Form 20-F
period 2003-02-01
SIGNET GROUP PLC
filed 2003-04-24
CIK 832988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended February 1, 2003
Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ________ to ________.

Commission file number 0-16945

SIGNET GROUP plc
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares
Ordinary Shares of 0.5 pence each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 0.5 pence each	1,713,768,396
Class A Dollar Deferred Shares of $0.01 each	0
Class B Dollar Deferred Shares of $1.00 each	0

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18

KAY

JARED

Ernest Jones

SIGNET

Signet Group plc
Annual Report & Accounts
and Form 20-F
Year ended 1 February 2003

2002/03 Group highlights

Sales	up	1.9%	(1)	to	£1,608.0m

Operating profit	up	7.7%	(1)	to	£216.2m

Profit before tax	up	9.2%	(1)	to	£199.7m

Earnings per share(2)	up	5.6%	(1)	to	7.5p

Dividend per share	up	17.9%		to	2.11p

Return on capital employed(2)	up from	23.3%		to	23.8%

Gearing	down from	29.7%		to	20.1%

(1)	2001/02 was a 53 week year. On a comparable 52 week basis at constant exchange rates, sales increased by 7.9%, operating profit by 14.8%, profit before tax by 16.2% and earnings per share by 11.9%.
(2)	Earnings per share and return on capital employed are defined on pages 110 and 111.

Annual Report & Accounts and Form 20-F 2003

2	Chairman’s statement
3	Group Chief Executive’s review
6	Five year financial summary
7	US Operating review
15	UK Operating review
21	Group employees
21	Description of property
22	Financial review
28	Risk and other factors
33	Directors, officers and advisers
35	Report of the directors
36	Corporate governance statement
40	Directors’ remuneration report
50	Statement of directors’ responsibilities
51	Independent auditors’ report to the members of
Signet Group plc
52	Consolidated profit and loss account
53	Consolidated balance sheet
54	Company balance sheet
55	Consolidated cash flow statement
55	Reconciliation of net cash flow to movement in net debt
56	Consolidated statement of total recognised gains
and losses
56	Note of consolidated historical cost profits and losses
57	Consolidated shareholders’ funds
58	Notes to the accounts
97	Social, ethical and environmental matters
100	Shareholder information
107	Selected financial data
109	Quarterly results
110	Definitions
112	Glossary of terms
113	Shareholder contacts
114	Cross reference to Form 20-F
116	Index

Signet Group plc is an English public limited company, whose shares are listed on the London Stock Exchange (under the symbol “SIG”) and whose American Depositary Shares are quoted on the Nasdaq National Market (under the symbol “SIGY”).

This document comprises the Annual Report & Accounts of the Group in accordance with United Kingdom requirements and the Annual Report on Form 20-F to be filed with the United States Securities and Exchange Commission.

In this Annual Report, “1998/99”, “1999/00”, “2000/01”, “2001/02”, “2002/03” and “2003/04”, refer to, as appropriate, the 52 weeks ended 30 January 1999, 29 January 2000, 27 January 2001, the 53 weeks ended 2 February 2002, the 52 weeks ended 1 February 2003 and the 52 weeks ending 31 January 2004.

This Annual Report contains translations of certain pound sterling amounts into US dollars at a rate of $1.64 = £1.00, which was the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 31 January 2003.These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. On 26 March 2003 the Noon Buying Rate was $1.57 = £1.00.

Cautionary statement regarding forward-looking statements
The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Report. Readers are referred to “Risk and other factors” on pages 28 to 32.

Signet Group plc   1

Back to Contents

Chairman’s statement

Results
In the 52 weeks to 1 February 2003 the Group built further on the growth trend of the last eight years.

Profit before tax rose to £199.7 million compared to £182.8 million in the 53 week period last year. This represented a 16.2% increase on a comparable 52 week basis at constant exchange rates. Earnings per share rose from 7.1p to 7.5p, the tax rate having increased as anticipated from 34.5% to 35.5%. Like for like sales rose by 5.3% and total sales grew to £1,608.0 million (2001/02 53 weeks: £1,578.1 million), a 7.9% increase on a comparable 52 week basis at constant exchange rates.

Net debt was reduced to £140.1 million at the year end (2 February 2002: £201.7 million), £27.9 million of the improvement being accounted for by exchange rate movement. Gearing fell to 20.1% (2 February 2002: 29.7%). Interest cover (operating profit divided by net interest cost) was a very comfortable 13.1 times.

Overall these were strong results given comparison with a 53 week period, a weaker US dollar and a softening in the trading environment on both sides of the Atlantic in the last quarter.

The US business did extremely well in a challenging retail market. The division continued to implement its proven strategy and again outperformed the speciality jewellery sector.

The UK division also had a very encouraging outcome. Like for like sales growth again exceeded that of the general retail market, with Ernest Jones achieving a particularly good result.

People
I would again like to thank all management and staff on both sides of the Atlantic for their hard work and professionalism which has contributed to the further progress of the Group during the year.

I am pleased to welcome Russell Walls to the Board. He joined the Group as a non-executive director in August 2002 and will chair the Audit Committee from 1 April 2003.

Ian Dahl resigned from the Board and from his position as Chief Executive of the UK jewellery division with effect from 30 September 2002. The Board thanks him for his contribution to the Group during his period of office.

Richard Miller, Chief Financial Officer of the US division, who has been with the Group for 21 years and has been an alternate director since 1994, will be retiring in April 2003. The Board expresses its appreciation for his contribution to the Group.

Dividend
The Board is pleased to recommend a 20% increase in the final dividend to 1.80p per share (2001/02: 1.50p), the total for the year being 2.110p per share (2001/02: 1.789p). The full year dividend cover was 3.6 times (2001/02: 3.9 times).

Future dividend policy will continue to take account of earnings, cash flow, gearing and the needs of the business.

Current trading
Overall the Group has had a generally satisfactory start to the year. Both the US and the UK businesses had strong Valentine’s Day performances. Subsequent trading has been affected by inclement weather in the US, the timing of Easter and the geopolitical situation.

James McAdam
Chairman
26 March 2003

2   Signet Group plc

Back to Contents

Group Chief Executive’s review

Introduction
Group like for like sales increased by 5.3%, with both the US and UK businesses exceeding the performance of the general retail sector in their respective markets. Group operating profit rose to £216.2 million from £200.7 million, an increase of 7.7% (14.8% on a comparable 52 week basis at constant exchange rates).The operating margin increased to 13.4% (2001/02: 12.7%) and the return on capital employed (“ROCE”) increased to 23.8% (2001/02: 23.3%). The year saw a further strengthening of the balance sheet after investment in fixed and working capital of £121.3 million.

The US business continued to build on its competitive strengths in a fluctuating and uncertain trading environment. Operating profit rose from £145.1 million to £155.2 million, an increase of 7.0% (15.6% increase on a 52 week basis at constant exchange rates). Consolidation within the US speciality jewellery sector continues and the US division’s share of the speciality market is estimated to have risen over the last five years to circa 6.7% from circa 4.7%. Like for like sales have risen at a compound annual growth rate of 6.6% over the same period. During last year 6% was added to selling space, with the increase over the last five years being some 64%. A core objective of the US business is to increase selling space by 6% – 8% per annum, the majority of this being related to expansion of the Jared concept. In the longer term the potential is for over 200 Jared stores generating sales of over $1 billion. Space growth and improved store productivity should contribute further to leveraging of both central overhead costs and marketing expenditure. Continued enhancement of customer service is another key aim. It is planned to achieve this through the implementation of leading edge operating systems and procedures, which should result in staff spending less time on administrative functions. New merchandising initiatives, including branding programmes, continue to be identified, tested and developed. A continued shift to broadcast advertising is increasing brand name awareness and driving footfall.

The UK business took a further significant step forward in its strategy to increase store productivity and make existing space work harder. Operating profit rose by 10.4% (13.2% on a comparable 52 week basis). Like for like sales in the year increased by 5.2%, the compound annual growth rate over the last five years being 5.3%. Average sales per store during the same period increased from £589,000 to £747,000. The drive to gain market share in diamonds, which is a core objective of the division’s strategy, continues to show considerable success.The compound annual growth rate of the diamond category over the last five years was 14.4% per annum, a peformance which was considerably ahead of the 8.9% recorded by the overall diamond market. A range of initiatives being implemented in merchandising, store operations, marketing and real estate will continue to assist the business in achieving its strategic targets, as will the continuing transfer of best practise from the US division.

Signet is committed to managing the social, ethical and environmental risks and responsibilities facing the Group. In 2002/03 the focus was on developing an environmental policy, reviewing the environmental management systems and implementing the Kimberley Process, which regulates the trade in rough diamonds. See pages 97 to 99 for a report on these matters.

US (71% of Group sales)
Details of the US division’s performance are set out below:

					Like
					for like
	2002/03	2001/02	Change		change

	£m	£m	%		%

Sales	1,134.4	1,126.0	+0.7	(1)	+5.4
Operating profit	155.2	145.1	+7.0	(2)
Operating margin %	13.7%	12.9%
ROCE %	21.5%	20.4%

(1)	On a comparable 52 week basis and at constant exchange rates US total sales increased by 8.6% (2.2% at actual exchange rates).
(2)	On a comparable 52 week basis and at constant exchange rates US operating profit increased by 15.6% (8.8% at actual exchange rates).

Costs, gross margin and inventories remained under tight control. Significant benefits were obtained from a number of management initiatives, including the development of the Leo Diamond®and three-stone diamond jewellery ranges, increased levels of staff training, expansion of television advertising and continued investment in real estate.

The increase in operating margin and ROCE reflected leverage from like for like sales growth which more than offset the adverse impact of immature store space. The gross margin rate was slightly down on last year’s level due to anticipated changes in sales mix. The increase in the price of gold bullion had limited effect on the year but could have greater impact in the current year. The proportion of sales through the in-house credit card decreased to 49.5% (2001/02: 50.4%).The bad debt charge was at the bottom of the range of the last six years at 3.0% of total sales (2001/02: 3.2%).This was before a $2.2 million one-off benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

Signet Group plc   3

Back to Contents

Group Chief Executive’s review (continued)

Customers responded positively to the merchandise programmes, many of which have been developed and tested over a number of years. An example was the Leo Diamond range where the Group has exclusive rights. Leo Diamonds have more brilliance than normally cut stones of similar size and quality.The range was first tested in Jared stores during Christmas 2000, rolled out to 300 mall stores in 2001, and by Christmas 2002 it was in all the division’s stores.Three-stone diamond merchandise is another example of a range that has been successfully developed over a number of years.

Staff training was undertaken at a record level in 2002/03, with emphasis on improving product knowledge and selling skills. A longer term programme has also been introduced to reduce and simplify administrative functions carried out in the stores, thereby allowing sales staff more time to serve customers. This programme has already contributed some improvement in stock losses.

Marketing events and promotional activity proved to be particularly successful during critical selling periods such as Valentine’s Day, Mother’s Day and Christmas. Broadcast advertising was further extended and Kay television advertising impressions were increased by 16% over the Christmas period.The romance and appreciation based advertising theme, “Every kiss begins with Kay”, once more proved successful in heightening name recognition. The Leo Diamond was featured strongly in this advertising.The annual gross marketing spend amounted to 6.4% of sales (2001/02: 6.3%), the increase reflecting growth in the number of Jared stores where the advertising spend is higher than for mall stores.

Jared now has sales of over $250 million and its like for like sales performance was significantly ahead of that of the rest of the division.The Jared concept is the primary vehicle for US space growth and in the period a further 12 stores were opened, bringing the total up to 67 such stores at the end of the period. Jared television advertising was expanded from three markets in 2001 to ten markets over Christmas 2002 and will be developed further in 2003. An initiative to increase sales of luxury watches in Jared stores was also launched.

In 2002/03 total fixed capital investment in the US business was £33.1 million (2001/02: £41.0 million, £38.6 million at constant exchange rates).The enhancement and expansion of the real estate portfolio continued, although at the lower end of the planned range.This reflected the tightened investment criteria in place to take account of the uncertain trading environment.

The change in store numbers by chain is shown in the following table:

	Total	Kay	Regional	Jared

2 February 2002	1,025	667	303	55
Openings	48	22	14	12
Closures	(23)	(13)	(10)	–

1 February 2003	1,050	676	307	67

In 2003/04 it is planned to refurbish or relocate approximately 90 stores and to increase selling space by circa 7%. A further 12 new Jared stores should account for some 65% of the increase, the remainder comprising up to 30 net mall store openings and a trial of up to 10 Kay stores in outdoor centres.

UK (29% of Group sales)
Details of the UK division’s performance are set out below:

					Like
					for like
	2002/03	2001/02	Change		change

	£m	£m	%		%

Sales
H.Samuel	279.1	277.3	+0.6		+2.6
Ernest Jones	188.0	168.5	+11.6		+9.4
Other	6.5	6.3

Total	473.6	452.1	+4.8	(1)	+5.2

Operating profit	67.0	60.7	+10.4	(2)
Operating margin %	14.1%	13.4%
ROCE %	38.0%	39.4%

(1)	On a comparable 52 week basis UK total sales increased by 6.2%.
(2)	On a comparable 52 week basis UK operating profit increased by 13.2%.

The strategy to improve store productivity by increasing the average transaction value again proved successful, despite an increasingly challenging trading environment. Benefit was gained from a range of management initiatives.The initial phase of a trial of new store designs was expanded.

The gross margin rate was slightly ahead of last year. Increased store productivity contributed to the improved operating margin while the decrease in ROCE reflected the benefit of the 53rd week in 2001/02 and higher investment in diamond inventory. H.Samuel average sales per store rose by 1.5% to £677,000 (2001/02: £667,000) and Ernest Jones (including Leslie Davis) by 12.1% to £1,030,000 (2001/02: £919,000).

4   Signet Group plc

Back to Contents

The average retail price of items sold increased by 6.5% to £33 (2001/02: £31) in H.Samuel and by 9.2% to £130 (2001/02: £119) in Ernest Jones. Diamond assortments were further enhanced, with the Leo Diamond range being rolled out in Ernest Jones and the Forever Diamonds range being tested in H.Samuel. Diamond sales again achieved an above average increase and outpaced the growth in the UK diamond market; they now account for 25% of the sales mix (18% in H.Samuel and 35% in Ernest Jones). This represents a significant increase on five years ago when diamonds accounted for 16% of the mix (14% in H.Samuel and 28% in Ernest Jones).

Staff training remains a priority, with focus on improving product knowledge, particularly in respect of diamonds. During the year increased training support was given to store managers and a more structured training programme introduced. Progress in improving customer service was monitored through a mystery shopper programme.

In 2002/03 new store formats were tested in 17 locations (15 H.Samuel and 2 Ernest Jones).The new designs enable improved interaction with the customer and better presentation of the diamond range by replacing the former window displays with staffed display counters. In 2003/04 the trial will be extended, with the planned new and refurbished stores utilising the new formats.

Fixed capital investment, principally in the store portfolio, amounted to £16.4 million (2001/02: £18.8 million). Four new H.Samuel stores were opened and eight closed. Ernest Jones saw eight openings and no closures. At the year end there were 610 stores (418 H.Samuel and 192 Ernest Jones). In total 42 stores were refurbished in the period compared with 93 in 2001/02. Capital expenditure was at a similar level to last year as more large key stores were refurbished, including 13 under the new format. Some 32 further stores are scheduled for refurbishment in 2003/04.

Terry Burman
Group Chief Executive
26 March 2003

Signet Group plc   5

Back to Contents

Five year financial summary

	2002/03	2002/03(1)	2001/02(2)	2000/01	1999/00	1998/99

	£m	$m	£m	£m	£m	£m

Sales	1,608.0	2,637.1	1,578.1	1,387.3	1,136.5	991.2

Operating profit	216.2	354.6	200.7	178.7	139.1	102.3
Net interest payable	(16.5)	(27.1)	(17.9)	(15.9)	(11.4)	(13.1)

Profit before tax	199.7	327.5	182.8	162.8	127.7	89.2
Taxation	(70.8)	(116.1)	(63.1)	(52.1)	(38.3)	(24.0)

Profit for the period	128.9	211.4	119.7	110.7	89.4	65.2

Earnings per share(3)	7.5p	$0.12	7.1p	6.6p	5.3p	3.9p
Dividend per share	2.110p	$0.0346	1.789p	1.625p	1.450p	1.000p

Capital expenditure	49.5	81.2	59.8	56.2	39.3	30.9
Investment in fixed and working capital	121.3	198.9	108.1	132.0	83.2	56.9
Depreciation and amortisation	37.8	62.0	34.7	30.6	27.8	27.6
Net debt	140.1	229.8	201.7	229.1	91.6	111.5
Shareholders’ funds (as restated)(4)	696.5	1,142.3	679.7	565.4	448.3	379.6

Gearing(3)	20.1%		29.7%	40.5%	20.4%	29.4%
Return on capital employed(3)	23.8%		23.3%	25.2%	24.1%	19.5%

Store numbers (at end of period):
US	1,050		1,025	999	827	788
UK	610		606	605	606	606
Percentage increase/(decrease)
in like for like sales:
US	5%		1%	6%	11%	10%
UK	5%		9%	9%	5%	(1)%
Average sales per store (000’s):(5)
US	1,088	1,665	1,125	1,117	939	823
UK	747	1,143	735	665	613	580
Number of employees
(full-time equivalents)	14,160		13,525	12,520	11,450	10,919

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.64, the Noon Buying Rate on 31 January 2003.
(2)	53 week year.The impact of the additional week on sales was £22.4 million, operating profit £4.0 million, net interest payable £0.4 million and profit before tax £3.6 million.
(3)	Earnings per share, gearing and return on capital employed are defined on pages 110 and 111.
(4)	During 2001/02 the Group adopted FRS19 – ‘Deferred Tax’.The adoption of the standard resulted in a prior year adjustment affecting shareholders’ funds for 1998/99, 1999/00, 2000/01 (see note 17 on page 70).
(5)	Including only stores operated for the full financial period.

The financial data included in the Five year financial summary above has been derived, in part, from the consolidated accounts for such periods included elsewhere in this Annual Report.The financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 22 to 27.

Further selected financial data is shown on pages 107 and 108.The accounts of the Group have been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. See pages 88 to 96 for information on the material differences between UK GAAP and US GAAP that affect the Group’s profit and shareholders’ funds.

6   Signet Group plc

Back to Contents

US Operating review

Overview
Signet is the second largest US speciality retail jeweller with an approximate market share of 6.7%, operating 1,050 stores in 45 states at 1 February 2003. In 2002/03 total US sales were $1,736 million (2001/02: $1,621 million). At the year end the Group operated 983 mall jewellery stores and 67 destination superstores in off-mall shopping centres. Its mall stores trade nationwide as Kay Jewelers (“Kay”), and regionally under a number of well established and recognised names.The destination superstores trade as Jared The Galleria Of Jewelry (“Jared”), the nation’s largest and fastest growing chain of destination jewellery stores. In the medium term it is planned to increase US space by about 6% to 8% per annum and to grow like for like sales, with Jared accounting for a majority of the planned space growth.

Competitive advantages
Management attributes its consistent success in the US speciality jewellery retail market to a range of competitive advantages in merchandising, store operations, marketing and real estate.These are reflected in the US division’s average sales per store and operating margin, which are substantially higher than that of other quoted mid-market mall speciality retail jewellers operating stores of similar size. The principal competitive advantages are summarised below, and all are explained in greater detail on pages 8 to 13.

• Merchandising

The division’s sophisticated merchandising systems track, forecast and respond to consumer preferences and provide competitive advantage by ensuring high in-stock positions of key merchandise assortments and fast-moving items. It is believed that in comparison to its competitors Signet has greater capacity and expertise to direct-source loose diamonds, which management believes provides superior value and quality to the consumer. Diamonds account for approximately 69% of total annual sales.

• Store operations

The salesperson’s ability to communicate and explain the value and quality of the merchandise plays a significant part in a diamond sale.Therefore, the US division has developed specialised training for its sales associates, and its size allows it to leverage training resources and systems.

• Marketing

Kay is one of only two US speciality jewellery retail brands with a nationwide presence large enough to justify national network television advertising, the most cost effective way to attract customers and increase brand recognition.

• Real estate

Strict criteria are followed when evaluating real estate investment and management believes that the quality of its store portfolio is superior to that of its competitors.

Market place
Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been $53 billion in 2002 (2001: $51 billion).

In the US total jewellery market sales have risen at a compound annual growth rate of 6% over the last 20 years. In 2002 the market grew by about 4%. Management believes that the primary driver of the relatively steady growth in the market has been the bridal, fashion accessory and gift giving nature of the majority of US jewellery sales. Signet has an approximate 3.3% share of the total US jewellery market (including watches and fashion jewellery).

The US speciality market in which the division competes is approximately $26 billion (2001: $25 billion). Speciality jewellery sales have risen at a compound annual growth rate of 5.6% from 1997 to 2002 (US Department of Commerce). Over a similar period total Signet US sales rose at a compound annual growth rate of 12.8%. Signet has some 6.7% of the US speciality retail jewellery market.

Management believes that the longer term outlook is encouraging due to growth in disposable income, the increasing numbers of women in the work place and favourable demographics; the fastest growing segment of the US population is the 45 to 64 year olds, who have

Signet Group plc   7

Back to Contents

US Operating review (continued)

spent more per capita on jewellery than any other segment over the years 1998 to 2002 (US Department of Commerce).

The US retail jewellery industry is very competitive and highly fragmented. Management believes that the five largest speciality jewellery retailers account for some 22.5% of speciality jewellery sales, and these have gained market share over the past five years. This trend provides significant opportunity for the more competitive businesses in the sector, and it is believed that Signet is well positioned to gain market share. In the broader total US jewellery market Signet competes against other formats such as department stores, discount outlets, television home shopping and Internet shopping. Management believes that the business also competes with non-jewellery retailers for consumers’ discretionary dollar spend.

The US division’s largest speciality jewellery competitor is Zale Corporation, which has a speciality market share of about 7.9%. Competition is also encountered from a limited number of large regional retail jewellery chains, smaller regional chains (those operating fewer than 100 stores) and independent retail jewellery stores, which account for over 70% of the speciality market.

Store operations
Signet’s US stores offer a selection of jewellery lines at key price points with an emphasis on fine diamonds, which account for some 69% of sales. In 2002/03 the average retail price of all merchandise sold was approximately $267 (2001/02: $257).

Signet conducts its US retail operations through three marketing divisions: Kay, regional chains and Jared. Kay and the regional chains are primarily located in regional and super-regional enclosed malls, with approximately 47% of the stores being in prime centre court locations.The average mall store contains approximately 1,155 square feet of selling space and 1,444 square feet of total space.The design and appearance of stores is standardised within each chain.

Details of recent investment in the store portfolio are set out below:

	Number of stores

	2002/03	2001/02	2000/01

Store refurbishments
and relocations	71	91	99
New mall stores	36	41	40
New Jared stores	12	12	15

Fixed capital expenditure	£28m	£37m	£40m
Total investment(1)	£63m	£68m	£72m

(1)	Fixed and working capital investment in new space and refurbishments/relocations.

Management believes that the US division’s prime real estate together with its investment in mall store refurbishments and relocations are competitive advantages that help build store traffic. Superior like for like sales growth is normally achieved for a number of years following such investment in a store.The typical benefits from refurbishments, which normally occur on a ten year cycle, include an increase in linear footage of display cases positioned on the store frontage, improved lighting and better access to the store.

Criteria for investment in real estate remains stringent, reflecting the more difficult trading environment. For mall sites, corner locations with high footfall in superior malls are targeted.

Jared locations are typically free-standing sites in “power strip” shopping complexes with high visibility and traffic flow, positioned close to the street and often near a major mall. In addition, the retail centres in which Jared stores operate normally contain strong retail co-tenancies, including other destination stores such as Borders Books, Best Buy, Home Depot,Toys “R” Us and Bed, Bath & Beyond.

In 2002/03 there was a net increase in store space of approximately 6%, a similar level to the previous year.

8   Signet Group plc

Back to Contents

In 2003/04 it is planned to open up to 12 Jared stores and up to 45 mall stores, the majority of which will be Kay. In addition a trial of up to 10 Kay stores in outdoor centres is planned. Approximately 20 mall stores are planned for closure. Planned net openings should increase retail space by up to a further 7% by the end of 2003/04. Signet may consider selective purchases of mall stores that meet its acquisition criteria regarding location, quality of real estate, customer base and price.

Kay
The expansion of Kay as a nationwide chain is an important element of the US growth strategy. Kay, with 676 primarily mall stores in 45 states at 1 February 2003 (2 February 2002: 667 stores), is targeted at the middle income consumer. It is believed that in the longer term there is potential to expand the Kay chain by around 200 mall stores (net of closures). The average retail price of merchandise sold in the Kay chain during 2002/03 was $242 (2001/02: $236). The average sales per Kay store were $1,490,000 (2001/02: $1,430,000).

Regional chains
In order to increase market share in selected geographic areas Signet also operates US mall stores under a variety of established regional trade names: JB Robinson Jewelers, Marks & Morgan Jewelers, Belden Jewelers, Friedlander’s Jewelers, Goodman Jewelers, LeRoy’s Jewelers, Osterman Jewelers, Roger’s Jewelers, Shaw’s Jewelers and Weisfield Jewelers. At 1 February 2003 307 regional stores operated in 30 states (2 February 2002: 303 stores). The opening of new regional chain stores is considered if real estate satisfying the investment criteria becomes available in their respective trading areas. The average retail price of merchandise sold in the regional chains during 2002/03 was $265 (2001/02: $263). The average sales per store in the regional chains were $1,558,000 (2001/02: $1,575,000).

Jared
Jared is the leading destination speciality retail jewellery chain in its sector of the market. Its main competitors are independent operators, with the next largest chain having approximately one-third as many stores. If Jared was a

The following table sets out information concerning the US stores operated by Signet during the periods indicated:

	2002/03	2001/02	2000/01

Number of stores:
Acquired during the year(1)	nil	nil	137
Total opened during the year(2)	48	53	55
Kay	22	29	32
Regional chains	14	12	8
Jared	12	12	15
Total closed, or sold during the year(2)	(23)	(27)	(20)
Kay	(13)	(12)	(5)
Regional chains	(10)	(15)	(15)
Jared	nil	nil	nil
Total open at the end of the year	1,050	1,025	999
Kay	676	667	650
Regional chains	307	303	306
Jared	67	55	43
Increase in space	6%	6%	26%
Percentage increase in like for like sales	5.4%	0.6%	5.9%
Average sales per store in thousands (total)(3)	$1,665	$1,597	$1,631
Average sales per store in thousands (excluding Jared)(3)	$1,511	$1,475	$1,526

(1)	Acquisition of Marks & Morgan on 31 July 2000.
(2)	Figures for stores opened and closed during the year exclude conversions of format between Kay and regional chains.
(3)	Based upon stores operated for the full financial year.

Signet Group plc   9

Back to Contents

US Operating review (continued)

stand-alone operation it would be the eighth largest US speciality jewellery company by sales.

Jared targets an underserved sector at the upper end of the middle market. The customer profile is of a more mature, higher income customer than that of Signet’s US mall stores. An important advantage of a destination store is that the potential customer visits the store with the intention of making a jewellery purchase, whereas in the mall there is a greater possibility of the intended spend being diverted.

Each Jared is about five times the size, with five times the inventory of a Signet US mall store. The typical Jared store is about 5,800 square feet. Its size permits significantly expanded product ranges and enhanced customer services, including in-store repair and custom design facilities. A private viewing room is available for customers when required. There are also complimentary refreshments and a children’s play area.

There were 67 Jared stores at 1 February 2003 (2 February 2002: 55 stores).The average retail price of merchandise sold in Jared stores during 2002/03 was $558 (2001/02: $522), which was more than double that of a Signet US mall store. The average sales per Jared store were $4,310,000 (2001/02: $4,284,000).

In the first five years of trading a Jared store is projected to have a faster rate of like for like sales growth than that of a mature mall store. At the end of this period the projected operating margin is expected to have risen to around that of the mature mall stores, with a greater return on capital employed. At 1 February 2003 about one quarter of the Jared stores had been open for less than 18 months and only seven had been open for more than five years.

Since the first Jared store opened in 1993, the concept has been continually evaluated, developed and refined. Management believes that the chain enjoys a number of competitive advantages, including benefit from the US division’s economies of scale such as leveraging the home office infrastructure, access to a pool of experienced store management, and availability of capital required to develop and grow the brand.

Management believes that the Jared concept has considerable growth potential and over 100 suitable markets have been identified for future expansion, with many of these markets able to support multiple locations. Accordingly, in the longer term, the chain has the potential to expand to over 200 stores nationwide, generating annual sales of over $1 billion.

The following map shows the number and locations of Kay, regional stores and Jared stores at 1 February 2003:

10   Signet Group plc

Back to Contents

Management, personnel, training and incentives
A retail jewellery sale normally requires face-to-face interaction between the customer and the salesperson, during which the items being considered are removed from the display cases and presented one at a time with their qualities being described. It is believed that the quality of store sales staff with the necessary product knowledge to communicate the competitive value of the merchandise is critical to the success of the business. Furthermore, consumer surveys indicate that a key factor in the retail purchase of jewellery is the customer’s confidence in the salesperson.

The US division’s training and incentive programmes are designed to play an important role in recruiting and retaining qualified store staff. The preferred practice is to promote store managers, district managers and regional vice-presidents from within the organisation, thereby helping to maintain continuity and familiarity with store operations, sales training, selling methods and corporate culture.

Store personnel must complete basic training within 90 days of being employed.There are also in-house sales training seminars for all sales staff and classes for store managers. Supplementing the seminars are in-store computer based training and testing programmes, as well as role-playing workshops conducted to strengthen and reinforce selling skills.

Retail sales personnel are encouraged to achieve Certified Diamontologist status by graduating from a comprehensive diamond correspondence course provided by the Diamond Council of America. Approximately 50% of full time sales staff who have completed their probationary period are Certified Diamontologists or are training to become certified. Employees often continue their professional development through completion of correspondence courses on gemstones.

The US division also devotes substantial resources to training its store managers, and conducts a number of management and career development programmes at its corporate headquarters.These programmes are tailored to address specialised areas such as the managing of high volume mall stores and Jared stores. Additional training is provided at the annual managers’ meeting.

All store personnel are required to meet daily performance standards and establish and commit to goals.The store information system provides a comparison of actual performance with the previous day’s targets. Individual goals and performance are factored into promotion decisions.

Store employees who have completed basic training are paid a commission based on individual sales performance through monthly incentive programmes designed to promote customer service and operating efficiencies.The commission can increase significantly if the store as a whole achieves certain sales goals for the month.

In addition to sales-based incentives, bonuses based on the profitability of stores are paid to store managers. Bonuses paid to district managers are based on the achievement of certain objectives for the stores under their control, including sales and margin goals, operating cost control, profitability, training and compliance with loss prevention matters. Contests and incentive programmes are frequently run which reward achievement of specific goals with travel or additional cash awards. In 2002/03 approximately 22% (2001/02: 21%) of store personnel remuneration was incentive based.

Management believes that the retention and recruitment of highly qualified and well trained staff in the US divisional headquarters in Akron, Ohio are key factors in supporting the stores and sales staff.Training of home office personnel includes emphasis on the importance of the working partnership between stores and headquarters. A comprehensive in-house curriculum supplements specific job training and includes product knowledge, time management, performance management, diversity in the workplace and basic and advanced computer training.

Head office management receives in-house training in motivation, coaching and feedback, creative problem solving, communication, presentation skills and leadership. They may also participate in outside seminars provided by technical organisations or development specialists.

Part of all head office performance-based bonuses is based on the profitability of the US division. All non-management head office personnel must meet ser vice level and production requirements, and performance against these goals is a significant factor in promotion decisions. Bonuses paid to home office managers are also based on profit targets and performance against individual job requirements.

Merchandising and purchasing
It is believed that the selection, availability and value for money of Signet’s merchandise are central to its success. The range of merchandise offered and the high level of stock availability are supported in the US business by extensive and continuous research and testing. Best-selling

Signet Group plc   11

Back to Contents

US Operating review (continued)

products are identified and their rapid replenishment ensured with thorough analysis of product trials.This approach, along with the direct sourcing of diamonds, enables the division to deliver a focused assortment of merchandise to maximise sales, minimise discounting and accelerate inventory turn.

Sophisticated inventory management systems enabling merchandise testing, assortment planning, allocation and replenishment have been developed and implemented. A model inventory plan is in place for each store and is periodically reviewed and updated. Approximately 70% of the merchandise is available for sale in all the US mall stores, with the remainder allocated to reflect demand in particular markets.

The inventory management team works closely with the marketing team to determine merchandise quantities for promotional events. It is believed that the merchandising and inventory management systems, as well as improvements in the productivity of the centralised distribution centre, have allowed the division to achieve inventory turns superior to those of most of its quoted competitors. In 2002/03 the average cost of inventory as a percentage of annual sales increased to 36.8% (2001/02: 36.0%), reflecting the immaturity of recently added space.

Programmes have been developed in conjunction with certain vendors for the provision of branded jewellery merchandise. For example, the Leo Diamond is sold exclusively by Signet in the US and the UK. This diamond has a patented cut resulting in greater brilliance than a conventional diamond of equal colour, clarity and weight, and comes with its own independent certification known as the “Return Of Light”.The Leo Diamond range became available in all US stores during the year, and was also expanded to include a broader selection of cuts and styles. Management believes that the US division’s merchandising process, market share and relationship with suppliers position the business as an ideal partner to launch new branding initiatives.

Other merchandising initiatives offer a distinctive product selection. For example, in Jared, an opportunity to increase watch sales and also attract additional customer traffic was identified. Therefore a major initiative has been taken to increase the number of Jared stores that stock premium watch brands, with particular emphasis on Rolex,Tag Heuer and Omega.

In 2002/03 the bridal category accounted for approximately 43% of merchandise sold. This has been a category of steady growth in sales over the past four years.

The table below sets out Signet’s US merchandise sales mix as a percentage of sales:

Merchandise mix
	Percentage of sales
	2002/03	2001/02	2000/01

	%	%	%

Diamonds	69	67	66
Gold jewellery	8	10	11
Gemstones	10	10	11
Watches	6	6	7
Repairs	7	7	5

	100	100	100

Approximately 55% of diamond merchandise sold is acquired through contract manufacturing. Under this approach, Signet purchases loose polished diamonds on the world market and outsources the casting, assembly and finishing operations to third parties. It is believed that this approach results in a competitive cost and quality advantage. Contract casting and the setting of loose diamonds are generally utilised on basic items or programmes with proven non-volatile historical sales patterns that represent a lower risk of over or under purchasing. This purchasing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of obtaining better pricing for the supply of finished products.

Merchandise considered likely to have less predictable sales patterns is purchased complete as finished product. This strategy provides the opportunity to hold shelf stock with vendors and to make supplier returns or exchanges, thereby reducing the risk of over or under purchasing.

Merchandise held on consignment is used to enhance product selection and test new designs. This minimises exposure to changes in fashion trends and obsolescence whilst giving the flexibility to return non-performing merchandise. At 1 February 2003 the US division held approximately $116 million (2 February 2002: $133 million) of merchandise on consignment (see note 12 on page 67).

In 2002/03 the five largest suppliers collectively accounted for approximately 29% (2001/02: 25%) of total US purchases, with the largest supplier accounting for approximately 13% (2001/02: 9%).

12   Signet Group plc

Back to Contents

Marketing and advertising
Store brand name recognition by consumers is believed to be an important factor in jewellery retailing, as the products themselves are predominantly unbranded. Signet continues to strengthen and promote its US brands and build store brand name recognition through a range of media advertising including television, radio, print, catalogues, direct mail, point-of-sale signage, in-store displays and the Internet. Established strategic marketing and advertising research programmes provide a strong understanding of jewellery customers and their purchasing profiles.

Gross advertising and marketing expenditure increased by 9.0% to $110.4 million in 2002/03 (2001/02: $101.3 million), primarily as a result of the continued expansion of the Jared concept and total mall sales growth. Gross expenditure as a percentage of sales was 6.4% (2001/02: 6.3%).

Advertising activities are concentrated during periods when customers are expected to be most receptive to the marketing message. During the 2002 Christmas trading period the number of Kay television impressions increased by 16% and radio advertising weights by 8% against the previous Christmas trading period. Over the last four years TV advertising for Kay has increased by two and a half times, and the cost of network television advertising is leveraged as the number of stores increases. The romance and appreciation based theme of its advertising programme continues to be “Every kiss begins with Kay” which has improved name recognition of this chain.

Promotional campaigns for Jared and regional chains use regional radio advertising supplemented by direct mail as a cost effective medium to support and enhance name recognition. A television advertising test for Jared was expanded to ten selected markets in 2002/03 from three in 2001/02 in order to gain a better understanding of the dynamics of advertising Jared on television. When the Jared chain reaches the critical mass to justify national network television advertising, the most efficient and cost effective form of marketing, such a programme would enhance brand name recognition nationwide and give improved access to prime store real estate sites in large, high-cost advertising markets.

Each year the US division produces 11 catalogues that feature a wide selection of merchandise and are prominently displayed in stores. Catalogues are also mailed direct to targeted customers. Statistical and technology-based systems are employed to support a direct marketing programme that uses a proprietary database of over 18 million names to strengthen the relationship with customers.The programme targets current customers with special savings and merchandise offers during the key trading periods. In addition, invitations to special promotional in-store events hosted in stores are extended throughout the year.

During 2002/03 marketing web sites for Jared (www.jared.com), J.B. Robinson (www.jbrobinson.com) and Marks & Morgan (www.marksandmorgan.com) were developed and launched, and the web site for Kay (www.kay.com) was upgraded.The web sites display a selection of the stores’ merchandise assortments, include store locators, and allow for customer registration and the ability to compile a gift “wish list”.

Credit operations
Various Signet US credit programmes help to establish long-term relationships with customers and complement the marketing strategy by encouraging additional purchases and higher unit sales. Management regards the provision of an in-house credit programme as a competitive advantage for a number of reasons. It provides opportunities for greater contact with customers. It also allows management to establish and implement customer service standards in the context of the business. It is believed that investment in systems and management of credit offerings appropriate for the business is also facilitated in a more cost-efficient manner than by a third party provider.

The table on page 14 presents data related to the in-house credit business for the past three financial years. The credit performance has been consistent, and the credit terms have remained largely unchanged in seven years. The average outstanding balance was $688 (2001/02: $660). With a stable monthly collection rate of approximately 14.5%, the portfolio turns approximately every seven months. Bad debt expense in 2002/03 was 6.0% of credit sales before a $2.2 million one-off benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio. It has ranged between 6.0% to 6.8% of credit sales over the seven year period 1996/97 to 2002/03. In-house credit sales represented 49.5% of total US sales in 2002/03 (50.4% in 2001/02). Certain programmes offer interest-free financing. In most states customers are offered optional third party credit insurance.

Centralised credit authorisation and collection processes are based at the US headquarters in Akron, Ohio. Credit applications are evaluated by the scoring of credit application data and data obtained through on-line access to third party credit bureaux. The centralised system is capable of

Signet Group plc   13

Back to Contents

US Operating review (continued)

In-house credit operations
	2002/03	2001/02	2000/01

Credit sales ($m)	859.6	817.2	724.0
Credit sales as % of total sales	49.5%	50.4%	49.7%
Number of active credit accounts at year end	798,761	799,043	793,792
Average outstanding account balance ($)	688	660	652
Average monthly collection rates	14.5%	13.9%	13.9%
Bad debt as % of total sales	3.0%(1)	3.2%	3.4%
Bad debt as % of credit sales	6.0%(1)	6.3%	6.8%

(1)	Before a $2.2 million one-off benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

processing and approving the majority of applications in less than two minutes after data input via in-store terminals. Improved scoring models that use statistical methods and support collection systems and strategies have been implemented. During 2002/03 collection strategies and efforts continued to include increased emphasis on contacting accounts at early stages of delinquency.

In addition to the in-house credit card, the US stores accept major credit cards. Credit card sales are treated as cash sales and accounted for approximately 34% of total US sales during 2002/03.

Management tools and communications
The US division’s highly integrated and comprehensive information systems provide detailed, timely information to monitor and evaluate virtually every aspect of the business, and are designed to decrease the time sales staff spend on administrative tasks and increase their time spent selling.

The US information systems provide daily, weekly and monthly operating and statistical reports on inventories, sales, gross profit margins, payroll, receivables and operating costs.They also allow for comparison of actual, budgeted and prior year performance for every individual store, and tracking and analysis of product and regional sales trends.

All stores are supported by the internally developed Store Information System (“SIS”).The SIS includes electronic point of sale (“EPOS”) processing, in-house credit authorisation and support, a district manager information system and a satellite-based communications system, which supports data transmissions and company-wide e-mail in real time. At the end of each day, data captured by the EPOS system is automatically transmitted to headquarters and is used to update sales, in-house credit and perpetual inventory systems and to determine inventory replenishment for stores. The merchandise processing system enables management to track automatically each individual item of merchandise from receipt to ultimate sale and to monitor sales, gross margins and inventory levels by store, merchandise category and individual item. The division’s automated paperless merchandise picking system can replenish over 200,000 pieces in a single day. In addition, an automated daily piece counting system is in place in all US stores as an effective loss prevention measure.

Regulation
Signet US complies with numerous US federal and state laws and regulations covering areas such as consumer protection, consumer privacy, consumer credit, consumer credit insurance and employment legislation. Management endeavours to monitor changes in these laws to ensure that its practices comply with requirements.

14   Signet Group plc

Back to Contents

UK Operating review

Overview
Signet is the largest speciality retailer of fine jewellery in the UK, with 610 stores and a total market share of approximately 17%. It trades as H.Samuel (17.4% of Group sales), targeting the middle market, and Ernest Jones (11.7% of Group sales), positioned at the upper end of the middle market.Total sales during 2002/03 were £473.6 million (2001/02: £452.1 million).

At 1 February 2003 there were 418 H.Samuel stores and 192 Ernest Jones stores (including 16 Leslie Davis stores). Approximately 48% of these are found in prime “High Street” locations (main shopping streets with high pedestrian traffic) and 52% are located in covered or enclosed shopping malls. The High Street stores accounted for 42% of total UK sales and shopping mall stores for 58%. H.Samuel is the largest chain of speciality retail jewellers in the UK and its stores are located in virtually every medium and large retail centre. Ernest Jones, the second largest speciality retail jewellery chain, is represented in most large retail centres.

The strategy of the UK division is to raise the average transaction value thereby increasing store productivity. A key feature of the strategy is to make existing space work harder with particular focus on growing the diamond business and increasing sales in fashion and luxury watches.

Competitive advantages
Signet believes that the UK division’s competitive advantages include its strong, well established brand names; the national coverage of the chains and their complementary socio-demographic coverage; the prime locations of stores; economies of scale in buying, marketing and central administration; and the capacity to contract with jewellery manufacturers to assemble products utilising directly sourced gold and loose polished diamonds, thereby delivering better value to the customer.

The UK business also enjoys a unique competitive advantage due to its close relationship with Signet’s US operations. Synergies are gained by sharing merchandising knowledge, trend information, best practice procedures and systems.

Market place
Although reliable figures on the size of the UK jewellery market are difficult to obtain, management believes that in calendar year 2002 the size of the total UK market for fine jewellery, costume jewellery and watches was approximately £3.3 billion ($5.2 billion) (including VAT of 17.5%).The market includes speciality retail jewellers and non-speciality jewellery retailers such as catalogue showrooms, jewellery departments in department stores and mail order catalogues.

The UK retail jewellery industry is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are in total approximately 7,000 speciality retail jewellery stores in the UK.

In the middle market H.Samuel competes with F Hinds (108 stores), and a large number of independent jewellers. Competition at the lower end of the H.Samuel product range also comes from catalogue showroom outlets such as Argos and discount jewellery retailers such as Warren James.

In the upper middle market Ernest Jones’ competition is from independent speciality retailers and a limited number of other upper market jewellery groups such as Goldsmiths Group (164 stores); Beaverbrooks (48 stores); and MW Group (30 stores).

Management believes that customers are attracted to H.Samuel and Ernest Jones stores because they are perceived to be friendly, unintimidating and relaxed whilst

Signet Group plc   15

Back to Contents

UK Operating review (continued)

delivering expert service, integrity and a wide product selection. The performance in the UK over the past five years is illustrated in the following chart:

Store operations
A dedicated store operations management team for each of the H.Samuel and Ernest Jones chains supports and manages their development.

Management believes that the location, quality of real estate and interior fitting of its UK stores are central to its success. Traditionally both chains have employed extensive window displays.This is in contrast to the US where display cabinets of many jewellery stores are situated on the frontage with the mall concourses.

The UK division continues to test and review new store designs and layouts. During the year 17 stores of different types were trialed using a design format intended to be more conducive to the sale of diamonds and fine jewellery. The new designs feature open frontages intended to make the store more accessible and inviting to the customer, together with improved lighting of the merchandise.The trial formats draw on the Group’s mall store experience in the US and include display cases on the frontage with the mall concourse rather than the traditional window presentation.These low-level display units serve as both counter and display case, allowing the sales associate to present a selection of merchandise to the customer without having to break away from the sale to get additional merchandise from the window display. Details of recent investment in the store portfolio are set out below:

	Number of stores
	2002/03	2001/02	2000/01

Store refurbishments
and relocations	42	93	24
New H.Samuel stores	4	10	9
New Ernest Jones stores	8	9	3

Fixed capital expenditure	£14m	£15m	£6m

H.Samuel
H.Samuel, accounting for 17.4% of Group sales in 2002/03 (2001/02: 17.6%), offers a wide range of jewellery, gold, watches and gifts (see page 18 for merchandise mix). In contrast to Ernest Jones, H.Samuel is a high volume business with relatively low transaction values reflecting a lower proportion of diamond jewellery and a higher proportion of gifts in its sales mix. At 1 February 2003 the chain had average selling space of 1,124 square feet per store. The average retail price of items sold in 2002/03 was £33, and has increased at an annual compound growth rate of 5.7% over the last five years. The average sales per store in 2002/03 were £677,000 having increased at an annual compound growth rate of 3.6% over the last five years. Whilst H.Samuel continues to open new stores, there is limited opportunity to increase the total number, given the chain’s current nationwide coverage.

H.Samuel store data
	2002/03	2001/02	2000/01

Number of stores
Opened during year	4	10	9
Closed during year	(8)	(16)	(8)
Open at end of year	418	422	428
Percentage increase in
like for like sales	2.6%	6.4%	6.0%
Average retail price of
items sold(1)	£33	£31	£28
Average sales per store in
thousands (exc.VAT)(2)	£677	£667	£609

(1)	Excluding accessories, repairs and warranties.
(2)	Including only stores operated for the full financial year.

16   Signet Group plc

Back to Contents

Ernest Jones (including Leslie Davis)
Ernest Jones sales accounted for 11.7% of Group sales in 2002/03 (2001/02: 10.7%). The principal product categories are diamonds, branded watches and gold jewellery, all of which are merchandised and marketed to appeal to the more affluent upper middle market customer (see page 18 for merchandise mix). Ernest Jones retails prestige watches such as Rolex, Cartier, Gucci, Raymond Weil,Tag Heuer, Omega, Rado and Corum; contemporary fashion watches such as Emporio Armani, Hugo Boss, DKNY and Calvin Klein; and a traditional range of watches including Rotary, Seiko and Tissot.

At 1 February 2003 the chain had an average selling space of 851 square feet per store.The average retail price of items sold in 2002/03 was £130, and has increased at an annual compound growth rate of 4.2% over the last five years. Over the same period average sales per store increased at an annual compound growth rate of 10.6% and reached £1,030,000 at 1 February 2003. Management considers that there is potential to increase the number of Ernest Jones stores to approximately 230.

Ernest Jones store data(1)
	2002/03	2001/02	2000/01

Number of stores
Opened during year	8	9	3
Closed during year	–	(2)	(5)
Open at end of year	192	184	177
Percentage increase in
like for like sales	9.4%	14.6%	13.5%
Average retail price of
items sold(2)	£130	£119	£109
Average sales per store in
thousands (exc.VAT)(3)	£1,030	£919	£805

(1)	Including Leslie Davis stores.
(2)	Excluding accessories, repairs and warranties.
(3)	Including only stores operated for the full financial year.

Where market size permits the Ernest Jones chain follows a two-site strategy, using the trade names Ernest Jones and Leslie Davis.

Management, personnel, training and incentives
Management believes that customer service is one of the essential elements in the success of its business. Training programmes and enhanced incentive schemes have contributed to the improvement of the quality and performance of the UK staff, which has helped to increase sales. During 2002/03 the programme to raise store standards and customer service continued.

New store personnel must complete a “selling skills” learning programme during their probationary period and thereafter undertake additional training in selling, product knowledge and customer care. Personnel are also encouraged to pursue further education through courses such as the National Association of Goldsmiths’ “Jewellers Training Programme”, a two year course leading to certification by examination.

Store managers undergo sales and store management training. Field and human resources management personnel play an active role in the recruitment, performance review, training and development of sales staff, thereby ensuring consistency in operating standards and procedures throughout the business.

The preferred policy is to promote store managers from within Signet UK. At any given time each chain has a number of sales staff who are qualified to advance to store manager level, thus assuring the availability of newly trained managers familiar with operating standards and procedures. Various incentive schemes are operated to motivate and reward performance in the stores, and sales-based bonuses are paid to sales associates.The bonus system for store managers and area managers is clearly focused on key controllable performance targets. It is intended that the proportion of performance related payments should increase over time.

Signet Group plc   17

Back to Contents

UK Operating review (continued)

In order to increase staff selling time and to improve efficiency, store operating procedures are routinely reviewed to identify opportunities to improve customer service and reduce in-store administrative tasks. Sales floor and back office administrative functions were further simplified, standardised and made available on line through EPOS (electronic point of sale) terminals in 2002/03. “Model stores” are used as benchmarks for monitoring, reviewing and testing operating procedures to increase staff productivity in all stores.

Management believes that the recruitment, training and retention of head office staff are essential to support the stores and enhance sales performance. Comprehensive recruitment, training and incentive programmes for staff members are in place in the offices in Colindale and Birmingham. Programmes to provide employees with structured development plans, training and career paths have been implemented. Career advancement is encouraged through the advertisement of all internal vacancies and is supported by a succession planning process.

Teamwork and service to the stores are encouraged through a performance bonus plan for head office staff which is based on the UK division’s results. In addition, recognition schemes award those who provide outstanding customer service to internal and external customers.

Merchandising and purchasing
The division retails an extensive range of merchandise including gold and silver jewellery, watches, diamond and gemstone set jewellery and gifts. Consistent with other UK speciality retail jewellers most gold jewellery carried is 9 carat. However, sales of 18 carat gold jewellery have been increasing in line with a rising demand for aspirational products.

The merchandising mix of H.Samuel and Ernest Jones, and the UK division as a whole, is given above. In the UK there is a trend toward diamond purchases and Signet’s UK brands are well positioned across the middle market to benefit from this trend. In 2002/03 diamond jewellery sales accounted for 25% of total Signet UK sales versus 18% five years ago. The compound annual growth rate of Signet UK diamond sales was 14.6% over the period, while the compound annual growth rate of all UK diamond sales was 8.9% over the same period (De Beers).

Merchandise mix
	Percentage of sales

	2002/03	2001/02	2000/01

	%	%	%

Gold and silver jewellery
H.Samuel	36	36	35
Ernest Jones	26	27	28

Signet UK	32	33	32

Watches
H.Samuel	24	24	24
Ernest Jones	32	34	33

Signet UK	27	28	27

Diamond jewellery
H.Samuel	18	17	17
Ernest Jones	35	33	30

Signet UK	25	23	22

Gifts
H.Samuel	14	15	16
Ernest Jones	3	3	5

Signet UK	10	10	12

Repairs and accessories
H.Samuel	8	8	8
Ernest Jones	4	3	4

Signet UK	6	6	7

	100	100	100

Each store periodically receives and displays a range of merchandise that reflects local buying patterns. Display equipment and layouts are constantly reviewed and updated and new display formats, which draw upon the US division’s experience, are being implemented.

Merchandise is purchased from a range of suppliers and manufacturers. In 2002/03 the five largest of these (all watch suppliers) together accounted for approximately 19% of total UK division purchases, with the largest accounting for approximately 4%. Only a small percentage of merchandise is purchased on consignment (see note 12 on page 67).

Economies of scale are achieved by combining the volume of purchases for H.Samuel and Ernest Jones. Some 28% of the UK business’ gold jewellery is manufactured on a contract basis in Italy through a buying office in Vicenza, thereby eliminating the costs associated with intermediaries.

18   Signet Group plc

Back to Contents

Signet UK also employs contract casting for approximately 34% of the diamond merchandise sold, providing cost savings to the division. Both H.Samuel and Ernest Jones employ experienced buyers who concentrate on product development, sourcing and supplier management appropriate to their particular needs.

Merchandising teams work in conjunction with the buyers and focus on assortment planning, branch grading, repeat orders, inventory levels and margin management. Product category reviews are regularly carried out with a focus on potential gross margin return. Rigorous test marketing procedures are used to trial products, and their subsequent distribution is made strictly against rates of sale.

Steps have been taken to strengthen the merchandising and purchasing functions, especially for diamonds. The diamond ranges have been rationalised with greater focus on key items, and offer a wider choice in the most popular categories whilst reducing peripheral merchandising. Branded diamonds exclusive to Signet have been introduced this year. The Leo Diamond is now available in all Ernest Jones stores, and the Forever Diamonds range is being tested in H.Samuel.

Marketing and advertising
Gross expenditure on marketing and advertising amounted to 2.2% of sales in 2002/03 (2001/02: 2.1% and 2000/01: 1.9%). Marketing campaigns have been tailored to reinforce and develop further the distinct brand identities of H.Samuel as a middle market jewellery chain and Ernest Jones as a more upmarket diamond and watch specialist. Both campaigns aim to expand the overall customer base and improve customer loyalty.

The primary marketing and adver tising medium employed in 2002/03 was a series of catalogues for each brand, distributed as inser ts in newspapers and magazines and also available in all stores. During 2002/03 the Ernest Jones catalogues had a strong focus on diamonds and branded watches. The quantity of both chains’ catalogues was increased and their distribution better targeted. Radio adver tising for H.Samuel was developed and expanded. Concepts to test television adver tising for H.Samuel are under development.

Public relations support was increased for both brands, resulting in greater coverage in national and consumer lifestyle media titles. Targeted marketing was increased to support key special promotional events such as design days at Ernest Jones and collectors’ events at H.Samuel.

During 2002/03 the content and interactivity of the UK marketing web sites (www.hsamuel.co.uk, www.ernestjones.co.uk and www.lesliedavis.co.uk) continued to be developed.The sites have seen a substantial increase in visitor numbers and visitor time on line.

Insurance loss replacement business
Management believes that it is the leading UK jewellery retailer in the insurance loss replacement business, which involves the settlement of insurance claims by product replacement through jewellery stores rather than by cash settlements from the insurance company. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the division is well positioned to benefit from insurance companies increasingly settling claims in this manner. H.Samuel and Ernest Jones also benefit from the resulting higher customer traffic in stores and the opportunity to create and build relationships with new customers. In 2002/03 further investment was made to improve efficiency and customer service in the in-house telephone call centre.

Credit operations
Whilst the division does not have an in-house credit operation, it does accept major credit cards. Credit card sales are treated as cash transactions and accounted for approximately 33% of sales during 2002/03 (2001/02: 31%). During the period approximately 2% (2001/02: 2%) of sales in the UK were made pursuant to interest-free programmes available for purchases over a particular price.The receivables for the interest-free programmes are sold at a discount on a limited recourse basis and administered by an unaffiliated company.

Management tools and communications
The administration centre at Colindale in North London is the head office for UK store operations. It also houses the division’s core finance, human resources, information technology, payroll, and buying and merchandising functions. The distribution facility, insurance replacement business, call centre, customer services facility and some finance and information technology operations are located in Birmingham.

Retail management systems are in place to support inventory planning and control, purchase order management, merchandising, replenishment and distribution. These package-based systems allow for tracking of performance against budget and forecasting of sales, gross margin and inventory by merchandise category and at individual store level.

Signet Group plc   19

Back to Contents

UK Operating review (continued)

A personal computer-based EPOS system enables continual improvements in such areas as store e-mail, access to store operations and display manuals, automation and simplification of back office functions and labour scheduling in key stores. Management expects that these improvements, which will take a number of years to implement fully, will increase the time available to sales staff to concentrate on selling and improve customer service.

Systems to collect data overnight from the EPOS terminals are also in place, enabling replacement within 24 hours of any merchandise sold in the UK stores. A perpetual inventory process enables store managers to check stock by product category. This also allows for additional focus to be placed on loss prevention in higher risk product categories, earlier identification of stock control issues and enhancement of stock file accuracy. The process is supported by store visits carried out by the internal audit function.

An intranet-based system to support improved communications across the business is currently under development and is scheduled to be put in place in stores during 2003. Its benefits will include better daily contact between the head office and store staff, increased standardisation of store operational procedures, and enhanced in-store training programmes.

The merchandise planning and buying system was again improved during the year to enhance the quality, level of detail and accuracy of the merchandise planning process. It now allows for better analysis of data and identification of merchandise trends.

Each store receives monthly operating statements detailing its financial performance against budget. The statements monitor sales, store payroll expenditure and other operating expenses, allowing store and area management to concentrate on issues that directly affect the profitability of each store.

Regulation
Various laws and regulations affect Signet’s UK operations. These cover areas such as consumer protection, consumer credit, data protection requirements, health and safety issues, waste disposal, employment legislation and planning and development standards. Management monitors changes in these laws to ensure that its practices comply with legal requirements.

20   Signet Group plc

Back to Contents

Group employees and Description of property

Group employees

In 2002/03 the average number of full-time equivalent persons employed (including directors) was 14,160 (UK: 4,746; US: 9,414).The Company usually employs a limited number of temporary employees during each Christmas season.

None of Signet’s employees in the UK and less than 1% of Signet’s employees in the US are covered by collective bargaining agreements. Signet considers its relationship with its employees to be excellent.

Description of property

Signet attributes great importance to the location and appearance of its stores. Accordingly, in both Signet’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

US
Substantially all of Signet’s US stores are leased. In addition to a minimum annual rental, a significant number of stores will pay additional rent based on sales above a specified base level. Under the terms of the typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditures as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. At 1 February 2003 the average unexpired lease term of US leased premises was six years and some 44% of leases had terms expiring within five years. The Jared stores are normally on 20 year leases and rents are not turnover related.

During the past five financial years the US business has been generally successful in renewing its store leases as they expire and has not experienced difficulty in securing suitable locations for its stores. It is not believed that any of the store leases are individually material to the Group’s US operations.

A 337,000 square foot head office facility is leased in Akron, Ohio.

UK
At 1 February 2003 Signet UK held seven freehold premises, 18 premises where the lease had a remaining term in excess of 25 years and 675 other leasehold premises. As is typically the case in retailing in the UK, the division’s stores are leased for terms of up to 25 years, generally under full repairing and insuring leases (equivalent to triple net leases in the US). Rents are usually subject to upward review every five years if market conditions so warrant. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value. At the end of the lease period, subject to certain limited exceptions, leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. At 1 February 2003 the average unexpired lease term of Signet’s leased premises in the UK was 14 years. As current leases expire, Signet believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general areas. Signet has not experienced difficulty in securing leases for suitable locations for its UK stores. Wherever possible Signet is shortening the length of new leases that it enters into in order to improve the flexibility of its lease commitments.

Signet owns a 255,000 square foot warehouse and distribution centre in Birmingham and a 120,000 square foot administration centre at Colindale in North London.

Signet Group plc   21

Back to Contents

Financial review

	2002/03		2001/02		2000/01

	£m	%	£m	%	£m	%

Sales:
US	1,134.4	70.5	1,126.0	71.4	978.1	70.5
UK	473.6	29.5	452.1	28.6	409.2	29.5

Total	1,608.0	100.0	1,578.1	100.0	1,387.3	100.0

Operating profit:
US	155.2	71.8	145.1	72.3	132.2	74.0
UK	67.0	31.0	60.7	30.2	50.0	28.0
Group central costs	(6.0)	(2.8)	(5.1)	(2.5)	(3.5)	(2.0)

Total	216.2	100.0	200.7	100.0	178.7	100.0

52 weeks ended 1 February 2003
Total Group sales for 2002/03 rose by 1.9% to £1,608.0 million compared with £1,578.1 million in 2001/02 (7.9% on a comparable 52 week basis at constant exchange rates).

Group profit before tax for the year was £199.7 million (2001/02: £182.8 million), a 16.2% increase on a comparable 52 week basis at constant exchange rates. After a tax charge of 35.5% (2001/02: 34.5%) earnings per share were 7.5p (2001/02: 7.1p), an increase of 5.6%. Operating profit increased by 7.7% to £216.2 million (2001/02: £200.7 million), a 14.8% increase on a comparable 52 week basis.

Sales
US
Like for like sales grew by 5.4%. Significant benefit was obtained from a number of management initiatives in merchandising, staff training, marketing and real estate. During the Christmas season consumer spending was more restrained and like for like sales increased by 4.3% in the fourth quarter, significantly ahead of the main competition. Jared continued to perform particularly well.Total sales for the year grew by 0.7% to £1,134.4 million (8.6% on a comparable 52 week basis at constant exchange rates).

UK
The UK division had a good year. Particular advantage was derived from the focus on increasing diamond sales. Like for like sales were up by 5.2% and total sales rose to £473.6 million (2001/02: £452.1 million), a 6.1% increase on a comparable 52 week basis. Sales in H.Samuel were £279.1 million (2001/02: £277.3 million), with a like for like increase of 2.6%. Ernest Jones sales rose to £188.0 million (2001/02: £168.5 million) the like for like sales increase being 9.4%. This was a particularly good result given the strong comparatives. Against a background of a slowing in the growth in consumer expenditure, like for like sales increased by 3.1% in the fourth quarter (H.Samuel up by 1.0% and Ernest Jones up by 6.7%).

Operating profit
US
The trading environment in 2002/03 was very challenging. Tight control of costs, margins and inventory was maintained. Operating profit rose by 7.0% to £155.2 million (2001/02: £145.1 million). On a comparable 52 week basis at constant exchange rates the increase was 15.6%. Goodwill amortisation of £1.2 million was charged (2001/02: £1.3 million). Operating profit as a percentage of sales increased to 13.7% (2001/02: 12.9%), reflecting leverage from like for like sales growth which more than offset the adverse impact of immature store space. The gross margin rate was slightly down on last year’s level, due to anticipated changes in the sales mix. The increase in the price of gold bullion had limited adverse impact on the year but could have a greater impact in 2003/04. The ratio of bad debts to total sales decreased to 3.0% (2001/02: 3.2%) before a $2.2 million one-off benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

UK
In the UK the strong like for like sales growth underpinned an improvement in operating profit, which increased to 14.1% of sales (2001/02: 13.4%). Operating profit grew to £67.0 million (2001/02: £60.7 million), an increase of 10.4%, equivalent to 13.2% on a comparable 52 week basis.This resulted from further leverage of the divisional cost base, with gross margin slightly ahead of last year.

Net income
Net income for the year increased by 7.7% to £128.9 million (2001/02: £119.7 million), 14.5% on a comparable 52 week basis at constant exchange rates.

22   Signet Group plc

Back to Contents

Return on capital employed (“ROCE”)
The Group’s ROCE increased to 23.8% (2001/02: 23.3%). In the US the ROCE rose to 21.5% (2001/02: 20.4%) and in the UK there was a slight fall to 38.0% (2001/02: 39.4%). US capital employed included US in-house credit card debtors amounting to £299.2 million at 1 February 2003 (2 February 2002: £327.0 million).

Depreciation and capital expenditure
Depreciation charges were £36.6 million (2001/02: £33.4 million): £24.1 million in the US (2001/02: £23.0 million) and £12.5 million in the UK (2001/02: £10.4 million). Capital expenditure in the US was £33.1 million (2001/02: £41.0 million) and in the UK was £16.4 million (2001/02: £18.8 million).

Group costs
Group central costs amounted to £6.0 million (2001/02: £5.1 million) including a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property (2001/02: £nil).

Net interest payable
Net interest payable and similar charges amounted to £16.5 million (2001/02: £17.9 million, at constant exchange rates the equivalent figure was £16.8 million).

Taxation
The tax charge of £70.8 million (2001/02: £63.1 million) represents an effective tax rate of 35.5% (2001/02: 34.5%). It is anticipated that the effective tax rate for the Group in 2003/04 will remain at approximately the same level as in 2002/03.

Dividends
In November 2002 an interim dividend of 0.310p per share was paid (2001/02: 0.289p).The Board is recommending to shareholders a final dividend of 1.80p (2001/02: 1.50p) per share for 2002/03, which, subject to shareholder approval, is to be paid on 14 July 2003 to those shareholders on the register of members at close of business on 6 June 2003. Future dividend policy will continue to take account of earnings, cash flow, gearing and the needs of the business.

Impact of 53rd week
2001/02 was a 53 week financial year.The extra week increased total sales by 1.7% (1.8% in the US and 1.6% in the UK) and contributed £4.0 million to operating profit (£2.5 million in the US and £1.5 million in the UK). Net of additional interest costs of £0.4 million, profit before tax benefited by £3.6 million in 2001/02.

Liquidity and capital resources
The Group requires significant working capital to support its inventory requirements.The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of its business and normally reach their highest levels in the late Autumn in preparation for the Christmas season.

Cash generated from operating activities amounted to £182.2 million (2001/02: £188.0 million).This reflected an increase in operating profit, offset by working capital requirements for stores opened in the period. It is anticipated that in 2003/04 there will be a further increase in working capital due to planned store openings. Net financing costs of £16.5 million (2001/02: £17.9 million) and tax of £57.3 million (2001/02: £57.9 million) were paid. Cash flow before investing activities was £108.5 million (2001/02: £112.2 million).

Group capital expenditure was £49.5 million (2001/02: £60.7 million). Disposal proceeds were £1.3 million (2001/02: £nil). Capital expenditure in 2003/04 is expected to be approximately £65 million, the vast majority relating to store openings, refurbishments and relocations.

Equity dividends of £30.8 million (2001/02: £27.7 million) were paid.

The Group considers its currently available capital resources to be sufficient for its present requirements.

Net debt
Net debt at 1 February 2003 was £140.1 million (2 February 2002: £201.7 million, £175.6 million restated at constant exchange rates). Group gearing (that is the ratio of net debt to shareholders’ funds) at the year end was 20.1% (2 February 2002: 29.7%). Under UK GAAP, bank loans and overdrafts at 1 February 2003 include a $251.0 million borrowing secured against the Group’s US customer receivables (2 February 2002: $251.0 million). Excluding this $251.0 million facility net cash was £12.9 million (2 February 2002: net debt £24.9 million).

The Company funds part of its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates.The aggregate outstanding principal amount of the certificates totalled $251.0 million at 1 February 2003 and 26 March 2003.The certificates have a weighted average interest rate

Signet Group plc   23

Back to Contents

Financial review (continued)

of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio.The revolving period of the securitisation ends in December 2005, with a Final Expected Principal Payment Date in November 2006.This securitisation replaced a previous securitisation facility of $191.5 million, which commenced repayment in December 2000 and was fully repaid in September 2001.

In January 2002 the Group entered into a $70 million Conduit securitisation facility (the “Conduit”). Under this securitisation, interests in the US receivables portfolio held by a trust could be sold to Sheffield Receivables Corporation (a US subsidiary of Barclays Capital Inc.) in the form of an unsecured revolving variable rate certificate. The Conduit bears interest at a margin of 0.375% above the cost of funds paid by Sheffield Receivables Corporation. At 1 February 2003 and 26 March 2003 the amount outstanding under the Conduit was $nil.

In August 2001 the Group and certain of its subsidiaries entered into a $410 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”) under which a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits on,inter alia, the following terms:

•	the Facility Agreement bears a maximum margin of 0.85% above LIBOR, though the margin may be lower dependent upon the performance of the Group. Since the commencement of the facility the margin has been 0.65% above LIBOR; and

•	the Facility Agreement is guaranteed by the Group’s principal holding and operating subsidiaries.

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria (see note 16 on page 69). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 1 February 2003 the amount outstanding under the Facility Agreement was $nil and at 26 March 2003 it was $nil.

In July 1998 the Group entered into a $60 million unsecured seven year senior note issue (“Loan Note”), bearing a 7.25% fixed coupon.The Loan Note is also guaranteed by the Group’s principal holding and operating subsidiaries.The continued availability of the Loan Note is conditional upon the Group achieving certain financial performance criteria (see note 16 on page 69).The Loan Note also has certain provisions which are customary to this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 1 February 2003 and 26 March 2003 the amount outstanding under the Loan Note was $45 million (2 February 2002: $60 million).

The principal financial covenants on each of these facilities are set out in note 16 on page 69.

It is the policy of the Group to enter into interest rate protection agreements in respect of at least 75% of its forecast US dollar borrowings. At 1 February 2003 the interest rate (before margin) on 75% of forecast US dollar borrowings for 2003/04 was capped effectively at 5.79%. Further details of the interest rate protection agreements are given in note 26 on page 78.

Pensions
In 2002/03 the Group has continued to account for its UK defined benefit scheme under SSAP 24. Consistent with prior years, the Group has used the most recent actuarial investigation (for 2002/03 as at 5 April 2002) as the basis for the SSAP 24 calculations.

Under this accounting treatment the net pension charge in respect of the UK scheme is £nil (2001/02: £nil).The balance sheet continues to reflect a deferred asset, before deferred tax, of £19.1 million (2001/02: £19.1 million).

Under the transitional arrangements for FRS17 the additional required disclosures are set out in note 22 on page 74. In summary, compliance would have resulted in a net pension credit of £0.2 million in respect of the UK Scheme for 2002/03. As a result of the fall in the value of the UK Scheme’s assets, under FRS17 the market value of those assets compared to the present value of the UK Scheme’s liabilities at 1 February 2003 showed a deficit of £6.7 million before deferred tax, compared to a surplus of £24.9 million at 2 February 2002.

Contingent property liabilities
Approximately 164 UK property leases had been assigned by the Group up to 1 February 2003 (and remained unexpired and occupied by assignees at that date) and approximately 45 additional stores were sub-let at that date. Should the assignees or sub-tenants fail to fulfil any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may

24   Signet Group plc

Back to Contents

be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

Critical accounting policies
Critical accounting policies for Signet include revenue recognition, particularly with regard to special customer programmes such as warranties; stock valuation; accounting for operating leases commitments; fixed asset depreciation and the bad debt provisioning policy relating to the in-house credit operation in the US.There are no material off-balance sheet structures under UK generally accepted accounting principles.The principal accounting policies are set out in note 1 on pages 58 to 60 and are summarised below.

•	Sales represent sales to customers outside the Group, exclusive of VAT and sales tax. Repair revenues are recognised when the service is complete and the merchandise is delivered to the customer. The revenue from the sale of warranties in the US, such as extended service plans on products, is recognised at the date of sale with provision being made for the estimated cost of future claims arising.

•	Stock is valued on a first-in, first-out basis and includes appropriate overheads. Where necessary provision is made for obsolete, slow-moving and damaged stock. This provision represents the difference between the cost of the stock and its estimated market value, based upon stock turn rates, market conditions and trends in consumer demand. Stock losses are estimated for the period from the last stock count date to the end of the financial year on a store by store basis. These estimates are based on the overall division stock loss experience since the last stock count.

•	Depreciation is provided on freehold and long leasehold premises over a useful life not exceeding 50 years. Freehold land is not depreciated.Depreciation is provided on other fixed assets at rates between 10% and 33 1 /3%. Where appropriate, provision is made on assets that have a lower economic value than net book value. Additionally, provision is made against tangible fixed assets relating to stores planned for closure where the stores’ return on capital is below the level required.

•	Operating lease costs are charged on a straight line basis over the term of the lease and amounts payable in respect of turnover leases are recognised in the period to which the turnover relates.

•	Premiums paid to acquire short leasehold properties are amortised over their lease period and incentives received relating to leased properties are amortised over the period to the next rent review. Provision is made for future net lease obligations in respect of onerous leases of vacant, partially vacant or sublet properties. This provision is calculated on the basis of discounted forecast cash flows arising from future net obligations on each of those properties.

•	Full provision is made for debts that are 90 days past their due date on a recency basis and there is a general provision based on the historic performance of the receivables portfolio.

•	Advertising costs are expensed as incurred.

•	The results of overseas subsidiary undertakings are translated into pounds sterling at the weighted average rates of exchange during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets and attributable goodwill of overseas subsidiary undertakings and matched foreign currency borrowings less deposits are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before taxation.

•	Purchased goodwill arising on consolidation in respect of acquisitions since 1 February 1998 is capitalised and amortised to nil by equal annual instalments over 20 years. Impairment reviews are carried out annually to ensure goodwill and intangible assets are not carried at above their recoverable amounts.

Signet Group plc   25

Back to Contents

Financial review (continued)

53 weeks ended 2 February 2002
Total Group sales for 2001/02 rose by 13.8% to £1,578.1 million compared with £1,387.3 million in 2000/01.The like for like sales increase of 3.1% was unaffected by the 53rd week.

Group profit before tax for the year was £182.8 million (2000/01: £162.8 million). After a tax charge of 34.5% (2000/01: 32.0%) earnings per share were 7.1p (2000/01: 6.6p), an increase of 7.6%. Operating profit increased by 12.3% to £200.7 million (2000/01: £178.7 million).

Sales
US
Like for like sales (including Marks & Morgan from 31 July 2001) grew by 0.6%. Significant benefit was obtained from both merchandising and marketing initiatives, including a further concentration on broadcast media advertising. Like for like sales were down by 2.3% in the first nine months of the year reflecting the challenging trading conditions. During the Christmas season consumer spending improved and like for like sales increased by 4.6% in the fourth quarter, ahead of the main competition. Jared continued to perform particularly well.Total sales for the year grew by 15.1% to £1,126 million (11.3% at constant exchange rates).The acquisition of Marks & Morgan (which was completed on 31 July 2000) contributed sales of £42.0 million (3.7% of annual sales growth) and new space (excluding Marks & Morgan) contributed 5.1%.

UK
In a favourable retail environment the UK division had an excellent year. Advantage was derived from product range improvements, increased marketing activity, enhanced staff incentives and a stepped-up programme of store refurbishments. Like for like sales were up by 9.4% and total sales rose to £452.1 million (2000/01: £409.2 million). Sales in H.Samuel were £277.3 million (2000/01: £259.8 million), with a like for like increase of 6.4%. For Ernest Jones like for like sales increased by 14.6% and sales were £168.5 million (2000/01: £143.9 million). In the fourth quarter like for like sales increased by 9.7% (H.Samuel up by 7.2% and Ernest Jones up by 14.2%), a particularly strong performance given the demanding comparatives.

Operating profit
US
The trading environment in 2001/02 was very challenging. Operating profit rose by 9.8% to £145.1 million (2000/01: £132.2 million) and on a constant exchange rate basis increased by 6.1%. Goodwill amortisation of £1.3 million was charged (2000/01: £0.6 million, also charged in 2000/01 were £1.7 million of non-recurring acquisition costs). Operating profit as a percentage of sales declined to 12.9% (2000/01: 13.5%), reflecting the low level of like for like sales growth and a significant increase in new selling space in recent years, offset by tight control of costs. Gross margin percentage was slightly below last year’s level, due to changes in the sales mix and the increasing proportion of sales from Jared stores.The ratio of bad debts to total net sales decreased to 3.2% (2000/01: 3.4%).

UK
In the UK the strong like for like sales growth underpinned an improvement in operating profit, which, as a percentage of sales, increased to 13.4% (2000/01: 12.2%). Operating profit grew to £60.7 million (2000/01: £50.0 million), an increase of 21.4%.This resulted from further leverage of the divisional cost base, with gross margin in line with that of last year.

Net income
Net income for the year increased by 8.1% to £119.7 millon (2000/01: £110.7 million).

Return on capital employed (“ROCE”)
The Group’s ROCE decreased to 23.3% (2000/01: 25.2%), and to 20.4% in the US (2000/01: 23.1%) while ROCE increased to 39.4% in the UK (2000/01: 35.6%). US capital employed included US in-house credit card debtors amounting to £327.0 million at 2 February 2002 (27 January 2001: £314.7 million).

Depreciation and capital expenditure
Depreciation charges were £33.4 million (2000/01: £30.0 million): £23.0 million in the US (2000/01: £19.2 million) and £10.4 million in the UK (2000/01: £10.8 million).

Capital expenditure in the US was £41.0 million (2000/01: £46.5 million) and in the UK was £18.7 million (2000/01: £9.7 million).

Group costs
Group central costs amounted to £5.1 million (2000/01: £4.9 million before crediting property gains of £1.4 million).

Net interest payable
Net interest payable and similar charges amounted to £17.9 million (2000/01: £15.9 million, at constant exchange rates £16.5 million).The increase was principally due to the full year funding of the Marks & Morgan acquisition which

26   Signet Group plc

Back to Contents

took place in July 2000, the impact of which was partially offset by the benefit of lower interest rates.

Taxation
The tax charge of £63.1 million (2000/01: £52.1 million) represents an effective tax rate of 34.5% (2000/01: 32.0%).

Impact of 53rd week
2001/02 was a 53 week financial year.The extra week increased total sales by 1.7% (1.8% in the US and 1.6% in the UK) and contributed £4.0 million to operating profit (£2.5 million in the US and £1.5 million in the UK). Net of additional interest costs of £0.4 million, profit before tax benefited by £3.6 million.

Dividends
In November 2001 an interim dividend of 0.289p per share was paid (2000/01: 0.275p). Additionally, a final dividend of 1.50p (2000/01: 1.35p) per share for 2001/02, was paid on 5 July 2002 to those shareholders on the register of members at close of business on 7 June 2002.

Prior year adjustment
In 2001/02 the Group adopted FRS 19 – ‘Deferred Tax’, which requires that deferred tax be provided in respect of all timing differences regardless of the likelihood of the reversal of such timing differences. As a result an additional provision for deferred tax of £6.2 million was accounted for by way of a prior year adjustment charged directly to shareholders’ funds. There is no material effect on the profit and loss account for the year ended 2 February 2002 or the preceding years.

Signet Group plc   27

Back to Contents

Risk and other factors

Forward-looking statements
All statements, other than statements of historical fact included in this document, are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•	adverse trends in the general economy which may impact negatively on discretionary consumer spending, including unemployment levels, the level of consumers’ disposable income, consumer confidence, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation;
•	the Group’s ability to anticipate consumer preferences and the merchandising, pricing and inventory policies it follows;
•	the reputation of the Group and its trading names, together with the success of the Group’s marketing and promotional programmes;
•	the ability to recruit, train and retain staff;
•	the extent and results of the Group’s net store expansion and refurbishment strategy together with the availability of suitable real estate;
•	the level of competition in the selling of jewellery and the development of new distribution channels in competition with the Group;
•	the level of dependence on particular suppliers of merchandise;
•	fluctuations in the supply, price and availability of diamonds, gold and other precious and semi-precious metals and stones as well as the consumer attitude to those products;
•	the suitability and reliability of the Group’s systems and procedures, including its information technology, warehousing and distribution systems;
•	the seasonality of the Group’s business, the risk of disruption during the Christmas trading period, and the availability of inventory during the three months leading up to the Christmas season;
•	the cost and availability of borrowings and equity capital; and
•	financial market risk, including fluctuations in exchange rates between the pound sterling and the US dollar which may affect reported revenues, costs, the value of the Group’s consolidated borrowings, and the cost of capital.
Impact of general economic conditions
Jewellery purchases are discretionary and may be particularly affected by adverse trends in the general economy and changes in taste by consumers.

The success of the Group’s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending.These include economic conditions and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates.There can be no assurance that consumer spending on jewellery will not be adversely affected by changes in general economic conditions. However, due to the limited seasonality in the product mix the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors.

As a substantial proportion of the Group’s US sales are made on credit, any significant deterioration in general economic conditions or consumer debt levels may inhibit consumers’ use of credit and cause a material adverse effect on the Group’s revenues and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable and hence the net bad debt charge. Currently there are all-time high levels of consumer debt in the US.The Group’s level of net bad debt charge as a percentage of credit sales in 2002/03 was below that of the last five years.

Merchandise selection, pricing, inventory and purchasing
The Group depends on consumer fashions, preferences for jewellery in general and the demand for particular products. Design trends in jewellery normally only change over relatively long periods and there is little seasonality in the merchandise mix.The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin (see pages 11 and 18 for more details).

28   Signet Group plc

Back to Contents

Market research and the Group’s operating experience suggest that while the price of jewellery is a consideration for consumers it is not among the top three factors in determining where they buy jewellery.The Group believes these factors to be the level of service provided to the customer, the quality together with the selection of merchandise offered and the reputation of the retailer. Therefore while discounting price may increase sales, it may not increase profit.

Reputation and marketing
Primary factors in determining customer buying decisions in the jewellery sector include customer confidence in the retailer and the merchandise sold, together with the level and quality of customer service.The Group carries out quality control and staff training procedures and provides customer service facilities to help protect its reputation. In 2002/03 the procedures for resolving customer issues in the stores were enhanced.

The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers.Therefore these programmes are carefully tested and their success monitored by methods such as market research (see pages 13 and 19 for more details).

The Group’s reputation in the financial markets can influence the availability of capital, the cost of capital and the share price.

Social, ethical and environmental (“SEE”) matters can also influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. Using outside consultants, the Group has continued to carry out benchmarking and a risk assessment of its policies, procedures and controls with regard to SEE matters. As with all retailers the greatest risks relate to customer service and to the supply chain (see below). SEE matters are dealt with in more detail on pages 97 to 99 and in the corporate responsibility section onwww.signetgroupplc.com.

Staff
In speciality jewellery retailing the level and quality of customer service is largely determined by the effectiveness of recruitment, training and retention of suitably qualified staff and this will help determine sales and profitability. The recruitment, training and retention of suitably qualified staff at the divisional head offices and in the corporate functions will also influence the performance of the Group. Consequently the Group has in place comprehensive recruitment, training and incentive programmes (see pages 11 and 17 for more details).

Store portfolio
The future growth of sales is partly dependent on the extent and results of the Group’s net space expansion and refurbishment strategy.The Group has followed a steady programme of space expansion and refurbishment and has established capital expenditure procedures with investment criteria set by the Board.The projections used for investment decisions are reviewed and adjusted based on experience and economic conditions.

In particular, the success of the Jared off-mall destination store concept, which accounts for the majority of the Group’s net increase in space, will influence the future performance of the Group. This concept has been tested and developed over a number of years and its performance against the investment model is regularly reviewed. The rate of development is dependent on a number of factors including obtaining suitable real estate, the capital resources of the Group and the availability of appropriate staff and management.

The Group’s results are dependent on a number of factors relating to its stores.These include the availability of property, the location of the mall or shopping centre, the availability of attractive locations within a mall or high street, the terms of leases agreed with landlords and the design and maintenance of the stores. In addition, the Group’s operations, particularly in the US, are dependent upon the continued popularity of malls as a shopping destination and the ability of malls, their tenants and other mall features to attract customers.

Competition
Competitive factors in the jewellery sector are discussed in the US and UK Operating reviews (see pages 7 to 20).

If the Group falls behind competitors with respect to one or more of these factors, the Group’s results of operations or financial condition could be adversely affected. In the US the Group has an estimated 6.7% market share of the speciality jewellery sector and has only one national competitor. While another major national brand could develop, the sector is highly fragmented. In the UK the Group has an estimated 17% share of the total jewellery sector and has only limited scope to increase sales by opening new stores.

The channels through which consumers buy jewellery continually evolve and a major non-speciality retailer could

Signet Group plc   29

Back to Contents

Risk and other factors (continued)

enter the wider jewellery market. In the US, for example, sales by discount retailers have increased, while those of the department stores have been in relative decline and catalogue retailers have withdrawn from the market. In the UK a number of fashion and general retailers, including a major supermarket chain, have introduced jewellery into their ranges whilst others have reduced their selection.

Supply chain
During 2002/03 the Group had one supplier that accounted for 9% of its merchandise. No other supplier accounted for more than 5% of its merchandise. Although the Group believes that alternative sources of supply are available, the abrupt loss of any significant supplier during the three month period leading up to the Christmas season could result in a material adverse effect on the Group’s business.

Raw materials
The jewellery industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones. The Group undertakes limited hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds.The cost of raw materials is only part of the costs involved in the retail selling price of jewellery with labour costs also being a significant factor.

Diamonds are the largest product category sold by the Group.The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited (“De Beers”).The DTC (and its predecessor, the Central Selling Organisation) has traditionally controlled the marketing of a substantial majority of the world’s supply of rough diamonds and sells diamonds to diamond cutters in quantities and at prices determined at its sole discretion. In 2000 De Beers announced a change in corporate strategy, and in 2001 there was a change in control of De Beers.To date these changes have not had any material impact on the availability and pricing of, and demand for, diamonds, but may do so in the future.

The availability of diamonds to the DTC and the Group’s suppliers is to some extent dependent on the political situation in diamond producing countries. Until alternative sources can be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Group and the retail jewellery industry as a whole.

Consumer confidence in diamonds, gold and other metals and gemstones also influences the level of Group sales. Confidence could be affected by a variety of issues including the availability of substitute products such as cubic zirconia and the development of synthetic diamonds; labour conditions in the supply chain; and concern over the source of raw materials.The Group has therefore introduced a Supplier Code of Conduct which sets out the Group’s expectations of its suppliers. An example of an issue that could affect confidence in this way is that of “conflict diamonds”, which is the term used for diamonds sold by rebel movements to raise funds for military campaigns.There have been a number of United Nations resolutions regarding “conflict diamonds” and an international agreement, known as the Kimberley Process, was signed in November 2002. This is designed to exclude “conflict diamonds” from the legitimate diamond trade and was due to be implemented with effect from 1 January 2003. Legislation supporting the Kimberley Process became fully effective in the European Union on 13 February 2003. In the United States the Kimberley Process is currently being implemented by a voluntary industry initiative.The impact of the Kimberley Process and its associated legislation is not known.

The Group has reviewed its procedures and documentation for compliance with the Kimberley Process and made appropriate amendments. In addition, staff have been briefed and suppliers have been contacted about the changes. See page 98 for further information on the Supplier Code of Conduct and the Group’s policy on “conflict diamonds”.

Systems
The Group is dependent on the suitability and reliability of its systems and procedures, including its information technology, warehousing and distribution systems.The Group has emergency procedures and carries out rehearsals to test them.The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on a function critical to the Group.

Seasonality
The Group’s business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season.The Group expects to continue to experience a seasonal fluctuation in its sales and profit. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in its operations and strategies in other quarters, or to recover

30   Signet Group plc

Back to Contents

from any extensive disruption due to inclement weather conditions. A significant shortfall in results for the fourth quarter of any financial year would thus be expected to have a material adverse effect on the Group’s annual results of operations. However due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors.

Equity and debt financing
The Group is dependent upon the availability of equity and debt financing to fund its operations and growth. Therefore it prepares annual budgets, medium term plans and headroom models which help to identify the future capital requirements so that appropriate facilities can be put in place on a timely basis.

Financial market risks
The Group publishes its consolidated annual accounts in pounds sterling. The Group held approximately 72% of its total assets in US dollars at 1 February 2003 and generated approximately 71% of its sales and 72% of its operating profit in US dollars for the financial year then ended. Thus, although the Group’s US operations make substantially all of their sales and incur substantially all of their expenses in US dollars, in translating the results of its US operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, depreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit (as was the case in 1997/98, 1998/99 and 2002/03), and appreciation in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit (as was the case in 1999/00, 2000/01 and 2001/02). The Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is no movement of cash.

As part of its long-term strategy, the Group seeks to finance its US net assets with borrowings denominated in US dollars as a hedge against the impact of exchange rate fluctuations on its US operating profit. Currently nearly all of the Group’s borrowings are denominated in US dollars. Therefore fluctuations in the exchange rate between the pound sterling and the US dollar affect the amount of the Group’s consolidated borrowings.

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the Group has an exposure to exchange rates on the cost of goods sold which will have an opposite effect to its exposure on US operating profit.The Group does use hedging operations in respect of purchases of US dollars by its UK operating division, within the treasury guidelines approved by the Group’s Board.

Cash dividends paid by the Group in respect of the shares will be in pounds sterling and fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar amount received by holders of ADSs upon conversion of such dividends. Moreover, fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalents of the pound sterling price of the shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the US.

The table below sets out, for the calendar years indicated, the average, high, low and period end exchange rates for the pound sterling expressed in US dollars per £1.00.

The Group’s policy is to manage financial risk resulting from exposure to currency and interest rate fluctuations. Translation exposure relating to non-pound sterling denominated assets in the US is partially hedged by borrowing in US dollars. Interest rate exposure is managed through the use of swaps, caps and floors.

Exchange rates between £ sterling and the US dollar
Calendar year	Average(1)	High	Low	At period end

1998	1.66	1.72	1.61	1.67
1999	1.62	1.68	1.55	1.62
2000	1.51	1.65	1.40	1.50
2001	1.44	1.50	1.38	1.45
2002	1.51	1.61	1.41	1.61
2003 (up to 26 March)	1.59	1.65	1.56	1.57

(1)     The average of the exchange rates on the last day of each full month during the period.

Signet Group plc   31

Back to Contents

Risk and other factors (continued)

A committee of the Board is responsible for the implementation of treasury policies and guidelines which are considered to be appropriate by the Board for the management of financial risk.The Group’s funding, liquidity and exposure to interest rate and exchange rate risks are managed by the Group’s treasury department.The Group uses derivative instruments for risk management purposes only, and these are transacted by specialist treasury personnel.

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table below.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets.These may cause fluctuations in interest and exchange rates to exceed the hypothetical amounts disclosed in the table below.

The analysis method used by the Group to assess and mitigate risk discussed below should not be considered a projection of likely future events and losses.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at 1 February 2003 is set out in the table below.The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 1 February 2003 with all other variables remaining constant.The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening of the pound sterling against the US dollar from the levels applicable at 1 February 2003 with all other variables remaining constant.

Fair value changes arising from:	Estimated fair value at 1 February 2003	1% decrease in interest rates (unfavourable)	10% weakening in £ against $ favourable/ (unfavourable)	Estimated fair value at 2 February 2002

	£m	£m	£m	£m

Borrowings	(229.4)	(9.0)	(23.9)	(268.1)
Foreign currency receivables	299.2	–	33.2	327.0
Foreign exchange contracts	(1.4)	–	2.9	–

32   Signet Group plc

Back to Contents

Directors, officers and advisers

Directors
James McAdam CBE, 72, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive.

Lee Abraham*, 75, appointed in 1994. He has wide experience of US retailing over many years and is a director of Salomon Smith Barney Investment Funds. Mr. Abraham served as the lead director of Liz Claibourne Inc. before his retirement in 1997.

Robert Blanchard*, 58, appointed in 2000. He was a Group Vice President of Procter & Gamble and President its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Best Buy Co. Inc. and Bandag Inc. Mr. Blanchard also serves as President of Strategic and Marketing Services, a consulting company he founded upon his retirement from Procter & Gamble.

Walker Boyd, 50, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Terry Burman, 57, appointed Group Chief Executive in March 2000. He is also Chief Executive Officer of the Group’s US division. Mr Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Brook Land*, 54, appointed in 1995. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. He was nominated as the senior independent director of Signet in June 2002.

Russell Walls*, 59, appointed in August 2002. He was Group Finance Director at BAA plc until his retirement in August 2002. He has been a non-executive director of Hilton Group plc for seven years but has announced his intention to resign with effect from 16 May 2003. He serves as their senior independent director. Mr. Walls is also a non-executive director of Stagecoach Group plc and Mersey Docks and Harbour Co. He is a Fellow of the Association of Chartered Certified Accountants.

*	Non-executive directors, all of whom satisfy the definitions of independence in the “Review of the role and effectiveness of non-executive Directors” (the “Higgs report”).

Alternate director
Richard Miller, 58, Executive Vice President and Chief Financial Officer of the Group’s US division. He was appointed in 1994, and has announced his intention to retire in April 2003.

Committees
Remuneration Robert Blanchard (Chairman), Lee Abraham, Brook Land (until 31 March 2003), Russell Walls.

Audit Brook Land (Chairman until 31 March 2003), Lee Abraham, Robert Blanchard (until 31 March 2003), Russell Walls (Chairman from 1 April 2003).

Nomination Brook Land (Chairman), Lee Abraham (until 31 March 2003), Robert Blanchard, James McAdam, Russell Walls (until 31 March 2003).

David Wellings retired from the Board with effect from 13 June 2002. Up until that time he also served on all the above committees and was the senior independent director of Signet.

Ian Dahl resigned from the Board with effect from 30 September 2002.

Under the Company’s Articles of Association, directors appointed by the Board since the last annual general meeting, either to fill a vacancy or as an additional director, must retire at the next annual general meeting.

The Articles also specify that every director is required to retire at the annual general meeting in the third calendar year after he was last elected or re-elected, except for directors over the age of 70 who are required to retire at every annual general meeting, but such directors may, in either circumstance, seek re-election.

Messrs. Abraham, Land, McAdam and Walls retire from the Board at the forthcoming annual general meeting. Following consideration by the Board of the recommendations of the Nomination Committee, they offer themselves for re-election.

Signet Group plc   33

Back to Contents

Directors, officers and advisers (continued)

Officers
Stephen Card, 43, Group Treasurer, appointed in 1999. Previously he was Treasury Manager of Nycomed Amersham plc and prior to that Group Treasurer of Scapa plc. He has resigned with effect from 28 March 2003.

Timothy Jackson, 44, Company Secretary and Investor Relations Director, appointed in 1998. He is a Fellow of the Association of Chartered Certified Accountants. Prior to joining the Group he was Company Secretary and Director of Investor Relations of Cordiant Communications Group plc.

No director or officer has any family relationship with any other director or officer.

Advisers
Auditors KPMG Audit Plc, 8 Salisbury Square, London EC4Y 8BB.

Financial advisers Lazard Brothers & Co. Limited, 21 Moorfields, London EC2P 2HT.

Stockbrokers Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

Cazenove & Co. Ltd, 12 Tokenhouse Yard, London EC2R 7AN.

UK lawyers Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ.

US lawyers Weil, Gotshal & Manges, One South Place, London EC2M 2WG.

Principal bankers Barclays Bank PLC, 5 The North Colonnade, Canary Wharf, London E14 4BB.

HSBC Bank plc, 8 Canada Square, Canary Wharf, London E14 5HQ.

Royal Bank of Scotland plc, 135 Bishopsgate, London EC2M 3UR.

Registrars Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

34   Signet Group plc

Back to Contents

Report of the directors
  for the 52 weeks ended 1 February 2003

Business review
The principal activity of the Group is the retailing of jewellery, watches and gifts with branches throughout the UK and the US. A review of the Group’s performance during the year, with comments on the financial results and likely future developments, are set out on pages 7 to 27 and form part of this Report.

Going concern
On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to continue to adopt the going concern basis in preparing its annual accounts.

Results and dividends
The results of the Group for the year appear on page 52. The directors recommend the payment of a final dividend of 1.80p per share, to be paid on 14 July 2003 to shareholders on the register of members at close of business on 6 June 2003. An interim dividend of 0.310p per share was paid in November 2002 making a total of 2.110p for the year (2001/02: 1.789p). See note 8 on page 65 for waiver of dividend by Signet Group QUEST Limited.

Directors and alternate director
The directors who served during the period were James McAdam (Chairman), Lee Abraham, Robert Blanchard, Walker Boyd, Terry Burman, Ian Dahl, Brook Land, Russell Walls and David Wellings. Details of the current directors are shown on page 33. Richard Miller served as an alternate director.

Directors’ remuneration, service contracts and share interests
Details of directors’ remuneration, service contracts and the interests in the share capital of the Company of the directors and their immediate families at 1 February 2003 are given in the Directors’ remuneration report on pages 40 to 49.

Allotment of equity securities
There were no equity securities allotted save in relation to the exercise of options as set out in note 27 on page 80.

Social, ethical and environmental matters
Matters relating to these issues, including employees, payment of creditors and charitable and political donations, are set out on pages 97 to 99.

Substantial shareholdings and control of the Company
Details of substantial shareholdings and control of the Company are as set out on page 102.

Purchase of own shares
At 1 February 2003 there was outstanding an authority, granted by the shareholders at the annual general meeting in 2002, to purchase, in the market, up to 170,793,336 shares of 0.5p each in the Company at a minimum price of 0.5p per share and a maximum price of 105% of the average of the market values derived from the London Stock Exchange Daily Official List for the preceding five business days. During the financial year no purchases were made or proposed to be made and no purchases or options or contracts to make purchases have been made or entered into since the end of the financial year.The authority expires at the forthcoming annual general meeting and a resolution to renew it will be proposed at the meeting.

Pension funds
Information about the Group’s pension schemes is set out in note 22 on page 73 in the notes to the accounts. Information about pension arrangements for executive directors is set out in the Directors’ remuneration report on pages 40 to 49.

Auditors
The auditors, KPMG Audit Plc, are willing to continue in office and a resolution for their re-appointment as auditors of the Company will be submitted to the annual general meeting.

Annual general meeting
The annual general meeting is to be held at 2.00 pm on 8 July 2003 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

By order of the Board

T J Jackson
Secretary
26 March 2003

Signet Group plc   35

Back to Contents

Corporate governance statement

The Board
The Board has as its prime objective the enhancement of business performance and shareholder value over time. It carries the responsibility for determining all major policies, for ensuring that effective strategies are in place, and for reviewing the system of internal control, including those relating to social, ethical and environmental matters (see pages 97 to 99 for details of corporate governance relating to social, ethical and environmental matters). The Board also seeks to present to shareholders, potential investors and other interested parties a balanced and coherent assessment of the Company’s strategy, financial position and prospects.

The Board retains responsibility for a range of specific matters including the approval of the annual report and other documents circulated to shareholders by the Company, annual and quarterly results announcements, other trading statements, dividend policy, acquisitions, disposals, risk management, material agreements, major capital expenditures, budgets, long range plans, senior executive appointments and the setting of social, ethical and environmental policies. The day to day running of the business is delegated to the executive management who report to the Board on a regular basis. Procedures are also in place to enable the Board to monitor the implementation of management decisions and review the performance of executive directors. Certain matters are delegated to Board committees, each with defined terms of reference, procedures, responsibilities and powers.

Application of corporate governance principles
The Board
The Board consists of seven directors in total: two executive directors (the Group Chief Executive and the Group Finance Director), four independent non-executive directors, one of whom is nominated as the senior independent director and the Chairman (who is not considered to be independent). Incumbents are identified on page 33.

The Board met eight times in 2002/03, including three extended sessions of more than one day. All directors receive written reports in a timely manner prior to each meeting which enables them to make informed decisions on the corporate and business issues under consideration.

It is believed that the composition of the Board gives an appropriate balance of skills, experience, independence and executive involvement, whilst being small enough for efficient operation. No one individual has unfettered powers of decision and no individual or grouping is in a position to unduly influence the Board’s decision making. The mix of skills and business experience of the directors is considered to be appropriate for the proper functioning of the Board. The terms of reference of the Nomination Committee include the regular review of the composition, performance and balance of the Board.

The Company Secretary is responsible to the Board for ensuring that Board procedures are followed and all directors have access to his advice and service. There is also a procedure for directors to take independent advice in the course of their duties, if considered appropriate, at the Company’s expense.

The Group comprises two separate operating divisions, one for the US and one for the UK, each with a separate executive committee which meets regularly. The Group Chief Executive is also Chief Executive of the Group’s US division.The Group Finance Director and the Chief Executive of the UK division report to the Group Chief Executive.

On appointment new directors are given an opportunity to familiarise themselves with the Group’s business, procedures and investor perceptions. In addition to meeting with management this process includes briefings from the Group’s external auditors, lawyers, financial advisers and stockbrokers. The Group also makes available the opportunity for all directors to attend relevant courses or receive appropriate training to equip them to carry out their duties as directors.

Directors are subject to election at the first annual general meeting after appointment and periodic re-election by shareholders thereafter, normally every three years. The Board is of the view that term of office or age limits should not be set for non-executive directors as it considers it important that the particular contribution being made by individual directors be taken into account in deciding when they should retire. However, any director over the age of 70 must stand annually for re-election to the Board.

Board committees
The Group operates a number of committees to which specific tasks are delegated.The principal committees are:

The Audit Committee, which in 2002/03 consisted of all the non-executive directors, was chaired by Brook Land and met five times. From 1 April 2003 the Committee will consist of Lee Abraham, Brook Land and Russell Walls

36   Signet Group plc

Back to Contents

(Chairman). All members of the Audit Committee are independent, one being a “financial expert” as defined by the Securities and Exchange Commission (“SEC”). The only remuneration members of the Audit Committee receive, from the Group, is as directors.

Although foreign private issuers listed on Nasdaq are not currently required to comply with the audit committee requirements of the National Association of Securities Dealers (“NASD”), Signet has chosen to do so voluntarily. The NASD is currently revising its corporate governance standards to comply with provisions of the Sarbanes-Oxley Act of 2002 (“the Sarbanes-Oxley Act”) (which imposes new requirements on companies registered with the SEC in the US), and Signet will undertake a review of its compliance with the corporate governance standards and audit committee requirements once the NASD’s revised rules are finalised in order to ensure Signet’s continued compliance with the NASD’s requirements. The Audit Committee has adopted a clear written charter and has an established channel of direct communication with the external auditors who normally attend meetings except in relation to certain aspects of their own appointment, assessment of their independence and determination of their fees. The Chairman, the executive directors and any other officer of the Group may be invited to attend meetings.The Audit Committee meets at least once a year with the external auditors without executive management being present.

The appointment of the external auditors, the determination of their fees and an assessment of their independence (including consideration of a written disclosure by the external auditors of all relationships that they have with the Company), are matters that are considered by the Audit Committee. The Audit Committee also approves in advance all audit and non-audit work carried out by the external auditors. See page 62 for details of fees paid to the external auditors. The Audit Committee’s responsibilities also include the review of the appropriateness and effectiveness of the Group’s accounting policies and financial procedures and oversight of the external auditors’ work, including the scope and result of the audit. The Committee reviews, discusses with management and approves for submission to the Board all Group audited accounts, trading statements and selected internal financial reports. It also reviews reports submitted to the Board by the Group’s external auditors. The Audit Committee also reviews the work of the internal auditors.

The Nomination Committee, which in 2002/03 consisted of all the non-executive directors and the

Chairman of the Board, is chaired by the senior independent non-executive director and met as required. From 1 April 2003 the Committee will consist of Robert Blanchard, Brook Land (Chairman) and James McAdam. Having reviewed the composition, performance and balance of the Board the Committee makes recommendations to the Board on all new Board appointments and nominations for re-election as directors. The Committee uses the services of external recruitment agencies in both the UK and US to identify suitable candidates and carries out interviews with such individuals. The procedure for the election of directors is laid out on page 33. The Committee also reviews a number of other senior appointments within the Group.

When the role of the Group Chairman or any matter relating to succession to that role is discussed, the Chairman may be consulted, but the responsibility for making any recommendation to the Board rests solely with the independent non-executive directors of the Committee.

The role of the Remuneration Committee is discussed in the Board report on remuneration on page 40.

Further details regarding the chairmen and members of these Committees are set out on page 33.

Relations with shareholders
The Board communicates regularly with shareholders about the Group’s strategy, financial performance and prospects through communications sent to shareholders, stock exchange announcements and general meetings of shareholders. In addition, executive members of the Board and the Company Secretary and Investor Relations Director carry out a programme of meetings with institutional investors.The Chairman and the senior independent non-executive director are also available to meet with investors. Through the use of teleconferences and web casting, presentations on quarterly results and the Christmas trading statement are open to all interested parties, including private shareholders. Other presentations are available on the Group web site (www.signetgroupplc.com).

The Board recognises that the prime opportunity for private investors to question the Board is at a general meeting of shareholders. At the annual general meeting the chairmen of the Audit, Nomination and Remuneration Committees, in addition to the Chairman of the Board, are expected to be available for questions relating to the function of their respective Committees.

Signet Group plc   37

Back to Contents

Corporate governance (continued)

Compliance statement
In June 1998 the London Stock Exchange published the Principles of Good Corporate Governance and the Code of Best Practice (“the Combined Code”). The Board of Directors considers that it has complied throughout the year with the provisions of the Combined Code required to be observed by companies.

Internal control
The Combined Code requires that the directors review the effectiveness of the Group’s system of internal control including the following areas:

•	Financial
•	Operational
•	Compliance
•	Risk management

Guidance for directors Internal Control: Guidance for Directors on the Combined Code (“the Turnbull guidance”) was published in September 1999. The Board of Directors considers that it has complied with the Turnbull guidance throughout the year, and up to the date of approval of this Annual Report. In addition, during 2002/03 the Board reviewed the implications of the Sarbanes-Oxley Act and took steps to ensure compliance. The Group Chief Executive and the Group Finance Director intend to sign certifications as required by the Sarbanes-Oxley Act.

The Board exercises ultimate responsibility for the Group’s system of internal controls and for monitoring its effectiveness. The internal control system is designed to safeguard shareholders’ investment and the Group’s assets, both tangible and intangible, including the reputation of the Group with its various stakeholders. Procedures are in place to ensure the maintenance of proper accounting records, the reliability of the financial information used within the business or for publication and the determination of disclosure obligations and of materiality. These procedures also cover disclosure on a timely basis of information to the investment markets. However, such procedures are designed to manage rather than wholly eliminate the risk of failure to achieve business objectives and can provide only reasonable, not absolute, assurance against material misstatement or loss.

Following the passing of the Sarbanes-Oxley Act a review of the disclosure control procedures was undertaken and a Disclosure Control Committee was formed as part of the internal control system. The Group’s disclosure control procedures are designed to help ensure that processes and procedures for information management are in place at all levels of the Group so that appropriate information is publicly disclosed in a timely manner. The disclosure control procedures are also designed to ensure that any information disclosed by the Group is recorded, processed, summarised and reported and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure. The Group’s Disclosure Control Committee consists of the Group Finance Director, the Company Secretary and Investor Relations Director and the Group Financial Controller who consult with the Group’s external advisers and auditors as necessary.

Key procedures that have been established and are designed to provide effective internal control are:

•	Control environment – control is exercised through an organisational structure with clearly defined levels of responsibility and authority together with appropriate reporting procedures, particularly with respect to financial information, capital expenditure, investment, granting of guarantees and the use of treasury products (see pages 31 and 32 for more detail) as well as health, safety, environmental and customer service issues.

•	Reporting and information systems – the Group has a comprehensive budgeting and five year strategic planning system with an annual budget and strategic plan approved by the Board. Monthly trading results and balance sheets are reported against the corresponding figures for the budget and the previous year. Any significant variances are examined by divisional operating management and discussed with Group management, with action being taken as appropriate. A forecast of the full year’s results is updated regularly, based on performance to date and any changes in outlook. The executive directors regularly report to the Board on the development of the business, the competitive environment and any material breaches of procedure. Through these mechanisms, the Group’s performance is continually monitored, risks identified in a timely manner and their implications assessed, control procedures re-evaluated and corrective actions agreed and implemented. The Group issues both sales and financial results on a quarterly basis. The external auditors review the quarterly and half year statements and present a report to the Audit Committee for consideration.

38  Signet Group plc

Back to Contents

•	Risk management – the identification of major business risks is carried out in conjunction with operating management and appropriate steps are taken to monitor and mitigate risks. The Risk Management Committee, whose members include the Group Finance Director, the Chairman of the Audit Committee and senior divisional executives, meets on a regular basis, at least four times a year. The matters considered by the Risk Management Committee include the review of the Group’s risk register, emerging issues, new regulations and the activity of the internal audit function. The external auditors receive copies of the papers submitted to the committee. A report from each Risk Management Committee meeting, and any material non-compliance or emerging issue, is considered by the Board in a timely manner.

•	Control procedures – each operating division maintains documented financial and operating controls as well as procedures appropriate to its own business environment and in conformity with Group guidelines. Each of the operating divisions has an internal audit function which primarily reviews the processes in the store operations but also reviews central service functions. The work of the internal audit function is monitored by senior divisional executives, Group management, the Risk Management Committee and the Audit Committee.

•	Reviews of effectiveness - The Board, in addition to receiving the Risk Management Committee reports, annually reviews the effectiveness of the internal control system on the basis of a report submitted to the Risk Management Committee. This report is based on annual written self-certification statements prepared by the operating divisions and head office departments which confirm the extent of their compliance with all material internal financial operating and disclosure controls. These statements are prepared by the divisional finance directors on behalf of each operating division and are reviewed by senior divisional executives, Group management and the Board. As of the time of this Annual Report, the Board is not aware of any significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. The Disclosure Control Committee reports to the Audit Committee on a quarterly basis as to the effectiveness of the disclosure control procedures.

•	Conclusions of Group Chief Executive and Group Finance Director – based on their review of the Group’s disclosure controls and procedures, the Group Chief Executive and Group Finance Director have concluded that the Group’s current disclosure controls and procedures are effective in achieving their objective of ensuring that information regarding the Company is recorded, processed, summarised and reported and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Signet Group plc   39

Back to Contents

Directors’ remuneration report

1  The role of the Remuneration Committee
In 2002/03 the Remuneration Committee consisted of Lee Abraham, Robert Blanchard (Chairman from 13 June 2002), Brook Land, Russell Walls (from 3 September 2002) and David Wellings (Chairman until his retirement as a director on 12 June 2002).The Committee met eight times during 2002/03. From 1 April 2003 the Committee will consist of Lee Abraham, Robert Blanchard (Chairman) and Russell Walls.

The prime purpose of the Remuneration Committee is to set the remuneration policy for executive directors and senior managers and to ensure that they are fairly rewarded for their individual contribution to the Group’s overall performance, having due regard to the interests of shareholders, to the financial and commercial health of the Group and to the relevant market place in which recruitment takes place.

All members of the Remuneration Committee are independent non-executive directors and therefore do not have any personal financial interest (other than as shareholders) in matters decided by the Committee. No executive director or senior manager is involved in determining his or her own remuneration.

The Remuneration Committee sets the remuneration of the Chairman of the Board. It also sets that of the Group Chief Executive after consulting with the Chairman (James McAdam).The remuneration of the other executive director and certain senior managers is set by the committee based on recommendations made by the Group Chief Executive (Terry Burman) after consultation with the Chairman of the Board. Performance targets are set by the Committee in consultation with the Chairman of the Board and, where appropriate, external professional consultants.

The Remuneration Committee draws on external professional advice on a regular basis and makes use of relevant and reliable independent market surveys. In 2002/03 the Committee reviewed its use of external advisers and appointed Towers Perrin. Previously the Committee had been advised by Andersen Consulting who had been appointed by the Committee. Neither Towers Perrin, nor Andersen Consulting, were retained in any other capacity within the Group.

The remuneration of the non-executive directors is not within the remit of the Remuneration Committee. Such remuneration is determined by the executive component of the Board following a recommendation by the Chairman after consideration of external comparisons.

2  Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. After careful consideration during the past year, the Remuneration Committee formally adopted the following six principles:

(i)	Signet’s primary business objective should be to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry-average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provide above industry-average total remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies.The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executive and their ability to influence results. Excluding pensions there should be only one element of “guaranteed” remuneration; base salary, which in itself should be competitive. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being rewarded through executive share option awards and participation in long term incentive plans.

40   Signet Group plc

Back to Contents

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that over 70% of Signet’s sales and profits are generated in the US and that significant differences in remuneration practices exist between the US and the UK, separate surveys will be conducted in each country.

The components of total remuneration are:

(a) Base salary
The base pay of each senior executive is intended to reflect the size and scope of that executive’s responsibilities. Base salary is reviewed annually, taking into account factors such as the level of individual performance, experience over time in the post, relevant external comparative data, the geographic location of the post and the general movement of base pay within the Group.

(b) Annual bonus plan
Individual annual bonus targets are set each year to take account of the role of the executive and current business plans. Annual bonus awards for executive directors are based on the achievement of real growth in pre-tax profit in the year. There is a cap set each year on such awards and a threshold performance below which no payments are made. The bonus rate increases after an intermediate target rate of profit growth, which is set each year, is achieved.

(c) Share option plan
The Remuneration Committee believes that an executive share option plan is necessary to execute the remuneration principles set out on pages 40 and 41, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

Subject to shareholder approval, it is intended to introduce a new executive share option plan during 2003. It is expected that details of the plan will be set out in a separate circular that will be sent to shareholders in due course.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions should have the opportunity to participate in the equity of the Company through a savings related share option plan, and annual invitations are normally made. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

(d) Long term incentive plan (“LTIP”)
The Remuneration Committee believes that, in addition to the provision of share options, it is appropriate to operate an LTIP to encourage executive directors, senior members of the divisional executive management committees and certain other senior executives with a similar level of responsibility, to meet long term strategic and financial objectives set by the Board. The policy is to make annual awards subject to the general principles explained in paragraphs 2(iv) and 2(v) above. Vesting is dependent on the achievement of challenging performance conditions set by the Committee at the time the awards are made.

(e) Performance criteria
The Remuneration Committee believes that where performance criteria are used they should be:

•	easily understood,
•	able to be directly linked to the performance of the Group or relevant business unit and to be influenced by management’s own actions,
•	designed to motivate management to increase profitability significantly beyond the rate of inflation,
•	designed to incentivise senior management to make efficient use of capital and to increase shareholder value,
•	equity based for long term schemes, and
•	consistent with the overall objectives of the Group.

The criteria used to measure performance are based on the audited results of the Group (subject to minor adjustments that are approved by the Remuneration Committee) so as to provide clarity and objectivity.

(f) Pensions for executive directors
The Company’s UK based executive director is a member of the Signet Group Pension Scheme (the “Group Scheme”). The Group Scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme.

Pensionable salary is the member’s base salary, excluding all bonuses. All Group Scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (the “FURBS”) is used to supplement pension benefits.

The main features of the Group Scheme are:

(i)	a normal pension age of 60;
(ii)	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;

Signet Group plc   41

Back to Contents

Directors’ remuneration report (continued)

(iii)	life assurance cover of four times pensionable salary; and
(iv)	spouse’s pension on death.

The Group Chief Executive receives, proportionately to base salary, equivalent pension contributions to the UK based executive director. These pension benefits are provided through an unfunded, unqualified deferred compensation plan and the Sterling Jewelers Inc. 401(k) Retirement Savings Plan.

Apart from remuneration itself, there are certain other allied policy matters which are the concern of the Remuneration Committee. These are:

(i) Companies used for comparison
In assessing all aspects of pay and benefits, the Remuneration Committee takes account of the packages offered by a range of other retailers and, where appropriate, companies outside the retail sector. Different companies are used for comparison for executives in Group functions, and in the UK and the US divisions.These companies are chosen on the basis of turnover, market capitalisation, profits, number of employees and the nature and geographic spread of their operations.

(ii) Service contracts
It is the policy of the Remuneration Committee that an executive director’s contract should be a one year rolling contract with the period of notice to terminate the contract to be given by either side not exceeding one year and that, if it is necessary to grant a longer period of notice when recruiting from outside the Group, this should reduce to a maximum of one year after an initial period.

(iii) Early termination
The Remuneration Committee believes that the circumstances of early termination vary. Only in exceptional circumstances will explicit terms for compensation for early termination be included in contracts. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss within the framework of individual circumstances.

(iv) Executive directors – outside appointments
The Group recognises the benefits to the individual and to the Group when executive directors of the Company also act as non-executive directors of other companies not associated with Signet. Subject to certain conditions, executive directors are permitted to accept an appointment as a non-executive director of another company.The executive director is permitted to retain any fees paid for such service. Unless otherwise determined by the Board, executive directors may not normally accept more than one such non-executive directorship.

3 Directors’ remuneration
Information contained in sections and figures marked * has been audited.

The total emoluments for directors of the Company and officers of the Group (excluding amounts due under the LTIP), as listed on pages 33 and 34, for services in all capacities was £3,340,000 (2001/02: £3,140,000). The amounts due under the 2000 LTIP for directors of the Company and officers of the Group was £966,000 (2001/02: £520,000). For 2002/03, 50% of the amounts due under the 2000 LTIP are payable in cash and the other 50% consists of the grant of an option to acquire shares in the Company. For 2001/02 the amounts were paid wholly in cash. Details of the directors’ emoluments are given on page 45. The remuneration package of the Group Chief Executive, the highest paid director, is determined with regard to the fact that he is a US citizen, based in the US and running a business that generates some 70% of its sales and profits in that country.

(a) Annual bonus plan
In 2002/03 the annual bonus of the Group Chief Executive was capped at 100% of base salary and that of the other executive director at 75% and were based on the increase in Group profit before tax for the year. The potential rate of bonus increased on a straight line basis up to a growth target of 10%, then an accelerated rate applied until the maximum bonus could have been earned at 15% growth.The minimum bonuses were only payable after profits increased by more than inflation.

(b) Share option and long term incentive plans
Share options granted to directors are set out on page 47. See page 41 for the factors influencing the choice of performance criteria and for the basis of measurement.

(i) Executive share option plans
The conditions set by the Remuneration Committee for exercise of options granted in October 1997, April 1998, April 1999, May 2000, May 2001 and April 2002 under the Executive Share Option Scheme 1993 were that for vesting to take place a post inflation minimum growth in earnings per share of 10% over any consecutive three year period had to be achieved. This performance condition was chosen as the Remuneration Committee believed it to be in line with market practice.

These conditions have been met in respect of the options

42   Signet Group plc

Back to Contents

Directors’ remuneration report (continued)

granted in October 1997, April 1998, April 1999 and May 2000; the performance criteria having been satisfied in each case over the first three year period following the grant of the options. Options granted under the executive share option plan are normally only exercisable between three and ten years from the date of grant, after which the options lapse.

(ii) Employee share plans
In 1998/99 the Group introduced an Inland Revenue approved savings related share option scheme for UK employees (the “Sharesave Scheme”), a US section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”). These schemes give those employees with qualifying service the opportunity to participate in the equity of the Company, with the aim of aligning the interests of employees with those of shareholders.

The options granted under the Sharesave Scheme and the Irish Sharesave Scheme are normally exercisable between 36 and 42 months from the date of the relevant savings contract. Options were granted under these plans at a price approximately 20% below the middle market price of the shares on the London Stock Exchange on the dealing day prior to the date that employees were invited to participate in them.

The options granted under the Employee Stock Savings Plan, which is for employees in the US, are normally exercisable between 24 and 27 months from the date of grant, such date being the first business day of any period during which savings may be accumulated under a savings contract. The options under this plan were granted at a price approximately 15% below the middle market price of the shares on the London Stock Exchange on the date of grant. The period of exercise and the discount allowed vary from the UK due to different legal regulations in the US.

(iii) Long term incentive plan
Shareholders gave approval, in June 2000, to the Signet Group plc 2000 Long Term Incentive Plan (“2000 LTIP”).

Awards were made to executive directors in 2000/01, 2001/02 and 2002/03. All these awards are subject to fulfilment of minimum performance conditions set at the time of the award as to:

•	compound annual growth in the profit before tax of the Group using a constant exchange rate (or, in the case of the former Chief Executive of the UK division, the operating profit of the UK division) (“Profit Growth”) and
•	the return on capital employed (“ROCE”) of the Group (or, in the case of the former Chief Executive of the UK division, the ROCE of the UK division)

in each case over a fixed period of three successive financial years starting with the one in which the award was made. Nothing is payable under the award unless both minimum performance conditions are achieved.The minimum Profit Growth is set at a threshold level based on inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business’s ROCE is broadly maintained or improved.

If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•	if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum set for the particular participant. This maximum is equal to a specified percentage of his base salary at the time at which the award vests. The maximum award for the Group Chief Executive is equal to 70% of base salary at vesting, and for the Group Finance Director and the former Chief Executive of the UK division to 50% of base salary at vesting.

•	if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase. In the case of the Group Chief Executive, for each 0.5% by which the ROCE exceeds the level specified in the award, the amount of the award would increase by an amount equal to 5% of base salary (at vesting) up to a maximum increase equal to 35% of such base salary. Similarly in the case of the Group Finance Director, for each 0.5% by which the ROCE exceeds the specified level the amount of the award would increase by an amount equal to 3% of such base salary up to a maximum increase equal to 25% of such base salary. In the case of the former Chief Executive of the UK division, for every 0.5% by which the ROCE exceeds the specified level the amount of

Signet Group plc   43

Back to Contents

Directors’ remuneration report (continued)

the award would increase by an amount equal to 2% of such base salary up to a maximum increase equal to 25% of such base salary. In no event, however, can any such increase result in the applicable maximum award amount stated in the preceding paragraph being exceeded.

The table below shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement in the case of each participant.

When the performance conditions have been satisfied 50% of the amount which vests will be payable in cash and the other 50% will consist of the grant of an option to acquire shares in the Company.The number of shares being determined by using the middle market price on the day preceding the grant of the award. For the 2000/01, 2001/02 and 2002/03 awards, the share price that will be used is 55.25p, 74.75p and 121.0p respectively. Due to the deferred equity nature of the share linked element of the award the exercise price of the option is a nominal amount of £1. The participants can normally exercise their option at any time after vesting, until the tenth anniversary of the grant of the award.

It is anticipated that in 2003/04 awards under the 2000 LTIP will be made to the Group Chief Executive and the Group Finance Director at a similar level to that of previous years.

(c) Service contracts
The Group Chief Executive has a rolling service contract (dated 20 December 2000) with a US subsidiary which can be terminated on one year’s notice in writing by either party.

The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year’s notice in writing by either party and terminates on his 60th birthday. The service contracts for the Group Chief Executive and the Group Finance Director provide for liquidated damages in the case of early termination by the Group or change of control. In these circumstances the amount of liquidated damages due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding contractual entitlement to a cash bonus under the annual bonus plan referred to on page 42 in respect of the period prior to termination, and (iv) a further sum equal to a variable percentage (currently 87.8%) of the next cash bonus to which he would have become entitled under the annual bonus plan.The amount of liquidated damages due to the Group Finance Director would equal, in summary, the aggregate of (i) his annual salary as at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme.The contracts contain confidentiality and non-competition clauses.

The Chairman has a letter of appointment (dated 20 June 2001), with no fixed term, which can be terminated in writing by either party on reasonable notice. Each non-executive director has a letter of appointment from the Company which does not have a termination clause and does not provide for compensation for loss of office.

2000 LTIP performance criteria

	2002/03 award		2001/02 award		2000/01 award

	Group(1)	UK(2)	Group(1)	UK(2)	Group(1)	UK(2)

Minimum performance for any vesting
Profit measure			Profit Growth in excess of threshold inflation level
ROCE measure	20.5%	35.0%	20.5%	32.0%	20.5%	25.0%

Profit Growth performance measure
Profit Growth rate – inflection point	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Profit Growth rate required for
maximum vesting	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%

ROCE performance measure
Specified ROCE required	21.5%	37.0%	22.5%	34.0%	22.5%	27.0%

(1)	For Group Chief Executive and Group Finance Director.
(2)	For the former Chief Executive of the UK division, the 2001/02 and 2002/03 awards were forefeited following his resignation.

44   Signet Group plc

Back to Contents

The duration of appointment is subject to the terms of the Articles of Association and normally runs until they are next required to stand for election or re-election.The letters of appointment are dated as set out below:

Lee Abraham	21 December 1994
Robert Blanchard	5 September 2000
Brook Land	16 October 1995
Russell Walls	29 May 2002

(d) Company pension
The Chairman did not receive any pension provision in

2002/03.The amount paid in respect of life assurance for him in the period was £19,100 (2001/02: £19,100).

The Group Chief Executive is a member of the Sterling Jewelers Inc. 401(k) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled £1,797* (2001/02: £1,771*) and £145,571* (2001/02: £144,061*) respectively.

Pension benefits in respect of UK based directors are set out on page 46.

Directors’ emoluments*

Details of directors’ emoluments for the year to 1 February 2003 were as follows:

	Basic salary or fees		Benefits(1)		Short term bonuses(2)		Termination payments(3)		Total

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Executive
James McAdam Chairman	271	286	24	22	–	270	–	–	295	578
Walker Boyd Group Finance Director	291	268	21	16	131	70	–	–	443	354
Terry Burman(4) Group Chief Executive	743	735	30	32	444	288	–	–	1,217	1,055
Ian Dahl(5) Former Chief Executive of UK division	184	262	15	18	–	159	304	–	503	439

Non-executive
Lee Abraham	35	31	–	–	–	–	–	–	35	31
Robert Blanchard	35	31	–	–	–	–	–	–	35	31
Brook Land	35	31	–	–	–	–	–	–	35	31
Russell Walls(6)	18	–	–	–	–	–	–	–	18	–
David Wellings(7)	13	31	–	–	–	–	–	–	13	31

Total	1,625	1,675	90	88	575	787	304	–	2,594	2,550

(1)	Benefits incorporate all benefits arising from employment by the Group, which relate in the main to the provision of a company car and private health insurance.
(2)	The profit growth rates used to calculate the annual bonus in 2001/02 and 2002/03 were adjusted to take account of the 53rd week in 2001/02.
(3)	On 30 September 2002 the former Chief Executive of the UK division, Ian Dahl resigned giving 12 months’ notice.The Group opted to make his resignation effective immediately in accordance with the terms of his contract and made a payment in February 2003 of £280,000 in lieu of notice. Signet also agreed to continue providing certain benefits that would have been payable had Ian Dahl remained in employment during his notice period, which are estimated to amount to £24,000 in total. No payments were made in respect to pensions. In accordance with the rules of the schemes the Remuneration Committee exercised its discretion to allow 434,211 executive share options, with an exercise price of 57.0p, to become exercisable in May 2003 and the 2000 LTIP grant to vest in 2003. Under the LTIP grant a payment of £62,222 will be paid and an option over 112,619 shares at an exercise price of £1 in total will be granted. All other executive options and LTIP awards held by Ian Dahl were forfeited.
(4)	Terry Burman’s emoluments are specified in US dollars and an average exchange rate of US$1.53 was used (2001/02: US$1.44).
(5)	Until his resignation on 30 September 2002.
(6)	From his appointment on 1 August 2002.
(7)	Until his retirement on 13 June 2002.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

Signet Group plc   45

Back to Contents

Directors’ remuneration report (continued)

Pension benefits for UK based executive directors *

	Walker Boyd Group Finance Director		Ian Dahl former Chief Executive of the UK division

	2002/03	2001/02	2002/03(1)	2001/02

	£	£	£	£

Change in accrued benefits during the year (gross of inflation) (A)	3,814	4,222	2,295	3,330
Change in accrued benefits during the year (net of inflation)	3,285	3,768	2,173	3,265
Accrued benefits at the end of the year	34,954	31,140	9,450	7,155
Transfer value of (A)(2)	37,621	39,959	36,393	46,720
Transfer value of accrued benefits at the beginning of the year(2)	336,380	322,757	104,583	57,516
Transfer value of accrued benefits at the end of the year(2)	400,303	336,380	158,266	104,583
Change in transfer value of accrued benefits(2)(3)	63,923	13,623	53,683	47,067
Group payments to the FURBS	38,787	34,540	30,027	33,457
Life insurance contributions	2,127	1,756	4,265	3,536

(1)	Until his resignation on 30 September 2002.
(2)	No contributions were made by a director.
(3)	Calculated in accordance with the Actuarial Guidance Note GN 11.

4 Directors’ interests in shares*
Except as set out in table (c) on page 49, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 26 March 2003 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company.

At 2 February 2002, 1 February 2003 and 26 March 2003, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) on pages 47 to 49. As explained on page 43 the value of the awards that vest under the 2000 LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

Although the performance conditions for the 2000/01 award have been met, vesting will only occur within 60 days of the preliminary results announcement for the year ended February 2003.

The Group operates the Signet Qualifying Employee Share Trust (“QUEST”) which is used to facilitate the Sharesave Scheme, and the Signet Employee Share Ownership Trust (“ESOT”). Walker Boyd and James McAdam, at 2 February 2002, 1 February 2003 and 26 March 2003, and Ian Dahl at 2 February 2002 and 30 September 2002, were, in common with all other UK employees of the Group, deemed to have an interest in the shares held by the QUEST and the ESOT. The QUEST held 395,528 shares on 2 February 2002, 180 on 30 September 2002, 110,857 on 1 February 2003 and 125,930 on 26 March 2003, and the ESOT held nil shares on each of those dates. No director had been granted any specific interest in such shares other than options held by them under a savings-related share option scheme.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

46   Signet Group plc

Back to Contents

(a) Directors’ interest in share options*

Director			Number of shares under option

		At start of year	Granted	Forfeited	Exercised	At year end	Exercise price		Date from which exercisable	(1)	Expiry date	(1)

Walker Boyd
	(2)	1,637,037	–	–	(800,000)	837,037	33.75	p	6.10.00		5.10.07
		745,665	–	–	–	745,665	43.25	p	28.4.01		27.4.08
		429,648	–	–	–	429,648	49.75	p	10.4.02		31.3.09
		611,842	–	–	–	611,842	57.00	p	8.5.03		7.5.10
		179,401	–	–	–	179,401	75.25	p	2.5.04		1.5.11
	(3)	19,000	–	–	–	19,000	50.00	p	1.1.05		30.6.05
		–	225,000	–	–	225,000	120.00	p	11.4.05		10.4.12

		3,622,593	225,000	–	(800,000)	3,047,593	51.91p	(4)

Terry Burman
		1,968,122	–	–	–	1,968,122	$0.72		28.4.01		27.4.08
		1,094,239	–	–	–	1,094,239	$0.80		10.4.02		31.3.09
		2,217,280	–	–	–	2,217,280	$0.87		8.5.03		7.5.10
	(3)(5)	14,760	–	–	(14,760)	–	$0.64		–		–
		496,289	–	–	–	496,289	$1.08		2.5.04		1.5.11
		–	1,242,019	–	–	1,242,019	$1.72		11.4.05		10.4.12
	(3)	–	8,670	–	–	8,670	$1.10		3.11.04		31.1.05

		5,790,690	1,250,689	–	(14,760)	7,026,619	$0.98	(4)

Ian Dahl	(6)
		434,211	–	–	–	434,211	57.00	p	8.5.03		7.11.03
		352,159	–	(352,159)	–	–	–		–		–
		–	220,833	(220,833)	–	–	–		–		–

		786,370	220,833	(572,992)	–	434,211	57.00p	(4)

James McAdam
		1,075,145	–	–	–	1,075,145	43.25	p	28.4.01		27.4.08
	(3)(7)	45,588	–	–	(45,588)	–	21.25	p	–		–
		869,347	–	–	–	869,347	49.75	p	10.4.02		31.3.09
	(3)	19,000	–	–	–	19,000	50.00	p	1.1.05		30.6.05

		2,009,080	–	–	(45,588)	1,963,492	46.19p	(4)

All options were granted to directors while they were directors and the performance conditions are set out on page 42. The Black-Scholes option-pricing model fair value is given on page 93 for options granted in the last three years.
(1)	The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed.
(2)	As already disclosed in last year’s accounts 800,000 of these options were exercised on 8 February 2002, when the market price was 102.25p.
(3)	The options above were all granted under the 1993 Scheme except those marked (3) which were granted under the terms of the Sharesave Scheme or, in the case of Terry Burman, the Employee Stock Savings Plan.
(4)	These are weighted averages of the exercise prices per share for the options held at year end.
(5)	Exercised on 23 January 2003, when the market price was 69p.
(6)	Until his resignation as a director on 30 September 2002.
(7)	As already disclosed in last year’s accounts these options were exercised on 7 March 2002, when the market price was 113p.
The aggregate amount of gains made by the three directors on the exercise of options during the year amounted to £594,191 (2001/02: £4,476,654).

Signet Group plc   47

Back to Contents

Directors’ remuneration report (continued)

(b) Directors’ interests in LTIPs*

	Awards subject to performance condition			Awards where the performance condition has been satisfied(1)

Director	Date of award	Cash value(2) £	Number of share options	Cash value(3) £	Number ofshare options(3)	Option interest market value(4)£	Total current value(5) £	Vested and paid in year £		Expiry of award or vested option

Walker Boyd
2000/01 award (6)	19.7.00	–	–	73,750	133,484	97,110	170,860	–		18.7.10
2001/02 award (6)	4.5.01	73,750	98,662	–	–	–	145,527	–		(7)
2002/03 award	26.4.02	73,750	60,950	–	–	–	118,091	–		(7)

Awards at end of year		147,500	159,612	73,750	133,484	97,110	434,478

Terry Burman
1999/00 award (6)	6.4.99	–	–	–	–	–	–	520,000	(8)
2000/01 award (6)	19.7.00	–	–	256,369	464,017	337,572	593,941	–		18.7.10
2001/02 award (6)	4.5.01	256,369	342,969	–	–	–	505,879	–		(7)
2002/03 award	26.4.02	256,369	211,876	–	–	–	410,508	–		(7)

Awards at end of year		512,738	554,845	256,369	464,017	337,572	1,510,328

Ian Dahl
2000/01 award (6)	19.7.00	–	–	62,222	112,619	81,931	144,153	–		30.9.03
2001/02 award (6)(9)	4.5.01	70,000	93,645	–	–	–	–	–		forfeited
2002/03 award (9)	26.4.02	70,000	57,851	–	–	–	–	–		forfeited

Awards at end of year		–	–	62,222	112,619	81,931	144,153

All grants were made to directors while they were directors and the performance conditions relating to the awards are set out on page 44.
(1)	In respect of the 2000/01 awards the Group performance achieved was a growth in profit before tax of 14.1% per annum and a ROCE of 24.1% and the UK performance achieved was a growth in operating profit of 19.5% and a ROCE of 37.7%.This resulted in 100% of the award vesting with regard to both the Group and UK performance conditions.
(2)	Assumes maximum peformance conditions satisfied and is based on salary at 26 March 2003, a share price at the time of grant in 2001 of 74.75p and in 2002 of 121.0p and in the case of Terry Burman an exchange rate of $1.57.
(3)	Based on salary at 26 March 2003 and a share price at the time of grant in 2000 of 55.25p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set. In the case of Terry Burman an exchange rate of $1.57 was used.
(4)	Calculated using the share price as at 26 March 2003 of 72.75p.
(5)	Cash interest plus option interest value at 26 March 2003. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary and market value may be different at the date of vesting.
(6)	Awards at start of year.
(7)	Expiry dates of awards are 60 days after the announcement of the preliminary results for the last financial year in the performance period.
(8)	Until the introduction of the 2000 LTIP Terry Burman was the only director entitled to participate in a LTIP. This was included in his service contract on recruitment.The terms were similar to the 2000 LTIP but had a 100% cash payment. As already disclosed in last year’s accounts an award made in 1999/00 vested on 8 April 2002 and was the maximum payable as the performance conditions exceeded the target criteria laid down. An exchange rate of $1.44 was used.
(9)	Until he resigned as a director on 30 September 2002. The 2001/02 and 2002/03 awards were forfeited.

48   Signet Group plc

Back to Contents

(c) Directors’ interests in shares*

		Number of shares

Director	At start	At end	At 26 March
	of year	of year	2003

Lee Abraham	75,000	75,000	75,000
Robert Blanchard	6,360	6,360	6,360
Walker Boyd	433,495	433,495	433,495
Terry Burman	307,506	322,266	322,266
Ian Dahl(1)	–	10,000	–
Brook Land	25,000	25,000	25,000
James McAdam(2)	131,500	242,088	242,088
Russell Walls(3)	–	4,000	4,000
David Wellings(4)	32,500	32,500	–

(1)	Ian Dahl acquired 10,000 shares on 8 February 2002 and held them until his resignation as a director on 30 September 2002.
(2)	22,000 of those shares held were, at each date, held by James McAdam’s wife in trust for their grandchildren and, while James McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.
(3)	Russell Walls acquired 4,000 shares on 15 January 2003.
(4)	Until his retirement as a director on 13 June 2002.

5 Share price
The middle market price of a Signet share on the London Stock Exchange was 75.00p on 1 February 2003 and was 103.50p on 2 February 2002. During the 52 weeks ended 1 February 2003, the middle market prices on the London Stock Exchange ranged between a low of 65.00p and a high of 132.50p. On 26 March 2003 the middle market price was 72.75p.

6 Total shareholder return
The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 1 February 1998 based on the 30 day average of value of the share price compared to the FTSE 350 index.This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

The directors’ remuneration report was approved by the Board on 26 March 2003, and signed on its behalf by:
Robert Blanchard Chairman, Remuneration Committee

Signet Group plc    49

Back to Contents

Statement of directors’ responsibilities

The directors are required to prepare accounts for each financial period which give, in accordance with the Companies Act 1985, a true and fair view of the state of affairs of the Company and the Group as at the end of that financial period and of the profit or loss for that period. In preparing those accounts, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are in their opinion reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

•	prepare the accounts on a going concern basis unless in their view, based on the information then available to them, that basis of preparation would not be appropriate.

The directors are responsible for ensuring that the Company complies with the requirements of the Companies Act 1985 in regard to keeping adequate accounting records which disclose with reasonable accuracy, at any time, the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985.They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

50   Signet Group plc

Back to Contents

Independent auditors’ report to the members of Signet Group plc

We have audited the accounts on pages 52 to 96.

We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report and Form 20-F and the Directors’ Remuneration Report. As described on page 50, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards.The directors have also presented additional information under US requirements. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, auditing standards generally accepted in the United Kingdom and in the United States, the Listing Rules of the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission and by our profession’s ethical guidance.

We report to you our United Kingdom opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.We also report to you if, in our opinion, the directors’ report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 38 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and internal control procedures.

We read the other information contained in the Annual Report and Form 20-F, including the corporate governance statement and the unaudited part of the Directors’ Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors’ Remuneration Report to be audited.

United Kingdom opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 1 February 2003 and of the profit of the Group for the 52 week period then ended and the accounts and the part of the Directors’ Remumeration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

United States opinion
In our opinion the consolidated accounts present fairly, in all material respects, the financial position of the Group at 1 February 2003 and 2 February 2002 and the results of its operations and its cash flows for the 52 week period ended 1 February 2003, and the 53 week period ended 2 February 2002 and the 52 week period ended 27 January 2001 in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for the 52 week period ended 1 February 2003, and the 53 week period ended 2 February 2002 and the 52 week period ended 27 January 2001 and shareholders’ equity at 1 February 2003 and 2 February 2002 to the extent summarised on pages 88 to 96.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London

26 March 2003

Signet Group plc   51

Back to Contents

Consolidated profit and loss account

for the 52 weeks ended 1 February 2003

	52 weeks ended 1 February 2003		53 weeks ended 2 February 2002		52 weeks ended 27 January 2001		Notes

	£m		£m		£m

Sales	1,608.0		1,578.1		1,387.3		2
Cost of sales	(1,331.6)		(1,318.3)		(1,158.9)

Gross profit	276.4		259.8		228.4
Administrative expenses	(60.2)		(59.1)		(49.7)

Operating profit	216.2		200.7		178.7		2
Net interest payable and similar charges	(16.5)		(17.9)		(15.9)		3

Profit on ordinary activities before taxation	199.7		182.8		162.8		4
Tax on profit on ordinary activities	(70.8)		(63.1)		(52.1)		7

Profit for the financial period	128.9		119.7		110.7
Dividends	(36.1)		(30.5)		(27.4)		8

Retained profit attributable to shareholders	92.8		89.2		83.3

Earnings per share – basic	7.5	p	7.1	p	6.6	p	9
Earnings per share – diluted	7.5	p	7.0	p	6.5	p	9

All of the above relate to continuing activities during the current and previous periods.

The profit impact of the 53rd week in 2001/02 is analysed on page 23.

52   Signet Group plc

Back to Contents

Consolidated balance sheet

at 1 February 2003

	1 February 2003	2 February 2002	Notes

	£m	£m

Fixed assets:
Intangible assets	19.8	24.2	10
Tangible assets	205.5	214.1	11

	225.3	238.3

Current assets:
Stocks	539.5	555.5	12
Debtors(1)	359.8	380.7	13
Cash at bank and in hand	89.2	66.5	14

	988.5	1,002.7
Creditors: amounts falling due within one year	(324.9)	(320.5)	15

Net current assets(1)	663.6	682.2

Total assets less current liabilities	888.9	920.5
Creditors: amounts falling due after more than one year	(184.4)	(224.6)	16
Provisions for liabilities and charges:
Deferred taxation	(0.5)	(9.2)	18
Other provisions	(7.5)	(7.0)	19

Total net assets	696.5	679.7

Capital and reserves – equity:
Called up share capital	8.6	8.6	20
Share premium account	53.9	48.3	21
Revaluation reserve	3.1	3.0	21
Special reserves	101.7	38.3	21
Profit and loss account	529.2	581.5	21

Shareholders’ funds	696.5	679.7

(1)  Debtors and net current assets include amounts recoverable after more than one year of £19.1 million (2002: £19.1 million) (see note 13).

These accounts were approved by the Board of Directors on 26 March 2003, and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

Signet Group plc   53

Back to Contents

Company balance sheet

at 1 February 2003

	1 February 2003	2 February 2002
			Notes

	£m	£m

Fixed assets:
Tangible assets	51.3	47.8	30(b)
Investments	803.4	809.1	30(j)

	854.7	856.9

Current assets:
Debtors(1)	233.2	198.3	30(c)
Cash at bank and in hand	45.0	9.2	30(d)

	278.2	207.5
Creditors: amounts falling due within one year	(456.1)	(380.6)	30(e)

Net current liabilities(1)	(177.9)	(173.1)

Total assets less current liabilities	676.8	683.8
Creditors: amounts falling due after more than one year	(18.3)	(31.7)	30(f)
Deferred taxation	–	(0.4)

Total net assets	658.5	651.7

Capital and reserves – equity:
Called up share capital	8.6	8.6	20
Share premium account	53.9	48.3	30(g)
Special reserves	565.1	565.1	30(g)
Profit and loss account	30.9	29.7	30(g)

Shareholders’ funds	658.5	651.7

(1)   Debtors and net current liabilities include amounts recoverable after more than one year of £1.5 million (2002: £nil) (see note 30(c)).

These accounts were approved by the Board of Directors on 26 March 2003, and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

54   Signet Group plc

Back to Contents

Consolidated cash flow statement

for the 52 weeks ended 1 February 2003

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001	Notes

	£m	£m	£m
				25(a)
Net cash inflow from operating activities	182.2	188.0	132.1

Returns on investments and servicing of finance:
Interest received	1.1	1.6	3.7
Interest paid	(17.6)	(19.5)	(19.8)

Net cash outflow from returns on investments and
servicing of finance	(16.5)	(17.9)	(16.1)

Taxation paid	(57.3)	(57.9)	(50.9)

Capital expenditure:
Purchase of tangible fixed assets	(49.5)	(60.7)	(56.2)
Proceeds from sale of tangible fixed assets	1.3	–	2.2

Net cash outflow from capital expenditure	(48.2)	(60.7)	(54.0)

Acquisition:
Purchase of subsidiary undertaking	–	–	(107.5)

Equity dividends paid	(30.8)	(27.7)	(24.8)

Cash inflow/(outflow) before use of liquid
resources and financing	29.4	23.8	(121.2)

Management of liquid resources:
(Increase)/decrease in bank deposits	(29.9)	(27.9)	57.0

Financing:
Proceeds from issue of shares	4.3	8.9	2.0
(Repayment of)/increase in bank loans	(12.1)	(16.5)	50.2

Cash (outflow)/inflow from financing	(7.8)	(7.6)	52.2

Decrease in cash in the period	(8.3)	(11.7)	(12.0)

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001	Notes

	£m	£m	£m

Decrease in cash in the period	(8.3)	(11.7)	(12.0)
Cash outflow/(inflow) from decrease/(increase) in debt	12.1	16.5	(50.2)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	29.9	27.9	(57.0)

Change in net debt resulting from cash flows	33.7	32.7	(119.2)
Translation difference	27.9	(5.3)	(18.3)

Movement in net debt in the period	61.6	27.4	(137.5)
Opening net debt	(201.7)	(229.1)	(91.6)

Closing net debt	(140.1)	(201.7)	(229.1)	25(b)

Signet Group plc 55

Back to Contents

Consolidated statement of total recognised gains and losses

for the 52 weeks ended 1 February 2003

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001

	£m	£m	£m

Profit for the financial period	128.9	119.7	110.7
Adjustment to property revaluation	–	2.1	–
Translation differences (net of £0.7 million tax credit (2002: £0.5 million charge))	(143.2)	28.0	77.2

Total recognised gains and losses relating to the period	(14.3)	149.8	187.9
Prior year adjustment (note 17)	–	(6.2)	–

Total recognised gains and losses since last Annual Report	(14.3)	143.6	187.9

Note of consolidated historical cost profits and losses

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001

	£m	£m	£m

Profit on ordinary activities before taxation	199.7	182.8	162.8
Realisation of property revaluation deficit	(0.1)	–	–

Historical cost profit on ordinary activities before taxation	199.6	182.8	162.8

Historical cost retained profit attributable to equity shareholders	92.7	89.2	83.3

56 Signet Group plc

Back to Contents

Consolidated shareholders’ funds

	Ordinary share capital	Deferred share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total

	£m	£m	£m	£m	£m	£m	£m

Balance at 29 January 2000	8.4	0.1	36.3	0.9	96.6	306.0	448.3
Retained profit attributable to
equity shareholders	–	–	–	–	–	83.3	83.3
Exercise of share options	–	–	2.0	–	–	–	2.0
Translation differences	–	–	–	–	(45.4)	77.2	31.8

Balance at 27 January 2001	8.4	0.1	38.3	0.9	51.2	466.5	565.4
Retained profit attributable to
equity shareholders	–	–	–	–	–	89.2	89.2
Shares issued to QUEST/ESOT	–	–	2.2	–	–	(2.2)	–
Exercise of share options	0.1	–	7.8	–	–	–	7.9
Property revaluation	–	–	–	2.1	–	–	2.1
Translation differences	–	–	–	–	(12.9)	28.0	15.1

Balance at 2 February 2002	8.5	0.1	48.3	3.0	38.3	581.5	679.7
Retained profit attributable to
equity shareholders	–	–	–	–	–	92.8	92.8
Shares issued to QUEST/ESOT	–	–	1.9	–	–	(1.9)	–
Exercise of share options	0.1	–	3.7	–	–	–	3.8
Redemption of deferred share capital	–	(0.1)	–	–	–	0.1	–
Transfer on property disposals	–	–	–	0.1	–	(0.1)	–
Translation differences	–	–	–	–	63.4	(143.2)	(79.8)

Balance at 1 February 2003(1)	8.6	–	53.9	3.1	101.7	529.2	696.5

(1) Shareholders’ funds at 1 February 2003 include cumulative losses of £51.8 million (2002: £28.0 million profits, 2001: £12.9 million profits) in respect of translation differences. (see note 21, page 73).

Signet Group plc 57

Back to Contents

Notes to the accounts

1 Principal accounting policies
The consolidated accounts of Signet Group plc and its subsidiary companies (“the Group”) are prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”).These principles differ in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). Application of US GAAP would have affected shareholders’ funds and results of operations at and for the 52 weeks ended 1 February 2003, the 53 weeks ended 2 February 2002 and the 52 weeks ended 27 January 2001 to the extent summarised on pages 91 and 92.The following accounting policies are applied consistently in dealing with items which are considered material in relation to the accounts of the Group:

(a) Basis of preparation
The Group is a speciality jewellery retailer in both the UK and the US.

The consolidated accounts have been prepared in accordance with applicable UK accounting standards and under the UK historical cost convention as modified by the revaluation of freehold and long leasehold properties.

The preparation of consolidated accounts in conformity with UK GAAP and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated accounts comply with the Accounting Standards issued by the Accounting Standards Board. Since the previous accounts were issued, further transitional rules relating to disclosures required under Financial Reporting Standard (“FRS”) 17 – ‘Retirement Benefits’ have been applied (see note 22).

(b) Consolidation
The Group accounts include the accounts of the Company and its subsidiary undertakings made up for the 52 week period ended 1 February 2003 (the comparatives are for the 53 week period ended 2 February 2002 and the 52 week period ended 27 January 2001). Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Under section 230(3) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

(c) Goodwill
Purchased goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 February 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

In the Company’s financial statements, investments in subsidiary undertakings are stated at cost less any impairment in value.

Impairment reviews are carried out annually to ensure goodwill and intangible assets are not carried at above their recoverable amounts. Wherever events or changes in circumstances indicate that the carrying amount may not be recoverable, the Group performs discounted cash flow analyses to compare discounted estimated future operating cash flows to the net carrying value of goodwill. Any amortisation or impairment write downs identified are charged to the profit and loss account.

(d) Sales
Sales represent sales to customers outside the Group, exclusive of value added and sales taxes. Repair revenues are recognised when the service is complete and the merchandise is delivered to the customer.

Revenue from the sale of warranties in the US, such as extended service plans, is recognised at the date of sale. Provision is made for the estimated cost of future claims arising under these service plans.

58 Signet Group plc

Back to Contents

(e) Cost of sales
Cost of sales includes the cost of goodwill amortisation, distribution costs and selling costs. Advertising costs are expensed as incurred.

(f) Foreign currency translation
The results of overseas subsidiary undertakings are translated into pounds sterling at the weighted average rates of exchange during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets and attributable goodwill of overseas subsidiary undertakings and matched foreign currency borrowings less deposits are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before taxation.

(g) Depreciation and amortisation
Depreciation is provided on freehold and long leasehold retail premises over an estimated useful life not exceeding 50 years. Long leaseholds relate to leases that have an original lease term of greater than 25 years. Freehold land is not depreciated.

Premiums paid to acquire short leasehold properties are amortised over their lease periods (up to 25 years) while incentives received are amortised over the period to the first rent review. Provision is made for future net lease obligations in respect of onerous leases of vacant, partially vacant or sublet properties. Depreciation on other fixed assets is provided on a straight line basis at the following annual rates:

Plant, machinery and vehicles – 10%, 20%, 33 1/3%,
Shopfronts, fixtures and fittings – rates up to 33 1/3%.

Where appropriate, provision is made on assets that have a lower economic value than book value. Additionally, provision is made against tangible fixed assets relating to stores planned for closure.

(h) Stocks
Stocks represent goods held for resale and are valued at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method and includes appropriate overheads. Provision is made for obsolete, slow moving or defective items.

(i) Shares in subsidiary undertakings
Shares in subsidiary undertakings are stated at cost, less amounts written off for any impairment in value.

(j) QUEST
The investment in the shares subscribed for by the Group’s Qualifying Employee Share Trust (“QUEST”) is recorded at nil value.

(k) Leases
Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the lease term. Amounts payable in respect of turnover leases are recognised in the period to which the turnover relates.

Assets held under finance leases, which are leases where substantially all the risks and rewards of the asset have passed to the Group, are capitalised in the balance sheet and depreciated over their estimated useful lives. Future instalments under such leases, net of finance charges, are included within creditors. Rental payments are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future instalments.

Signet Group plc   59

Back to Contents

Notes to the accounts (continued)

(l) Deferred taxation
Deferred taxation is provided on a full provision basis, without discounting, on all timing differences which have arisen but not reversed at the balance sheet date. Except where otherwise required by UK Accounting Standards no timing differences are recognised in respect of:

(a)	property revaluation surpluses where there is no commitment to sell the asset;

(b)	gains on sale of assets where those assets have been rolled over into replacement assets; and

(c)	additional tax which would arise if profits of overseas subsidiaries were distributed.

(m) Pension schemes
The Group operates a defined benefit pension scheme in the UK, covering one of the executive directors and all participating eligible employees, which provides benefits based on members’ salaries at retirement. The assets are held by the trustees of the scheme and are completely separate from those of the Group. The expected cost of the Group’s defined benefit scheme is charged to the profit and loss account so as to spread the cost of pensions over the remaining service lives of employees in the scheme. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of independent qualified actuaries. Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives are provided through the Signet Group Funded Unapproved Retirement Benefits Scheme. Cash contributions under the Group’s US defined contribution 401(k) Retirement Savings Plan are expensed in the profit and loss account as incurred.

Differences between the amounts charged in the profit and loss account and payments to pension plans are treated as assets or liabilities. Deferred tax is accounted for on those assets and liabilities.

(n) Net interest payable and similar charges
Premiums paid in respect of the establishment and maintenance of borrowing facilities or purchased interest rate protection agreements are amortised to interest payable and similar charges over the term of the relevant agreement. All such interest rate protection agreements must be related to an asset or liability and must change the character of the interest rate by converting a variable rate to a fixed rate, or vice versa, to qualify for accrual accounting. In addition the term and notional amount of the swap, cap or floor must not exceed the term and principal amount of the debt or asset. Amounts payable or receivable under such agreements are accrued within net interest payable and similar charges in the profit and loss account and recorded as current assets or liabilities on the balance sheet. If the agreements are terminated early, the gain or loss is spread over the shorter of the remaining term of the original investment or the remaining term of the related debt.

(o) Liquid resources
Liquid resources comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

60   Signet Group plc

Back to Contents

2 Segment information

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.The Group is managed as two operating segments, being the US and UK divisions.

	2003	2002	2001

	£m	£m	£m

Sales by origin and destination:
UK	473.6	452.1	409.2
US	1,134.4	1,126.0	978.1

	1,608.0	1,578.1	1,387.3

Operating profit:
UK – Trading	67.0	60.7	50.0
UK – Group central costs(1)	(6.0)	(5.1)	(3.5)

	61.0	55.6	46.5
US	155.2	145.1	132.2

	216.2	200.7	178.7

Depreciation and amortisation:
UK	12.5	10.4	10.8
US	25.3	24.3	19.8

	37.8	34.7	30.6

Net interest payable/(receivable) and similar charges:
UK	1.3	3.9	(0.9)
US	15.2	14.0	16.8

	16.5	17.9	15.9

Additions to tangible fixed assets:
UK	16.4	18.8	9.7
US	33.1	41.0	46.5

	49.5	59.8	56.2

Tangible fixed assets:
UK	70.5	67.6	57.4
US	135.0	146.5	125.5

	205.5	214.1	182.9

Total assets(2):
UK	394.4	343.2	295.1
US	819.4	897.8	838.2

	1,213.8	1,241.0	1,133.3

Net assets(3)(4):
UK	144.3	136.1	125.0
US	692.3	745.3	669.5
Net debt	(140.1)	(201.7)	(229.1)

	696.5	679.7	565.4

Notes
(1)	Group central costs include a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property (2002: £nil, 2001: £1.4 million property profit).
(2)	Total assets includes fixed and current assets but excludes current liabilities or debt.
(3)	Net debt has been excluded from the two operating segments.
(4)	As restated for 2001 (see note 17).

Signet Group plc   61

Back to Contents

Notes to the accounts (continued)

The business is managed by the divisional executive committees in the UK and the US which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board.

3 Net interest payable and similar charges
	2003	2002	2001

	£m	£m	£m

Interest on bank loans and overdrafts	4.7	7.7	6.5
Interest expense of US securitisation facility	9.0	5.9	9.1
Interest on loan notes	2.5	3.0	2.6
Facilities fees and related costs	1.4	2.8	1.4

	17.6	19.4	19.6
Interest receivable	(1.1)	(1.5)	(3.7)

	16.5	17.9	15.9

4 Profit on ordinary activities before taxation
	2003	2002	2001

	£m	£m	£m

Profit on ordinary activities before taxation is stated after charging:
Depreciation – owned assets	34.8	30.5	27.1
Depreciation – assets held under finance leases	1.8	2.9	2.9
Goodwill amortisation	1.2	1.3	0.6
Fees payable to KPMG Audit Plc and their associates:
Audit fees	0.4	0.4	0.4
Audit-related fees(1)	0.1	0.1	0.1
Fees for other services(2)	0.3	0.2	0.1
Advertising	69.4	70.1	59.9
Operating lease rentals – plant, machinery and vehicles	2.1	2.2	3.0
Operating lease rentals – property	135.5	130.6	117.8

(1)	Audit-related fees were for work carried out in respect of the quarterly reviews and Christmas trading review.
(2)	Fees for other services were primarily for tax advice.

5 Foreign currency translation
	2003	2002	2001

The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:
Profit and loss (average rate)	1.53	1.44	1.49
Balance sheet (year end rate)	1.64	1.42	1.46

The effect of translation on foreign currency borrowings less deposits in the period was to decrease the Group’s net borrowings by £27.9 million (2002: £5.3 million increase, 2001: £18.3 million increase).The net effect of exchange rate movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a loss of £79.8 million (2002: £15.1 million gain, 2001: £31.8 million gain).This amount has been taken to reserves in accordance with SSAP 20.

62   Signet Group plc

Back to Contents

6 Directors and employees
	2003	2002	2001

	£m	£m	£m

Directors’ emoluments	2.6	2.6	3.0
LTIP(1)– cash	0.4	0.5	0.5
– share options (at market value)	0.6	–	–
Contributions to pension scheme	0.2	0.2	0.3

(1)	For 2003, 50% of the amounts due under the 2000 LTIP is payable in cash and the other 50% consists of a grant of an option to acquire shares in the Company. The market value of those options has been calculated using the share price as at 26 March 2003.

Details of directors’ emoluments are shown in the Board report on remuneration on page 45.

The aggregate emoluments (excluding amounts due under the 2000 LTIP) of the highest paid director,Terry Burman, as US Chief Executive and as Group Chief Executive were £1,217,000 (2002: £1,055,000; 2001: £1,285,000). The amounts due to him under the 2000 LTIP were £594,000 (2002: £520,000; 2001: £470,000). For 2003, 50% of the amount due under the 2000 LTIP is payable in cash (£256,000) and the other 50% consists of the grant of an option to acquire shares in the Company (market value at 26 March 2003: £338,000). For 2002 and 2001, the amounts were paid wholly in cash. Additionally, pension contributions of £147,000 (2002: £146,000; 2001: £107,000) were made to money purchase schemes on his behalf. The gain made by him on the exercise of options in the Group was £4,364 (2002: £2,132,038; 2001: £9,597).

	2003	2002	2001

	Number of persons	Number of persons	Number of persons

Retirement benefits are accruing to the following numbers of directors under:
Money purchase schemes	1	1	2
Defined benefit schemes	1	2	2

The average number of full-time equivalent persons employed
(including directors) during the period, analysed by category and division, was:
Total Group:
Management	512	495	463
Administration	1,296	1,243	1,168
Distribution and sales staff	12,352	11,787	10,889

	14,160	13,525	12,520

UK:
Management	377	363	342
Administration	240	220	228
Distribution and sales staff	4,129	4,023	3,944

	4,746	4,606	4,514

US:
Management	135	132	121
Administration	1,056	1,023	940
Distribution and sales staff	8,223	7,764	6,945

	9,414	8,919	8,006

	£m	£m	£m

The aggregate Group payroll cost was as follows:
Wages and salaries	282.5	278.3	246.1
Social security costs	22.1	22.5	19.4
Pension costs	2.0	1.6	1.3

	306.6	302.4	266.8

Signet Group plc   63

Back to Contents

Notes to the accounts (continued)
Notes to the accounts (continued)
7 Taxation
	2003	2002	2001

	£m	£m	£m

Profit on ordinary activities before taxation:
UK	59.7	51.7	47.4
US	140.0	131.1	115.4

	199.7	182.8	162.8

	2003	2002	2001

	£m	£m	£m

Taxes on profit:
UK corporation tax payable	22.6	19.5	8.8
US taxes	55.6	36.7	46.7
Deferred taxation:
UK	(0.7)	0.3	1.0
US	(6.7)	6.6	(4.4)

	70.8	63.1	52.1

	2003	2002	2001

	£m	£m	£m

Sources of deferred taxation are as follows:
Accelerated capital allowance	0.1	0.2	0.3
Other timing differences	(7.5)	6.7	(3.7)

	(7.4)	6.9	(3.4)

The differences between the standard rate of corporation tax in the UK and the current and effective tax rates for the Group are explained below:

	2003	2002	2001

	%	%	%

UK statutory tax rates	30.0	30.0	30.0
Expenditure permanently disallowable for tax purposes, net of
permanent undercharges	0.8	–	(0.2)
Differences between UK and US (including state) standard tax rates	4.9	5.6	5.6
Over provision in respect of previous periods	(0.2)	(1.1)	(3.4)
Differences between capital allowances and depreciation	(0.1)	(0.1)	(0.2)
Other timing differences	3.8	(3.7)	2.3

Current tax rate	39.2	30.7	34.1
Deferred tax rate	(3.7)	3.8	(2.1)

Effective tax rates in accounts	35.5	34.5	32.0

The effective tax rate for the Group is higher than the UK statutory tax rate due to the significant proportion of the Group’s business which is conducted in the US where the combined federal and state tax rate approaches 40%. The Group’s future effective tax rate is also dependent on the movement in foreign exchange translation rates. It is anticipated that the effective tax rate for the Group in 2003/04 will remain at approximately the same level as in 2002/03.

64   Signet Group plc

Back to Contents

8 Dividends
	2003	2002	2001

	£m	£m	£m

Interim dividend paid of 0.310p per share (2002: 0.289p; 2001: 0.275p)	5.3	5.0	4.6
Final dividend proposed of 1.80p per share (2002: 1.50p; 2001: 1.35p)	30.8	25.5	22.8

	36.1	30.5	27.4

The interim dividend was paid on 8 November 2002. Subject to shareholder approval, the proposed final dividend is to be paid on 14 July 2003 to those shareholders on the register of members at close of business on 6 June 2003.

Signet Group QUEST Limited, the trustee of the Signet Group Qualifying Employee Share Ownership Trust, has waived its right to participate in any dividends declared by the Company in respect of shares held by it in the Company. The interim dividend paid on 8 November 2002 was not paid in respect of the 17,280 shares then held by the trustee, nor will the final dividend or any future dividend be paid in respect of any shares held by it unless the Company shall have directed the trustee to accept any particular dividend.

9 Earnings per share
	2003	2002	2001

	£m	£m	£m

Profit for the financial period	128.9	119.7	110.7

	2003	2002	2001

Basic weighted average number of shares in issue (million)	1,710.7	1,690.2	1,676.8
Dilutive effect of share options (million)	16.4	12.5	13.9

Diluted weighted average number of shares (million)	1,727.1	1,702.7	1,690.7

Earnings per share – basic	7.5p	7.1p	6.6p	p
– diluted	7.5p	7.0p	6.5p

The basic weighted average number of shares in issue excludes those shares held in the QUEST (see note 20).

Signet Group plc   65

Back to Contents

Notes to the accounts (continued)

10 Intangible fixed assets
Purchased goodwill

£m

Cost:
At 2 February 2002	26.1
Translation differences	(3.5)

At 1 February 2003	22.6

Amortisation:
At 2 February 2002	1.9
Charged in period	1.2
Translation differences	(0.3)

At 1 February 2003	2.8

Net book value:

At 1 February 2003	19.8

At 2 February 2002	24.2

The purchased goodwill above arose on the acquisition of Marks & Morgan on 31 July 2000 and will be amortised over 20 years. Consequently the amortisation expense is expected to be £1.2 million for each of the next five financial years to 2007/8. An impairment review was performed at 1 February 2003, concluding that the carrying value of £19.8 million does not require an impairment adjustment.

11 Tangible fixed assets
	Land and buildings

	Freehold	Long leasehold	Short leasehold	Plant, machinery and vehicles	Shopfronts, fixtures and fittings	Total

	£m	£m	£m	£m	£m	£m

Cost or valuation:
At 2 February 2002	17.9	2.4	129.6	56.7	235.5	442.1
Additions	–	–	12.3	6.8	30.4	49.5
Disposals	(0.5)	–	(2.0)	(0.1)	(3.3)	(5.9)
Transfers	0.5	(0.5)	–	–	–	–
Translation differences	(0.3)	–	(17.2)	(5.9)	(21.8)	(45.2)

At 1 February 2003	17.6	1.9	122.7	57.5	240.8	440.5

Depreciation:
At 2 February 2002	1.4	–	64.2	38.9	123.5	228.0
Charged in period	0.1	–	9.2	6.4	20.9	36.6
Disposals	–	–	(1.7)	(0.3)	(2.6)	(4.6)
Translation differences	–	–	(8.8)	(4.5)	(11.7)	(25.0)

At 1 February 2003	1.5	–	62.9	40.5	130.1	235.0

Net book value:

At 1 February 2003	16.1	1.9	59.8	17.0	110.7	205.5

At 2 February 2002	16.5	2.4	65.4	17.8	112.0	214.1

66   Signet Group plc

Back to Contents

Cost or valuation All fixed assets are stated at cost and all UK freehold and long leasehold properties are stated on the basis of their latest professional valuation. An external valuation was undertaken by NAI Gooch Webster, Chartered Surveyors, at 2 February 2002.The valuation was in accordance with the Royal Institute of Chartered Surveyors’ Appraisal and Valuation Manual. Of these properties, a total of 14 were valued on an existing use basis and are stated at net realisable value, and one was valued on an open market basis and is stated on that basis.

Freehold properties in the consolidated balance sheet include £7.5 million of depreciable assets (2002: £7.6 million). The net book value of shopfronts, fixtures and fittings held under finance leases is £8.3 million (2002: £11.6 million).

	2003	2002

	£m	£m

Freehold and long leasehold land and buildings are stated at:
Cost	1.6	1.9
Valuation	17.9	18.4

	19.5	20.3

The net book value of freehold and long leasehold land and buildings on an historical cost basis would be:
Cost	26.2	27.0
Depreciation	(7.5)	(7.2)

	18.7	19.8

12 Stocks
Stocks constitute goods held for resale.

Subsidiary undertakings held £74.4 million of consignment stocks at 1 February 2003 (2002: £96.1 million) which is not recorded on the balance sheet.The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the stocks to the relevant suppliers without financial or commercial penalties and the supplier can vary stock prices.

Stock provisions 52/53 weeks ended	Balance at beginning of period	Acquisition of subsidiary undertaking	Charged to profit	Utilised	Balance at end of period

	£m	£m	£m	£m	£m

27 January 2001	11.9	1.1	17.1	(19.1)	11.0
2 February 2002	11.0	–	20.4	(23.5)	7.9
1 February 2003	7.9	–	19.5	(21.3)	6.1

13 Debtors
	2003	2002

	£m	£m

Trade debtors (net of allowances):
– US receivables programme	299.2	327.0
– Other	8.3	7.4

	307.5	334.4
Other debtors	22.5	20.1
Corporation tax recoverable	0.2	–
Prepayments and accrued income	10.5	7.1

Debtors recoverable within one year	340.7	361.6
Debtors recoverable after more than one year – Pension fund prepayment	19.1	19.1

	359.8	380.7

Signet Group plc   67

Back to Contents

Notes to the accounts (continued)

Allowances for doubtful debts
52/53 weeks ended	Balance at beginning of period	Acquisition of subsidiary undertaking	Charged to profit	Utilised	Balance at end of period

	£m	£m	£m	£m	£m

27 January 2001	16.4	4.3	41.6	(35.3)	27.0
2 February 2002	27.0	–	45.7	(46.4)	26.3
1 February 2003	26.3	–	39.1	(44.1)	21.3

14 Cash at bank and in hand
	2003	2002

	£m	£m

Bank deposits	88.6	65.9
Other cash	0.6	0.6

	89.2	66.5

15 Creditors: amounts falling due within one year
	2003	2002

	£m	£m

Bank overdrafts	42.9	38.8
Loan notes	9.1	10.6
Obligations under finance leases	3.3	3.5
Trade creditors	58.7	84.0
Corporation tax	58.8	41.4
Social security and PAYE	1.5	1.3
Other taxes	21.8	21.4
Other creditors	6.7	3.7
Accruals and deferred income	91.3	90.2
Proposed dividend	30.8	25.6

	324.9	320.5

The weighted average interest rate on short-term borrowings at 1 February 2003 was 3.48% (2 February 2002: 5.28%).

16 Creditors: amounts falling due after more than one year
	2003	2002

	£m	£m

Loan notes falling due between one and two years	9.1	10.6
Loan notes falling due between two and five years	9.2	21.1
Bank loans falling due between two and five years	153.1	176.8
Obligations under finance leases falling due between one and two years	2.6	3.7
Obligations under finance leases falling due between two and five years	–	3.1
Other creditors	10.4	9.3

	184.4	224.6

68   Signet Group plc

Back to Contents

In August 2001 the Group entered into an unsecured $410 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate at a maximum margin of 0.85% above LIBOR. From commencement, the applicable margin has been 0.65% above LIBOR. At 1 February 2003 the amount outstanding under this facility was $nil.

Commitment fees are paid on the undrawn portion of this credit facility at a rate of 50.0% of the applicable margin.

The principal financial covenants on this facility are as follows:

•	The ratio of Consolidated Net Debt to Consolidated EBITDA shall not exceed 3:1;
•	Consolidated Net Worth (total net assets) must not fall below £400 million; and
•	The ratio of Consolidated EBITARR (Earnings Before Interest,Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

In July 1998 the Group entered into a $60 million seven year unsecured note issue with a fixed interest rate of 7.25%. This note issue is repayable in four equal annual instalments of $15 million, commencing in July 2002. At 1 February 2003 the amount outstanding under this note issue was $45 million.

The principal financial covenants on this note issue are as follows:

•	Gearing (net debt, excluding the US receivables funding, expressed as a percentage of total exceed 60.0%;
•	Consolidated net worth (total net assets) must not fall below £300 million; and
•	Interest cover must not fall below three times.

In the US, in November 2001, the Company refinanced its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates.The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio.The revolving period of the securitisation ends in December 2005, with a final expected principal payment date in November 2006.This securitisation replaced a previous securitisation facility of $191.5 million, which commenced repayment in December 2000 and was fully repaid in September 2001.The aggregate outstanding principal amount of the certificates amounted to $251 million at 1 February 2003 (2 February 2002: $251 million).

Also in the US, in January 2002, the Group entered into a $70 million Conduit securitisation facility (“Conduit”). Under this securitisation, interests in the US receivables portfolio held by a trust are sold to Sheffield Receivables Corporation (a US subsidiary of Barclays Capital Inc.) in the form of an unsecured revolving variable rate certificate.The Conduit bears a margin of 0.375% above the cost of funds paid by Sheffield Receivables Corporation. Commitment fees are paid on the undrawn portion of this credit facility at a rate of 0.20%. At 1 February 2003 the amount outstanding under the Conduit was $nil (2 February 2002: $nil).

Signet Group plc   69

Back to Contents

Notes to the accounts (continued)

Undrawn committed borrowing facilities
	2003	2002

	£m	£m

Expiring within one year	42.7	49.3
Expiring between two and five years	250.0	288.7

	292.7	338.0

In October 1999 the Group completed a sale and leaseback agreement in the US.This agreement has been treated as a finance lease in accordance with SSAP 21.The nominal interest rate is 8.44% per annum.

At 1 February 2003 the interest payable on at least 75% of US dollar borrowings was fixed by Fixed Interest Rate Agreements (see note 26).

17 Prior year adjustment
Prior to 2001/02 it was the Group’s policy, in compliance with SSAP 15, to provide for deferred taxation where there was a reasonable probability that a liability would become payable in the foreseeable future. FRS 19 – ‘Deferred Tax’, which the Group adopted in 2001/02, requires that a deferred tax liability should be provided or an asset recognised in respect of all timing differences, regardless of whether it is considered that there is a reasonable probability that such timing differences will reverse.

The impact of the adoption of FRS 19 led to an additional provision for deferred taxation of £6.2 million, which was accounted for as a prior year adjustment charged directly to shareholders’ funds.There was no material effect on the profit and loss account for the period ended 2 February 2002 or the preceding years.

18 Deferred taxation
	1 February 2003			2 February 2002

	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total

	£m	£m	£m	£m	£m	£m

Accelerated capital allowances	0.7	–	0.7	0.8	–	0.8
Other timing differences	18.0	(19.2)	(1.2)	17.3	(27.3)	(10.0)
UK property related	1.8	–	1.8	1.8	–	1.8
Value of UK capital losses
carried forward	16.3	–	16.3	16.4	–	16.4

Total deferred tax asset/(liability)	36.8	(19.2)	17.6	36.3	(27.3)	9.0
Valuation allowance	(18.1)	–	(18.1)	(18.2)	–	(18.2)

Deferred tax (liability)/asset	18.7	(19.2)	(0.5)	18.1	(27.3)	(9.2)

UK			(3.7)			(5.7)
US			3.2			(3.5)

Deferred tax liability			(0.5)			(9.2)

The difference on translation in respect of deferred tax posted directly to reserves in the period ended 1 February 2003 was £nil (2002: £nil).

Movement in deferred tax liability:	Total

£m

At 2 February 2002	(9.2)
Transfers	1.3
Release in the period to the profit and loss account	7.4

At 1 February 2003	(0.5)

70 Signet Group plc

Back to Contents

19 Other provisions
Total

£m

At 2 February 2002	7.0
Charges for the period in the profit and loss account	1.4
Utilisation	(0.9)

At 1 February 2003	7.5

The provision is for onerous leases and includes the discounted cash flows of future net obligations in respect of vacant and partially vacant properties and the rental shortfall on properties which are sublet at below the current rent.

20 Share capital
	2003	2002

	£m	£m

Authorised:
5,929,874,019 Ordinary shares of 0.5p each (2002: 5,929,874,019)	29.6	29.6
Class A Dollar deferred shares of $0.01 each (2003: nil; 2002: 12,320,739)	–	0.1
Class B Dollar deferred shares of $1 each (2003: nil; 2002: 2,500)	–	–

	29.6	29.7

Following the adoption of new articles of association by shareholders on 13 June 2002 the Company only has authorised ordinary shares of 0.5p each.

	Number	£m

Allotted, called up and fully paid:
Ordinary shares of 0.5p each
At 2 February 2002	1,706,007,484	8.5
Shares issued to QUEST	1,688,035	–
Shares issued to ESOT	1,850,403	–
Other share options exercised	4,222,474	0.1

At 1 February 2003 total allotted, called up and fully paid (2002: £8.6 million)	1,713,768,396	8.6

The consideration received in respect of the 7.8 million shares issued during the year was £4.3 million (2002: £8.9 million).

On 22 April 2002 each of the 12,320,739 Class A Dollar deferred shares of $0.01 each and 2,500 Class B Dollar deferred shares of $1 each (the “deferred shares”) in issue were redeemed by the Company. All the authorised but unissued deferred shares were cancelled by a special resolution passed on 13 June 2002 and the amount of that part of the Company’s share capital which was denominated in dollars was diminished accordingly and extinguished.

The trustee of the QUEST, Signet Group QUEST Limited (a subsidiary of the Company), held 395,528 shares at 2 February 2002. In the year ended 1 February 2003 the trustee subscribed in cash for 313,046 shares at 99.25p per share on 20 February 2002 and for 1,374,989 shares at 82.5p per share on 10 January 2003.These subscription prices were the market prices respectively on 31 January and 9 January 2003, the last business days before the dates on which the respective terms of issue were fixed.These shares were all subscribed for in order to provide shares to satisfy the exercise of options under the Group’s savings related share option scheme for UK employees. In aggregate the subscription monies amounted to £1,445,064. In the year ended 1 February 2003 the trustee transferred 1,660,908 shares to holders of savings related options pursuant to the exercise of such options.The trustee held 110,857 shares at 1 February 2003 and 125,930 shares at 26 March 2003.The aggregate market value of the shares at 1 February 2003 was £0.08 million (2 February 2002: £0.4 million).The investment in these shares is recorded as £nil in the Company’s accounts.

Signet Group plc   71

Back to Contents

Notes to the accounts (continued)

The trustee of the ESOT, Mourant & Co.Trustees Limited, did not hold any shares at 2 February 2002. In the year ended 1 February 2003 the trustee subscribed in cash for a total of 1,850,403 shares at an average price of 118.85p per share. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed and varied between 101.5p and 132.25p per share.These shares were all subscribed for in order to provide shares to satisfy the exercise of executive share options granted to UK employees. At 1 February 2003 and 26 March 2003 the trustee did not hold any shares.

On various dates during the year ended 1 February 2003 a total of 4,222,474 shares were subscribed for in cash by holders of options, at prices between 21.25p and 57.00p per share. The subscription prices were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between 68.25p and 113.25p and in aggregate the subscription monies amounted to £2,140,502. Details of options in respect of shares are shown in note 27 on page 80.

21 Reserves
	Share premium account	Revaluation reserve	Special reserves	Profit and loss account

	£m	£m	£m	£m

At 2 February 2002	48.3	3.0	38.3	581.5
Retained profit attributable to equity shareholders	–	–	–	92.8
Shares issued to QUEST/ESOT	1.9	–	–	(1.9)
Exercise of share options	3.7	–	–	–
Redemption of deferred share capital	–	–	–	0.1
Transfer on disposal of fixed assets	–	0.1	–	(0.1)
Translation differences (net of £0.7 million tax credit)	–	–	63.4	(143.2)

At 1 February 2003	53.9	3.1	101.7	529.2

The revaluation reserve represents the unrealised surplus arising from revaluing freehold and long leasehold properties.

Exchange gains of £1.7 million (2002: £1.1 million losses) on foreign currency loans have been offset in reserves against exchange movements on the net investment in overseas subsidiary undertakings.

Following the 1997 capital reduction, the holding company, Signet Group plc, is permitted to make distributions (including dividends, share buy-backs and other transactions classed as distributions) out of profits earned after 2 August 1997, the end of its 1997/98 half year.The undertakings given to the High Court at the time of the capital reduction included the requirement that the Company transfer to a new special reserve any dividend paid by a subsidiary from profits earned prior to that date.The new special reserve is, for as long as the Company is a public company, treated as a non-distributable reserve for the purposes of section 264 of the Companies Act 1985.

In accordance with undertakings given by the Company to the High Court in connection with previous reductions of share premium account, an earlier special reserve is available to write-off existing goodwill resulting from acquisitions and otherwise only for purposes permitted in the case of the share premium account. Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less net unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus).

At 1 February 2003, after taking into account the recommended final dividend of 1.80p per share, the holding company had distributable reserves of £30.9 million (2 February 2002: £29.7 million).There are additional potentially distributable reserves held in subsidiary companies.

72   Signet Group plc

Back to Contents

Exchange differences arising on the retranslation of purchased goodwill have been written off against the profit and loss account reserve.This amount has been transferred to the special reserve where the initial purchased goodwill had previously been eliminated. Cumulative goodwill write-offs at underlying foreign currency amounts included in the special reserve amount to £610.3 million (2 February 2002: £673.7 million).

The Group’s total recognised gains and losses differ from the net profit for the period (as set out in the Group profit and loss account) in respect of foreign currency translation adjustments amounting to an aggregate loss of £79.8 million for the period ended 1 February 2003 (2002: gain of £15.1 million; 2001: gain of £31.8 million).The foreign currency translation adjustments are set out in the statement of total recognised gains and losses.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are set out in the table below:

	2003	2002	2001

	£m	£m	£m

Balance at end of previous period	28.0	12.9	(18.9)
Movement in period	(79.8)	15.1	31.8

Balance at end of period	(51.8)	28.0	12.9

The cumulative adjustments to property valuations are £6.9 million (2002: £6.9 million; 2001: £4.8 million).The tax effect of the cumulative adjustments to property valuations is £nil.

22 Pension schemes
The Group operates one defined benefit pension scheme in the UK for all eligible employees who meet minimum age and service requirements, the Signet Group Pension Scheme (the ‘Group Scheme’).The assets of the Group Scheme, which is a funded scheme, are held in a separate trustee administered fund which is independently managed.The trustees of the Group Scheme during the year were Walker Boyd, John Gillum, John Hartwright and The Law Debenture Pension Trust Corporation p.l.c. (independent trustee). Contributions to the Group Scheme, which are assessed in accordance with the advice of independent qualified actuaries primarily using the projected unit method of valuation, are charged to the consolidated profit and loss account so as to spread the cost of pensions over participating employees’ working lives with the Group. Where appropriate, supplementary pension and life assurance for UK directors and senior executives is provided through the Signet Group Funded Unapproved Retirement Benefits Scheme.

In the US the Group sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements.The assets of this plan are held in a separate trust managed by KeyBank and under it, the Group matches 25% of up to the first 6% of employee elective salary deferrals.The Group has also established, in the US, an unfunded, unqualified deferred compensation plan which permits certain management employees to elect annually to defer all or a portion of their remuneration and earn a guaranteed interest rate on the deferred amounts. The plan also provides for a Group matching contribution based on each participant’s annual remuneration deferral. In connection with this plan, the Group has invested in trust owned life insurance policies.

The most recent actuarial investigation of the Group Scheme was at 5 April 2002 and its results form the basis of the SSAP 24 accounting in 2002/03 in relation to the Group Scheme.The principal actuarial assumptions adopted in the investigation were that the investment returns before and after retirement would be 6.2% per annum and 5.2% per annum respectively, that the increases in pensionable earnings would be 4.25% per annum and that the increases in present and future pensions in payment for the majority of members would be 2.75% per annum. The market value of the Group Scheme’s assets was sufficient to cover 125% of the benefits that had accrued to members at the valuation date, after allowing for expected future increases in earnings and pensions.The market value of the Group Scheme’s assets at 5 April 2002 was £110.0 million.

Signet Group plc   73

Back to Contents

Notes to the accounts (continued)

In accordance with SSAP 24, previous valuation surpluses arising from the Group Scheme have been included in the consolidated balance sheet as a prepayment and amortised to the consolidated profit and loss account. At 1 February 2003 the resulting prepayment amounted to £19.1 million (2 February 2002: £19.1 million).

	2003	2002	2001

	£m	£m	£m

The Group pension cost for the period comprises:
Normal UK cost under SSAP 24	(2.5)	(2.2)	(0.7)
Spreading of additional surplus	1.5	1.2	(0.3)
Interest on UK surpluses	1.0	1.0	1.0
US retirement savings plan	(1.9)	(1.6)	(1.2)

	(1.9)	(1.6)	(1.2)

FRS 17 disclosure
The pension cost figures used in these accounts comply with the current pension cost accounting standard SSAP 24. A new pension cost accounting standard, FRS 17 – ‘Retirement Benefits’, has to be implemented in full by 2005. However, under transitional arrangements of FRS 17 the Group is required to disclose the following information about the Group Scheme and the figures that would have been shown under FRS 17 in the current balance sheet.

The Group operates a defined benefit scheme in the UK. A full actuarial valuation was carried out at 5 April 2000 and updated to 1 February 2003 by a qualified independent actuary. The financial assumptions used by the actuary to calculate the Group Scheme liabilities were:

	2003	2002

Rate of increase in salaries	3.9%	3.9%
Rate of increase in deferred pensions during deferment	2.4%	2.4%
Rate of increase in pensions in payment(1)	2.4%	2.4%
Discount rate	5.4%	5.6%
Inflation assumption	2.4%	2.4%

(1) for the majority of members

The assets in the Group Scheme and the expected rates of return (net of administration expenses) were:

	Long-term rate of return expected 2003	Value at 2003	Long-term rate of return expected 2002	Value at 2002

	%	£m	%	£m

Equities and property	7.1	65.4	7.3	85.3
Bonds	4.5	15.3	4.7	17.4
Cash	3.6	1.5	3.8	5.4

Total market value of assets		82.2		108.1
Present value of Group Scheme liabilities		(88.9)		(83.2)

(Deficit)/surplus in the Group Scheme		(6.7)		24.9
Related deferred tax asset/(liability)		2.0		(7.5)

Net pension (liability)/asset		(4.7)		17.4

74   Signet Group plc

Back to Contents

If the above pension (liability)/asset was recognised in the financial statements, the Group’s net assets and profit and loss reserve would be as follows:

	2003	2002

	£m	£m

Net assets excluding pension (liability)/asset(1)	683.1	666.3
Pension (liability)/asset	(4.7)	17.4

Net assets including pension (liability)/asset	678.4	683.7

(1)  excludes existing SSAP 24 pension fund prepayment of £19.1 million (2002: £19.1 million), and the related deferred tax liability of £5.7 million (2002 £5.7 million).

	2003	2002

	£m	£m

Profit and loss reserve excluding pension (liability)/asset(1)	529.2	568.1
Pension (liability)/asset	(4.7)	17.4

Profit and loss reserve	524.5	585.5

(1)  excludes existing SSAP 24 pension fund prepayment of £19.1 million (2002: £19.1 million), and the related deferred tax liability of £5.7 million (2002: £5.7 million).

Analysis of pension costs charged to operating profit
2003

£m

Current service cost	2.3
Past service cost	–

Total operating charge	2.3

Analysis of amounts included in net interest payable and similar charges
2003

£m

Expected return on Group Scheme assets	7.1
Interest on Group Scheme liabilities	(4.6)

Net return	2.5

Analysis of amount recognised in the statement of total recognised gains and losses (STRGL)
2003

£m

Actual return less expected return on Group Scheme assets	(29.0)
Experience gains and losses arising on Group Scheme liabilities	–
Changes in assumptions	(2.8)

Actuarial loss recognised in STRGL	(31.8)

Signet Group plc   75

Back to Contents

Notes to the accounts (continued)
Notes to the accounts (continued)
The movement in the surplus/(deficit) during the year was as follows:
2003

£m

Surplus in Group Scheme at beginning of year	24.9
Current service cost	(2.3)
Contributions paid	–
Past service cost	–
Interest cost	2.5
Actuarial loss	(31.8)

Deficit in the Group Scheme at end of year	(6.7)

History of experience gains and losses
2003

Difference between expected and actual return on Group Scheme assets (£ million)	(29.0)
Percentage of Group Scheme assets	–35%
Experience gains and losses on Group Scheme liabilities (£ million)	nil
Percentage of Group Scheme liabilities	nil
Total amount recognised in statement of total recognised gains and losses (£ million)	(31.8)
Percentage of Group Scheme liabilities	–36% )

The Company did not contribute to the Group Scheme during the year.The Company’s contributions will be assessed at the actuarial valuation as at 5 April 2003.

23 Commitments
The Group occupies certain properties and holds plant, machinery and vehicles under operating leases.The property leases usually include renewal options and escalation clauses and in the US generally provide for contingent rentals based on a percentage of lease defined revenues.

The minimum payments in respect of operating leases for the 52 weeks to 31 January 2004 to which the Group was committed as at 1 February 2003 were as follows:

	Plant, machinery & vehicles	Leasehold premises	Total

	£m	£m	£m

Operating leases which expire:
Within one year	0.2	5.5	5.7
In the second to fifth years	2.0	25.2	27.2
Over five years	–	86.3	86.3

At 1 February 2003	2.2	117.0	119.2

At 2 February 2002	2.3	120.9	123.2

76   Signet Group plc

Back to Contents

The future minimum payments for operating leases having initial or non-cancellable terms in excess of one year are as follows:

£m

Period ending on or about 31 January:
2004	119.2
2005	112.7
2006	106.4
2007	101.6
2008	95.4
Thereafter	564.6

1,099.9

Capital commitments at 1 February 2003 for which no provision has been made in these consolidated accounts were as follows:

	2003	2002

	£m	£m

Contracted	9.8	14.3

24 Contingent liabilities
The Group is not party to any legal proceedings considered to be material to profit, financial position or cash flow including any bankruptcy, receivership or similar proceedings involving the Group or any of its significant subsidiaries. No director, officer or affiliate of the Group or any associate of any such director, officer or affiliate has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

The Group has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligations in respect of these leases, the Group may be liable for those defaults.The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

The Group’s US operation gives its customers the option of purchasing a lifetime service plan on most of the products sold. Such service plans cover the costs of repair, subject to certain terms and conditions. An accrual has been made to cover the cost of future expected claims under plans sold up to the balance sheet date.

25 Notes to the consolidated cash flow statement
(a) Reconciliation of operating profit to operating cash flows
	2003	2002	2001

	£m	£m	£m

Operating profit	216.2	200.7	178.7
Depreciation and amortisation charges	37.8	34.7	30.6
Profit on sale of fixed assets	–	–	(1.4)
Increase in stocks(1)	(44.9)	(30.0)	(81.7)
Increase in debtors(1)	(26.5)	(2.2)	(22.5)
(Decrease)/increase in creditors(1)	(0.9)	(15.1)	29.8
Increase/(decrease) in other provisions(1)	0.5	(0.1)	(1.4)

Net cash inflow from operating activities	182.2	188.0	132.1

(1)    The change in each year is stated after eliminating the impact of foreign exchange translation between opening and closing balance sheet dates.

Signet Group plc   77

Back to Contents

Notes to the accounts (continued)
Notes to the accounts (continued)
(b) Analysis of net debt
	At 2 February 2002	Cash flow	Exchange movement	Other movements	At 1 February 2003

	£m	£m	£m	£m	£m

Cash at bank and in hand	0.6	–	–	–	0.6
Bank overdrafts	(38.8)	(8.3)	4.2	–	(42.9)

	(38.2)	(8.3)	4.2	–	(42.3)

Debt due after more than one year	(215.3)	–	28.9	12.4	(174.0)
Debt due within one year	(14.1)	12.1	2.0	(12.4)	(12.4)
Bank deposits	65.9	29.9	(7.2)	–	88.6

	(163.5)	42.0	23.7	–	(97.8)

Total	(201.7)	33.7	27.9	–	(140.1)

26 Financial instruments
The Group enters into various interest rate protection agreements, particularly interest rate caps and floors, in order to limit the impact of movements in interest rates on its borrowings. It is the policy of the Group to enter into interest rate protection agreements on at least 75% of its forecast US dollar borrowings.The Group does not hold or issue derivative financial instruments for trading purposes. Details of borrowings are shown in note 16 on page 69.

The Group also enters into the forward purchase of foreign currencies, principally the US dollar and the Euro, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases. It is the policy of the Group to ensure that identified foreign currency exposures are hedged to at least the following levels:

100% – for exposures of less than three months;

75%  – for exposures of between three and six months; and

50%  – for exposures of between six and 12 months.

The weighted average interest rate of the fixed rate financial liabilities is 5.79%. The weighted average period for which interest rates on the fixed rate financial liabilities are fixed is 41 months. There are no interest-free financial liabilities.

Fair value of financial instruments

These financial instruments involve varying degrees of off-balance sheet market risk whereby changes in interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument.The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. It is the policy of the Group only to transact such financial instruments with financial institutions rated ‘A’ or higher, to ensure that the potential for credit-related losses is minimised. Concentrations of credit risk exist due to the Group operating customer receivables programmes in the US as part of its trading strategy. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

78   Signet Group plc

Back to Contents

Forward purchases of foreign currencies
The fair value of outstanding forward purchases of foreign currencies was estimated to be a liability of £1,367,000 at 1 February 2003 (2 February 2002: £13,000 asset).The net carrying amount of these forward purchases at 1 February 2003 was £nil (2 February 2002: £nil).

Cash at bank and in hand, and trade accounts payable
The carrying amount is considered to approximate to fair value because of the short maturity of these instruments.

Accounts receivable
Accounts receivable primarily represent credit card receivables.The carrying value of credit card receivables is considered to approximate to fair value because of their short-term nature and the interest rates being used approximating current market origination rates. Other accounts receivables’ carrying amounts are considered to approximate to fair value because of the short maturity of these instruments.

Debt
The fair value of the Group’s debt is considered to approximate to carrying value at 1 February 2003 since the rates associated with the debt at that time are consistent with the facilities agreements entered into in August 2001 and January 2002.The rates in the facilities agreements are deemed to be current market rates.

Currency profile
The Group’s net debt includes the following balances denominated in foreign currency:

	2003	2002

	£m	£m

US dollars – cash	43.4	40.2
US dollars – debt	(219.9)	(234.6)

Interest rate protection agreements
No interest rate protection agreements were in place at 1 February 2003 because more than 75% of the Group’s forecast US dollar borrowings were covered by Fixed Interest Rate Agreements.

At 2 February 2002 the Group was a party to the following interest rate protection agreements:

Aggregate nominal amounts	Type of interest rate protection	Interest rate obtained	Term

$ 6m	Cap	5.00%	Feb 2002 to Mar 2002
$ 35m	Cap	5.00%	Mar 2002 to Apr 2002
$ 59m	Cap	5.00%	Apr 2002 to May 2002
$ 44m	Cap	5.00%	May 2002 to June 2002
$ 54m	Cap	5.00%	June 2002 to July 2002
$ 70m	Cap	5.00%	July 2002 to Aug 2002
$ 74m	Cap	5.00%	Aug 2002 to Sep 2002
$ 84m	Cap	5.00%	Sep 2002 to Oct 2002
$ 111m	Cap	5.00%	Oct 2002 to Nov 2002
$ 135m	Cap	5.00%	Nov 2002 to Dec 2002
$ 10m	Cap	5.00%	Dec 2002 to Jan 2003
$ 41m	Cap	5.00%	Jan 2003 to Feb 2003

Signet Group plc   79

Back to Contents

Notes to the accounts (continued)

27 Share options
At 1 February 2003 options in respect of 43,916,620 shares were outstanding (including 14,211,680 for directors and officers of the Group) under the Company’s executive share option schemes and sharesave schemes as follows:

Date granted	Number of shares	Exercise price per share

October 1997	1,414,814	33.75p
October 1997	689,762	$0.55
April 1998	2,611,332	43.25p
April 1998	3,513,207	$0.72
April 1999	2,864,024	49.75p
April 1999	4,007,201	$0.80
December 1999(1)	310,435	40.00p
December 1999(1)	5,468	40.00p
May 2000	2,605,600	57.00p
May 2000	5,636,057	$0.87
October 2000(1)	92,100	$0.64
November 2000(1)	1,074,723	42.00p
November 2000(1)	4,085	42.00p
May 2001	1,888,520	75.25p
May 2001	3,765,969	$1.08
October 2001	248,000	62.50p
November 2001(1)	816,510	$0.77
November 2001(1)	2,340,420	50.00p
November 2001(1)	12,723	50.00p
April 2002	1,838,923	120.00p
April 2002	4,454,980	$1.72
November 2002(1)	843,270	$1.10
November 2002(1)	2,852,774	67.00p
November 2002(1)	25,723	67.00p

	43,916,620

(1)	The Company has taken advantage of the exception permitted under UITF17 not to take account of the discounts on market price under the sharesave schemes as a charge to the profit and loss account.

The Company’s share option schemes comprise a UK executive share option scheme (the “1993 Scheme”), a savings related share option scheme for the UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”), together the “Sharesave Schemes”. Options granted under the 1993 Scheme are generally only exercisable between three and ten years from the date of grant. Performance conditions were attached to all the executive options granted under the 1993 Scheme. Options granted under the Sharesave Scheme and the Irish Sharesave Scheme are generally only exercisable between 36 and 42 months of the commencement of the relevant savings contract. Options granted under the Employee Stock Savings Plan are generally only exercisable between 24 and 27 months of the grant date.

Executive directors and some senior executives have also been granted awards under the Signet Group plc 2000 Long Term Incentive Plan (“2000 LTIP”).The vesting of these awards and the extent of vesting depends on the achievement of specified performance conditions. On vesting, 50% of an award is to be made in cash and the other 50% by the grant of an option to acquire shares for a nominal amount. In the event of an award vesting the number of shares to be placed under option would be calculated by dividing 50% of the value of the vested award by the middle market share price on the London Stock Exchange on the dealing day prior to the grant of the award. As the final value of an award cannot be calculated until it vests, the number of shares over which options might eventually be granted is at present not known and therefore not shown in the above table.

80   Signet Group plc

Certain provisions of all the share option schemes may be amended by the Board, but certain basic provisions (and in particular most of the limitations on individual participation, the numbers of shares and the percentage of share capital that may be issued thereunder) cannot be altered to the advantage of the participants except with the approval of the shareholders of the Company or in accordance with the adjustment provisions in the schemes.

The following table summarises the status of rights granted under the Company’s share option schemes at 1 February 2003, 2 February 2002 and 27 January 2001, and changes during the years ended on those dates. For the reason explained above the number of shares which might be placed under option under the 2000 LTIP is not known.

	Shares

	2003	2002	2001

	million	million	million

Outstanding at beginning of period (at prices from 21.25p to 75.25p)	43.0	59.9	56.5
Granted at 120.00p, 67.00p, $1.72 and $1.10 (2002: 75.25p, 62.50p, 50.00p, $1.08 and $0.77)	10.4	10.0	11.8
Exercised (including through QUEST and ESOT)	(7.7)	(23.7)	(5.9)
Lapsed or forfeited	(1.8)	(3.2)	(2.5)

	43.9	43.0	59.9

Share Scheme limits
The 1993 Scheme is subject to the following limits on the number of shares that may be issued:

(a)	the maximum number of shares that may be issued pursuant to options granted up to and including 20 September 2003 under the 1993 Scheme and any other executive share option scheme adopted by the Company on or after 10 September 1993 may not exceed 5% of the shares from time to time in issue;
(b)	the maximum number of shares that have been or may be issued pursuant to options granted under the 1993 Scheme in any period of ten years ending at the time of grant of an option, or which have been or may otherwise be issued other than in the pursuance of options granted during that period, under any employee share scheme adopted by the Company may not exceed 10% of the shares from time to time in issue;
(c)	a maximum of 167,996,844 shares (representing 10% of the issued share capital on 13 May 2000) may be issued pursuant to incentive options granted under the US Section of the 1993 Scheme.

In any 10 year period not more than 10% of the issued share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the Sharesave Schemes or any other employee share schemes adopted by the Company.

2000 LTIP limits
The 2000 LTIP operates in conjunction with an employee share ownership trust (“ESOT”) which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of a share award made under the 2000 LTIP. The number of shares which may be issued or issuable under the 2000 LTIP or issued to the ESOT, when aggregated with any shares issued or issuable by the Company in the preceding ten years under any employee share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. Such number of shares which may be issued or issuable under the 2000 LTIP or issued to the ESOT in the preceding ten years, when aggregated with all shares issued or issuable under any other employee share scheme, is limited to 10% of the Company’s issued share capital from time to time.

Signet Group plc   81

Notes to the accounts (continued)

Outstanding options
Certain information concerning options outstanding under the Company’s share option schemes at 1 February 2003 is presented below:

Outstanding options	Number of shares issuable upon exercise	Range of exercise prices per share	Weighted average exercise prices per share	Range of Expiration dates

1993 Scheme	35,538,389	33.75p-120.00p	61.85p	09/2007-4/2012
		$0.55-$1.72		09/2007-4/2012
Sharesave Scheme	6,578,352	40.00p-67.00p	55.59p	6/2003-6/2006
Employee Stock Savings Plan	1,751,880	$0.64-$1.10	$0.92	1/2003-1/2005
Irish Sharesave Scheme	47,999	40.00p-67.00p	57.29p	6/2003-6/2006

Fixed share option schemes
The Company has three fixed option schemes, which are the Sharesave Schemes.

A summary of the status of the Company’s fixed share option schemes at 1 February 2003, 2 February 2002 and 27 January 2001 and changes during the years ended on those dates is presented below:

	1 February 2003		2 February 2002		27 January 2001

Fixed options	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

	million	pence	million	pence	million	pence

Outstanding at beginning of period	8.0	44	12.5	32	12.5	28
Granted	3.8	67	3.5	51	2.6	43
Exercised	(2.6)	36	(6.2)	24	(1.3)	26
Lapsed	–	–	(0.3)	97	–	–
Forfeited	(0.8)	42	(1.5)	33	(1.3)	30

Outstanding at end of period	8.4	56	8.0	44	12.5	32

Options exercisable at end of period	0.4	40	0.6	21	0.5	70

The following table summarises the information about fixed stock options outstanding at 1 February 2003:

Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price

	million	years	pence

1p to 45p	1.5	1.6	41
46p to 70p	6.9	2.6	59

1p to 70p	8.4	2.4	56

82    Signet Group plc

Performance-based share option schemes
In addition to the 2000 LTIP, the Company has one performance-based share option scheme – the 1993 Scheme.

A summary of the status of the Company’s performance based share options at 1 February 2003, 2 February 2002 and 27 January 2001 and changes during the years ended on those dates is presented below:

	1 February 2003		2 February 2002		27 January 2001

Performance-based options	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

	million	pence	million	pence	million	pence

Outstanding at beginning of period	35.0	56	47.4	46	43.9	40
Granted	6.6	110	6.5	75	9.2	59
Exercised	(5.1)	45	(17.5)	39	(4.5)	36
Lapsed	–	–	–	–	–	–
Forfeited	(1.0)	87	(1.4)	54	(1.2)	49

Outstanding at end of period	35.5	62	35.0	56	47.4	46

Options exercisable at end of period	15.1	45	10.2	44	16.1	35

The following table summarises the information about performance-based share options outstanding at 1 February 2003:

Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price

	million	years	pence

1p to 60p	23.3	6.2	47
61p to 120p	12.2	8.8	89

1p to 120p	35.5	7.1	62

Signet Group plc    83

Notes to the accounts (continued)

28 Principal subsidiary undertakings	Share capital issued and fully paid

£m

Retail jewellers
Ernest Jones Limited	70.8
H.Samuel Limited	23.3
Leslie Davis Limited	14.5
Signet Trading Limited	162.1
Sterling Inc (US)	–
Sterling Jewelers Inc (US)	–
Sterling Jewelers LLC (US)	–

Intermediate holding companies
Signet Holdings Limited	656.5
Signet US Holdings, Inc (US)	0.5
Property holding company
Checkbury Limited(1)	16.4

(1)    Holds only Group UK freehold and long leasehold retail and warehouse premises.

All these companies are wholly owned subsidiary undertakings and are included in the consolidation.
The information given in this note is only with respect to such undertakings as are described in section 231(5) of the Companies Act 1985.
Unless otherwise stated, all companies are domiciled in the UK.

29 Related party transactions
There are no related party transactions which require disclosure in these accounts.

84    Signet Group plc

30 Company balance sheet

(a) Profit for the financial period

The profit attributable to shareholders dealt with in the accounts of the Company is £37.3 million (2002: £29.4 million; 2001: £34.7 million).The profit is stated after foreign exchange losses of £1.7 million, net of tax, (2002: £1.1 million gains; 2001: £3.0 million gains) attributable to intra-Group dollar balances.

(b) Tangible fixed assets
	Short leasehold land and buildings	Plant, machinery and vehicles	Shopfront, fixtures and fittings	Total

	£m	£m	£m	£m

Cost:
At 2 February 2002	4.5	14.4	78.3	97.2
Additions	0.3	2.4	13.2	15.9
Disposals	(0.3)	(0.1)	(1.0)	(1.4)

At 1 February 2003	4.5	16.7	90.5	111.7

Depreciation and amortisation:
At 2 February 2002	1.8	7.5	40.1	49.4
Charged in period	0.2	2.8	9.0	12.0
Disposals	(0.2)	(0.1)	(0.7)	(1.0)

At 1 February 2003	1.8	10.2	48.4	60.4

Net book value:

At 1 February 2003	2.7	6.5	42.1	51.3

At 2 February 2002	2.7	6.9	38.2	47.8

(c) Debtors	2003	2002

	£m	£m

Debtors recoverable within one year – amounts owed by subsidiary undertakings	231.7	198.3
Debtors recoverable after more than one year – deferred taxation	1.5	–

Total debtors	233.2	198.3

(d) Cash at bank and in hand
	2003	2002

	£m	£m

Bank deposits	45.0	9.2

Signet Group plc    85

Back to Contents

(e) Creditors: amounts falling due within one year
	2003	2002

	£m	£m

Bank overdrafts	11.6	2.3
Loan notes	9.1	10.6
Amounts owed to subsidiary undertakings	401.1	337.9
Corporation tax	3.1	3.1
Accruals and deferred income	0.4	1.1
Proposed dividend	30.8	25.6

	456.1	380.6

The number of days’ purchases outstanding at 1 February 2003 was nil.

(f) Creditors: amounts falling due after more than one year
	2003	2002

	£m	£m

Loan notes falling due between one and two years	9.1	10.6
Loan notes falling due between two and five years	9.2	21.1

	18.3	31.7

Details of loan notes are shown in note 16 on page 69.

(g) Reserves
	Share
	premium	Special	Profit and
	account	reserves	loss account

	£m	£m	£m

At 2 February 2002	48.3	565.1	29.7
Retained profit attributable to equity shareholders	–	–	1.1
Shares issued to QUEST/ESOT	1.9	–	–
Exercise of share options	3.7	–	–
Redemption of deferred share capital	–	–	0.1

At 1 February 2003	53.9	565.1	30.9

(h) Commitments

The Company does not occupy any property or hold any plant, machinery and vehicles under operating leases.

Capital commitments at 1 February 2003 for which no provision has been made in these consolidated accounts were as follows:

	2003	2002

	£m	£m

Contracted	1.5	2.8

86 Signet Group plc

Back to Contents

(i) Contingent liabilities

The Company is not party to any legal proceedings considered to be material to its profit, financial position or cash flow, including any bankruptcy, receivership or similar proceedings involving the Company or any of its significant subsidiaries. No director, officer or affiliate of the Company, or any associate of any such director, officer or affiliate has been a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligations in respect of these leases, the Company may be liable for those defaults.The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

(j) Investments

Shares in
subsidiary
undertakings

£m

Cost at 2 February 2002	809.1
Translation difference	(5.7)

Cost at 1 February 2003	803.4

Principal subsidiaries are shown in note 28 on page 84.

Signet Group plc   87

Back to Contents

Summary of differences between UK and US generally accepted accounting principles

The Group’s consolidated accounts are prepared in accordance with generally accepted accounting principles in the United Kingdom (‘‘UK GAAP’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘US GAAP’’). Differences which have a significant effect on the consolidated net profit and shareholders’ funds of the Group are set out below. While this is not a comprehensive summary of all differences between UK and US GAAP, other differences would not have a significant effect on the consolidated net profit or shareholders’ funds of the Group.

In accordance with best practice the differences have been shown as gross of tax with the related taxation shown separately.

Cost of sales
Under UK GAAP, selling costs have been included in cost of sales. Under US GAAP, gross profit is determined before deducting selling costs, as they are not included in cost of sales. Selling costs which have been included under UK GAAP for the 52 weeks ended 27 January 2001 were £323.9 million, for the 53 weeks ended 2 February 2002 were £371.8 million and for the 52 weeks ended 1 February 2003 were £361.5 million.

Goodwill
Under UK GAAP the Group has implemented FRS 10 in respect of acquisitions since 1 February 1998, amortising goodwill by equal annual instalments over its estimated useful life. Pre FRS 10, in the Group’s consolidated accounts prepared under UK GAAP, goodwill arising on the acquisition of a subsidiary was written off against reserves in the consolidated balance sheet in the year in which the acquisition was made.

Under US GAAP, prior to the issue of Statement of Financial Accounting Standards (“SFAS”) 142, such goodwill was capitalised and amortised through the consolidated profit and loss account over its estimated useful life (not to exceed 40 years). SFAS 142, effective for the Group from 3 February 2002, requires that goodwill be tested annually for impairment in lieu of amortisation.

Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired subsidiary, any goodwill previously taken directly to shareholders’ funds is then charged to the profit and loss account as part of profit or loss on disposal or closure. Under US GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortised balance for goodwill.

For the purposes of calculating the effect of capitalising the goodwill on the consolidated balance sheet and its amortisation through the consolidated profit and loss account, a life of 20 years has been assumed. However, the value of the goodwill is reviewed periodically by comparing the undiscounted cash flows from operating activities with the carrying value of goodwill. An additional charge to the consolidated profit and loss account is made where a permanent diminution in net book value is identified.

In the Group’s consolidated balance sheet, goodwill written off on the acquisition of Sterling Jewelers has been calculated based upon consideration valued at $17.00 per share of the US convertible preference shares issued to the shareholders of Sterling Jewelers. Under US GAAP, as the fair value of the consideration received by the shareholders is more clearly evident than the fair value of the consideration given, the former is used for determining fair value.The fair value of the US convertible preference shares for the purposes of US GAAP has been taken as the initial trading price of the convertible shares upon issuance of $11.125.

In the years ended 1 February 2003, 2 February 2002 and

27 January 2001, the goodwill arising on the acquisition of Marks & Morgan has been capitalised in line with UK GAAP and is amortised through the consolidated profit and loss account over a life of 20 years.

At 1 February 2003 the Group had goodwill on its balance sheet of £19.8 million under UK GAAP and £345.1 million under US GAAP. Net income for the year ended 1 February 2003 includes a charge for goodwill amortisation of £1.2 million under UK GAAP and £nil under US GAAP.

Sale and leaseback transactions
In the Group’s consolidated accounts prepared under UK GAAP, sale and leaseback transactions of freehold and long leasehold properties are accounted for by including in profit before taxation the full gain arising in the financial year in which the transaction took place. Under US GAAP the gain arising is credited to the consolidated profit and loss account in equal instalments over the life of the lease. Adjustments to the amortisation are reflected in periods when the leases are disposed of.

88   Signet Group plc

Back to Contents

Extended service plans
Under UK GAAP revenue from the sales of extended service plans is recognised at the date of sale and provision is made for the estimated costs of future claims. Under US GAAP, revenues from such sales are deferred and recognised in profit over the expected claim period.

Pensions
Under UK GAAP, a prepayment representing the surplus of pension fund assets over projected accrued benefit obligations, has been recognised in shareholders’ funds. Under US GAAP the benefit of such prepayment is spread evenly over the remaining service lives of relevant employees.

Under UK and US GAAP, pension costs are determined on a systematic basis over the length of service of employees. US GAAP is more prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs. As a result, the calculations under US GAAP are more liable to amendment from year to year, giving rise to adjustments by comparison with UK GAAP.

FRS 17 – ‘Retirement Benefits’, which has to be fully adopted by the Group by 2005/06, will require pension scheme surpluses and deficits to be reflected throughout the Group’s profit and loss account, bringing UK GAAP broadly in line with US GAAP, although averaging of market values allowed under FAS 87 is not allowed under FRS 17.

Under US GAAP, the estimated Accumulated Benefit Obligation (ABO) of the UK defined benefit pension scheme is higher than the fair value of the assets at

1 February 2003. The difference between the two, plus the balance sheet prepayment as defined under US GAAP, is disclosed as an accrued benefit liability and written off to Other Comprehensive Income. An intangible asset is recognised on the balance sheet under US GAAP, reflecting the unrecognised prior service cost element of the prepaid pension cost. Pension accounting adjustments are made net of tax. The unfunded accumulated benefit obligation was primarily attributable to lower asset values arising from declining stock market prices and to a reduction in the assumed discount rate.

Stock compensation
Under UK GAAP, options granted to employees by the Group to subscribe in the Group’s shares where the exercise price of the option is linked to performance, do not result in any compensation costs being recorded by the Group if the stated exercise price is equal to, or in excess of, the fair value of the underlying shares at the date of grant.

Under US GAAP a Group can account for employee stock options in accordance with Accounting Principles Bulletin 25 (‘APB 25’) ‘Accounting for Stock Issued to Employees’ or SFAS 123, ‘Accounting for Stock-Based Compensation’ as amended by SFAS 148 ‘ Accounting for Stock-Based Compensation – Transition and Disclosure’. Under APB 25 there are two types of stock option schemes, fixed plans or variable plans. Fixed plans have terms which fix and provide means for determining, at the date of grant or award, both the number of shares of stock that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee.Variable plans have characteristics which prevent the determination of either the number of shares or stock that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee, or both. For fixed plans, compensation cost must be recognised at the grant date to the extent that the fair value is greater than the exercise price. Compensation expense, the amount by which the fair value exceeds the exercise price for variable plan awards, shall be measured using terms the employee is most likely to receive based upon the facts available each period over the vesting period.

The Company’s share option plans are described in note 27 on page 80.The Group recognises compensation cost for US GAAP purposes in accordance with the requirements of APB 25.

Revaluation of properties
Under UK GAAP properties may be restated on the basis of appraised values in consolidated accounts prepared in all other respects in accordance with the historical cost convention. Increases in value are credited directly to the revaluation reserve. When revalued properties are sold the gain or loss on sale is calculated based on revalued carrying amounts. Under US GAAP properties are only revalued if a permanent impairment is deemed to have occurred.

Upward revaluations are not permitted.

Depreciation of properties
Following the adoption of FRS 15 in the year ended 29 January 2000, under UK GAAP depreciation is charged on freehold buildings and long leasehold properties based on the revalued amounts. Under US GAAP depreciation is calculated based on the historic cost of the assets.

Signet Group plc   89

Back to Contents

Summary of differences between UK and US generally accepted accounting principles (continued)

Securitised customer receivables Under UK GAAP securitised US customer receivables of £153.1 million (2002: £176.8 million; 2001: £105.3 million) are included within trade debtors and bank loans, as the related financing is of a revolving nature and does not represent an outright sale of such accounts receivable. Under US GAAP these amounts would qualify for off balance sheet treatment.

Deferred taxes
FRS 19 – ‘Deferred Tax’ requires that a deferred tax liability should be provided or an asset recognised in respect of all timing differences, regardless of whether it is considered that there is a reasonable probability that such timing differences will reverse. UK and US GAAP now both require full provision for deferred tax. There can still be valuation allowance differences.

Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP dividends are given effect only in the period in which they are formally declared.

Cash flows
Under UK GAAP the Group complies with ‘Financial Reporting Standard (Revised 1996) Cash Flow Statements’ (FRS 1 (Revised)). Its objective and principles are similar to those set out in SFAS 95 ‘Statement of Cash Flows’.The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) management of liquid resources; and (f) financing activities. SFAS 95 requires only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities and cash flows arising from management of liquid resources would be included as cash and cash equivalents under SFAS 95. In addition, under FRS 1 (Revised) cash includes only cash in hand plus deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95 cash and cash equivalents include all highly liquid short term investments with original maturities of three months or less.

Earnings per share/ADS (“EPS”)
Following the adoption of FRS 14 in the UK and SFAS 128 in the US, the computation of the weighted average number of shares and adjusted weighted average number of shares outstanding is generally consistent.The calculation of fully diluted EPS for the year ended 1 February 2003 excludes 6,293,903 shares (2002: none excluded; 2001: 9,257,223 excluded) under share options on the basis that their effect on basic EPS was anti-dilutive.

90   Signet Group plc

Back to Contents

Estimated effect on profit for the financial period of differences between UK and US GAAP

		52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001

		£m	£m	£m

	Profit for the financial period in accordance with UK GAAP	128.9	119.7	110.7

	US GAAP adjustments:
	Goodwill amortisation and write-offs	1.2	(13.4)	(12.0)
	Sale and leaseback transactions	0.8	0.7	0.6
	Extended service plan revenues	(3.5)	(2.0)	(5.0)
	Pensions	(0.3)	(0.3)	4.0
	Depreciation of properties	0.2	0.2	0.1
	Stock compensation	1.3	(2.2)	(1.7)

	US GAAP adjustments before taxation	(0.3)	(17.0)	(14.0)
	Taxation	(0.3)	(1.0)	0.4

	US GAAP adjustments after taxation	(0.6)	(18.0)	(13.6)

	Retained profit attributable to shareholders in accordance with US GAAP	128.3	101.7	97.1

Earnings per ADS in accordance with US GAAP	– basic	225.0p	180.5p	173.7p
	– diluted	222.9p	179.2p	172.2p
Weighted average number of ADSs outstanding (million)	– basic	57.0	56.3	55.9
	– diluted	57.6	56.8	56.4

Signet Group plc   91

Back to Contents

Estimated effect on shareholders' funds of differences between UK and US GAAP

	1 February 2003	2 February 2002	27 January 2001

	£m	£m	£m

Shareholders’ funds in accordance with UK GAAP	696.5	679.7	565.4

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	531.2	594.7	581.7
Adjustment to goodwill	(64.5)	(74.7)	(72.6)
Accumulated goodwill amortisation	(162.6)	(181.8)	(164.8)
Sale and leaseback transactions	(9.7)	(10.5)	(11.3)
Extended service plan revenues	(16.6)	(15.3)	(12.9)
Pensions	(13.8)	9.1	9.4
Depreciation of properties	(2.5)	(2.7)	(2.9)
Revaluation of properties	(3.1)	(3.0)	(0.9)
Dividends	30.8	25.6	22.8

US GAAP adjustments before taxation	289.2	341.4	348.5
Taxation	12.3	5.8	5.1

US GAAP adjustments after taxation	301.5	347.2	353.6

Shareholders’ funds in accordance with US GAAP	998.0	1,026.9	919.0

Shareholders’ funds in accordance with US GAAP at beginning of period	1,026.9	919.0	785.0
Net income in accordance with US GAAP	128.3	101.7	97.1
Issue of shares	3.8	7.8	2.0
(Decrease)/increase in additional paid in capital	(0.8)	3.9	1.7
Dividends paid	(30.8)	(27.7)	(24.8)
Other comprehensive income	(15.7)	–	–
Translation differences	(113.7)	22.2	58.0

Shareholders’ funds in accordance with US GAAP at end of period	998.0	1,026.9	919.0

92   Signet Group plc

Back to Contents

Employee share schemes
A description of the terms of the Company’s employee share schemes is set out in note 27 on page 80.

For the year ended 1 February 2003, in compliance with the disclosure requirements of SFAS 123, ‘Accounting for Stock-Based Compensation’ as amended by SFAS 148, ‘Accounting for Stock Based Compensation-Transition and Disclosure’, the fair value of options granted during the year has been computed. SFAS 123 as amended by SFAS 148 sets out an alternative methodology for recognising the compensation expense based on the fair value at grant date. Had the Company adopted this methodology, earnings per ADS and earnings per share under US GAAP would have been increased to the pro forma amounts indicated below for the financial periods ended 1 February 2003, 2 February 2002 and 27 January 2001:

		2003	2002	2001

		£m	£m	£m

Net income in accordance with US GAAP:
As reported		128.3	101.7	97.1
(Deduct)/add: Stock-based employee compensation (expense)/income included in reported net income		(1.3)	2.2	1.8
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards		(1.8)	(1.7)	(2.2)

Pro forma		125.2	102.2	96.7

		2003	2002	2001

		pence	pence	pence

Earnings per ADS in accordance with US GAAP:
As reported	– basic	225.0	180.5	173.7
	– diluted	222.9	179.2	172.3
Pro forma	– basic	219.6	181.4	173.0
	– diluted	217.5	180.1	171.6

These pro forma amounts may not be representative of future results as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options granted which, in determining the pro forma impact, is assumed to be amortised in the profit and loss account over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the financial periods ended 1 February 2003, 2 February 2002 and 27 January 2001.

	2003	2002	2001

Weighted average price of options whose exercise price equals
the market price on the grant date	120p	75p	57p
Weighted average assumptions:
Risk free interest rate	3.75%	4.0%	6.0%
Expected life of options	4 years	4 years	4 years
Expected volatility	31%	32%	27%
Dividend yield	2.8%	1.7%	2.4%
Weighted average grant date fair value of option over one share	37p	22p	18p

Signet Group plc   93

Back to Contents

Summary of differences between UK and US generally accepted accounting principles (continued)

	2003	2002	2001

Weighted average price of options whose exercise price is less than
the market price on the grant date	67p	51p	43p
Weighted average assumptions:
Risk free interest rate	3.75%	4.0%	6.0%
Expected life of options	3 years	3 years	3 years
Expected volatility	31%	32%	27%
Dividend yield	2.8%	1.7%	2.4%
Weighted average grant date fair value of option over one share	29p	21p	18p

Post employment benefits
The following table shows a reconciliation of the opening and closing balances of the projected benefit obligation under the Signet Group Pension Scheme:

	2003	2002

	£m	£m

At beginning of period	83.2	81.5
Service cost	2.3	2.3
Interest cost	4.5	4.8
Members’ contributions	0.5	0.5
Actuarial loss/(gain)	2.9	(1.0)
Benefits paid	(4.5)	(4.9)

At end of period	88.9	83.2

The following table shows a reconciliation of the opening and closing balances of the fair value of the assets of the Signet Group Pension Scheme:

	2003	2002

	£m	£m

At beginning of period	108.1	124.1
Actual return on assets	(21.9)	(11.6)
Employer contributions	–	–
Members’ contributions	0.5	0.5
Benefits paid	(4.5)	(4.9)

At end of period	82.2	108.1

The components of pension expense which arise under SFAS 87 for the Group’s pension plans are estimated to be as follows:

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001

	£m	£m	£m

Service cost	2.3	2.3	2.1
Interest cost	4.5	4.8	4.5
Expected return on plan assets	(7.1)	(9.2)	(7.3)
Amortisation of transition assets	–	(1.8)	(1.8)
Amortisation of prior service cost	0.6	0.6	0.6
Recognised actuarial gain	–	(0.7)	(1.1)

Net periodic pension cost	0.3	(4.0)	(3.0)

94   Signet Group plc

Back to Contents

The following table presents the estimated funded status of the Group’s pension plans under SFAS 87:

	2003	2002

	£m	£m

Accumulated benefit obligation, comprising vested benefits	84.0	78.6

Projected benefit obligation	88.9	83.2
Plan assets at fair value, primarily UK equities	82.2	108.1

Plan assets in (deficit)/excess of projected benefit obligation	(6.7)	24.9
Unrecognised net loss/(gain)	27.5	(1.6)
Unrecognised prior service loss	7.1	7.7

Prepaid pension cost	27.9	31.0

	2003	2002

	£m	£m

Required minimum liability (unfunded accumulated benefits)	1.8	–
Adjustments required to reflect minimum liability
• Additional liability	(29.7)	–
• Intangible asset	7.1	–
• Charge to equity	22.6	–
Balance of additional liability	(29.7)	–
Balance of intangible asset	7.1	–
Balance of equity account	22.6	–

The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 5.4% (2002: 5.6%) and 3.9% (2002: 3.9%) respectively. The expected long term rate of return on plan assets was 6.9% (2002: 6.7%).The excess of plan assets over the projected benefit obligation at the transition date is recognised as a reduction of pension expense on a prospective basis over 13 years. See note 22 for further information on the Group’s pension plans. For US GAAP purposes, the pension fund liability included in the Group’s consolidated balance sheet would be classified as a non-current liability.

New US accounting standards not yet adopted
SFAS 143, ‘Accounting for Asset Retirement Obligations’, will become effective for the Group from 2 February 2003. This Statement addresses the accounting and reporting obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The impact of the Statement is considered unlikely to be significant.

SFAS 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’, is effective for exit or disposal activities that are initiated after 31 December 2002. This Statement requires that a liability or cost associated with a disposal activity be recognised when the liability is incurred. EITF 94-3 previously required that a liability was recognised at the date of commitment to an exit plan. No such activities have been initiated by the Group since 31 December 2002.

In December 2002, the FASB issued SFAS 148, ‘Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement 123’.This provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Certain disclosure modifications are required for financial years ending after 15 December 2002 and are included on page 93. The voluntary change to the fair value method of accounting for stock-based employee compensation has not been adopted for 2002/03.

Signet Group plc   95

Summary of differences between UK and US generally accepted accounting principles (continued)

Interpretation 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others’, elaborates on the disclosures to be made by a guarantor in its interim and annual consolidated financial statements about its obligations under guarantees issued.The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken.The initial recognition and measurement provisions are applicable to guarantees issued or modified after 31 December 2002 and are not expected to have a material effect on the Company’s consolidated financial statements. No additional disclosures are required as a result of the application of this Interpretation for 2002/03.

Interpretation 46, ‘Consolidation of Variable Interest Entities, an Interpretation of ARB 51’, addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. This applies immediately to variable interests in variable interest entities created after 31 January 2003 and to variable interests in variable interest entities obtained after 31 January 2003.The application of this Interpretation is not expected to have a material effect on the Company’s consolidated financial statements.

96   Signet Group plc

Social, ethical and environmental matters

Introduction
Signet is committed to managing the social, ethical and environmental (‘SEE’) risks and responsibilities facing the Group. This commitment stems from the understanding that Signet’s success is dependent on the strength and effectiveness of its relationships with various stakeholders: shareholders, customers, employees and suppliers.

In recent years stakeholder expectations of public companies have increased. Monitoring, managing and responding as a business to these changing expectations, including with regard to SEE issues, is part of the normal responsibilities of corporate management.

The Group regularly carries out SEE risk reviews and benchmarking exercises with the assistance of an external adviser. Such reviews include an assessment of Group policies, procedures and controls in respect of SEE matters.

Governance of SEE matters
On 21 October 2001 the Association of British Insurers published guidelines on Socially Responsible Investment. In line with that guidance the Board confirms that they have identified and assessed the Group’s SEE risks and that these are being managed.

The Group has a formal SEE governance framework with SEE matters being included in the schedule of matters reserved for the Board. The Group Chief Executive has been designated as the director responsible for SEE matters. A SEE Committee is in place consisting of a team of senior managers from the UK and US with key responsibilities for the implementation of the various aspects of the SEE principles and policies. It meets at least four times a year. The procedures for SEE risk management are embedded within the management structure of the Group.

Matters for which the SEE Committee has responsibility include:
•	identification of significant risks to the Company’s short and long term value arising from SEE matters,
•	ensuring that the Board has adequate information to take account of material SEE matters,
•	development of relevant SEE principles and policies for consideration and approval by the Board,
•	reviewing systems for managing significant SEE risks,
•	preparation, for review and approval by the Board, of public SEE disclosures and reporting.

Significant risk factors, including SEE matters relating to customer, employee and supply chain issues are discussed on pages 28 to 32 ‘Risk and other factors’.

Principles and policies framework
In 2001/02 the Board adopted a ‘Statement of SEE Principles’ (‘Principles’) outlining the Group’s policy to operate as a profitable and reputable speciality jewellery retailer, the Group’s responsibilities to various stakeholders and the SEE principles by which it would operate. While this was the first time these responsibilities and principles had been formally adopted, Signet had adhered to them for some time.The Principles cover the following areas:

•	accountability to stakeholders
•	business integrity
•	human rights
•	labour standards
•	health and safety
•	the environment
•	community

In 2001/02 the Group also adopted a Supplier Code of Conduct (‘Supplier Code’) and policies on business integrity, health and safety, and labour standards. The Principles, Supplier Code and other policies are now incorporated into the Group’s staff induction process, training and operational procedures as appropriate within the business and detailed information is available on the Group’s web site (www.signetgroupplc.com).

Signet’s principles and policies are intended to provide a framework with which the divisional policies and procedures conform.They do not replace existing detailed divisional policies and procedures.

During 2002/03 the Group reviewed its environmental impact and environmental management system, formally adopted an environmental policy and set itself qualitative environmental targets. The Group also reviewed its community involvement.

Our stakeholders
Signet’s commitments to various stakeholders are articulated in the Principles.These are summarised below:

Shareholders
Signet’s aim is to deliver an acceptable growth in value to shareholders which is sustainable, thereby protecting shareholders’ short and longer term interests. The Group’s responsibilities to shareholders are set out in more detail in the Corporate governance statement on page 36. The Group is committed to maintaining open dialogue with its shareholders on SEE and other matters. Signet has been a member of FTSE4Good UK Index since its launch and endeavours to meet the changing criteria of the Index.

Signet Group plc   97

Social, ethical and environmental matters (continued)

Customers
Signet’s mission is to meet, and where possible exceed, customer expectations through a high standard of customer service, high store standards, and real choice and value. In doing so the Group endeavours to maintain product integrity by ensuring the quality of Signet’s products and by offering merchandise that is responsibly sourced.

The Group’s policy is that all customers should be treated with respect and warmth.The Group has customer service departments, complaint resolution processes, tracking methods and customer comment cards in the UK and the US. Sales training programmes include modules on treating all customers with respect.

Employees
Employees are key to Signet’s ability to achieve its objectives and mission.Therefore teamwork, integrity, communication, and fair treatment of employees all play an important part in the way the Group operates. Furthermore, Signet’s ability to operate in accordance with its Principles is dependent on its employees’ understanding of them and the way in which the Principles impact on their respective roles and responsibilities.

Signet considers its relationship with its employees to be excellent and values honest, open and constructive “two way” communication throughout the organisation.This is achieved through store, area and regional management meetings.These meetings facilitate consultation during which the views of employees can be expressed and taken into account in decisions likely to affect their interests. Staff are kept informed of the Group’s performance and objectives through management contact supplemented by staff publications in both the UK and US.The involvement of employees in the Group’s performance is encouraged through participation in performance-related incentive payment schemes which cover all Group employees subject to minimum employment requirements.The Group does not restrict or discriminate against employees who wish to be covered by collective bargaining agreements.

The Group’s policy is not to tolerate any form of unlawful discrimination on any grounds or at any level. In respect of people with disabilities, full and fair consideration is given to employment, opportunities for training, career development and promotion according to their skills and capacity.The services of any existing employees who become disabled are, where possible, retained and appropriate training is arranged for them wherever possible.

The Group assigns responsibility for human resource matters, including health and safety, to the divisional executive management committees. Both the UK and US operations have established systems which include the provision of training and development opportunities at all levels of the organisation. See pages 11 and 17 for further details.

Suppliers
The Group recognises that stakeholders expect companies to take responsibility for, and where possible exert influence over, suppliers to ensure that SEE standards are upheld throughout the supply chain.The Supplier Code outlines Signet’s commitment to its suppliers, and the expectations it has of them.The Supplier Code applies to suppliers and agents with whom Signet deals directly.Those suppliers and agents are encouraged to ensure that this Supplier Code is communicated throughout the supply chain.

Most of the raw and processed materials for the merchandise sold by Signet are traded on commodity exchanges or through multiple brokers and traders making the original source difficult to trace. Signet believes that SEE risks at the mining, trading and secondary processing phases of the supply chain are more effectively managed through collaboration with the industry. Signet therefore actively participates in Jewelers of America (the US speciality jewellery retail trade association) in considering what action Jewelers of America can take on behalf of its members to set SEE standards and influence matters throughout the supply chain. In 2002 Jewelers of America adopted a Statement of Principles relating to SEE matters and adopted a programme to communicate those principles to its members. Signet is also working, where appropriate, with other trade bodies such as the Jewelers Vigilance Committee.

One of the specific issues facing the Group and the diamond sector is “conflict diamonds”, which are diamonds being sold by rebel movements to fund military campaigns. The Group is a non-voting member of the World Diamond Council which, together with Jewelers of America, has worked with the United Nations, government bodies, commercial interests and civil society to introduce a workable system for the certification of the source of uncut diamonds.This system, known as the Kimberley Process, was formally adopted in November 2002 and was due to come into operation on 1 January 2003. The European Union regulations enforcing the Kimberley Process came fully into force on 13 February 2003.

98 Signet Group plc

Following the adoption of the Kimberley Process Signet has sent a letter to all its trade diamond and diamond jewellery suppliers. The text, based on the Jewelers of America guidance, requires them to supply the Group with merchandise that complies with the Kimberley Process. Signet has amended its systems, procedures and documentation to take account of the Kimberley Process. The Group has also trained its buying staff with regard to requirements and briefed its sales associates on the operation of the Kimberley Process.

In respect of supplier payment, Group policy is that the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, rather than following any particular code or standard on payment practice (see note 30(e) on page 86 regarding the number of days purchases outstanding). Accordingly suppliers are aware of the terms of payment and it is Group policy to ensure that payments to suppliers are made in accordance with these agreed terms.

Environment
The full text of the environmental policy adopted during 2002/03 is available on the Group’s web site (www.signetgroupplc.com).The policy has been communicated to employees and it satisfies the FTSE4Good requirements implemented in March 2003.

Whilst the direct environmental impact of its operations is judged to be relatively low compared to many business sectors and to other retailers, Signet recognises that there may be opportunities to improve its performance.

The environmental impact review confirmed that:

(a)	Jewellery has a very long life and very high recyclability. Recycling takes place in respect of trade-ins, obsolete inventory, used watch batteries and certain packaging.
(b)	Jewellery and watches have an extremely high value to weight ratio and value to volume ratio making transportation through the supply chain relatively low impact.The Group makes use of third party distributors and reusable containers for merchandise distribution.
(c)	The Group’s ratio of sales to square feet of occupied space in stores or warehouse accommodation is high compared to other retailers and is above the jewellery sector average, and therefore given the Group’s size it has less of a physical impact.
(d)	Signet’s supply chain originates with the producers of the raw materials with whom the Group does not have a direct relationship but it is recognised that the extraction of minerals has an environmental impact that requires careful management by mining companies.

Community
Signet’s prime contribution to society is through the contribution it makes to the success and efficiency of the economies in which it operates, through the employment it generates both within the business and throughout its supply chain, the taxes it pays and the value it creates for shareholders.

The Group is committed to the support of charitable organisations. Signet believes it is best to give support to a small number of specific charities rather than fragment its charitable giving. In the US support is primarily given to The United Way, St. Jude Children’s Research Hospital and The Jeweler’s Charity Fund. In the UK the Group primarily supports the Princess Royal Trust for Carers. During the period the Group made provision for total charitable givings of £1,032,000 (2001/02: £912,000).This included direct charitable contributions of £243,000 (2001/02: £319,000); of which £152,000 (2001/02: £139,000) was in the UK and £91,000 (2001/02: £180,000) was in the US and marketing initiatives on both sides of the Atlantic which resulted in additional charitable contributions of £789,000 (2001/02: £593,000). Support is also given to the management of Carer Centres operated by the Princess Royal Trust for Carers and to organisations that aim to assist the disadvantaged into employment in Northeast Ohio, such as United Disability Services, Senior Workers and the Urban League.

No political donations were made in the US or the UK by the Group in the period (2001/02: £nil).

Human rights
Signet supports the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights.The Group encourages the support and respect for the protection of human rights within its sphere of influence.The Supplier Code sets out the Group’s expectation that suppliers should respect the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. Signet is working at a senior executive level through Jewelers of America to address human rights in the jewellery supply chain at an industry level.

Signet Group plc   99

Shareholder information

History
Signet Group plc, an English public limited company, has operations in the US and the UK. The Company was incorporated in England and Wales on 27 January 1950 under the name Ratners (Jewellers) Limited. The name of the Company was changed on 10 December 1981 to Ratners (Jewellers) Public Limited Company, on 9 February 1987 to Ratners Group plc and on 10 September 1993 to

Signet Group plc. A summary of the Company’s Memorandum and Articles of Association, which were adopted on 13 June 2002, was filed with the SEC on a form 6-K on 30 July 2002. The Company’s registered number is 477692. The Company’s registered office is Zenith House, The Hyde, London NW9 6EW.

Significant events that have occurred in the last five years are detailed below:

11 Jun 1998	The Signet Group plc Sharesave Scheme and US Stock Savings Plan were approved by shareholders

22 Jul 1998	Announcement of new unsecured financing which replaced the Group’s existing three year secured banking agreement of $360 million which was due to expire in February 2000. The new arrangements comprised a five year $250 million multi-currency revolving credit facility with a syndicate of banks led by Barclays Capital, HSBC Investment Bank PLC and The Royal Bank of Scotland PLC, and a 7.25% seven year $60 million note issue placed privately with European institutional investors through De Nationale Investeringsbank NV.

30 Mar 1999	Announcement of resumption of dividends with a final dividend of 1.0p being recommended in respect of the year 1998/99 for payment on 1 July 1999.

15 Apr 1999	Laurence Cooklin resigned from the Board and as Chief Executive Officer of the UK jewellery division.

1 Oct 1999	Ian Dahl was appointed to the Board and as Chief Executive Officer of the UK jewellery division.

28 Mar 2000	Terry Burman was appointed Group Chief Executive. He retained his existing role of Chief Executive Officer of the Group’s US division. James McAdam was asked by the Board to remain as Executive Chairman.

31 Jul 2000	Acquisition of Marks & Morgan completed.

Marks & Morgan, a privately owned company, was the ninth largest speciality retail jeweller in the US. The business consisted of 137 stores predominantly positioned in prime mall locations in the southeast region of the US.

Signet paid $161.3 million (£107.5 million) in cash to acquire all the outstanding share capital and to repay outstanding debt.

The acquisition substantially increased Signet’s presence in a key geographic area of the US where it had been under-represented. Approximately 72 stores have been converted to the Kay Jewelers brand. The remaining stores continue to trade as Marks & Morgan and have been integrated into Signet’s division of regional mall stores.

31 Mar 2001	James McAdam continued as Chairman but ceased to be a full-time executive.

30 Aug 2001	The Group entered into a $410 million unsecured multi-currency five year revolving credit facility agreement.This replaced the $250 million and the $100 million facilities that were due to expire in July 2003. The terms of this agreement were broadly similar to those of the facilities being replaced (see note 16 on page 69).

100    Signet Group plc

2 Nov 2001

The Group put in place a five year facility of $251 million secured on its US credit card receivables at a fixed rate of 5.42%.The terms were similar to the previous facility of $191.5 million which amortised during the year and had a fixed rate of 7.26% (see note 16 on page 69).

13 Jun 2002	David Wellings retired as a non-executive director.

1 Aug 2002	Russell Walls was appointed to the Board as a non-executive director.

30 Sep 2002	Ian Dahl resigned from the Board and as Chief Executive Officer of the UK jewellery division.

9 Jan 2003	Rob Anderson was appointed as Chief Executive Officer of the UK jewellery division.

Nature of trading market
The shares of the Company are traded on the London Stock Exchange (symbol: SIG) and the American Depositary Shares (‘ADSs’) representing the shares quoted on the Nasdaq National Market (symbol: SIGY). The ADSs are evidenced by American Depositary Receipts (‘ADRs’) issued pursuant to an Amended and Restated Deposit Agreement, dated 4 September 1997, and made between the Company, The Bank of New York, as depositary (the ‘Depositary’) and the holders from time to time of the ADRs. Each ADS represents 30 shares. Prior to 4 September 1997 the ratio of shares per ADS had been three to one.

The table below sets out, for the calendar years andquarters indicated, (i) the reported high and low middlemarket quotations for the shares of the Company based onthe Daily Official List of the London Stock Exchange and (ii) the reported high and low closing sales prices of the ADSson the Nasdaq National Market as reported by Bloomberg.

At 26 March 2003, 68,144 shares and 1,755,993 ADSs (representing 52,679,790 shares) were held of record in the US. These shares and ADSs were held by 26 record holdersand 578 record holders, respectively and collectivelyrepresented approximately 3.1% of the total numbers ofshares outstanding. Since certain of the shares and ADSs are

		London Stock Exchange pence per share		Nasdaq US dollars per ADS

		High	Low	High	Low

Calendar 1998		51 1 /4	24 1 /4	24 7 /8	12 3 /8

Calendar 1999		70 1 /4	38 3 /4	31 3 /4	15 5 /8

Calendar 2000		60 3 /4	43	34 1 /8	21

Calendar 2001
First quarter		79	51	34 1 /2	22
Second quarter		88 1 /2	64 1 /2	38	27 1 /4
Third quarter		87	53	36 3 /4	23 1 /2
Fourth quarter		95 1 /2	56	40 1 /2	24 3 /4

Calendar 2002
First quarter		120	97	51	41 1 /8
Second quarter		132 1 /4	94 3 /4	57 3 /8	44 1 /8
Third quarter	– July	99	77	46	35 3 /4
	Aug	90	77	42	35
	Sept	92 1 /2	78 3 /4	43 1 /4	37 3 /4
Fourth quarter	– Oct	94 3 /4	74 3 /4	44	36
	Nov	87 1 /2	75 1 /2	42	36 3 /4
	Dec	90 1 /2	65	42 3 /8	30 7 /8

Calendar 2003
First quarter	– Jan	82 1 /2	66 1 /2	39 1 /4	32 1 /8
	Feb	76 3 /4	70 1 /2	36 1 /4	34 1 /8
	Mar (up to 26 March)	75 1 /2	66	36 1 /8	32

Signet Group plc   101

Shareholder information (continued)

held by brokers or other nominees, the number of record holders in the US is not representative of the number of beneficial holders or of where the beneficial holders are resident.

Dividends
Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less net unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 1 February 2003, after taking into account the subsequently recommended final dividend of 1.80p per share, the holding company had a distributable reserves balance of £30.9 million (2 February 2002: £29.7 million).

In order to make further distributions in excess of this figure, the holding company would first need to receive dividends from its subsidiaries. In addition to restrictions imposed at the time of the 1997 capital reduction on the distribution of dividends received from subsidiaries, the payments of dividends from other tax jurisdictions, such as the US, may not be tax efficient. Furthermore, there may be other reasons why dividends may not be paid by subsidiaries to the holding company.

If declared by the Board (and, in the case of a final dividend, if approved by shareholders in general meeting) dividends are paid to holders of shares as at record dates that are decided by the Board.

Substantial shareholdings and control of the Company
So far as the Company is aware, it is neither directly nor indirectly owned by or controlled by one or more corporations or by any government.

As at 26 March 2003 the interests in the issued shares set out in the table below had been notified to the Company in accordance with sections 198 to 208 of the Companies

Act 1985 (including interests represented by the ADSs). Shareholders are obliged to notify the Company of their interests in such shares if they hold 3.0% or more beneficially or 10.0% or more in the case of certain shareholders, such as investment managers.

The Company’s major shareholders as listed in the table below do not have different voting rights per share than other holders of the Company’s shares.

The following shareholders had significant changes in their percentage ownership of the Company’s issued share capital since 29 January 2000.This is based on disclosure made in the accounts for each of the three years since

29 January 2000, and notifications received by the Company.

•	Deutsche Bank AG had a non-beneficial holding of 11.8% at 29 January 2000 and fell below 10.0% on1 March 2001.

•	Standard Life Group had a beneficial holding of 4.1% at 28 March 2000, 4.1% at 28 March 2001, 3.7% on10 April 2002, and fell below 3.0% on 8 November 2002.

•	The Capital Group Companies, Inc. had a beneficial holding of 4.0% at 28 March 2000, 10.1% at 28 March 2001, 13.3% on 10 April 2002 and, as stated in the table below, 14.0% on 26 March 2003.

•	FMR Corp had a beneficial holding of 3.3% at14 November 2000, 3.3% at 28 March 2001 and fell below 3.0% on 24 August 2001.

•	AMVESCAP PLC had a non-beneficial holding of 10.0% at 29 January 2001, 10.0% at 28 March 2001, 11.0% on 10 April 2002 and, as stated in the table below, 12.0% on 26 March 2003.

Substantial shareholdings
	Number of shares	Percentage of issued shares

The Capital Group Companies, Inc(1)	240,183,795	14.0
AMVESCAP PLC(2)	205,621,415	12.0
Government of Singapore Investment Corporation Pte Ltd	69,677,460	4.1
Legal & General Investment Management Limited	53,017,838	3.1

(1)	Includes interest of Capital International Limited in 207,918,259 of such shares, notified on their behalf by The Capital Group Companies, Inc.
(2)	Includes interest of INVESCO Perpetual High Income Fund in 99,375,354 of such shares, notified on their behalf by AMVESCAP PLC.

102   Signet Group plc

At 26 March 2003, the total amount of the Company’s voting securities owned by directors of the Company as a group was 1,108,209, all of which securities were shares.

The Company does not know of any arrangements the operation of which might result in a change of control of the Company.

Exchange controls and other limitations affecting security holders
There are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of shares or ADSs who are non residents of the UK, subject to a few limited exceptions. The exceptions apply in respect of Iraq and in respect of various organisatons (such as Al-Qa’ida and the Taliban), certain individuals (such as Usama Bin Laden and Slobodan Milosevic) and their associates that are the subject of relevant sanction orders issued by the United Nations or the European Union.

Subject to those exceptions, under English law and the Company’s Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer shares (including shares represented by ADSs) in the same manner as UK residents or nationals. However, under the Articles of Association, a shareholder with a registered address outside the UK is not entitled to receive notice of any general meeting of the Company unless the shareholder has provided the Company with a UK address, or (in the case of any notice issued electronically) an appropriate electronic address, at which notices may be delivered.

Taxation
Taxation for US residents
The following summary sets out the principal US federal and UK tax consequences of the purchase, ownership and disposition of the Company’s shares or ADSs in respect of such shares by residents of the US and is not intended to be a complete analysis or listing of all the possible tax consequences of such purchase, ownership or disposition.

As used herein a ‘US holder’ means: a citizen or resident of the US; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US, or any state thereof; an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.This summary deals only with shares and ADSs held as capital assets and does not address any special tax consequences that may be applicable to US holders who are subject to special treatment under the current income tax convention between the US and the UK (the ‘Convention’) or the US Internal Revenue Code of 1986, as amended, such as dealers in securities or foreign currency, traders who elect mark-to-market accounting, financial institutions or financial services entities, insurance companies, persons subject to the alternative minimum tax, tax-exempt entities, persons that hold the shares or ADSs as part of a straddle, hedge or conversion transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long-term residents of the US, persons who alone, or together with one or more associated persons, control or controlled (directly, indirectly or constructively) 10% or more of the voting shares of the Company or persons who acquire shares or ADSs as compensation.

Prospective investors are advised to consult their tax advisers with respect to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including specifically the consequences under state and local tax laws.The statements regarding US and UK tax laws set out below are based on US federal and UK tax laws and UK Inland Revenue practice in force on the date of this Annual Report and are subject to change after that date. This summary does not address the tax consequences to partnerships, other pass-through entities or persons who hold shares or ADSs through a partnership or other pass-through entity.

US holders of ADSs will be treated as the owners of the underlying shares for purposes of the double taxation conventions relating to income and estate and gift taxes between the US and the UK and for the purposes of the US Internal Revenue Code of 1986, as amended.

Taxation of dividends
Under the provisions of the Convention and current UK law, a US holder of shares or ADSs who is an individual or a corporate portfolio holder (which is broadly defined as a shareholder who holds less than 10% of the voting shares of the Company) and who qualifies for the benefits of the Convention is entitled to receive from the UK Inland Revenue a payment (the ‘Tax Treaty Payment’) of an amount equal to the tax credit in respect of the dividend

Signet Group plc   103

Shareholder information (continued)

minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit (the withholding tax cannot exceed the amount of the tax credit). On the basis of an £80 dividend (which amount has been selected for illustrative purposes only) the tax credit relating to the dividend is equal to £8.89 (10% of the sum of the £80 dividend and the £8.89 tax credit). The Tax Treaty Payment is calculated by reducing the £8.89 tax credit by withholding tax of 15% of the sum of the £80 dividend and the £8.89 tax credit. Accordingly, using the example set out above, such US holder will not receive a Tax Treaty Payment. A US holder need not make a claim to the UK Inland Revenue for the Tax Treaty Payment that, as discussed above, will be offset by the UK withholding tax. A US holder who is an individual or a corporate portfolio holder who receives the £80 dividend in the above example should be considered for US federal income tax purposes to receive a dividend of £88.89 (£80 dividend plus the £8.89 tax credit) and would include that amount in income. Such US holder also should be considered to have paid £8.89 of UK tax that, subject to the applicable limitations, would be creditable against such US holder’s US federal income tax liability.

The aggregate of the dividend paid to a US holder who is an individual or a corporate portfolio holder and the gross tax credit in respect of it will be treated as dividend income for US federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be applied against and will reduce the US holder’s tax basis in the shares or ADSs and to the extent in excess of such tax basis will be treated as a gain from the sale or exchange of the shares or ADSs.

The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US holder, in the case of shares, or by the Depositary (or its Custodian), in the case of ADSs, regardless of whether the dividend payment is converted into US dollars. Foreign currency exchange gain or loss, if any, realised in a subsequent sale or other disposition of pounds generally will be treated as US source ordinary income or loss to the US holder.

Dividends received on the shares or ADSs generally will be foreign source passive income for US foreign tax credit purposes and generally will not be eligible for the dividends received deduction allowed to US corporations under Section 243 of the US Internal Revenue Code. However, as illustrated in the example above, the withholding tax will be treated as foreign income tax eligible for credit or deduction against a US holder’s US federal income tax liability at the option of such US holder, subject to applicable limitations. US holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that apply to US holders who claim the benefit of the foreign tax credit on such US holders’ US federal income tax returns.

A US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the shares or ADSs for at least 16 days in the 30 day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the shares or ADSs are not counted towards meeting the 16 day holding period required by statute. A US holder that is under an obligation to make related payments with respect to the shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

A US holder should elect to receive a foreign tax credit or deduction with respect to any UK withholding tax. This election is made on Line 5 of US Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure under Section 6114 or 7701(b)).The completed Form 8833 should be filed with the US holder’s income tax return for the relevant year. Pursuant to this election, the US holder will be treated as having paid the UK withholding tax on the date of the distribution.

The US and the UK have agreed to the form of a new double tax convention (the ‘New Convention’) to replace the existing Convention. The New Convention is not yet in force, but it is anticipated to come into force in the near future. If the New Convention enters into force, the Tax Treaty Payment and UK withholding tax will no longer apply to US holders.The UK does not currently apply a withholding tax on dividends under its internal laws. If the UK were to impose a withholding tax, as permitted under the New Convention, the rate of such withholding tax will not exceed 15% of the dividend paid to a US holder. In such circumstances, a US holder should be entitled to a credit for such withholding tax, subject to applicable limitations, against the US holder’s federal income tax liability. As described above, a US holder will continue to be subject to the holding period requirements.

104 Signet Group plc

US information reporting and US backup withholding tax
Under US Treasury regulations, dividends paid on shares or ADSs may be subject to US information reporting requirements and backup withholding tax of up to 31%. In addition, under US Treasury regulations, the payment of the proceeds of a sale, exchange or redemption of shares or ADSs to a US holder or non-US holder in the US, or through US or US-related persons, may be subject to US information reporting requirements and backup withholding tax.

US holders can avoid the imposition of backup withholding tax by reporting their tax payer identification number to their broker or paying agent on US Internal Revenue Service Form W-9. Non-US holders can avoid the imposition of backup withholding tax by providing a duly completed US Internal Revenue Service Form W-8 BEN, W-8 ECI or W-8 IMY, as appropriate, to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s US federal income tax liability, provided that the required returns are filed with US Internal Revenue Service on a timely basis.

Taxation of capital gains
Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the sale or other disposal of shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that US holder carries on a trade in the UK through a branch or agency and the shares or ADSs are or have been used by, held by, or acquired for use by, or for the purpose of, such trade, branch or agency. However, a US holder who has been resident in the UK for at least four years and held shares or ADSs at that time may, in certain circumstances, become liable to UK capital gains tax on his return to the UK following a disposal of such shares or ADSs. Any US holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

A US holder who is resident or ordinarily resident for tax purposes in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US holder who, or a US corporation which, is trading in the UK through a branch or agency, where shares or ADSs are or have been acquired, used or held for the purposes of such trade, branch or agency, may be liable for both UK tax and US federal income tax on a gain on the disposal of the shares or ADSs. Such US holder generally will be entitled to offset a credit for UK tax against its US federal income tax liability in respect of such gain.

A US holder of shares or ADSs will be liable for US federal income tax on gains realised on the sale or exchange of shares or ADSs to the same extent as on any other gains from sales of shares. Such gains will be capital gains if the shares or ADSs were capital assets in the hands of such US holder.

Inheritance tax
Shares or ADSs held by an individual who is domiciled in the US for the purposes of the double taxation convention relating to estate and gift taxes between the US and the UK, and for the purposes of the convention is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of shares or ADSs, except in certain cases where the shares or ADSs are placed in trust (other than by a settlor domiciled in the US who is not a national of the UK) and, in the exceptional case, where the shares or ADSs are part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services.

The convention generally provides a credit for the amount of any tax paid in the UK against the US federal tax liability in a case where the shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax. However, the terms of the US/UK estate and gift tax convention are currently being reviewed and possibly renegotiated. Further advice should be sought by any holder who is likely to need to rely upon the provisions of the convention.

UK stamp duty and stamp duty reserve tax
Stamp duty is (subject to exceptions for charities) currently payable on any instrument transferring shares to the Custodian of the Depositary at the rate of 1.5% on the value of such shares. In accordance with the terms of the Deposit Agreement relating to the shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US will not give rise to UK

Signet Group plc   105

Shareholder information (continued)

stamp duty provided the instrument of transfer is not brought into the UK. A transfer of an ADS in the UK may attract stamp duty at a rate of 0.5% of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the shares, including shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% of the consideration.There is no charge to ad valorem stamp duty on gifts. On a transfer of shares from a nominee to the beneficial owner (the nominee having at all times held the shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed stamp duty of £5 will be payable.

Stamp duty reserve tax generally at a rate of 0.5% of the consideration is currently payable on any agreement to transfer shares or any interest therein unless: (i) an instrument transferring the shares is executed; (ii) stamp duty, generally at a rate of 0.5%, is paid; and (iii) generally the instrument is stamped on or before the accountable date for stamp duty reserve tax.The duty will, however, be refundable if within six years the agreement is completed by an instrument which has been duly stamped, generally at the rate of 0.5%. Stamp duty reserve tax will not be payable on any agreement to transfer ADSs which represent interests in depositary receipts.

106   Signet Group plc

Selected financial data

	2002/03	2002/03(1)	2001/02(2)	2000/01	1999/00	1998/99

	£m	$m	£m	£m	£m	£m

Amounts under UK GAAP:
Profit and loss account
Sales	1,608.0	2,637.1	1,578.1	1,387.3	1,136.5	991.2
Cost of sales(3)	(1,331.6)	(2,183.8)	(1,318.3)	(1,158.9)	(952.3)	(843.5)

Gross profit	276.4	453.3	259.8	228.4	184.2	147.7
Administrative expenses	(60.2)	(98.7)	(59.1)	(49.7)	(45.1)	(45.4)

Operating profit	216.2	354.6	200.7	178.7	139.1	102.3
Net interest payable	(16.5)	(27.1)	(17.9)	(15.9)	(11.4)	(13.1)

Profit before tax	199.7	327.5	182.8	162.8	127.7	89.2
Taxation	(70.8)	(116.1)	(63.1)	(52.1)	(38.3)	(24.0)

Profit for the period	128.9	211.4	119.7	110.7	89.4	65.2

Earnings per share – basic	7.5p	$0.12	7.1p	6.6p	5.3p	3.9p
– diluted	7.5p	$0.12	7.0p	6.5p	5.3p	3.9p
Earnings per ADS – basic	225.0p	$3.69	213.0p	198.0p	159.0p	117.0p
– diluted	225.0p	$3.69	210.0p	195.0p	159.0p	117.0p

Balance sheet data (at period end)
Working capital(4)	644.2	1,056.5	663.1	405.8	457.2	407.7
Total assets	1,213.8	1,990.6	1,241.0	1,133.3	867.1	766.7
Total debt	229.3	376.1	268.2	266.6	182.9	176.7
Long-term debt	174.0	285.4	215.3	51.5	143.5	153.3
Cash at bank and in hand	89.2	146.3	66.5	37.5	91.3	65.2
Shareholders’ funds (as restated)(5)	696.5	1,142.3	679.7	565.4	448.3	379.6

Store data:
Number of stores open at end of period:
US	1,050		1,025	999	827	788
UK	610		606	605	606	606
Percentage increase/(decrease) in like for
like sales:
US	5%		1%	6%	11%	10%
UK	5%		9%	9%	5%	(1)%
Average sales per store:(6)
US	1,088		1,125	1,117	939	823
UK	747		735	665	613	580

Amounts under US GAAP:
Profit and loss account data
Operating income	215.1	352.8	183.0	164.1	123.8	93.1
Net income	128.3	211.2	101.7	97.1	64.3	49.6
Income/(loss) per share – basic	7.5p	$0.12	6.0p	5.8p	3.8p	3.0p
– diluted	7.4p	$0.12	6.0p	5.7p	3.8p	3.0p
Income/(loss) per ADS – basic	225.0p	$3.70	180.5p	173.7p	115.0p	88.9p
– diluted	222.9p	$3.67	179.2p	172.2p	113.8p	88.7p

Balance sheet data (at period end)
Total assets	1,372.8	2,251.4	1,436.1	1,383.0	1,084.4	1,007.1
Total debt	76.3	125.1	91.4	161.3	64.7	59.9
Long-term debt	24.2	39.7	38.7	51.5	48.6	36.6
Cash at bank and in hand	89.2	146.3	66.5	37.5	91.3	65.2
Shareholders’ funds (as restated)(5)	998.0	1,636.7	1,026.9	919.0	785.0	729.4

Explanatory notes referred to in the above table are on page 108.

Signet Group plc 107

Selected financial data (continued)

The selected consolidated financial data set out on the preceding page for 1998/99, 1999/00, 2000/01, 2001/02 and 2002/03 has been derived, in part, from the audited consolidated accounts for such periods included elsewhere in this Annual Report.The selected consolidated financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 22 to 27 of this Annual Report.

The accounts of the Group have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. See pages 88 to 96 for information on the material differences between UK GAAP and US GAAP that affect the Group’s profit and shareholders’ funds.

Results of operations
The following table sets out certain consolidated financial data as a percentage of reported sales:
	Percentage of sales

	2002/03	2001/02	2000/01

	%	%	%

Sales	100.0	100.0	100.0
Cost of sales(3)	(82.8)	(83.5)	(83.5)

Gross profit	17.2	16.5	16.5
Administrative expenses	(3.8)	(3.8)	(3.6)

Operating profit	13.4	12.7	12.9
Net interest expense	(1.0)	(1.1)	(1.1)

Profit before taxation	12.4	11.6	11.8
Taxation	(4.4)	(4.0)	(3.8)

Net profit	8.0	7.6	8.0

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.64, the Noon Buying Rate on 1 February 2003.
(2)	53 week year.
(3)	Cost of sales includes the costs of goods sold, rental expense and non-headquarters’ selling, general and administrative expenses.
(4)	Working capital represents current assets (excluding amounts recoverable after more than one year) less current liabilities.
(5)	During 2001/02 the Group adopted FRS19 – ‘Deferred Tax’.The adoption of the standard has resulted in a prior year adjustment affecting UK GAAP shareholders’ funds for 1998/99, 1999/00 and 2000/01 (see note 17).
(6)	Includes only stores operated for the full financial year.

108   Signet Group plc

Quarterly results (unaudited)

For the 52 week period ended 1 February 2003
	13 weeks	13 weeks	13 weeks	13 weeks	52 weeks
	ended	ended	ended	ended	ended
	4 May	3 August	2 November	1 February	1 February
	2002	2002	2002	2003	2003

	£m	£m	£m	£m	£m

Sales	354.8	328.0	278.9	646.3	1,608.0

Operating profit	28.5	28.0	7.2	152.5	216.2
Net interest payable and similar charges	(4.6)	(4.4)	(3.6)	(3.9)	(16.5)

Profit on ordinary activities before taxation	23.9	23.6	3.6	148.6	199.7
Tax on profit on ordinary activities	(8.5)	(8.4)	(1.3)	(52.6)	(70.8)

Profit for the financial period	15.4	15.2	2.3	96.0	128.9)

For the 53 week period ended 2 February 2002
	13 weeks	13 weeks	13 weeks	14 weeks	53 weeks
	ended	ended	ended	ended	ended
	29 April	28 July	27 October	2 February	2 February
	2001	2001	2001	2002	2002

	£m	£m	£m	£m	£m

Sales	312.5	317.2	268.8	679.6	1,578.1

Operating profit	23.0	27.1	7.2	143.4	200.7
Net interest payable and similar charges	(5.1)	(4.8)	(3.8)	(4.2)	(17.9)

Profit on ordinary activities before taxation	17.9	22.3	3.4	139.2	182.8
Tax on profit on ordinary activities	(6.2)	(7.7)	(1.2)	(48.0)	(63.1)

Profit for the financial period	11.7	14.6	2.2	91.2	119.7

The profit impact of the 53rd week is analysed on page 23.

Signet Group plc 109

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing 30 Signet Group plc shares

APB	Accounting Principles Bulletin (US)

c.a.g.r.	Compound Annual Growth Rate

Company	Signet Group plc

Depositary	The Bank of New York, depositary under the amended and restated deposit agreement for the issue of ADRs

Directors	The directors of the Company

Earnings per share (EPS)	Profit attributable to shareholders divided by the weighted average number of shares in issue.

EPOS	Electronic Point of Sale

ESOT	Employee Share Ownership Trust

FRS	Financial Reporting Standard (UK)

FURBS	Signet Group Funded Unapproved Retirement Benefit Scheme

GAAP (UK or US)	Generally Accepted Accounting Principles

Gearing	Net debt as a percentage of shareholders’ funds

Group	Signet Group plc and its subsidiary undertakings

Independent (Directors)	Considered to be independent under “Review of the role and effectiveness of non-executive directors” (the “Higgs report”)

LIBOR	London Inter-Bank Offered Rate

LTIP	Long Term Incentive Plan

NASD	National Association of Securities Dealers

Nasdaq	National Association of Securities Dealers Automated Quotations

NYSE	New York Stock Exchange

Pounds, £, pound sterling, pence or p	Units of UK Currency

QUEST	Qualifying Employee Share Trust

110 Signet Group plc

Back to Contents

Definitions (continued)

Return on capital employed (ROCE)	Operating profit divided by monthly average capital employed

Shares	Ordinary shares of 0.5 pence each in Signet Group plc

Signet	Signet Group plc and its subsidiary undertakings

SEC	Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards (US)

SOP	Statement of Position (US)

SSAP	Statement of Standard Accounting Practice (UK)

UK or United Kingdom	United Kingdom, Channel Islands, Isle of Man and the Republic of Ireland

US or United States	United States of America

US dollar, $ or cents	Units of US currency

Signet Group plc   111

Back to Contents

Glossary of terms

Terms used in Annual Report & Accounts	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Called-up share capital	Shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank	Cash

Creditors	Payables

Debtors	Receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Like for like sales	Same store sales

Loans	Long-term debt

Net asset value	Book value

Profit	Income

Profit and loss account	Income statements

Profit and loss account reserve	Retained earnings

Profit attributable to shareholders	Net income

Share capital	Capital stock or common stock

Share option	Stock option

Shareholders’ funds	Shareholders’ equity

Share premium account	Additional paid-up capital or paid-in surplus
(not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

Value Added Tax (VAT)	UK sales tax

112   Signet Group plc

Back to Contents

Shareholder contacts

ADS Information
The ADS programme is administered on behalf of the Company by The Bank of New York and any enquiries, including those to do with change of address or dividend payments, should be addressed to:

The Bank of New York
ADR Department – 22W Floor
101 Barclay Street
New York, NY 10286
Telephone toll free:
+1 888 269 2377

The Company is subject to the regulations of the United States Securities and Exchange Commission (the “SEC”) as they apply to foreign private issuers and files with the SEC its Annual Report on Form 20-F and other information as required.

UK Shareholders
Enquiries concerning the following matters should be addressed to:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
email: ssd@capitaregistrars.com
web site:www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the full Report & Accounts, you may wish to amalgamate your accounts on the share register.

Registered office
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301

Investor Relations contact
Timothy Jackson
Company Secretary and Investor Relations Director
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301
email: investorrelations@signet.co.uk

Corporate web site
Further information about the Group including the Annual and Interim Reports, public announcements and share price data are available in electronic format from the Group’s corporate web site at www.signetgroupplc.com.

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list.To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London
W1E 7EZ

Signet Group plc   113

Back to Contents

Cross reference to Form 20-Fto Form 20- (continued)

The information in this document that is referenced in the following table shall be deemed to be part of the Annual Report on Form 20-F for 2003 and to be filed with the Securities and Exchange Commission for all purposes.

Item		Page

1	Identity of directors, senior
	management and advisors
	Not applicable	–

2	Offer statistics and expected timetable
	Not applicable	–

3A	Key information – Selected financial data
	Five year financial summary	6
	Risk and other factors – Financial market risks	31
	Selected financial data	107
3B	Key information – Capitalization and
	indebtedness
	Not applicable	–

3C	Key information – Reasons for the offer and
	use of proceeds
	Not applicable	–

3D	Key information – Risk factors
	Risk and other factors	28

4	Information on the Company
	Chairman’s statement	2
	Group Chief Executive’s review	3
	US Operating review	7
	UK Operating review	15
	Description of property	21
	Financial review	22
	Risk and other factors – Seasonality	30
	Shareholder information	100
	Note to the accounts – Note 2	61
	Note to the accounts – Note 28	84

5	Operating and financial review and
	prospects
	US Operating review	7
	UK Operating review	15
	Financial review	22
	Risk and other factors – Financial market risks	31
	Note to the accounts – Note 26	78
Item		Page

6	Directors, senior management and
	employees
	Group employees	21
	Social, ethical and environmental matters
	– Employees	98
	Directors, officers and advisers	33
	Directors’ remuneration report	40
	Corporate governance statement	36

7A	Major shareholders
	Shareholder information – Nature of
	trading market	101
	Shareholder information – Substantial
	shareholdings and control of the Company	102

7B	Related party transactions
	Note to the accounts – Note 29	84

7C	Interest of experts and counsel
	Not applicable	–

8	Financial Information
	Consolidated balance sheet	54
	Consolidated cash flow statement	55
	Consolidated statement of total recognised
	gains and losses	56
	Note of consolidated historical cost profits
	and losses	56
	Note to the accounts – Note 25	77

9A	Offer and listing details
	Shareholder information – Nature of
	trading market	101

9B	Plan of distribution
	Not applicable	–

9C	Markets
	Shareholder information – Nature of
	trading market	101

114   Signet Group plc

Back to Contents

Item		Page

9D	Selling shareholders
	Not applicable	–

9E	Dilution
	Not applicable	–

9F	Expenses of the Issuer
	Not applicable	–

10A	Additional information – Share capital
	Not applicable	–

10B	Additional information – Memorandum and
Articles of Association
	Shareholder information – History	100

10C	Additional information – Material contracts
	Financial review – Liquidity and capital resources	23

10D	Additional information – Exchange controls
	Shareholder information – Dividends	102

10E	Additional information – Taxation
	Shareholder information – Taxation	103

10F	Additional information – Dividends and
paying agents
	Not applicable	–

10G	Additional information – Statement by
experts
	Not applicable	–

10H	Additional information – Documents on
display
	Shareholder contacts	113

10I	Additional information – Subsidiary
information
	Not applicable	–
Item		Page

11	Quantitative and qualitative disclosures
	about market risk
	Financial review	22
	Note to the accounts – Note 26	78

12	Description of securities other than equity
	securities
	Not applicable	–

13	Defaults, dividend arrears and delinquencies
	None	–

14	Material modifications to the rights of
	securities holders and use of proceeds
	None	–

15	Controls and procedures
	Corporate governance statement
	– Internal control	38

16	Reserved
	Not applicable	–

17	Financial Statements
	Auditors’ report to the members of
	Signet Group plc	51
	Consolidated profit and loss account	52
	Consolidated balance sheet	53
	Company balance sheet	54
	Consolidated cash flow statement	55
	Consolidated statement of total recognised gains
	and losses	56
	Consolidated shareholders’ funds	57

18	Financial Statements
	Not applicable	–

Signet Group plc   115

Index

Page

Accounting policies	58-60
Addresses for correspondence	113
Advisers	34
Annual general meeting	35
Audit Committee
– constitution	36
– members of	33
Auditors’ report to the members
of Signet Group plc	51
Balance sheet
– Company	54
– consolidated	53
Board of directors
– changes in constitution	36
– names and biographical details	33
Cash flow and funding	23
Cash flow statements
– consolidated	55
– notes	77
Chairman’s statement	2
Charitable and community support	99
Commitments
– capital	77
– operating leases	76
Competition	7, 15, 29
Contingent liabilities	77
Corporate governance statement	36
Creditors	68
Cross reference to Form 20-F	114
Debtors	67
Deferred taxation	70
Definitions	110
Description of property	21
Directors
– incentive plans	41
– interests in shares	49
– other information	33
Page

– pensions	41, 45, 46
– remuneration	40
– remuneration policy	40
– share option plans	41, 42
Directors’ statements of responsibility
in relation to the accounts	50
Dividends – ordinary	65
Earnings per share	65
Employees
– costs	63
– numbers	63
Exchange controls	31
Exchange rates	31, 62
Financial instruments	78
Financial review	22-27
Financial summary	6
Fixed assets
– intangible	66
– tangible	66
Glossary of terms	112
Goodwill	66
Group Chief Executive’s review	3-5
Information systems	14, 19
Interest payable	62
Legal proceedings	77
Marketing and advertising	13, 19
Net debt	78
Nomination Committee
– constitution	37
– members of	33
Non–executive directors	33
Notes to the accounts	58-87
Officers	34
Operating review
– US	7-14
– UK	15-20
Other provisions	71
Page

Pension schemes	41, 73
Profit and loss account
– consolidated	52
Quarterly results	109
Recognised gains and losses
– statement of total	56
Regulation	14, 20
Remuneration Committee
– constitution	40
– members of	33
Report of the directors	35
Reserves	72
Risk and other factors	28-31
ROCE	23
Segment information	61
Selected financial data	107
Share capital	71
Shareholder
– contacts	113
– information	100-106
Shareholders’ funds
– movements in	57
Share options	80-83
Share premium account	72
Share price	101
Social, ethical and environmental
matters	97
Stocks	67
Subsidiary undertakings	84
Substantial shareholdings	102
Taxation	64
Treasury policies	31, 78
US accounting principles
– material differences
from UK GAAP	88-96
– reconciliation to	91, 92

116   Signet Group plc

Back to Contents

Back to Contents

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Signet Group plc, adopted by Special Resolution passed on June 13, 2002.

4.1*	$410 million Multicurrency Revolving Facilities Agreement, dated as of August 30, 2001, between Signet Group plc, Barclays Capital, HSBC Investment Bank plc, First Union National Bank, The Royal Bank of Scotland plc and HSBC Investment Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 16, 2002 (File No. 0-16945)).

4.2*	$100 million Multicurrency Revolving Credit Facility Agreement, dated as of May 31, 2000, between Signet Group plc; H.Samuel Limited; Signet US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; Signet Holdings Limited; Signet Trading Limited; Signet UK Dormants Limited; Ernest Jones Limited; Barclays Capital; First Union National Bank; HSBC Investment Bank PLC; The Bank of Nova Scotia; The Royal Bank of Scotland PLC; Barclays Bank PLC; and HSBC Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.3*	$250 million Multicurrency Revolving Credit Facility Agreement, dated as of July 13, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; Barclays Capital; HSBC Investment Bank PLC; The Royal Bank of Scotland PLC; Barclays Bank PLC; Midland Bank plc; First Union National Bank; The Bank of Nova Scotia; Sumitomo Trust & Banking Co. Ltd.; Banca Monte Dei Paschi di Siena SPA, London Branch; Bank Austria AG; Bankgesellschaft Berlin AG, London Branch; The Huntington National Bank; Singer & Friedlander Limited; Banco Espirito Santo e Comercial de Lisboa S.A.; Brown Shipley, & Co. Limited; National City Bank; and Smurfit Paribas International (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.4*	Guarantor Accession Memorandum, dated as of August 12, 1999, with respect to $250 million Multicurrency Revolving Credit Facility Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).
*Incorporated by reference.

Back to Contents

Exhibit Number	Description of Exhibit

4.5*	Side Letter, dated as of January 3, 2001, with respect to $250 million Multicurrency Revolving Credit Facility Agreement (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.6*	$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of July 27, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.7*	Deed of Guarantee, dated as of August 12, 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.8*	Letter of NIB Capital Bank to Signet Group plc, dated as of November 24, 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.9*	Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.10*	Contract of Service, dated as of July 26, 1999, between the Company and Ian Xavier Dahl (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.11 *	Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

8.1	List of Significant Subsidiaries of Signet Group plc

10.1	Consent of KPMG Audit plc

10.2	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

10.3	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002
*Incorporated by reference.

Back to Contents

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIGNET GROUP PLC

By:	/s/ Walker Boyd
Name:	Walker Boyd
Title:	Group Finance Director

Date: April 24, 2003

CERTIFICATION

I, Walker Boyd, certify that:

1.      I have reviewed this annual report on Form 20-F of Signet Group plc;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.      The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.      The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 24, 2003	By:	/s/ Walker Boyd
	Name:	Walker Boyd
	Title:	Group Finance Director

Back to Contents

CERTIFICATION

I, Terry Burman, certify that:

1.      I have reviewed this annual report on Form 20-F of Signet Group plc;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.      The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
e.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
f.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
d.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.      The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 24, 2003	By:	/s/ Terry Burman
	Name:	Terry Burman
	Title:	Chief Executive Officer

Back to Contents

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Association of the Company, adopted by Special Resolution passed on June 13, 2002.

4.1*	$410 million Multicurrency Revolving Facilities Agreement, dated as of August 30, 2001, between Signet Group plc, Barclays Capital, HSBC Investment Bank plc, First Union National Bank, The Royal Bank of Scotland plc and HSBC Investment Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 16, 2002 (File No. 0-16945)).

4.2*	$100 million Multicurrency Revolving Credit Facility Agreement, dated as of May 31, 2000, between Signet Group plc; H.Samuel Limited; Signet US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; Signet Holdings Limited; Signet Trading Limited; Signet UK Dormants Limited; Ernest Jones Limited; Barclays Capital; First Union National Bank; HSBC Investment Bank PLC; The Bank of Nova Scotia; The Royal Bank of Scotland PLC; Barclays Bank PLC; and HSBC Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.3*	$250 million Multicurrency Revolving Credit Facility Agreement, dated as of July 13, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; Barclays Capital; HSBC Investment Bank PLC; The Royal Bank of Scotland PLC; Barclays Bank PLC; Midland Bank plc; First Union National Bank; The Bank of Nova Scotia; Sumitomo Trust & Banking Co. Ltd.; Banca Monte Dei Paschi di Siena SPA, London Branch; Bank Austria AG; Bankgesellschaft Berlin AG, London Branch; The Huntington National Bank; Singer & Friedlander Limited; Banco Espirito Santo e Comercial de Lisboa S.A.; Brown Shipley, & Co. Limited; National City Bank; and Smurfit Paribas International (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.4*	Guarantor Accession Memorandum, dated as of August 12, 1999, with respect to $250 million Multicurrency Revolving Credit Facility Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).
*Incorporated by reference.

Back to Contents

Exhibit Number	Description of Exhibit

4.5*	Side Letter, dated as of January 3, 2001, with respect to $250 million Multicurrency Revolving Credit Facility Agreement (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.6*	$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of July 27, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.7*	Deed of Guarantee, dated as of August 12, 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.8*	Letter of NIB Capital Bank to Signet Group plc, dated as of November 24, 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.9*	Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.10*	Contract of Service, dated as of July 26, 1999, between the Company and Ian Xavier Dahl (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.11 *	Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

8.1	List of Significant Subsidiaries of Signet Group plc

10.1	Consent of KPMG Audit plc

10.2	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

10.3	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002