Form 20-F
period 2004-01-31
SIGNET GROUP PLC
filed 2004-04-22
CIK 832988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2004

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

Ordinary Shares of 0.5 pence each	1,726,190,848
Class A Dollar Deferred Shares of $0.01 each	0
Class B Dollar Deferred Shares of $1.00 each	0

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

Item 17      Item 18

EXPLANATORY NOTE
This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 31 January 2004 of Signet Group plc (the “2003/04 Form 20-F”). Reference is made to the Cross reference to Form 20-F table beginning on page 124 hereof (the “Cross reference to Form 20-F table”). Only (i) the information in this document that is referenced in the Cross reference to Form 20-F table, (ii) the cautionary statement concerning forward-looking statements on page 1 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form S-8 (No. 333-8764, 333-9634 and 333-12304) of Signet Group plc, and any other documents, including documents filed by Signet Group plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2003/04 Form 20-F. Any information herein which is not referenced in the Cross reference to Form 20-F table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

SIGNET | The world's largest speciality retail jeweller

KAY JEWELERS
JARED
The Galleria Of Jewelry
H.SAMUEL
Ernest Jones

2003/04
Group highlights
		reported	at constant
		basis	exchange rates(1)
•	Sales: £1,617.2m	up 0.6%	up 7.3%

•	Operating profit: £222.3m	up 3.9%(2)	up 11.2%

•	Profit before tax: £211.9m	up 6.0%(2)	up 13.0%

•	Earnings per share(3): 8.0p	up 6.7%(2)	up 12.7%

•	Dividend per share: 2.501p	up 18.5%

•	Return on capital employed(3) up from 24.1%(2) to 24.8%

•	Gearing(3) down from 20.7%(2) to 11.0%

(1)	See page 25 for reconciliation to Generally Accepted Accounting Principles figures.
(2)	1999/00 to 2002/03 restated for the implementation of FRS 17 – ‘Retirement Benefits’.
(3)	Earnings per share, return on capital employed and gearing are defined on page 118.
(4)	53 week year.

Annual Report & Accounts
Year ended 31 January 2004

Signet Group plc is an English public limited company, whose shares are listed on the London Stock Exchange (under the symbol “SIG”) and whose American Depositary Shares are quoted on the Nasdaq National Market (under the symbol “SIGY”).

This document comprises the Annual Report & Accounts of the Group in accordance with United Kingdom requirements.

In this Annual Report, “1999/00”, “2000/01”, “2001/02”, “2002/03”, “2003/04” and “2004/05”, refer to, as appropriate, the 52 weeks ended 29 January 2000, the 52 weeks ended 27 January 2001, the 53 weeks ended 2 February 2002, the 52 weeks ended 1 February 2003, the 52 weeks ended 31 January 2004 and the 52 weeks ending 29 January 2005.

This Annual Report contains translations of certain pound sterling amounts into US dollars at a rate of $1.82 = £1, which was the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 30 January 2004. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. On 24 March 2004 the Noon Buying Rate was $1.84 = £1.

Cautionary statement regarding forward-looking statements

The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Report. Readers are referred to “Risk and other factors” on pages 29 to 33.

Contents

2	Chairman’s statement
3	Group Chief Executive’s review
6	Five year financial summary
7	US Operating review
15	UK Operating review
20	Description of property
20	Group employees
21	Financial review
29	Risk and other factors
34	Directors, officers and advisers
36	Report of the directors
37	Corporate governance statement
42	Directors’ remuneration report
54	Statement of directors’ responsibilities
55	Independent auditor’s report
56	Consolidated profit and loss account
57	Consolidated balance sheet
58	Company balance sheet
59	Consolidated cash flow statement
59	Reconciliation of net cash flow to movement in net debt
60	Consolidated statement of total recognised gains and losses
60	Note of consolidated historical cost profits and losses
61	Consolidated shareholders’ funds
62	Notes to the accounts
103	Social, ethical and environmental matters
107	Shareholder information
115	Selected financial data
117	Quarterly results
118	Definitions
119	Glossary of terms
120	Shareholder contacts
121	Index
122	Signatures
123	Exhibits
124	Cross reference to Form 20-F

Signet Group plc Annual Report & Accounts year ended 31 January 2004	1

Back to Contents

Chairman’s statement

Group results

In the year to 31 January 2004 the Group continued to build on its well established growth record. On a reported basis profit before tax rose to £211.9 million (2002/03: £199.9 million restated for FRS 17 – ‘Retirement Benefits’) reflecting an underlying increase of 13.0% at constant exchange rates. Earnings per share were 8.0p (2002/03: 7.5p restated), up 6.7% on a reported basis and 12.7% at constant exchange rates. Like for like sales advanced by 4.9% with total sales at £1,617.2 million (2002/03: £1,608.0 million), up 7.3% at constant exchange rates.

The strong underlying performance of the Group and the proven success of its strategies should not be obscured by the effect of the significant weakening in the average US dollar exchange rate from $1.53/£1 to $1.68/£1. This adversely impacted the translation of the US division’s sales and operating profit into pounds sterling, thereby depressing Group results as reported.

In 2003/04 the US started well with a strong performance during the Valentine’s Day period. However trading during the rest of the first half was adversely affected by the Iraq War. The second half year saw a marked improvement in the retail environment culminating in a particularly strong outcome in the fourth quarter, when like for like sales rose by 7.2%. The division again outperformed the speciality jewellery sector and gained further market share.

The UK business similarly had a good start to the year but was also affected by the geo-political situation in the first half. The division consistently outperformed the general retail sector and enjoyed an excellent Christmas season when like for like sales increased by 6.7%. Ernest Jones continued to outperform with like for like sales for the year up 8.4%.

The Group invested £109.8 million in fixed and working capital during the year. The cash inflow was £42.7 million (2002/03: £33.7 million) and net debt fell to £79.9 million at the year end (1 February 2003: £140.1 million). £17.5 million of the improvement was accounted for by exchange translation. Gearing (net debt to shareholders’ funds) at 31 January 2004 was 11.0% (1 February 2003: 20.7% restated).

Dividend

The Board is pleased to recommend a 20.0% increase in the final dividend to 2.16p per share (2002/03: 1.80p), the total for the year being 2.501p per share (2002/03: 2.11p). See note 8 regarding dividends to US holders of ordinary shares and ADSs. The dividend cover is 3.2 times (2002/03: 3.6 times). Future dividend policy will continue to take into account earnings, cash flow, gearing and the needs of the business.

People

I would like to thank management and staff for their invaluable contribution to the Group’s success during the past year.

Dale Hilpert joined the Group as a non-executive director in September 2003 and was appointed to the Audit Committee in January 2004. He has wide experience of US retailing and I am sure will make a significant contribution.

Lee Abraham, who joined the Group in 1994 as a non-executive director, retired in January 2004. On behalf of the Board I thank him for his invaluable contribution during his tenure of office and wish him a long and happy retirement.

Current trading

The Group has had a very encouraging start to the current year, including a particularly strong performance over the Valentine’s Day period. However account must be taken of soft sales comparatives in the early part of last year and the present weakness of the US dollar.

James McAdam, Chairman,
24 March 2004

2	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Group Chief Executive’s review

Introduction

Group operating profit rose to £222.3 million from £213.9 million (restated), an increase of 11.2% at constant exchange rates (3.9% on a reported basis). The operating margin increased to 13.7% (2002/03: 13.3% restated), and the return on capital employed (“ROCE”) was 24.8% (2002/03: 24.1% restated).

At constant exchange rates the US division’s operating profit rose 7.1% but, on a reported basis, the weaker US dollar resulted in a 2.4% decline to £151.4 million (2002/03: £155.2 million). The compound annual growth in reported operating profit during the last five years has been 14.3%. The continued introduction of well tested initiatives in all areas has enabled the business to build further on its competitive strengths.

In 2003/04 like for like sales rose by 4.6% and total dollar sales by 8.0%. Over the last five years like for like sales have increased at a compound annual growth rate of 5.5% and total dollar sales by 12.1%. Underpinning this has been the strong performance by both mall stores and Jared, the Group’s off-mall destination concept which now accounts for over 15% of the US division’s sales. Jared is still relatively immature and should make an increasing contribution to the like for like sales growth in the future.

Selling space has increased over the last five years by some 66% (including the acquisition of 137 Marks & Morgan stores in 2000/01), with just over half accounted for by Jared. In 2003/04 space rose by 7%. This year growth is expected to be some 8%, the majority again being attributed to Jared. The longer term target is for space to increase by 6% – 8% per annum and this would result in an approximate doubling of US space over a ten year period.

The US division’s market share of the speciality jewellery sector has increased to some 7.0% (2002/03: circa 6.9%) and there are further opportunities for growth. Supply chain efficiencies continue to be identified enabling the division to offer consumers better value than that provided by our main competitors. Training and motivation of staff remain central to achieving superior customer service and therefore resources devoted to staff development continue to be increased. Kay national television advertising continues to be increased and within two years Jared is expected to have sufficient scale to use this medium. Increasing like for like sales and additional space will provide the opportunity to leverage both central overhead costs and marketing expenditure, benefiting results as well as reinforcing the division’s competitive position.

The UK business achieved an increase of 18.4% in operating profit and 5.5% in like for like sales. Over the last five years compound annual growth in operating profit was 19.9% and 6.7% in like for like sales.

The UK strategy of driving sales by increasing the average transaction value, predominantly through greater diamond participation continues to prove successful. Diamond jewellery now accounts for 26% of the division’s sales mix compared with 18% in 1998/99. During that period diamond sales grew 50% faster than the UK diamond market. Further major initiatives to support this strategy are at an early stage of implementation. When developing such initiatives the UK business benefits from its ability to draw on the US division’s best practices particularly in the selling of diamonds. For example the new store format, which is based on US experience, enables greater interaction between the salesperson and the customer. The concept was implemented in a further 35 locations (24 H.Samuel and 11 Ernest Jones) in 2003/04, bringing the total to just under 10% of the portfolio. The performance of the refurbished stores continues to be encouraging and the increase in diamond sales is significant. It is intended to roll out the new design across the store base as part of the normal investment cycle.

US (69% of Group sales)

Details of the US division’s performance are set out below:

	2003/04	2002/03	Change		Like for like change

	£m	£m	%		%

Sales	1,116.2	1,134.4	-1.6	(1)	+4.6
Operating profit	151.4	155.2	-2.4	(2)
Operating margin	13.6%	13.7%
ROCE	20.5%	21.5%

(1)	At constant exchange rates US total sales increased by 8.0%.
(2)	At constant exchange rates US operating profit increased by 7.1%.

The operating margin was broadly in line with last year, reflecting leverage of like for like sales growth which has largely compensated for the adverse impact of an increase in immature store space and the slightly lower gross margin. The gross margin movement reflects the impact of the anticipated changes in sales mix and the increase in gold prices offset by a range of management initiatives. A similar movement in gross margin is anticipated in 2004/05. The proportion of sales through the in-house credit card was broadly similar at 49.3% (2002/03: 49.5%). The bad debt charge was at the bottom of the range of the last eight years at 2.8% of total sales (2002/03: 3.0%).

The quality of customer service continued to be a critical factor behind the strong performance, particularly in the fourth quarter. The number of staff benefiting from the central training programmes increased, and in-store training was also expanded.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	3

Back to Contents

Group Chief Executive’s review (continued)

Increased staff productivity was achieved through the multi-year programme aimed at reducing and simplifying in-store administrative functions.

In mall stores the successful development of major merchandising programmes such as the Leo Diamond® range, three-stone jewellery and solitaire diamonds continued; new initiatives included the “right hand ring” and fashion products featuring gold and multi-colour gemstones; all these will be further expanded in 2004/05. In Jared the development of the Leo Diamond range and luxury watches including Rolex, Tag Heuer and Omega continued to prove successful; new product tests of branded and designer merchandise such as Hearts On Fire Diamonds and Scott Kay jewellery were encouraging. The Leo Diamond is exclusive to Signet in both the US and the UK. It has a patented cut resulting in greater brilliance than a conventionally cut diamond of equal quality. The capability to direct source loose diamonds and to utilise contract manufacturing for some 55% of the diamond jewellery merchandise remains a significant competitive advantage across the division. Initiatives to increase further the efficiency of the supply chain are being explored.

Television advertising was further expanded and Kay impressions were increased by 7% over the Christmas period, with the Leo Diamond range featured strongly. Both research and customer feedback about the advertising theme, “Every kiss begins with Kay”, continued to be very positive. Television advertising for Jared was expanded from ten markets to 22 markets, covering about 75% of its sales, and this was reflected in the strong sales performance. The annual gross marketing spend amounted to 6.4% of sales (2002/03: 6.4%).

Jared now has sales of over $300 million and a portfolio of 79 stores, equivalent in space terms to about 340 mall stores. The Jared concept is the primary vehicle for US space growth and in the period a further 12 stores were opened. The chain is still relatively immature with some 45% of stores opened in the last 30 months. The 15 Jared stores that have reached maturity in aggregate achieved the target level of sales and store contribution (set at the time of investment) in their fifth year of trading. During 2004/05 it is intended to increase the level of central support so that openings in future years can be increased to 15 – 20 stores per annum.

In 2003/04 total fixed and working capital investment in the US business was $138.3 million (2002/03: $146.6 million). The increase in space of 7% by the year end was as planned, including the trial of ten Kay stores in off-mall locations. This test showed some encouraging results and will be extended to ten additional sites in 2004/05. The programme of refurbishment and relocation further enhanced the quality of the store portfolio.

The change in store numbers by chain is shown in the following table:

	Total	Kay		Regional	Jared

1 February 2003	1,050	676		307	67
Openings	69	49	(1)	8	12
Closures	(16)	(8)		(8)	–

31 January 2004	1,103	717	(1)	307	79

(1)	Includes ten off-mall stores.

In 2004/05 it is planned to continue with the consistent programme of real estate investment, with the refurbishment or relocation of approximately 90 stores and an increase in selling space of about 8%. A further 15 new Jared stores are expected to account for some two-thirds of the increase, the remainder comprising up to 25 net mall store openings and the additional ten Kay stores in off-mall locations. Total US capital expenditure is expected to be some $80 – $85 million in 2004/05.

UK (31% of Group sales)

Details of the UK division’s performance are set out below:

	2003/04	2002/03(1)	Change	Like for like change

	£m	£m	%	%

Sales
H.Samuel	285.8	279.1	+2.4	+3.5
Ernest Jones	209.4	188.0	+11.4	+8.4
Other	5.8	6.5

Total	501.0	473.6	+5.8	+5.5

Operating profit	76.6	64.7	+18.4
Operating margin	15.3%	13.7%
ROCE	47.1%	41.2%

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ .

The gross margin rate was ahead of last year, which together with increased store productivity contributed to the improved operating margin and ROCE. H.Samuel average sales per store rose by 4.4% to £707,000 (2002/03: £677,000) and Ernest Jones (including Leslie Davis) by 6.9% to £1,101,000 (2002/03: £1,030,000).

The average retail price of items sold increased by 6.4% to £35.00 (2002/03: £32.91) in H.Samuel and by 6.9% to £139.24 (2002/03: £130.27) in Ernest Jones. Diamond assortments were further enhanced; three-stone jewellery performed well, the Leo Diamond range was expanded in Ernest Jones and the number of H.Samuel’s stores stocking the Forever Diamond increased from 50 to 120. Diamond sales continued to achieve an above average increase and outpaced the growth in the UK diamond market; they now account for 26% of the division’s sales mix

4	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

(19% in H.Samuel and 36% in Ernest Jones). This represents an increase in diamond sales of nearly 100% since 1998/99 when the present strategy was launched.

The quality of customer service, as monitored by a mystery shopper programme, continues to improve and is critical to success in selling diamonds. Training systems were further improved with the implementation of a progressive multi-year programme which has drawn on the experience of the US division and nearly all UK staff were involved in this programme in 2003/04. Further steps were taken to simplify and reduce administrative tasks being carried out in the stores.

Additional improvements took place in the design and distribution of catalogues. While they presently remain the major marketing support, television advertising was tested for both H.Samuel and Ernest Jones and will be further developed in 2004/05.

In 2003/04 total fixed and working capital investment in the UK business was £27.5 million (2002/03: £25.5 million). Ernest Jones saw five openings and 11 H.Samuel stores were closed. At the year end there were 604 stores (407 H.Samuel and 197 Ernest Jones). A similar pattern of store openings and closures is planned for 2004/05. It is intended to refurbish up to 80 stores in the new store format during 2004/05, and a similar number the following year. Primarily as a result of the increased programme of refurbishment, total capital expenditure in the UK is expected to increase from £18 million to some £30 – £35 million in 2004/05.

Terry Burman, Group Chief Executive,
24 March 2004

Signet Group plc Annual Report & Accounts year ended 31 January 2004	5

Back to Contents

Five year financial summary

	2003/04	2003/04 (1)	2002/03	2001/02		2000/01		1999/00
			as restated (2)	as restated	(2)(3)	as restated	(2)(4)	as restated	(2)(4)
	£m	$m	£m	£m		£m		£m

Sales	1,617.2	2,943.3	1,608.0	1,578.1		1,387.3		1,136.5

Operating profit	222.3	404.6	213.9	198.8		176.8		137.3
Net interest payable	(10.4)	(18.9)	(14.0)	(15.0)		(12.7)		(8.7)

Profit before tax	211.9	385.7	199.9	183.8		164.1		128.6
Taxation	(74.7)	(136.0)	(70.8)	(63.4)		(52.5)		(38.6)

Profit for the period	137.2	249.7	129.1	120.4		111.6		90.0

Earnings per share(5)	8.0p	$0.15	7.5p	7.1p		6.7p		5.4p
Dividend per share (£)	2.501p		2.110p	1.789p		1.625p		1.450p
Dividend per share ($)	$0.0420		$0.0323	$0.0258		$0.0242		$0.0235

Capital expenditure	50.9	92.6	49.5	59.8		56.2		39.3
Investment in fixed and working capital	109.8	199.8	121.3	108.1		132.0		83.2
Depreciation and amortisation	40.4	73.5	37.8	34.7		30.6		27.8
Net debt	79.9	145.4	140.1	201.7		229.1		91.6
Shareholders’ funds	727.6	1,324.2	678.4	683.7		583.0		470.4
Shares in issue(million)	1,726.2		1,713.8	1,706.0		1,685.7		1,679.9

Gearing(5)	11.0%		20.7%	29.5%		39.3%		19.5%
Return on capital employed(5)	24.8%		24.1%	23.6%		25.7%		24.6%

Store numbers (at end of period):
US	1,103		1,050	1,025		999		827
UK	604		610	606		605		606
Percentage increase in like for like sales:
US	5%		5%	1%		6%		11%
UK	6%		5%	9%		9%		5%
Average sales per store (£’000s)(6):
US	1,040		1,088	1,125		1,117		939
UK	824		747	735		665		613
Number of employees
(full-time equivalents)	14,502		14,160	13,525		12,520		11,450

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.82, the Noon Buying Rate on 30 January 2004.
(2)	During 2003/04 the Group adopted FRS17 – ‘Retirement Benefits’. The adoption of the standard resulted in a prior year adjustment (see note 17 on page 75).
(3)	53 week year. The impact of the additional week on sales was £22.4 million, operating profit £4.0 million, net interest payable £0.4 million and profit before tax £3.6 million
(4)	During 2001/02 the Group adopted FRS19 – ‘Deferred Tax’. The adoption of the standard resulted in a prior year adjustment (see note 17 on page 75).
(5)	Earnings per share, gearing and return on capital employed are defined on page 118.
(6)	Including only stores operated for the full financial period.

The financial data included in the Five year financial summary above has been derived, in part, from the consolidated accounts for such periods included elsewhere in this Annual Report. The financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 21 to 28.

Further selected financial data is shown on pages 115 and 116. The accounts of the Group have been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. See pages 94 to 102 for information on the material differences between UK GAAP and US GAAP that affect the Group’s profit and shareholders’ funds.

6	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

US operating review

Overview
Signet’s US division is the second largest speciality retail jeweller in the United States with an approximate market share of 7.0%. Total US sales in the year to 31 January 2004 were $1,875 million (2002/03: $1,736 million). At the year end the division had 1,103 stores comprising 1,014 mall jewellery stores as well as 79 destination superstores and ten stores being trialled in off-mall shopping centres. Its mall stores trade nationwide as Kay Jewelers (“Kay”), and regionally under a number of well established and recognised names. The destination superstores trade as Jared The Galleria Of Jewelry (“Jared”), the nation’s largest and fastest growing chain of off-mall destination jewellery stores.

In the longer term it is planned to grow like for like sales, and to increase US space by about 6% – 8% per annum, with Jared accounting for a majority of the planned space growth.

Competitive advantages
Management attributes the division’s success in the US speciality retail jewellery market to a range of competitive advantages in merchandising, store operations, marketing and real estate. These are reflected in the average sales per store and operating profit margin, both of which are higher than that of other quoted mid-market mall-based speciality retail jewellers operating stores of similar size. The principal competitive advantages are summarised below, and all are explained in greater detail on pages 8 to 13.

•	Merchandising
Management believes that in comparison to its competitors Signet has greater capacity and expertise to direct source diamonds (i.e. to purchase loose polished diamonds which are supplied to contract manufacturers who produce finished merchandise), and this facility allows the Group to provide superior value and quality to the consumer. Diamond jewellery accounts for approximately 70% of total annual merchandise sales. The division’s sophisticated merchandising systems track, forecast and respond to consumer preferences and provide competitive advantage by ensuring high in-stock positions of key merchandise assortments and faster moving items.

•	Store operations
The sales associate’s ability to communicate and explain the value and quality of the merchandise plays a significant part in a retail jewellery purchase. Therefore, the US division has developed specialised training for its retail personnel, and its size provides leverage of training resources and systems.

•	Marketing
Kay is one of a very limited number of US speciality retail jewellery brands with a presence large enough to justify national network television advertising, the most cost effective way to attract customers, enter new markets and increase brand recognition.

Following successful trials in 2002/03, the number of Jared TV markets during Christmas 2003 was doubled, from ten markets covering about 35% of the chain’s sales to 22 markets supporting about 75% of its sales.

•	Real estate
Strict criteria are followed when evaluating real estate investment, and management believes that the quality of its store portfolio is superior to that of its competitors.

Initiatives in 2003/04
Specific initiatives to strengthen the Group’s competitive position included:

•	expansion of the Leo Diamond range,
•	expansion of the Jared luxury watch range,
•	record level of training,
•	further development of systems for greater operational efficiency,
•	increased national TV advertising for Kay,
•	expansion of Jared TV advertising programme,
•	space increase of 7%, and
•	test of Kay off-mall store format.

Market place
Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been

Signet Group plc Annual Report & Accounts year ended 31 January 2004	7

Back to Contents

US operating review (continued)

$54 billion in 2003 (2002: $51 billion) and have risen at a compound annual growth rate of 5.8% over the last 20 years. In 2003 the market grew by about 6%. Management believes that major contributors to the relatively steady market growth include the bridal, fashion accessory and gift giving nature of the majority of US jewellery sales to the middle mass market, with the bridal category including engagement rings, wedding rings and anniversary jewellery. Signet has an approximate 3.5% share of the total US jewellery market.

The US speciality retail market is approximately $27 billion (2002: $25 billion). Speciality retail jewellery sales have risen at a compound annual growth rate of 4.5% from 1998 to 2003 (see graph below), outperforming other comparable sectors, and over the last three more challenging years performing in line with the general retail sector. Over the same period Signet’s total US sales (excluding the acquisition of Marks & Morgan) rose at a compound annual growth rate of 10.3%.

Growth of US Retail Sales

Management believes that the longer term outlook for jewellery sales is encouraging given the growth in disposable income and the increasing numbers of women in the work force.

The US retail jewellery industry is very competitive and highly fragmented. Management believes that the five largest speciality jewellery retailers account for approximately 22% of speciality jewellery sales, and collectively have gained market share over the past five years. This trend provides significant opportunity for the more competitive businesses in the sector, and it is believed that Signet is well positioned to gain further market share. In the broader total US retail jewellery market Signet competes against other formats such as department stores, discount outlets, television home shopping and Internet shopping. Management believes that the business also competes with non-jewellery retailers for consumers’ discretionary spending.

The US division’s largest speciality jewellery competitor is Zale Corporation, which has a speciality market share of about 7.8%. Competition is also encountered from a limited number of large regional retail jewellery chains and smaller regional chains (those operating fewer than 100 stores) as well as independent retail jewellery stores, which account for over 70% of the speciality market.

Store operations
Signet’s US stores offer a selection of jewellery lines at popular price points with an emphasis on fine diamond jewellery, which account for some 70% of merchandise sales. In 2003/04 the average retail price of all merchandise sold was approximately $288 (2002/03: $267).

Signet conducts its US retail operations through three marketing divisions: Kay, regional chains and Jared. Kay and the regional chains are predominantly located in regional and super-regional enclosed malls, with approximately 75% of the stores being in prime locations. The average mall store contains approximately 1,154 square feet of selling space and 1,442 square feet of total space. The design and appearance of stores is standardised within each chain.

Details of recent investment in the store portfolio are set out below:

	Number of stores

	2003/04	2002/03	2001/02

Store refurbishments and relocations	61	71	91
New mall stores	47	36	41
New off-mall stores
– Jared stores	12	12	12
– Kay off-mall stores	10	–	–

Fixed capital expenditure	$42m	$38m	$51m
Total investment(1)	$98m	$92m	$96m

(1) Fixed and working capital investment in new space and refurbishments/relocations.

Management believes that the US division’s prime real estate portfolio, together with its regular investment in mall store refurbishments and relocations, are competitive advantages that help build store traffic. Superior like for like sales growth is normally achieved for a number of years following such investment. The typical benefits from refurbishments, which

8	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

normally occur on a ten year cycle, include an increase in linear footage of display cases positioned on the store frontage, improved lighting and better access to the store.

Criteria for investment in real estate remains stringent. Signet seeks sites in superior malls, in particularly units located on busy centre court locations.

Jared locations are typically free-standing sites in shopping complexes with high visibility and traffic flow, and positioned close to the highway. The retail centres in which Jared stores operate normally contain strong retail cotenancies, including other destination stores such as Borders Books, Best Buy, Home Depot, Toys “R” Us and Bed, Bath & Beyond. This type of shopping centre is known as a “power strip” mall.

In 2003/04 there was a net increase in US division total selling space of approximately 7%, in line with the target of 6% – 8% growth per year.

In 2004/05 it is planned to open about 15 Jared stores. Some 45 mall stores, the majority of which will be Kay in the enclosed mall format, and up to ten additional off-mall Kay locations will also be opened. Approximately 20 mall stores are planned for closure. The programme should result in a net increase in retail space of approximately 8% by the end of 2004/05.

Signet may consider selective purchases of mall stores that meet its acquisition criteria regarding location, quality of real estate, customer base and return on investment.

Kay
The expansion of Kay as a nationwide chain is an important element of the US growth strategy. Kay, with 717 primarily mall stores in 50 states at 31 January 2004 (1 February 2003: 676 stores), is targeted at the middle income consumer. It is believed that in the longer term there is potential to expand the Kay chain by around 200 mall stores (net of closures). The average retail price of merchandise sold in the Kay chain during 2003/04 was $257 (2002/03: $242) and average sales per Kay store were $1,548,000 (2002/03: $1,490,000).

A test of Kay stores in off-mall shopping centres was commenced in 2003/04 with the opening of ten stores, and it is intended that a further ten will be opened in 2004/05. Kay stores in this format are expected to have a lower capital expenditure and lower

The following table sets out information concerning the US stores operated by Signet during the period indicated:

	2003/04	2002/03	2001/02

Number of stores:

Total opened during the year(1)	69	48	53
Kay(2)	49	22	29
Regional chains	8	14	12
Jared	12	12	12

Total closed during the year	(16)	(23)	(27)
Kay	(8)	(13)	(12)
Regional chains	(8)	(10)	(15)
Jared	–	–	–

Total open at the end of the year	1,103	1,050	1,025
Kay(2)	717	676	667
Regional chains	307	307	303
Jared	79	67	55

Increase in space	7%	6%	6%
Percentage increase in like for like sales	4.6%	5.4%	0.6%
Average sales per store in thousands (total)(3)	$1,747	$1,665	$1,597
Average sales per store in thousands (excluding Jared)(3)	$1,549	$1,511	$1,475

(1)	Figures for stores opened during the year are adjusted for the impact of conversions of format between Kay and regional chains.
(2)	Includes test of Kay stores in off-mall shopping centres.
(3)	Based upon stores operated for the full financial year.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	9

Back to Contents

US operating review (continued)

sales per store at maturity than that of the Kay chain average. Management believes that the off-mall Kay format may present a potential opportunity to grow the chain in new shopping centres that have not been considered previously.

Regional chains
Signet also operates US mall stores under a variety of established regional trade names (see Description of property, page 20). The leading brands include JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. At 31 January 2004 307 regional stores operated in 31 states (1 February 2003: 307 stores). The opening of new regional chain stores is considered if real estate satisfying the investment criteria becomes available in their respective trading areas or in adjacent areas where marketing support can be cost effective. The average retail price of merchandise sold in the regional chains during 2003/04 was

$281 (2002/03: $265). The average sales per store in the regional chains were $1,550,000 (2002/03: $1,558,000).

Jared
Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market. Its main competitors are independent operators, with the next largest chain having 22 stores. If Jared were a stand-alone operation it would be the seventh largest US speciality jewellery company by sales.

Jared targets an underserved sector at the upper end of the middle market. The customer profile is of a more mature, higher income customer than that of Signet’s US mall stores. An important advantage of a destination store is that the potential customer visits the store with the intention of making a jewellery purchase, whereas in a mall there is a greater possibility of the intended spend being diverted to non-jewellery purchases.

The following map shows the number and locations of Kay, regional and Jared stores at 31 January 2004:

Washington
Kay 11
Jared 3
Regional stores 17
Oregon
Kay 10
Regional stores 2
Idaho
Kay 1
Montana
Kay 3
North Dakota
Kay 3
Minnesota
Kay 7
Regional stores 14
Michigan
Kay 28
Jared 5
Regional stores 25
Ohio
Kay 41
Jared 7
Regional stores 60
Kay off-mall 1
Vermont
Kay 3
Maine
Kay 4
New Hampshire
Kay 5
Regional stores 5
Massachusetts
Kay 24
Regional stores 12
Rhode Island
Kay 2
Regional stores 1
Kay off-mall 1
New York
Kay 39
Regional stores 9
Jared 1
Connecticut
Kay 10
Regional stores 4
Pennsylvania
Kay 51
Jared 3
Regional stores 16
New Jersey
Kay 13
Regional stores 2
Kay off-mall 1
Delaware
Kay 1
Maryland
Kay 24
Jared 2
Regional stores 8
Kay off-mall 1
Virginia
Kay 27
Jared 6
Regional stores 19
West Virginia
Kay 8
Regional stores 2
Wisconsin
Kay 10
Jared 2
Regional stores 10
South Dakota
Kay 2
Wyoming
Kay 1
Nevada
Kay 4
Jared 2
Nebraska
Kay 2
Iowa
Kay 14
Illinois
Kay 24
Jared 5
Regional stores 12
Kay off-mall 2
Indiana
Kay 18
Regional stores 9
Kentucky
Kay 16
Regional stores 8
Utah
Kay 1
Jared 1
Colorado
Kay 8
Jared 5
Regional stores 1
Kansas
Kay 4
Regional stores 2
Missouri
Kay 14
Regional stores 2
California
Kay 42
Jared 2
Regional stores 4
Kay off-mall 1
Arizona
Kay 11
Jared 5
Regional stores 5
New Mexico
Kay 2
Oklahoma
Kay 3
Arkansas
Kay 3
Tennessee
Kay 19
Jared 3
Regional stores 8
North Carolina
Kay 25
Jared 4
Regional stores 4
South Carolina
Kay 14
Regional stores 5
Mississippi
Kay 6
Alabama
Kay 16
Regional stores 1
Georgia
Kay 28
Jared 5
Regional stores 8
Kay off-mall 2
Louisiana
Kay 8
Regional stores 1
Texas
Kay 38
Jared 9
Florida
Kay 56
Jared 9
Regional stores 26
Kay off-mall 1
Alaska
Kay 2
Hawaii
Kay 1

10	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

The typical Jared store has about 4,700 square feet of selling space and 5,900 square feet of total space. Its size permits significantly expanded product ranges and enhanced customer services, including in-store repair and custom design facilities. A private viewing room is available for customers when required. There are also complimentary refreshments and a children’s play area.

There were 79 Jared stores at 31 January 2004 (1 February 2003: 67 stores). The average retail price of merchandise sold in Jared stores during 2003/04 was $586 (2002/03: $558), which was more than double that of a Signet US mall store. The average sales per Jared store were $4,603,000 (2002/03: $4,310,000).

In the first five years of trading a Jared store is projected to have a faster rate of like for like sales growth than that of a mall store at maturity. At the end of this period the projected operating margin is expected to have risen to around that of the mall store at maturity, with a greater return on capital employed. At 31 January 2004 some 45% of the Jared stores had been open for less than 30 months and only 15 had been open for more than five years.

Since the first Jared store opened in 1993, the concept has been continually evaluated, developed and refined. Management believes that the chain enjoys a number of competitive advantages, including leveraging the division’s established infrastructure, access to a pool of experienced store management, and availability of capital required to develop and grow the brand.

Management believes that the Jared concept has considerable growth potential and over 100 suitable markets have been identified for future expansion, with many of these markets able to support multiple locations. Accordingly, in the longer term, the chain has the potential to expand nationwide to over 200 stores, generating annual sales of over $1 billion based on the current performance of existing Jared stores.

Management, personnel, training and incentives
A retail jewellery sale normally requires face-to-face interaction between the customer and the sales associate, during which the items being considered are removed from the display cases and presented one at a time while their qualities are explained to the customer. Consumer surveys indicate that a key factor in the retail purchase of jewellery is the customer’s confidence in the sales associate. In order to allow staff more time for selling and customer service, a series of “World Class Store Systems” initiatives were taken. These have resulted in further improvements in special orders capabilities and upgrades to point of sale computers to enable improvements in store administration.

It is believed that highly trained store sales staff with the necessary product knowledge to communicate the competitive value of the merchandise are critical to the success of the business. The US division’s substantial training and incentive programmes for all levels of store staff are designed to play an important role in recruiting, educating and retaining qualified store staff. The preferred practice is to promote managers of all levels from within the organisation in order to maintain continuity and familiarity with company practice.

Retail sales personnel are encouraged to become Certified Diamontologists by graduating from a comprehensive diamond correspondence course provided by the Diamond Council of America. Approximately 63% of full time sales staff who have completed their probationary period are Certified Diamontologists or are training to become certified. Employees often continue their professional development through completion of correspondence courses on gemstones.

All store personnel are required to meet daily performance standards and commit to goals. After completion of basic training, sales staff are paid a commission based on their individual sales performance and on meeting monthly store sales targets. Sales contests and incentive programmes also reward achievement of specific goals with travel or additional cash awards. In addition to sales based incentives, bonuses are paid to store managers and district managers based on the achievement of key performance objectives. In 2003/04 approximately 23% (2002/03: 22%) of store personnel remuneration was incentive-based.

Management believes that the retention and recruitment of highly qualified and well-trained staff in the US head office in Akron, Ohio are essential to supporting the stores. A comprehensive in-house curriculum supplements specific job training and emphasises the importance of the working partnership between stores and headquarters.

US head office bonuses are mainly based on the performance of the division against predetermined annual profit targets. Promotion decisions for all non-management head office personnel are based on performance against service level and production goals; for managers they are based on annual objectives and performance against individual job requirements.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	11

Back to Contents

US operating review (continued)

Merchandising and purchasing
It is believed that selection, availability and value for money of merchandise are all factors that are critical to success. The range of merchandise offered and the high level of stock availability are supported in the US business by extensive and continuous research and testing. Best-selling products are identified and their rapid replenishment ensured through analysis of product trials. This approach, along with the direct sourcing of loose polished diamonds, enables the division to deliver a focused assortment of merchandise to maximise sales, minimise discounting and accelerate inventory turn.

Sophisticated inventory management systems for merchandise testing, assortment planning, allocation and replenishment have been developed and implemented. Approximately two-thirds of the merchandise is common to all US division mall stores, with the remainder allocated to reflect demand in particular markets. It is believed that the merchandising and inventory management systems, as well as improvements in the productivity of the centralised distribution centre, have allowed the division to achieve inventory turns comparable to those of most of its quoted competitors although it has a more immature store base.

Programmes have been developed in conjunction with certain vendors for the provision of branded jewellery merchandise. For example, the Leo Diamond range is sold exclusively by Signet in the US and the UK. Management believes that the US division’s merchandising process, market share and relationship with suppliers position the business as an ideal partner to launch new branding initiatives.

Other merchandising initiatives offer a distinctive product selection. For example, in Jared an opportunity to increase watch sales and thereby also attract additional customer traffic has been identified. Therefore a major ongoing initiative has been taken to increase the number of Jared stores that stock premium watch brands, including Rolex, Tag Heuer, Omega and Tissot. Another example is the promotion of “right hand rings”, diamond fashion rings intended to be worn on the right hand rather than as bridal jewellery, which is traditionally worn on the left ring finger. De Beers specifically marketed this product in its nationwide print advertising throughout 2003/04, and is expected to continue to do so in 2004/05.

In 2003/04 the bridal category accounted for approximately 44% of merchandise sold, continuing the steady growth over the past five years.

The table below sets out Signet’s US merchandise sales mix as a percentage of sales:

Merchandise mix
	Percentage of sales

	2003/04	2002/03	2001/02
	%	%	%

Diamonds and diamond jewellery	70	69	67
Gold jewellery	8	8	10
Gemstone jewellery	10	10	10
Watches	6	6	6
Repairs	6	7	7

	100	100	100

Approximately 55% of US diamond merchandise sold is sourced through contract manufacturing; Signet purchases loose polished diamonds on the world market and outsources the casting, assembly and finishing operations to third parties. It is believed that this approach results in a competitive cost and quality advantage. Contract casting and the setting of loose diamonds are generally utilised on basic items or programmes with proven non-volatile historical sales patterns that represent a lower risk of over or under purchasing. This purchasing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of negotiating better pricing for the supply of finished products.

Merchandise considered likely to have less predictable sales patterns is purchased complete as finished product. This strategy provides the opportunity to reserve stock held by vendors and to make supplier returns or exchanges, thereby reducing the risk of over or under purchasing.

Merchandise held on consignment is used to enhance product selection and test new designs. This minimises exposure to changes in fashion trends and obsolescence and provides the flexibility to return non-performing merchandise. At 31 January 2004 the US division held approximately $144 million (1 February 2003: $116 million) of merchandise on consignment (see note 12 on page 72).

In 2003/04 the five largest suppliers collectively accounted for approximately 26% (2002/03: 29%) of total US purchases, with the largest supplier accounting for approximately 10% (2002/03: 13%).

Marketing and advertising
Store brand name recognition by consumers is believed to be an important factor in jewellery retailing, as the products themselves are predominantly unbranded. Signet continues to strengthen and promote its US brands and build store brand name recognition

12	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

through a range of media advertising including television, radio, print, catalogues, direct mail, point of sale signage, in-store displays and the Internet. Gross advertising and marketing expenditure was increased by 8.6% to $119.9 million in 2003/04 (2002/03: $110.4 million), primarily to support total mall sales growth and the continued expansion of the Jared concept. Gross expenditure as a percentage of sales was 6.4% (2002/03: 6.4%). The total expenditure for advertising and marketing support for Kay and each of the regional brands was approximately 6% of their respective total sales for the year.

Advertising activities are concentrated on periods when customers are expected to be most receptive to the marketing message. During the 2003 Christmas trading period the number of Kay television impressions increased by 7%. The proportion of television advertising expenditure to sales has increased, and the cost of network television advertising is leveraged as the number of stores increases. The romance and appreciation based theme of its advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has improved name recognition of the chain.

Promotional campaigns for Jared and regional chains use cost-effective regional radio advertising as the primary medium to support and enhance name recognition. For the regional chains the campaigns are supported by direct mail. For Jared a regional television advertising programme was expanded to 22 selected markets. Management believes that when the Jared chain reaches the critical mass to justify national network television advertising, the most efficient and cost-effective form of marketing, brand name recognition will be enhanced nationwide, thus providing improved access to prime store real estate sites in large, high cost advertising markets and increased marketing leverage.

Each year the US division produces 11 catalogues that feature a wide selection of merchandise and are prominently displayed in stores. Catalogues are also mailed direct to targeted customers.

Statistical and technology based systems are employed to support a direct marketing programme that uses a proprietary database of over 19 million names to strengthen the relationship with customers. The programme targets current customers with special savings and merchandise offers during the key trading periods. In addition, invitations to special promotional in-store events are extended throughout the year.

Each of the US brands now has an informational web site and during 2003/04 the Jared site was enhanced. The expanded web sites for Kay, JB Robinson and Jared display a selection of merchandise assortments, provide store locations, and allow for customer registration and credit application on-line.

Credit operations
Management regards the provision of an in-house credit programme as a competitive advantage for a number of reasons. It allows management to establish and implement customer service standards in the context of the business. It also provides a database of regular customers and their spending patterns. Investment in systems and management of credit offerings appropriate for the business can also be facilitated in a more cost-efficient manner than if managed by a third party provider. Furthermore it is believed that the various credit programmes offered help to establish long-term relationships with customers and complement the marketing strategy by encouraging additional purchases and higher unit sales.

The table below presents data related to the in-house credit business for the past three financial years. Since the credit accounts were centralised in 1994 the credit offer and performance have been consistent, and despite the more recent challenging environment there has been a steady improvement in performance over the economic cycle. The average outstanding balance at year end was $729 (2002/03: $688).

The credit portfolio turns approximately every seven months and the monthly collection rate has increased to approximately 14.8%.

	2003/04	2002/03		2001/02

Credit sales ($m)	924.3	859.6		817.2
Credit sales as % of total sales	49.3%	49.5%		50.4%
Number of active credit accounts at year end	807,272	798,761		799,043
Average outstanding account balance ($)	729	688		660
Average monthly collection rates	14.8%	14.5%		13.9%
Bad debt as % of total sales	2.8%	3.0%	(1)	3.2%
Bad debt as % of credit sales	5.6%	6.0%	(1)	6.3%

(1)	Before a $2.2 million benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	13

Back to Contents

US operating review (continued)

The bad debt charge for the year, at 5.6% of credit sales, was at the bottom end of the range over the last eight years. In-house credit sales represented 49.3% of total US sales in 2003/04 (2002/03: 49.5%). Certain programmes offer interest-free financing, subject to certain conditions. In most states customers are offered optional third party credit insurance.

Authorisation and collections are all performed centrally at the US headquarters on an automated basis, rather than by store staff. The majority of credit applications can be processed and approved in less than two minutes; they can be made via in-store terminals, through a toll-free phone number or on-line through the marketing web sites. All applications are evaluated by the scoring of credit data and data obtained through third party credit bureaux. Improved scoring models that use statistical methods and support credit decision systems and strategies have been implemented in 2003/04. In addition to the in-house credit card, the US stores accept major credit cards. Credit card sales are treated as cash sales and accounted for approximately 36% of total US sales during the year.

Investment in staff, training and systems to maintain or improve the quality of the credit portfolio continued throughout 2003/04. Collection strategies and efforts continued to include increased emphasis on contacting credit accounts at early stages of delinquency.

Management tools and communications
The US division’s highly integrated and comprehensive information systems provide detailed, timely information to monitor and evaluate virtually every aspect of the business and are designed to decrease the time sales staff spend on administrative tasks and increase time spent on sales activities. They also support merchandise testing, loss prevention and inventory control.

All stores are supported by the internally developed Store Information System, which includes electronic point of sale (“EPOS”) processing, in-house credit authorisation and support, a district manager information system and a satellite-based communications system that supports data transmissions and company-wide e-mail. The EPOS system updates sales, in-house credit and perpetual inventory replenishment systems from data captured throughout the day for each store.

Regulation
Signet US is required to comply with numerous US federal and state laws and regulations covering areas such as consumer protection, consumer privacy, consumer credit, consumer credit insurance, truth in advertising and employment legislation. Management endeavours to monitor changes in these laws to ensure that its practices comply with appropriate requirements.

14	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

UK operating review

Overview
Signet is the largest speciality retailer of fine jewellery in the UK, with 604 stores and a total market share of approximately 17%. It trades as H.Samuel (17.7% of Group sales), targeting the middle market, and Ernest Jones (12.9% of Group sales), positioned at the upper end of the middle market. Total sales during 2003/04 were £501.0 million (2002/03: £473.6 million).

At 31 January 2004 there were 407 H.Samuel stores and 197 Ernest Jones stores (including 16 Leslie Davis stores). Approximately 49% of these are found in prime “High Street” locations (main shopping streets with high pedestrian traffic) and 51% are located in covered or enclosed shopping malls. High Street stores accounted for 42% of total UK sales and shopping mall stores for 58%. H.Samuel is the largest chain of speciality retail jewellers in the UK and its stores are located in virtually every medium and large retail centre. Ernest Jones, the second largest speciality retail jewellery chain, is represented in most large retail centres.

The UK strategy is to increase the average transaction value by focusing on fast growing product categories, particularly diamond jewellery, thereby improving store productivity and achieving operational leverage.

Competitive advantages
Signet attributes its leading position in the UK speciality retail market to a range of competitive advantages in merchandising, store operations, marketing and real estate, which are summarised below and explained in greater detail on pages 16 to 19.

•	Merchandising
Management believes that the division’s capacity to contract with jewellery manufacturers to assemble products utilising directly sourced loose polished diamonds and gold allows for delivery of better value to the customer.

•	Store operations
The sale of diamond jewellery requires increased standards of product knowledge and customer service from sales associates. The division develops and invests in training procedures and materials tailored to its own requirements to help achieve this. In addition it can take advantage of economies of scale in recruitment and store administration.

•	Marketing
The UK division has strong and well established brands and leverages them with print and television advertising and marketing catalogues.

•	Real estate
The competitive advantage of national coverage for both brands and the prime locations of stores is being enhanced by the rollout of a new format designed to increase the sale of diamonds and fine jewellery, thereby increasing sales per store.

The UK business also enjoys a competitive advantage due to its close relationship with Signet’s US operations. Synergies are gained by sharing knowledge in merchandising, marketing, operations, best practice procedures and systems.

Initiatives in 2003/04
Specific initiatives taken to strengthen the division’s competitive position include:

•	development of branded diamonds,

•	improvement in visual merchandising,

•	test television advertising for H.Samuel and Ernest Jones,

•	further development of catalogue design and distribution,

•	enhancement of selection and training processes for sales associates and management,

•	introduction of enhanced computer systems accessible from all stores, which help automate and standardise processes, facilitate training and improve communication, and

•	extension of new store design to an additional 35 stores.

Market place
Although reliable figures on the size of the UK jewellery market are difficult to obtain, management believes that in calendar year 2003 the size of the total UK market for fine jewellery, costume jewellery and watches was approximately £3.5 billion ($5.9 billion) (including VAT of 17.5%). The market includes speciality retail jewellers and non speciality jewellery retailers such as mail order catalogues, catalogue showrooms and jewellery departments in department stores.

The UK retail jewellery industry is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are approximately 7,000 speciality retail jewellery stores in the UK.

In the middle market H.Samuel competes with a large number of independent jewellers, the only competitor of significant size being F Hinds (108 stores). Competition at the lower end of the H.Samuel product range also comes from catalogue showroom outlets such as Argos and discount jewellery retailers such as Warren James.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	15

Back to Contents

UK operating review (continued)

In the upper middle market Ernest Jones’ competition is from independent speciality retailers and a limited number of other upper middle market jewellery groups such as Goldsmiths Group (165 stores); Beaverbrooks (52 stores); and MW Group (35 stores).

Based on exit surveys introduced during the year, management believes that customers are attracted to H.Samuel because it is perceived to be friendly, approachable and relaxed, whilst delivering a knowledgeable and efficient service with a wide product range. Ernest Jones is perceived to offer a personalised service with high standards of expertise, integrity and professionalism.

Store operations
As part of the programme to increase sales and store productivity by focusing on the fast growing diamond category, a new store design better suited to the sale of diamonds and fine jewellery has been developed to allow greater interaction between sales associates and customers.

The new format features open frontages which are intended to make the store more accessible and inviting to the customer, as well as improved presentation of the merchandise. The design draws on the Group’s mall store experience in the US, and for mall locations includes display cases on the frontage with the concourse rather than the traditional window presentation. High Street stores have wide floor-to-ceiling windows which provide views directly into the store. The merchandise is displayed in low level units and wall display cases that serve as both counter and display case, and allow the sales associate to present an assortment of merchandise to the customer without having to break away to select additional merchandise from the window displays.

The performance of the new format has continued to be encouraging. The reformatted stores outperformed their peer groups and achieved a rise in both diamond sales and average ticket price. An additional 35 stores, primarily H.Samuel, were trading in the new format at 31 January 2004, bringing the total to 52. A multi-year rollout plan for the new format is being implemented as part of the normal refurbishment cycle. It is planned to refurbish 75 – 85 stores in 2004, the majority being H.Samuel.

Details of recent investment in the store portfolio are set out below:

	Number of stores

	2003/04	2002/03	2001/02

Store refurbishments
and relocations	32	42	93
New H.Samuel stores	–	4	10
New Ernest Jones stores	5	8	9

Fixed capital expenditure	£13m	£14m	£15m

A dedicated store operations management team for each of the H.Samuel and Ernest Jones chains supports and manages their development.

H.Samuel
H.Samuel, accounting for 17.7% of Group sales in 2003/04 (2002/03: 17.4%), offers a range of jewellery, gold, watches and gifts (see page 18, Merchandise mix). At 31 January 2004 the chain had average selling space of 1,125 square feet per store.

The average retail price of items sold in 2003/04 was £35, reflecting the proportion of gifts in the sales mix, which has been declining over time. This is planned to continue as the percentage of diamond jewellery sales increases. The average retail price has increased at a compound annual growth rate of 7.0% over the last five years. Average sales per store in 2003/04 were £707,000 having increased at a compound annual growth rate of 4.7% over the last five years. The number of H.Samuel stores is likely to be broadly stable, as there are limited opportunities to open new sites and the number of markets with multiple units continues to be rationalised.

H.Samuel store data
	2003/04	2002/03	2001/02

Number of stores
Opened during year	–	4	10
Closed during year	(11)	(8)	(16)
Open at end of year	407	418	422
Percentage increase in like for like sales	3.5%	2.6%	6.4%
Average retail price of items sold(1)	£35	£33	£31
Average sales per store in thousand (exc. VAT)(2)	£707	£677	£667

(1) Excluding accessories, repairs and warranties.
(2) Including only stores operated for the full financial year.

16	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Ernest Jones (including Leslie Davis)
Ernest Jones sales accounted for 12.9% of Group sales in 2003/04 (2002/03: 11.7%). Where market size permits the Ernest Jones chain follows a two-site strategy, using the trade names Ernest Jones and Leslie Davis.

The principal product categories are diamonds, branded watches and gold jewellery, which are all merchandised and marketed to appeal to the more affluent upper middle market customer (see page 18, Merchandise mix). Ernest Jones retails an extensive range of diamond and gold jewellery and prestige watches such as Rolex, Cartier, Gucci, Raymond Weil, Tag Heuer, Omega and Rado; contemporary fashion watches such as Emporio Armani, Hugo Boss, DKNY and Calvin Klein; and a range of traditional watches including Rotary, Seiko and Tissot.

At 31 January 2004 the chain had an average selling space of 849 square feet per store. The average retail price of items sold in 2003/04 was £139, and has increased at a compound annual growth rate of 5.0% over the last five years. Over the same period average sales per store increased at an annual compound growth rate of 12.0% and reached £1,101,000 at 31 January 2004. Management considers that there is potential to increase the number of Ernest Jones stores to approximately 225 as suitable sites and watch agencies become available.

Ernest Jones store data(1)
	2003/04	2002/03	2001/02

Number of stores
Opened during year	5	8	9
Closed during year	–	–	(2)
Open at end of year	197	192	184
Percentage increase in like for like sales	8.4%	9.4%	14.6%
Average retail price of items sold(2)	£139	£130	£119
Average sales per store in thousand (exc. VAT)(3)	£1,101	£1,030	£919

(1)	Including Leslie Davis stores.
(2)	Excluding accessories, repairs and warranties.
(3)	Including only stores operated for the full financial year.

Management, personnel, training and incentives
Management believes that customer service is one of the essential elements in the success of its business. During 2003/04 initiatives to improve customer service and raise store standards continued. Training programmes and enhanced incentive schemes have contributed to the improvement in the quality and performance of the UK staff, which has helped to increase sales.

Recruitment procedures have been enhanced to ensure that store personnel meet key basic requirements and are motivated to work within the store environment. Field and human resources management personnel play an active role in the recruitment, performance review, training and development of sales staff, thereby ensuring consistency in operating standards and procedures throughout the business. All new store personnel must complete a “selling skills” learning programme during their probationary period and thereafter undertake additional training in selling, product knowledge and customer care.

During 2003/04 a training programme and framework for measuring standards of capability, the “Signet Jewellery Academy,” was introduced for all store staff. Upon completion of each of the five levels of the Academy, the sales associate normally takes on increasing responsibilities. Personnel are also encouraged to pursue further education through courses such as the National Association of Goldsmiths’ “Jewellers Training Programme”, a two year course leading to certification by examination.

In conjunction with the Signet Jewellery Academy, training for all tiers of store operations management was also restructured and enhanced to support the initiative to improve customer service. The preferred policy is to promote store managers from within the business. At any given time each chain has a number of sales staff who are qualified to advance to store manager level, thus assuring the availability of newly trained managers familiar with operating standards and procedures.

Various incentive schemes are operated to motivate and reward performance in the stores, and sales-based bonuses are paid to sales associates. The bonus system for store managers and area managers is based on key performance targets. Performance-based remuneration tests are being carried out and could result in an increase in the proportion of performance-related payments over time.

In order to increase staff selling time and to improve efficiency, operating procedures are routinely reviewed to identify opportunities to enhance customer service and reduce in-store administrative tasks. The Signet Intranet, introduced in all stores during the year, provides a computer based platform for improved communication between stores and head office, with sales floor and back office administrative functions being simplified and standardised through this medium.

Management also believes that successful recruitment, training and retention of head office staff are essential means of supporting the stores and enhancing sales performance. Comprehensive recruitment, training and incentive programmes for head office staff are in place in the Colindale and Birmingham offices. Programmes to provide employees with structured development plans, training and career paths have been implemented. Career advancement is encouraged through the advertisement of all internal vacancies and is supported by

Signet Group plc Annual Report & Accounts year ended 31 January 2004	17

Back to Contents

UK operating review (continued)

a succession planning process. Teamwork and service to the stores are encouraged through a performance bonus plan for head office staff, which is based on the division’s results.

Opportunities for improving employment practices were identified through a “Staff Opinion Survey” in 2003. It is believed that the results provide a basis for further improvement in the motivation and retention of staff.

Merchandising and purchasing
The division retails an extensive range of merchandise including gold and silver jewellery, watches, diamond and gemstone set jewellery and gifts. As with other UK speciality retail jewellers, most gold jewellery sold is 9 carat. However, sales of 18 carat gold jewellery, particularly white gold, have been increasing in line with a rising demand for aspirational products.

The merchandise mix of H.Samuel, Ernest Jones and the UK division as a whole, is given below. In 2003/04 diamond jewellery sales accounted for 26% of total Signet UK sales versus 20% five years ago. In line with the strategy of the UK division to increase the percentage of diamonds in the merchandise mix, the compound annual growth rate of Signet UK diamond sales was 14.1% over the period, while the compound annual growth rate of all UK diamond sales was 9.1% over the same period (De Beers).

Merchandise mix
	Percentage of sales

	2003/04	2002/03	2001/02

	%	%	%

Gold and silver jewellery
H.Samuel	37	36	36
Ernest Jones	26	26	27

Signet UK	33	32	33

Watches
H.Samuel	23	24	24
Ernest Jones	31	32	34

Signet UK	26	27	28

Diamond jewellery
H.Samuel	19	18	17
Ernest Jones	36	35	33

Signet UK	26	25	23

Gifts
H.Samuel	14	14	15
Ernest Jones	3	3	3

Signet UK	9	10	10

Repairs and accessories
H.Samuel	7	8	8
Ernest Jones	4	4	3

Signet UK	6	6	6

Merchandise is purchased from a range of suppliers and manufacturers. In 2003/04 the five largest of these (all watch suppliers) together accounted for approximately 21% of total UK division purchases, with the largest accounting for approximately 6%. Only a small percentage of merchandise is purchased on consignment (see note 12 on page 72).

Economies of scale are achieved by combining the volume of purchases for H.Samuel and Ernest Jones. Some 24% of the UK business’ gold jewellery is manufactured on a contract basis in Italy through a buying office in Vicenza, thereby eliminating the costs associated with intermediaries.

Signet UK also employs contract casting for approximately 30% of the diamond merchandise sold, thereby achieving cost savings. Both H.Samuel and Ernest Jones employ experienced buyers who concentrate on product development, sourcing and supplier management appropriate to their particular needs.

Merchandising teams work in conjunction with the buyers and focus on assortment planning, branch grading, repeat orders, inventory levels and margin management. Product category reviews are regularly carried out with a focus on increasing potential gross margin return on investment. Rigorous test marketing procedures are used to trial products, and their subsequent distribution is made strictly against rates of sale.

In recent years steps have been taken to strengthen the merchandising and purchasing functions, especially for diamonds. The diamond ranges have been rationalised, with greater focus on key items, and a wider choice in the most popular categories is offered whilst peripheral merchandising is reduced. Branded diamonds exclusive to Signet have been introduced in recent years. The Leo Diamond is now available in all Ernest Jones stores, and the Forever Diamonds range continues to be rolled out in H.Samuel; it was available in 50 stores in 2002/03, 120 in 2003/04 and will be in 200 by the end of 2004/05.

Each store is assigned a range of merchandise that reflects local buying patterns. Display equipment and layouts are constantly reviewed and updated, and new display formats that draw upon the US division’s experience are being implemented.

Marketing and advertising
Gross expenditure on marketing and advertising amounted to 2.5% of sales in 2003/04 (2002/03: 2.2% and 2001/02: 2.1%). Marketing campaigns have been tailored to reinforce and develop further the distinct brand identities of H.Samuel as a middle market jewellery chain and Ernest Jones as a more upmarket diamond and watch specialist. Both campaigns aim to expand the overall customer base and improve customer loyalty.

18	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

The primary marketing and advertising medium employed in 2003/04 consisted of a series of catalogues for each brand, distributed as inserts in newspapers and magazines and available in all stores. The quality of catalogues was improved and their distribution was better targeted. Ernest Jones also benefited from increased catalogue quantities.

Television advertising was tested for both chains during Christmas 2003. It was the first time television advertising had been tested for Ernest Jones, with advertisements running in the London area, comprising about 25% of its store base. For H.Samuel, it was the first large-scale test and ran in the Midlands and northern England, representing about 40% of its store base. It is planned to continue the advertising trial in 2004.

Public relations support was increased for both brands, resulting in greater coverage by national and consumer lifestyle media titles. Targeted marketing was increased to publicise special promotional events such as design days at Ernest Jones and collectors’ events at H.Samuel.

During 2003/04 the content and interactivity of the UK marketing web sites (www.hsamuel.co.uk, www.ernestjones.co.uk and www.lesliedavis.co.uk) continued to be developed. The sites have seen a substantial increase in visitor traffic.

Insurance loss replacement business
Management believes that Signet is the leading UK jewellery retailer in the insurance loss replacement business, which involves the settlement of insurance claims by product replacement through jewellery stores rather than by cash settlements from the insurance company. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the division is well positioned to benefit from insurance companies increasingly settling claims in this manner. H.Samuel and Ernest Jones also benefit from the resulting higher customer traffic in the stores and the opportunity to create and build relationships with new customers. During the year software systems were improved and a new insurance call centre was opened in February 2004, facilitating further expansion of this sector of the UK business.

Credit operations
Whilst the division does not have an in-house credit operation, it does accept major credit cards. Credit card sales are treated as cash transactions and accounted for approximately 31% of sales during 2003/04 (2002/03: 33%). During the period approximately 3% (2002/03: 2%) of sales in the UK were made pursuant to interest-free programmes available for purchases above a particular price. The receivables for the interest-free programmes are sold at a discount on a limited recourse basis and administered by an unaffiliated company.

Management tools and communications
The administration centre at Colindale in North London is the head office for UK store operations and houses the division’s core finance, human resources, information technology, payroll, and buying and merchandising functions. The distribution facility, insurance replacement business, call centre, customer services facility and some finance and information technology operations are located in Birmingham.

EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment and distribution and can enable replacement within 24 hours of any merchandise sold. A perpetual inventory process allows store managers to check stock by product category. During the year, hand held terminals were introduced to all stores to improve significantly the accuracy and speed of the stock counting process. Enhancements to all these systems have improved control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

Regulation
Various laws and regulations affect Signet’s UK operations. These cover areas such as consumer protection, consumer credit, data protection, health and safety, waste disposal, employment legislation and planning and development standards. Management monitors changes in these laws with a view to ensuring that its practices comply with legal requirements.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	19

Back to Contents

Description of property

Signet attributes great importance to the location and appearance of its stores. Accordingly, in both Signet’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

The Company has sufficient distribution capacity to meet its current requirements in the US. It is planned to increase this capacity in 2004 to support future sales growth. In the UK investment is being made to reflect the increase in diamonds in the sales mix.

US
 Substantially all of Signet’s US stores are leased. In addition to a minimum annual rental, a significant number of stores will pay additional rent based on sales above a specified base level. Under the terms of the typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditures as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. At 31 January 2004 the average unexpired lease term of US leased premises was six years and some 43% of leases had terms expiring within five years. The Jared stores are normally on 20 year leases and rents are not turnover related.

During the past five financial years the US business has been generally successful in renewing its store leases as they expire and has not experienced difficulty in securing suitable locations for its stores. It is not believed that any of the store leases are individually material to the Group’s US operations.

A 337,000 square foot head office facility is leased in Akron, Ohio.

UK
At 31 January 2004 Signet UK held ten freehold premises, 15 premises where the lease had a remaining term in excess of 25 years and 671 other leasehold premises. As is typically the case in retailing in the UK, the division’s stores are leased for terms of up to 25 years, generally under full repairing and insuring leases (equivalent to triple net leases in the US). Wherever possible Signet is shortening the length of new leases that it enters into in order to improve the flexibility of its lease commitments. Rents are usually subject to upward review every five years if market conditions so warrant. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value. At the end of the lease period, subject to certain limited exceptions, leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. At 31 January 2004 the average unexpired lease term of Signet’s leased premises in the UK was 13 years. As current leases expire, Signet believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general areas. Signet has not experienced difficulty in securing leases for suitable locations for its UK stores. It is not believed that any of the store leases are individually material to the Group’s UK operations.

Signet owns a 255,000 square foot warehouse and distribution centre in Birmingham and a 120,000 square foot administration centre at Colindale in North London.

Trademarks and trade names
Signet is not dependent on any material patents or licenses in either the US or the UK; however, it does have several well established trademarks and trade names which are significant in maintaining its reputation and competitive position in the jewellery retailing industry in both the US and the UK. These registered trademarks and trade names include the following in Signet’s US operations: Kay Jewelers; Jared The Galleria Of Jewelry; JB Robinson Jewelers; Marks & Morgan Jewelers; Belden Jewelers; Weisfield Jewelers; Osterman Jewelers; Shaw’s Jewelers; Rogers Jewelers; LeRoy’s Jewelers; Goodman Jewelers; Friedlander’s Jewelers; Every kiss begins with Kay; and Perfect Partner. These trademarks and trade names include the following in Signet’s UK operations: H.Samuel; Ernest Jones; Leslie Davis; and Forever Diamonds.

Group employees

In 2003/04 the average number of full-time equivalent persons employed (including directors) was 14,502 (UK: 4,562; US: 9,940). The Company usually employs a limited number of temporary employees during each Christmas season.

None of Signet’s employees in the UK and less than 1% of Signet’s employees in the US are covered by collective bargaining agreements. Signet considers its relationship with its employees to be excellent.

20	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Financial review
for the 52 weeks ended 31 January 2004

	2003/04		2002/03(1)		2001/02(1)

	£m	%	£m	%	£m	%

Sales:
US	1,116.2	69.0	1,134.4	70.5	1,126.0	71.4
UK	501.0	31.0	473.6	29.5	452.1	28.6

Total	1,617.2	100.0	1,608.0	100.0	1,578.1	100.0

Operating profit:
US	151.4	71.4	155.2	77.6	145.1	79.0
UK	76.6	36.2	64.7	32.4	58.8	32.0
Group central costs	(5.7)	(2.7)	(6.0)	(3.0)	(5.1)	(2.8)

	222.3	104.9	213.9	107.0	198.8	108.2
Net interest payable	(10.4)	(4.9)	(14.0)	(7.0)	(15.0)	(8.2)

Profit before tax	211.9	100.0	199.9	100.0	183.8	100.0

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Introduction
The key drivers of operating profitability are the:

•	rate of sales growth,
•	balance between like for like sales growth and sales from new space,
•	achieved gross margin,
•	level of cost increases experienced by the Group,
•	level of net bad debt charge relating to the in-house credit card in the US, and
•	movements in the US dollar to pound sterling exchange rate, since the majority of the Group’s profits are generated in the US and the Group reports in pounds sterling.

Gross margins in retail jewellery are above the average for speciality retailers reflecting the slow inventory turn. Gross margins depend on Signet’s pricing policy and movements in its costs of goods sold. In general, gross margins on gold jewellery are above the Group’s average, while diamond jewellery margins are broadly in line with the Group’s average. The gross margin on watches and gift products is normally below that of diamonds. In addition, the gross margin in a Jared store is slightly below that of a mall store, although at maturity the operating margin for a Jared store is expected to be similar to that of a mall store.

In the US, the growth of the Jared concept and anticipated changes in mix within the diamond category, result in a small downward pressure on the gross margin achieved by the US business each year. In the UK the strategy to increase diamonds has a broadly neutral impact on gross margins.

To maintain the operating profit margin the Group needs to achieve like for like sales growth sufficient to offset any adverse movement in gross margin, the increase in operating costs and the impact of immature selling space. Like for like sales growth above this level allows the Group to achieve leverage of its fixed cost base and improve operating margins; slower sales growth results in reduced operating margins.

Signet’s longer term strategy of 6% – 8% space growth in the US, with minimal net new space in the UK, means lower like for like sales growth is required in the UK than in the US to maintain operating margins.

The impact on operating profits of sales variances (either adverse or favourable) is less in the US division than the UK as certain expense items are more related to sales volumes in the US.

A key factor in driving operating margin is the level of average sales per store, with higher productivity allowing leverage of expenses both in store and in central office functions.

Movements in the US dollar to pound sterling exchange rate impact the reported results of the Group as the US division’s results are translated into pounds sterling. The Board believes it is inappropriate to hedge this exposure as the US division’s sales and costs are dollar denominated and the cash flow from the US division is largely reinvested in the US space expansion or used to pay down US dollar denominated borrowings. The Group therefore would be putting in place a cash exposure to hedge a translation risk.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	21

Back to Contents

Financial review (continued)

52 weeks ended 31 January 2004
Total Group sales rose to £1,617.2 million (2002/03: £1,608.0 million), up 0.6% on a reported basis and 7.3% at constant exchange rates. Group like for like sales were up 4.9% and new space contributed 2.4% (see table below).

Group operating margin increased to 13.7% (2002/03: 13.3% restated), leverage from like for like sales growth more than offsetting the impact of immature space growth with gross margin little changed. The growth in total sales and the increased operating margin resulted in Group operating profit advancing to £222.3 million (2002/03: £213.9 million restated), up 3.9% on a reported basis and 11.2% at constant exchange rates.

Net interest payable decreased to £10.4 million (2002/03: £14.0 million). £1.5 million of the reduction was due to exchange translation, the balance attributable to lower levels of net debt which more than offset the decrease in net interest credit on the UK defined benefit pension scheme.

Group profit before tax increased to £211.9 million (2002/03: £199.9 million restated), up 6.0% on a reported basis and 13.0% at constant exchange rates. After a tax charge of 35.3% (2002/03: 35.4%) profit for the financial period rose to £137.2 million (2002/03: £129.1 million restated). It is anticipated that the tax charge for 2004/05 will be marginally lower than that for 2003/04. Earnings per share was 8.0p (2002/03: 7.5p restated), up 6.7% on a reported basis and 12.7% at constant exchange rates.

Sales

2003/04 sales growth
	US %	UK %	Group %

Like for like	4.6	5.5	4.9
New space	3.4	0.3	2.4
Exchange translation	(9.6)	–	(6.7)

Total sales growth	(1.6)	5.8	0.6

US
Like for like sales for the US division increased by 4.6% and total US dollar sales by 8.0%. Trading in the first half was adversely affected by the geo-political situation, however the second half saw a marked improvement in the retail environment culminating in a particularly strong fourth quarter when like for like sales rose by 7.2%. The contribution from new space and the impact of exchange rate movements is shown in the table above.

UK
As in the US, trading in the first half of the year in the UK was also affected by geo-political factors, but the second half saw improved trading with a strong Christmas season when like for like sales rose by 6.7%. For the year as a whole like for like sales increased by 5.5% and total sales by 5.8%.

Operating profit

Operating margin movement
	US %	UK %		Group %

2002/03 margin	13.7	13.7	(1)	13.3	(1)
Gross margin	(0.4)	0.8		–
Expenses	0.7	0.8		0.7
New space	(0.4)	–		(0.3)

2003/04 margin	13.6	15.3		13.7

(1) Restated for the implementation of FRS 17 – ‘Retirement Benefits’ .

US
The operating margin in the US division was little changed at 13.6% (2002/03: 13.7%), with the leverage from like for like sales growth offsetting the impact of slightly lower gross margins and immature store space (see table above). The ratio of net bad debt to sales decreased to 2.8% (2002/03: 3.0%). Operating profit was £151.4 million (2002/03: £155.2 million), down 2.4% on a reported basis but up 7.1% at constant exchange rates reflecting the movement in sales.

UK
An increase in gross margin and leverage from improved store productivity meant that the UK operating margin increased to 15.3% (2002/03: 13.7% restated). Operating profit grew by 18.4% to £76.6 million (2002/03: £64.7 million restated).

Group costs
Group costs amounted to £5.7 million (2002/03: £6.0 million which included a property provision of £0.5 million).

Prior year adjustment
The Group has adopted FRS 17 – ‘Retirement Benefits’ in 2003/04. Under the market-based approach of FRS 17 there was a £6.7 million Group Scheme deficit at 1 February 2003 in comparison to a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, has been accounted for by way of a prior year adjustment charged directly to reserves to reflect this change, representing 2.7% of shareholders’ funds at 1 February 2003.

22	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Return on capital employed
The Group’s ROCE increased to 24.8% (2002/03: 24.1% restated). In the US the ROCE was 20.5% (2002/03: 21.5%) reflecting the impact of an increased proportion of immature space largely from new Jared stores. In the UK there was an increase to 47.1% (2002/03: 41.2% restated) due to improved store productivity. US capital employed included in-house credit card debtors of £292.6 million at 31 January 2004 (2002/03: £299.2 million at 1 February 2003).

Depreciation and capital expenditure
Depreciation charges were £39.3 million (2002/03: £36.6 million): £23.6 million (2002/03: £24.1 million) in the US and £15.7 million (2002/03: £12.5 million) in the UK. Capital expenditure in the US was £33.1 million (2002/03: £33.1 million) and in the UK was £17.8 million (2002/03: £16.4 million).

Dividends
In November 2003 an interim dividend of 0.341p per share was paid (2002/03: 0.310p). The Board is recommending to shareholders a final dividend of 2.16p (2002/03: 1.80p) per share for 2003/04, which, subject to shareholder approval, is to be paid on 2 July 2004 to those shareholders on the register of members at close of business on 4 June 2004. Future dividends will continue to take account of earnings, cash flow, gearing and the needs of the business.

Liquidity and capital resources
It is the objective of the Group to be broadly cash flow neutral annually, subject to timing differences, after implementing its established 6% – 8% space growth strategy in the US together with the continuing programme of store refurbishments and relocations. Factors which could impact this objective would be if a business was acquired or the Group’s distribution policy to shareholders changed.

The cash flow performance of the Group depends on a number of factors such as the:

•	operating performance of the business,
•	rate of space expansion which influences both fixed and working capital investment,
•	level of store refurbishment and relocations,
•	level of inventory investment,
•	proportion of sales made on the in-house credit card and the average monthly collection rate of the credit balances.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the proportion of sales in the US that are made utilising the in-house credit card.

In years when the rate of space expansion in the US is towards the lower end of the planned 6% – 8% range, or the level of store refurbishment and relocation are lower than the normal cycle, the Group will have a reduced levels of investment in fixed and working capital. In the last three years, when the level of investment has been lower than normal, and the trading performance has continued to grow, the Group has reduced its level of net debt.

The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of its business. As inventory is purchased for the Christmas season there is a working capital outflow which reaches its highest levels in the late autumn. This position then reverses over the key selling period of November and December. The working capital needs of the business are then relatively stable from January to August. The timing of the payment of the final dividend, normally in July, is also material.

The Board considers that the capital resources currently available are sufficient for both its present and near term requirements. The primary borrowing facilities are a $251 million securitisation against the US customer receivables which amortises between December 2005 and October 2006 and a $410 million unsecured multi-currency revolving credit facility which expires in August 2006. Further details of these and other facilities are given below.

Cash generated from operating activities increased to £203.8 million (2002/03: £182.2 million), reflecting the funding of working capital investment from the increase in operating profit. It is anticipated that in 2004/05 there will be a further increase in working capital due to planned store openings. Net financing costs of £11.0 million (2002/03: £16.5 million) and tax of £69.0 million (2002/03: £57.3 million) were paid. Cash flow before investing activities was £123.8 million (2002/03: £108.5 million).

Group capital expenditure was £50.9 million (2002/03: £49.5 million). Disposal proceeds were £0.2 million (2002/03: £1.3 million). The level of capital expenditure was some 1.3 times the depreciation charge. Capital expenditure in 2004/05 is expected to be approximately £80 million, most of which will be store related. Equity dividends of £36.7 million (2002/03: £30.8 million) were paid.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	23

Back to Contents

Financial review (continued)

Net debt
Net debt at 31 January 2004 was £79.9 million (1 February 2003: £140.1 million, £122.6 million restated at constant exchange rates). Group gearing (net debt to shareholders’ funds) at the year end was 11.0% (1 February 2003: 20.7%). Under UK GAAP, bank loans and overdrafts at 31 January 2004 include a $251.0 million borrowing secured against the Group’s US customer receivables (1 February 2003: $251.0 million). Excluding this $251.0 million facility net cash was £58.0 million (1 February 2003: net cash £12.9 million).

The Company funds part of its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The aggregate outstanding principal amount of the certificates totalled $251.0 million at 31 January 2004 and 24 March 2004. The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ends in December 2005, with a final expected principal payment date in November 2006.

In January 2002 the Group entered into a $70 million Conduit securitisation facility (the “Conduit”). Under this securitisation, interests in the US receivables portfolio held by a trust could be sold to Sheffield Receivables Corporation (a US subsidiary of Barclays Capital Inc.) in the form of an unsecured revolving variable rate certificate. The Conduit bears interest at a margin of 0.375% above the cost of funds paid by Sheffield Receivables Corporation. At 31 January 2004 and 24 March 2004 the amount outstanding under the Conduit was $nil.

In August 2001 the Group and certain of its subsidiaries entered into a $410 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”) under which a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits on, inter alia, the following terms:

•	the Facility Agreement bears a maximum margin of 0.85% above LIBOR, though the margin may be lower dependent upon the performance of the Group. Since the commencement of the facility the margin has been 0.65% above LIBOR; and

•	the Facility Agreement is guaranteed by the Group’s principal holding and operating subsidiaries.

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria (see note 16 on page 74). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 31 January 2004 and 24 March 2004 the amount outstanding under the Facility Agreement was $nil.

In July 1998 the Group entered into a $60 million unsecured seven year senior note issue (“Loan Note”), bearing a 7.25% fixed coupon. The Loan Note is also guaranteed by the Group’s principal holding and operating subsidiaries. The continued availability of the Loan Note is conditional upon the Group achieving certain financial performance criteria (see note 16 on page 74). The Loan Note also has certain provisions which are customary to this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 31 January 2004 and 24 March 2004 the amount outstanding under the Loan Note was $30 million (1 February 2003: $45 million).

The principal financial covenants on each of these facilities are set out in note 16 on page 74.

It is the policy of the Group to enter into interest rate protection agreements in respect of at least 75% of its forecast US dollar borrowings. At 31 January 2004 the interest rate of forecast US dollar borrowings for 2004/05 was capped effectively at 5.66%.

Pensions
An actuarial valuation of the UK defined benefit pension scheme (“the Group Scheme”) was carried out at 5 April 2003. The market value of the Group Scheme’s assets at that date was £82.2 million, a deficit of £6.7 million on the Group Scheme’s accrued liabilities. As a result of the valuation the Group has recommenced contributions to the Group Scheme and in 2003/04 this amounted to £1.2 million. In 2004/05 contributions are expected to be £3.7 million. The Group has adopted FRS 17 – ‘Retirement Benefits’ and the FRS 17 valuation at 31 January 2004 showed a surplus in the Group Scheme of £1.8 million.

Contingent property liabilities
Approximately 150 UK property leases had been assigned by the Group up to 31 January 2004 (and remained unexpired and occupied by assignees at that date) and approximately 40 additional properties were sub-let at that date. Should the assignees or sub-tenants fail to fulfil any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

24	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Contractual obligations
Long term debt comprises borrowings with an original maturity of greater than one year. Purchase obligations comprise contracts entered into for the forward purchase of gold and US dollars with an original maturity of greater than one year. These contracts are taken out to manage market risks. It is expected that operating commitments will be funded from future operating cash flows and no additional facilities will be required to meet these obligations.

As at 31 January 2004	Less than	Between one	Between three	More than
	one year	and three years	and five years	five years	Total

	£m	£m	£m	£m	£m

Long-term debt obligations	8.2	146.2	–	–	154.4
Finance lease obligations	2.4	–	–	–	2.4
Operating lease obligations	120.4	224.9	203.2	563.9	1,112.4
Purchase obligations	19.3	4.1	–	–	23.4
Creditors falling due after one year	–	–	–	11.1	11.1

Total	150.3	375.2	203.2	575.0	1,303.7

Impact of constant exchange rates
The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout these accounts. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, earnings per share and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

			(1)
							2002/03	Growth at
				Growth at	Impact of		at constant	constant
		2002/03		actual	exchange rate		exchange rates	exchange rates
	2003/04	as restated		exchange rates	movement		(non–GAAP)	(non–GAAP)

	£m	£m		%	£m		£m	%

Sales by origin and destination
UK	501.0	473.6		5.8	–		473.6	5.8
US	1,116.2	1,134.4		(1.6)	(101.2)		1,033.2	8.0

	1,617.2	1,608.0		0.6	(101.2)		1,506.8	7.3

Operating profit:
UK – Trading	76.6	64.7		18.4	–		64.7	18.4
– Group central costs	(5.7)	(6.0)		n/a	–		(6.0)	n/a

	70.9	58.7		n/a	–		58.7	n/a
US	151.4	155.2		(2.4)	(13.9)		141.3	7.1

	222.3	213.9		3.9	(13.9)		200.0	11.2

Profit before tax	211.9	199.9		6.0	(12.4)		187.5	13.0

Earnings per share	8.0p	7.5p		6.7	(0.4	)p	7.1p	12.7

			Impact of	At constant
			exchange rate	exchange rates
	31 January 2004	1 February 2003	movement	(non–GAAP)

	£m	£m	£m	£m

Net debt	(79.9)	(140.1)	17.5	(122.6)

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

Signet Group plc Annual Report & Accounts year ended 31 January 2004	25

Back to Contents

Financial review (continued)

Critical accounting policies
Critical accounting policies covering areas of greater complexity or those particularly subject to the exercise of judgement are listed below. There are no material off-balance sheet structures under UK GAAP. The principal accounting policies are set out in note 1 on pages 62 to 64.

UK retirement benefits
In 2003/04 the Group implemented FRS 17, resulting in a charge of £18.1 million that has been accounted for as a prior year adjustment charged directly to shareholders’ funds. Full details are given in note 17 on page 75. The surplus or deficit on the Group Scheme that is charged to shareholders’ funds through the Statement of Recognised Gains and Losses is subject to a number of assumptions and uncertainties. A qualified actuary is engaged to calculate the expected liabilities of the Group Scheme based on assumptions regarding salary and pension increases, inflation rates, discount rates and the long term rate of return expected on the Group Scheme’s assets. Details of these assumptions are given in note 22 on page 80. The value of the assets of the Group Scheme is measured as at the balance sheet date, this being particularly dependent on the value of equity investments held by the Group Scheme at that date.

Revenue recognition
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

Stock valuation
Stock is valued on a first-in, first-out basis and includes appropriate overheads. Where necessary provision is made for obsolete, slow-moving and damaged stock. This provision represents the difference between the cost of the stock and its estimated market value, based upon stock turn rates, market conditions and trends in consumer demand. In the US stock losses are recognised at the mid-year and fiscal year end based on complete physical inventories. In the UK stock losses are estimated for the period from the last stock count date to the end of the financial year on a store by store basis. These estimates are based on the overall divisional stock loss experience since the last stock count.

Foreign currency translation
The results of overseas subsidiary undertakings are translated into pounds sterling at the weighted average rates of exchange,

based on US sales, during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets and attributable goodwill of overseas subsidiary undertakings and matched foreign currency borrowings less deposits are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before taxation.

Depreciation and impairment
Depreciation is provided on freehold and long leasehold premises over a useful life not exceeding 50 years. Freehold land is not depreciated. Depreciation is provided on other fixed assets at rates between 10% and 33 1 /3%. Shopfit depreciation rates have been set based on the refit cycle for each store fascia and the useful lives of each individual element of the shopfit. Tills and other IT equipment have separately determined depreciation rates.

Where appropriate, provision is made on assets that have a lower economic value than net book value. Additionally, provision is made against tangible fixed assets relating to stores planned for closure where the stores’ return on capital is below the level required. These impairment provisions are made on a store by store basis and updated annually based on actual closures and a review of individual store performance.

Lease costs and incentives
Operating lease costs are charged to the profit and loss account as incurred and amounts payable in respect of turnover leases are charged in the period to which the turnover relates. Premiums paid to acquire short leasehold properties are amortised over their lease period and incentives received relating to leased properties are amortised over the period to the next rent review.

In accordance with FRS 12, where the Group has onerous lease obligations, provision is made for the discounted cash outflow that is expected to arise under the lease. This will take account of any sublet income received or reasonably expected, incentives to be received or paid and the time to lease expiry or reversal of the net cash outflow, whichever is the later.

Receivables
Full provision is made for debts that are 90 days past their due date on a recency basis. A provision is also made based on the historic performance of the receivables portfolio. The bad debt experience of the Group has been relatively stable over the past five years at between 2.8% and 3.4% of sales.

26	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Goodwill
Purchased goodwill reflects the acquisition of Marks & Morgan in July 2000. The amortisation period of 20 years is in line with guidance in FRS 10 on the useful economic life of purchased goodwill. Although there is no requirement under FRS 11 for annual impairment reviews where the amortisation period does not exceed 20 years, such a review is performed annually as this is required under US GAAP in place of an amortisation charge. For 2003/04, this review indicated that no impairment charge was required.

Advertising and promotional costs
Advertising costs are expensed as incurred. In accordance with the guidance issued in the US under EITF 02-16, where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions that are received as general contributions and not against specific promotional events are allocated against stock.

International Accounting Standards
The Group will be required to adopt International Accounting Standards for the first time in 2005/06, the process and disclosures required having been specified in IFRS 1. The Group is actively considering the impact that the initial adoption of International Accounting Standards will have on the format and content of its published accounts.

Prior year review of the 52 weeks ended 1 February 2003
Total Group sales for 2002/03 rose by 1.9% to £1,608.0 million compared with £1,578.1 million in 2001/02 (7.9% on a comparable 52 week basis at constant exchange rates).

Group profit before tax for the year was £199.9 million (2001/02: £183.8 million), which represented a 15.7% increase on a comparable 52 week basis at constant exchange rates. After a tax charge of 35.4% (2001/02: 34.5%) earnings per share were 7.5p (2001/02: 7.1p), an increase of 5.6%. Operating profit increased by 7.6% to £213.9 million (2001/02: £198.8 million), a 14.8% increase on a comparable 52 week basis.

Sales
US
Like for like sales grew by 5.4%. Significant benefit was obtained from a number of management initiatives in merchandising, staff training, marketing and real estate. During the Christmas season consumer spending was more restrained and like for like sales increased by 4.3% in the fourth quarter, significantly ahead of the main competition. Jared continued to perform particularly well. Total sales for the year grew by 0.7%

to £1,134.4 million (8.6% on a comparable 52 week basis at constant exchange rates).

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

Operating profit
US
The trading environment in 2002/03 was very challenging. Tight control of costs, margins and inventory was maintained. Operating profit rose by 7.0% to £155.2 million (2001/02: £145.1 million). On a comparable 52 week basis at constant exchange rates the increase was 15.6%. Goodwill amortisation of £1.2 million was charged (2001/02: £1.3 million). Operating profit as a percentage of sales increased to 13.7% (2001/02: 12.9%), reflecting leverage from like for like sales growth which more than offset the adverse impact of immature store space. The gross margin rate was slightly down on last year’s level, due to anticipated changes in the sales mix. The increase in the price of gold bullion had limited adverse impact on the year but could have a greater impact in 2003/04. The ratio of bad debts to total sales decreased to 3.0% (2001/02: 3.2%) before a $2.2 million benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

UK
In the UK the strong like for like sales growth underpinned an improvement in operating profit, which increased to 13.7% of sales (2001/02: 13.0%). Operating profit grew to £64.7 million (2001/02: £58.8 million), an increase of 10.0%, equivalent to 12.9% on a comparable 52 week basis. This resulted from further leverage of the divisional cost base, with gross margin slightly ahead of last year.

Net income
Net income for the year increased by 7.2% to £129.1 million (2001/02: £120.4 million), 14.0% on a comparable 52 week basis at constant exchange rates.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	27

Back to Contents

Financial review (continued)

Return on capital employed
The Group’s ROCE increased to 24.1% (2001/02: 23.6). In the US the ROCE rose to 21.5% (2001/02: 20.4%) and in the UK there was a slight fall to 41.2% (2001/02: 43.6%). US capital employed included US in-house credit card debtors amounting to £299.2 million at 1 February 2003 (2 February 2002: £327.0 million).

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

Net interest payable
Net interest payable and similar charges amounted to £14.0 million (2001/02: £15.0 million).

Taxation
The tax charge of £70.8 million (2001/02: £63.4 million) represents an effective tax rate of 35.4% (2001/02: 34.5%).

Dividends
In November 2002 an interim dividend of 0.310p per share was paid (2001/02: 0.289p). Additionally, a final dividend of 1.80p (2001/02: 1.50p) per share for 2002/03, was paid on 14 July 2003 to those shareholders on the register of members at close of business on 6 June 2003.

Impact of 53rd week
2001/02 was a 53 week financial year. The extra week increased total sales by £22.4 million (£16.5 million in the US and £5.9 million in the UK) and contributed £4.0 million to operating profit (£2.5 million in the US and £1.5 million in the UK). Net of additional interest costs of £0.4 million, profit before tax benefited by £3.6 million in 2001/02.

Impact of constant exchange rates
The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout these accounts. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax and net income at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

All figures for 2001/02 are stated on a comparable 52 week basis. The impact of the 53rd week is described in the paragraph above.

				2001/02	(1)			2001/02	Growth at
				comparable		Growth at	Impact of	at constant	constant
		2002/03		52 week		actual	exchange rate	exchange rates	exchange rates
		as restated	(1)	basis		exchange rates	movement	(non–GAAP)	(non–GAAP)

		£m		£m		%	£m	£m	%

	Sales by origin and destination
	UK	473.6		446.2		6.1	–	446.2	6.1
	US	1,134.4		1,109.5		2.2	(65.3)	1,044.2	8.6

		1,608.0		1,555.7		3.4	(65.3)	1,490.4	7.9

	Operating profit:
UK	– Trading	64.7		57.3		12.9	–	57.3	12.9
	– Group central costs	(6.0)		(5.1)		n/a	–	(5.1)	n/a

		58.7		52.2		n/a	–	52.2	n/a
	US	155.2		142.6		8.8	(8.4)	134.2	15.6

		213.9		194.8		9.8	(8.4)	186.4	14.8

	Profit before tax	199.9		180.2		10.9	(7.4)	172.8	15.7

	Net income	129.1		118.1		9.3	(4.9)	113.2	14.0

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

28	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Risk and other factors

Forward-looking statements
All statements, other than statements of historical fact included in this document, are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document. These forward-looking statements are not guarantees of future performance and are subject to a number of risks. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•	adverse trends in the general economy which may impact negatively on discretionary consumer spending, including unemployment levels, the level of consumers’ disposable income, consumer confidence, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation;

•	the Group’s ability to anticipate consumer preferences and the merchandising, pricing and inventory policies it follows;

•	the reputation of the Group and its trading names, together with the success of the Group’s marketing and promotional programmes;

•	the ability to recruit, train and retain staff;

•	the extent and results of the Group’s net store expansion and refurbishment strategy together with the availability of suitable real estate;

•	the level of competition in the selling of jewellery and the development of new distribution channels in competition with the Group;

•	the level of dependence on particular suppliers of merchandise;

•	fluctuations in the supply, price and availability of diamonds, gold and other precious and semi-precious metals and stones as well as the consumer attitude to those and other products;

•	the seasonality of the Group’s business, the risk of disruption during the Christmas trading period, and the availability of inventory during the three months leading up to the Christmas season;

•	social, ethical and environmental risks;

•	the suitability and reliability of the Group’s systems and procedures, including its information technology, warehousing and distribution systems;

•	the cost and availability of borrowings and equity capital; and
•	financial market risk, including fluctuations in exchange rates between the pound sterling and the US dollar which may affect reported revenues, costs, the value of the Group’s consolidated borrowings, and the cost of capital.

Impact of general economic conditions
Jewellery purchases are discretionary and may be particularly affected by adverse trends in the general economy.

The success of the Group’s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These include economic conditions and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates. There can be no assurance that consumer spending on jewellery will not be adversely affected by changes in general economic conditions. However, due to the limited seasonality in the product mix the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors.

As a substantial proportion of the Group’s US sales are made on credit, any significant deterioration in general economic conditions or consumer debt levels may inhibit consumers’ use of credit and cause a material adverse effect on the Group’s revenues and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable and hence the net bad debt charge. Currently there are all-time high levels of consumer debt in the US however the level of net bad debt charge as a percentage of credit sales in the Group’s US division in 2003/04 was the lowest for the last eight years.

Merchandise selection, pricing, inventory and purchasing
The Group depends on consumer fashions, preferences for jewellery in general and the demand for particular products. Design trends in jewellery normally only change over relatively long periods and there is little seasonality in the merchandise mix. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin (see pages 12 and 18 for more details of the Group’s merchandising and purchasing procedures).

Signet Group plc Annual Report & Accounts year ended 31 January 2004	29

Back to Contents

Risk and other factors (continued)

The Group’s operating experience suggests that while the price of jewellery is a consideration for consumers it is not among the top three factors in determining where they buy jewellery. The Group believes these factors to be the level of service provided to the customer, the quality together with the selection of merchandise offered and the reputation of the retailer. Therefore while discounting price may increase sales, it may not increase profit.

Reputation and marketing
Primary factors in determining customer buying decisions in the jewellery sector include customer confidence in the retailer and the merchandise sold, together with the level and quality of customer service. The Group carries out quality control and staff training procedures and provides customer service facilities to help protect its reputation (see page 104 for details of the processes by which the Group obtains an understanding of customer attitudes).

The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers. Therefore these programmes are carefully tested and their success monitored by methods such as market research (see pages 12 and 18 for more details).

The Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited (“De Beers”), promotes diamonds and diamond jewellery in the US and the UK. The level of support provided by the DTC and the success of the promotions influence the size of the total jewellery market in those countries.

The Group’s reputation in the financial markets can influence the availability of capital, the cost of capital and the share price.

Staff
In speciality jewellery retailing the level and quality of customer service is largely determined by the effectiveness of recruitment, training and retention of suitably qualified sales staff and this will help determine sales and profitability. The support provided to the Group’s store employees by staff at the divisional head offices and in the corporate functions will also influence the performance of the Group. Consequently the Group has in place comprehensive recruitment, training and incentive programmes, and employee attitude surveys (see pages 11 and 17 for more details).

Store portfolio
The future growth of sales is partly dependent on the extent and results of the Group’s net space expansion and refurbishment strategy. The Group has followed a steady programme of space expansion and refurbishment and has established capital expenditure procedures with investment criteria set by the Board.

The projections used for investment decisions are reviewed and adjusted based on experience and economic conditions.

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

The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the location of the mall or shopping centre, the availability of attractive locations within a mall or high street, the terms of leases agreed with landlords and the design and maintenance of the stores. In addition, the Group’s operations, particularly in the US, are dependent upon the continued popularity of malls as a shopping destination and the ability of malls, their tenants and other mall features to attract customers.

Competition
Competitive factors in the jewellery sector are discussed in the US and UK operating reviews (see pages 7 to 19).

If the Group falls behind competitors with respect to one or more of these factors, the Group’s operating results or financial condition could be adversely affected. In the US the Group has an estimated 7% market share of the speciality jewellery sector and has only one major national competitor. While another major national brand could develop, the sector is highly fragmented. In the UK the Group has an estimated 17% share of the total jewellery sector and has only limited scope to increase sales by opening new stores.

The channels through which consumers buy jewellery continually evolve and a major non-speciality retailer could enter the wider jewellery market. In the US, for example, sales by discount retailers have increased, while those of the department stores have been in relative decline and catalogue retailers have withdrawn from the market. In the UK a number of fashion and general retailers, including a major supermarket chain, have introduced jewellery into their ranges whilst others have reduced their selection. In both the US and the UK Internet retailers sell jewellery and watches. The Group monitors the competitive environment and the development of possible new channels of distribution such as the Internet. As part of this process there are marketing web sites for each of the Group’s major brands, and regular exercises to “shop the competition” take place.

30	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Supply chain
During 2003/04 the Group had one supplier that accounted for 8% of its merchandise. No other supplier accounted for more than 5% of its merchandise. Although the Group believes that alternative sources of supply are available, the abrupt loss of any significant supplier during the three month period (August to October) leading up to the Christmas season could result in a material adverse effect on the Group’s business. The Group is therefore in regular dialogue with suppliers and uses its merchandising systems to test and predict its future inventory needs.

Raw materials
The jewellery industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones. The Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds. The Group does hedge the exposure of the UK division to the US dollar with regard to diamond and other costs of goods sold. The cost of raw materials is only part of the costs involved in the retail selling price of jewellery with labour costs also being a significant factor.

Diamonds are the largest product category sold by the Group. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity. The DTC (and its predecessor, the Central Selling Organisation) has for many years controlled the marketing of a substantial majority of the world’s supply of rough diamonds and sells diamonds to diamond cutters in quantities and at prices determined at its sole discretion. In 2000 De Beers announced a change in corporate strategy designed to improve the efficiency of the supply chain and increase the level of marketing support for diamonds.

The availability of diamonds to the DTC and the Group’s suppliers is to some extent dependent on the political situation in diamond producing countries. Until alternative sources can be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Group and the retail jewellery industry as a whole.

Consumer confidence in diamonds, gold and other metals and gemstones also influences the level of Group sales. Confidence could be affected by a variety of issues including the availability and consumer awareness of substitute products such as cubic zirconium, moisanite and the development of synthetic diamonds; labour conditions in the supply chain; and concern over the source of raw materials. The Group therefore has a Supplier Code of Conduct which sets out the Group’s expectations of its suppliers.

An example of an issue that could affect confidence in this way is that of conflict diamonds, which is the term used for diamonds sold by rebel movements to raise funds for military campaigns. There have been a number of United Nations resolutions regarding conflict diamonds and an international agreement, known as the Kimberley Process, was signed in November 2002. This was designed to exclude conflict diamonds from the legitimate diamond trade. During 2003 legislation was passed in the European Union and the US implementing the Kimberley Process. The impact of the Kimberley Process and its associated legislation has not resulted in any disruption to the supply of rough diamonds to date and has helped to improve the integrity of the supply chain.

The Group reviewed its procedures and documentation for compliance with the Kimberley Process and made appropriate amendments. In addition, staff were briefed and suppliers have been contacted about the changes. During the year the Group’s internal audit function checked for compliance with the new procedures. See page 104 for further information on the Supplier Code of Conduct, the Kimberley Process and the Group’s policy on conflict diamonds.

Seasonality
The Group’s business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in its sales and profit. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in its operations and strategies in other quarters, or to recover from any extensive disruption due to inclement weather conditions. A significant shortfall in results for the fourth quarter of any financial year would thus be expected to have a material adverse effect on the Group’s annual results of operations. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors.

Social, ethical and environmental risks
Social, ethical and environmental (“SEE”) matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. Signet therefore is committed to managing the SEE risks and responsibilities facing the Group. This commitment stems from the understanding that Signet’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: shareholders, customers, employees and suppliers.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	31

Back to Contents

Risk and other factors (continued)

In recent years stakeholder expectations of public companies have increased. Managing and responding as a business to these changing expectations, including with regard to SEE issues, is part of the normal responsibilities of corporate management.

The Group regularly carries out SEE risk reviews and benchmarking exercises with the assistance of an external adviser. Such reviews include an assessment of Group policies, procedures and controls in respect of SEE matters. Reports are regularly made to the Group’s Risk Committee and to the Board.

On 21 October 2001 the Association of British Insurers published guidelines on Socially Responsible Investment. In line with that guidance the Board confirms that they have identified and assessed the Group’s SEE risks and that these are being managed.

SEE matters are dealt with in more detail on pages 103 to 106 and in the corporate responsibility section on www.signetgroupplc.com.

Systems
The Group is dependent on the suitability and reliability of its systems and procedures, including its information technology, warehousing and distribution systems. The Group has emergency procedures and carries out rehearsals to test them. The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on a function critical to the Group.

Equity and debt financing
The Group is dependent upon the availability of equity and debt financing to fund its operations and growth. Therefore it prepares annual budgets, medium term plans and headroom models which help to identify the future capital requirements so that appropriate facilities can be put in place on a timely basis. If these models are inaccurate adequate facilities may not be available.

Financial market risks
The Group publishes its consolidated annual accounts in pounds sterling. The Group held approximately 64% of its total assets in US dollars at 31 January 2004 and generated approximately 69% of its sales and 68% of its operating profit in US dollars for the financial year then ended. Thus, although the Group’s US operations make substantially all of their sales and incur substantially all of their expenses in US dollars, in translating the results of its US operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, depreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit (as was the case in 2002/03 and 2003/04), and appreciation in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit (as was the case in 1999/00, 2000/01 and 2001/02). The Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s two divisions.

As part of its long-term strategy, the Group seeks to finance its US net assets with borrowings denominated in US dollars as a hedge against the impact of exchange rate fluctuations on its US operating profit. Currently all of the Group’s borrowings are denominated in US dollars. Therefore fluctuations in the exchange rate between the pound sterling and the US dollar affect the amount of the Group’s consolidated borrowings.

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the Group has an exposure to exchange rates on the cost of goods sold which will have an opposite effect to its exposure on US operating profit. The Group does use hedging operations in respect of purchases of US dollars by its UK operating division, within the treasury guidelines approved by the Group’s Board.

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

The table on page 33 sets out, for the calendar years indicated, the average, high, low and period end exchange rates for the pound sterling expressed in US dollars per £1.

The Group’s policy is to manage financial risk resulting from exposure to currency and interest rate fluctuations. Translation exposure relating to non-pound sterling denominated assets in the US is partially hedged by borrowing in US dollars. Interest rate exposure is managed through the use of swaps, caps and floors.

A committee of the Board is responsible for the implementation of treasury policies and guidelines which are considered to be

32	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Exchange rates between pound sterling and the US dollar(1)

				At period
	Average	High	Low	end

Calendar year
1999	1.62	1.68	1.55	1.62
2000	1.51	1.65	1.40	1.50
2001	1.44	1.50	1.38	1.45
2002	1.51	1.61	1.41	1.61
2003	1.62	1.79	1.55	1.77
2004 (cumulative to 24 March)	1.81	1.91	1.78	1.84
Month
September 2003	1.60	1.66	1.56	1.66
October 2003	1.67	1.71	1.65	1.70
November 2003	1.69	1.72	1.65	1.72
December 2003	1.74	1.79	1.72	1.77
January 2004	1.81	1.86	1.78	1.82
February 2004	1.85	1.91	1.81	1.87

(1)	Based on unweighted data points sourced from Reuters.

appropriate by the Board for the management of financial risk. The Group’s funding, liquidity and exposure to interest rate and exchange rate risks are managed by the Group’s treasury department. The Group uses derivative instruments for risk management purposes only, and these are transacted by specialist treasury personnel.

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table below.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets. These may cause fluctuations in interest and exchange rates to exceed the hypothetical amounts disclosed in the table below.

The analysis below should not be considered a projection of likely future events.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at 31 January 2004 is set out in the table below. The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 31 January 2004 with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening of the pound sterling against the US dollar from the levels applicable at 31 January 2004 with all other variables remaining constant.

Fair value changes arising from:			10%
	Estimated	1%	weakening in	Estimated
	fair value at	decrease in	£ against $	fair value at
	31 January	interest rates	favourable/	1 February
	2004	(unfavourable)	(unfavourable)	2003

	£m	£m	£m	£m

Borrowings	(207.9)	(6.8)	(17.2)	(229.4)
Foreign currency receivable	292.9	–	32.5	299.2
Foreign exchange contracts	(2.9)	–	4.1	(1.4)
Commodity hedging contracts	(2.1)	–	(2.1)	–

Signet Group plc Annual Report & Accounts year ended 31 January 2004	33

Back to Contents

Directors, officers and advisers

Directors
James McAdam CBE, 73, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive. Mr. McAdam is the non-executive Chairman of Bisley Office Equipment Company Limited, Chairman of the British Clothing Industry Association Limited and Chairman of the British Apparel & Textile Confederation; he devotes approximately 25% of his time to these roles collectively.

Robert Blanchard*, 59, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Best Buy Co. Inc. and Bandag Inc. Mr. Blanchard also serves as President of Strategic and Marketing Services, a consulting company he founded upon his retirement from Procter & Gamble.

Walker Boyd, 51, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division. Mr. Boyd was appointed a non-executive director of WH Smith PLC in March 2004.

Terry Burman, 58, appointed Group Chief Executive in March 2000. He is also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Brook Land*, 55, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the senior independent director of Signet in June 2002.

Dale Hilpert*, 61, appointed in September 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. (formerly the Venator Group, Inc.) which he joined as President and Chief Operating Officer in 1995.

*	Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code and are viewed as independent by the Board.

Russell Walls*, 60, appointed in August 2002. He was Group Finance Director at BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003. Mr. Walls is the senior independent director of Stagecoach Group plc. He is a Fellow of the Association of Chartered Certified Accountants.

Lee Abraham* retired from the Board with effect from 8 January 2004.

Richard Miller served as an alternate director until his retirement on 30 April 2003.

Committees
Remuneration Robert Blanchard (Chairman), Russell Walls, Brook Land (until 31 March 2003 and from 7 January 2004) and Lee Abraham until 7 January 2004.

Audit Russell Walls (Chairman from 1 April 2003), Dale Hilpert (from 7 January 2004) and Brook Land (Chairman until 31 March 2003). Robert Blanchard was a member until 31 March 2003 and Lee Abraham was a member until 7 January 2004.

Nomination Brook Land (Chairman), Robert Blanchard and James McAdam. Russell Walls and Lee Abraham were members until 31 March 2003.

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

Messrs. Blanchard, Boyd, Hilpert and McAdam retire from the Board at the forthcoming annual general meeting. Following consideration by the Board of the recommendations of the Nomination Committee, they offer themselves for re-election.

34	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Officers
Mark Jenkins, 46, Company Secretary, appointed 1 March 2004. He is a barrister. Previously he was Company Secretary at COLT Telecom Group plc and at Peek plc.

Timothy Jackson, 45, Company Secretary and Investor Relations Director, appointed in 1998. He is a Fellow of the Association of Chartered Certified Accountants. On 1 March 2004 he resigned as Company Secretary to focus on his duties as Investor Relations Director.

Liam O’Sullivan, 32, Group Treasurer, appointed 2 June 2003. Previously he was Group Treasury Manager at Rank Group Plc. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Stephen Card was Group Treasurer until his resignation on 28 March 2003.

No director or officer has any family relationship with any other director or officer.

Advisers
Auditors
KPMG Audit Plc,
8 Salisbury Square, London EC4Y 8BB.

Financial advisers
Lazard Brothers & Co. Limited,
50 Stratton Street, London W1J 8LL.

Stockbrokers
Deutsche Bank AG,
Winchester House,
1 Great Winchester Street, London EC2N 2DB.

Cazenove & Co. Ltd,
20 Moorgate, London EC2R 6DA

UK lawyers
Herbert Smith,
Exchange House,
Primrose Street, London EC2A 2HS.

US lawyers
Weil, Gotshal & Manges,
One South Place, London EC2M 2WG.

Principal bankers
Barclays Bank PLC,
5 The North Colonnade, Canary Wharf, London E14 4BB.

HSBC Bank plc,
8 Canada Square, Canary Wharf, London E14 5HQ.

Royal Bank of Scotland plc,
135 Bishopsgate, London EC2M 3UR.

Registrars
Capita Registrars,
The Registry,
34 Beckenham Road, Beckenham, Kent BR3 4TU.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	35

Back to Contents

Report of the directors

Business review
The principal activity of the Group is the retailing of jewellery, watches and gifts with branches throughout the UK and the US. A review of the Group’s performance during the year, with comments on the financial results and likely future developments, is set out on pages 7 to 28 and forms part of this Report.

Going concern
On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to continue to adopt the going concern basis in preparing its annual accounts.

Results and dividends
The results of the Group for the year appear on page 56. The directors recommend the payment of a final dividend of 2.16p per share, to be paid on 2 July 2004 to shareholders on the register of members at close of business on 4 June 2004. An interim dividend of 0.341p per share was paid in November 2003 making a total of 2.501p for the year (2002/03: 2.110p). See note 8 on page 69 for waiver of dividend by Signet Group QUEST Limited.

Directors and alternate director
The directors who served during the period were James McAdam (Chairman), Lee Abraham, Robert Blanchard, Walker Boyd, Terry Burman, Dale Hilpert, Brook Land and Russell Walls. Details of the current directors are shown on page 34. Richard Miller served as an alternate director.

Directors’ remuneration, service contracts and share interests
Details of directors’ remuneration, service contracts and the interests in the share capital of the Company of the directors and their immediate families at 31 January 2004 are given in the Directors’ remuneration report on pages 42 to 53.

Allotment of equity securities
There were no equity securities allotted save in relation to the exercise of options as set out in note 27 on page 85.

Social, ethical and environmental matters
Matters relating to these issues, including employees, payment of creditors and charitable and political donations, are set out on pages 103 to 106.

Substantial shareholdings and control of the Company
Details of substantial shareholdings and control of the Company are as set out on pages 109 and 110.

Purchase of own shares
At 31 January 2004 there was outstanding an authority, granted by the shareholders at the annual general meeting in 2003, to purchase, in the market, up to 171,400,228 shares of 0.5p each in the Company at a minimum price of 0.5p per share and a maximum price of 105% of the average of the market values derived from the London Stock Exchange Daily Official List for the preceding five business days. During the financial year no purchases were made or proposed to be made and no purchases or options or contracts to make purchases have been made or entered into since the end of the financial year. The authority expires at the forthcoming annual general meeting and a resolution to renew it will be proposed at the meeting.

Pension funds
Information about the Group’s pension schemes is set out in note 22 on page 79. Information about pension arrangements for executive directors is set out in the Directors’ remuneration report on pages 42 to 53.

Auditor
The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the Company will be submitted to the annual general meeting.

Annual general meeting
The annual general meeting is to be held at 12.00 noon on 9 June 2004 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

By order of the Board
Mark Jenkins
Secretary
24 March 2004

36	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Corporate governance statement

The Board
The Board has as its prime objective the sustainable enhancement of business performance and shareholder value. It carries the responsibility for determining all major policies, for ensuring that effective strategies and management are in place, for assessing the performance of the Group and its senior management and for reviewing the system of internal control, including those relating to social, ethical and environmental matters (see pages 103 to 106). The Board also seeks to present to shareholders, potential investors and other interested parties a balanced and coherent assessment of the Company’s strategy, financial position and prospects. The Board retains responsibility for a range of specific matters including approval of the annual report and other documents circulated to shareholders by the Company; quarterly and annual results announcements; other trading statements; distribution policy; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; risk management; budgets; long range plans; senior executive appointments; succession planning and the setting of social, ethical and environmental policies.

The Board monitors all developments in corporate governance, including the revised Combined Code (the Financial Reporting Council’s “Audit Committees: Combined Code of Governance”, the “Smith Report”) and changes due to the Sarbanes-Oxley Act of 2002 in the US. The Board reviews its performance and procedures in the light of changing expectations regarding best practice and makes amendments where it believes appropriate, to take account of them.

The formal schedule of matters reserved for the Board was updated in early 2004/05 and the division of responsibilities between the Chairman and the Group Chief Executive was set out in writing and agreed by the Board. In summary, the Chairman is responsible for:
•	the effective running of the Board, including the evaluation of its performance and of the individual directors, the balance of the Board and compliance with corporate governance;
•	the review, prior to their presentation to the Board by executive management, of strategy, medium term plans and annual budget;
•	reviewing, prior to their presentation to the Remuneration Committee, the recommendations of the Group Chief Executive regarding the remuneration of senior executives and for making a recommendation regarding that of the Group Chief Executive;
•	maintaining contact with major shareholders to understand directly their issues and concerns;
•	keeping the non-executive directors appropriately informed of developments within the business and shareholders’ attitude to the Group; and
•	the reputation of the Group, and representing it both internally and externally.
The Chairman is also a member of the Nomination Committee.

In summary, the Group Chief Executive is responsible for:
•	the executive leadership of the Group;
•	the development, and presentation to the Chairman and the Board, of strategy, medium term plans and budgets;
•	within this framework, for the performance of the business;
•	compliance with legal and corporate governance requirements, together with the social, ethical and environmental principles of the Group; and
•	making recommendations on the appointment and remuneration of senior executives and management development.
The Group Chief Executive is also Chief Executive of the US division.

The Board met nine times in 2003/04, including three extended sessions of more than one day. All directors attended all meetings of the Board with the sole exception of a meeting for which one director was unable to attend.

The Board currently consists of seven directors: the Chairman, two executive directors (the Group Chief Executive and the Group Finance Director), and four independent non-executive directors, one of whom is nominated as the senior independent director. Incumbents are identified on page 34. Directors are subject to election at the first annual general meeting after appointment and then to re-election by shareholders at no more than three yearly intervals. The Board is of the view that fixed term or age limits should not be set for non-executive directors as it considers it important that the particular contribution being made by individual directors be taken into account in deciding their tenure of office and that the performance of each director be reviewed annually. Any non-executive director who has served on the Board for nine years since first being elected as a non-executive director must stand for annual re-election; also any director over the age of 70 must stand annually for re-election.

The mix of skills and business experience of the directors is considered to be appropriate for the proper and efficient functioning of the Board. The terms of reference of the Nomination Committee include the regular review of the composition and balance of the Board. No one individual has unfettered powers of decision and no individual or grouping is in a position to unduly influence the Board’s decision making.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	37

Back to Contents

Corporate governance statement (continued)

At least once a year the non-executive directors meet without the executive directors being present. They also meet occasionally without the Chairman being present.

On appointment new directors take part in an induction programme and are given an opportunity to familiarise themselves with the Group’s business, procedures and investor perceptions. In addition to meeting with management this process includes briefings from the Group’s external auditors, lawyers, financial advisers and stockbrokers. Directors are kept informed of the latest developments and best practice in corporate governance and attend relevant courses or receive appropriate training to equip them to carry out their duties. The non-executive directors are given regular opportunities to see the operations of the business and to meet management and staff.

All directors receive written reports in a timely manner prior to each meeting which enables them to make informed decisions on the issues under consideration.

The performance of the Board, its Committees and individual members is rigorously monitored. The Board has agreed a formal written procedure for the evaluation process which is conducted by the Chairman, in conjunction with the senior independent director and the Company Secretary. The performance evaluation of the Chairman is led by the senior independent director and takes into account the views of both the non-executive and executive directors.

The Company Secretary is responsible, through the Chairman, for advising the Board on all governance matters and ensuring that Board procedures are followed. All directors have access to his advice and service. There is also a procedure for directors to take independent advice in the course of their duties, if considered appropriate, at the Group’s expense.

Board committees
Certain matters are delegated to Board committees, each with defined terms of reference, procedures, responsibilities and powers. The principal committees are as follows:

The Audit Committee has a clear written charter which is available on request from the Company Secretary or on the Group’s web site. The charter was updated during 2003/04.

The Audit Committee’s responsibilities include the review of the appropriateness and effectiveness of the Group’s accounting policies and financial procedures and oversight of the external auditor’s work, including the scope and result of the audit. The Audit Committee also reviews the work of the internal auditors, the Disclosure Control Committee and the Group’s whistleblowing procedures. The review of the whistleblowing procedures includes receiving reports on all matters raised and on actions taken. The Audit Committee reviews, discusses with management and approves for submission to the Board all Group audited accounts, trading statements and selected internal financial reports. It also reviews reports submitted to the Board by the Group’s external auditor.

Following the introduction of the revised Combined Code, the Audit Committee will review the Group’s internal control and risk management systems and will report to the Board on their effectiveness.

The external auditor’s objectivity and independence is safeguarded by the Audit Committee having primary responsibility for making a recommendation on the appointment of the external auditor, the determination of their fees and making an annual assessment of their independence (including consideration of a written disclosure by the external auditor of all relationships that they have with the Company). The planned rotation of partners and staff of the external auditor, together with a “cooling off” period before anyone from the external auditor joins the Group, also assist in maintaining the independence of the external auditor. The Audit Committee has reviewed and approved a policy for the provision of audit and non-audit services by the auditor. The policy requires that the Audit Committee approves in advance all audit and non-audit work carried out by the external auditor (subject to a de minimus amount, this being then reported to the Audit Committee on a quarterly basis). The approval process requires disclosure of the objectives and scope of services to be performed in addition to the fee structure. The Audit Committee also reviews all approved services and fees at subsequent meetings. See page 66 for details of fees paid to the external auditor.

The Audit Committee has an established channel of direct communication with the external auditor who normally attend meetings except in relation to certain aspects of their own appointment, assessment of their independence and determination of their fees. The Chairman, the Chief Executive, the Finance Director and others attend the meeting by invitation. The Audit Committee meets at least once a year with the external auditor without executive management being present.

38	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

All members of the Audit Committee are independent, and the only remuneration members of the Audit Committee receive, from the Group, is as directors. Russell Walls succeeded Brook Land as chairman on 1 April 2003, and is an “audit committee financial expert” as defined by the applicable Securities and Exchange Commission regulations. From 7 January 2004 the Audit Committee consisted of Dale Hilpert, Brook Land and Russell Walls. From 1 April 2003 to 7 January 2004 it consisted of Lee Abraham, Brook Land and Russell Walls and from 2 February 2003 to 31 March 2003 Robert Blanchard was also a member. The Audit Committee met six times in 2003/04, including a meeting dedicated to the consideration of corporate governance matters. Two directors were each unable to attend one meeting.

The Nomination Committee charter was revised in early 2004/05 to reflect corporate governance developments in the UK and the US and is available on request from the Company Secretary or on the Group’s web site. The Nomination Committee has responsibility for reviewing the composition and balance of the Board, as well as Board and senior management succession. It also makes recommendations to the Board on all new Board appointments and nominations for re-election as directors. Once the Nomination Committee has agreed a job specification the services of external recruitment agencies are used to identify suitable candidates for senior executive posts and for all Board appointments. The Nomination Committee carries out interviews with such individuals. The re-election procedures have been reviewed and formalised, particularly with regard to the performance evaluation procedures for individual directors. The review of any non-executive director, who is serving beyond six years from first being elected to the Board, is considered with particular care. No director is involved in any decision about his own re-appointment. The procedure for the election of directors is laid out on page 34.

When the role of the Group Chairman or any matter relating to succession to that role is discussed, the Chairman may be consulted, but the responsibility for preparing a job specification and making any recommendation to the Board rests solely with the independent non-executive directors of the Nomination Committee. The Nomination Committee also reviews a number of other senior appointments within the Group, such as the Company Secretary.

The senior independent director chairs the Nomination Committee. From 1 April 2003 the Nomination Committee consisted of Robert Blanchard, Brook Land and James McAdam and from 2 February 2003 to 31 March 2003 Lee Abraham and

Russell Walls were also members. The Nomination Committee met four times in 2003/04 and there was full attendance at all meetings.

The role of the Remuneration Committee is discussed in the Board report on remuneration on page 42.

Further details regarding the chairmen and members of these Committees are set out on page 34.

Executive management
The Group comprises two separate operating divisions, one in the US and one in the UK, each with a separate executive committee which meets regularly. The Group Chief Executive is also Chief Executive of the Group’s US division. The Group Finance Director and the Chief Executive of the UK division report to the Group Chief Executive.

The executive management is responsible to the Board for the performance of the Group and its compliance with the internal policies and procedures set by the Board. As part of this responsibility the executive management regularly reports to the Board on the performance of the Group, its competitive environment and its relations with stakeholders.

Business strategies; long range plans; budgets; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; internal policies and procedures are presented to the Board by executive management for consideration. Within this approved framework the executive management is responsible for the day to day running of the business including: merchandising; store operations; human resource management and planning; marketing; real estate; financial reporting; treasury management; risk management; tax management; social, ethical and environmental matters; and communications with investors.

Code of Conduct and Code of Ethics
Signet strives to act in accordance with the laws and customs of each country in which it operates; to adopt proper standards of business practice and procedure; to operate with integrity; and to observe and respect the culture of each country in which it operates. To that end, the Group has adopted a Statement of Social, Ethical and Environmental Principles and supporting policies applicable to all officers and employees of the Group and substantially complies with the requirement of Nasdaq. In addition, it has a policy on business integrity, as well as more detailed guidance and regulations in the Group’s staff induction, training and operational procedures. The Group is

Signet Group plc Annual Report & Accounts year ended 31 January 2004	39

Back to Contents

Corporate governance statement (continued)

currently reviewing these policies in order to meet the recently revised corporate governance requirements of the Nasdaq National Market, which require a code of business conduct and ethics. This Nasdaq requirement is not currently effective but will take effect after May 2004. A code of ethics meeting the requirements of the Sarbanes-Oxley Act covering the Group Chief Executive, the Group Finance Director and senior financial officers is also in place. These codes are available on request from the Company Secretary or on the Group’s web site.

Relations with shareholders
The Board recognises the importance of relations with shareholders and communicates regularly with them about the Group’s strategy, financial performance and prospects. It does this through documents distributed to shareholders, stock exchange announcements and in meetings. Presentations on quarterly and annual results and the Christmas trading statement are open to all interested parties, including private shareholders, through the use of teleconferences and web casting. Other presentations are available on the Group web site (www.signetgroupplc.com).

The Board recognises that the prime opportunity for private investors to question the Board is at a general meeting of shareholders. At the annual general meeting the chairmen of the Audit, Nomination and Remuneration Committees, in addition to the Chairman of the Board, are expected to be available for questions relating to the function of their respective Committees.

The Group Chief Executive, the Group Finance Director and the Investor Relations Director carry out an extensive programme of meetings with institutional investors. The Chairman and the senior independent director also meet with investors from time to time. Following the appointment of a new non-executive director, major shareholders will in future be offered an opportunity to meet the individual.

The Board is kept informed of investment market attitudes to the Group by receiving regular reports on investor relations, copies of brokers’ research, press cuttings and third party surveys of investor perceptions.

Compliance statement and revised Combined Code
In June 1998 the London Stock Exchange published the Principles of Good Corporate Governance and the Code of Best Practice (“the Combined Code”). The Board considers that it has complied throughout the year with the provisions of the Combined Code required to be observed by companies. In July 2003 a revised Combined Code was issued that applies for reporting years starting on or after 1 November 2003. During

2003/04 the Board reviewed the revised Combined Code, the Smith Report and corporate governance developments in the US. Based on that review the Board agreed a programme of action that has largely been completed with any remaining actions being scheduled for later in 2004/05.

Internal control
The Combined Code requires that the directors review the effectiveness of the Group’s system of internal control including the following areas:

•	Financial
•	Operational
•	Compliance
•	Risk management

Guidance for directors Internal Control: Guidance for Directors on the Combined Code (“the Turnbull guidance”) was published in September 1999. The Board of Directors considers that it has complied with the Turnbull guidance throughout the year and up to the date of approval of this Annual Report & Accounts. In addition, during 2003/04 the Board continued to review the implications of the Sarbanes-Oxley Act and took steps to ensure compliance.

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

Signet’s disclosure control procedures are designed to help ensure that processes and procedures for information management are in place at all levels of the Group. The disclosure control procedures aim to ensure that any information disclosed by the Group is recorded, processed, and summarised appropriately. The procedures are also designed to ensure that information is accumulated and communicated to management

40	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

to allow timely decisions to be made regarding required disclosure. The Group’s Disclosure Control Committee consists of the Group Finance Director, the Company Secretary, the Investor Relations Director and the Group Financial Controller who consult with the Group’s external advisers and auditors as necessary. These procedures enable Signet to make timely and accurate public disclosures.

Key procedures designed to provide effective internal control are:

•	Control environment – control is exercised through an organisational structure with clearly defined levels of responsibility and authority together with appropriate reporting procedures, particularly with respect to financial information, capital expenditure, investment, granting of guarantees and the use of treasury products (see pages 32 and 33 for more detail) as well as health, safety, environmental and customer service issues.

•	Reporting and information systems – the Group has a comprehensive budgeting and five year strategic planning system with an annual budget and strategic plan approved by the Board. Monthly trading results and balance sheets when reported include the corresponding figures for the budget or revised forecast and the previous year. Any significant variances are examined by divisional operating management and discussed with Group management, with action being taken as appropriate. A forecast of the full year’s results is updated regularly, based on performance to date and any changes in outlook. The executive directors regularly report to the Board on the development of the business, the competitive environment and any material breaches of procedure. Through these mechanisms, the Group’s performance is continually monitored, risks identified in a timely manner and their implications assessed, control procedures re-evaluated and corrective actions agreed and implemented. The Group issues both sales and financial results on a quarterly basis. The external auditor reviews the quarterly and half year statements, and Christmas Trading Statement and presents reports to the Audit Committee for consideration.

•	Risk management – the identification of major business risks is carried out in conjunction with operational management and appropriate steps are taken to monitor and mitigate risks. The Risk Management Committee, whose members include the Group Finance Director and senior divisional executives, meets on a regular basis, at least four times a year. Matters considered by the Risk Management Committee include reviews of the Group’s risk register, emerging issues, new regulations and the activity of the internal audit function. The external auditors receive copies of the papers submitted to the committee. A report from each Risk Management Committee meeting, and any material non-compliance or emerging issue, is considered by the Board in a timely manner. From the start of 2004/05 the Audit Committee will review the effectiveness of the Group’s internal control and risk management procedures and report to the Board on these matters.

•	Control procedures – each operating division maintains documented financial and operating controls as well as procedures appropriate to its own business environment and in conformity with Group guidelines. Each of the operating divisions has an internal audit function which primarily reviews the processes in the store operations but also reviews central service functions. The work of the internal audit function is monitored by senior divisional executives, Group management, the Risk Management Committee and the Audit Committee.

•	Reviews of effectiveness – the Board, in addition to receiving the Risk Management Committee reports, annually reviews the effectiveness of the internal control system on the basis of a report submitted to the Risk Management Committee. This report is based on annual written self-certification statements prepared by the operating divisions and head office departments which confirm the extent of their compliance with all material internal financial operating and disclosure controls. These statements are prepared by the divisional finance directors on behalf of each operating division and are reviewed by senior divisional executives, Group management and the Board. The Disclosure Control Committee reports to the Audit Committee on a quarterly basis as to the effectiveness of the disclosure control procedures.

Based on their review of the Group’s disclosure controls and procedures, as of the end of the period covered by this Annual Report & Accounts, the Group Chief Executive and Group Finance Director have concluded that the Group’s current disclosure controls and procedures are effective in achieving their objective of ensuring that information regarding the Group is recorded, processed, summarised and reported and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure. They concluded that there have not been any significant changes in the Group’s internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect those controls.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	41

Back to Contents

Directors’ remuneration report

Information contained in sections and figures marked ß has been audited.

1. The role of the Remuneration Committee
The prime purpose of the Remuneration Committee is to set the remuneration policy for executive directors and senior managers and to ensure that they are fairly rewarded for their individual contribution to the Group’s overall performance, having due regard to the interests of shareholders, to the financial and commercial health of the Group and to the relevant market place in which recruitment takes place.

All members of the Remuneration Committee are independent non-executive directors and do not have any personal financial interest (other than as shareholders) in matters decided by the Committee. No executive director or senior manager is involved in determining his or her own remuneration.

The Remuneration Committee sets the remuneration of the Chairman of the Board (James McAdam). It also sets that of the Group Chief Executive (Terry Burman) after consultation with the Chairman. The remuneration of the other executive director and certain senior managers is set by the Committee based on recommendations made by the Group Chief Executive after consultation with the Chairman of the Board. Performance targets are set by the Committee in consultation with the Chairman of the Board and, where appropriate, external professional consultants. Where executive directors are involved in advising and assisting the Remuneration Committee, care is taken to recognise and avoid possible conflicts of interest.

The Remuneration Committee draws on external professional advice on a regular basis and makes use of relevant and reliable independent market surveys. In 2002/03 the Committee appointed Towers Perrin as advisers to assist it. Towers Perrin are not retained in any other capacity within the Group. In addition Addleshaw Goddard (to 8 July 2003), Herbert Smith (from 8 July 2003) and Weil, Gotshal & Manges (on US aspects) advised the Remuneration Committee on legal matters. These firms also provided general legal advice to Signet.

The remuneration of the non-executive directors is not within the remit of the Remuneration Committee. Such remuneration is determined by the Chairman and the executive component of the Board following a recommendation by the Chairman after consideration of, among other factors, external comparisons and the time commitment and responsibility of the role.

From 2 February 2003 to 31 March 2003 the Remuneration Committee consisted of Lee Abraham, Brook Land, Robert

Blanchard (Chairman) and Russell Walls. From 1 April 2003 to 7 January 2004 the Committee consisted of Lee Abraham, Robert Blanchard (Chairman) and Russell Walls. Lee Abraham retired and Brook Land rejoined the Remuneration Committee on 7 January 2004. The Committee met nine times during 2003/04 and there was full attendance at all meetings.

2. Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. After careful consideration during 2002 and 2003, the Remuneration Committee formally adopted a set of six principles. Following a review by the Remuneration Committee in early 2004 these principles remain unaltered and they are set out below:

(i)	Signet’s primary business objective should be to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognised that to deliver consistently above industry-average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provide above industry-average total remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executive and their ability to influence results. Excluding pensions there should

42	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

be only one element of guaranteed remuneration; base salary. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being rewarded through executive share option awards and participation in long term incentive plans.

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that some 70% of Signet’s sales and profits are generated in the US and that significant differences in remuneration practices exist between the US and the UK, separate surveys will be conducted in each country.

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

(b) Annual bonus plan
Individual annual bonus targets are set each year to take account of the role of the executive and current business plans. Annual bonus awards for executive directors are based on the achievement of growth in pre-tax profit in the year at a rate above inflation. There is a cap set each year on such awards and a threshold performance below which no payments are made. The bonus rate increases after an intermediate target rate of profit growth, which is set each year, is achieved.

From the start of 2004/05 the growth in pre-tax profits will be measured using constant exchange rates. The Remuneration Committee believes this change to be appropriate as it will avoid subsequent foreign exchange rate movements unjustly rewarding, or unfairly penalising, Group senior management. It will also bring Group senior management bonuses on to the same basis as divisional senior management, whose bonuses are unaffected by exchange rates.

(c) Share option plan
The Remuneration Committee believes that an executive share option plan is appropriate to execute the remuneration principles set out on pages 42 and 43, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions should have the opportunity to participate in the equity of the Company through a savings related share option plan, and annual invitations are normally made. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

(d) Long term incentive plan (“LTIP”)
The Remuneration Committee believes that, in addition to the provision of share options, it is appropriate to operate an LTIP to encourage executive directors, senior members of the divisional executive management committees and certain other senior executives with a similar level of responsibility, to meet long term strategic and financial objectives set by the Board. The policy is to make annual awards subject to the general principles explained in paragraphs 2(iv) and 2(v) above. Vesting is dependent on the achievement of challenging performance conditions set by the Committee at the time the awards are made and such awards do not normally vest within three years from the date the award is granted.

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

The criteria used to measure performance are based on the results of the Group (subject to minor adjustments that are approved by the Remuneration Committee) so as to provide clarity and objectivity.

(f) Pensions for executive directors
UK based executive directors are normally members of the Group Scheme.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	43

Back to Contents

Directors’ remuneration report (continued)

At the present time there is only one such director, the Group Finance Director. The Group Scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme and has a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses. All Group Scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (the “FURBS”) is used to supplement pension benefits.

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

Apart from remuneration itself, there are certain other allied policy matters which are the concern of the Remuneration Committee. These are:

(i) Companies used for comparison
In assessing all aspects of pay and benefits, the Remuneration Committee takes account of the packages offered by a range of other retailers and, where appropriate, companies outside the retail sector. Different companies are used for comparison for executives in Group functions, and in the UK and the US divisions. These companies are chosen on the basis of turnover, market capitalisation, profits, number of employees and the nature and geographic spread of their operations. There have been no significant changes in the comparator companies used during the year.

(ii) Service contracts
It is the policy of the Remuneration Committee that an executive director’s contract should be a one year rolling contract with the period of notice to terminate the contract to be given by either side not exceeding one year and that, if it is necessary to grant a longer period of notice when recruiting from outside the Group, this should reduce to a maximum of one year after an initial period. No director has a service contract of more than one year.

(iii) Early termination
The Remuneration Committee believes that the circumstances of early termination vary. Only in very exceptional circumstances will explicit terms for compensation for early termination be included in contracts for new directors. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss within the framework of individual circumstances.

(iv) Executive directors – outside appointments
The Group recognises the benefits to the individual and to the Group when executive directors of the Company also act as non-executive directors of other companies not associated with Signet. Subject to certain conditions, executive directors are permitted to accept one appointment as a non-executive director of another company. The executive director is permitted to retain any fees paid for such service. Unless otherwise determined by the Board, executive directors may not normally accept more than one such non-executive directorship. During 2003/04 no executive director had an outside appointment. On 3 March 2004 Walker Boyd became a non-executive director of WH Smith PLC.

3. Directors’ remuneration
The remuneration package of the Group Chief Executive, the highest paid director, is determined with regard to the fact that he is a US citizen, based in the US and his remuneration is set in US dollars and not pounds sterling. Some 70% of Group sales and profits are generated in the US.

(a) Salary and benefits
The Remuneration Committee normally reviews the salary and benefits of executive directors annually. Details of the salaries received by executive directors are shown on page 45. Following the 2004 annual reviews the Remuneration Committee increased the Group Chief Executive’s salary from $1,210,000 to $1,283,000 and that of the Group Finance Director from £310,000 to £330,000. The Chairman’s remuneration was increased from £300,000 to £327,000.

(b) Annual bonus plan
In 2003/04 an annual bonus of 23.0% (maximum 100%) of base salary was paid to the Group Chief Executive and 17.2% (maximum 75%) to the Group Finance Director, reflecting the 6.0% increase in reported pre-tax profit. At constant exchange rates the Group achieved a 13.0% increase in pre-tax profit, which would have earned a bonus of 80.0% of base salary for the Group Chief Executive and 60.0% for the Group Finance Director. As the Remuneration Committee believes that these

44	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Directors’ emolumentsß
Details of directors’ emoluments for the year to 31 January 2004 were as follows:

					Short term		Termination
	Basic salary or fees		Benefits(1)		bonuses		payments(2)		Total

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Executive
James McAdam
Chairman	296	271	23	24	–	–	–	–	319	295
Walker Boyd
Group Finance Director	308	291	22	21	116	131	–	–	446	443
Terry Burman(3)
Group Chief Executive	714	743	26	30	360	444	–	–	1,100	1,217
Ian Dahl(4)
former Chief Executive of
UK division	–	184	–	15	–	–	–	304	–	503
Non-executive
Lee Abraham(5)	35	35	–	–	–	–	–	–	35	35
Robert Blanchard	38	35	–	–	–	–	–	–	38	35
Brook Land	38	35	–	–	–	–	–	–	38	35
Dale Hilpert(6)	17	–	–	–	–	–	–	–	17	–
Russell Walls(7)	38	18	–	–	–	–	–	–	38	18
David Wellings(8)	–	13	–	–	–	–	–	–	–	13

Total	1,484	1,625	71	90	476	575	–	304	2,031	2,594

(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	On 30 September 2002 the former Chief Executive of the UK division, Ian Dahl resigned giving 12 months' notice. The Group opted to make his resignation effective immediately in accordance with the terms of his contract and made a payment in February 2003 of £280,000 in lieu of notice. Signet also agreed to continue providing certain benefits that would have been payable had Ian Dahl remained in employment during his notice period, which amounted to £23,887 in total. No payments were made in respect to pensions. In accordance with the rules of the schemes the Remuneration Committee exercised its discretion to allow 434,211 executive share options, with an exercise price of 57p, to become exercisable in May 2003 and the 2000 LTIP grant to vest in 2003. Under the LTIP grant a payment of £62,222 was paid and an option over 112,619 shares at an exercise price of £1 in total was granted. All other executive options and LTIP awards held by Ian Dahl were forfeited.
(3)	Terry Burman's emoluments are specified and paid in US dollars and an average exchange rate of US$1.68 was used (2002/03:US$1.53).
(4)	Until his resignation on 30 September 2002.
(5)	Until his retirement on 8 January 2004.
(6)	From his appointment on 1 September 2003
(7)	From his appointment on 1 August 2002.
(8)	Until his retirement on 13 June 2002.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

executives should not be unfairly benefited or penalised by short term movements in exchange rates, it decided to award discretionary bonuses of 27.0% and 20.3% to the Group Chief Executive and Group Finance Director. These payments took the total bonus payments up to the target level being 50.0% for the Group Chief Executive and 37.5% for the Group Finance Director, set by the Remuneration Committee even though performance at constant exchange rates would have justified a significantly higher figure. Short term bonus targets will in future use constant exchange rates.

In 2004/05 the annual bonus of the Group Chief Executive is capped at 100% of base salary and that of the Group Finance Director at 75% of base salary. The potential rate of bonus increases on a straight line basis from the rate of inflation up to an intermediate target for growth in Group profit before tax at

Signet Group plc Annual Report & Accounts year ended 31 January 2004	45

Back to Contents

Directors’ remuneration report (continued)

constant exchange rates, then an accelerated rate applies until the maximum bonus can be earned at 15% growth. The minimum bonuses are only payable after profits increase by more than inflation.

(c) Share option and long term incentive plans
Share options granted to directors are set out on page 50. See page 43 for the factors influencing the choice of performance criteria and for the basis of measurement.

(i) Executive share option plans
In July 2003, following consultation with the Association of British Insurers and a significant number of major shareholders, approval was given at an extraordinary general meeting to the Signet Group plc International Share Option Plan 2003, the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003 and the Signet Group plc US Share Option Plan 2003 (“2003 Plans”). Of the votes cast by proxy at the extraordinary general meeting 87% were in favour of the proposal. 1,160,619,434 votes were cast (68% of the issued share capital) and abstentions in respect of 7% of the issued share capital were received.

The 2003 Plans replace the Signet Group plc 1993 Executive Share Option Scheme (the “1993 Scheme”), under which no further options may be granted.

The 2003 Plans allow the Remuneration Committee discretion to set performance conditions. The performance conditions under the 2003 Plans were set out in the circular to shareholders seeking approval for the 2003 Plan and no significant change in those conditions will be made without prior consultation with major shareholders. The Remuneration Committee made the 2004 grants on the same basis as the 2003 grants. The conditions are set out below:

UK executives
For UK executives the personal performance of participants will be assessed on each occasion that share option grants take place and will be reflected in the level of the individual awards.

In addition all grants will be subject to exercise conditions as follows:

Level of grant
	Required annual rate of
	compound growth in
	earnings per share	(1)
	above inflation	(2)

Up to 200% of base salary	+3%
201% to 400% of base salary	+4%
Above 400% of base salary	+5%

(1)	Normalised earnings per share as defined by the Institute of Investment Management and Research.
(2)	As defined by the UK Retail Price Index.
Performance will be measured over three years from the start of the financial year in which the award is made, and may then be measured from the same start point to the end of the fourth and fifth years if not previously satisfied.

US executives
For US executives there is a pre-grant test based on both personal and corporate performance. In addition there is a post grant exercise condition that annual compound growth in earnings per share will be more than 3% above inflation.

The post grant performance condition will be measured over three years from the start of the financial year in which the award is made, and may then be measured from the same start point to the end of the fourth and fifth years if not previously satisfied.

Options granted under the executive share option plans are normally only exercisable between three and ten years from the date of grant, after which the options lapse.

In July 2003 options of five times salary were awarded to the Group Chief Executive. In 2004 options amounting to five times salary will be awarded to the Group Chief Executive, the grant price to be fixed following the announcement of the preliminary results. The awards to the Group Chief Executive were based on principles 2 (iv), 2 (v), 2 (vi) (set out on pages 42 and 43), a remuneration survey that was undertaken, and reflected the strong performance of both the Group and the executive over the prior three years. In the case of the Group Finance Director, he was awarded options amounting to one and a quarter times salary in July 2003 and will be awarded options amounting to one and a half times salary in 2004.

Certain provisions of all the share option plans may be amended by the Board, but certain basic provisions (and in particular most of the limitations on individual participation, the number of shares and the percentage of share capital that can be issued thereunder) cannot be altered to the advantage of the participants except with the approval of the shareholders of the Company or in accordance with the adjustment provisions in the plans.

(ii) All-employee share plans
In 1998/99 the Group introduced an Inland Revenue approved savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”), together, the “All-employee Schemes”. These schemes give those employees with qualifying service the opportunity to participate in the equity of the Company, with the aim of aligning the interests of employees with those of shareholders.

46	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

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

(iii) Long term incentive plan
Shareholders gave approval, in June 2000, to the Signet Group plc 2000 Long Term Incentive Plan (“2000 LTIP”).

Awards were made to executive directors and other senior executives in 2000/01, 2001/02, 2002/03 and 2003/04. All these awards are subject to fulfilment of minimum performance conditions set at the time of the award as to:

•	compound annual growth in the profit before tax of the Group using a constant exchange rate (“Profit Growth”) and

•	the return on capital employed (“ROCE”) of the Group

in each case over a fixed period of three successive financial years starting with the one in which the award was made. Nothing is payable under the award unless both minimum performance conditions are achieved. The minimum Profit

Growth is set at a threshold level after taking account of inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business’s targeted ROCE is achieved.

If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•	if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum set for the particular participant. This maximum is equal to a specified percentage of his base salary at the time at which the award vests. The maximum award for the Group Chief Executive is equal to 70% of base salary at vesting and for the Group Finance Director 50% of base salary at vesting.

•	if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase. In the case of the Group Chief Executive, for each 0.5% by which the ROCE exceeds the level specified in the award, the amount of the award would increase by an amount equal to 5% of base salary (at vesting) up to a maximum increase equal to 35% of such base salary. Similarly in the case of the Group Finance Director, for each 0.5% by which the ROCE exceeds the specified level the amount of the award would increase by an amount equal to 3% of such base salary up to a maximum increase equal to 25% of such base salary. In no event, however, can any such increase result in the applicable maximum award amount stated in the preceding paragraph being exceeded.

2000 LTIP performance criteria
	2004/05	2003/04	2002/03	2001/02
	award	award	award	award

Minimum performance for any vesting
Profit measure	Profit Growth in excess of threshold inflation level
ROCE measure	22.2%	21.0%	20.5%	20.5%

Profit Growth performance measure
Profit Growth rate inflection point	10.0%	10.0%	10.0%	10.0%
Profit Growth rate required for maximum vesting	15.0%	15.0%	15.0%	15.0%

ROCE performance measure
Specified ROCE required	23.2%	22.0%	21.5%	22.5%

Signet Group plc Annual Report & Accounts year ended 31 January 2004	47

Back to Contents

Directors’ remuneration report (continued)

The table on page 47 shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement in the case of each participant.

When the performance conditions have been satisfied 50% of the amount which vests will be payable in cash and the other 50% will consist of the grant of an option to acquire shares in the Company, the number of shares being determined by using the middle market price on the day preceding the grant of the award. For the 2001/02, 2002/03 and 2003/04 awards, that share price was 74.75p, 121.00p and 83.50p respectively. Due to the deferred equity nature of the share linked element of the award the exercise price of the option is a nominal amount of £1 or $1, as appropriate. The participants can normally exercise their option at any time after vesting, until the tenth anniversary of the grant of the award.

In 2004/05 awards under the 2000 LTIP were made to the Group Chief Executive and the Group Finance Director at a similar level to that of previous years, the share price to be fixed following the announcement of the preliminary results.

(d) Employee trusts
The share option plans may be operated in conjunction with one or more employee share ownership trusts (the Signet Group Employee Share Trust (“ESOT”) or the Signet Group Qualifying Employee Share Trust (“QUEST”)) which may acquire shares in the Company for the purposes of satisfying the exercise of options.

The 2000 LTIP operates in conjunction with the ESOT which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

The trustees of the ESOT and QUEST have waived their rights to any dividends declared on shares held in the trusts.

(e) Share Scheme Limits
The executive share option plans are subject to the following limits on the number of shares that may be issued:

(i)	the maximum number of shares that have been or may be issued pursuant to options granted under the executive share option plans and any other discretionary share option scheme adopted by the Company may not exceed 5% of the shares from time to time in issue in any ten year period;

(ii)	the maximum number of shares that have been or may be issued pursuant to options granted under the executive share option plans and any other employees’ share scheme adopted by the Company may not exceed 10% of the shares from time to time in issue in any ten year period; and

(iii)	the maximum of 171,376,839 shares (representing 10% of the issued share capital on 8 July 2003) may be issued pursuant to incentive options granted under the US Plan (the equivalent 10% limit for incentive stock options under the US section of the 1993 Scheme as at 8 June 2000 was 167,996,844 shares).

In any ten year period not more than 10% of the issued share capital of the Company from time to time may in aggregate be issued or issuable pursuant to options granted under the All-employee Schemes or any other employees’ share schemes adopted by the Company.

The number of shares which may be issued or issuable pursuant to the 2000 LTIP (including to the ESOT), when aggregated with any shares issued or issuable by the Company in the preceding ten years under any employees’ share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. The number of shares which may be issued or issuable pursuant to the 2000 LTIP (including to the ESOT), when aggregated with all shares issued or issuable by the Company in the preceding ten years under any other employees’ share scheme, is limited to 10% of the Company’s issued share capital from time to time.

No more than 5% of the issued share capital of the Company may be held by the trustee of the ESOT without prior approval of shareholders.

(f) Shareholding guidelines
When the 2003 Plans were introduced shareholding guidelines were set for executive directors and senior executives of the Group. The Group Chief Executive is expected to build a holding of shares equal to at least twice salary and the Group Finance Director to at least one times salary. Until these levels have been achieved, half of any post tax option gains under the 2003 Plans should be held in Signet shares.

(g) Service contracts
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

48	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan referred to on page 44 in respect of the proportion of the fiscal year prior to the effective date of termination and (iv) a sum equal to a variable percentage (currently 80.6%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period. The amount of termination payments due to the Group Finance Director would equal, in summary, the aggregate of (i) his annual salary as at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme. The contracts contain confidentiality and non-competition clauses.

The Chairman has a letter of appointment (dated 20 June 2001), with no fixed term. The appointment can be terminated in writing by either party on reasonable notice. Each non-executive director has a letter of appointment from the Company which does not have a termination clause and does not provide for compensation for loss of office. The duration of any such appointment is subject to the terms of the Articles of Association and normally runs until such director is next required to stand for election or re-election.

The letters of appointment are dated as set out below:

Robert Blanchard	5 September 2000
Dale Hilpert	15 July 2003
Brook Land	16 October 1995
Russell Walls	29 May 2002

(h) Company pension
The Chairman did not receive any pension provision in 2003/04. The amount paid in respect of life assurance for him in the period was £19,100ß (2002/03: £19,100ß).

The Group Chief Executive is a member of the Sterling Jewelers Inc. 401(k) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled £1,786ß (2002/03: £1,797ß) and £140,091ß (2002/03: £145,571ß) respectively.

Pension benefits in respect of UK based directors are set out below.

(i) Aggregate emoluments
The total emoluments for directors of the Company and officers of the Group (excluding amounts due under the LTIP), as listed on pages 34 and 35, for services in all capacities was 2,403,000 (2002/03: £3,340,000). The amounts due under the 2000 LTIP for directors of the Company and officers of the Group was £760,000 (2002/03: £1,107,000, restated to reflect the market value at vesting). 50% of the amounts due under the 2000 LTIP are payable in cash and the other 50% consists of the grant of an option to acquire shares in the Company. Details of the directors’ emoluments are given on page 45.

Pension benefits for UK based executive directorsß
			Ian Dahl
	Walker Boyd		former Chief Executive of
	Group Finance Director		the UK division

	2003/04	2002/03	2003/04	2002/03	(1)

	£	£	£	£

Change in accrued benefits during the year (gross of inflation) (A)	3,934	3,814	–	2,295
Change in accrued benefits during the year (net of inflation)	2,955	3,285	–	2,173
Accrued benefits at the end of the year	38,888	34,954	–	9,450
Transfer value of (A)(2)	35,071	37,621	–	36,393
Transfer value of accrued benefits at the beginning of the year(2)	400,303	336,380	–	104,583
Transfer value of accrued benefits at the end of the year(2)	408,530	400,303	–	158,266
Change in transfer value of accrued benefits(2)(3)	8,227	63,923	–	53,683
Group payments to the FURBS	41,760	38,787	–	30,027
Life assurance contributions	2,508	2,127	–	4,265

(1)	Until his resignation on 30 September 2002.
(2)	No contributions were made by a director.
(3)	Calculated in accordance with the Actuarial Guidance Note GN 11.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	49

Back to Contents

Directors’ remuneration report (continued)

4.	Directors’ interests in sharesß
(a)	Directors’ interest in share optionsß

Director			Number of shares under option

		At 2				At 31			Date from
		February				January	Exercise		which		Expiry
		2003	Granted	Forfeited	Exercised	2004	price		exercisable	(1)	date	(1)

Walker Boyd(2)
		837,037	–	–	–	837,037	33.75p		6.10.00		5.10.07
		745,665	–	–	–	745,665	43.25p		28.4.01		27.4.08
		429,648	–	–	–	429,648	49.75p		10.4.02		31.3.09
		611,842	–	–	–	611,842	57.00p		8.5.03		7.5.10
		179,401	–	–	–	179,401	75.25p		2.5.04		1.5.11
	(3)	19,000	–	–	–	19,000	50.00p		1.1.05		30.6.05
		225,000	–	–	–	225,000	120.00p		11.4.05		10.4.12
		–	133,484	–	–	133,484	£1 in total		15.4.03		18.7.10
	(4)	–	397,435	–	–	397,435	97.50p		14.7.06		13.7.13

Total		3,047,593	530,919	–	–	3,578,512	55.04p	(5)

Terry Burman(2)
	(6)	1,968,122	–	–	(1,968,122)	–	$0.72		–		–
		1,094,239	–	–	–	1,094,239	$0.80		10.4.02		31.3.09
		2,217,280	–	–	–	2,217,280	$0.87		8.5.03		7.5.10
		496,289	–	–	–	496,289	$1.08		2.5.04		1.5.11
		1,242,019	–	–	–	1,242,019	$1.72		11.4.05		10.4.12
	(3)	8,670	–	–	–	8,670	$1.10		3.11.04		31.1.05
	(6)	–	486,384	–	(486,384)	–	$1 in total		–		–
	(4)	–	3,807,426	–	–	3,807,426	$1.59		14.7.06		13.7.13

Total		7,026,619	4,293,810	–	(2,454,506)	8,865,923	$1.30	(5)

James McAdam
		1,075,145	–	–	–	1,075,145	43.25p		28.4.01		27.4.08
		869,347	–	–	–	869,347	49.75p		10.4.02		31.3.09
	(3)	19,000	–	–	–	19,000	50.00p		1.1.05		30.6.05

Total		1,963,492	–	–	–	1,963,492	46.19p	(5)

All options were granted to directors while they were directors. The performance conditions for grants made under the 2003 Plans are set out on page 46. The conditions set by the Remuneration Committee for exercise of options granted under the Executive Share Option Scheme 1993 were that for vesting to take place a post inflation minimum growth in earnings per share of 10% over any consecutive three year period had to be achieved. This performance condition was chosen as the Remuneration Committee believed it to be in line with market practice. This condition has been met in respect of the options granted between October 1997 and May 2001; the performance criteria having been satisfied in each case over the first three year period following the grant of the options.
The Black-Scholes option-pricing model fair value is given on page 99 for options granted in the last three years.
(1)	The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed.
(2)	See page 46 regarding awards that will be made in 2004/05.
(3) & (4)	The options above were all granted under the 1993 Scheme except those marked (3) which were granted under the terms of the Sharesave Scheme or, in the case of Terry Burman, the Employee Stock Savings Plan, and those marked (4) which were granted under the 2003 Plans.
(5)	These are weighted averages of the exercise prices per share for the options held at the year end.
(6)	Exercised on 9 September 2003, when the market price was 113.5p.
The aggregate amount of gains made by directors on the exercise of options during the year amounted to £1,934,651 (2002/03: £594,191)

50	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Except as set out in tables (a), (b) and (c), or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 24 March 2004 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company.

At 1 February 2003, 31 January 2004 and 24 March 2004, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) on pages 50 to 52. As explained on page 47 the value of the awards that vest under the 2000 LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

Although the minimum performance conditions for the 2001/02 award have been exceeded, vesting will only occur within 60 days of the preliminary results announcement for the year ended 31 January 2004.

(b)	Directors’ interests in LTIPsß

		Awards subject to				Awards where the performance
		performance conditions				conditions have been satisfied(1)

										Option		Cash and		Cash and		Expiry of
		Cash		Option		Cash		Option		portion		options total		options		award or
	Date of	portion	(2)	portion	(2)	portion	(3)	portion	(3)	(current	(4)	current	(4)(5)	total	(6)	vested
	award	(grant value)		(number)		(grant value)		(number)		value)		value		vested		option
Director		£				£				£		£		£

Walker Boyd(7)
2000/01 award(8)	19.7.00	–		–		–		–		–		–		176,533		18.7.10
2001/02 award(8)	4.5.01	–		–		65,410		87,504		94,505		159,915		–		3.5.11
2002/03 award(8)	26.4.02	77,500		64,049		–		–		–		146,673		–		–	(9)
2003/04 award	2.5.03	77,500		92,814		–		–		–		177,739		–		–	(9)

Awards at end of year		155,000		156,863		65,410		87,504		94,505		484,327		176,533

Terry Burman(7)
2000/01 award(8)	19.7.00	–		–		–		–		–		–		630,886		18.7.10
2001/02 award(8)	4.5.01	–		–		201,623		344,941		372,537		574,160		–		3.5.11
2002/03 award(8)	26.4.02	230,163		240,005		–		–		–		489,369		–		–	(9)
2003/04 award	2.5.03	230,163		316,318		–		–		–		571,787		–		–	(9)

Awards at end of year		460,326		556,323		201,623		344,941		372,537		1,635,316		630,886

All grants were made to directors while they were directors and the performance conditions relating to the awards are set out on page 47.
(1)	In respect of the 2001/02 awards the Group performance achieved was a growth in profit before tax of 12.3% per annum and a ROCE of 24.0% . This resulted in 87.6% of the award vesting for the Group Chief Executive and 84.4% for the Group Finance Director.
(2)	Assumes maximum performance conditions are satisfied and is calculated using salary at 24 March 2004, a share price at the time of grant in 2002 of 121.0p and in 2003 of 83.5p and in the case of Terry Burman an exchange rate of $1.84.
(3)	Calculated using salary at 24 March 2004 and a share price at the time of grant in 2001 of 74.75p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using share price as at 24 March 2004 of 108p.
(5)	Cash portion plus option portion value at 24 March 2004. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 15 April 2003 and the cash portion was worth £73,750 and £256,369 respectively for Walker Boyd and Terry Burman. The option interest was over 133,484 shares for Walker Boyd and 486,384 shares for Terry Burman and are included in the table of directors’ interests in share options on page 50. The share price on the day of vesting was 77p. For Terry Burman an exchange rate of $1.57 was used.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 70% of salary at vesting) and Walker Boyd (maximum of 50% of salary at vesting) on 23 March 2004.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	51

Back to Contents

Directors’ remuneration report (continued)

(c)	Directors’ interests in sharesß

	Number of shares

	At start	At end	At 24 March
Director	of year	of year	2004

Lee Abraham(1)	75,000	75,000	–
Robert Blanchard	6,360	6,360	6,360
Walker Boyd	433,495	433,495	433,495
Terry Burman	322,266	460,866	460,866
Dale Hilpert	–	–	–
Brook Land	25,000	25,000	25,000
James McAdam(2)	242,088	242,088	242,088
Russell Walls	4,000	4,000	4,000

(1)	Until his retirement as a director on 8 January 2004.
(2)	22,000 of those shares held were, at each date, held by James McAdam’s wife in trust for their grandchildren and, while James McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.

The Group operates the QUEST which is currently used in connection with the Sharesave Scheme, and the ESOT. Walker Boyd and James McAdam, at 1 February 2003, 31 January 2004 and 24 March 2004, were, in common with all other UK employees of the Group, deemed to have an interest in the shares held by the QUEST and the ESOT. The QUEST held 180 shares on 30 September 2002,110,857 on 1 February 2003, 41,065 on 31 January 2004 and 35,992 on 24 March 2004, and the ESOT held nil shares on each of those dates. No director had been granted any specific interest in such shares other than options held by them under a savings-related share option scheme.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

5.	Share price
The middle market price of a Signet share on the London Stock Exchange was 94.5p on 31 January 2004 and was 75.0p on 1 February 2003. During the 52 weeks ended 31 January 2004, the middle market prices on the London Stock Exchange ranged between a low of 66.0p and a high of 114.5p. On 24 March 2004 the middle market price was 108.0p.

6.	Total shareholder return (“TSR”)
The graph on page 53 (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 31 January 1999 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph on page 53 (right), is the Group’s performance compared to the FTSE general retail sector.

52	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Five year historical TSR performance

Growth in the value of a hypothetical £100 holding over five years

FTSE 350 (excluding investment trusts) comparison based on 30 trading day average values

Five year historical TSR performance

Growth in the value of a hypothetical £100 holding over five years

FTSE general retailers index comparison based on 30 trading day average values

The directors’ remuneration report was approved by the Board on 24 March 2004, and signed on its behalf by:
Robert Blanchard, Chairman, Remuneration Committee

Signet Group plc Annual Report & Accounts year ended 31 January 2004	53

Back to Contents

Statement of directors’ responsibilities

The directors are required to prepare accounts for each financial period which give, in accordance with the Companies Act 1985, a true and fair view of the state of affairs of the Company and the Group as at the end of that financial period and of the profit or loss for that period. In preparing those accounts, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are in their opinion reasonable and prudent; and

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and prepare the accounts on a going concern basis unless in their view, based on the information then available to them, that basis of preparation would not be appropriate.

The directors are responsible for ensuring that the Company complies with the requirements of the Companies Act 1985 in regard to keeping adequate accounting records which disclose with reasonable accuracy, at any time, the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

54	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Independent auditor’s report

To the Board of Directors and shareholders of Signet Group plc

We have audited the accompanying consolidated balance sheets of Signet Group plc and subsidiaries as at 31 January 2004 and 1 February 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses and consolidated cash flow statements for the 52 week period ended 31 January 2004, the 52 week period ended 1 February 2003 and the 53 week period ended 2 February 2002 presented on pages 56 to 102. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Signet Group plc and subsidiaries as at 31 January 2004 and 1 February 2003, and the results of operations and cash flows for the 52 week period ended 31 January 2004, the 52 week period ended 1 February 2003 and the 53 week period ended 2 February 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 17 to the financial statements, the Company adopted FRS 17 – ‘Retirement Benefits’ resulting in the restatement of the financial position of Signet Group plc and subsidiaries as at 1 February 2003 and the results of operations and cash flows for the 52 week period ended 1 February 2003 and the 53 week period ended 2 February 2002.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented on pages 94 to 102 in the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London

24 March 2004

Signet Group plc Annual Report & Accounts year ended 31 January 2004	55

Back to Contents

Consolidated profit and loss account
for the 52 weeks ended 31 January 2004

	52 weeks ended 31 January 2004	52 weeks ended 1 February 2003 as restated (1)	53 weeks ended 2 February 2002 as restated (1)
	£m	£m	£m	Notes

Sales	1,617.2	1,608.0	1,578.1	2
Cost of sales	(1,330.9)	(1,331.6)	(1,318.3)

Gross profit	286.3	276.4	259.8
Administrative expenses	(64.0)	(62.5)	(61.0)

Operating profit	222.3	213.9	198.8	2
Net interest payable and similar charges	(10.4)	(14.0)	(15.0)	3

Profit on ordinary activities before taxation	211.9	199.9	183.8	4
Tax on profit on ordinary activities	(74.7)	(70.8)	(63.4)	7

Profit for the financial period	137.2	129.1	120.4
Dividends	(43.2)	(36.1)	(30.5)	8

Retained profit attributable to shareholders	94.0	93.0	89.9

Earnings per share – basic	8.0p	7.5p	7.1p	9
Earnings per share – diluted	7.9p	7.5p	7.1p	9

All of the above relate to continuing activities during the current and previous periods.

The profit impact of the 53rd week in 2001/02 is analysed on page 28.

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

56	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Consolidated balance sheet
at 31 January 2004

	31 January 2004	1 February 2003 as restated (1)
	£m	£m	Notes

Fixed assets:
Intangible assets	16.8	19.8	10
Tangible assets	202.8	205.5	11

	219.6	225.3

Current assets:
Stocks	541.5	539.5	12
Debtors(2)	339.5	345.9	13
Cash at bank and in hand	128.0	89.2	14

	1,009.0	974.6
Creditors: amounts falling due within one year	(332.0)	(324.9)	15

Net current assets(2)	677.0	649.7

Total assets less current liabilities	896.6	875.0
Creditors: amounts falling due after more than one year	(157.2)	(189.1)	16
Provisions for liabilities and charges:
Deferred taxation	(5.4)	–	18
Other provisions	(6.4)	(7.5)	19

Total net assets	727.6	678.4

Capital and reserves – equity:
Called up share capital	8.6	8.6	20
Share premium account	60.7	53.9	21
Revaluation reserve	3.1	3.1	21
Special reserves	142.2	101.7	21
Profit and loss account	513.0	511.1	21

Shareholders’ funds	727.6	678.4

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.
(2)	Debtors and net current assets include amounts recoverable after more than one year of £1.2 million (2003: £5.2 million) (see note 13).

These accounts were approved by the Board of Directors on 24 March 2004, and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

Signet Group plc Annual Report & Accounts Year Ended 31 January 2004	57

Back to Contents

Company balance sheet
at 31 January 2004

	31 January 2004	1 February 2003 as restated (1)
	£m	£m	Notes

Fixed assets:
Tangible assets	53.9	51.3	30	(b)
Investments	766.8	803.4	30	(j)

	820.7	854.7

Current assets:
Debtors(2)	375.3	233.2	30	(c)
Cash at bank and in hand	98.3	45.0	30	(d)

	473.6	278.2
Creditors: amounts falling due within one year	(536.8)	(456.1)	30	(e)

Net current liabilities(2)	(63.2)	(177.9)

Total assets less current liabilities	757.5	676.8
Creditors: amounts falling due after more than one year	(8.3)	(18.3)	30	(f)

Total net assets	749.2	658.5

Capital and reserves - equity:
Called up share capital	8.6	8.6	20	(g)
Share premium account	60.7	53.9	30	(g)
Special reserves	565.1	565.1	30	(g)
Profit and loss account	114.8	30.9	30	(g)

Shareholders’ funds	749.2	658.5

(1)	Restated for the implementation of FRS 17 - ‘Retirement Benefits’.
(2)	Debtors and net current liabilities include amounts recoverable after more than one year of £2.2 million (2002: £1.5 million) (see note 30(c)).

These accounts were approved by the Board of Directors on 24 March 2004, and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

58	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Consolidated cash flow statement
for the 52 weeks ended 31 January 2004

	52 weeks ended	52 weeks ended	53 weeks ended
	31 January 2004	1 February 2003	2 February 2002
	£m	£m	£m	Notes

Net cash inflow from operating activities	203.8	182.2	188.0	25(a	)

Returns on investments and servicing of finance:
Interest received	0.9	1.1	1.6
Interest paid	(11.9)	(17.6)	(19.5)

Net cash outflow from returns on investments and servicing of finance	(11.0)	(16.5)	(17.9)

Taxation paid	(69.0)	(57.3)	(57.9)

Capital expenditure:
Purchase of tangible fixed assets	(50.9)	(49.5)	(60.7)
Proceeds from sale of tangible fixed assets	0.2	1.3	–

Net cash outflow from capital expenditure	(50.7)	(48.2)	(60.7)

Equity dividends paid	(36.7)	(30.8)	(27.7)

Cash inflow before use of liquid resources and financing	36.4	29.4	23.8

Management of liquid resources:
Increase in bank deposits	(42.4)	(29.9)	(27.9)

Financing:
Proceeds from issue of shares	6.3	4.3	8.9
Repayment of bank loans	(12.1)	(12.1)	(16.5)

Cash outflow from financing	(5.8)	(7.8)	(7.6)

Decrease in cash in the period	(11.8)	(8.3)	(11.7)

Reconciliation of net cash flow to movement in net debt

	52 weeks ended	52 weeks ended	53 weeks ended
	31 January 2004	1 February 2003	2 February 2002
	£m	£m	£m	Notes

Decrease in cash in the period	(11.8)	(8.3)	(11.7)
Cash outflow from decrease in debt	12.1	12.1	16.5
Cash outflow from increase in liquid resources	42.4	29.9	27.9

Change in net debt resulting from cash flows	42.7	33.7	32.7
Translation difference	17.5	27.9	(5.3)

Movement in net debt in the period	60.2	61.6	27.4
Opening net debt	(140.1)	(201.7)	(229.1)

Closing net debt	(79.9)	(140.1)	(201.7)	25(b	)

Signet Group plc Annual Report & Accounts Year Ended 31 January 2004	59

Back to Contents

Consolidated statement of total recognised gains and losses
for the 52 weeks ended 31 January 2004

	52 weeks ended	52 weeks ended	53 weeks ended
	31 January 2004	1 February 2003	2 February 2002
		as restated (1)	as restated (1)
	£m	£m	£m

Profit for the financial period	137.2	129.1	120.4
Adjustment to property revaluation	–	–	2.1
Translation differences (net of tax £nil (2003: £0.7 million credit;
2002: £0.5 million charge))	(96.7)	(143.2)	28.0
Actuarial profit/(loss) arising on pension asset (net of £2.8 million
tax charge (2003: £9.5 million 2002: £6.1 million credit))	6.4	(22.3)	(14.3)

Total recognised gains and losses relating to the period	46.9	(36.4)	136.2
Prior year adjustments (note 17) - FRS 17 (adopted in 2003/04)	(18.1)	–	–
Prior year adjustments (note 17) - FRS 19 (adopted in 2001/02)	–	–	(6.2)

Total recognised gains and losses since last Annual Report	28.8	(36.4)	130.0

Note of consolidated historical cost profits and losses

	52 weeks ended	52 weeks ended		53 weeks ended
	31 January 2004	1 February 2003		2 February 2002
		as restated	(1)	as restated	(1)
	£m	£m		£m

Profit on ordinary activities before taxation	211.9	199.9		183.8
Realisation of property revaluation deficit	–	(0.1)		–

Historical cost profit on ordinary activities before taxation	211.9	199.8		183.8

Historical cost retained profit attributable to equity shareholders	94.0	92.9		89.9

(1)	Restated for the implementation of FRS 17 - ‘Retirement Benefits’.

60	Signet Group plc Annual Report & Accounts Year Ended 31 January 2004

Back to Contents

Consolidated shareholders’ funds

	Ordinary	Deferred	Share			Profit
	share	share	premium	Revaluation	Special	and loss
	capital	capital	account	reserve	reserves	account	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 27 January 2001
– as previously stated	8.4	0.1	38.3	0.9	51.2	466.5	565.4
– prior year adjustment (note 17)	–	–	–	–	–	17.6	17.6

– as restated	8.4	0.1	38.3	0.9	51.2	484.1	583.0
Retained profit attributable to equity shareholders	–	–	–	–	–	89.9	89.9
Shares issued to QUEST/ESOT	–	–	2.2	–	–	(2.2)	–
Exercise of share options	0.1	–	7.8	–	–	–	7.9
Property revaluation	–	–	–	2.1	–	–	2.1
Actuarial loss recognised	–	–	–	–	–	(14.3)	(14.3)
Translation differences	–	–	–	–	(12.9)	28.0	15.1

Balance at 2 February 2002	8.5	0.1	48.3	3.0	38.3	585.5	683.7
Retained profit attributable to equity shareholders	–	–	–	–	–	93.0	93.0
Shares issued to QUEST/ESOT	–	–	1.9	–	–	(1.9)	–
Exercise of share options	0.1	–	3.7	–	–	–	3.8
Redemption of deferred share capital	–	(0.1)	–	–	–	0.1	–
Transfer on property disposals	–	–	–	0.1	–	(0.1)	–
Actuarial loss recognised	–	–	–	–	–	(22.3)	(22.3)
Translation differences	–	–	–	–	63.4	(143.2)	(79.8)

Balance at 1 February 2003	8.6	–	53.9	3.1	101.7	511.1	678.4
Retained profit attributable to equity shareholders	–	–	–	–	–	94.0	94.0
Shares issued to QUEST/ESOT	–	–	1.8	–	–	(1.8)	–
Exercise of share options	–	–	5.0	–	–	–	5.0
Actuarial gain recognised	–	–	–	–	–	6.4	6.4
Translation differences	–	–	–	–	40.5	(96.7)	(56.2)

Balance at 31 January 2004(1)	8.6	–	60.7	3.1	142.2	513.0	727.6

(1)	Shareholders’ funds at 31 January 2004 include cumulative losses of £108.0 million (2003: £51.8 million losses, 2002: £28.0 million profits) in respect of translation differences (see note 21, page 79).

Signet Group plc Annual Report & Accounts Year Ended 31 January 2004	61

Back to Contents

Notes to the accounts

1.	Principal accounting policies
The consolidated accounts of Signet Group plc and its subsidiary companies (“the Group”) are prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”). These principles differ in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). Application of US GAAP would have affected shareholders’ funds and results of operations at and for the 52 weeks ended 31 January 2004, the 52 weeks ended 1 February 2003 and the 53 weeks ended 2 February 2002 to the extent summarised on pages 97 and 98. The following accounting policies are applied consistently in dealing with items which are considered material in relation to the accounts of the Group:

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

The consolidated accounts comply with the Accounting Standards issued by the Accounting Standards Board. FRS 17 – ‘Retirement Benefits’ has been implemented during 2003/04 which has resulted in a prior year adjustment as described in note 17.

(b) Consolidation
The Group accounts include the accounts of the Company and its subsidiary undertakings made up for the 52 week period ended 31 January 2004 (the comparatives are for the 52 week period ended 1 February 2003 and the 53 week period ended 2 February 2002). Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

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

In the Company’s accounts, investments in subsidiary undertakings are stated at cost less any impairment in value.

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

62	Signet Group plc Annual Report & Accounts year ended 31 January 2004

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

(g) Depreciation and amortisation
Depreciation is provided on freehold and long leasehold retail premises over an estimated useful life not exceeding 50 years. Long leaseholds relate to leases that have an original and unexpired lease term of greater than 25 years. Freehold land is not depreciated.

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

(j) Leases
Rentals paid under operating leases are charged to the profit and loss account as incurred. Amounts payable in respect of turnover leases are recognised in the period to which the turnover relates.

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

Signet Group plc Annual Report & Accounts year ended 31 January 2004	63

Back to Contents

Notes to the accounts (continued)

(k) Deferred taxation
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

(l) Pension schemes
The Group Scheme, covering one of the executive directors and all participating eligible employees, which provides benefits based on members’ salaries at retirement. The assets are held by the trustees of the Group Scheme and are completely separate from those of the Group.

The full service cost of pension provisions relating to the period is charged to ‘administrative expenses’ in the profit and loss account. The expected return on the Group Scheme’s assets is credited and the interest element of the increase in the present value of the Group Scheme’s liabilities is charged to ‘net interest payable and similar charges’ in the profit and loss account.

The difference between the market value of the assets of the Group Scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. The difference between the expected return on assets and that actually achieved is recognised in the statement of total recognised gains and losses along with any differences that may arise from experience or assumption changes.

The pension cost is assessed in accordance with the advice of independent qualified actuaries. Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives are provided through the Signet Group Funded Unapproved Retirement Benefits Scheme. Cash contributions under the Group’s US defined contribution 401(k) Retirement Savings Plan are charged to the profit and loss account as incurred.

(m) Net interest payable and similar charges
Premiums paid in respect of the establishment and maintenance of borrowing facilities or purchased interest rate protection agreements are amortised to interest payable and similar charges over the term of the relevant agreement. All such interest rate protection agreements must be related to an asset or liability and must change the character of the interest rate by converting a variable rate to a fixed rate, or vice versa, to qualify for accrual accounting. In addition the term and notional amount of the swap, cap or floor must not exceed the term and principal amount of the debt or asset. Amounts payable or receivable under such agreements are accrued within net interest payable and similar charges in the profit and loss account and recorded as current assets or liabilities on the balance sheet. If the agreements are terminated early, the gain or loss is spread over the shorter of the remaining term of the original investment or the remaining term of the related debt.

(n) Vendor contributions
Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions which are received as general contributions and not against specific promotional events are allocated against stocks.

(o) Liquid resources
Liquid resources comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

64	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

2.	Segment information

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts. The Group is managed as two operating segments, being the US and UK divisions. Both divisions are managed by executive committees which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board.

		2004	2003	2002
		£m	£m	£m

	Sales by origin and destination:
	UK	501.0	473.6	452.1
	US	1,116.2	1,134.4	1,126.0

		1,617.2	1,608.0	1,578.1

	Operating profit(1):
UK	– Trading	76.6	64.7	58.8
	– Group central costs(2)	(5.7)	(6.0)	(5.1)

		70.9	58.7	53.7
	US	151.4	155.2	145.1

		222.3	213.9	198.8

	Depreciation and amortisation:
	UK	15.7	12.5	10.4
	US	24.7	25.3	24.3

		40.4	37.8	34.7

	Net interest payable/(receivable) and similar charges(1):
	UK	(2.3)	(1.2)	1.0
	US	12.7	15.2	14.0

		10.4	14.0	15.0

	Additions to tangible fixed assets:
	UK	17.8	16.4	18.8
	US	33.1	33.1	41.0

		50.9	49.5	59.8

	Tangible fixed assets:
	UK	72.6	70.5	67.6
	US	130.2	135.0	146.5

		202.8	205.5	214.1

	Total assets(1)(3):
	UK	446.3	375.3	324.1
	US	782.3	819.4	897.8

		1,228.6	1,194.7	1,221.9

	Net assets(1)(4):
	UK	209.9	126.2	140.1
	US	597.6	692.3	745.3
	Net debt	(79.9)	(140.1)	(201.7)

		727.6	678.4	683.7

(1)	2003 and 2002 restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).
(2)	Group central costs for 2002/03 include a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property.
(3)	Total assets includes fixed and current assets but excludes current liabilities and debt.
(4)	Net debt has been excluded from the two operating segments.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	65

Back to Contents

Notes to the accounts (continued)

3.	Net interest payable and similar charges
	2004	2003	2002
	£m	£m	£m

Interest on bank loans and overdrafts	1.9	4.7	7.7
Interest expense of US securitisation facility	8.2	9.0	5.9
Interest on loan notes	1.7	2.5	3.0
Facilities fees and related costs	0.9	1.4	2.8

	12.7	17.6	19.4
Interest receivable	(1.7)	(1.1)	(1.5)

	11.0	16.5	17.9
Net interest credit on defined benefit pension scheme (note 22)	(0.6)	(2.5)	(2.9)

	10.4	14.0	15.0

4.	Profit on ordinary activities before taxation
	2004	2003	2002
	£m	£m	£m

Profit on ordinary activities before taxation is stated after charging:
Depreciation – owned assets	37.6	34.8	30.5
Depreciation – assets held under finance leases	1.7	1.8	2.9
Goodwill amortisation	1.1	1.2	1.3
Fees payable to KPMG Audit Plc and their associates:
Audit services	0.4	0.4	0.4
Further assurance services(1)	0.1	0.1	0.1
Tax services	–	0.3	0.2
Other services	–	–	–
Advertising	73.7	69.4	70.1
Operating lease rentals – plant, machinery and vehicles	2.2	2.1	2.2
Operating lease rentals – property	136.7	135.5	130.6

(1)	Further assurance services were for work carried out in respect of the quarterly reviews and Christmas trading review.

5.	Foreign currency translation
	2004	2003	2002

The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:
Profit and loss (average rate)	1.68	1.53	1.44
Balance sheet (year end rate)	1.82	1.64	1.42

The effect of translation on foreign currency borrowings less deposits in the period was to decrease the Group’s net borrowings by £17.5 million (2003: £27.9 million decrease, 2002: £5.3 million increase). The net effect of exchange rate movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a loss of £56.2 million (2003: £79.8 million loss, 2002: £15.1 million gain). This amount has been taken to reserves in accordance with SSAP 20.

66	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

6.	Directors and employees
		2004	2003	2002
		£m	£m	£m

Directors’ emoluments		2.0	2.6	2.6
Directors’ LTIP(1)	– cash	0.3	0.4	0.5
	– share options (at market value)	0.5	0.6	–
Contributions in respect of Directors’ to pension schemes		0.2	0.2	0.2

(1)	For 2004, 50% of the amounts due under the 2000 LTIP is payable in cash and the other 50% consists of a grant of an option to acquire shares in the Company. The market value of those options has been calculated using the share price as at 24 March 2004. The amount included for 2003 has been restated to reflect the market value of the option grant at vesting on 15 April 2003 rather than the market value as at 26 March 2003.

Details of directors’ emoluments are shown in the Board report on remuneration on page 45.

The aggregate emoluments (excluding amounts due under the 2000 LTIP) of the highest paid director, Terry Burman, as US Chief Executive and as Group Chief Executive were £1,100,000 (2003: £1,217,000; 2002: £1,055,000). The amounts due to him under the 2000 LTIP were £574,000 (2003: £631,000, restated). In 2002 under a prior LTIP a payment of £520,000 was made to him wholly in cash. For 2004, 50% of the amount due under the 2000 LTIP is payable in cash (£201,000; 2003: £256,000) and the other 50% consists of the grant of an option to acquire shares in the Company (market value at 24 March 2004: £373,000). Additionally, pension contributions of £142,000 (2003: £147,000; 2002: £146,000) were made to money purchase schemes on his behalf. The gain made by him on the exercise of options in the Group was £1,934,651 (2003: £4,364; 2002: £2,132,038).

	2004	2003	2002
	Number of	Number of	Number of
	persons	persons	persons

Retirement benefits are accruing to the following numbers of directors under:
Money purchase schemes	1	1	1
Defined benefit schemes	1	1	2

The average number of full-time equivalent persons employed (including directors)
during the period, analysed by category and division, was:
Total Group:
Management	530	512	495
Administration	1,314	1,296	1,243
Distribution and sales staff	12,658	12,352	11,787

	14,502	14,160	13,525

UK:
Management	389	377	363
Administration	231	240	220
Distribution and sales staff	3,942	4,129	4,023

	4,562	4,746	4,606

US:
Management	141	135	132
Administration	1,083	1,056	1,023
Distribution and sales staff	8,716	8,223	7,764

	9,940	9,414	8,919

	£m	£m	£m

The aggregate Group staff costs were as follows:
Wages and salaries	276.9	282.5	278.3
Social security costs	22.5	22.1	22.5
Pension costs (restated for the implementation of FRS 17 – ‘Retirement Benefits’)	4.4	4.2	3.5

	303.8	308.8	304.3

Signet Group plc Annual Report & Accounts year ended 31 January 2004	67

Back to Contents

Notes to the accounts (continued)

7.	Taxation
	2004	2003	(1)	2002	(1)
	£m	£m		£m

Profit on ordinary activities before taxation:
UK	73.2	59.9		52.7
US	138.7	140.0		131.1

	211.9	199.9		183.8

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

	2004	2003	2002	(1)
	£m	£m	£m

Taxes on profit:
UK corporation tax payable	26.2	22.6	19.8
US taxes	36.2	55.6	36.7
Deferred taxation:
UK	0.5	(0.7)	0.3
US	11.8	(6.7)	6.6

	74.7	70.8	63.4

(1) Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

	2004	2003	2002
	£m	£m	£m

Sources of deferred taxation are as follows:
Accelerated capital allowances	(0.4)	0.1	0.2
Other timing differences	12.7	(7.5)	6.7

	12.3	(7.4)	6.9

The differences between the standard rate of corporation tax in the UK and the current and effective tax rates for the Group are explained below:

	2004	2003	2002
	%	%	%

UK statutory tax rates	30.0	30.0	30.0
Expenditure permanently disallowable for tax purposes, net of permanent undercharges	0.4	0.7	–
Differences between UK and US (including state) standard tax rates	5.3	4.9	5.6
Over provision in respect of previous periods	(0.4)	(0.2)	(1.1)
Differences between capital allowances and depreciation	0.2	(0.1)	(0.1)
Other timing differences	(6.0)	3.8	(3.7)

Current tax rate	29.5	39.1	30.7
Deferred tax rate	5.8	(3.7)	3.8

Effective tax rates in accounts	35.3	35.4	34.5

The effective tax rate for the Group is higher than the UK statutory tax rate because the significant proportion of the Group’s business is conducted in the US where the combined federal and state tax rate approaches 40%. The Group’s future effective tax rate is also dependent on the movement in foreign exchange translation rates. It is anticipated that the effective tax rate for the Group in 2004/05 will be marginally below the level for 2003/04.

68	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

8.	Dividends
		2004	2003	2002
		£m	£m	£m

Interim dividend paid of 0.341p per share (2003: 0.310p; 2002: 0.289p)		5.9	5.3	5.0
Final dividend proposed of 2.16p per share (2003: 1.80p; 2002: 1.50p)		37.3	30.8	25.5

		43.2	36.1	30.5

The interim dividend was paid on 7 November 2003. Subject to shareholder approval, the proposed final dividend is to be paid on 2 July 2004 to those shareholders on the register of members at close of business on 4 June 2004.

Signet Group QUEST Limited, the trustee of the Signet Group Qualifying Employee Share Trust, has waived its right to participate in any dividends declared by the Company in respect of shares held by it in the Company. The interim dividend paid on 7 November 2003 was not paid in respect of the 45,757 shares then held by the trustee, nor will the final dividend or any future dividend be paid in respect of any shares held by it unless the Company shall have directed the trustee to accept any particular dividend.

Under recently enacted US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential dividend tax treatment. The change in legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this recent US tax legislation to their particular circumstances.

9.	Earnings per share
		2004	2003	(1)	2002	(1)
		£m	£m		£m

Profit for the financial period		137.2	129.1		120.4

		2004	2003		2002

Basic weighted average number of shares in issue (million)		1,718.4	1,710.7		1,690.2

Dilutive effect of share options (million)		12.5	16.4		12.5

Diluted weighted average number of shares (million)		1,730.9	1,727.1		1,702.7

Earnings per share – basic		8.0p	7.5p		7.1p
Earnings per share – diluted		7.9p	7.5p		7.1p

The basic weighted average number of shares in issue excludes those shares held in the QUEST (see note 20).

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

Signet Group plc Annual Report & Accounts year ended 31 January 2004	69

Back to Contents

Notes to the accounts (continued)

10.	Intangible fixed assets
		Purchased
		goodwill
		£m

Cost:
At 1 February 2003		22.6
Translation differences		(2.2)

At 31 January 2004		20.4

Amortisation:
At 1 February 2003		2.8
Charged in period		1.1
Translation differences		(0.3)

At 31 January 2004		3.6

Net book value:

At 31 January 2004		16.8

At 1 February 2003		19.8

The purchased goodwill above arose on the acquisition of Marks & Morgan on 31 July 2000 and will be amortised over 20 years. Consequently the amortisation expense is expected to be £1.1 million for each of the next five financial years to 2008/09. This may be affected by movements in exchange rates. An impairment review was performed at 31 January 2004, concluding that the carrying value of £16.8 million does not require an impairment adjustment.

70	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

11. Tangible fixed assets

	Land and buildings

				Plant,	Shopfronts,
		Long	Short	machinery	fixtures and
	Freehold	leasehold	leasehold	and vehicles	fittings	Total
	£m	£m	£m	£m	£m	£m

Cost or valuation:
At 1 February 2003	17.6	1.9	122.7	57.5	240.8	440.5
Additions	–	–	12.5	7.5	30.9	50.9
Disposals	–	–	(1.6)	(0.4)	(3.2)	(5.2)
Translation differences	(0.2)	–	(12.4)	(4.4)	(15.7)	(32.7)

At 31 January 2004	17.4	1.9	121.2	60.2	252.8	453.5

Depreciation:
At 1 February 2003	1.5	–	62.9	40.5	130.1	235.0
Charged in period	0.2	0.1	9.0	6.3	23.7	39.3
Disposals	–	–	(1.6)	(0.3)	(3.1)	(5.0)
Translation differences	–	–	(6.6)	(3.3)	(8.7)	(18.6)

At 31 January 2004	1.7	0.1	63.7	43.2	142.0	250.7

Net book value:

At 31 January 2004	15.7	1.8	57.5	17.0	110.8	202.8

At 1 February 2003	16.1	1.9	59.8	17.0	110.7	205.5

Cost or valuation All fixed assets are stated at cost with the exception of all UK freehold and long leasehold properties which are stated on the basis of their latest professional valuation. An external valuation was undertaken by NAI Gooch Webster, Chartered Surveyors, at 2 February 2002. The valuation was in accordance with the Royal Institute of Chartered Surveyors’ Appraisal and Valuation Manual. A total of 14 were valued on an existing use basis and are stated at net realisable value, and one was valued on an open market basis and is stated on that basis.

Freehold properties in the consolidated balance sheet include £7.5 million of depreciable assets (2003: £7.5 million). The net book value of shopfronts, fixtures and fittings held under finance leases is £7.5 million (2003: £8.3 million).

	2004	2003
	£m	£m

Freehold and long leasehold land and buildings are stated at:
Cost	1.5	1.6
Valuation	17.8	17.9

	19.3	19.5

The net book value of freehold and long leasehold land and buildings on an historical cost basis would be:
Cost	26.0	26.2
Depreciation	(7.7)	(7.5)

	18.3	18.7

Signet Group plc Annual Report & Accounts year ended 31 January 2004	71

Back to Contents

Notes to the accounts (continued)

12. Stocks
Stocks constitute goods held for resale.

Subsidiary undertakings held £83.1 million of consignment stocks at 31 January 2004 (2003: £74.4 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the stocks to the relevant suppliers without financial or commercial penalties and the supplier can vary stock prices.

Stock provisions
	Balance at			Balance at
	beginning	Charged to		end of
	of period	profit	Utilised	period
52/53 weeks ended	£m	£m	£m	£m

2 February 2002	11.0	20.4	(23.5)	7.9
1 February 2003	7.9	19.5	(21.3)	6.1
31 January 2004	6.1	16.8	(18.4)	4.5

Stock provisions have been made for obsolete, slow-moving and damaged stock on a consistent basis.

13. Debtors
	2004	2003	(1)
	£m	£m

Trade debtors (net of allowances):
– US receivables programme	292.9	299.2
– Other	8.7	8.3

	301.6	307.5
Other debtors	22.5	22.5
Corporation tax recoverable	0.6	0.2
Prepayments and accrued income	13.6	10.5

Debtors recoverable within one year	338.3	340.7
Debtors recoverable after more than one year – deferred taxation (note 18)	–	5.2
– pension scheme asset (note 22)	1.2	–

	339.5	345.9

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17)

Allowances for doubtful debts
52/53 weeks ended	Balance at beginning of period	Charged to profit		Balance at end of period
			Utilised (1)
	£m	£m	£m	£m

2 February 2002	27.0	45.7	(46.4)	26.3
1 February 2003	26.3	39.1	(44.1)	21.3
31 January 2004	21.3	36.9	(38.4)	19.8

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

72	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

14. Cash at bank and in hand
	2004	2003
	£m	£m

Bank deposits	127.4	88.6
Other cash	0.6	0.6

	128.0	89.2

15. Creditors: amounts falling due within one year
	2004	2003
	£m	£m

Bank overdrafts	51.1	42.9
Loan notes	8.2	9.1
Obligations under finance leases	2.4	3.3
Trade creditors	55.6	58.7
Corporation tax	54.2	58.8
Social security and PAYE	1.4	1.5
Other taxes	23.5	21.8
Other creditors	5.3	6.7
Accruals and deferred income	93.0	91.3
Proposed dividend	37.3	30.8

	332.0	324.9

The weighted average interest rate on short-term borrowings at 31 January 2004 was 1.85% (1 February 2003: 3.48%).

16. Creditors: amounts falling due after more than one year
	2004	2003	(1)
	£m	£m

Loan notes falling due between one and two years	8.3	9.1
Loan notes falling due between two and five years	–	9.2
Bank loans falling due between one and two years	137.9	153.1
Obligations under finance leases falling due between one and two years	–	2.6
Other creditors	11.0	10.4
Pension scheme liability (note 22)	–	4.7

	157.2	189.1

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

In August 2001 the Group entered into an unsecured $410 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate at a maximum margin of 0.85% above LIBOR. From commencement, the applicable margin has been 0.65% above LIBOR. At 31 January 2004 the amount outstanding under this facility was $nil.

Commitment fees are paid on the undrawn portion of this credit facility at a rate of 50.0% of the applicable margin.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	73

Back to Contents

Notes to the accounts (continued)

The principal financial covenants on this facility are as follows:

•	The ratio of Consolidated Net Debt to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) shall not exceed 3:1;

•	Consolidated Net Worth (total net assets) must not fall below £400 million; and

•	The ratio of Consolidated EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

In July 1998 the Group entered into a $60 million seven year unsecured note issue with a fixed interest rate of 7.25%. This note issue is repayable in four equal annual instalments of $15 million, which commenced in July 2002. At 31 January 2004 the amount outstanding under this note issue was $30 million.

The principal financial covenants on this note issue are as follows:

•	Gearing (net debt, excluding the US receivables funding, expressed as a percentage of total net assets) must not exceed 60.0%;

•	Consolidated net worth (total net assets) must not fall below £300 million; and

•	Interest cover must not fall below three times.

In the US, in November 2001, the Company refinanced its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ends in December 2005, with a final expected principal payment date in November 2006. The aggregate outstanding principal amount of the certificates amounted to $251 million at 31 January 2004 (1 February 2003: $251 million).

Also in the US, in January 2002, the Group entered into a $70 million Conduit securitisation facility (“Conduit”). Under this securitisation, interests in the US receivables portfolio held by a trust are sold to Sheffield Receivables Corporation (a US subsidiary of Barclays Capital Inc.) in the form of an unsecured revolving variable rate certificate. The Conduit bears a margin of 0.375% above the cost of funds paid by Sheffield Receivables Corporation. Commitment fees are paid on the undrawn portion of this credit facility at a rate of 0.20%. At 31 January 2004 the amount outstanding under the Conduit was $nil (1 February 2003: $nil).

Undrawn committed borrowing facilities

	2004	2003
	£m	£m

Expiring within one year	38.5	42.7
Expiring between one and two years	–	–
Expiring between two and five years	225.3	250.0

	263.8	292.7

In October 1999 the Group completed a sale and leaseback agreement in the US. This agreement has been treated as a finance lease in accordance with SSAP 21. The nominal interest rate is 8.44% per annum.

74	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

17. Prior year adjustments
Adoption of FRS 17 – ‘Retirement Benefits’
It was previously the Group’s policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (the “Group Scheme”) over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of £19.1 million was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of £5.7 million was also carried on the balance sheet at 1 February 2003.

The adoption of FRS 17 – ‘Retirement Benefits’ has led to the write-off of the £19.1 million pension asset previously recognised under SSAP 24 and provision for the deficit of £6.7 million in the Group Scheme as at 1 February 2003. This £6.7 million deficit has been classified as a creditor falling due after more than one year. The £5.7 million deferred tax liability associated with the SSAP 24 pension asset has been written back and a £2.0 million deferred tax asset has been recognised in respect of the deficit provided for under FRS 17 at 1 February 2003. The total net adjustment of £18.1 million arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders’ funds as at 1 February 2003.

Shareholders’ funds at 2 February 2002 and at 27 January 2001 (as detailed on page 61) have been restated to reflect the total net surpluses arising at those dates from the adoption of FRS 17.

The consolidated statement of total recognised gains and losses has been restated for the 52 weeks ended 1 February 2003 and the 53 weeks ended 2 February 2002 to include the actuarial losses on pension assets arising during those periods net of deferred tax, calculated in accordance with FRS 17. These amounted to £22.3 million and £14.3 million respectively.

The profit and loss accounts for the 52 weeks ended 1 February 2003 and for the 53 weeks ended 2 February 2002 have been restated to include the following items, reflecting the requirements of FRS 17.

	2003	2002
	£m	£m

Operating profit:
As originally reported	216.2	200.7
- Net service cost	(2.3)	(1.9)

As restated	213.9	198.8

Net interest payable and similar charges:
As originally reported	(16.5)	(17.9)
- Expected return on Group Scheme assets	7.1	7.5
- Interest on Group Scheme liabilities	(4.6)	(4.6)

As restated	(14.0)	(15.0)

Profit on ordinary activities before taxation:
As originally reported	199.7	182.8
- Net impact of FRS 17 adjustments	0.2	1.0

As restated	199.9	183.8

Adoption of FRS 19 – ‘Deferred Tax’
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

The impact of the adoption of FRS 19 in 2001/02 led to an additional provision for deferred tax of £6.2 million, which was accounted for as a prior year adjustment charged directly to shareholders’ funds. There was no material effect on the profit and loss account for the period ended 2 February 2002 or the preceding years.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	75

Back to Contents

Notes to the accounts (continued)

18. Deferred taxation

	31 January 2004			1 February 2003(1)

	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total
	£m	£m	£m	£m	£m	£m

Accelerated capital allowances	1.1	–	1.1	0.7	–	0.7
Other timing differences	16.6	(23.1)	(6.5)	18.0	(13.5)	4.5
UK property related	1.9	–	1.9	1.8	–	1.8
Value of UK capital losses carried forward	16.1	–	16.1	16.3	–	16.3

Total deferred tax asset/(liability)	35.7	(23.1)	12.6	36.8	(13.5)	23.3
Valuation allowance	(18.0)	–	(18.0)	(18.1)	–	(18.1)

Deferred tax asset/(liability)	17.7	(23.1)	(5.4)	18.7	(13.5)	5.2

UK			2.6			2.0
US			(8.0)			3.2

Deferred tax (liability)/asset			(5.4)			5.2

The difference on translation in respect of deferred tax posted directly to reserves in the period ended 31 January 2004 was £0.6 million (2003: £nil).

Movement in deferred tax (liability)/asset:

Total
£m

At 1 February 2003(1)	5.2
Transfers	1.1
Charge in the period to the profit and loss account	(12.3)
Difference on translation	0.6

At 31 January 2004	(5.4)

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

19. Other provisions

Total
£m

At 1 February 2003	7.5
Charges for the period in the profit and loss account	(0.5)
Utilisation	(0.6)

At 31 January 2004	6.4

The provision is for onerous leases and includes the discounted cash flows of future net obligations in respect of vacant and partially vacant properties and the rental shortfall on properties which are sublet at below the current rent.

76	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

20. Share capital

	2004	2003
	£m	£m

Authorised:
5,929,874,019 Ordinary shares of 0.5p each (2003: 5,929,874,019)	29.6	29.6

	Number of shares	£m

Allotted, called up and fully paid:
Ordinary shares of 0.5p each
At 1 February 2003	1,713,768,396	8.6
Shares issued to QUEST	226,057	–
Shares issued to ESOT	2,068,812	–
Other share options exercised	10,127,583	–

At 31 January 2004 total allotted, called up and fully paid (2003: £8.6 million)	1,726,190,848	8.6

The consideration received in respect of the 12.4 million shares issued during the year was £6.3 million (2003: £4.3 million).

The trustee of the QUEST, Signet Group QUEST Limited (a subsidiary of the Company), held 110,857 shares at 1 February 2003. In the year ended 31 January 2004 the trustee subscribed in cash for 132,450 shares at 75.50p per share on 3 March 2003 and for 93,607 shares at 87.75p per share on 6 June 2003. These subscription prices were the market prices respectively on 2 March 2003 and 5 June 2003, the last business days before the dates on which the respective terms of issue were fixed. These shares were all subscribed for in order to provide shares to satisfy the exercise of options under the Group’s savings related share option scheme for UK employees. In aggregate the subscription monies amounted to £182,140. In the year ended 31 January 2004 the trustee transferred 981,370 shares to holders of savings related options pursuant to the exercise of such options. The trustee held 41,065 shares at 31 January 2004 and 35,992 shares at 24 March 2004. The aggregate market value of the shares at 31 January 2004 was £0.04 million (1 February 2003: £0.08 million). The investment in these shares is recorded as £nil in the Company’s accounts.

The trustee of the ESOT, Mourant & Co. Trustees Limited, did not hold any shares at 1 February 2003. In the year ended 31 January 2004 the trustee subscribed in cash for a total of 2,068,812 shares at an average price of 100.00p per share. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed and varied between 85.25p and 103.75p per share. These shares were all subscribed for in order to provide shares to satisfy the exercise of executive share options granted to UK employees. At 31 January 2004 and 24 March 2004 the trustee did not hold any shares.

On various dates during the year ended 31 January 2004 a total of 10,127,583 shares were subscribed for in cash by holders of options, at prices between 33.75p and 57.00p per share. The subscription prices were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between 73.00p and 114.50p and in aggregate the subscription monies amounted to £4,645,381. Details of options in respect of shares are shown in note 27 on page 85.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	77

Back to Contents

Notes to the accounts (continued)

21.	Reserves
	Share
	premium	Revaluation	Special	Profit and
	account	reserve	reserves	loss account
	£m	£m	£m	£m

At 1 February 2003 – as previously stated	53.9	3.1	101.7	529.2
Prior year adjustment (note 17)	–	–	–	(18.1)

At 1 February 2003	53.9	3.1	101.7	511.1
Retained profit attributable to equity shareholders	–	–	–	94.0
Shares issued to QUEST/ESOT	1.8	–	–	(1.8)
Exercise of share options	5.0	–	–	–
Actuarial gain recognised	–	–	–	6.4
Translation differences	–	–	40.5	(96.7)

At 31 January 2004	60.7	3.1	142.2	513.0

The revaluation reserve represents the unrealised surplus arising from revaluing freehold and long leasehold properties.

Exchange gains of £1.6 million (2003: £1.7 million gains) on foreign currency loans have been offset in reserves against exchange movements on the net investment in overseas subsidiary undertakings.

Following the 1997 capital reduction, the holding company, Signet Group plc, is permitted to make distributions (including dividends, share buy-backs and other transactions classed as distributions) out of profits earned after 2 August 1997, the end of its 1997/98 half year. The undertakings given to the High Court at the time of the capital reduction included the requirement that the Company transfer to a new special reserve any dividend paid by a subsidiary from profits earned prior to that date. The new special reserve is, for as long as the Company is a public company, treated as a non-distributable reserve for the purposes of section 264 of the Companies Act 1985.

In accordance with undertakings given by the Company to the High Court in connection with previous reductions of the share premium account, an earlier special reserve is available to write-off existing goodwill resulting from acquisitions and otherwise only for purposes permitted in the case of the share premium account. Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less net unrealised losses) and not out of share capital or share premium (generally equivalent in US terms to paid-in surplus).

At 31 January 2004, after taking into account the recommended final dividend of 2.16p per share, the holding company had distributable reserves of £114.8 million (1 February 2003: £30.9 million). There are additional potentially distributable reserves held in subsidiary companies.

Exchange differences arising on the retranslation of purchased goodwill have been written off against the profit and loss account reserve. This amount has been transferred to the special reserve where the initial purchased goodwill had previously been eliminated. Cumulative goodwill write-offs at underlying foreign currency amounts included in the special reserve amount to £569.8 million (1 February 2003: £610.3 million).

The Group’s total recognised gains and losses differ from the net profit for the period (as set out in the Group profit and loss account) in respect of foreign currency translation adjustments amounting to an aggregate loss of £56.2 million for the period ended 31 January 2004 (2003: £79.8 million loss; 2002: £15.1 million gain). The foreign currency translation adjustments are set out in the statement of total recognised gains and losses.

78	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are set out in the table below:

	2004	2003	2002
	£m	£m	£m

Balance at end of previous period	(51.8)	28.0	12.9
Movement in period	(56.2)	(79.8)	15.1

Balance at end of period	(108.0)	(51.8)	28.0

The cumulative adjustments to property valuations are £6.9 million (2003: £6.9 million; 2002: £6.9 million). The tax effect of the cumulative adjustments to property valuations is £nil.

22. Pension schemes
The Group operates one defined benefit pension scheme in the UK, the Group Scheme, for all eligible employees who meet minimum age and service requirements. The assets of the Group Scheme, which is a funded scheme, are held in a separate trustee administered fund which is independently managed. The trustees of the Group Scheme during the year were Walker Boyd, John Gillum, John Hartwright and The Law Debenture Pension Trust Corporation p.l.c. (independent trustee). Contributions to the Group Scheme, which are assessed in accordance with the advice of independent qualified actuaries using the attained age method of valuation, are charged to the consolidated profit and loss account so as to spread the cost of pensions over participating employees’ working lives with the Group. Where appropriate, supplementary pension and life assurance for UK directors and senior executives is provided through the Signet Group Funded Unapproved Retirement Benefits Scheme.

An actuarial valuation of the Group Scheme was carried out as at 5 April 2003. The market value of the Group Scheme’s assets at that date was £82.2 million, a deficit of £6.7 million on the Group Scheme’s accrued liabilities. As a result of the valuation, the Group has recommenced contributions to the Group Scheme and in 2003/04 this amounted to £1.2 million.

In the US, the Group sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The assets of this plan are held in a separate trust managed by KeyBank and under it, the Group matches 25% of up to the first 6% of employee elective salary deferrals. The Group has also established, in the US, an unfunded, unqualified deferred compensation plan which permits certain management employees to elect annually to defer all or a portion of their remuneration and earn a guaranteed interest rate on the deferred amounts. The plan also provides for a Group matching contribution based on each participant’s annual remuneration deferral. In connection with this plan, the Group has invested in trust owned life insurance policies.

	2004	2003	2002
	£m	£m	£m

The Group pension cost for the period comprises:
Charge to operating profit
UK net service cost	(2.5)	(2.3)	(1.9)
US retirement savings plan	(1.9)	(1.9)	(1.6)

	(4.4)	(4.2)	(3.5)
Credit to net interest payable and similar charges
Expected return on Group Scheme assets	5.3	7.1	7.5
Interest on Group Scheme liabilities	(4.7)	(4.6)	(4.6)

	(3.8)	(1.7)	(0.6)

Signet Group plc Annual Report & Accounts year ended 31 January 2004	79

Back to Contents

Notes to the accounts (continued)

The financial assumptions used by the actuary to calculate the Group Scheme liabilities were:

	2004	2003	2002

Rate of increase in salaries	4.3%	3.9%	3.9%
Rate of increase in deferred pensions during deferment	2.8%	2.4%	2.4%
Rate of increase in pensions in payment(1)	2.8%	2.4%	2.4%
Discount rate	5.6%	5.4%	5.6%
Inflation assumption	2.8%	2.4%	2.4%

(1)	For the majority of members.

The assets in the Group Scheme and the expected rates of return (net of administration expenses) were:

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected	Value at	expected	Value at	expected	Value at
	2004	2004	2003	2003	2002	2002
	%	£m	%	£m	%	£m

Equities and property	7.5	70.0	7.1	65.4	7.3	85.3
Bonds	4.9	26.3	4.5	15.3	4.7	17.4
Cash	4.0	3.4	3.6	1.5	3.8	5.4

Total market value of assets		99.7		82.2		108.1
Present value of Group Scheme liabilities		(97.9)		(88.9)		(83.2)

Surplus/(deficit) in the Group Scheme		1.8		(6.7)		24.9
Related deferred tax (liability)/asset		(0.6)		2.0		(7.5)

Net pension asset/(liability)		1.2		(4.7)		17.4

Analysis of pension costs charged to operating profit

	2004	2003	2002
	£m	£m	£m

Current service cost	2.5	2.3	1.9
Past service cost	–	–	–

Total operating charge	2.5	2.3	1.9

Analysis of amounts included in net interest payable and similar charges

	2004	2003	2002
	£m	£m	£m

Expected return on Group Scheme assets	5.3	7.1	7.5
Interest on Group Scheme liabilities	(4.7)	(4.6)	(4.6)

Net return	0.6	2.5	2.9

80	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Analysis of amount recognised in the statement of total recognised gains and losses (“STRGL”)

	2004	2003	2002
	£m	£m	£m

Actual return less expected return on Group Scheme assets	15.3	(29.0)	(19.7)
Experience gains and losses arising on Group Scheme liabilities	(3.3)	–	2.1
Changes in assumptions	(2.8)	(2.8)	(2.8)

Actuarial gain/(loss)	9.2	(31.8)	(20.4)
Deferred tax	(2.8)	9.5	6.1

Recognised in STRGL	6.4	(22.3)	(14.3)

The movement in the surplus/(deficit) during the year was as follows:

	2004	2003
	£m	£m

(Deficit)/surplus in Group Scheme at beginning of year	(6.7)	24.9
Current service cost	(2.5)	(2.3)
Contributions paid	1.2	–
Past service cost	–	–
Interest return	0.6	2.5
Actuarial gain/(loss)	9.2	(31.8)

Surplus/(deficit) in the Group Scheme at end of year	1.8	(6.7)

History of experience gains and losses

	2004	2003	2002

Difference between expected and actual return on Group Scheme assets (£ million)	15.3	(29.0)	(19.7)
Percentage of Group Scheme assets	15%	-35%	-18%
Experience gains and losses on Group Scheme liabilities (£ million)	(3.3)	–	2.1
Percentage of Group Scheme liabilities	-3%	–	3%
Total amount recognised in statement of total recognised gains and losses – gross (£ million)	9.2	(31.8)	(20.4)
Percentage of Group Scheme liabilities	9%	-36%	-25%

Signet Group plc Annual Report & Accounts year ended 31 January 2004	81

Back to Contents

Notes to the accounts (continued)

23.	Commitments
The Group occupies certain properties and holds plant, machinery and vehicles under operating leases. The property leases usually include renewal options and escalation clauses and in the US generally provide for contingent rentals based on a percentage of lease defined revenues.

The minimum payments in respect of operating leases for the 52 weeks to 29 January 2005 to which the Group was committed as at 31 January 2004 were as follows:

	Plant,
	machinery	Leasehold
	& vehicles	premises	Total
	£m	£m	£m

Operating leases which expire:
Within one year	0.3	4.9	5.2
In the second to fifth years	1.9	25.7	27.6
Over five years	–	87.6	87.6

At 31 January 2004	2.2	118.2	120.4

At 1 February 2003	2.2	117.0	119.2

The future minimum payments for operating leases having initial or non-cancellable terms in excess of one year are as follows:

£m

Period ending on or about 31 January:
2005	120.4
2006	114.9
2007	110.0
2008	104.2
2009	99.0
Thereafter	563.9

1,112.4

Capital commitments at 31 January 2004 for which no provision has been made in these consolidated accounts were as follows:

	2004	2003
	£m	£m

Contracted	16.8	9.8

82	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

24.	Contingent liabilities
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

The Group has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligations in respect of these leases, the Group may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

The Group’s US operation gives its customers the option of purchasing a lifetime service plan on most of the products sold. Such service plans cover the costs of repair, subject to certain terms and conditions. An accrual has been made to cover the cost of future expected claims under plans sold up to the balance sheet date.

25.	Notes to the consolidated cash flow statement
(a)	Reconciliation of operating profit to operating cash flows
	2004	2003 (1)	2002 (1)
	£m	£m	£m

Operating profit	222.3	213.9	198.8
Depreciation and amortisation charges	40.4	37.8	34.7
Increase in stocks(2)	(44.9)	(44.9)	(30.0)
Increase in debtors(2)	(31.1)	(26.5)	(2.2)
Increase/(decrease) in creditors(2)	18.2	1.4	(13.2)
(Decrease)/increase in other provisions(2)	(1.1)	0.5	(0.1)

Net cash inflow from operating activities	203.8	182.2	188.0

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).
(2)	The change in each year is stated after eliminating the impact of foreign exchange translation between opening and closing balance sheet dates.

(b)	Analysis of net debt
	At				At
	1 February	Cash	Exchange	Other	31 January
	2003	flow	movement	movements	2004
	£m	£m	£m	£m	£m

Cash at bank and in hand	0.6	–	–	–	0.6
Bank overdrafts	(42.9)	(11.8)	3.6	–	(51.1)

	(42.3)	(11.8)	3.6	–	(50.5)

Debt due after more than one year	(174.0)	–	17.2	10.6	(146.2)
Debt due within one year	(12.4)	12.1	0.3	(10.6)	(10.6)
Bank deposits	88.6	42.4	(3.6)	–	127.4

	(97.8)	54.5	13.9	–	(29.4)

Total	(140.1)	42.7	17.5	–	(79.9)

Signet Group plc Annual Report & Accounts year ended 31 January 2004	83

Back to Contents

Notes to the accounts (continued)

26.	Financial instruments
The Group may enter into various interest rate protection agreements, particularly interest rate caps and floors, in order to limit the impact of movements in interest rates on its borrowings. It is the policy of the Group to enter into interest rate protection agreements on at least 75% of its forecast US dollar borrowings. The Group does not hold or issue derivative financial instruments for the purpose of trading those instruments. Details of borrowings are shown in note 16 on page 73.

The weighted average interest rate of the fixed rate financial liabilities is 5.66%. The weighted average period for which interest rates on the fixed rate financial liabilities are fixed is 30 months. There are no interest-free financial liabilities.

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

Fair value of financial instruments
These financial instruments involve varying degrees of off-balance sheet market risk whereby changes in interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. It is the policy of the Group only to transact such financial instruments with financial institutions rated ‘A’ or higher, to ensure that the potential for credit-related losses is minimised. Concentrations of credit risk exist due to the Group operating customer receivables programmes in the US as part of its trading strategy. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Forward purchases of foreign currencies and commodities
The fair value of outstanding forward purchases of foreign currencies was estimated to be a liability of £2.9 million at 31 January 2004 (1 February 2003: £1.4 million liability). The net carrying amount of these forward purchases at 31 January 2004 was £nil (1 February 2003: £nil). The fair value of outstanding forward purchases of commodities was estimated to be a liability of £2.1 million on 31 January 2004 (1 February 2003: £nil). The net carrying amount of these forward purchases at 31 January 2004 was £nil (1 February 2003: £nil). Fair values are calculated with reference to the contracted commodity prices or foreign currency exchange rates and those prevailing at the balance sheet date.

Cash at bank and in hand, and trade accounts payable
The carrying amount is considered to approximate to fair value because of the short maturity of these instruments.

Accounts receivable
Accounts receivable primarily represent credit card receivables. The carrying value of credit card receivables is considered to approximate to fair value because of their short-term nature and the interest rates being used approximating current market origination rates. Other accounts receivables’ carrying amounts are considered to approximate to fair value because of the short maturity of these instruments.

Debt
The fair value of the Group’s debt is considered to approximate to carrying value at 31 January 2004 since the rates associated with the debt at that time are consistent with the facilities agreements entered into in August 2001 and January 2002. The rates in the facilities agreements are deemed to be current market rates.

84	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Currency profile
The Group’s net debt includes the following balances denominated in foreign currency:

	2004	2003
	£m	£m

US dollars – cash	67.4	43.4
US dollars – debt	(192.9)	(219.9)

Interest rate protection agreements
No interest rate protection agreements were in place at 31 January 2004 because more than 75% of the Group’s forecast US dollar borrowings were covered by fixed rate borrowings.

27.	Share options
At 31 January 2004 options in respect of 44,717,684 shares were outstanding (including 15,072,944 for directors and officers of the Group) under the Company’s executive share option schemes and sharesave schemes as follows:

	Number
Date granted	of shares	Exercise price

October 1997	1,266,666	33.75	p
October 1997	83,598	$0.55
April 1998	2,518,846	43.25	p
April 1998	429,924	$0.72
April 1999	2,502,214	49.75	p
April 1999	1,610,223	$0.80
May 2000	1,551,597	57.00	p
May 2000	3,091,465	$0.87
November 2000(1)	206,642	42.00	p
November 2000(1)	4,085	42.00	p
May 2001	1,835,366	75.25	p
May 2001	3,699,180	$1.08
October 2001	248,000	62.50	p
November 2001(1)	85,110	$0.77
November 2001(1)	2,114,016	50.00	p
November 2001(1)	12,723	50.00	p
April 2002	1,784,760	120.00	p
April 2002	4,413,193	$1.72
November 2002(1)	746,460	$1.10
November 2002(1)	2,559,685	67.00	p
November 2002(1)	25,723	67.00	p
April 2003	2,826,377	82.25	p
April 2003	4,626,082	$1.30
July 2003	397,435	97.50	p
July 2003	4,059,156	$1.59
November 2003(1)	778,320	$1.60
November 2003(1)	1,226,802	90.00	p
November 2003(1)	14,036	90.00	p

	44,717,684

(1)	The Company has taken advantage of the exception currently permitted under UITF 17 not to take account of the discounts on market price under the sharesave schemes as a charge to the profit and loss account.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	85

Back to Contents

Notes to the accounts (continued)

The Company’s share option schemes comprise four executive share option schemes (the “1993 Scheme”, the “2003 Approved Plan”, the “2003 International Plan” and the “2003 US Plan”, together the “Executive Schemes”) and three all-employee share option schemes (a savings related share option scheme for the UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”), together the “Sharesave Schemes”).

Options granted under the Executive Schemes are generally only exercisable between three and ten years from the date of grant. Performance conditions are attached to all the executive options granted under the Executive Schemes. No further options may be granted under the 1993 Scheme.

Options granted under the Sharesave Scheme and the Irish Sharesave Scheme are generally only exercisable between 36 and 42 months of the commencement of the relevant savings contract. Options granted under the Employee Stock Savings Plan are generally only exercisable between 24 and 27 months of the grant date.

The Executive Schemes and Sharesave Schemes may be operated in conjunction with one or more employee share ownership trusts (the “ESOT” or “QUEST”) which may acquire shares in the Company for the purposes of satisfying the exercise of options.

Executive directors and some senior executives have also been granted awards under the Signet Group plc 2000 Long Term Incentive Plan (“2000 LTIP”). The vesting of these awards and the extent of vesting depends on the achievement of specified performance conditions. On vesting, 50% of an award is to be made in cash and the other 50% by the grant of an option to acquire shares for a nominal amount. In the event of an award vesting the number of shares to be placed under option would be calculated by dividing 50% of the value of the vested award by the middle market share price on the London Stock Exchange on the dealing day prior to the grant of the award. As the final value of an award cannot be calculated until it vests, the total number of shares over which options might eventually be granted is at present not known and therefore not shown in the above table. The 2000 LTIP operates in conjunction with an employee share ownership trust which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

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

The following table summarises the status of rights granted under the Company’s share option schemes at 31 January 2004, 1 February 2003 and 2 February 2002, and changes during the years ended on those dates. For the reason explained above the total number of shares which might be placed under option under the 2000 LTIP is not known.

	Number of shares (million)

	2004	2003	2002

Outstanding at beginning of period (at prices from 33.75p to 120.00p)	43.9	43.0	59.9
Granted at 82.25p, 90.00p, 97.50p, $1.31, $1.59 and $1.60
(2003: 120.00p, 67.00p, $1.72 and $1.10)	14.0	10.4	10.0
Exercised (including through QUEST and ESOT)	(11.8)	(7.7)	(23.7)
Lapsed or forfeited	(1.4)	(1.8)	(3.2)

	44.7	43.9	43.0

86	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Share Scheme limits
The Executive Schemes are subject to the following limits on the number of shares that may be issued:

(a)	the maximum number of shares that have been or may be issued pursuant to options granted under the Executive Schemes and any other discretionary share option scheme adopted by the Company may not exceed 5% of the shares from time to time in issue in any ten year period;

(b)	the maximum number of shares that have been or may be issued pursuant to options granted under the Executive Schemes and any other employees’ share scheme adopted by the Company may not exceed 10% of the shares from time to time in issue in any ten year period; and

(c)	a maximum of 171,376,839 shares (representing 10% of the issued share capital on 8 July 2003) may be issued pursuant to incentive options granted under the US Plan (the equivalent 10% limit for incentive stock options under the US section of the 1993 Scheme as at 8 June 2000 was 167,996,844 shares).

In any ten year period not more than 10% of the issued share capital of the Company from time to time may in aggregate be issued or issuable pursuant to options granted under the Sharesave Schemes or any other employees’ share schemes adopted by the Company.

2000 LTIP limits
The number of shares which may be issued or issuable pursuant to the 2000 LTIP (including to the ESOT), when aggregated with any shares issued or issuable by the Company in the preceding ten years under any employees’ share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. The number of shares which may be issued or issuable pursuant to the 2000 LTIP (including to the ESOT), when aggregated with all shares issued or issuable by the Company in the preceding ten years under any other employees’ share scheme, is limited to 10% of the Company’s issued share capital from time to time.

Outstanding options
The following table summarises certain information concerning options outstanding under the Company’s share option schemes as at 31 January 2004:

Outstanding options			Weighted
			average
	Number of	Range of	exercise	Range of
	shares issuable	exercise prices	prices	expiration
	upon exercise	per share	per share	dates

1993 Scheme	32,487,491	33.75p – 120.00p	66.59	9/2007 – 4/2013
		$0.55 – $1.72		9/2007 – 4/2013
2003 Approved Plan	–	–	–	–
2003 International Plan	397,435	97.50p	97.50	7/2013
2003 US Plan	4,059,156	$1.59	$1.59	7/2013
Sharesave Scheme	6,107,145	42.00p – 90.00p	64.89	6/2004 – 6/2007
Employee Stock Savings Plan	1,609,890	$0.77 – $1.60	$1.32	1/2003 – 1/2006
Irish Sharesave Scheme	56,567	42.00p – 90.00p	67.08	6/2004 – 6/2007

Signet Group plc Annual Report & Accounts year ended 31 January 2004	87

Back to Contents

Notes to the accounts (continued)

Fixed share option schemes
The Company has three fixed option schemes, which are the Sharesave Schemes.

A summary of the status of the Company’s fixed share option schemes at 31 January 2004, 1 February 2003 and 2 February 2002 and changes during the years ended on those dates is presented below:

	31 January 2004		1 February 2003		2 February 2002

Fixed options	Number of shares	Weighted average exercise price		Weighted		Weighted
				average		average
			Number	exercise	Number	exercise
			of shares	price	of shares	price

	million	pence	million	pence	million	pence

Outstanding at beginning of period	8.4	56	8.0	44	12.5	32
Granted	2.0	89	3.8	67	3.5	51
Exercised	(1.8)	41	(2.6)	36	(6.2)	24
Lapsed	–	–	–	–	(0.3)	97
Forfeited	(0.8)	57	(0.8)	42	(1.5)	33

Outstanding at end of period	7.8	67	8.4	56	8.0	44

Options exercisable at end of period	0.2	42	0.4	40	0.6	21

The following table summarises the information about fixed stock options outstanding at 31 January 2004:

Range of exercise prices		Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
	of shares	life	price

	million	years	pence

1p to 45p	0.3	0.2	42
46p to 90p	7.5	1.8	68

1p to 90p	7.8	1.7	67

88	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Performance-based share option schemes
In addition to the 2000 LTIP, the Company has four performance-based share option schemes (the Executive Schemes).

A summary of the status of the Company’s performance based shares options at 31 January 2004, 1 February 2003 and 2 February 2002 and changes during the years ended on those dates is presented below:

	31 January 2004		1 February 2003		2 February 2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
Performance-based options	of shares	price	of shares	price	of shares	price

	million	pence	million	pence	million	pence

Outstanding at beginning of period	35.5	62	35.0	56	47.4	46
Granted	12.0	80	6.6	110	6.5	75
Exercised	(10.0)	44	(5.1)	45	(17.5)	39
Lapsed	–	–	–	–	–	–
Forfeited	(0.6)	65	(1.0)	87	(1.4)	54

Outstanding at end of period	36.9	69	35.5	62	35.0	56

Options exercisable at end of period	13.1	46	15.1	45	10.2	44

The following table summarises the information about performance-based share options outstanding at 31 January 2004:

		Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Range of exercise prices	of shares	life	price

	million	years	pence

1p to 60p	16.7	5.7	49
61p to 120p	20.2	8.8	86

1p to 120p	36.9	7.4	69

Signet Group plc Annual Report & Accounts year ended 31 January 2004	89

Back to Contents

Notes to the accounts (continued)

28. Principal subsidiary undertakings

Share capital
issued and
fully paid
£m

Retail jewellers
Ernest Jones Limited	70.8
H.Samuel Limited	23.3
Leslie Davis Limited	14.5
Signet Trading Limited	162.1
Sterling Inc. (US)	–
Sterling Jewelers Inc. (US)	–
Sterling Jewelers LLC (US)	–

Intermediate holding companies
Signet Holdings Limited	656.5
Signet US Holdings, Inc. (US)	0.5

Property holding company
Checkbury Limited(1)	16.4

(1) Holds only UK freehold and long leasehold retail and warehouse premises.

All these companies are wholly owned subsidiary undertakings and are included in the consolidation.
The information given in this note is only with respect to such undertakings as are described in section 231(5) of the Companies Act 1985. Unless otherwise stated, all companies are domiciled in the UK.

29. Related party transactions
There are no related party transactions which require disclosure in these accounts.

90	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

30.   Company balance sheet
(a) Profit for the financial period
The profit attributable to shareholders dealt with in the accounts of the Company is £127.1 million (2003: £37.3 million; 2002: £29.4 million). The profit is stated after foreign exchange gains of £3.9 million, net of tax, (2003: £1.7 million losses; 2002: £1.1 million gains).

(b) Tangible fixed assets

	Short
	leasehold	Plant,	Shopfront,
	land and	machinery	fixtures and
	buildings	and vehicles	fittings	Total
	£m	£m	£m	£m

Cost:
At 1 February 2003	4.5	16.7	90.5	111.7
Additions	0.3	3.0	14.4	17.7
Disposals	(0.5)	(0.2)	(2.0)	(2.7)

At 31 January 2004	4.3	19.5	102.9	126.7

Depreciation:
At 1 February 2003	1.8	10.2	48.4	60.4
Charged in period	0.3	3.1	11.7	15.1
Disposals	(0.5)	(0.1)	(2.1)	(2.7)

At 31 January 2004	1.6	13.2	58.0	72.8

Net book value:

At 31 January 2004	2.7	6.3	44.9	53.9

At 1 February 2003	2.7	6.5	42.1	51.3

(c) Debtors
	2004	2003
	£m	£m

Debtors recoverable within one year – amounts owed by subsidiary undertakings	372.6	231.7
Debtors recoverable within one year – corporation tax recoverable	0.5	–
Debtors recoverable after more than one year – deferred taxation	2.2	1.5

	375.3	233.2

(d) Cash at bank and in hand
	2004	2003
	£m	£m

Bank deposits	98.3	45.0

Signet Group plc Annual Report & Accounts year ended 31 January 2004	91

Back to Contents

Notes to the accounts (continued)

(e) Creditors: amounts falling due within one year
	2004	2003
	£m	£m

Bank overdrafts	1.6	11.6
Loan notes	8.2	9.1
Amounts owed to subsidiary undertakings	485.3	401.1
Corporation tax	3.1	3.1
Accruals and deferred income	1.3	0.4
Proposed dividend	37.3	30.8

	536.8	456.1

The number of days’ purchases outstanding at 31 January 2004 was nil.

(f) Creditors: amounts falling due after more than one year
	2004	2003
	£m	£m

Loan notes falling due between one and two years	8.3	9.1
Loan notes falling due between two and five years	–	9.2

	8.3	18.3

Details of loan notes are shown in note 16 on page 73.

(g) Reserves
	Share
	premium	Special	Profit and
	account	reserves	loss account

At 1 February 2003	53.9	565.1	30.9
Retained profit attributable to equity shareholders	–	–	83.9
Shares issued to QUEST/ESOT	1.8	–	–
Exercise of share options	5.0	–	–

At 31 January 2004	60.7	565.1	114.8

92	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

(h) Commitments
The Company does not occupy any property or hold any plant, machinery and vehicles under operating leases.

Capital commitments at 31 January 2004 for which no provision has been made in these accounts were as follows:

	2004	2003
	£m	£m

Contracted	5.4	1.5

(i) Contingent liabilities
The Company is not party to any legal proceedings considered to be material to its profit, financial position or cash flow including any bankruptcy, receivership or similar proceedings involving the Company or any of its significant subsidiaries. No director, officer or affiliate of the Company or any associate of any such director, officer or affiliate has been a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligations in respect of these leases, the Company may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

(j) Investments
Shares in
subsidiary
undertakings
£m

Cost at 1 February 2003	803.4
Disposals	(33.2)
Translation difference	(3.4)

Cost at 31 January 2004	766.8

Principal subsidiaries are shown in note 28 on page 90.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	93

Back to Contents

Summary of differences between UK and US generally
accepted accounting principles

The Group’s consolidated accounts are prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Differences which have a significant effect on the consolidated net profit and shareholders’ funds of the Group are set out below. While this is not a comprehensive summary of all differences between UK and US GAAP, other differences would not have a significant effect on the consolidated net profit or shareholders’ funds of the Group.

In accordance with best practice the differences have been shown as gross of tax with the related taxation shown separately.

Cost of sales
Under UK GAAP, selling costs have been included in cost of sales. Under US GAAP, gross profit is determined before deducting selling costs, as they are not included in cost of sales. Selling costs which have been included under UK GAAP for the 53 weeks ended 2 February 2002 were £371.8 million, for the 52 weeks ended 1 February 2003 were £361.5 million and for the 52 weeks ended 31 January 2004 were £366.5 million.

Goodwill
Under UK GAAP the Group has implemented FRS 10 in respect of acquisitions since 1 February 1998, amortising goodwill by equal annual instalments over its estimated useful life. Prior to the issue of FRS 10, in the Group’s consolidated accounts prepared under UK GAAP, goodwill arising on the acquisition of a subsidiary was written off against reserves in the consolidated balance sheet in the year in which the acquisition was made.

Under US GAAP, prior to the issue of Statement of Financial Accounting Standards (“FAS”) 142, such goodwill was capitalised and amortised through the consolidated profit and loss account over its estimated useful life (not to exceed 40 years). FAS 142, effective for the Group from 3 February 2002, requires that goodwill be tested annually for impairment in lieu of amortisation.

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

In the Group’s consolidated balance sheet, goodwill written off on the acquisition of Sterling Jewelers has been calculated based upon consideration valued at $17.00 per share of the US convertible preference shares issued to the shareholders of Sterling Jewelers. Under US GAAP, as the fair value of the consideration received by the shareholders is more clearly evident than the fair value of the consideration given, the former is used for determining fair value. The fair value of the US convertible preference shares for the purposes of US GAAP has been taken as the initial trading price of the convertible shares upon issuance of $11.125.

In the years ended 31 January 2004, 1 February 2003 and 2 February 2002, the goodwill arising on the acquisition of Marks & Morgan has been capitalised in line with UK GAAP and is amortised through the consolidated profit and loss account over a life of 20 years.

At 31 January 2004 the Group had goodwill on its balance sheet of £16.8 million under UK GAAP and £299.2 million under US GAAP. Net income for the year ended 31 January 2004 includes a charge for goodwill amortisation of £1.1 million under UK GAAP and £nil under US GAAP.

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

94	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Pensions
FRS 17 – ‘Retirement Benefits’ was adopted by the Group for 2003/04. For defined benefit schemes such as the UK Group Scheme, the current service cost is charged to operating profit and the interest on scheme liabilities and expected return on scheme assets are included within the interest cost in the profit and loss account. Movements in a scheme’s funding position arising from changes in actuarial assumptions, in the expected scheme liabilities and between the actual and expected return on the scheme’s assets are recognised in the statement of total recognised gains and losses. The scheme surplus or deficit is carried on the Group’s consolidated balance sheet.

Under US GAAP, the pension cost for the period is determined based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost and the expected return on assets (based on a smoothed market value of assets) are all included within operating profit. The cumulative amounts arising from changes in actuarial assumptions and those arising between the actual and expected return on scheme assets are amortised through operating profit over the average service lives of the employees. If the scheme is in surplus, consolidated net assets will include the difference between the cumulative profit and loss account charges and cumulative cash contributions made to the scheme. A liability will only be included in consolidated net assets when the accrued (rather than the projected) scheme liability is higher than the fair value of the assets.

Additional disclosures are now required under FAS 132 and included on pages 100 to 102.

Under US GAAP, the estimated accumulated benefit obligation of the UK defined benefit pension scheme was higher than the fair value of the assets at 1 February 2003. The difference between the two, plus the balance sheet prepayment as defined under US GAAP, is disclosed as an accrued benefit liability and written off to Other Comprehensive Income. An intangible asset is recognised on the balance sheet under US GAAP, reflecting the unrecognised prior service cost element of the prepaid pension cost.

Stock compensation
Under UK GAAP, options granted to employees by the Group to subscribe in the Group’s shares where the exercise price of the option is linked to performance, do not result in any compensation costs being recorded by the Group if the stated exercise price is equal to, or in excess of, the fair value of the underlying shares at the date of grant.

Under US GAAP a Group can account for employee stock options in accordance with Accounting Principles Bulletin 25 (“APB 25”) ‘Accounting for Stock Issued to Employees’ or FAS 123, ‘Accounting for Stock-Based Compensation’ as amended by FAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’. Under APB 25 there are two types of stock option schemes, fixed plans or variable plans. Fixed plans have terms which fix and provide means for determining, at the date of grant or award, both the number of shares or stock that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee. Variable plans have characteristics which prevent the determination of either the number of shares or stock that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee, or both. For fixed plans, compensation cost must be recognised at the grant date to the extent that the fair value is greater than the exercise price. Compensation expense, the amount by which the fair value exceeds the exercise price for variable plan awards, shall be measured using terms the employee is most likely to receive based upon the facts available each period over the vesting period.

The Group’s share option plans are described in note 27 on page 85. The Group recognises compensation cost for US GAAP purposes in accordance with the requirements of APB 25.

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

Securitised customer receivables
Under UK GAAP securitised US customer receivables of £137.9 million (2003: £153.1 million; 2002: £176.8 million) are included within trade debtors and bank loans, as the related financing is of a revolving nature and does not represent an outright sale of such accounts receivable. Under US GAAP these amounts would qualify for off balance sheet treatment.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	95

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

Cash flows
Under UK GAAP the Group complies with ‘Financial Reporting Standard (Revised 1996) Cash Flow Statements’ (FRS 1 (Revised)). Its objective and principles are similar to those set out in FAS 95 ‘Statement of Cash Flows’. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) management of liquid resources; and (f) financing activities. FAS 95 requires only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities and cash flows arising from management of liquid resources would be included as cash and cash equivalents under FAS 95. In addition, under FRS 1 (Revised) cash includes only cash in hand plus deposits repayable on demand, less overdrafts repayable on demand. Under FAS 95 cash and cash equivalents include all highly liquid short term investments with original maturities of three months or less.

Earnings per share/ADS (“EPS”)
Following the adoption of FRS 14 in the UK and FAS 128 in the US, the computation of the weighted average number of shares and adjusted weighted average number of shares outstanding is generally consistent. The calculation of fully diluted EPS for the year ended 31 January 2004 excludes 7,237,016 shares (2003: 6,293,903 excluded; 2002: none excluded) under share options on the basis that their effect on basic EPS was anti-dilutive.

96	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Estimated effect on profit for the financial period of differences between UK and US GAAP

	52 weeks ended 31 January 2004	52 weeks ended 1 February 2003 as restated	53 weeks ended 2 February 2002 as restated

		(1)	(1)
	£m	£m	£m

Profit for the financial period in accordance with UK GAAP	137.2	129.1	120.4

US GAAP adjustments:
Goodwill amortisation and write-offs	1.1	1.2	(13.4)
Sale and leaseback transactions	0.8	0.8	0.7
Extended service plan revenues	(3.5)	(3.5)	(2.0)
Pensions	(1.9)	(0.5)	(1.3)
Depreciation of properties	–	0.2	0.2
Stock compensation	0.7	1.3	(2.2)

US GAAP adjustments before taxation	(2.8)	(0.5)	(18.0)
Taxation	0.6	(0.3)	(0.7)

US GAAP adjustments after taxation	(2.2)	(0.8)	(18.7)

Retained profit attributable to shareholders in accordance with US GAAP	135.0	128.3	101.7

Earnings per ADS in accordance with US GAAP – basic	235.7p	225.0p	180.5p
Earnings per ADS in accordance with US GAAP – diluted	234.0p	222.9p	179.2p
Weighted average number of ADSs outstanding (million) – basic	57.3	57.0	56.3
Weighted average number of ADSs outstanding (million) – diluted	57.9	57.6	56.8

(1)	Restated under UK GAAP for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

Signet Group plc Annual Report & Accounts year ended 31 January 2004	97

Back to Contents

Summary of differences between UK and US generally accepted
accounting principles (continued)

Estimated effect on shareholders’ funds of differences between UK and US GAAP

	31 January 2004	1 February 2003 as restated	2 February 2002 as restated
		(1)	(1)
	£m	£m	£m

Shareholders’ funds in accordance with UK GAAP	727.6	678.4	683.7

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	490.5	531.2	594.7
Adjustment to goodwill	(58.2)	(64.5)	(74.7)
Accumulated goodwill amortisation	(149.9)	(162.6)	(181.8)
Sale and leaseback transactions	(8.9)	(9.7)	(10.5)
Extended service plan revenues	(18.2)	(16.6)	(15.3)
Pensions	21.5	12.0	(2.2)
Depreciation of properties	(2.5)	(2.5)	(2.7)
Revaluation of properties	(3.1)	(3.1)	(3.0)
Dividends	37.3	30.8	25.6

US GAAP adjustments before taxation	308.5	315.0	330.1
Taxation	(1.3)	1.9	10.4

US GAAP adjustments after taxation	307.2	316.9	340.5

Shareholders’ funds in accordance with US GAAP	1,034.8	995.3	1,024.2

Shareholders’ funds in accordance with US GAAP at beginning of period	995.3	1,024.2	916.3
Net income in accordance with US GAAP	135.0	128.3	101.7
Issue of shares	4.9	3.8	7.8
(Decrease)/increase in additional paid in capital	(0.5)	(0.8)	3.9
Dividends paid	(36.7)	(30.8)	(27.7)
Other comprehensive income	17.3	(15.7)	–
Translation differences	(80.5)	(113.7)	22.2

Shareholders’ funds in accordance with US GAAP at end of period	1,034.8	995.3	1,024.2

(1)	Restated under UK GAAP for the implementation of FRS 17 – ‘Retirement Benefits’ (see note 17).

98	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Employee share schemes
A description of the terms of the Group’s employee share schemes is set out in note 27 on page 85.

For the year ended 31 January 2004, in compliance with the disclosure requirements of FAS 123, ’Accounting for Stock-Based Compensation’ as amended by FAS 148, ’Accounting for Stock Based Compensation-Transition and Disclosure’, the fair value of options granted during the year has been computed. FAS 123 as amended by FAS 148 sets out an alternative methodology for recognising the compensation expense based on the fair value at grant date. Had the Group adopted this methodology, earnings per ADS and earnings per share under US GAAP would have been decreased/increased to the pro forma amounts indicated below for the financial periods ended 31 January 2004, 1 February 2003 and 2 February 2002:

	2004	2003	2002
	£m	£m	£m

Net income in accordance with US GAAP:
As reported	135.0	128.3	101.7
(Deduct)/add: Stock-based employee compensation (expense)/income
included in reported net income	(0.7)	(1.3)	2.2
Deduct: Stock-based employee compensation expense determined under
fair value based method for all awards	(1.7)	(1.8)	(1.7)

Pro forma	132.6	125.2	102.2

		2004	2003	2002
		pence	pence	pence

Earnings per ADS in accordance with US GAAP:
As reported	– basic	235.7	225.0	180.5
As reported	– diluted	234.0	222.9	179.2
Pro forma	– basic	231.5	219.6	181.4
Pro forma	– diluted	229.8	217.5	180.1

These pro forma amounts may not be representative of future results as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options granted which, in determining the pro forma impact, is assumed to be amortised in the profit and loss account over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the financial periods ended 31 January 2004, 1 February 2003 and 2 February 2002.

	2004	2003	2002

Weighted average price of options whose exercise price equals
the market price on the grant date	88p	120p	75p
Weighted average assumptions:
Risk free interest rate	4.0%	3.75%	4.0%
Expected life of options	4 years	4 years	4 years
Expected volatility	19%	31%	32%
Dividend yield	2.6%	2.8%	1.7%
Weighted average grant date fair value of option over one share	20p	37p	22p

Signet Group plc Annual Report & Accounts year ended 31 January 2004	99

Back to Contents

Summary of differences between UK and US generally accepted
accounting principles (continued)

	2004	2003	2002

Weighted average price of options whose exercise price is less than
the market price on the grant date	89p	67p	51p
Weighted average assumptions:
Risk free interest rate	4.0%	3.75%	4.0%
Expected life of options	3 years	3 years	3 years
Expected volatility	19%	31%	32%
Dividend yield	2.6%	2.8%	1.7%
Weighted average grant date fair value of option over one share	34p	29p	21p

Post employment benefits
The following table shows a reconciliation of the opening and closing balances of the projected benefit obligation under the Group Scheme:

	2004	2003
	£m	£m

At beginning of period	88.9	83.2
Service cost	2.7	2.3
Interest cost	4.7	4.5
Members’ contributions	0.6	0.5
Actuarial gain	5.9	2.9
Benefits paid	(4.9)	(4.5)

At end of period	97.9	88.9

The following tables show the change in Group Scheme assets:

	2004	2003
	£m	£m

At beginning of period	82.2	108.1
Actual return on assets	20.6	(21.9)
Employer contributions	1.1	–
Members’ contributions	0.6	0.5
Benefits paid	(4.9)	(4.5)

At end of period	99.6	82.2

	2004	2003
	£m	£m

Funded status	1.8	(6.7)
Unrecognised prior service cost	6.5	7.1
Unrecognised net actuarial loss	16.9	27.5

Net amount recognised	25.2	27.9

100	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

The amounts recognised in the statement of financial position consist of:

	2004	2003
	£m	£m

Prepaid pension cost	25.2	–
Accrued pension liability	–	(1.8)
Intangible asset	–	7.1
Accumulated other comprehensive income	–	22.6

Net amount recognised	25.2	27.9

The accumulated benefit obligation of the Group Scheme at 31 January 2004 was £92.9 million (2003: £84.0 million).

The components of pension expense which arise under FAS 87 for the Group’s pension plans are estimated to be as follows:

	2004	2003	2002
	£m	£m	£m

Service cost	2.7	2.3	2.3
Interest cost	4.7	4.5	4.8
Expected return on Group Scheme assets	(5.5)	(7.1)	(9.2)
Amortisation of transition assets	–	–	(1.8)
Amortisation of prior service cost	0.6	0.6	0.6
Recognised actuarial gain	1.4	–	(0.7)

Net periodic pension cost	3.9	0.3	(4.0)

	2004	2003
	£m	£m

Increase in minimum liability included in other comprehensive income	(22.6)	22.6
Actual return/(loss) on Group Scheme assets	20.6	(21.9)

Assumptions used to determine benefit obligations (at the end of the year):

	2004	2003

Discount rate	5.6%	5.4%
Consumer price index	2.8%	2.4%
Salary increases	4.3%	3.9%

Assumptions used to determine net periodic pension costs (at the start of the year):

	2004	2003

Discount rate	5.4%	5.6%
Long-term rate of return on assets	6.9%	6.7%
Salary increases	3.9%	3.9%
Consumer Price Index	2.4%	2.4%

Signet Group plc Annual Report & Accounts year ended 31 January 2004	101

Back to Contents

Summary of differences between UK and US generally accepted accounting principles (continued)

The composition of the assets in the Group Scheme was as follows:

	2004	2003

Equities	70%	80%
Bonds	26%	19%
Cash	4%	1%

Total	100%	100%

The long term target allocation for the Group Scheme’s assets are equities 70%, bonds 30% and cash 0%.

The Trustees’ investment strategy is set out in their Statement of Investment Principles. To guide them in their management of the assets and control of the risks to which the Group Scheme is exposed, the Trustees have adopted the following objectives:

•	To make sure that obligations to the beneficiaries of the Group Scheme can be met;

•	To maintain funds above the level required to meet the Minimum Funding Requirement of the Pensions Act 1995; and

•	To acknowledge the Group’s interest on the size and incidence of its contribution payments.

To develop the long term rate of return on assets assumption, the Trustees considered the historical returns and the future expected returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.9% per annum long term rate of return on assets assumption from 2 February 2003, and 7.0% per annum from 1 February 2004.

The Group expects to make contributions of £3.7 million to the Group Scheme in 2004/05.

See note 22 for further information on the Group’s pension plans. For US GAAP purposes, the pension fund asset included in the Group’s consolidated balance sheet would be classified as a non-current asset.

New US accounting standards not yet adopted
Interpretation 46 ‘Consolidation of Variable Interest Entities, an Interpretation of ARB 51’, issued in January 2003, addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, which was issued in December 2003, replaces FAS Interpretation 46. FIN 46R is to be applied for the first reporting period ending after 15 March 2004. The Group believes that the adoption of FIN 46R will not have a significant impact on its consolidated accounts.

FAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity’, was issued in May 2003 and establishes standards for how certain financial instruments with characteristics of both liabilities and equity are classified. This is effective for the Group from 1 February 2004. Staff Position 150-3 has deferred the effective date of FAS 150 for certain mandatory controlling interests. The Group believes that the adoption of FAS 150 will not have a significant impact on its consolidated accounts.

102	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Social, ethical and environmental matters

Introduction
Signet recognises that many different stakeholders have an interest in its activities, and that the Group’s success is dependent on the strength and effectiveness of its relationship with those stakeholders. Signet’s approach to the governance of social, ethical and environmental (“SEE”) matters, its framework of principles and policies, its relationship with key stakeholder groups and major initiatives that have occurred in 2003/04 are set out below.

Governance of SEE matters
The Group has a formal SEE governance framework with SEE matters being included in the schedule of matters reserved for the Board. The Group Chief Executive has been designated as the director responsible for SEE matters and reports to the Board on SEE issues on a regular basis.

A SEE Committee, chaired by the Company Secretary, is in place consisting of a team of senior managers from the UK and US with key responsibilities for the implementation of the various aspects of the SEE principles and policies. The Committee members are drawn from the merchandising and buying, human resource, finance and internal control functions. It meets at least four times a year. The Company Secretary reports to the Group Chief Executive regarding the Committee’s work in implementing the SEE programme that has been approved by the Board.

Matters for which the SEE Committee has responsibility include:

•	identification of significant risks to the Company’s short and long term value arising from SEE matters;

•	ensuring that the Board has adequate information to take account of material SEE matters;

•	development of relevant SEE principles and policies for consideration and approval by the Board;

•	implementation of the SEE programme agreed by the Board;

•	reviewing systems for managing significant SEE risks;

•	benchmarking the SEE performance and report of the Group against other general retail sector companies; and

•	preparation, for review and approval by the Board, of public SEE disclosures and reporting.

The procedures for SEE risk management are embedded within the management structure of the Group. SEE risks are discussed on pages 29 to 33 ‘Risk and other factors’.

Signet has important relationships with a wide range of different stakeholders, including customers, employees, suppliers and shareholders. The Group engages with these stakeholders in a number of ways, including consumer research, customer service facilities, employee attitude surveys, supplier relationship management systems and investor relations programmes. In addition, Jewelers Of America engages with stakeholders in the industry, including non-governmental organisations, trade unions, producers and manufacturers, governments and consumer groups, on major issues. The Group Chief Executive is on the Board of Jewelers of America and chairs its Ethical Initiatives Committee.

Principles and policies framework
The Board has a Statement of SEE Principles (“Principles”) outlining the Group’s policy to operate as a profitable and reputable speciality jewellery retailer, the Group’s responsibilities to various stakeholders and the SEE principles by which it operates. The Principles cover the following areas:

•	accountability to stakeholders

•	business integrity

•	human rights

•	labour standards

•	health and safety

•	the environment

•	community

The Group also has a Supplier Code of Conduct (“Supplier Code”) and policies on business integrity, health and safety, the environment and labour standards. The Principles, Supplier Code and other policies are now incorporated, as appropriate, into the Group’s staff induction process and operational procedures within the business. More detailed information is available on the Group’s web site (www.signetgroupplc.com).

Signet’s principles and policies are intended to provide a framework with which the divisional policies and procedures conform. They do not replace existing detailed divisional policies and procedures.

Developments in 2003/04
During the year the Group:

•	implemented the revised requirements of the Kimberley Process which was designed to eliminate conflict diamonds from the legitimate diamond trade;

•	improved its environmental management systems; and

•	reviewed its communications with stakeholders.

The Group has also worked closely with Jewelers of America to establish industry working groups considering environmental and supply chain issues.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	103

Back to Contents

Social, ethical and environmental matters (continued)

Our stakeholders
Signet’s commitments to various stakeholders are articulated in the Principles. These are summarised below:

Shareholders
Signet’s aim is to deliver an acceptable growth in value to shareholders which is sustainable, thereby protecting shareholders’ short and longer term interests. The Group’s responsibilities to shareholders are set out in more detail in the Corporate governance statement on page 37. The Group is committed to maintaining open dialogue with its shareholders on SEE and other matters. Signet has been a member of FTSE4Good UK Index since its launch and endeavours to meet the changing criteria of the Index.

Customers
Signet’s mission is to meet, and where possible exceed, customer expectations through a high standard of customer service, high store standards, and real choice and value. In doing so the Group endeavours to maintain product integrity by ensuring the quality of Signet’s products and by offering merchandise that is responsibly sourced, and is in compliance with the Kimberley Process.

The Group’s policy is that all customers should be treated with respect and warmth. Sales training programmes include modules on treating all customers with respect. The Group has customer service departments, complaint resolution processes, mystery shopper programmes and conducts market research to better understand customer requirements.

Employees
Employees are key to Signet’s ability to achieve its objectives and mission. Therefore teamwork, integrity, communication, and fair treatment of employees all play an important part in the way the Group operates. Furthermore, Signet’s ability to operate in accordance with its Principles is dependent on its employees’ understanding of them and the way in which the Principles impact on their respective roles and responsibilities.

Signet considers its relationship with its employees to be excellent and values honest, open and constructive “two way” communication throughout the organisation. This is achieved through store, area and regional management meetings together with staff opinion surveys and feedback reports and meetings. These procedures facilitate consultation during which the views of employees can be expressed and taken into account in decisions likely to affect their interests. Staff are kept informed of the Group’s performance and objectives through management contact supplemented by staff publications in both the UK and US. The involvement of employees in the Group’s performance is encouraged through participation in performance-related incentive payment schemes which cover all Group employees subject to minimum employment requirements. The Group does not restrict or discriminate against employees who wish to be covered by collective bargaining agreements.

The Group’s policy is not to tolerate any form of unlawful discrimination on any grounds or at any level. In respect of people with disabilities, full and fair consideration is given to employment, opportunities for training, career development and promotion according to their skills and capacity. The services of any existing employees who become disabled are, where possible, retained and appropriate training is arranged for them wherever possible.

The Group assigns responsibility for human resource matters, including health and safety, to the divisional executive management committees. Both the UK and US operations have established systems which include the provision of training and development opportunities at all levels of the organisation. See pages 11 and 17 for further details.

Suppliers
The Group recognises that stakeholders expect companies to exert influence, where they can, over suppliers to ensure that SEE standards are upheld throughout the supply chain. The Supplier Code outlines Signet’s commitment to its suppliers, and the expectations it has of them. The Supplier Code applies to suppliers and agents with whom Signet deals directly and regularly discusses its implementation with them. Those suppliers and agents are encouraged to ensure that this Supplier Code is communicated throughout the supply chain.

Most of the raw and processed materials for the merchandise sold by Signet are traded on commodity exchanges or through multiple brokers and traders making the original source difficult to trace. Signet believes that SEE risks at the mining, trading and secondary processing phases of the supply chain are more effectively managed through collaboration with the industry. Signet therefore actively participates in Jewelers of America (the US speciality jewellery retail trade association) in considering what action Jewelers of America can take on behalf of its members to set SEE standards and influence matters throughout the supply chain. In 2002 Jewelers of America adopted a Statement of Principles relating to SEE matters and adopted a programme to communicate those principles to its members. Jewelers of America has developed a Supplier Code for the industry that was launched in the first quarter of 2004. The industry will develop an implementation strategy during 2004 through further engagement with stakeholders and analysis of the issues in key sourcing countries.

104	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Signet is also working, where appropriate, with other trade bodies such as the Jewelers Vigilance Committee to be better able to respond to SEE issues at an industry level.

One of the specific issues facing the Group and the diamond sector is conflict diamonds, which are diamonds being sold by rebel movements to fund military campaigns. The Group is a non-voting member of the World Diamond Council which, together with Jewelers of America, has worked with the United Nations, government bodies, commercial interests and civil society to introduce a workable system for the certification of the source of uncut diamonds. This system, known as the Kimberley Process, and Kimberley Process Certification System (“KPCS”) was formally adopted in November 2002 and came into operation during 2003. Details regarding the Kimberley Process are available at www.worlddiamondcouncil.com.

Following the adoption of the KPCS process Signet sent a letter to all its trade diamond and diamond jewellery suppliers. The text, based on the Jewelers of America guidance, requires them to supply the Group with merchandise that complies with the KPCS. Signet has amended its systems, procedures and documentation to take account of the KPCS so that only diamonds that are warranted to comply with the KPCS are accepted from trade suppliers. The Group also trained its buying staff with regard to the KPCS requirements and briefed its sales associates on its operation. During the year an internal audit of these procedures was carried out, confirming the Group’s compliance with Jewelers of America’s recommendations even though Signet is not directly governed by the KPCS.

Since the formal adoption of the KPCS in November 2002, two subsequent KPCS plenary meetings have taken a series of decisions to assist in its implementation. These include procedures:

•	Establishing formal rules of procedure for KPCS operation, enabling formal confirmation of participant status of the initial group of participant countries;

•	Enabling a system of peer review of adherence to requisite provisions of national legislation and import/export controls;

•	Enabling collection of statistics from all participant countries in accordance with standard formats and procedures;

•	Enabling annual peer review of comprehensive reporting of information and statistical data that must be submitted by all participant countries;

•	Enabling the dispatch of review visits to any participant country on a voluntary basis;
•	Enabling the dispatch of special review missions where there are credible indications of significant non-compliance with the KPCS;

•	Dispatching the first special review mission to the Central African Republic in order to assess the effectiveness of the control measures; and

•	Confirming review of the entire KPCS is to take place not later than July 2006.

In respect of supplier payment, Group policy is that the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, rather than following any particular code or standard on payment practice (see note 30(e) on page 92 regarding the number of days purchases outstanding). Accordingly suppliers are aware of the terms of payment and it is Group policy to ensure that payments to suppliers are made in accordance with these agreed terms.

Environment
Whilst the direct environmental impact of its operations is judged to be relatively low compared to many business sectors and to other retailers, Signet recognises that there may be opportunities to improve its performance. The environmental impact review confirmed that:

(a)	Jewellery has a very long life and is highly recyclable. Recycling takes place in respect of trade-ins, obsolete inventory, used watch batteries and certain packaging.

(b)	Jewellery and watches have an extremely high value to weight ratio and value to volume ratio making transportation through the supply chain relatively low impact. The Group makes use of third party distributors and reusable containers for merchandise distribution.

(c)	The Group’s ratio of sales to square feet of occupied space in stores or warehouse accommodation is high compared to other retailers and is above the jewellery sector average, and therefore given the Group’s size it has less of a physical impact.

(d)	Signet’s supply chain originates with the producers of the raw materials with whom the Group does not have a direct relationship but it is recognised that the extraction of minerals has an environmental impact that requires careful management by mining companies.

During 2003/04 Signet has developed and tested data collection systems for its energy usage, greenhouse gas emissions and water usage in both the US and the UK. This data has then been

Signet Group plc Annual Report & Accounts year ended 31 January 2004	105

Back to Contents

Social, ethical and environmental matters (continued)

benchmarked against other general retailers. As part of the process to strengthen Signet’s environmental management systems the Board approved following environmental targets for 2004/05:

1.	Complete baseline data collection and validation for energy usage, greenhouse gas emissions, water usage and waste materials.

2.	Benchmark results against published data from UK competitors.

3.	Where possible develop a data collection system for energy usage that includes third party distribution services.

4.	Identify if there is any variation in energy usage between store types.

Further, Signet will continue to work with Jewelers of America who are currently exploring ways in which the jewellery industry can use its influence to improve environmental performance related to mining of minerals, in particular of gold.

Community
Signet’s prime benefit to society is through the contribution it makes to the success and efficiency of the economies in which it operates, through the employment it generates both within the business and throughout its supply chain, the taxes it pays and the value it creates for shareholders.

The Group is committed to the support of charitable organisations. Signet believes it is best to give support to a small number of specific charities rather than fragment its charitable giving. In the

US support is primarily given to The United Way, St. Jude Children’s Research Hospital and The Jeweler’s Charity Fund. In the UK the Group primarily supports the Princess Royal Trust for Carers. During the period the Group made provision for total charitable givings of £1,305,000 (2002/03: £1,032,000). This included direct charitable contributions of £338,000 (2002/03: £243,000); of which £177,000 (2002/03: £152,000) was in the UK and £161,000 (2002/03: £91,000) was in the US and marketing initiatives on both sides of the Atlantic which resulted in additional charitable contributions of £967,000 (2002/03: £789,000). Support is also given to the management of Carer Centres operated by the Princess Royal Trust for Carers. Assistance is also given to organisations that help the disadvantaged into employment in the vicinity of the Group’s US administrative and distribution centre in Northeast Ohio, such as United Disabilities Services, Mature Services and the Urban League.

No political donations were made in the US or the UK by the Group in the period (2002/03: £nil).

Human rights
Signet supports the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. The Group encourages the support and respect for the protection of human rights within its sphere of influence. The Supplier Code sets out the Group’s expectation that suppliers should respect the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. Signet is working at a senior executive level through Jewelers of America to address human rights in the jewellery supply chain on an industry-wide basis.

106	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

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

The acquisition substantially increased Signet’s presence in a key geographic area of the US where it had been under-represented. Approximately 81 stores have been converted to either the Kay Jewelers brand or regional brands. The remaining stores continue to trade as Marks & Morgan and have been integrated into Signet’s division of regional mall stores.

31 Mar 2001	James McAdam continued as Chairman but ceased to be a full-time executive.

30 Aug 2001	The Group entered into a $410 million unsecured multi-currency five year revolving credit facility agreement. This replaced the $250 million and the $100 million facilities that were due to expire in July 2003. The terms of this agreement were broadly similar to those of the facilities being replaced (see note 16 on page 73).

2 Nov 2001	The Group put in place a five year facility of $251 million secured on its US credit card receivables at a fixed rate of 5.42%. The terms were similar to the previous facility of $191.5 million which amortised during the year and had a fixed rate of 7.26% (see note 16 on page 74).

13 Jun 2002	David Wellings retired as a non-executive director.

1 Aug 2002	Russell Walls was appointed to the Board as a non-executive director.

30 Sep 2002	Ian Dahl resigned from the Board and as Chief Executive Officer of the UK jewellery division.

9 Jan 2003	Rob Anderson was appointed as Chief Executive Officer of the UK jewellery division.

1 Sept 2003	Dale Hilpert was appointed to the Board as a non-executive director.

8 Jan 2004	Lee Abraham retired from the Board as a non-executive director.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	107

Back to Contents

Shareholder information (continued)

Nature of trading market
The shares of the Company are traded on the London Stock Exchange (symbol: SIG) and the American Depositary Shares (“ADSs”) representing the shares quoted on the Nasdaq National Market (symbol: SIGY). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to an Amended and Restated Deposit Agreement, dated 4 September 1997, and made between the Company, The Bank of New York, as depositary (the “Depositary”) and the holders from time to time of the ADRs. Each ADS represents 30 shares. Prior to 4 September 1997 the ratio of shares per ADS had been three to one.

The table below sets out, for the calendar years and quarters indicated, (i) the reported high and low middle market quotations for the shares of the Company based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low closing sales prices of the ADSs on the Nasdaq National Market as reported by Bloomberg.

At 24 March 2004, 32,172 shares and 1,777,322 ADSs (representing 53,319,660 shares) were held of record in the US. These shares and ADSs were held by 31 record holders and 675 record holders, respectively and collectively represented approximately 3.1% of the total numbers of shares outstanding. Since certain of the shares and ADSs are held by brokers or other nominees, the number of record holders in the US is not representative of the number of beneficial holders or of where the beneficial holders are resident.

		London Stock Exchange pence per share				Nasdaq US dollars per ADS

		High		Low		High		Low

Calendar 1999		70	1 /4	38	3 /4	31	3 /4	15	5 /8

Calendar 2000		60	3 /4	43		34	1 /8	21

Calendar 2001		95	1 /2	51		40	1 /2	22

Calendar 2002
First quarter		120		97		51		41	1 /8
Second quarter		132	1 /4	94	3 /4	57	3 /8	44	1 /8
Third quarter		99		77		46		35
Fourth quarter		94	3 /4	65		44		30	7 /8

Calendar 2003
First quarter		82	1 /2	66		39	1 /4	32
Second quarter		93		73	1 /2	48	1 /8	35
Third quarter –	July	102		89	3 /4	50	1 /2	44	1 /8
	Aug	110	3 /4	97		53	1 /8	47	1 /4
	Sept	113	3 /4	105	1 /2	57		52	1 /4
Fourth quarter –	Oct	114	1 /2	103	1 /4	59	3 /8	52	5 /8
	Nov	109	3 /4	100	3 /4	56		52	1 /2
	Dec	104	3 /4	96		56		51	1 /2

Calendar 2004
First quarter –	Jan	104	1 /4	93	3 /4	57	1 /2	52
	Feb	103		94	1 /2	59		53
	Mar (up to 24 March)	109	3 /4	103	1 /2	61	1 /8	57

108	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Dividends
Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less net unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 31 January 2004, after taking into account the subsequently recommended final dividend of 2.16p per share, the holding company had a distributable reserves balance of £114.8 million (1 February 2003: £30.9 million).

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

As at 24 March 2004 the interests in the issued shares set out in the table on page 110 had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985 (including interests represented by the ADSs). Shareholders are obliged to notify the Company of their interests in such shares if they hold 3.0% or more beneficially or 10.0% or more in the case of certain shareholders, such as investment managers.

The Company’s major shareholders as listed in the table on page 110 do not have different voting rights per share than other holders of the Company’s shares.

The following shareholders had significant changes in their percentage ownership of the Company’s issued share capital since 27 January 2001. This is based on disclosure made in the accounts for each of the three years since 27 January 2001 and notification received by the Company.

•	Deutsche Bank AG had a non-beneficial holding of 10.5% at 27 January 2001 and fell below 10.0% on 1 March 2001.

•	AMVESCAP PLC had a non-beneficial holding of 10.0% at29 January 2001, 10.0% at 28 March 2001, 11.0% on10 April 2002, 12.0% on 26 March 2003, and fell below 10.0% on 14 August 2003. These figures include the interest of its subsidiary, INVESCO Perpetual High Income Fund, had a non-beneficial holding of 6.0% on 21 September 2001, 6.0% on 10 April 2002, 5.8% on 26 March 2003 and fell below 3.0% on 14 August 2003.

•	The Capital Group Companies, Inc. had a beneficial holding of 10.1% at 28 March 2001, 13.3% on 10 April 2002, 14.0% on 26 March 2003 and as stated in the table on page 110, 12.2% on 24 March 2004.

•	FMR Corp. and Fidelity International Limited had a non-beneficial holding of 3.3% at 28 March 2001, and fell below 3.0% on 24 August 2001. On 17 March 2004, as stated in the table on page 110, they had a non-beneficial holding of 3.3%.

•	Standard Life Group had a beneficial holding of 4.1% at28 March 2001, 3.7% on 10 April 2002, and fell below 3.0% on 8 November 2002.

•	Government of Singapore Investment Corporation Pte Ltd had a beneficial holding of 4.1% on 26 March 2003 and fell below 3.0% on 29 May 2003.

•	Legal & General Investment Management Limited had a beneficial holding of 3.1% on 26 March 2003 and, as stated in the table on page 110, 3.1% on 24 March 2004.

•	Harris Associates L.P. had a beneficial holding of 3.0% on14 April 2003 and, as stated in the table on page 110, 4.0% on 24 March 2004.

At 24 March 2004, the total amount of the Company’s voting securities owned by directors of the Company as a group was 1,171,809, all of which securities were shares.

The Company does not know of any arrangements, the operation of which, might result in a change of control of the Company.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	109

Back to Contents

Shareholder information (continued)

Substantial shareholdings
		Percentage
	Number of	of issued
	shares	shares

The Capital Group Companies, Inc(1)	211,324,782	12.2
Harris Associates L.P.	69,562,600	4.0
FMR Corp. and Fidelity International Limited	56,536,627	3.3
Legal & General Investment Management Limited	53,017,838	3.1

(1)	Includes interest of Capital International Limited in 183,175,446 of such shares, notified on their behalf by the Capital Group Companies, Inc.

Exchange controls and other limitations affecting
security holders
There are currently no UK laws, decrees or regulations restricting the import or export of capital or (save as to taxation) affecting the remittance of dividends or other payments to holders of shares or ADSs who are non residents of the UK, subject to a few limited exceptions. Such exceptions apply where there are sanctions or similar orders issued by the United Nations, the European Union or the UK Government.

Subject to those exceptions, under English law and the Company’s Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer shares (or other securities) in the same manner as UK residents or nationals. The Articles of Association provide that a shareholder with a registered address outside the UK is not entitled to receive notice of any general meeting of the Company unless the shareholder has provided the Company with a UK address, or (in the case of any notice issued electronically) an appropriate electronic address, at which notices may be delivered.

Taxation
Taxation for US residents
The following summary sets out the principal US federal and UK tax consequences of the purchase, ownership and disposition of the Company’s shares or ADSs in respect of such shares by a “US Holder” (as defined below) and is not intended to be a complete analysis or listing of all the possible tax consequences of such purchase, ownership or disposition.

As used herein a US holder means a beneficial owner of the Company’s shares or ADSs that is: a citizen or resident of the US; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US, or any state thereof; an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

This summary deals only with shares and ADSs held as capital assets and does not address any special tax consequences that may be applicable to US holders who are subject to special treatment under the current income tax convention between the US and the UK which came into effect on 31 March 2003 (the ‘New Convention’), the income tax convention between the US and UK which entered into force in 1980 (the ‘Prior Convention’) or the US Internal Revenue Code of 1986, as amended, such as dealers in securities or foreign currency, traders who elect mark-to-market accounting, financial institutions or financial services entities, insurance companies, persons subject to the alternative minimum tax, tax-exempt entities or private foundations, persons that hold the shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated financial transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long-term residents of the US, persons who alone, or together with one or more associated persons, control or controlled (directly, indirectly or constructively) 10% or more of the voting shares of the Company or persons who acquire shares or ADSs as compensation.

Prospective investors are advised to consult their tax advisers with respect to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including specifically the consequences under state and local tax laws. The statements regarding US and UK tax laws set out below are based on US federal and UK tax laws and UK Inland Revenue practice in force on the date of this Annual Report and are subject to change after that date. This summary does not address the tax consequences to partnerships, other pass-through entities or persons who hold shares or ADSs through a partnership or other pass-through entity.

US holders of ADSs will be treated as the owners of the underlying shares for purposes of the double taxation conventions relating to income and estate and gift taxes between the US and the UK and for the purposes of the US Internal Revenue Code of 1986, as amended.

110	Signet Group plc Report and Accounts year ended 31 January 2004

Back to Contents

In addition, the following summary assumes that US holders are residents of the US for purposes of the New Convention and are entitled to the benefits of the New Convention.

Taxation of dividends
The New Convention between the US and the UK applies in respect of dividends paid by UK companies from 1 May 2003. US holders can elect, by notifying the US Internal Revenue Service and the UK Inland Revenue, to be taxed for all purposes under the provisions of the Prior Convention for a further period of 12 months ending on 30 April 2004. US holders can make such an election if they feel that the provisions of the Prior Convention, taken as a whole, are more beneficial to them.

A US holder who is a US person for US federal income tax purposes and who was eligible for benefits under the Prior Convention (each such US holder, an “eligible US holder”) may elect to continue to apply the provisions of the Prior Convention with respect to dividends paid up to and including 30 April 2004. The Prior Convention also will apply to dividends paid prior to 1 May 2003 to eligible US holders that did not elect to extend the Prior Convention. An eligible US holder electing to apply the provisions of the Prior Convention with respect to the Company’s dividends will be required to apply all of the provisions of the Prior Convention for an entire twelve month period ending on 30 April 2004 (or the UK taxable year ending in 2004 with respect to income, capital gains and corporation taxes). Under the Prior Convention, an electing eligible US holder who is a beneficial owner of an ADS or a share and of any cash dividend paid with respect thereto should be entitled to a foreign tax credit for UK withholding tax in an amount equal to one-ninth of any dividend paid up to and including 30 April 2004, which, subject to applicable limitations as discussed below, would be creditable against such US holder’s US federal income tax liability. This additional tax credit amount would give rise to additional dividend income. Thus, for example, an eligible US holder that elects for treatment under the Prior Convention and receives an £80 dividend (which amount has been selected for illustrative purposes only) should be considered to receive a dividend of £88.89 (£80 dividend plus a £8.89 gross tax credit) and to have paid £8.89 of UK tax.

An eligible US holder can make an election to apply the provisions of the Prior Convention with respect to a dividend by indicating on Line 5 of US Internal Revenue Service Form 8833 (Treaty Based Return Disclosure Under Section 6114 or 7701(b)). The completed Form 8833 should be filed with the US holder’s US federal income tax return for the relevant year. Such US holder should also write to the UK Inland Revenue Centre for Non-Residents stating that an election, under Article 29(3) of the

New Convention, is being made to apply the provisions of the Prior Convention with respect to such dividend. Pursuant to this election, the US holder will be treated as having paid the UK tax on the date of the distribution. US holders should consult their tax advisers concerning their eligibility and the procedures for claiming the UK tax credit amount under the Prior Convention.

Any dividend paid by the Company will generally be included in the gross income of a US holder as dividend income for US federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be applied against and will reduce the US holder’s tax basis in the shares or ADSs and to the extent in excess of such tax basis will be treated as a gain from the sale or exchange of the shares or ADSs. For dividends paid prior to 1 May 2003 (or 1 May 2004, if as described above the US holder has elected to extend the Prior Convention), the amount of dividend includible in income of a US holder includes any UK tax withheld from the dividend payment and amounts in respect of the UK tax credit (as discussed above).

The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US holder, in the case of shares, or by the Depositary (or its Custodian), in the case of ADSs, regardless of whether the dividend payment is converted into US dollars. Foreign currency exchange gain or loss, if any, realised on a subsequent sale or other disposition of pounds generally will be treated as US source ordinary income or loss to the US holder.

Dividends received on the shares or ADSs generally will be foreign source passive income for US foreign tax credit purposes and generally will not be eligible for the dividends received deduction allowed to US corporations under Section 243 of the US Internal Revenue Code.

Under recently enacted US federal income tax legislation generally applicable for 2003, an individual US holder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations paid prior to 1 January 2009 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradeable on an established securities market in the US, including Nasdaq, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the US that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury. The US Secretary of the Treasury has indicated that the New

Signet Group plc Annual Report & Accounts year ended 31 January 2004	111

Back to Contents

Shareholder information (continued)

Convention is satisfactory for this purpose. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “foreign investment company”, a “foreign personal holding company”, or a “passive foreign investment company” for US federal income tax purposes. Based on the nature of the Company’s operations and/or its ownership, the Company does not believe that it would be treated as a foreign investment company or a foreign personal holding company. In addition, the Company does not believe it is a passive foreign investment company. Accordingly, dividend distributions with respect to the Company’s shares or ADSs should be treated as qualified dividend income and, subject to the US holder’s satisfaction of the requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US holder will not be entitled to the reduced rate: (a) if the US holder has not held the shares or ADSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date; (b) to the extent the US holder is under an obligation to make related payments on substantially similar or related property; or (c) if the US holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the US Internal Revenue Code. Any days during which a US holder has diminished its risk of loss on the shares or ADSs are not counted towards meeting the 61-day holding period required by the statute. Based on US Internal Revenue Service News Release 2004-22, the US Internal Revenue Service intends to give current effect to proposed legislation changing the forementioned 120-day period to a 121-day period.

The UK does not currently apply a withholding tax on dividends under its internal laws. If the UK were to impose a withholding tax, as permitted under the New Convention, the rate of such withholding tax will not exceed 15% of the dividend paid to a US holder. In such circumstances, subject to applicable limitations, a US holder who was subject to any withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax, against the US holder’s federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above. Special rules apply to foreign tax credits relating to qualified dividend income. US holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that apply to US holders who claim the benefit of the foreign tax credit on such US holders’ US federal income tax returns.

A US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the shares or ADSs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the shares or ADSs are not counted towards meeting the 16-day holding period required by statute. A US holder that is under an obligation to make related payments with respect to the shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

US information reporting and US backup withholding tax
Under US Treasury regulations, dividends paid on shares or ADSs may be subject to US information reporting requirements and backup withholding tax (currently 28%). In addition, under US Treasury regulations, the payment of the proceeds of a sale, exchange or redemption of shares or ADSs to a US holder or non-US holder in the US, or through US or US-related persons, may be subject to US information reporting requirements and backup withholding tax (currently 28%).

US holders can avoid the imposition of backup withholding tax by reporting their taxpayer identification number to their broker or paying agent on US Internal Revenue Service Form W-9. Non-US holders can avoid the imposition of backup withholding tax by providing a duly completed US Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as appropriate, to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s US federal income tax liability, provided that the required returns are filed with US Internal Revenue Service on a timely basis.

Taxation of capital gains
Upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US holder’s tax basis (determined in US dollars) in such shares or ADSs. Generally, such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the US holder’s holding period for such shares or ADSs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gains of a non-corporate US holder are generally subject to a maximum tax rate of 15%. The deductibility of a capital loss recognised on the sale or exchange of shares or ADSs is subject to limitations.

112	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

If the shares or ADSs are publicly traded, a disposition of such shares or ADSs will be considered to occur on the “trade date”, regardless of the US holder’s method of accounting. A US holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale on the date that the sale settles. However, a US holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale on the “trade date” and, therefore, may realise a foreign currency gain or loss, unless such US holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US holder that receives foreign currency upon the sale or exchange of the shares or ADSs and converts the foreign currency into US dollars subsequent to receipt will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. A foreign exchange gain or loss will generally be US source ordinary income or loss.

Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the sale or other disposal of shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that US holder has a permanent establishment in the UK and the shares or ADSs are or have been used by, held by, or acquired for use by, or for the purpose of, such permanent establishment. However, a US holder who has been resident in the UK for at least four years and held shares or ADSs at that time may, in certain circumstances, become liable to UK capital gains tax on his return to the UK following a disposal of such shares or ADSs. Any US holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

The New Convention applies in respect of capital gains in the UK from 6 April 2003 and in the US from 1 January 2004. US holders who have made the election to apply the provisions of the Prior Convention described above will be taxed on capital gains under the Prior Convention. Otherwise, US Holders will be taxed on capital gains under the New Convention.

Under the New Convention, a US holder who is resident or ordinarily resident for tax purposes in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US holder who, or a US corporation which, has a permanent establishment in the UK, where shares or ADSs are or have been acquired, used or held for the purposes of such permanent establishment, should only be liable for either UK tax or US federal income tax on a gain on the disposal of the shares or ADSs. The residence of such US holders is determined under the New Convention. Such US holders will then be taxed by their country of residence as determined under the New Convention.

Under the Prior Convention, a US holder who is resident or ordinarily resident for tax purposes in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US holder who, or a US corporation which, has a permanent establishment, where shares or ADSs are or have been acquired, used or held for the purposes of such permanent establishment, may be liable for both UK tax and US federal income tax on a gain on the disposal of the shares or ADSs. Such US holder generally will be entitled to offset a credit for UK tax against its US federal income tax liability in respect of such gain.

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

Signet Group plc Annual Report & Accounts year ended 31 January 2004	113

Back to Contents

Shareholder information (continued)

No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US will not give rise to UK stamp duty provided the instrument of transfer is not brought into the UK. A transfer of an ADS in the UK may attract stamp duty at a rate of 0.5% of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the shares, including shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of shares from a nominee to the beneficial owner (the nominee having at all times held the shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed stamp duty of £5 will be payable.

Stamp duty reserve tax generally at a rate of 0.5% of the consideration is currently payable on any agreement to transfer shares or any interest therein unless: (i) an instrument transferring the shares is executed; (ii) stamp duty, generally at a rate of 0.5%, is paid; and (iii) generally the instrument is stamped on or before the accountable date for stamp duty reserve tax. The duty will, however, be refundable if within six years the agreement is completed by an instrument which has been duly stamped, generally at the rate of 0.5%. Stamp duty reserve tax will not be payable on any agreement to transfer ADSs which represent interests in depositary receipts.

114	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Selected financial data

		2003/04	2003/04 (1)	2002/03	2001/02		2000/01	1999/00
				as restated (2)	as restated	(2)(3)	as restated (2)	as restated (2)
		£m	$m	£m	£m		£m	£m

	Amounts under UK GAAP:
	Profit and loss account
	Sales	1,617.2	2,943.3	1,608.0	1,578.1		1,387.3	1,136.5
	Cost of sales(4)	(1,330.9)	(2,422.2)	(1,331.6)	(1,318.3)		(1,158.9)	(952.3)

	Gross profit	286.3	521.1	276.4	259.8		228.4	184.2
	Administrative expenses	(64.0)	(116.5)	(62.5)	(61.0)		(51.6)	(46.9)

	Operating profit	222.3	404.6	213.9	198.8		176.8	137.3
	Net interest payable	(10.4)	(18.9)	(14.0)	(15.0)		(12.7)	(8.7)

	Profit before tax	211.9	385.7	199.9	183.8		164.1	128.6
	Taxation	(74.7)	(136.0)	(70.8)	(63.4)		(52.5)	(38.6)

	Profit for the period	137.2	249.7	129.1	120.4		111.6	90.0

Earnings per share	– basic	8.0p	$0.15	7.5p	7.1p		6.7p	5.4p
	– diluted	7.9p	$0.14	7.5p	7.1p		6.6p	5.3p
Earnings per ADS	– basic	240.0p	$4.37	225.0p	213.0p		201.0p	162.0p
	– diluted	237.0p	$4.31	225.0p	213.0p		198.0p	159.0p

	Balance sheet data (at period end)
	Working capital(5)	675.8	1,230.0	644.2	663.1		405.8	457.2
	Total assets	1,228.6	2,236.1	1,194.7	1,221.9		1,114.2	848.0
	Total debt	207.9	378.4	229.3	268.2		266.6	182.9
	Long-term debt	146.2	266.1	174.0	215.3		51.5	143.5
	Cash at bank and in hand	128.0	233.0	89.2	66.5		37.5	91.3
	Shareholders’ funds (as restated)(2)	727.6	1,324.2	678.4	683.7		583.0	470.4

	Store data:
	Store numbers
	US	1,103		1,050	1,025		999	827
	UK	604		610	606		605	606
	Percentage increase in like for like sales:
	US	5%		5%	1%		6%	11%
	UK	6%		5%	9%		9%	5%
	Average sales per store (£’000s)(6):
	US	1,040		1,088	1,125		1,117	939
	UK	824		747	735		665	613

	Amounts under US GAAP:
	Profit and loss account data
	Operating income	218.7	398.0	215.1	183.0		164.1	123.8
	Net income	135.0	245.7	128.3	101.7		97.1	64.3
Income per share	– basic	7.9p	$0.14	7.5p	6.0p		5.8p	3.8p
	– diluted	7.8p	$0.14	7.4p	6.0p		5.7p	3.8p
Income per ADS	– basic	235.7p	$4.29	225.0p	180.5p		173.7p	115.0p
	– diluted	234.0p	$4.26	222.9p	179.2p		172.2p	113.8p

	Balance sheet data (at period end)
	Total assets	1,417.9	2,580.6	1,370.1	1,433.4		1,380.3	1,081.7
	Total debt	70.0	127.4	76.3	91.4		161.3	64.7
	Long-term debt	8.3	15.1	24.2	38.7		51.5	48.6
	Cash at bank and in hand	128.0	233.0	89.2	66.5		37.5	91.3
	Shareholders’ funds	1,034.8	1,883.3	995.3	1,024.2		916.3	782.3

Explanatory notes referred to in the above table are on page 116.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	115

Back to Contents

Selected financial data (continued)

The selected consolidated financial data set out on the preceding page for 1999/00, 2000/01, 2001/02, 2002/03 and 2003/04 has been derived, in part, from the audited consolidated accounts for such periods included elsewhere in this Annual Report & Accounts. The selected consolidated financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 21 to 28 of this Annual Report & Accounts.

The accounts of the Group have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. See pages 94 to 102 for information on the material differences between UK GAAP and US GAAP that affect the Group’s profit and shareholders’ funds.

Results of operations
The following table sets out certain consolidated financial data as a percentage of reported sales:

	Percentage of sales

	2003/04	2002/03	2001/02
	%	%	%

Sales	100.0	100.0	100.0
Cost of sales(4)	(82.3)	(82.8)	(83.5)

Gross profit	17.7	17.2	16.5
Administrative expenses	(4.0)	(3.9)	(3.9)

Operating profit	13.7	13.3	12.6
Net interest expense	(0.6)	(0.9)	(1.0)

Profit before taxation	13.1	12.4	11.6
Taxation	(4.6)	(4.4)	(4.0)

Net profit	8.5	8.0	7.6

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.82, the Noon Buying Rate on 30 January 2004.
(2)	During 2003/04 the Group adopted FRS 17 – ‘Retirement Benefits’ and in 2001/02 FRS 19 – ‘Deferred Tax’. The adoption of these standards has resulted in prior year adjustments affecting UK GAAP shareholders’ funds for 1999/00, 2000/01, 2001/02 and 2002/03 (see note 17).
(3)	53 week year.
(4)	Cost of sales includes the costs of goods sold, rental expense and non-headquarters’ selling, general and administrative expenses.
(5)	Working capital represents current assets (excluding amounts recoverable after more than one year) less current liabilities.
(6)	Includes only stores operated for the full financial year.

116	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Quarterly results (unaudited)

For the 52 week period ended 31 January 2004

	13 weeks ended	13 weeks ended	13 weeks ended	13 weeks ended	52 weeks ended
	3 May 2003	2 August 2003	1 November 2003	31 January 2004	31 January 2004
	£m	£m	£m	£m	£m

Sales	342.9	324.5	289.4	660.4	1,617.2

Operating profit	27.2	26.7	8.3	160.1	222.3
Net interest payable and similar charges	(3.1)	(3.0)	(3.2)	(1.1)	(10.4)

Profit on ordinary activities before taxation	24.1	23.7	5.1	159.0	211.9
Tax on profit on ordinary activities	(8.6)	(8.4)	(1.8)	(55.9)	(74.7)

Profit for the financial period	15.5	15.3	3.3	103.1	137.2

For the 52 week period ended 1 February 2003(1)

	13 weeks ended	13 weeks ended	13 weeks ended	13 weeks ended	52 weeks ended
	4 May 2002	3 August 2002	2 November 2002	1 February 2003	1 February 2003
	£m	£m	£m	£m	£m

Sales	354.8	328.0	278.9	646.3	1,608.0

Operating profit	27.9	27.4	6.7	151.9	213.9
Net interest payable and similar charges	(4.0)	(3.7)	(3.1)	(3.2)	(14.0)

Profit on ordinary activities before taxation	23.9	23.7	3.6	148.7	199.9
Tax on profit on ordinary activities	(8.5)	(8.4)	(1.3)	(52.6)	(70.8)

Profit for the financial period	15.4	15.3	2.3	96.1	129.1

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	117

Back to Contents

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing 30 Signet Group plc shares

APB	Accounting Principles Bulletin (US)

c.a.g.r.	Compound Annual Growth Rate

Company	Signet Group plc

Depositary	The Bank of New York, depositary under the amended and restated deposit agreement for the issue of ADRs

Directors	The directors of the Company

Earnings per share (EPS)	Profit attributable to shareholders divided by the weighted average number of shares in issue

EPOS	Electronic Point of Sale

ESOT	Signet Group Employee Share Trust

FAS	Statement of Financial Accounting Standards (US)

FRS	Financial Reporting Standard (UK)

FURBS	Signet Group Funded Unapproved Retirement Benefit Scheme

GAAP (UK or US)	Generally Accepted Accounting Principles

Gearing	Net debt as a percentage of shareholders’ funds

Group	Signet Group plc and its subsidiary undertakings

Independent (directors)	Considered to be independent under the Combined Code

LIBOR	London Inter-Bank Offered Rate

LTIP	Long Term Incentive Plan

NASD	National Association of Securities Dealers

Nasdaq	National Association of Securities Dealers Automated Quotations

NYSE	New York Stock Exchange

Pounds, £, pound sterling, pence or p	Units of UK currency

QUEST	Signet Group Qualifying Employee Share Trust

Return on capital employed (ROCE)	Operating profit divided by monthly average capital employed

Shares	Ordinary shares of 0.5 pence each in Signet Group plc

Signet	Signet Group plc and its subsidiary undertakings

SEC	Securities and Exchange Commission

SSAP	Statement of Standard Accounting Practice (UK)

UK or United Kingdom	United Kingdom, Channel Islands, Isle of Man and the Republic of Ireland

US or United States	United States of America

US dollar, $ or cents	Units of US currency

118	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Glossary of terms

Terms used in Annual Report & Accounts	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Called-up share capital	Shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank	Cash

Creditors	Payables

Debtors	Receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Like for like sales	Same store sales at constant exchange rates

Loans	Long-term debt

Net asset value	Book value

Profit	Income

Profit and loss account	Income statements

Profit and loss account reserve	Retained earnings

Profit attributable to shareholders	Net income

Share capital	Capital stock or common stock

Share option	Stock option

Shareholders’ funds	Shareholders’ equity / net assets

Share premium account	Additional paid-up capital or paid-in surplus
(not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

Value Added Tax (VAT)	UK sales tax

Signet Group plc Annual Report & Accounts year ended 31 January 2004	119

Back to Contents

Shareholder contacts

ADS information
The ADS programme is administered on behalf of the Company by The Bank of New York and any enquiries, including those to do with change of address or dividend payments, should be addressed to:

The Bank of New York
Investor Services
P.O. Box 11258, Church Street Station
New York, NY 10286-1258
Telephone toll-free from US: +1 888 269 2377
Telephone from outside US: +610 382 7836
e-mail: shareowners@bankofny.com
web site: www.stockbny.com

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
e-mail: ssd@capitaregistrars.com
web site: www.capitaregistrars.com

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
The Hyde
London NW9 6EW
Telephone: 0870 909 0301

Investor Relations
Timothy Jackson
Investor Relations Director
Telephone: 0870 909 0301
e-mail: investorrelations@signet.co.uk

Company Secretary
Mark Jenkins
Company Secretary
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301
e-mail: companysecretary@signet.co.uk

Corporate web site
Further information about the Group including the Annual and Interim Reports, public announcements and share price data are available in electronic format from the Group’s corporate web site at www.signetgroupplc.com.

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

120	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Index

		Page

Accounting policies		62-64
Addresses for correspondence		120
Advisers		35
Annual general meeting		36
Audit Committee
– constitution		38
– members of		34
Auditor’s report		55
Balance sheet
– Company		58
– consolidated		57
Board of directors
– changes in constitution		37
–	names and biographical details	34
Cash flow and funding		23
Cash flow statements
– consolidated		59
– notes		83
Chairman’s statement		2
Charitable and community support		106
Commitments
– capital		82
– operating leases		82
Competition		7, 15, 30
Contingent liabilities		83
Corporate governance statement		37-41
Creditors		73
Debtors		72
Deferred taxation		76
Definitions		118
Description of property		20
Directors
– incentive plans		43
– interests in shares		52
– other information		34
– pensions		43, 49
Page

– remuneration	42
– remuneration policy	42
– share option plans	43, 46
Directors’ statements of responsibility in relation to the accounts	54
Dividends	69
Earnings per share	69
Employees
– costs	67
– numbers	67
Exchange controls	33
Exchange rates	33, 66
Financial instruments	84
Financial review	21-28
Financial summary	6
Fixed assets
– intangible	70
– tangible	71
Glossary of terms	119
Goodwill	70
Group Chief Executive’s review	3-5
Information systems	14, 19
Interest payable	66
Legal proceedings	83
Marketing and advertising	12, 18
Net debt	83
Nomination Committee
– constitution	39
– members of	34
Non–executive directors	34
Notes to the accounts	62-93
Officers	35
Operating review
– US	7-14
– UK	15-19
Other provisions	76
Pension schemes	43, 79
Page

Profit and loss account
– consolidated	56
Quarterly results	117
Recognised gains and losses
– statement of total	60
Regulation	14, 19
Remuneration Committee
– constitution	42
– members of	34
Report of the directors	36
Reserves	78
Risk and other factors	29-33
ROCE	22
Segment information	65
Selected financial data	115
Share capital	77
Shareholder
– contacts	120
– information	107-114
Shareholders’ funds
– movements in	61
Share options	85
Share premium account	78
Share price	108
Social, ethical and environmental matters	103-106
Stocks	72
Subsidiary undertakings	90
Substantial shareholdings	109
Taxation	68
Treasury policies	32, 84
US accounting principles – material differences from UK GAAP	94-102
– reconciliation to	97, 98

Design consultants corporateprm
www.corporateprm.co.uk.
Printed in England by Royle Corporate Print.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	121

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIGNET GROUP plc

/s/ Walker Boyd
Walker Boyd
Group Finance Director

22 April 2004

122	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Exhibits

Number	Description of Exhibit

1.1*	Articles of Association of Signet Group plc, adopted by Special Resolution passed on 13 June 2002 (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 24 April 2003 (File No. 0-16945)).

4.1*	$410 million Multicurrency Revolving Facilities Agreement, dated as of 30 August 2001, between Signet Group plc, Barclays Capital, HSBC Investment Bank plc, First Union National Bank, The Royal Bank of Scotland plc and HSBC Investment Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 16 May 2002 (File No. 0-16945)).

4.2*	$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of 27 July 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.3*	Deed of Guarantee, dated as of 12 August 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.4*	Letter of NIB Capital Bank to Signet Group plc, dated as of 24 November 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.5	Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust.

4.6*	Executive Service Agreement, dated as of 14 June 1995, between the Company and Walker Boyd, as amended 15 May 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.7 *	Amended and Restated Employment Agreement, dated as of 20 December 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

8.1	List of Significant Subsidiaries of Signet Group plc

12.1	Section 302 Certification of Walker Boyd

12.2	Section 302 Certification of Terry Burman

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Audit plc

*Incorporated by reference.

Signet Group plc Annual Report & Accounts year ended 31 January 2004	123

Back to Contents

Cross reference to Form 20-F

The information in this document that is referenced in the following table shall be deemed to be part of the Annual Report on Form 20-F for the financial year ended 31 January 2004 and to be filed with the Securities and Exchange Commission.

Item		Page

1	Identity of directors, senior management and
	advisors
	Not applicable	–

2	Offer statistics and expected timetable
	Not applicable	–

3A	Key information – Selected financial data
	Five year financial summary	6
	Risk and other factors – Financial market risks	32
	Selected financial data	115

3B	Key information – Capitalisation and indebtedness
	Not applicable	–

3C	Key information – Reasons for the offer and use
	of proceeds
	Not applicable	–

3D	Key information – Risk factors
	Risk and other factors	29

4	Information on the Company
	Chairman’s statement	2
	Group Chief Executive’s review	3
	US Operating review	7
	UK Operating review	15
	Description of property	20
	Financial review	21
	Risk and other factors – Seasonality	31
	Shareholder information	107
	Note to the accounts – Note 2	65
	Note to the accounts – Note 28	90

5	Operating and financial review and prospects
	US Operating review	7
	UK Operating review	15
	Financial review	21
	Risk and other factors – Financial market risks	32
	Note to the accounts – Note 26	84

Item		Page

6	Directors, senior management and employees
	Group employees	20
	Social, ethical and environmental matters –
	Employees	104
	Directors, officers and advisers	34
	Directors’ remuneration report	42
	Corporate governance statement	37

7A	Major shareholders
	Shareholder information – Nature of
	trading market	108
	Shareholder information – Substantial
	shareholdings and control of the Company	109

7B	Related party transactions
	Note to the accounts – Note 29	90

7C	Interest of experts and counsel
	Not applicable	–

8	Financial Information
	Consolidated balance sheet	57
	Consolidated cash flow statement	59
	Consolidated statement of total recognised
	gains and losses	60
	Note of consolidated historical cost profits
	and losses	60
	Note to the accounts – Note 25	83

9A	Offer and listing details
	Shareholder information – Nature of
	trading market	108

9B	Plan of distribution
	Not applicable	–

9C	Markets
	Shareholder information – Nature of
	trading market	108

124	Signet Group plc Annual Report & Accounts year ended 31 January 2004

Back to Contents

Cross reference to Form 20-F (continued)

Item		Page

9D	Selling shareholders
	Not applicable	–

9E	Dilution
	Not applicable	–

9F	Expenses of the Issuer
	Not applicable	–

10A	Additional information – Share capital
	Not applicable	–

10B	Additional information – Memorandum and Articles
of Association
	Shareholder information – History	107

10C	Additional information – Material contracts
	Financial review – Liquidity and capital resources	23

10D	Additional information – Exchange controls
	Shareholder information – Dividends	109

10E	Additional information – Taxation
	Shareholder information – Taxation	110

10F	Additional information – Dividends and paying agents
	Not applicable	–

10G	Additional information – Statement by experts
	Not applicable	–

10H	Additional information – Documents on display
	Shareholder contacts	120

10I	Additional information – Subsidiary information
	Not applicable	–

11	Quantitative and qualitative disclosures
about market risk
	Financial review	21
	Note to the accounts – Note 26	84

Item		Page

12	Description of securities other than
	equity securities
	Not applicable	–

13	Defaults, dividend arrears and delinquencies
	None	–

14	Material modifications to the rights of
	securities holders and use of proceeds
	None	–

15	Controls and procedures
	Corporate governance statement – Internal control	40

16A	Audit Committee Financial Expert
	Corporate governance statement
	– The Audit Committee	38

16B	Code of ethics
	Corporate governance statement – Code of
	Conduct and Code of Ethics	39

17	Financial Statements
	Independent auditor’s report	55
	Consolidated profit and loss account	56
	Consolidated balance sheet	57
	Company balance sheet	58
	Consolidated cash flow statement	59
	Consolidated statement of total recognised
	gains and losses	60
	Consolidated shareholders’ funds	61

18	Financial Statements
	Not applicable	–

19	Exhibits	123

Signet Group plc Annual Report & Accounts year ended 31 January 2004	125

Back to Contents

www.signetgroupplc.com

Exhibit Index
Exhibit
Number	Description of Exhibit

1.1*	Articles of Association of Signet Group plc, adopted by Special Resolution passed on 13 June 2002 (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 24 April 2003 (File No. 0-16945)).

4.1*	$410 million Multicurrency Revolving Facilities Agreement, dated as of 30 August 2001, between Signet Group plc, Barclays Capital, HSBC Investment Bank plc, First Union National Bank, The Royal Bank of Scotland plc and HSBC Investment Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 16 May 2002 (File No. 0-16945)).

4.2*	$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of 27 July 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.3*	Deed of Guarantee, dated as of 12 August 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.4*	Letter of NIB Capital Bank to Signet Group plc, dated as of 24 November 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.5	Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust.

4.6*	Executive Service Agreement, dated as of 14 June 1995, between the Company and Walker Boyd, as amended 15 May 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

4.7 *	Amended and Restated Employment Agreement, dated as of 20 December 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on 11 May 2001 (File No. 0-16945)).

8.1	List of Significant Subsidiaries of Signet Group plc

12.1	Section 302 Certification of Walker Boyd

12.2	Section 302 Certification of Terry Burman

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Audit plc

*Incorporated by reference.