Form 20-F
period 2005-01-29
SIGNET GROUP PLC
filed 2005-05-03
CIK 832988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 29, 2005

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from ________ to ________.

Commission file number 0-16945

SIGNET GROUP plc
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value £0.005 each	New York Stock Exchange*

American Depositary Shares,	New York Stock Exchange
each representing 10 ordinary shares

*	Not for trading, but only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 0.5 pence each	1,735,615,152

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

Item 17       Item 18

Explanatory Note

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 29 January 2005 of Signet Group plc (the “2004/05 Form 20-F”). Reference is made to the Cross Reference to Form 20-F table beginning on page 137 hereof (the “Cross Reference to Form 20-F Table”). Only (i) the information in this document that is referenced in the Cross Reference to Form 20-F Table, (ii) the cautionary statement concerning forward-looking statements on page 1 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form S-8 of Signet Group plc (No. 333-12304, 333-9634, 333-8764 and 033-42119), and any other documents, including documents filed by Signet Group plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2004/05 Form 20-F. Any information herein which is not referenced in the Cross Reference to Form 20-F Table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

SIGNET | The world's largest speciality retail jeweller

KAY JEWELERS
KAY JEWELERS
H.SAMUEL
JARED The Galleria Of Jewelry
Ernest Jones

2004/05
Group highlights

		Reported	At constant
		basis	exchange rates(1)(2)

Like for like sales:		up 5.0%
Sales:	£1,614.4m	up 0.6%(2)	up 7.8%
Operating profit:	£218.9m	up 4.1%(2)	up 11.3%
Profit before tax:	£210.3m	up 5.3%(2)	up 12.1%
Earnings per share(3):	8.2p	up 9.3%(2)	up 15.5%
Dividend per share:	3.0p	up 20.0%

Return on capital employed(3)	26.5%	up from 25.9%(2)
Gearing(3)	11.3%	down from11.8%(2)

(1)	See page 29 for reconciliation to Generally Accepted Accounting Principles (“GAAP”) figures.
(2)	2000/01 to 2003/04 restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’.
(3)	Earnings per share, return on capital employed and gearing are defined on page 130.
(4)	53 week year.

Annual Report & Accounts
Year ended 29 January 2005

Contents
2	Chairman’s statement	69	Consolidated cash flow statement
3	Group Chief Executive’s review	69	Reconciliation of net cash flow to
6	Five year financial summary		movement in net debt
7	US operating review	70	Consolidated statement of total recognised
17	UK operating review		gains and losses
23	Description of property & Group employees	70	Note of consolidated historical cost profits
24	Financial review including IFRS information		and losses
35	Risk and other factors	71	Consolidated shareholders’ funds
41	Directors, officers and advisers	72	Notes to the accounts including US GAAP
43	Report of the directors		reconciliation
45	Corporate governance statement	115	Social, ethical and environmental matters
51	Directors’ remuneration report	120	Shareholder information
64	Statement of directors’ responsibilities	127	Selected financial data
65	Report of Independent Registered	129	Quarterly results
	Public Accounting Firm	130	Definitions
66	Consolidated profit and loss account	131	Glossary of terms
67	Consolidated balance sheet	132	Shareholder contacts
68	Company balance sheet	133	Index
		134	Signatures
		135	Exhibits
		137	Cross Reference to Form 20F

Signet Group plc is an English public limited company, whose shares are listed on the London Stock Exchange (under the symbol “SIG”) and whose American Depositary Shares are listed on the New York Stock Exchange (under the symbol “SIG”).

This Annual Report contains translations of certain pound sterling amounts into US dollars at a rate of $1.89 = £1, which was the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 29 January 2005. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. On 6 April 2005 the Noon Buying Rate was $1.88 = £1.

Cautionary statement regarding forward-looking statements

This document comprises the Annual Report & Accounts of the Group in accordance with United Kingdom requirements.

In this Annual Report, “2000/01”, “2001/02”, “2002/03”, “2003/04”, “2004/05” and “2005/06”, refer to, as appropriate, the 52 weeks ended 27 January 2001, the 53 weeks ended 2 February 2002, the 52 weeks ended 1 February 2003, the 52 weeks ended 31 January 2004, the 52 weeks ended 29 January 2005 and the 52 weeks ending
28 January 2006.

The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Report. Readers are referred to “Risk and other factors” on pages 35 to 40.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	1

Back to Contents

Chairman’s statement

Group results
In the year to 29 January 2005 the Group further extended its growth record. On a reported basis profit before tax rose by 5.3% to £210.3 million (2003/04: £199.8 million restated, see note 17) reflecting an underlying increase of 12.1% at constant exchange rates. Like for like sales advanced by 5.0%. Total sales rose by 7.8% at constant exchange rates: reported sales were broadly unchanged at £1,614.4 million (2003/04: £1,604.9 million restated). The tax rate fell to 32.9% from 35.1%. Earnings per share were 8.2p (2003/04: 7.5p restated), up by 9.3% on a reported basis and 15.5% at constant exchange rates.

These results reflect the continuing successful implementation of the Group’s strategies on both sides of the Atlantic. However the full extent of the Group’s progress has not been reflected in the reported results due to further weakening of the average US dollar exchange rate from $1.68/£1 to $1.86/£1. This had a significant adverse impact on the translation of the US division’s sales and operating profit into sterling, thereby affecting Group profit before tax by some £12 million. The results also included a restructuring charge in the UK of £1.7 million.

The US division had a very strong start to 2004/05 with an excellent performance during the Valentine’s Day period. Although the retail environment became less predictable as the year progressed, the business had a strong fourth quarter with like for like sales up by 4.7%. For the year as a whole the division again out-performed its main competition and gained further market share. 2004 saw the Group’s nationwide Kay chain become the largest speciality retail jewellery brand by sales in the US.

The UK division also had a particularly strong first quarter but faced a softening trend in the trading environment during the rest of the year. Annual like for like sales increased by 3.0%; a good performance in an increasingly difficult marketplace. The Christmas period proved to be particularly challenging and both H.Samuel and Ernest Jones did well to out-perform the general retail market.

The Group continued to utilise its cash flow and strong balance sheet to invest in the growth of the business. £159.1 million was invested in fixed and working capital during the year. There was an acceleration in new store space growth in the US and a major store refurbishment programme in the UK. Gearing (net debt to shareholders’ funds) at 29 January 2005 was 11.3% (31 January 2004: 11.8% restated).

Accounting standards developments
A period of significant and rapid change in accounting is currently taking place with UK Generally Accepted Accounting

Principles (“GAAP”) being replaced by International Financial Reporting Standards (“IFRS”), and both converging with US GAAP. The process this year has resulted in a restatement relating to the revenue recognition of extended service agreements in the US (see note 17, page 85) and the replacement in 2005/06 of UK GAAP by IFRS as explained in more detail in the Financial review (page 33).

Dividend
The Board is pleased to recommend a 21.5% increase in the final dividend to 2.625p per share (2003/04: 2.160p), the total for the year being 3.000p per share (2003/04: 2.501p). The dividend cover is 2.7 times (2003/04: 3.0 times restated). The Board will continue to review regularly its distribution policy taking into account earnings, cash flow, gearing and the needs of the business. See note 8 regarding dividends to US holders of ordinary shares and ADSs.

People
I would like to thank our staff and management for their invaluable contribution to the continued success of the Group.

Robert Walker joined the Board as a non-executive director in November 2004. I am confident that his broad experience of international business will enable him to make a significant contribution to the Group.

Rob Anderson, Chief Executive of Signet’s UK division, joined the Board as an executive director in April 2005 and I am sure will make a valuable contribution at Group level.

I have also recently announced my intention to retire from the Board no later than at the Company’s annual general meeting in June 2006.

Current trading
In the year to date Group like for like sales growth has been in low single digits after taking account of the change in the timing of Easter. This reflects a US like for like increase a little ahead of the fourth quarter last year partly offset by negative mid single digit like for like sales in the UK following a marked deterioration in the general trading environment. Both businesses were up against particularly strong prior year comparatives.

James McAdam
Chairman
6 April 2005

2	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Group Chief Executive’s review

Introduction
Group operating profit rose to £218.9 million from £210.2 million (restated), an increase of 11.3% at constant exchange rates or 4.1% on a reported basis. The operating margin increased to 13.6% (2003/04: 13.1% restated), and the return on capital employed (“ROCE”) was 26.5% (2003/04: 25.9% restated).

The Group’s medium term objectives are to set leading performance standards in its sector of the jewellery market on both sides of the Atlantic, to increase new store space in the US and store productivity in the UK, and to be broadly cash flow neutral after funding the needs of the business and dividend payments.

US division
In 2004/05 the business continued to build on its competitive strengths. It again out-performed its main competition and gained further market share. Operating profit rose by 17.1% at constant exchange rates and by 5.7% on a reported basis to £147.3 million (2003/04: £139.3 million restated). The five year annual compound growth was 12.2% at constant exchange rates.

Like for like sales rose by 5.9% and total dollar sales by 10.3%. The mall stores reported solid growth and Jared, the off-mall destination concept, performed particularly strongly. Over the last five years the US division’s like for like sales have grown at an annual compound rate of 4.5% and total dollar sales by 11.0%. During the same period, the US division’s share of the speciality jewellery market has increased from 5.1% to 7.2%.

New store space rose by 8% during 2004/05 further leveraging both central overhead costs and marketing expenditure. In the last five years new store selling space has increased by some 60%, with the number of Kay stores up by over a third to 742. Over the same period the number of Jared stores has more than tripled to 93.

Growth in new store space and further development of the division’s competitive strengths in the critical areas of merchandising, store operations and marketing have contributed significantly to the out-performance of the business and remain key elements of future strategy. Given the continuing consolidation in the speciality jewellery sector, there should be opportunities to gain further market share both organically and, if appropriate, by acquisition. The US division is now targeting organic space growth of 7% - 9% in future years (previously 6% - 8%).

UK division
Against the background of an increasingly difficult trading environment UK operating profit advanced by 2.1% to £78.2 million (2003/04: £76.6 million), the compound five year annual growth rate being 15.8%. There was a restructuring charge of £1.7 million reflecting the relocation and consolidation of central administration functions to enhance efficiency that should generate future cost savings of about £0.6 million per annum. Like for like sales rose by 3.0%, the compound annual growth rate during the last five years being 6.3%. The business continues to be strongly cash generative and enjoyed a ROCE of over 40% in 2004/05.

The drive to increase diamond sales as a proportion of total sales showed further success and remains central to the future strategy of both H.Samuel and Ernest Jones. Diamonds now account for 28% of the division’s product mix compared with 22% five years ago. The objective is to leverage both chains’ strong market positions by increasing average transaction values which have risen by 42% in H.Samuel and by 29% in Ernest Jones in the last five years.

Central to selling diamonds is the interaction between the customer and the salesperson. The roll-out of the new store format, which facilitates such interaction, was implemented as part of the store refurbishment cycle in 2004/05. The focus on customer service was also evident in the priority given to staff training. The significant changes taking place in the UK business are being supported by increased marketing expenditure. In implementing these initiatives the UK business is able to draw on the US division’s best practices.

US (68% of Group sales)
Details of the US division’s performance are set out below:

			Change
				At constant		Like
				exchange		for like
	2004/05	2003/04 (1)	Reported	rates	(2)	change
	£m	£m	%	%		%

Sales	1,100.0	1,103.9	–0.4	+10.3		+5.9
Operating profit	147.3	139.3	+5.7	+17.1
Operating margin	13.4%	12.6%
ROCE	22.4%	21.3%

(1)	Restated for amendment to FRS 5, ‘Application Note G – Revenue Recognition’.
(2)	See page 29 for reconciliation.

The operating margin improved on last year, reflecting leverage of like for like sales growth partly offset by the adverse impact of immature store space. Gross margin was maintained at last year’s level, as a range of supply chain initiatives and pricing actions counter-balanced commodity cost increases. Commodity costs continue to rise and further initiatives are being implemented in

Signet Group plc Annual Report & Accounts year ended 29 January 2005	3

Back to Contents

Group Chief Executive’s review (continued)

the current year to help again offset the impact. The bad debt charge was towards the bottom of the range of the last five years at 2.9% of total sales (2003/04: 2.8%). The proportion of sales through the in-house credit card was 50.1% (2003/04: 49.3%).

In the jewellery sector superior customer service and product knowledge are important competitive advantages readily identified by the consumer, and the division now has at least one certified diamontologist in every store. Also during 2004/05 all sales staff were coached using the “Ultimate Diamond Presentation” training course. Procedures for recruitment were strengthened and staff retention was also improved. The multi-year initiative to enhance store systems saw the introduction of improved repair and special order services.

In mall stores the upper end of the diamond selection was enhanced and the Leo Diamond range was successfully expanded. The gold category was reinvigorated by the development of fashion gold merchandise in conjunction with the World Gold Council. In Jared sales of loose diamonds, the Leo Diamond range, luxury watches such as Rolex, Tag Heuer and Raymond Weil all performed well. Cartier watches will be tested in certain Jared stores in 2005/06. Average unit selling prices in both the mall stores and Jared increased by some 10% reflecting not only consumer movement to higher value merchandise such as the Leo Diamond range, but also the changes in retail prices implemented during the year. The division’s competitive advantage obtained by sourcing loose stones for about 55% of diamond merchandise proved to be particularly beneficial during a period of higher rough diamond costs.

Strong marketing programmes again contributed to the sales growth out-performance. Kay television advertising impressions were increased by 11% over the Christmas period and national radio advertising was successfully introduced. Some 90% of Jared stores benefited from television advertising compared with around 75% in the prior year. The annual gross marketing spend amounted to 6.6% of sales (2003/04: 6.5%) and dollar marketing expenditure has doubled over the last five years.

Kay, with a turnover of $1,155.5 million, became the number one speciality jewellery brand by sales during 2004/05 having consistently out-performed its major competitors. Over the last five years the number of Kay stores has increased by almost 200 to a total of 742 and average sales per store have grown to $1.584 million from $1.355 million. Brand name recognition has risen very significantly since the introduction of the “Every kiss begins with Kay” advertising campaign in 2000/01. It is planned to increase Kay’s representation in malls by between 20 and 30 new stores in 2005/06. In addition to mall locations, stores under the Kay brand are currently being opened in lifestyle and power strip centres. Ten such stores were opened in 2004/05 and a similar number are planned in 2005/06. In the current year it is anticipated that up to four stores will be trialled in metropolitan areas.

Currently 321 mall stores trade under strong regional brand names. Sales in the year were over $450 million, reflecting average sales per store of $1.533 million. The regional stores could provide the potential to develop a second mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores which could be achieved in the medium term by a mixture of store openings and acquisitions. In 2005/06 it is planned that 20-30 new stores will be opened under the regional brand names.

Jared now has sales of just over $400 million and a portfolio of 93 stores, equivalent in space terms to about 400 mall stores. The Jared concept is the primary vehicle for US space growth and in 2004/05 a further 14 stores were opened. The chain is still relatively immature with some 70% of stores not yet having traded for five full years. Excluding the three prototype stores the 25 Jared stores that have reached maturity achieved, in aggregate, the target level of sales and store contribution (set at the time of investment) in their fifth year of trading. During 2005/06 it is intended to increase the number of Jared openings to 15 - 20 per annum, from the 12 - 15 per annum opened in the last six years.

The change in store numbers by chain is shown in the following table:

	Total	Kay	Regional	Jared

31 January 2004	1,103	717	307	79
Store openings	68	34	20	14
Store closures	(15)	(9)	(6)	–
29 January 2005	1,156	742	321	93

In 2004/05 total fixed and working capital investment in the US business was $228.3 million (2003/04: $138.3 million) and new store space increased by a net 8% as planned.

Recent investment in the store portfolio is set out below:

Number of stores	2004/05	2003/04	2002/03	2001/02	2000/01

Store refurbishment
and relocations	76	61	71	91	99
New mall stores	44	47	36	41	40
New off-mall Kay stores	10	10	–	–	–
New Jared stores	14	12	12	12	15
Store fixed capital
investment	$53m	$42m	$38m	$51m	$60m
Store total investment(1)	$140m	$98m	$92m	$96m	$107m

(1) Fixed and working capital investment in new space and refurbishments/relocations.

4	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

In 2005/06 net new store space growth of 7% - 9% is planned reflecting the increased rate of Jared store openings, an acceleration in the expansion of stores under regional brand names, the continued growth of Kay stores and the closure of some 15 mall stores. Total US fixed capital expenditure is expected to be some $90-$100 million in 2005/06 (2004/05: $77.6 million), including the refurbishment or relocation of approximately 90 stores. Total store investment, including working capital, is planned to be some $155 million in 2005/06.

UK (32% of Group sales)
Details of the UK division’s performance are set out below:

					Like
					for like
	2004/05		2003/04	Change	change
	£m		£m	%	%

Sales
H.Samuel	285.5		285.8	–0.1	+1.9
Ernest Jones	223.4		209.4	+6.7	+4.5
Other	5.5		5.8

Total	514.4		501.0	+2.7	+3.0

Operating profit	78.2	(1)	76.6	+2.1
Operating margin	15.2	%(1)	15.3%
ROCE	44.7%		47.1%

(1) After charging a restructuring expense of £1.7 million.

The division’s gross margin benefited from the effect of the lower dollar exchange rate on dollar denominated commodity costs. The operating margin at 15.2% was little changed after absorbing a restructuring charge of £1.7 million. Like for like sales were up by 1.9% in H.Samuel, while total sales were similar to last year due to nine net store closures and a significant increase in the number of temporary closures for refurbishment. H.Samuel’s sales per store increased to £0.723 million (2003/04: £0.707 million). Ernest Jones had another strong performance with like for like sales up by 4.5%, total sales increasing by 6.7% and sales per store reaching £1.150 million (2003/04: £1.101 million).

Diamond jewellery assortments were enhanced during the year and continued to perform strongly, accounting for 20% of sales in H.Samuel and 38% in Ernest Jones. The Leo Diamond range was expanded in Ernest Jones and the Forever Diamond selection is now in all H.Samuel stores. White metal jewellery also proved popular. In H.Samuel the fashion watch range was increased whilst the gift and collectibles selection continued to be rationalised. The average selling price in H.Samuel was £37 (2003/04: £35) and in Ernest Jones £141 (2003/04: £139).

The focus on diamonds requires a higher level of customer service and greater product knowledge by the store staff. New training practices continued to be enhanced in 2004/05 involving a weekly programme of centrally prepared material, regular feedback from supervisors and emphasis on measurable outcomes. Particular benefit from improved staff training was gained in the diamond category. During the year a new incentive scheme, which drew on the Group’s US experience, was tested and will be expanded further in 2005/06.

Catalogues remain the main marketing tool, with design and distribution being strengthened during the period. The television advertising test was extended during Christmas 2004 with H.Samuel national coverage increasing to about 65% from around 40% in the prior year. Ernest Jones’ coverage was doubled to some 60%. It is planned to continue the trial in 2005/06. Ernest Jones successfully launched a customer relationship marketing programme during 2004/05. Over the last five years marketing expenditure has increased at an annual compound rate of 20% and represented 3.0% of sales in 2004/05 (2003/04: 2.5%).

In 2004/05 total fixed and working capital investment in the UK business was £36.3 million (2003/04: £27.5 million), a significant increase reflecting the roll-out of the new store format. At the year end, 142 stores, mostly H.Samuel, traded in the new format, accounting for about 30% of the UK division’s sales over the Christmas period. There were seven Ernest Jones and two H.Samuel new store openings. 11 H.Samuel stores were closed. At the year end there were 602 stores (398 H.Samuel and 204 Ernest Jones).

Recent investment in the store portfolio is set out below:

Number of stores	2004/05	2003/04	2002/03	2001/02	2000/01

Store refurbishments
and relocations	81	32	42	93	24
New H.Samuel stores	2	–	4	10	9
New Ernest Jones stores	7	5	8	9	3
Store fixed capital
investment	£23m	£13m	£14m	£15m	£6m

A similar pattern of store investment is planned for 2005/06 with total capital expenditure expected to be some £30-£35 million in 2005/06 (2004/05: £28.8 million). This reflects the continued roll-out of the new store format with about 90 stores planned to be refurbished or relocated during 2005/06, again predominantly H.Samuel.

Terry Burman
Group Chief Executive
6 April 2005

Signet Group plc Annual Report & Accounts year ended 29 January 2005	5

Back to Contents

Five year financial summary

	2004/05	2004/05 (1)	2003/04	2002/03	2001/02		2000/01
			as restated (2)	as restated (2)	as restated	(2)(3)	as restated (2)
	£m	$m	£m	£m	£m		£m

Sales	1,614.4	3,051.2	1,604.9	1,593.6	1,562.4		1,373.3

Operating profit	218.9	413.7	210.2	199.9	183.4		163.8
Net interest payable	(8.6)	(16.3)	(10.4)	(14.0)	(15.0)		(12.7)

Profit before tax	210.3	397.4	199.8	185.9	168.4		151.1
Taxation	(69.1)	(130.5)	(70.2)	(65.7)	(57.9)		(48.4)

Profit for the period	141.2	266.9	129.6	120.2	110.5		102.7

Earnings per share(4)	8.2p	$0.15	7.5p	7.0p	6.5p		6.1p
Dividend per share (£)	3.000p		2.501p	2.110p	1.789p		1.625p
Dividend per share ($)	$0.0558		$0.0420	$0.0323	$0.0258		$0.0242

Capital expenditure	70.5	133.2	50.9	49.5	59.8		56.2
Investment in fixed and working capital	159.1	300.7	97.7	105.0	113.2		137.2
Depreciation and amortisation	42.3	79.9	40.4	37.8	34.7		30.6
Net debt	83.5	157.8	79.9	140.1	201.7		229.1
Shareholders’ funds	739.1	1,396.9	674.9	627.6	634.4		544.5
Shares in issue (million)	1,735.6		1,726.2	1,713.8	1,706.0		1,685.7

Gearing(4)	11.3%		11.8%	22.3%	31.8%		42.1%
Return on capital employed(4)	26.5%		25.9%	25.0%	23.7%		25.8%

Store numbers (at end of period):
US	1,156		1,103	1,050	1,025		999
UK	602		604	610	606		605
Percentage increase in like for like sales:
US	6%		5%	5%	1%		6%
UK	3%		6%	5%	9%		9%
Average sales per store (£’000s)(5):
US	976		1,028	1,074	1,095		1,078
UK	866		824	747	735		665
Number of employees
(full-time equivalents)	15,145		14,502	14,160	13,525		12,520

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.89, the Noon Buying Rate on 28 January 2005.
(2)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’. The adoption of the standard resulted in a prior year adjustment (see note 17 on page 85).
(3)	53 week year. The impact of the additional week on sales was £22.4 million, operating profit £4.0 million, net interest payable £0.4 million and profit before tax £3.6 million.
(4)	Earnings per share, gearing and return on capital employed are defined on page 130.
(5)	Including only stores operated for the full financial period.

The financial data included in the Five year financial summary above has been derived, in part, from the consolidated accounts for such periods included elsewhere in this Annual Report. The financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 24 to 34.

Further selected financial data is shown on pages 127 and 128. The accounts of the Group have been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. See pages 103 to 114 for information on the material differences between UK GAAP and US GAAP that affect the Group’s profit and shareholders’ funds.

6	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

US operating review

Overview
Signet’s US division is the second largest speciality retail jeweller in the United States with an approximate market share of 7.2% of the speciality jewellery market. Total US sales in the year to 29 January 2005 were $2,046 million (2003/04: $1,855 million restated). At the year end the division had 1,156 stores comprising 1,043 mall jewellery stores as well as 93 off-mall category killer destination superstores (equivalent in space terms to about 400 mall stores) and 20 stores being trialled in off-mall shopping centres. The division’s mall stores target the middle market while the off-mall superstores target the upper middle market. Its mall stores trade nationwide as Kay Jewelers (“Kay”), and regionally under a number of well established and recognised names. Kay Jewelers is the largest speciality retail jewellery brand in the US by sales. The destination superstores trade as Jared The Galleria Of Jewelry (“Jared”), and are the nation’s largest and fastest growing chain of off-mall category killer destination jewellery stores. A category killer store offers a wider selection of merchandise at highly competitive prices.

Over the longer term the division’s aim is to gain further profitable market share through like for like sales growth, and by focusing on proven competitive strengths. It aims also to increase US new store space by about 7% – 9% per annum, with Jared accounting for the majority of the planned space growth.

Competitive advantages
Management attributes the division’s success in the US speciality retail jewellery market to a range of competitive advantages in store operations, real estate, merchandising and marketing. These advantages are reflected in the above average sales per store and operating profit margin. The principal competitive advantages are summarised below, and all are explained in greater detail on pages 9 to 15.

•     Store operations and personnel
The sales associate’s ability to communicate and explain the value and quality of the merchandise plays a significant part in a retail jewellery purchase. Therefore, the US division has developed specialised training for its retail personnel, and its size provides leverage of training resources and systems. The division now has at least one certified diamontologist in each of its stores.

•     Real estate
Strict criteria are followed when evaluating real estate investment, and management believes that the quality of the store portfolio is superior to that of its competitors. The trading record and the strength of the Group balance sheet make Signet an attractive tenant.

•     Merchandising
Management believes that in comparison to its competitors Signet has greater experience and capacity to direct source diamonds (i.e. to purchase loose polished diamonds from diamond cutters and supply them to contract manufacturers who produce finished merchandise). This sourcing strategy allows the Group to provide superior value and quality to the consumer. Diamond jewellery accounts for approximately 70% of total annual merchandise sales. The division’s sophisticated merchandising systems test, track, forecast and respond to consumer preferences and provide competitive advantage by helping to ensure high in-stock positions of key merchandise assortments and faster moving items.

•      Marketing
Kay is one of a very limited number of US speciality retail jewellery brands with a presence large enough to justify national television advertising, which is the most cost effective way to attract customers, enter new markets and increase brand recognition.

It is anticipated that Jared will have sufficient scale to use national television advertising for Christmas 2006.

Initiatives in 2004/05
Specific initiatives taken during 2004/05 to strengthen the Group’s competitive position included:

Store operations and personnel
•	strengthened field recruitment organisation
•	enhanced diamond selling skills of store personnel
•	developed systems for greater operational efficiency in special orders and repairs

Signet Group plc Annual Report & Accounts year ended 29 January 2005	7

Back to Contents

US operating review (continued)

Real estate
•	increased number of Jared openings and testing of new locations
•	expanded testing of Kay off-mall store format by opening ten additional stores

Merchandising
•	improved supply chain efficiency and pricing changes
•	further developed the diamond ranges, including expansion of the Leo Diamond, diamond right-hand rings and solitaire diamonds
•	introduced new programmes to reinvigorate the gold category
•	further expanded the Jared luxury watch range

Marketing
•	further increased national TV advertising for Kay
•	expansion of Jared TV advertising programme

Marketplace
Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been $57 billion in 2004 (2003: $54 billion) and are believed to account for about 50% of worldwide diamond jewellery sales according to Rapaport Research. In the US market diamond jewellery sales account for just over 50% of total jewellery sales. The US jewellery market has grown at a compound annual growth rate of 5.5% over the last 20 years. In the last ten years the growth in diamond jewellery sales has been more than twice that of the total jewellery market. In 2004 the total jewellery market grew by about 6.9%. Signet has an approximate 3.6% share of the total US jewellery market. Speciality retailers accounted for about 50% of the total jewellery market over the last ten years and the US division has an approximate 7.2% market share of the speciality sector.

Jewellery sector sales have, over the longer term, grown faster than retail sales (source: US Department of Commerce and US Census Bureau) and the rate of growth accelerates and slows in line with retail sales in general (see graph below). Management believes that a major contributor to the relationship with other retail categories is that the majority of jewellery sales are made in the middle mass market for bridal related or annual gift giving events. Retail jewellery sales have risen at a compound annual growth rate of 4.9% from 1997 to 2004 (see graph below), outperforming other comparable sectors in the more buoyant late 1990’s, and over the last four more challenging years performing in line with the general retail sector. Over the same period

Signet’s total US dollar sales rose (excluding the acquisition of Marks & Morgan) at a compound annual growth rate of 11.6%.

Management believes that the longer term outlook for jewellery sales is encouraging given the growth in disposable incomes and the increasing number of women in the work force.

The US division competes on the basis of the quality of its personalised customer service, merchandise selection, availability, quality and value. Brand recognition, trust and store locations are also competitive advantages as is the ability to offer private label credit card programmes to customers. The US division holds no material patents, licenses, franchises or concessions but has a range of trading agreements with suppliers, the most important being in regard of the Leo Diamond. The established trademarks and trade names of the division are essential to maintaining its competitive position in the retail jewellery industry.

The US retail jewellery industry is very competitive and highly fragmented. The broader total US retail jewellery market includes formats such as department stores, discount outlets, television home shopping, internet shopping, other general merchandise stores, apparel stores and accessory stores. The largest jewellery

8	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

retailer is believed to be Wal-Mart Stores, Inc., which includes a wide assortment of costume jewellery. Management believes that the business also competes with non-jewellery retailers for consumers’ discretionary spending.

The US division’s largest speciality jewellery competitor is Zale Corporation, which has a speciality market share of about 7.5%. Competition is also encountered from a limited number of large regional retail jewellery chains, and smaller regional chains and independent retail jewellery stores (those operating fewer than 100 stores), which account for over 75% of the speciality market. In 2003 the Jewelers Board of Trade estimated that there were 24,888 speciality jewellery stores in the US, compared to 27,156 in 1998, a decrease of 2,268 stores. The number of stores operated by the five largest speciality jewellery retailers increased by about 900 over the same period and reflects the continuing consolidation taking place in the sector. Management believes that the five largest speciality jewellery retailers have increased their market share from about 15% to about 22% of speciality jewellery sales over the last five years. This trend provides significant opportunity for those businesses with competitive strengths in the sector, and it is believed that Signet is well positioned to gain further market share.

Store operations and personnel
A retail jewellery sale normally requires face-to-face interaction between the customer and the sales associate, during which the items being considered for purchase are removed from the display cases and presented one at a time while their respective qualities are explained to the customer. Consumer surveys indicate that a key factor in the retail purchase of jewellery is the customer’s confidence in the sales associate.

Providing knowledgeable and responsive customer service is a priority, and is regarded by management as a key point of differentiation. It is believed that highly trained store sales staff with the necessary product knowledge to communicate the competitive value of the merchandise are critical to the success of the business. The US division’s substantial training and incentive programmes for all levels of store staff are designed to play an important role in recruiting, educating and retaining qualified store staff. The preferred practice is to promote managers of all levels from within the organisation in order to maintain continuity and familiarity with the division’s practice.

Retail sales personnel are encouraged to become certified diamontologists by graduating from a comprehensive diamond correspondence course provided by the Diamond Council of

America. Over 50% of full time sales staff who have completed their probationary period are certified diamontologists or are training to become certified. Employees often continue their professional development through completion of correspondence courses on gemstones. For Christmas 2004 there was at least one certified diamontologist in each store. In addition, during 2004/05, a major four-month training programme to improve the knowledge and selling skills of sales personnel called “The Ultimate Diamond Presentation” was implemented across all stores ahead of the important fourth quarter.

All store personnel are required to meet daily performance standards and commit to goals. After completion of basic training, sales staff are paid a commission based on their individual sales performance and on meeting monthly store sales targets. Sales contests and incentive programmes also reward the achievement of specific goals with travel or additional cash awards. In addition to sales based incentives, bonuses are paid to store managers and district managers based on the achievement of key performance objectives. In 2004/05 approximately 23% (2003/04: 23%) of store personnel remuneration was commission and incentive-based.

Each store is led by a store manager who is responsible for various store level operations including overall store sales and branch level variable costs; certain personnel matters such as recruitment and training; and customer service. Administrative matters, including purchasing, merchandising, payroll, preparation of training materials, credit operations and divisional operating procedures are consolidated at divisional level. This allows the store manager to focus on those tasks that can be best executed at the store level while enabling the business to benefit from economies of scale in administrative matters and to help ensure consistency of execution across all the stores.

Staff recruitment is primarily the responsibility of store and district managers. In 2004/05 the division began to develop a central recruitment facility that supplies field recruiters from the home office, and uses methods such as internet recruitment to provide stores with a larger number of better qualified candidates from which to select new staff.

Management believes that the retention and recruitment of highly qualified and well-trained staff in the US head office in Akron, Ohio is essential to supporting the stores. A comprehensive in-house curriculum supplements specific job training and emphasises the importance of the working partnership between stores and the head office.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	9

Back to Contents

US operating review (continued)

US head office bonuses are mainly based on the performance of the division against predetermined annual profit targets. Promotion decisions for all non-management head office personnel are based on performance against service level and production goals; for managers they are based on annual objectives and performance against individual job requirements.

Real estate
The vast majority of Signet US stores are located in suburban areas. Kay and the regional chains are predominantly located in regional and super-regional enclosed malls, with approximately 50% of the stores being in prime centre court locations. The average mall store contains approximately 1,160 square feet of selling space and 1,460 square feet of total space. The design and appearance of stores is standardised within each chain.

Jared locations are typically free-standing sites in shopping complexes with high visibility and traffic flow, and positioned close to major roads. The retail centres in which Jared stores operate normally contain strong retail co-tenants, including other category killer destination stores such as Borders Books, Best Buy, Home Depot and Bed, Bath & Beyond.

Details of recent investment in the store portfolio are set out below:

Number of stores	2004/05	2003/04	2002/03

Store refurbishments
and relocations	76	61	71
New mall stores	44	47	36
New off-mall stores
– Jared stores	14	12	12
– Kay off-mall stores	10	10	–
Store fixed capital investment	$53m	$42m	$38m
Store total investment(1)	$140m	$98m	$92m

(1) Fixed and working capital investment in new space and refurbishments/relocations.

Management believes that the US division’s prime real estate portfolio, together with its regular investment in mall store refurbishments and relocations, are competitive advantages that help build store traffic. Superior like for like sales growth is normally achieved for a number of years following such investment. The typical benefits from mall store refurbishments, which normally occur on a ten year cycle, include an increase in linear footage of display cases positioned on the store frontage, improved lighting and better access to the store. When relocating a store to a better location in a mall, such as a centre court corner site from an in-line location, an increase in like for like sales is expected due to improved visibility to the customers, improved lighting and more display cases being positioned on the lease line between the store and the mall common areas.

Criteria for investment in mall real estate remain stringent. Signet seeks sites in superior malls, in particular units located on busy centre court locations.

In 2004/05 there was a net increase in the US division’s new store selling space of approximately 8%, at the top end of the target range.

In 2005/06 it is planned to open approximately 15-20 Jared stores. 40-50 mall stores, up to ten additional off-mall Kay and up to four metropolitan stores will also be opened. Around 20 mall stores are planned for closure. The programme should result in a net increase in new store space of about 8% by the end of 2005/06.

Signet may consider selective purchases of mall stores that meet its acquisition criteria regarding location, quality of real estate, customer base and return on investment for both the Kay and regional brands.

Kay
The expansion of Kay as a nationwide chain is an important element of the US growth strategy. Kay, with 742 primarily mall stores in 50 states at 29 January 2005 (31 January 2004: 717 stores), is targeted at the middle income consumer. During 2004/05 Kay became the largest speciality retail jewellery brand in the US based on sales. It is believed that in the longer term there is potential to expand the Kay chain to some 1,400 stores, including off-mall locations.

The development of Kay stores in suburban off-mall shopping centres, such as “lifestyle” and “power strip” centres, commenced in 2003/04 with the opening of ten stores. A further ten were opened in 2004/05, and it is intended that ten will be opened in 2005/06. A lifestyle centre is an open air shopping centre where the retail mix is biased toward fashion and leisure stores and is also likely to have a large number of restaurants. A power strip centre is also an open air shopping centre but the retail mix is predominantly category killer superstores with some smaller speciality units. Kay stores in these suburban centres are expected to have a lower capital expenditure, lower rents and lower sales per store at maturity than that of the Kay chain average. In 2005/06 up to four Kay stores are planned to be opened in traditional metropolitan locations in cities such as Boston, Chicago, San Francisco and New York. Kay stores in large metropolitan locations are anticipated to have higher capital expenditure, higher rents and higher sales per store at maturity than those of the Kay chain average. Management believes that the expansion of Kay in these new locations

10	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The following table sets out information concerning the US stores operated by Signet during the period indicated:

	2004/05	2003/04	2002/03

Number of stores:

Total opened during the year(1)	68	69	48
Kay(2)	34	49	22
Regional chains	20	8	14
Jared	14	12	12

Total closed during the year	(15)	(16)	(23)
Kay	(9)	(8)	(13)
Regional chains	(6)	(8)	(10)
Jared	–	–	–

Total open at the end of the year	1,156	1,103	1,050
Kay(2)	742	717	676
Regional chains	321	307	307
Jared	93	79	67

Average retail price of merchandise sold	$320	$288	$267
Kay	$282	$257	$242
Regional chains	$304	$281	$265
Jared	$644	$586	$558

Average sales per store in thousands(3)(4)	$1,816	$1,727	$1,643
Kay	$1,584	$1,528	$1,470
Regional chains	$1,533	$1,532	$1,536
Jared	$4,975	$4,573	$4,277

Increase in net new store space	8%	7%	6%
Percentage increase in like for like sales	5.9%	4.6%	5.4%

(1)	Figures for stores opened during the year are adjusted for the impact of conversions of format between Kay and regional chains.
(2)	Includes test of Kay stores in off-mall shopping centres.
(3)	Based upon stores operated for the full financial year.
(4)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’.

presents a potential opportunity to reach new customers currently not served, and gain further leverage from its marketing expenditure and the US division’s central overhead.

Regional chains
Signet also operates US mall stores under a variety of established regional trade names (see Description of property, page 23). The leading brands include JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. At 29 January 2005 321 regional stores operated in 31 states (31 January 2004: 307 stores).

In recent years, new regional chain stores have been opened if real estate satisfying the investment criteria becomes available in their respective trading areas or in adjacent areas where marketing support can be cost effective. Areas in which the scale to support cost-effective marketing can be built over a reasonable time span are now also considered for store openings. This is part of a strategy to potentially develop a second mall-based brand of sufficient size to take advantage of national television advertising. This strategy may also include the acquisition of small or large regional chains of speciality jewellery stores that meet the Group’s strict operational and financial criteria.

Jared
Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market. Its main competitors are independent operators, with the next largest chain having about 25 stores. If Jared was a stand-alone operation it would be the sixth largest US speciality jewellery retail brand by sales.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	11

Back to Contents

US operating review (continued)

The following map shows the number and locations of Kay, Regional and Jared stores at 29 January 2005.

Washington
Kay 12
Jared 3
Regional stores 16
Oregon
Kay 10
Regional stores 2
Idaho
Kay 1
Montana
Kay 3
North Dakota
Kay 3
Minnesota
Kay 7
Jared 3
Regional stores 14
Michigan
Kay 28
Jared 5
Regional stores 26
Vermont
Kay 3
Maine
Kay 4
Kay off-mall 1
New Hampshire
Kay 5
Regional stores 5
Massachusetts
Kay 25
Regional stores 13
Rhode Island
Kay 2
Regional stores 1
Kay off-mall 1
Connecticut
Kay 10
Regional stores 4
New York
Kay 40
Regional stores 16
Jared 1
Ohio
Kay 39
Jared 7
Regional stores 60
Kay off-mall 4
Wisconsin
Kay 10
Jared 2
Regional stores 9
South Dakota
Kay 2
Wyoming
Kay 1
Nevada
Kay 4
Jared 2
Utah
Kay 2
Jared 1
Colorado
Kay 9
Jared 5
Regional stores 1
Nebraska
Kay 1
Iowa
Kay 14
Jared 1
Illinois
Kay 24
Jared 6
Regional stores 12
Kay off-mall 2
Indiana
Kay 18
Regional stores 9
Pennsylvania
Kay 51 Jared 3
Regional stores 17
New Jersey
Kay 13
Regional stores 2
Kay off-mall 1
Delaware
Kay 1
Maryland
Kay 25
Jared 2
Regional stores 10
Kay off-mall 1
West Virgina
Kay 8
Regional stores 7
Kentucky
Kay 16
Regional stores 8
California
Kay 46
Jared 2
Regional stores 6
Kay off-mall 2
Kansas
Kay 4
Regional stores 2
Missouri
Kay 16
Jared 2
Regional stores 2
Kay off-mall 1
Virginia
Kay 28
Jared 6
Regional stores 18
North Carolina
Kay 25 Jared 4
Regional stores 4
Tennessee
Kay 19 Jared 3
Regional stores 8
South Carolina
Kay 15
Regional stores 5
Kay off-mall 1
Arizona
Kay 11
Jared 7
Regional stores 5
Kay off-mall 1
New Mexico
Kay 2
Oklahoma
Kay 3
Arkansas
Kay 3
Mississippi
Kay 6
Alabama
Kay 16
Regional stores 1
Kay off-mall 1
Georgia
Kay 27
Jared 6
Regional stores 10
Kay off-mall 2
Texas
Kay 42
Jared 11
Louisiana
Kay 9
Jared 1
Regional stores 1
Florida
Kay 56
Jared 10
Regional stores 27
Kay off-mall 3
Alaska
Kay 2
Hawaii
Kay 1

Jared targets an under-served sector at the upper end of the middle market. The customer profile is of a more mature, higher income customer than that of Signet’s US mall stores. An important advantage of a destination store is that the potential customer visits the store with the intention of making a jewellery purchase, whereas in a mall there is a greater possibility of the intended spend being diverted to non-jewellery purchases. The typical Jared store has about 4,700 square feet of selling space and 5,900 square feet of total space. Its size permits significantly expanded product ranges and enhanced customer services, including in-store repair and custom design facilities.

A private viewing room is available for customers when required. There are also complimentary refreshments and a children’s play area.

There were 93 Jared stores at 29 January 2005 (31 January 2004: 79 stores). The average retail price of merchandise sold in Jared stores during 2004/05 was $644 (2003/04: $586), which was more than double that of a Signet US mall store.

In the first five years of trading a Jared store is projected to have a faster rate of like for like sales growth than that of a mall store

12	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

during the same period. At the end of this period the projected operating margin is expected to have risen to around that of the mall store at maturity, with a greater return on capital employed. Excluding the three prototype stores the average sales of the 25 Jared stores that have reached maturity is $5.6 million in their fifth full year. At 29 January 2005 some 70% of the Jared stores had been open for less than five years. The average sales per Jared store opened for the whole of the 2004/05 financial year were $4,975,000 (2003/04: $4,573,000) and reflects the immaturity of Jared.

Since the first Jared store opened in 1993, the concept has been continually evaluated, developed and refined. Management believes that in addition to the competitive advantages possessed by the division as a whole, Jared also benefits from leveraging the division’s established infrastructure, access to a pool of experienced store management, and availability of capital required to develop and grow the brand.

Management believes that the Jared concept has considerable growth potential and over 100 suitable markets have been identified, with many of these markets able to support multiple locations. Accordingly, in the longer term, the chain has the potential to expand nationwide to over 225 stores, generating annual sales of over $1 billion based on the current performance of existing Jared stores. Some Jared stores are being opened to test new real estate selection criteria that may increase the potential number of sites suitable for a Jared store. These include opening Jared stores nearer to each other in established markets with above-average population density (such as Atlanta, Georgia); entering smaller markets where national television advertising would make marketing support cost-effective (such as Tulsa, Oklahoma); and locating stores attached to the exterior of covered malls (such as Des Moines, Iowa).

Merchandising and purchasing
It is believed that selection, availability and value for money of merchandise are all factors that are critical to success. In the US business the range of merchandise offered and the high level of stock availability are supported centrally by extensive and continuous research and testing. Best-selling products are identified and their rapid replenishment ensured through analysis of sales by stock keeping unit. This approach enables the division to deliver a focused assortment of merchandise to maximise sales, minimise the need for discounting and accelerate inventory turn. The US division is able to offer superior value and consistency of merchandise due to its industry leading direct sourcing capability.

Sophisticated inventory management systems for merchandise testing, assortment planning, allocation and replenishment have been developed and implemented. Approximately two-thirds of the merchandise is common to all US division mall stores, with the remainder allocated to reflect demand in particular markets. It is believed that the merchandising and inventory management systems, as well as improvements in the productivity of the centralised distribution centre, have allowed the division to achieve inventory turns comparable to those of most of its quoted competitors although it has a less mature store base and undertakes more direct sourcing of merchandise.

Programmes have been developed in conjunction with certain vendors for the provision of branded jewellery merchandise. For example, the Leo Diamond range is sold exclusively by Signet in the US and the UK. Management believes that the US division’s merchandising process, market share and relationship with suppliers position the business as an ideal partner to launch branding initiatives.

Other merchandising initiatives offer a distinctive product selection. For example, a major continuing initiative is being undertaken to increase the number of Jared stores that stock premium watch brands, including Rolex, Tag Heuer and Omega. Cartier will be introduced in 2005/06. Another example is the promotion of “right-hand rings”, diamond fashion rings intended to be worn on the right-hand rather than as bridal jewellery, which is traditionally worn on the left-hand ring finger. De Beers marketed this product in its nationwide print and television advertising throughout 2004/05.

In 2004/05 the bridal category accounted for over 40% of merchandise sold and continued its steady growth of the past five years.

The table below sets out Signet’s US merchandise sales mix as a percentage of sales:

Merchandise mix
Merchandise mix	Percentage of sales
	2004/05	2003/04	2002/03
	%	%	%

Diamonds and diamond jewellery	70	70	69
Gold jewellery	7	8	8
Gemstone jewellery	10	10	10
Watches	7	6	6
Repairs	6	6	7

Signet Group plc Annual Report & Accounts year ended 29 January 2005	13

Back to Contents

US operating review (continued)

It is believed that the US division has a competitive cost and quality advantage as approximately 55% of its diamond merchandise sold is sourced through contract manufacturing; Signet purchases loose polished diamonds on the world market and outsources the casting, assembly and finishing operations to third parties. By using this approach the cost of merchandise is reduced and this cost advantage is largely used to provide superior quality to the consumer which helps to increase market share. Contract manufacturing is generally utilised on basic items with proven non-volatile historical sales patterns that represent lower risk of over or under purchasing. This purchasing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of negotiating better pricing for the supply of finished products.

Merchandise is purchased complete as a finished product where the manufacturer’s price is more competitive than using direct sourcing, or the complexity of the product is great or the merchandise is considered likely to have a less predictable sales pattern. This strategy provides the opportunity to reserve stock held by vendors and to make supplier returns or exchanges, thereby reducing the risk of over or under purchasing.

Merchandise held on consignment is used to enhance product selection and test new designs. This minimises exposure to changes in fashion trends and obsolescence and provides the flexibility to return non-performing merchandise. At 29 January 2005 the US division held approximately $158 million (31 January 2004: $144 million) of merchandise on consignment (see note 12 on page 83).

In 2004/05 the five largest suppliers collectively accounted for approximately 25% (2003/04: 26%) of the total US division’s purchases, with the largest supplier accounting for approximately 12% (2003/04: 10%).

Marketing and advertising
Store brand name recognition by consumers is believed to be an important factor in jewellery retailing, as the products themselves are predominantly unbranded. Signet continues to strengthen and promote its US brands and build store brand name recognition through an integrated marketing campaign. The marketing channels used include television, radio, print, catalogues, direct mail, telephone marketing, customer relationship marketing, point of sale signage, in-store displays and the internet. Gross advertising and marketing expenditure was increased by 13.0% to $135.5 million in 2004/05 (2003/04: $119.9 million), primarily to support total mall sales growth and the continued expansion of the Jared concept. Gross expenditure as a percentage of sales was 6.6% (2003/04: 6.5%) reflecting the increasing proportion of sales from Jared which has a higher percentage of sales spent on marketing than the mall stores. This ratio was little changed in the mall and Jared stores.

Advertising activities are concentrated on periods when customers are expected to be most receptive to the marketing message. During the 2004 Christmas trading period the number of Kay television impressions increased by 11%. The proportion of television advertising expenditure to sales continues to grow, and the cost of network television advertising is leveraged as the number of stores increases. The romance and appreciation based theme of its advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has improved name recognition of the chain. In addition advertising in USA Today was again utilised. National radio advertising was used for the first time in 2004/05.

Seasonal promotion campaigns for the regional chains use local radio advertising as the primary medium to support and enhance name recognition. Direct mail and telephone marketing are also used to encourage repeat purchases by current customers. The regional brands’ marketing support is a similar proportion of sales as for Kay.

Jared advertising on local radio takes place for most of the year and is complemented by advertising on regional television in nearly all markets. Management believes that when the Jared chain reaches the critical mass to justify national television advertising, which is considered to be the most efficient and cost-effective form of marketing, brand name recognition will be enhanced nationwide, thus providing increased marketing leverage and improved access to prime store real estate sites in large, high cost advertising markets. This is expected to occur in 2006/07. Jared has a higher advertising to sales ratio than the division’s mall stores because it is a destination store and is still at an early stage of development. The objective in Jared advertising is to build name recognition and visit intent through an emphasis on selection and service.

In 2004/05 the US division produced 12 mall store catalogues that featured a wide selection of merchandise and were prominently displayed in stores and are also mailed directly to targeted customers. Statistical and technology based systems are employed to support a direct marketing programme that uses a proprietary database of over 22 million names to strengthen the relationship with customers. The programme targets current customers with special savings and merchandise offers during the

14	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

key trading periods. In addition, invitations to special promotional in-store events are extended throughout the year. Special catalogues featuring ranges such as luxury watches are produced for Jared.

There are informational web sites for Kay, JB Robinson and Jared that display a selection of merchandise assortments, provide store locations, and allow for on-line customer registration and credit application. The division continues to research and monitor the development and execution of e-commerce as a channel for distribution in conjunction with the marketing and advertising programmes. When it is anticipated that there is sufficient customer demand to financially justify the necessary investment, an e-commerce facility will be added to each web site.

Credit operations
Management regards the provision of an in-house credit programme as a competitive advantage for a number of reasons. It allows management to establish and implement customer service standards appropriate for the business, and also provides a database of regular customers and their spending patterns. Investment in systems and management of credit offerings appropriate for the business can also be facilitated in a more cost-efficient manner than if managed by a third party provider. Furthermore it is believed that the various credit programmes help to establish long-term relationships with customers and complement the marketing strategy by encouraging additional purchases and higher unit sales.

The table below presents data related to the in-house credit business for the past three financial years. Since credit authorisation and collection systems were centralised in 1994 the credit offer and performance have been relatively consistent over the economic cycle. The average outstanding balance at the year end was $792 (2003/04: $729).

The credit portfolio turns approximately every seven months and the monthly collection rate in 2004/05 was 14.8%. The bad debt charge for the year, at 5.7% of credit sales, was near the bottom end of the range over the last eight years. In-house credit sales represented 50.1% of total US sales in 2004/05 (2003/04: 49.3%). A number of programmes offer interest-free financing, subject to certain conditions. In most states customers are offered optional third party credit insurance.

Authorisation and collections are all performed centrally at the US headquarters on an automated basis, rather than by store staff. The majority of credit applications can be processed and approved in less than two minutes; they can be made via in-store terminals, through a toll-free phone number or on-line through the marketing web sites. All applications are evaluated by the scoring of credit data and data obtained through third party credit bureaux. In 2004/05 collection information systems were enhanced, and collection productivity was improved through work flow automation. During the year the ability to test alternative authorisation strategies was expanded and new applicant scorecards were updated. In addition to the in-house credit card, the US stores accept major credit cards. Third-party credit card sales are treated as cash sales and accounted for approximately 36% of total US sales during the year.

Investment in staff, training and systems to maintain or improve the quality of the credit portfolio continued throughout 2004/05. A new customised, collection system using the latest available technology began to be implemented in 2004/05, replacing a system that was initially installed when credit operations were centralised. It is planned that the new system will be fully implemented during 2005/06.

The new system will provide management with increased flexibility to implement and/or modify collection strategies, and a more user-friendly platform. Collection strategies and efforts continued to include increased emphasis on risk-based calling and first call resolution. In authorisations, new applicant scorecards were updated to provide improved separation in evaluating high and low-risk applicants.

	2004/05	2003/04	2002/03

Credit sales ($m)	1,035.8	924.3	859.6
Credit sales as % of total sales	50.1%	49.3%	49.5%
Number of active credit accounts at year end	838,916	807,272	798,761
Average outstanding account balance ($)	792	729	688
Average monthly collection rates	14.8%	14.8%	14.5%
Bad debt as % of total sales	2.9%	2.8%	3.0%	(1)
Bad debt as % of credit sales	5.7%	5.7%	6.0%	(1)

(1)	Before a $2.2 million benefit from the better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	15

Back to Contents

US operating review (continued)

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

In order to allow staff more time for selling and customer service, further steps in the “World Class Store Systems” initiatives were taken. These have resulted in improvements in special orders and repair services procedures.

Regulation
While there are many regulations within which Signet US operates, the speciality jewellery sector is generally a lightly regulated business. Signet US is required to comply with numerous US federal and state laws and regulations covering areas such as consumer protection, consumer privacy, consumer credit, consumer credit insurance, truth in advertising and employment legislation. Management endeavours to monitor changes in these laws to ensure that its practices comply with applicable requirements.

16	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

UK operating review

Overview
Signet is the largest speciality retailer of fine jewellery in the UK, with 602 stores and a total market share of approximately 17%. It trades as H.Samuel (17.6% of Group sales), targeting the middle market, and Ernest Jones (13.8% of Group sales), positioned at the upper end of the middle market. Total sales during 2004/05 were £514.4 million (2003/04: £501.0 million).

At 29 January 2005 there were 398 H.Samuel stores and 204 Ernest Jones stores (including 16 Leslie Davis stores). Approximately 48% of these are located in prime “High Streets” (main shopping streets with high pedestrian traffic) and 52% are in covered or enclosed shopping malls. High Street stores accounted for 40% of total UK division sales and shopping mall stores for 60%. H.Samuel is the largest chain of speciality retail jewellers in the UK and its stores are located in virtually every medium and large retail centre. Ernest Jones, the second largest speciality retail jewellery chain, is represented in most large retail centres.

The UK strategy is to increase the average transaction value by focusing on fast growing product categories, particularly diamond jewellery, thereby improving store productivity and achieving operational leverage. To achieve this the division has a series of initiatives in the key areas of retail execution that are designed to grow the sales of diamonds.

Competitive advantages
Signet has a range of advantages in store operations and personnel, real estate, merchandising, marketing and access to US expertise compared to competitors within the UK speciality jewellery retail market. The principal competitive advantages are summarised below and explained in greater detail on pages 18 to 21.

•   Store operations and personnel
The division’s scale enables it to develop and invest in training procedures tailored to its own requirements. This is particularly important, as the sale of diamond jewellery requires increased standards of product knowledge and customer service from sales associates. The division also enjoys economies of scale in recruitment and store administration.

•   Real estate
Strict criteria are followed when evaluating real estate investment, and management believes that the quality of its store portfolio is superior to that of many of its competitors. The strength of the Group’s balance sheet and the division’s trading record makes it an attractive tenant. The well tested revised store format, which is more suited to selling diamonds, enables the division to take better advantage of one of the fastest growing major categories within the UK jewellery market.

•   Merchandising
Management believes that the division’s leading position in the UK jewellery sector is a commercial advantage when sourcing merchandise and enables delivery of better value to the customer. An example of this is its capacity to contract with jewellery manufacturers to assemble products, utilising directly sourced gold and loose polished diamonds. In addition the division has the scale to utilise sophisticated merchandising systems to test, track, forecast and respond to consumer preferences.

•   Marketing
The UK division has strong and well established brands and leverages them with advertising (both print and television), catalogues and the development of customer relationship marketing techniques. Few of its competitors have sufficient scale to utilise these marketing methods successfully.

•   Access to US expertise
The UK business also benefits from its close relationship with Signet’s US operations. Synergies are gained by sharing knowledge in merchandising, marketing, operations, systems and best practice procedures. None of the UK division’s competitors has similar access to a leading operator in the world’s largest jewellery market.

Initiatives in 2004/05
Specific initiatives taken to strengthen the division’s competitive position included:
Store operations and personnel
•   enhanced recruitment processes

Signet Group plc Annual Report & Accounts year ended 29 January 2005	17

Back to Contents

UK operating review (continued)

•	increased by over 10% the proportion of store managers and assistant store managers with externally accredited jewellers qualifications
•	tested new sales commission system

Real estate
•	rolled-out revised store design to an additional 90 stores
•	opened three retail park locations

Merchandising
•	increased the size, quality and range of settings of diamond jewellery
•	further widened the Leo Diamond range in Ernest Jones
•	expanded the Forever Diamond range from 120 stores to all H.Samuel stores

Marketing
•	expanded the television advertising for H.Samuel and Ernest Jones
•	introduced customer relationship marketing by Ernest Jones
•	continued the development of catalogue design and distribution

Marketplace
Although reliable figures on the size of the UK jewellery market are difficult to obtain, management estimates that in calendar year 2004 the size of the total UK market for fine jewellery, costume jewellery and watches was approximately £3.6 billion ($6.7 billion) (including VAT of 17.5%). The market includes speciality retail jewellers and non-speciality jewellery retailers such as mail order catalogues, catalogue showrooms and jewellery departments in department stores. In the UK the value of diamond sales are estimated by De Beers to have increased by a compound annual rate of 7.1% over the last 5 years (2004 growth is a management estimate).

The UK retail jewellery market is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are approximately 7,000 speciality retail jewellery stores in the UK.

In the middle market H.Samuel competes with a large number of independent jewellers, the only competitor of significant size being F Hinds (108 stores). Competition at the lower end of the H.Samuel product range also comes from catalogue showroom outlets such as Argos and discount jewellery retailers such as Warren James (119 stores).

In the upper middle market Ernest Jones’ competition is from independent speciality retailers and a limited number of other upper middle market jewellery groups such as Goldsmiths Group

(169 stores); Beaverbrooks (57 stores); and MW Group (33 stores).

Based on surveys, management believes that customers are attracted to H.Samuel because they have confidence in the brand and its staff is perceived to be friendly, helpful and knowledgeable. Ernest Jones is perceived to offer high quality merchandise and premium service from a professional and knowledgeable staff.

Store operations and personnel
Management regards customer service as an essential element in the success of its business. During 2003/04 the “Signet Jewellery Academy,” a multi-year training programme and framework for measuring standards of capability, was introduced for all store staff. As part of this programme just over two-thirds of all store managers and assistant store managers have now passed the National Association of Goldsmiths accredited Jewellery Education & Training Level 1 qualification. Upon completion of each of the five levels of the Academy, the staff member normally takes on increasing responsibilities. Training programmes have contributed to the improvement in the quality, performance and retention of UK staff.

The new recruitment procedures continue to improve the suitability of new store personnel helping to ensure that they meet key basic requirements and are motivated to work within the jewellery store environment. Field and human resources management are responsible for the recruitment, performance review, training and development of sales staff, thereby ensuring consistency in operating standards and procedures throughout the business. All new store personnel must complete a “selling skills” learning programme during their probationary period and thereafter undertake additional training in selling, product knowledge and customer care.

All store personnel have daily performance targets. They are given training and weekly feedback on their performance from store and field management to help them achieve these targets.

In conjunction with the Signet Jewellery Academy, training for all tiers of store operations management was developed further last year to support the initiative to improve customer service. In 2004/05 the number of training courses completed nearly doubled. The preferred policy is to promote store managers from within the business; approximately 70% of store management appointed in 2004/05 were promoted from within the organisation. At any given time each chain has a number of sales staff who are qualified to advance to store management level, thus assuring the availability of newly trained managers familiar with operating standards and procedures.

18	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

In order to increase staff selling time and to improve efficiency, operating procedures are routinely reviewed to identify opportunities to enhance customer service and reduce in-store administrative tasks. The Signet intranet, introduced in all stores in 2003, provides a computer-based platform for improved communication between stores and head office, with sales floor and back office administrative functions being simplified and standardised through this medium.

Various incentive schemes are operated to motivate and reward performance in the stores including bonuses based on key performance targets. In 2004/05 a commission-based remuneration test was carried out designed to increase the proportion of performance-related payments over time. The level of commission paid is dependent on the sales achieved by the individual and the overall sales of the store. During 2005/06 this commission system will be introduced more widely across the division.

Management also believes that successful recruitment, training and retention of head office staff is essential. Comprehensive recruitment, training and incentive programmes for head office staff are in place in the Colindale and Birmingham offices. Programmes to provide employees with structured development plans, training and career paths have been implemented. Internal career advancement is encouraged and is supported by a succession planning process. Teamwork and service to the stores are encouraged through a performance bonus plan for head office staff, which is based on the division’s results.

Opportunities for improving employment practices were identified through a “Staff Opinion Survey”. It is believed that the results provide a basis for further improvement in the motivation and retention of staff.

Real estate
In 2001/02 a revised store design better suited to the sale of diamonds and fine jewellery was developed as part of the programme to increase sales and store productivity by focusing on the fast growing diamond category. The design allows greater interaction between sales associates and customers and better presentation of merchandise. The design was tested during 2002/03 and 2003/04 and a roll-out programme commenced in 2004/05.

The performance of the new format has continued to be encouraging. The increase in sales from the additional investment meets the well established Group investment criteria. The reformatted stores achieved a rise in both diamond sales and average retail price. An additional 90 stores, primarily H.Samuel, were trading in the new format at 29 January 2005, bringing the total to 142, accounting for about 30% of the UK division’s sales. A multi-year rollout plan for the new format is being implemented as part of the normal refurbishment cycle; it is planned to refurbish or relocate 80 to 90 stores in 2005/06, the majority again being H.Samuel.

The new format features open frontages which are intended to make the store more accessible and inviting to the customer, as well as improved presentation of the merchandise. The design draws on the Group’s mall store experience in the US, and for mall locations include display cases on the frontage with the concourse, rather than the traditional window presentation. The High Street stores have wide floor-to-ceiling windows that provide views directly into the store.

Much of the merchandise is presented in low level display units that also serve as service counters and allow the sales associate to present an assortment of merchandise to the customer without having to break away to select additional merchandise from the window displays, as in the traditionally designed store.

Details of recent investment in the store portfolio are set out below:

Number of stores	2004/05	2003/04	2002/03

Store refurbishments and relocations	81	32	42
New H.Samuel stores	2	–	4
New Ernest Jones stores	7	5	8
Store fixed capital investment	£23m	£13m	£14m

H.Samuel
H.Samuel, accounting for 17.6% of Group sales in 2004/05 (2003/04: 17.8%), offers a range of jewellery, gold, watches and gifts (see page 20, Merchandise mix). At 29 January 2005 average selling space was 1,113 square feet per store.

H.Samuel store data
	2004/05	2003/04	2002/03

Number of stores:
Opened during year	2	–	4
Closed during year	(11)	(11)	(8)
Open at end of year	398	407	418
Percentage increase in like for like sales	1.9%	3.5%	2.6%
Average retail price of items sold(1)	£37	£35	£33
Average sales per store
in thousands (exc. VAT)(2)	£723	£707	£677

(1)	Excluding accessories, repairs and warranties.
(2)	Including only stores operated for the full financial year.

The average retail price of items sold has increased at a compound annual growth rate of 7.3% over the last five years. This upward trend is expected to continue as the sales mix of diamonds is anticipated to rise and that of gifts to decline as a percentage of sales. Average sales per store have increased at a compound annual growth rate of 4.7% over the same period.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	19

Back to Contents

UK operating review (continued)

Ernest Jones (including Leslie Davis)
Ernest Jones sales accounted for 13.8% of Group sales in 2004/05 (2003/04: 13.0%). Where local market size and the availability of suitable watch agencies permit, the Ernest Jones chain follows a two-site strategy, using the trade names Ernest Jones and Leslie Davis.

The principal product categories are diamonds, branded watches and gold jewellery, which are all merchandised and marketed to appeal to the more affluent upper middle market customer (see Merchandise mix table). Ernest Jones retails an extensive range of diamond and gold jewellery as well as prestige watches such as Cartier, Omega, Rado, Raymond Weil, Rolex, and Tag Heuer. It also sells contemporary fashion watches such as Calvin Klein, DKNY, Emporio Armani, Gucci, Hugo Boss and a range of traditional watches including Rotary, Seiko and Tissot.

At 29 January 2005 the chain had average selling space of 852 square feet per store. The average retail price of items sold has increased at a compound annual growth rate of 5.3% over the last five years. Over the same period average sales per store increased at an annual compound growth rate of 10.4% and were the most productive mall stores in the Group. Management considers that there is potential to increase the number of Ernest Jones stores to approximately 225 as suitable sites and watch agencies become available.

Ernest Jones store data(1)
	2004/05	2003/04	2002/03

Number of stores:
Opened during year	7	5	8
Closed during year	–	–	–
Open at end of year	204	197	192
Percentage increase in like for like sales	4.5%	8.4%	9.4%
Average retail price of items sold(2)	£141	£139	£130
Average sales per store in
thousands (exc. VAT)(3)	£1,150	£1,101	£1,030

(1)	Including Leslie Davis stores.
(2)	Excluding accessories, repairs and warranties.
(3)	Including only stores operated for the full financial year.

Merchandising and purchasing
The division retails an extensive range of merchandise including gold and silver jewellery, watches, diamond and gemstone set jewellery and gifts. As with other UK speciality retail jewellers, most gold jewellery sold is 9 carat. However, sales of 18 carat gold jewellery, particularly white gold, have been increasing.

The merchandise mix of the UK division is given below. In 2004/05 diamond jewellery sales accounted for 28% of total Signet UK sales versus 20% five years ago. In line with the strategy of the UK division to increase the percentage of diamonds in the merchandise sales mix, the compound annual growth rate of

Signet UK diamond sales was 13.9% over the period, nearly double that of the UK diamond market.

Merchandise mix
	Percentage of sales
	2004/05	2003/04	2002/03

Gold and silver jewellery
H.Samuel	37	37	36
Ernest Jones	27	26	26

Signet UK	32	33	32

Watches
H.Samuel	23	23	24
Ernest Jones	29	31	32

Signet UK	26	26	27

Diamond jewellery
H.Samuel	20	19	18
Ernest Jones	38	36	35

Signet UK	28	26	25

Gifts
H.Samuel	13	14	14
Ernest Jones	2	3	3

Signet UK	8	9	10

Repairs and accessories
H.Samuel	7	7	8
Ernest Jones	4	4	4

Signet UK	6	6	6

Merchandise is purchased from a range of suppliers and manufacturers. In 2004/05 the five largest of these all watch suppliers together accounted for approximately 21% of total UK division purchases, with the largest accounting for approximately 6%. Only a small percentage of merchandise is purchased on consignment (see note 12 on page 83).

Economies of scale continued to be achieved by combining the volume of purchases for H.Samuel and Ernest Jones. Some 23% of the UK business’ gold jewellery is manufactured on a contract basis in Italy through a buying office in Vicenza, Italy, thereby eliminating the costs associated with intermediaries.

Signet UK also employs contract manufacturers for approximately 31% of the diamond merchandise sold, thereby achieving cost savings. Both H.Samuel and Ernest Jones employ experienced buyers who concentrate on product development, sourcing and supplier management appropriate to their particular needs. Overseas direct sourcing capability in most product areas has been increased. Such purchases have grown by 175% in value since 1999/00, and now account for 30% of the merchandise mix.

Merchandising teams work in conjunction with the buyers and focus on assortment planning, branch grading, repeat orders, inventory levels and margin management. Product category reviews are regularly carried out with a focus on increasing potential gross margin return on investment. Rigorous test marketing procedures are used to trial products, and their

20	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

subsequent distribution is made strictly against rates of sale. The merchandise ranges have been rationalised, with greater focus on key items, and a wider choice in the most popular categories is offered whilst peripheral merchandising is reduced.

The size and quality of diamond jewellery available to customers was enhanced during the year, with a greater proportion of precious white metals. Branded diamonds exclusive to Signet have been developed in recent years, an example of which is the Leo Diamond available in all Ernest Jones stores with an increased range offered in 2004/05. The Forever Diamonds range is now sold in all H.Samuel stores; it was available in 50 stores in 2002/03 and 120 in 2003/04. Both the Leo Diamond and the Forever Diamond have unique cuts that provide greater sparkle and brilliance than an ordinarily cut diamond of similar size, colour and clarity. The Leo Diamond utilises a higher quality diamond and therefore retails at a higher price than the Forever Diamond.

Each store is assigned a range of merchandise that reflects local buying patterns. Display equipment and layouts are constantly reviewed and updated, and new display formats that draw upon the US division’s experience have been implemented.

Marketing and advertising
Gross expenditure on marketing and advertising amounted to 3.0% of sales in 2004/05 (2003/04: 2.5% and 2002/03: 2.2%), reflecting the increased trialling of television advertising. Marketing campaigns have been tailored to reinforce and develop further the distinct brand identities of H.Samuel as a middle market jewellery chain and Ernest Jones as a more upmarket diamond and watch specialist. Both campaigns aim to expand the overall customer base and improve customer loyalty.

The primary marketing and advertising medium employed in 2004/05 consisted of a series of catalogues for each brand, distributed as inserts in newspapers and magazines and available in all stores. The quality of catalogues was improved and their distribution was better targeted.

The trial of television advertising was further expanded for both chains during Christmas 2004. It was the second year of a large-scale test and took place in regions representing about 65% of the H.Samuel store base and 60% of the Ernest Jones store base. It is planned to continue the development of television advertising in 2005/06.

Public relations initiatives resulted in greater coverage by national and consumer lifestyle media titles. Targeted marketing was increased to publicise special promotional events in the run-

up to Valentine’s Day and Christmas. During 2004/05 customer relationship marketing was successfully trialled for Ernest Jones and will be developed further in 2005/06.

During 2004/05 the content and interactivity of the UK marketing web sites (www.hsamuel.co.uk, www.ernestjones.co.uk and www.lesliedavis.co.uk) continued to be developed. The sites have again seen a substantial increase in visitor traffic. The division continues to monitor the development and execution of e-commerce as a distribution channel and to investigate the economic feasibility of introducing an e-commerce capability to the division’s web sites. There is an increasing use of e-commerce by consumers in the UK. When it is anticipated that there is sufficient customer demand to financially justify the necessary investment, an e-commerce facility will be added to each web site as appropriate.

Insurance loss replacement business
Management believes that Signet is the leading UK jewellery retailer in the insurance loss replacement business, which involves the settlement of insurance claims by product replacement through jewellery stores rather than by cash settlements from the insurance company. This allows the division to benefit from the resulting higher customer traffic in the stores and the opportunity to create and build relationships with new customers. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the division is well positioned to benefit from insurance companies settling claims in this manner.

Credit operations
Whilst the division does not have an in-house credit operation, it does accept major credit cards. Credit card sales are treated as cash transactions and accounted for approximately 31% of sales during 2004/05 (2003/04: 31%). During the period approximately 3% (2003/04: 3%) of sales in the UK were made pursuant to interest-free programmes available for purchases above a particular price. The receivables for the interest-free programmes are sold at a discount on a limited recourse basis and administered by an unaffiliated company.

Management tools and communications
EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment and distribution and can ensure replacement within 24 hours of any merchandise sold. These systems have been upgraded to enable the implementation of “chip and pin” technology to reduce credit

Signet Group plc Annual Report & Accounts year ended 29 January 2005	21

Back to Contents

UK operating review (continued)

and debit card fraud. The first phase of an electronic “Business To Business” communications project, developed to improve the efficiency and effectiveness of dealing with suppliers, was implemented.

A perpetual inventory process allows store managers to check stock by product category. These systems are designed to assist control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

New systems have been introduced to enhance control over cash banking to support financial management. Major computer hardware upgrades have taken place to improve resilience and capacity, particularly during the peak Christmas season.

The administration centre at Colindale in North London is the head office for UK store operations and houses the division’s senior management, financial planning, marketing, and buying and merchandising functions. The facilities for payroll, human resources, information technology, certain finance functions, distribution and customer services, as well as the insurance replacement business and call centre, are located in Birmingham.

During 2004/05 various central administrative functions were relocated from Colindale and consolidated in Birmingham to enhance efficiency and should result in future cost savings.

Regulation
While there are many regulations within which the UK division operates it is generally a lightly regulated business. Various laws and regulations affect Signet’s UK operations. These cover areas such as consumer protection, consumer credit, data protection, health and safety, waste disposal, employment legislation and planning and development standards. Management monitors changes in these laws with a view to ensuring that its practices comply with legal requirements.

22	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Description of property & Group employees

Signet attributes great importance to the location and appearance of its stores. Accordingly, in both Signet’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

The Group has sufficient distribution capacity to meet its current requirements and plans to increase capacity in 2005/06 to support future sales growth.

US
Substantially all of Signet’s US stores are leased. In addition to a minimum annual rental, a significant number of stores will also pay turnover related rent based on sales above a specified base level. Under the terms of the typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditure as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. At 29 January 2005 the average unexpired lease term of US leased premises was six years and some 47.6% of leases had terms expiring within five years. The Jared stores are normally on 20 year leases with options to extend the lease and their rents are not turnover related.

The US division leases 17% of its store locations from Simon Property Group and 15% from General Growth Management, Inc. Otherwise, the division has no relationship with any lessor relating to 10% or more of its store locations.

During the past five financial years the US business has been generally successful in renewing its store leases as they expire and has not experienced difficulty in securing suitable locations for its stores. It is not believed that any of the store leases are individually material to the Group’s US operations.

A 340,000 square foot head office facility is leased in Akron, Ohio. In addition a 19,000 square foot repair centre is being established in Akron. This facility is leased and is expected to open in 2005/06. The relocation of the US division central repair facility from the head office premises will enable the further expansion of the distribution capacity during 2005/06.

UK
At 29 January 2005 Signet UK held seven freehold premises, five premises where the lease had a remaining term in excess of 25 years and 590 other leasehold premises. As is typically the case in retailing in the UK, the division’s stores are leased for terms of up to 25 years, generally under full repairing and insuring leases (equivalent to triple net leases in the US). Wherever possible Signet is shortening the length of new leases that it enters into in order to improve the flexibility of its lease commitments. Rents are usually subject to upward review every five years if market conditions so warrant. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value. At the end of the lease period, subject to certain limited exceptions, leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. At 29 January 2005 the average unexpired lease term of Signet’s leased premises in the UK was 12 years. As current leases expire, Signet believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general areas. Signet has not experienced difficulty in securing leases for suitable locations for its UK stores. It is not believed that any of the store leases are individually material to the Group’s UK operations.

Signet owns a 255,000 square foot warehouse and distribution centre in Birmingham. Following the relocation and consolidation of certain of the UK division’s central administration functions to Birmingham to enhance efficiency, a contract to sell the 120,000 square foot administration centre at Colindale in North London has been entered into and is expected to be completed in August 2005.

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

Group employees
In 2004/05 the average number of full-time equivalent persons employed (including directors) was 15,145 (UK: 4,477; US: 10,668). The Company usually employs a limited number of temporary employees during each Christmas season.

None of Signet’s employees in the UK and less than 1% of Signet’s employees in the US are covered by collective bargaining agreements. Signet considers its relationship with its employees to be excellent.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	23

Back to Contents

Financial review
for the 52 weeks ended 29 January 2005

	2004/05		2003/04 (1)		2002/03 (1)
	£m	%	£m	%	£m	%

Sales
US	1,100.0	68.1	1,103.9	68.8	1,120.0	70.3
UK	514.4	31.9	501.0	31.2	473.6	29.7

Total	1,614.4	100.0	1,604.9	100.0	1,593.6	100.0

Operating profit:
US	147.3	70.0	139.3	69.7	141.2	76.0
UK	78.2	37.2	76.6	38.3	64.7	34.8
Group central costs	(6.6)	(3.1)	(5.7)	(2.9)	(6.0)	(3.2)

	218.9	104.1	210.2	105.1	199.9	107.6
Net interest payable	(8.6)	(4.1)	(10.4)	(5.1)	(14.0)	(7.6)

Profit before tax	210.3	100.0	199.8	100.0	185.9	100.0

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’.

Introduction
The key drivers of operating profitability are the:

•	rate of sales growth,
•	balance between like for like sales growth and sales from new store space,
•	achieved gross margin,
•	level of cost increases experienced by the Group,
•	level of net bad debt charge relating to the in-house credit card in the US, and
•	movements in the US dollar to pound sterling exchange rate, since the majority of the Group’s profits are generated in the US and the Group reports in pounds sterling.

The gross margin percentage in retail jewellery is above the average for speciality retailers reflecting the slow inventory turn. The trend in gross margin depends on Signet’s pricing policy and movements in the cost of merchandise sold and the direct cost of providing services such as repairs. The cost of goods sold that is used to arrive at gross profit takes into account all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets. The classification of distribution and selling costs under UK GAAP varies from company to company and therefore the gross profit percentage may not be comparable from one company to another.

In general, gross margin on gold jewellery is above the Group’s average, while that of diamond jewellery is broadly in line with the Group’s average. The gross margin on watches and gift products is normally below that of diamond jewellery. Within the diamond jewellery category the gross margin varies depending on the proportion of the merchandise cost accounted for by the value of the diamonds, and the greater the proportion, the lower the gross margin. In addition, the gross margin in a Jared store is slightly below that of a mall store, although at maturity the store contribution percentage of a Jared store is similar to that of a mall store. A change in merchandise mix will therefore impact the Group’s UK and US division’s gross margin and a change in the proportion of sales from Jared will impact the gross margin of both the US division and Group.

To maintain the operating profit margin the Group needs to achieve like for like sales growth sufficient to offset any adverse movement in gross margin, the increase in operating costs and the impact of immature selling space. There are not any known trends or uncertainties in future rent or amortisation expenses that could materially affect operating results or cash flows. Like for like sales growth above the level required to offset the factors outlined above, allows the Group to achieve leverage of its fixed cost base and improve operating margin; slower sales growth results in reduced operating margin.

Signet’s longer term strategy of 7% – 9% new store space growth in the US, with minimal net new space in the UK, means lower like for like sales growth is required in the UK than in the US to maintain operating margin.

The impact on operating profits of sales variances (either adverse or favourable) is less in the US division than the UK, as certain expense items are more related to sales volumes in the US.

A key factor in driving operating margin is the level of average sales per store, with higher productivity allowing leverage of expenses both in store and in central functions.

24	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

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

52 weeks ended 29 January 2005
Total Group sales rose to £1,614.4 million (2003/04: £1,604.9 million restated), up by 0.6% on a reported basis and 7.8% at constant exchange rates. Group like for like sales were up by 5.0% and new space contributed 2.7% (see table below).

Group operating margin increased to 13.6% (2003/04: 13.1% restated), with leverage from like for like sales growth more than offsetting the impact of immature space growth with gross margin little changed. The growth in total sales and the increased operating margin resulted in Group operating profit advancing to £218.9 million (2003/04: £210.2 million restated), up by 4.1% on a reported basis and 11.3% at constant exchange rates.

Net interest payable and similar charges decreased to £8.6 million (2003/04: £10.4 million). The reduction was principally due to exchange translation and an increase in net interest credit on the UK defined benefits pension scheme.

Group profit before tax increased to £210.3 million (2003/04: £199.8 million restated), up by 5.3% on a reported basis and 12.1% at constant exchange rates. After a tax charge of 32.9% (2003/04: 35.1% restated) profit for the financial period rose by 9.0% to £141.2 million (2003/04: £129.6 million restated), an increase of 16.0% at constant exchange rates. It is anticipated that the tax charge for 2005/06 will be approximately 34.0%. Earnings per share was 8.2p (2003/04: 7.5p restated), up by 9.3% on a reported basis and 15.5% at constant exchange rates.

Sales

2004/05 sales growth
	US %	UK %	Group %

Like for like	5.9	3.0	5.0
New store space	4.4	(0.3)	2.7
Exchange translation	(10.7)	–	(7.2)

Total sales growth	(0.4)	2.7	0.5

US
Like for like sales for the US division increased by 5.9% and total US dollar sales by 10.3%. The US division had a very strong start to 2004/05 with an excellent performance during the Valentine’s Day period. Although the retail environment became less predictable as the year progressed the business had a strong fourth quarter with like for like sales up by 4.7%. The contribution from new store space and the impact of exchange rate movements is shown in the table above.

UK
In the UK the rate of growth in retail sales slowed as the year progressed. This was reflected by the performance of the UK division with like for like sales growth slowing from 6.7% in the first quarter to 1.4% in the fourth quarter. For the year as a whole like for like sales increased by 3.0% and total sales by 2.7%.

Operating profit

Operating margin movement
	US %		UK %	Group %

2003/04 margin	12.6	(1)	15.3	13.1 (1)
Gross margin	–		0.6	0.2
Expenses	1.2		(0.4)	0.7
New store space	(0.4)		–	(0.3)
Restructuring charge	–		(0.3)	(0.1)

2004/05 margin	13.4		15.2	13.6

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’.

US
The operating margin in the US division increased to 13.4% (2003/04: 12.6% restated), with the leverage from like for like sales growth more than offsetting the impact of immature store space (see table above). The ratio of net bad debt to sales was little changed at 2.9%. Operating profit was £147.3 million (2003/04: £139.3 million restated), up by 5.7% on a reported basis and 17.1% at constant exchange rates.

UK
The division’s gross margin benefited from lower sterling commodity costs. The operating margin at 15.2% was little changed after absorbing a restructuring expense of £1.7 million and higher advertising, depreciation and training costs. These increases reflect the execution of the UK growth strategy and may be repeated in future years. Operating profit grew by 2.1% to £78.2 million (2003/04: £76.6 million).

Group costs
Group central costs amounted to £6.6 million (2003/04: £5.7 million), the increase primarily reflecting costs associated with new corporate governance practices and a net property provision of £0.4 million (2003/04: £nil). In 2005/06 a further increase in Group costs is anticipated.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	25

Back to Contents

Financial review (continued)

Prior year adjustment
The accounting policy in respect of extended service agreements in the US was changed following an amendment to FRS 5 ‘Reporting the Substance of Transactions’ in the form of ‘Application Note G – Revenue Recognition’. The Group now spreads the revenue arising, net of incremental costs arising, from the initial sale, in proportion to anticipated claims arising. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of this change the Group has restated prior years. Therefore the previously reported 2003/04 results now reflect a decrease in sales of £12.3 million and a reduction in profit before tax of £12.1 million. The difference of £0.2 million represents the movement in the incremental cost provision applied under the previous accounting policy. Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 is £199.8 million. The effect on brought forward reserves at 31 January 2004 is a reduction of £52.7 million net of deferred tax, with shareholders’ funds at 31 January 2004 therefore restated to £674.9 million. The adjustment does not affect cash flows from operations.

Return on capital employed
The Group’s ROCE was 26.5% (2003/04: 25.9% restated). In the US the ROCE was 22.4% (2003/04: 21.3% restated) reflecting the impact of an increased proportion of immature space largely from new Jared stores partially offsetting the improved operating profit. In the UK there was a slight decrease to 44.7% (2003/04: 47.1%) reflecting the roll-out of the revised store format and increased investment in diamond jewellery inventory. US capital employed included in-house credit card debtors of £319.0 million at 29 January 2005 (2003/04: £292.6 million at 31 January 2004).

Depreciation and capital expenditure
Depreciation charges were £41.3 million (2003/04: £39.3 million): £23.9 million (2003/04: £23.6 million) in the US and £17.4 million (2003/04: £15.7 million) in the UK. Capital expenditure in the US was £41.7 million (2003/04: £33.1 million) and in the UK was £28.8 million (2003/04: £17.8 million). The additional capital expenditure in the US is primarily due to the increase in the rate of new store space growth. The increase in the depreciation charge and capital expenditure in the UK reflected the roll-out of the revised store format.

Dividends
In November 2004 an interim dividend of 0.375p per share was paid (2003/04: 0.341p). The Board is recommending to shareholders a final dividend of 2.625p (2003/04: 2.160p) per share for 2004/05, which, subject to shareholder approval, is to be paid on 8 July 2005 to those shareholders on the register of members at close of business on 10 June 2005. Future distribution policy will continue to take account of earnings, cash flow, gearing and the needs of the business.

Liquidity and capital resources
It is the objective of the Group to be broadly cash flow neutral annually, subject to timing differences and dividend payments, after implementing its 7% – 9% new store space growth strategy in the US together with the continuing programme of store refurbishments and relocations on both sides of the Atlantic. Factors which could affect this objective would be if a business was acquired or the Group’s distribution policy to shareholders changed.

The cash flow performance of the Group depends on a number of factors such as the:

•	operating performance of the business,
•	rate of space expansion, which influences both fixed and working capital investment,
•	level of store refurbishment and relocations,
•	level of inventory investment, and
•	proportion of sales made on the in-house credit card and the average monthly collection rate of the credit balances.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the additional investment required to fund sales in the US utilising the in-house credit card.

In years when the rate of new store space expansion in the US is towards the lower end of the planned 7% – 9% range, or the level of store refurbishment and relocation is below normal, the Group will have reduced levels of investment in fixed and working capital. In 2004/05 a faster rate of new store space growth in the US and an increased level of refurbishment in the UK, together with increased dividend payments and the purchase of shares to satisfy the exercise of share options, meant that cash flow was broadly neutral.

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

26	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The Board considers that the capital resources currently available are sufficient for both its present and near term requirements. The primary borrowing facilities are a $251 million securitisation against the US customer receivables which amortises between December 2005 and October 2006 and a $390 million unsecured multi-currency revolving credit facility which expires in September 2009. Further details of these and other facilities are given below.

In 2004/05 cash generated from operating activities amounted to £172.6 million (2003/04: £203.8 million), reflecting the funding of working capital investment. It is anticipated that in 2005/06 there will be a further increase in working capital due to planned store openings. Net financing costs of £9.8 million (2003/04: £11.0 million) and tax of £56.5 million (2003/04: £69.0 million) were paid. Cash flow before investing activities was £106.3 million (2003/04: £123.8 million).

Group capital expenditure was £70.5 million (2003/04: £50.9 million, £47.7 million at constant exchange rates). The level of capital expenditure was some 1.7 times the depreciation charge. Capital expenditure in 2005/06 is expected to be between £80 million and £90 million, most of which will be store related. Equity dividends of £43.8 million (2003/04: £36.7 million) were paid.

Net debt
Net debt at 29 January 2005 was £83.5 million (31 January 2004: £79.9 million, £73.9 million at constant exchange rates). Group gearing (net debt to shareholders’ funds) at the year end was 11.3% (31 January 2004: 11.8% restated). Under UK GAAP, bank loans and overdrafts at 29 January 2005 include a $251.0 million borrowing secured against the Group’s US customer receivables (31 January 2004: $251.0 million). Excluding this $251.0 million facility net cash was £49.3 million (31 January 2004: net cash £58.0 million).

The Company funds part of its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio, held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The aggregate outstanding principal amount of the certificates totalled $251.0 million at 29 January 2005 and 6 April 2005. The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ends in December 2005, with a final expected principal payment date in November 2006.

In April 2004 the Group terminated its $70 million Conduit securitisation facility as it was no longer required.

On 28 September 2004 Signet entered into a $390 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”). This replaced the $410 million facility that was due to expire in August 2006. The terms of the new facility are broadly similar to those of the facility being replaced, but with a reduction in loan margin pricing. Under the Facility Agreement, a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits on, inter alia, the following terms:

•	the Facility Agreement bears a maximum margin of 0.55% above LIBOR, though the margin may be lower dependent upon the performance of the Group. Since the commencement of the facility the margin has been 0.40% above LIBOR; and
•	the Facility Agreement is guaranteed by the Group’s principal holding and operating subsidiaries.

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria (see note 16 on page 84). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 29 January 2005 and 6 April 2005 the amount outstanding under the Facility Agreement was $nil.

In July 1998 the Group entered into a $60 million unsecured seven year senior note issue (“Loan Note”), bearing a 7.25% fixed coupon. The Loan Note is also guaranteed by the Group’s principal holding and operating subsidiaries. The continued availability of the Loan Note is conditional upon the Group achieving certain financial performance criteria (see note 16 on page 84). The Loan Note also has certain provisions which are customary to this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 29 January 2005 and 6 April 2005 the amount outstanding under the Loan Note was $15 million (31 January 2004: $30 million). It is anticipated that the outstanding balance of the Loan Note will be repaid in July 2005.

The principal financial covenants on each of these facilities are set out in note 16 on page 84.

It is the policy of the Group to enter into interest rate protection agreements in respect of at least 75% of its forecast US dollar borrowings. At 29 January 2005 the interest rate of forecast US dollar borrowings for 2005/06 was capped effectively at 5.5%.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	27

Back to Contents

Financial review (continued)

Pensions
An actuarial valuation of the UK defined benefit pension scheme the (“Group Scheme”) was carried out at 5 April 2003. The market value of the Group Scheme’s assets at that date was £82.2 million, a deficit of £6.7 million on the Group Scheme’s accrued liabilities. As a result of the valuation the Group has recommenced contributions to the Group Scheme which in 2004/05 amounted to £3.7 million (2003/04: £1.2 million). It is anticipated that the Group’s contribution in 2005/06 will be some £3.8 million. The Group adopted FRS 17 – ‘Retirement Benefits’ in 2003/04 and the FRS 17 valuation at 29 January 2005 showed a deficit in the Group Scheme of £1.9 million (gross of deferred tax).

Contingent property liabilities
Approximately 145 UK property leases had been assigned by the Group up to 29 January 2005 (and remained unexpired and occupied by assignees at that date) and approximately 35 additional properties were sub-let at that date. Should the assignees or sub-tenants fail to fulfil any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

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

As at 29 January 2005
	Less than	Between one	Between three	More than
	one year	and three years	and five years	five years	Total
	£m	£m	£m	£m	£m

Long term debt obligations	7.9	132.8	–	–	140.7
Operating lease obligations	127.9	239.0	213.9	565.0	1,145.8
Purchase obligations	9.8	–	–	–	9.8
Fixed interest and commitment fee payments	7.8	6.1	0.2	–	14.1
Creditors falling due after one year	–	–	–	12.3	12.3

Total	153.4	377.9	214.1	577.3	1,322.7

(1)	As at 29 January 2005 the Group has no outstanding floating rate indebtedness.
(2)	The Group expects to make pension contributions of some £3.8m to the Group Scheme in 2005/06. This has been excluded from the table as have obligations for subsequent years, as the level of future pensionable salaries and the future funding rate are yet to be determined.

28	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Impact of constant exchange rates
The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout these accounts. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period, earnings per share and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

				Growth		2003/04 at		Growth at
				at actual	Impact of	constant		constant
		2003/04		exchange	exchange rate	exchange rates		exchange rates
	2004/05	as restated	(1)	rates	movement	(non-GAAP)		(non-GAAP)
	£m	£m		%	£m	£m		%

Sales by origin and destination:
UK	514.4	501.0		2.7	–	501.0		2.7
US	1,100.0	1,103.9		(0.4)	(106.8)	997.1		10.3

	1,614.4	1,604.9		0.6	(106.8)	1,498.1		7.8

Operating profit:
UK – Trading	78.2	76.6		2.1	–	76.6		2.1
– Group central costs	(6.6)	(5.7)		n/a	–	(5.7)		n/a

	71.6	70.9		1.0	–	70.9		1.0
US	147.3	139.3		5.7	(13.5)	125.8		17.1

	218.9	210.2		4.1	(13.5)	196.7		11.3

Profit before tax	210.3	199.8		5.3	(12.2)	187.6		12.1

Profit for the financial period	141.2	129.6		9.0	(7.8)	121.8		16.0

Earnings per share	8.2p	7.5p		9.3	(0.4p )	7.1	p	15.5

						Impact of		At constant
				29 January	31 January	exchange rate		exchange rates
				2005	2004	movement		(non-GAAP)
				£m	£m	£m		£m

Net debt				(83.5)	(79.9)	6.0		(73.9)

(1) Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

Signet Group plc Annual Report & Accounts year ended 29 January 2005	29

Back to Contents

Financial review (continued)

Prior year review of the 52 weeks ended 31 January 2004
The results for 2003/04 and 2002/03 have been restated for the amendment to FRS 5 in the form of ‘Application Note G – Revenue Recognition‘ (see note 17). Total Group sales rose to £1,604.9 million (2002/03: £1,593.6 million), up 0.7% on a reported basis and 7.5% at constant exchange rates. Group like for like sales were up 4.9% and new space contributed 2.6%.

Group operating margin increased to 13.1% (2002/03: 12.5%), with leverage from like for like sales growth more than offsetting the impact of immature space growth with gross margin little changed. The growth in total sales and the increased operating margin resulted in Group operating profit advancing to £210.2 million (2002/03: £199.9 million), up 5.2% on a reported basis and 12.2% at constant exchange rates.

Net interest payable decreased to £10.4 million (2002/03: £14.0 million). £1.5 million of the reduction was due to exchange translation, the balance attributable to lower levels of net debt which more than offset the decrease in net interest credit on the UK defined benefit pension scheme.

Group profit before tax increased to £199.8 million (2002/03: £185.9 million), up 7.5% on a reported basis and 14.3% at constant exchange rates. After a tax charge of 35.1% (2002/03: 35.3%) profit for the financial period rose to £129.6 million (2002/03: £120.2 million). Earnings per share was 7.5p (2002/03: 7.0p), up 7.1% on a reported basis and 13.6% at constant exchange rates.

2003/04 sales growth
	US %	UK %	Group %

Like for like	4.6	5.5	4.9
New space	3.6	0.3	2.6
Exchange translation	(9.6)	–	(6.8)

Total sales growth	(1.4)	5.8	0.7

Sales

US
Like for like sales for the US division increased by 4.6% and total US dollar sales by 8.2%. Trading in the first half was adversely affected by the geo-political situation, however the second half saw a marked improvement in the retail environment culminating in a particularly strong fourth quarter when like for like sales rose by 7.2%. The contribution from new space and the impact of exchange rate movements is shown in the table above.

UK
As in the US, trading in the first half of the year in the UK was also affected by geo-political factors, but the second half saw improved trading with a strong Christmas season when like for like sales rose by 6.7%. For the year as a whole like for like sales increased by 5.5% and total sales by 5.8%.

Operating profit

US
The operating margin in the US division was unchanged at 12.6% (2002/03: 12.6%), with the leverage from like for like sales growth offsetting the impact of slightly lower gross margins and immature store space. The ratio of net bad debt to sales decreased to 2.8% (2002/03: 3.0%). Operating profit was £139.3 million (2002/03: £141.2 million), down 1.3% on a reported basis but up 8.3% at constant exchange rates reflecting the movement in sales.

UK
An increase in gross margin and leverage from improved store productivity meant that the UK operating margin increased to 15.3% (2002/03: 13.7%). Operating profit grew by 18.4% to £76.6 million (2002/03: £64.7 million).

Operating margin movement
	US %	UK %		Group %

2002/03 margin	12.6	13.7	(1)	12.5 (1)
Gross margin	(0.7)	1.0		(0.1)
Expenses	1.0	0.6		0.9
New space	(0.3)	–		(0.2)

2003/04 margin	12.6	15.3		13.1

(1) Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Group costs
Group costs amounted to £5.7 million (2002/03: £6.0 million which included a property provision of £0.5 million).

Prior year adjustment
The Group adopted FRS 17 – ‘Retirement Benefits’ in 2003/04. Under the market-based approach of FRS 17 there was a £6.7 million Group Scheme deficit at 1 February 2003 in comparison to a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, was accounted for by way of a prior year adjustment charged directly to reserves to reflect this change, representing 2.7% of shareholders’ funds at 1 February 2003.

Return on capital employed
The Group’s ROCE increased to 25.9% (2002/03: 25.0%). In the US the ROCE was 21.3% (2002/03: 21.9%) reflecting the impact of an increased proportion of immature space largely from new Jared stores. In the UK there was an increase to 47.1% (2002/03: 41.2%) due to improved store productivity. US capital employed included in-house credit card debtors of £292.6 million at 31 January 2004 (2002/03: £299.2 million at 1 February 2003).

30	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Depreciation and capital expenditure
Depreciation charges were £39.3 million (2002/03: £36.6 million): £23.6 million (2002/03: £24.1 million) in the US and £15.7 million (2002/03: £12.5 million) in the UK. Capital expenditure in the US was £33.1 million (2002/03: £33.1 million) and in the UK was £17.8 million (2002/03: £16.4 million).

Dividends
In November 2003 an interim dividend of 0.341p per share was paid (2002/03: 0.310p). Additionally, a final dividend of 2.160p (2002/03: 1.800p) per share for 2003/04 was paid on 2 July 2004 to those shareholders on the register of members at close of business on 4 June 2004.

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

					Growth		2002/03 at		Growth at
					at actual	Impact of	constant		constant
	2003/04		2002/03		exchange	exchange rate	exchange rates		exchange rates
	as restated	(1)	as restated	(1)	rates	movement	(non-GAAP	)	(non-GAAP	)
	£m		£m		%	£m	£m		%

Sales by origin and destination:
UK	501.0		473.6		5.8	–	473.6		5.8
US	1,103.9		1,120.0		(1.4)	(100.0)	1,020.0		8.2

	1,604.9		1,593.6		0.7	(100.0)	1,493.6		7.5

Operating profit:
UK – Trading	76.6		64.7		18.4	–	64.7		18.4
– Group central costs	(5.7)		(6.0)		n/a	–	(6.0)		n/a

	70.9		58.7		20.8	–	58.7		20.8
US	139.3		141.2		(1.3)	(12.6)	128.6		8.3

	210.2		199.9		5.2	(12.6)	187.3		12.2

Profit before tax	199.8		185.9		7.5	(11.1)	174.8		14.3

Earnings per share	7.5p		7.0p		7.1	(0.4p )	6.6p		13.6

					31 January		Impact of		At constant
						1 February	exchange rate		exchange rates
					2004	2003	movement		(non-GAAP)
					£m	£m	£m		£m

Net debt					(79.9)	(140.1)	17.5		(122.6)

(1) Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

Critical accounting policies
Critical accounting policies covering areas of greater complexity or those particularly subject to the exercise of judgement are listed below. There are no material off-balance sheet structures under UK GAAP. The principal accounting policies are set out in note 1 on pages 72 to 75.

Revenue recognition
Following the adoption in 2004/05 of the amendment to FRS 5, ’Reporting the substance of transactions’ in the form of ‘Application Note G – Revenue Recognition’, revenue from the sale of extended service agreements in the US is now deferred and recognised, net of incremental costs arising from the initial

Signet Group plc Annual Report & Accounts year ended 29 January 2005	31

Back to Contents

Financial review (continued)

sale in proportion to anticipated claims arising. This period is based on the historical claims experience of the US business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates. The treatment of US extended service agreements is now the same under UK and US GAAP.

Stock valuation
Stock is valued on a first-in, first-out basis and includes appropriate overheads. Overheads allocated to inventory cost are only those directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs.

Where necessary provision is made for obsolete, slow-moving and damaged stock. This provision represents the difference between the cost of the stock and its estimated market value, based upon stock turn rates, market conditions and trends in consumer demand. For further detail on the provisions for inventory and the amount of reserves recorded each year, refer to note 12 on page 83 in the notes to the accounts.

In the US stock losses are recognised at the mid-year and fiscal year end based on complete physical inventories. In the UK stock losses are recorded as identified on a perpetual inventory system and an estimate is made of losses for the period from the last stock count date to the end of the financial year on a store by store basis. These estimates are based on the overall divisional stock loss experience since the last stock count.

Foreign currency translation
The results of overseas subsidiary undertakings are translated into pounds sterling at the weighted average rates of exchange, based on US sales, during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets and attributable goodwill of overseas subsidiary undertakings are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before taxation.

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

In the UK, there are circumstances where scheduled refurbishments are carried out close to the end of the lease term, such that the expected life of the newly installed leasehold improvements will exceed the lease term. Where the renewal of the lease is reasonably assured, such shopfronts, fixtures and fittings are depreciated over a period equal to the lesser of their economic useful life, or the remaining lease term plus the period of reasonably assured renewal. Reasonable assurance is gained through evaluation of the right to enter into a new lease, the peformance of the store and potential availability of alternative sites.

Where appropriate, provision is made on assets that have a lower economic value than net book value. Additionally, potentially impaired assets are identified by reviewing the cash contribution of individual stores where trading since the initial opening of the store has reached a mature stage. Where such stores deliver a low or a negative cash contribution, the related store assets are considered for impairment by reference to the higher of net realisable value and value in use. The Group’s policy is only to reverse through the profit and loss account impairment losses arising because of changes in economic conditions or a change in the expected use of the asset. To date these have been immaterial.

Lease costs and incentives
Operating lease costs are charged to the profit and loss account as incurred. Predetermined rent increases are recognised when they fall due, reflecting that these are generally intended to compensate for the expected cost of inflation. Amounts payable in respect of turnover leases are charged in the period to which the turnover relates. Premiums paid to acquire short leasehold properties are amortised over their lease period and incentives received relating to leased properties are amortised over the period to the next rent review.

In accordance with FRS 12, where the Group has onerous lease obligations, provision is made for the discounted cash outflow that is expected to arise under the lease. Account is taken of any sublet income received or reasonably expected, incentives to be received or paid and the time to lease expiry or reversal of the net cash outflow, whichever is the later.

The Group policy is to recognise a provision for onerous leases when the leased property ceases to be used by the Group.

Receivables
Full provision is made for debts that are 90 days past their due date on a recency basis. A provision is also made based on the historic performance of the receivables portfolio. The bad debt experience of the US division has been relatively stable over the past five years at between 2.8% and 3.4% of sales.

32	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

UK retirement benefits
The surplus or deficit on the Group Scheme that is charged to shareholders’ funds through the Statement of Recognised Gains and Losses is subject to a number of assumptions and uncertainties. A qualified actuary is engaged to calculate the expected liabilities of the Group Scheme based on assumptions regarding salary and pension increases, inflation rates, discount rates and the long term rate of return expected on the Group Scheme’s assets. Details of these assumptions are given in note 20 on page 88. The value of the assets of the Group Scheme is measured as at the balance sheet date, this being particularly dependent on the value of equity investments held by the Group Scheme at that date. However the impact on the Group balance sheet is significantly mitigated as the members of the Group Scheme are only in the UK and account for less than 12% of UK employees. The Group Scheme closed to new members in 2004/05.

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

International Financial Reporting Standards
Signet currently prepares its primary financial statements under UK GAAP. For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with International Accounting Standards (“IAS”) and IFRS as adopted by the European Union. Therefore Signet will in future prepare its results under IFRS, commencing with the 13 weeks to 30 April 2005. That announcement will contain comparative information for the year ended 29 January 2005 prepared under IFRS, which may continue to be revised and be subject to new interpretations. Based on current expectations of the standards that the Group will need to adopt, an overview of the principal changes from UK GAAP to IFRS to the accounts for the year ended 29 January 2005 is set out below.

Overview of impact in 2004/05
	UK GAAP	IFRS
	£m	£m

Sales	1,614.4	1,606.1
Operating profit	218.9	212.5
Profit on ordinary activities before tax	210.3	203.9
Profit for the financial period	141.2	134.8
Earnings per share	8.2p	7.8p
Net assets	739.1	769.2

The most significant elements contributing to the change in financial information are:

•	the inclusion of a charge for share-based payments,
•	the cessation of goodwill amortisation,
•	the timing of dividend recognition,
•	the disclosures relating to taxation,
•	the treatment of leases, and
•	revenue recognition.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments.

Transitional arrangements
The rules for the first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards”. In general a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies in their transition to reporting under IFRS. Where Signet has taken advantage of the exemptions they are noted below.

Changes in accounting policies
IFRS 2 Share-based payments
In accordance with IFRS 2, Signet has recognised a charge to income in respect of the fair value of outstanding employee share options. The fair value has been calculated using the binomial options valuation model and is charged to income over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used. The operating profit impact in 2004/05 is a charge of £3.9 million.

IFRS 3 Business combinations
IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements Signet will apply IFRS 3 prospectively from the transition date. As a result, all prior business combination accounting is frozen at the transition date of 31 January 2004, and the value of goodwill is frozen, subject to exchange rate movements, at £16.8 million with amortisation previously reported under UK GAAP for 2004/05 of £1.0 million not charged for the IFRS presentation.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	33

Back to Contents

Financial review (continued)

IAS 10 Proposed dividend
Under IAS 10 a dividend is not provided for until it is approved. As a result net assets are increased by the amount of the final proposed dividend of £45.5 million.

IAS 12 Income tax
The application of IAS 12 results in the separate disclosure of deferred tax assets and liabilities on the Group’s balance sheet. Opening balance sheet adjustments will be made to reclassify these assets and liabilities.

IAS 17 leasing
IAS 17 requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the profit and loss account on a straight line basis over the lease term, including any construction period or other rental holiday. Such lease clauses are commonly found in the US and will result in an acceleration of lease charges for accounting purposes from the later to the earlier years of the lease term. In addition, Standard Interpretations Committee (“SIC”) 15 requires inducements to enter into a lease to be recognised over the lease term rather than over the period to the next rent review as under UK GAAP.

These result in an additional charge to the profit and loss account of £3.5 million and a decrease in net assets of £17.9 million before deferred tax. There is no impact on cash flows.

Reconciliation of UK GAAP sales and profit before tax to IFRS sales and profit before tax for the 52 weeks ended 29 January 2005
		Profit
		before
	Sales	tax
	£m	£m

As reported in accordance with UK GAAP	1,614.4	210.3

Principal accounting adjustments:
Share-based payments	–	(3.9)
Goodwill amortisation	–	1.0
Leases	–	(3.5)

Principal presentational adjustments:
US insurance income	10.4	–
Voucher promotions	(12.0)	–
UK warranty sales	(6.7)	–

Proposed reporting in accordance with IFRS	1,606.1	203.9

IAS 18 Revenue recognition
IAS 18 requires that revenue is only recognised when all significant risks of ownership have been transferred to the buyer. There is no impact on profit before tax for 2004/05 although net assets are reduced by £6.0 million before deferred tax.

There are a number of other presentational changes that do not have an impact on the profit or net assets of the Group. Insurance income and voucher promotions in the US and only the commission element of warranty sales in the UK, will be recognised in sales. Interest receivable from the US in-house credit programme will be classified as other operating income.

IAS 32 and IAS 39 Financial instruments
The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, the comparative information in the 2005/06 accounts will be presented on the existing UK GAAP basis. IAS 32 and IAS 39 will apply from the start of the financial year ending 28 January 2006. The Group intends to apply the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

Reconciliation of UK GAAP net assets to IFRS net assets at 29 January 2005

Net
assets
£m

As reported in accordance with UK GAAP	739.1

Principal adjustments:
Share-based payments	–
Goodwill amortisation	1.0
Leases	(17.9)
Revenue recognition	(6.0)
Deferred taxation	7.5
Dividend recognition	45.5

Proposed reporting in accordance with IFRS	769.2

34	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Risk and other factors

Forward-looking statements
All statements, other than statements of historical fact included in this document, are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. The use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•	adverse trends in the general economy which may impact negatively on discretionary consumer spending, including unemployment levels, the level of consumers’ disposable income, consumer confidence, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation;
•	the Group’s ability to anticipate consumer preferences and the merchandising, pricing and inventory policies it follows;
•	the reputation of the Group and its trading names, together with the success of the Group’s marketing and promotional programmes;
•	the ability to recruit, train and retain staff;
•	the extent and results of the Group’s net store expansion and refurbishment strategy together with the availability of suitable real estate;
•	the level of competition in the selling of jewellery and the development of new distribution channels in competition with the Group;
•	the level of dependence on particular suppliers of merchandise;
•	fluctuations in the supply, price and availability of diamonds, gold and other precious and semi-precious metals and stones as well as the consumer attitude to those and other products;
•	the seasonality of the Group’s business, the risk of disruption during the Christmas trading period, and the availability of inventory during the three months leading up to the Christmas season;
•	social, ethical and environmental risks;
•	the suitability and reliability of the Group’s systems and procedures, including its information technology, warehousing and distribution systems;
•	regulatory requirements;
•	acquisitions;
•	pensions actuarial assumptions and investment returns;
•	the cost and availability of borrowings and equity capital; and
•	financial market risks, including fluctuations in exchange rates between the pound sterling and the US dollar which may affect reported revenues, costs, the value of the Group’s consolidated borrowings, and the cost of capital.

Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Impact of general economic conditions
Jewellery purchases are discretionary and may be particularly affected by adverse trends in the general economy.

The success of the Group’s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These include economic conditions and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates. There can be no assurance that consumer spending on jewellery will not be adversely affected by changes in general economic conditions. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors. While the level of consumer expenditure may vary, the occasions when jewellery is purchased – engagements, weddings and events such as Christmas, wedding anniversaries, birthdays, Valentine’s Day and Mothers’ Day – occur on a regular basis.

As a substantial proportion of the Group’s US sales are made on credit, any significant deterioration in general economic conditions or consumer debt levels may inhibit consumers’ use of credit and cause a material adverse effect on the Group’s revenues and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable and hence the net bad debt charge. Currently there are all-time high levels of consumer debt in the US, however, the level of net bad debt charge as a percentage of credit sales in the Group’s US division in 2004/05 was towards the bottom end of the range.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	35

Back to Contents

Risk and other factors (continued)

Merchandise selection, pricing, inventory and purchasing
The Group depends on consumer fashions, preferences for jewellery in general and the demand for particular products. Design trends in jewellery normally only change over relatively long periods and there is little seasonality in the merchandise mix. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin (see pages 13 and 20 for more details of the Group’s merchandising and purchasing procedures).

The Group’s operating experience suggests that while the price of jewellery is a consideration for consumers, it is not among the top three factors in determining where they buy jewellery. The Group believes these factors to be the level of service provided to the customer, the quality, together with the selection, of merchandise offered and the reputation of the retailer. Therefore while discounting price may increase sales, it may not increase profit.

Reputation and marketing
Primary factors in determining customer buying decisions in the jewellery sector include customer confidence in the retailer and the merchandise sold, together with the level and quality of customer service. The Group carries out quality control and staff training procedures and provides customer service facilities to help protect its reputation (see page 116 for details of the processes by which the Group obtains an understanding of customer attitudes).

The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers. Therefore these programmes are carefully tested and their success monitored by methods such as market research (see pages 14 and 21 for more details).

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

Staff
In speciality jewellery retailing, the level and quality of customer service is largely determined by the effectiveness of recruitment, training and retention of suitably qualified sales staff and this will help determine sales and profitability. The support provided to the Group’s store employees by staff at the divisional head offices and in the corporate functions will also influence the performance of the Group. Consequently the Group has in place comprehensive recruitment, training and incentive programmes, and employee attitude surveys (see pages 9 and 18 for more details).

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

In particular, the success of the Jared off-mall destination store concept, which accounts for the majority of the Group’s net increase in new store space, will influence the future performance of the Group. This concept has been tested and developed over a number of years and its performance against the investment model is regularly reviewed. The rate of new store development is dependent on a number of factors including obtaining suitable real estate, the capital resources of the Group and the availability of appropriate staff and management.

The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the location of the mall or shopping centre, the availability of attractive locations within a mall or High Street, the terms of leases, the Group’s relationship with major landlords and the design and maintenance of the stores. In addition, the Group’s operations, particularly in the US, are dependent upon the continued popularity of malls as a shopping destination and the ability of malls, their tenants and other mall features to attract customers.

Competition
Competitive factors in the jewellery sector are discussed in the US and UK operating reviews (see pages 7 to 22).

If the Group falls behind competitors with respect to one or more of these factors, the Group’s operating results or financial condition could be adversely affected. In the US the Group has an estimated 7.2% market share of the speciality jewellery sector

36	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

and has only one major national competitor. While another major national brand could develop, the sector is highly fragmented. In the UK the Group has an estimated 17% share of the total jewellery sector and has only limited scope to increase sales by opening new stores.

The channels through which consumers buy jewellery continually evolve and a major non-speciality retailer could enter the wider jewellery market. In the US, for example, sales by discount retailers have increased, while those of the department stores have been in relative decline and catalogue retailers have withdrawn from the market. In the UK a number of fashion and general retailers have introduced jewellery into their ranges whilst others have reduced their selection. In both the US and the UK, internet retailers sell jewellery and watches. The Group monitors the competitive environment and the development of possible new channels of distribution such as the internet. As part of this process there are marketing web sites for each of the Group’s major brands, and regular exercises to “shop the competition” take place.

Supply chain
During 2004/05 the Group had one supplier that accounted for 8% of its merchandise. No other supplier accounted for more than 4% of its merchandise. Although the Group believes that alternative sources of supply are available, the abrupt loss of any significant supplier during the three month period (August to October) leading up to the Christmas season could result in a material adverse effect on the Group’s business. The Group is therefore in regular dialogue with suppliers and uses its merchandising systems to test and predict its future inventory needs.

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

Consumer confidence in diamonds, gold and other metals and gemstones also influences the level of Group sales. Confidence could be affected by a variety of issues including the availability and consumer awareness of substitute products such as cubic zirconia, moisanite and of laboratory created diamonds; labour conditions in the supply chain; and concern over the source of raw materials. The Group, therefore, has a Supplier Code of Conduct which sets out the Group’s expectations of its suppliers. An example of an issue that could affect confidence in this way is that of conflict diamonds, which is the term used for diamonds sold by rebel movements to raise funds for military campaigns. There have been a number of United Nations resolutions regarding conflict diamonds and an international agreement, known as the Kimberley Process, was signed in November 2002. This was designed to exclude conflict diamonds from the legitimate diamond trade. During 2003 legislation was passed, in the European Union and the US, implementing the Kimberley Process. The impact of the Kimberley Process and its associated legislation has not resulted in any disruption to the supply of rough diamonds to date and has helped to improve the integrity of the supply chain.

The Group reviews its procedures and documentation for compliance with the Kimberley Process and makes appropriate amendments. In addition, staff are briefed and suppliers reminded about the procedures. During the year the Group’s internal audit function and mystery shopper programmes check for compliance. See page 116 for further information on the Supplier Code of Conduct, the Kimberley Process and the Group’s policy on conflict diamonds.

Seasonality
The Group’s business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in its sales and profit. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by

Signet Group plc Annual Report & Accounts year ended 29 January 2005	37

Back to Contents

Risk and other factors (continued)

changes in its operations and strategies in other quarters, or to recover from any extensive disruption, for example due to inclement weather conditions. A significant shortfall in results for the fourth quarter of any financial year would thus be expected to have a material adverse effect on the Group’s annual results of operations. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors. Disruption at more minor peaks in sales at Valentine’s Day and Mothers’ Day would impact the results of the Group to a lesser extent.

Social, ethical and environmental risks
Social, ethical and environmental (“SEE”) matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. Signet, therefore, is committed to managing the SEE risks and responsibilities facing the Group. This commitment stems from the understanding that Signet’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: shareholders, customers, employees and suppliers.

In recent years stakeholder expectations of public companies have increased. Managing and responding as a business to these changing expectations, including with regard to SEE issues, is part of the normal responsibilities of corporate management.

The Group regularly carries out SEE risk reviews and benchmarking exercises with the assistance of an external adviser. Such reviews include an assessment of Group policies, procedures and controls in respect of SEE matters. Reports are regularly made to the Group’s Risk Committee and to the Board. The greatest SEE risks are judged to relate to the integrity of the merchandise and to the SEE standards in the Group’s supply chain.

On 21 October 2001 the Association of British Insurers published guidelines on Socially Responsible Investment. In line with that guidance the Board confirms that it has identified and assessed the Group’s SEE risks and that these are being managed.

SEE matters are dealt with in more detail on pages 115 to 119 and in the corporate social responsibility section on www.signetgroupplc.com.

Systems
The Group is dependent on the suitability and reliability of its systems and procedures, including its information technology, warehousing and distribution systems. The Group has emergency procedures which are regularly tested. The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on a function critical to the Group.

Regulatory requirements
Regulations govern various areas of business activity and changes in regulations can therefore influence the Group’s performance. For example in the US approximately 50% of sales utilise the Group’s in-house credit programmes therefore any change in the regulations or application of regulations relating to the provision of credit and associated services could affect the Group’s results.

The presentation of the Group’s accounts can also be affected by changes to generally accepted accounting policies, such as the adoption of International Accounting Standards for 2005/06 (see pages 33 to 34 for details). Such changes may influence the valuation of the Group’s shares.

Acquisitions
The Group may in the future make acquisitions and any difficulty integrating an acquisition may result in expected returns and other projected benefits from the acquisition not being realised. A significant acquisition could also disrupt the operation of the Group’s current activities. The Group’s growth strategy does not depend on acquisitions and an acquisition would be intended to accelerate the implementation of that strategy.

Pensions
In the UK the Group operates a defined benefit pension scheme. This Group Scheme was closed to new employees in 2004/05. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity rates and staff retention rates. Funding requirements and the profit and loss items relating to this Group Scheme are also influenced by financial market factors. At 29 January 2005 there was a net pension liability of £1.3 million compared with a net asset of £1.2 million at the prior year end (see pages 87 to 89 for more details). In the UK the Group introduced a defined contribution plan which replaced the Group Scheme for new employees. The US also operate a defined contribution plan.

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

38	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Financial market risks
The Group publishes its consolidated annual accounts in pounds sterling. The Group held approximately 65% of its total assets in US dollars at 29 January 2005 and generated approximately 68% of its sales and 68% of its operating profit in US dollars for the financial year then ended. Thus, although the Group’s US operations make substantially all of their sales and incur substantially all of their expenses in US dollars, in translating the results of its US operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, depreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit (as was the case in 2002/03, 2003/04 and 2004/05), and appreciation in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit (as was the case in 2000/01 and 2001/02). The Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s two divisions.

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

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the Group has an exposure to exchange rates on the cost of goods sold which will have an opposite effect to its exposure on US operating profit. The Group does use hedging operations in respect of purchases of US dollars by its UK division, within the treasury guidelines approved by the Group’s Board.

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

The table overleaf sets out, for the calendar years indicated, the average, high, low and period end exchange rates for the pound sterling expressed in US dollars per £1.

The Group’s policy is to manage financial risk resulting from exposure to currency and interest rate fluctuations. Translation exposure relating to non-pound sterling denominated assets in the US is partially hedged by borrowing in US dollars. Interest rate exposure is managed through the use of swaps, caps and floors.

A committee of the Board is responsible for the implementation of treasury policies and guidelines which are considered to be appropriate by the Board for the management of financial risk. The Group’s funding, liquidity and exposure to interest rate and exchange rate risks are managed by the Group’s treasury department. The Group uses derivative instruments for risk management purposes only, and these are transacted by specialist treasury personnel.

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table overleaf.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets. These may cause fluctuations in interest and exchange rates to exceed the hypothetical amounts disclosed in the table overleaf.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	39

Back to Contents

Risk and other factors (continued)

Exchange rates between the pound sterling and the US dollar(1)

	Average	High	Low	At period end

Calendar year
2000	1.51	1.65	1.40	1.50
2001	1.44	1.50	1.38	1.45
2002	1.51	1.61	1.41	1.61
2003	1.62	1.79	1.55	1.77
2004	1.79	1.96	1.75	1.92
2005 (cumulative to 6 April)	1.90	1.93	1.85	1.88

Month
September 2004	1.80	1.82	1.77	1.81
October 2004	1.81	1.84	1.77	1.84
November 2004	1.85	1.90	1.84	1.91
December 2004	1.92	1.96	1.90	1.92
January 2005	1.89	1.89	1.85	1.88
February 2005	1.88	1.93	1.85	1.92
March 2005	1.90	1.93	1.85	1.89

(1)	Based on unweighted data points sourced from Reuters.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at 29 January 2005 is set out in the table below. The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements

Fair value changes arising from:

are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 29 January 2005 with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening of the pound sterling against the US dollar from the levels applicable at 29 January 2005 with all other variables remaining constant.

	Estimated fair		10% weakening	Estimated fair
	value at	1% decrease in	in £ against $	value at
	29 January	interest rates	favourable/	31 January
	2005	(unfavourable)	(unfavourable)	2004
	£m	£m	£m	£m

Borrowings	(180.3)	(2.4)	(20.1)	(207.9)
Foreign currency receivable	319.0	–	(35.4)	292.6
Foreign exchange contracts	(0.8)	–	1.3	(2.9)
Commodity hedging contracts	–	–	–	(2.1)

The analysis above should not be considered a projection of likely future events.

40	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Directors, officers and advisers

Directors
James McAdam CBE, 74, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive. Mr. McAdam is the non-executive Chairman of Bisley Office Equipment Company Limited, Chairman of the British Clothing Industry Association Limited and Chairman of the British Apparel & Textile Confederation; he devotes approximately 25% of his time to these latter roles. Mr. McAdam has indicated his intention to retire from the Board no later than at the conclusion of the annual general meeting in 2006.

Robert Anderson, 46, appointed in April 2005 (after completion of the period under review). He was appointed Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 60, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Bandag Inc. and is a non-executive director of Best Buy Co. Inc. although he has indicated his intention to retire from that board in June 2005.

Walker Boyd, 52, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division. Mr. Boyd was appointed a non-executive director of WH Smith PLC in March 2004 but resigned in January 2005 in order to meet good corporate governance requirements on the appointment of Robert Walker as Chairman of WH Smith PLC.

Terry Burman, 59, appointed Group Chief Executive in 2000. He is also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Dale Hilpert*, 62, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. (formerly the Venator Group, Inc.) which he joined as President and Chief Operating Officer in 1995.

*	Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code (“the Combined Code”) and are viewed as independent by the Board.

Brook Land*, 56, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the senior independent director of Signet in June 2002.

Robert Walker*, 60, appointed in November 2004. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble. He is non-executive Chairman of WH Smith PLC and Williams Lea Group Limited and a non-executive director of Wolseley Plc. He is also an adviser to Cinven.

Russell Walls*, 61, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003. Mr. Walls is the senior independent director of Stagecoach Group plc and a non-executive director of Aviva plc. He is a Fellow of the Association of Chartered Certified Accountants.

Committees
Remuneration Robert Blanchard (Chairman), Russell Walls, Brook Land (until 1 March 2005) and Robert Walker (from 1 March 2005).

Audit Russell Walls (Chairman), Dale Hilpert and Brook Land.

Nomination Brook Land (Chairman), Robert Blanchard and James McAdam.

Under the Company’s Articles of Association, directors appointed by the Board since the last annual general meeting, either to fill a vacancy or as an additional director, must retire at the next annual general meeting.

The Articles also specify that every director is required to retire at the annual general meeting in the third calendar year after he was last elected or re-elected, except for directors over the age of 70 who are required to retire at every annual general meeting. Similarly the Combined Code requires non-executive directors who have served longer than nine years; if they are to continue to serve, to do so subject to annual re-election. Such directors may, in these circumstances, seek re-election.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	41

Back to Contents

Directors, officers and advisers (continued)

Messrs. Anderson, Burman, Land, McAdam and Walker retire from the Board at the forthcoming annual general meeting. Following consideration by the Board of the recommendations of the Nomination Committee, they offer themselves for re-election.

Officers
Mark Jenkins, 47, Group Company Secretary, appointed March 2004. Previously he was a director and Company Secretary at COLT Telecom Group plc and Group Company Secretary at Peek plc. He is a barrister.

Liam O’Sullivan, 33, Group Treasurer, appointed 2003. Previously he was Group Treasury Manager at Rank Group Plc. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Timothy Jackson, 46, Investor Relations Director, appointed in 1998. He is a Fellow of the Association of Chartered Certified Accountants. In March 2004 he resigned as Company Secretary to focus on his duties as Investor Relations Director.

No director or officer has any family relationship with any other director or officer.

Advisers
Auditor
KPMG Audit Plc,
8 Salisbury Square, London EC4Y 8BB.

Financial adviser
Lazard Brothers & Co. Limited,
50 Stratton Street, London W1 J 8LL.

Stockbrokers
Deutsche Bank AG,
Winchester House,
1 Great Winchester Street, London EC2N 2DB.

JP Morgan Cazenove Ltd,
20 Moorgate, London EC2R 6DA

UK lawyer
Herbert Smith LLP,
Exchange House,
Primrose Street, London EC2A 2HS.

US lawyer
Weil, Gotshal & Manges,
One South Place, London EC2M 2WG.

Principal bankers
Barclays Bank PLC,
5 The North Colonnade, Canary Wharf, London E14 4BB.

HSBC Bank plc,
8 Canada Square, Canary Wharf, London E14 5HQ.

Royal Bank of Scotland plc,
135 Bishopsgate, London EC2M 3UR.

Wachovia Bank N.A.,
London Branch, 3 Bishopsgate, London EC2N 3AB.

Registrar
Capita Registrars,
The Registry,
34 Beckenham Road, Beckenham, Kent BR3 4TU.

42	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Report of the directors

Business review
The principal activity of the Group is the retailing of jewellery, watches and gifts with branches throughout the UK and the US. A review of the Group’s performance during the year, with comments on the financial results and likely future developments, is set out on pages 7 to 34 and forms part of this Report.

Going concern
On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to continue to adopt the going concern basis in preparing its annual accounts.

Results and dividends
The results of the Group for the year appear on page 66. The directors recommend the payment of a final dividend of 2.625p per share, to be paid on 8 July 2005 to shareholders on the register of members at close of business on 10 June 2005. An interim dividend of 0.375p per share was paid in November 2004 making a total of 3.000p for the year (2003/04: 2.501p). See note 8 on page 80 for waiver of dividends.

Directors
The directors who served during the period were James McAdam (Chairman), Robert Blanchard, Walker Boyd, Terry Burman, Dale Hilpert, Brook Land, Robert Walker and Russell Walls. Details of the current directors are shown on page 41.

Independence of non-executive directors
Mr. Land was first elected to the Board as a director in June 1996, and therefore under the terms of the Combined Code maintenance of his “independent” status needs to be re-affirmed from June of this year. The Board has considered Mr. Land’s position and has concluded that he continues to be independent for the following reasons.

Mr. Land has no relationship with the Company, nor with any of the directors, which could impact his ability to remain objective or independent of mind. He does not provide any service to the Company and has no connections or ties to the Company other than in his capacity as a member of the Board.

Having been a practising lawyer Mr. Land comes from a professional background used to taking an independent approach. He, where appropriate, challenges and questions proposals in a positive and constructive way. This is an essential requirement of a strong independent non-executive director and the Board continues to value Mr. Land’s contribution.

Mr. Land will offer himself for re-election to the Board at the forthcoming annual general meeting.

Directors’ remuneration, service contracts and share interests
Details of directors’ remuneration, service contracts and the interests in the share capital of the Company of the directors and their immediate families at 29 January 2005 are given in the Directors’ remuneration report on pages 51 to 63.

Allotment of equity securities
There were no equity securities allotted save in relation to the exercise of options as set out in note 27 on page 95.

Social, ethical and environmental matters
Matters relating to these issues, including employees, payment of creditors and charitable and political donations, are set out on pages 115 to 119.

Substantial shareholdings and control of the Company
Details of substantial shareholdings and control of the Company are as set out on pages 122 and 123.

Purchase of own shares
At 29 January 2005 there was outstanding an authority, granted by the shareholders at the annual general meeting in 2004, to purchase, in the market, up to 172,640,523 shares of 0.5p each in the Company at a minimum price of 0.5p per share and a maximum price of 105% of the average of the market values derived from the London Stock Exchange Daily Official List for the preceding five business days. During the financial year no purchases were made under this authority or proposed to be made and no purchases or options or contracts to make purchases have been made or entered into since the end of the financial year. The authority expires at the forthcoming annual general meeting and a resolution to renew it will be proposed at the meeting.

Pension funds
Information about the Group’s pension schemes is set out in note 20 on page 87. Information about pension arrangements for executive directors is set out in the Directors’ remuneration report on pages 51 to 63.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	43

Back to Contents

Report of the directors (continued)

Auditor
The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the Company will be submitted to the annual general meeting.

New York Stock Exchange (“NYSE”)
The Company’s shares were listed on the NYSE with effect from 16 November 2004 in the form of American Depositary Shares (“ADS”) having been until that date listed on the Nasdaq National Market (“Nasdaq”). Each ADS represents ten ordinary shares. Prior to 18 October 2004, the ratio of ordinary shares per ADS had been 30:1.

Annual general meeting
The annual general meeting is to be held at 11.00 am on 10 June 2005 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

By order of the Board
Mark Jenkins
Group Company Secretary

6 April 2005

44	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Corporate governance statement

The Board
The Board has as its prime objective the sustainable enhancement of business performance and shareholder value. It carries the responsibility for determining all major policies, for ensuring that effective strategies and management are in place, for assessing the performance of the Group and its senior management and for reviewing the system of internal controls, including those relating to social, ethical and environmental matters (see pages 115 to 119). The Board also seeks to present to shareholders, potential investors and other interested parties a balanced and coherent assessment of the Company’s strategy, financial position and prospects. The Board retains responsibility for a range of specific matters including approval of the annual report and other documents circulated to shareholders by the Company; quarterly and annual results announcements; other trading statements; distribution policy; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; risk management; budgets; long range plans; senior executive appointments; succession planning; corporate governance and the setting of social, ethical and environmental policies.

The Board monitors all developments in corporate governance, including the Combined Code and changes due to the Sarbanes-Oxley Act of 2002 in the US. The Board reviews its performance and procedures in the light of changing expectations regarding best practice and makes amendments, where it believes appropriate, to take account of them.

The formal schedule of matters reserved for the Board was updated in early 2004 and reviewed in 2005, and the division of responsibilities between the Chairman and the Group Chief Executive was set out in writing and agreed by the Board. In summary, the Chairman is responsible for:

•	the effective running of the Board, including the evaluation of its performance and that of the individual directors, the balance of the Board and the Board’s compliance with corporate governance;
•	the review, prior to their presentation to the Board by executive management, of strategy, medium term plans and annual budget;
•	reviewing, prior to their presentation to the Remuneration Committee, the recommendations of the Group Chief Executive regarding the remuneration of senior executives and for making a recommendation regarding that of the Group Chief Executive;
•	maintaining contact with major shareholders to understand directly their issues and concerns;
•	keeping the non-executive directors appropriately informed of developments within the business and shareholders’ attitude to the Group; and
•	the reputation of the Group, and representing it both internally and externally.
The Chairman is also a member of the Nomination Committee.

In summary, the Group Chief Executive is responsible for:

•	the executive leadership of the Group;
•	the development, and presentation to the Chairman and the Board, of strategy, medium term plans and budgets;
•	within this framework, for the performance of the business;
•	compliance with legal and corporate governance requirements, together with the social, ethical and environmental principles of the Group; and
•	making recommendations on the appointment and remuneration of senior executives and management development.

The Group Chief Executive is also Chief Executive of the US division.

The Board met eight times in 2004/05, including three extended sessions of more than one day. All directors attended all meetings of the Board with the sole exception of one meeting at which Mr. Walls was unable to attend.

The Board currently consists of nine directors: the Chairman, three executive directors (the Group Chief Executive, the Group Finance Director and the Chief Executive of the UK division), and five independent non-executive directors, one of whom is nominated as the senior independent director. Incumbents are identified on page 41. Directors are subject to election at the first annual general meeting after appointment and then to re-election by shareholders at no more than three yearly intervals. The Board is of the view that fixed term or age limits should not be set for non-executive directors as it considers it important that the particular contribution being made by individual directors be taken into account in deciding their tenure of office and that the performance of each director be reviewed annually. Any non-executive director who has served on the Board for nine years since first being elected as a non-executive director must stand for annual re-election; also any director over the age of 70 must stand annually for re-election.

The mix of skills and business experience of the directors is considered to be appropriate for the proper and efficient functioning of the Board. The terms of reference of the Nomination Committee include the regular review of the composition and balance of the Board. No one individual has unfettered powers of decision and no individual or grouping is in

Signet Group plc Annual Report & Accounts year ended 29 January 2005	45

Back to Contents

Corporate governance statement (continued)

a position to unduly influence the Board’s decision making. At least once a year the non-executive directors meet without the executive directors being present. They also meet occasionally without the Chairman being present.

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

The performance of the Board, its Committees and individual members is rigorously monitored to ensure that each director continues to contribute effectively and demonstrate commitment to the role. The Board has agreed a formal written procedure for the evaluation process which is conducted by the Chairman, in conjunction with the senior independent director and the Group Company Secretary. It consists of a structured discussion based upon a number of suggested questions and a questionnaire, completed by directors before the discussion session, designed to help in assessing the future development needs of the Board and the directors. The performance evaluation of the Chairman is led by the senior independent director and takes into account the views of both the non-executive and executive directors.

The Group Company Secretary is responsible, through the Chairman, for advising the Board on all governance matters and ensuring that Board procedures are followed. All directors have access to his advice and service. There is also a procedure for directors to take independent advice in the course of their duties, if considered appropriate, at the Group’s expense.

Board committees
Certain matters are delegated to Board committees, each with defined terms of reference, procedures, responsibilities and powers. The principal committees are as follows:

The Audit Committee has written terms of reference which are available on request from the Group Company Secretary and on the Group’s web site. The terms of reference were updated during 2003 and further reviewed during 2005.

The Audit Committee’s responsibilities include the review of the appropriateness and effectiveness of the Group’s accounting policies and financial procedures and oversight of the external auditor’s work, including the scope and result of the audit. The Audit Committee also reviews the effectiveness of the internal auditors, the Disclosure Control Committee and the Group’s whistleblowing procedures. The review of the whistleblowing procedures includes receiving reports on all matters raised and on actions taken. The Audit Committee also reviews the effectiveness of the Group’s internal control and risk management procedures and reports to the Board on these matters. The Audit Committee reviews, discusses with management and approves for submission to the Board all Group audited accounts, trading statements and selected internal financial reports. It also reviews reports submitted to the Board by the Group’s external auditor.

The external auditor’s objectivity and independence is monitored by the Audit Committee having primary responsibility for making a recommendation on the appointment of the external auditor, the determination of their fees and making an annual assessment of their independence (including consideration of a written disclosure by the external auditor of all relationships that they have with the Group). The planned rotation of partners and staff of the external auditor, together with a “cooling off” period before anyone from the external auditor joins the Group, also assist in maintaining the independence of the external auditor. The Audit Committee has reviewed and approved a policy for the provision of audit and non-audit services by the auditor which is compliant with the requirements of the Sarbanes-Oxley Act in relation to non-audit work. The policy requires that the Audit Committee approves in advance all audit and non-audit work carried out by the external auditor (subject to a de minimis amount, this being then reported to the Audit Committee on a quarterly basis). The approval process requires disclosure of the objectives and scope of services to be performed in addition to the fee structure. The Audit Committee also reviews all approved services and fees at subsequent meetings. See page 77 for details of fees paid to the external auditor.

The Audit Committee has an established channel of direct communication with the external auditor who normally attends meetings except in relation to certain aspects of their own appointment, assessment of their independence and determination of their fees. The Chairman, the Group Chief Executive, the Group Finance Director and others attend the meeting by invitation. The Audit Committee meets at least once a year with both the external auditor and internal auditors without executive management being present. The Audit Committee also meets on two occasions during the year for the purpose of being briefed on business and technical developments and to meet with divisional management to assess the risk and

46	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

internal audit functions of both of the divisions. During 2004 a Business Risk Assurance Manager was appointed who reports to the Committee on the processes in relation to the mitigation and review of business risks.

All members of the Audit Committee are independent, as defined by the Combined Code, the SEC and the NYSE and the only remuneration members of the Audit Committee receive, from the Group, is as directors. Russell Walls is Chairman and an “audit committee financial expert” as defined by the applicable SEC regulations. During the year the Audit Committee consisted of Dale Hilpert, Brook Land and Russell Walls with all having significant financial experience either as a result of positions held in other companies or from advising on such matters. The Audit Committee met nine times in 2004/05, including a meeting entirely dedicated to the consideration of corporate governance matters. All directors attended all Audit Committee meetings except for Mr. Walls who was unable to attend one meeting.

The Nomination Committee terms of reference were revised in early 2004 to reflect corporate governance developments in the UK and the US. The terms of reference were reviewed in 2005 and are available on request from the Group Company Secretary and on the Group’s web site. The Nomination Committee has responsibility for reviewing the composition and balance of the Board, as well as Board and senior management succession. It also makes recommendations to the Board on all new Board appointments and nominations for re-election as directors. Once the Nomination Committee has agreed a job specification, the services of external recruitment agencies are used to identify suitable candidates for senior executive posts and for all Board appointments. The Nomination Committee carries out interviews with such individuals. The re-election procedures have been reviewed and formalised, particularly with regard to the performance evaluation procedures for individual directors. The review of any non-executive director, who is serving beyond six years from first being elected to the Board, is considered with particular care. No director is involved in any decision about his own re-appointment. The procedure for the election of directors is laid out on page 41.

When the role of the Group Chairman or any matter relating to succession to that role is discussed, the Chairman may be consulted, but the responsibility for preparing a job specification and making any recommendation to the Board rests solely with the independent non-executive directors of the Nomination Committee. The Nomination Committee also reviews a number of other senior appointments within the Group, such as that of the Group Company Secretary.

The senior independent director chairs the Nomination Committee. During the year the Nomination Committee consisted of Robert Blanchard, Brook Land, and James McAdam. The Group Company Secretary acts as secretary to the Nomination Committee. The Nomination Committee met six times in 2004/05 and there was full attendance at all meetings.

The role of the Remuneration Committee is discussed in the Board report on remuneration on page 51.

Further details regarding the chairmen and members of these Committees are set out on page 41.

Executive management
The Group comprises two separate operating divisions, one in the US and one in the UK, each with a separate executive committee which meets regularly. The Group Chief Executive is also Chief Executive of the Group’s US division. The Group Finance Director and the Chief Executive of the UK division report to the Group Chief Executive.

The executive management is responsible to the Board for the performance of the Group and its compliance with the internal policies and procedures set by the Board. As part of this responsibility the executive management regularly reports to the Board on the performance of the Group, the competitive environment and its relations with stakeholders.

Business strategies; long range plans; budgets; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; and internal policies and procedures are presented to the Board by executive management for consideration. Within this approved framework the executive management is responsible for the day to day running of the business including: merchandising; store operations; human resource management and planning; marketing; real estate; financial reporting; treasury management; risk management; tax management; social, ethical and environmental matters; and communications with investors.

Code of Conduct and Code of Ethics
Signet strives to act in accordance with the laws and customs of each country in which it operates; to adopt proper standards of business practice and procedure; to operate with integrity; and to observe and respect the culture of each country in which it operates. To that end, the Group has adopted a Statement of Social, Ethical and Environmental Principles and supporting policies applicable to all officers and employees of the Group and substantially complies with the requirements of the NYSE. In

Signet Group plc Annual Report & Accounts year ended 29 January 2005	47

Back to Contents

Corporate governance statement (continued)

addition, it has a policy on business integrity, as well as more detailed guidance and regulations in the Group’s staff induction, training and operational procedures. During 2004 the Group reviewed these policies in order to meet the recently revised corporate governance requirements of the Nasdaq, and implemented a code of business conduct and ethics. The Company moved its US listing for its ADSs to the NYSE with effect from 16 November 2004, for which a similar code is required.

A code of ethics meeting the requirements of the Sarbanes-Oxley Act, covering the Chairman, the Group Chief Executive, the Group Finance Director and senior officers, is also in place. These codes are available on request from the Group Company Secretary and on the Group’s web site.

Relations with shareholders
The Board recognises the importance of relations with shareholders and communicates regularly with them about the Group’s strategy, financial performance and prospects. It does this through documents distributed to shareholders, stock exchange announcements and in meetings. Presentations on quarterly and annual results and the Christmas trading statement are open to all interested parties, including private shareholders, through the use of teleconferences and web casting. Other presentations are available on the Group web site.

The Board recognises that the prime opportunity for private investors to question the Board is at a general meeting of shareholders. At the annual general meeting the chairmen of the Audit, Nomination and Remuneration Committees, in addition to the Chairman of the Board, are required to be available for questions relating to the function of their respective Committees and all directors are expected to attend.

The Group Chief Executive, the Group Finance Director and the Investor Relations Director carry out an extensive programme of meetings with institutional investors. The Chairman and the senior independent director are also available to meet with investors from time to time. Major shareholders are offered an opportunity to meet new non-executive directors following the appointment of the individual.

The Board is kept informed of investment market attitudes to the Group by receiving regular reports on investor relations, copies of brokers’ research, press cuttings and third party surveys of investor perceptions.

Compliance statement and Combined Code
In July 2003 the Combined Code was issued that applies for reporting years starting on or after 1 November 2003. During 2003/04 the Board reviewed the Combined Code, the Smith

Report and corporate governance developments in the US. Based on that review the Board agreed a programme of action that was completed during 2004/05. A further review of US requirements was undertaken when the Group moved its US listing for its ADSs to the NYSE from Nasdaq. The NYSE requirements are not mandatory for foreign issuer companies such as Signet, but the Group has chosen in general to comply as a matter of best practice.

In a limited number of areas the Group, as is permitted by the NYSE rules, has elected to defer to the UK corporate governance practices. This is permissible provided significant variations are explained. The explanation of those variations can be found on the Group’s web site.

The Board considers that it has complied throughout the year with the provisions of the Combined Code required to be observed by companies.

Internal controls
The Combined Code requires that the directors review the effectiveness of the Group’s system of internal controls including the following areas:

•	Financial
•	Operational
•	Compliance
•	Risk management

Internal Control: Guidance for Directors on the Combined Code (“the Turnbull guidance”) was published in September 1999. The Board of Directors considers that it has complied with the Turnbull guidance throughout the year and up to the date of approval of this Annual Report & Accounts. In addition, during 2004/05 the Board continued to review the implications of the Sarbanes-Oxley Act and took steps to ensure compliance.

The Board exercises ultimate responsibility for the Group’s system of internal controls and for monitoring its effectiveness. The internal controls system is designed to safeguard shareholders’ investments and the Group’s assets, both tangible and intangible, including the reputation of the Group with its various stakeholders. Procedures are in place to ensure the maintenance of proper accounting records, the reliability of the financial information used within the business or for publication and the determination of disclosure obligations and of materiality. These procedures also cover disclosure on a timely

48	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

basis of information to the investment markets. However, such procedures are designed to manage rather than wholly eliminate the risk of failure to achieve business objectives and can provide only reasonable, not absolute, assurance against material misstatement or loss.

Signet’s disclosure control procedures are designed to help ensure that processes and procedures for information management are in place at all levels of the Group. The disclosure control procedures aim to ensure that any information disclosed by the Group is recorded, processed, and summarised appropriately. The procedures are also designed to ensure that information is accumulated and communicated to management to allow timely decisions to be made regarding required disclosure. The Group’s Disclosure Control Committee consists of the Group Finance Director, the Group Company Secretary, the Investor Relations Director and the Group Financial Controller who consult with the Group’s external advisers and auditor, as necessary. These procedures are designed to enable Signet to make timely and accurate public disclosures.

Key procedures designed to provide effective internal controls are:

•	Control environment – control is exercised through an organisational structure with clearly defined levels of responsibility and authority together with appropriate reporting procedures, particularly with respect to financial information, capital expenditure, investment, granting of guarantees and the use of treasury products (see page 39 for more detail) as well as health, safety, environmental and customer service issues.

•	Reporting and information systems – the Group has a comprehensive budgeting and five year strategic planning system with an annual budget and strategic plan approved by the Board. Reported monthly trading results and balance sheets include the corresponding figures for the budget or revised forecast and for the previous year. Any significant variances are examined by divisional operating management and discussed with Group management, with action being taken as appropriate. A forecast of the full year’s results is updated regularly, based on performance to date and any changes in outlook. The executive directors regularly report to the Board on the development of the business, the competitive environment and any material breaches of procedure. Through these mechanisms, the Group’s performance is continually monitored, risks identified in a timely manner and their implications assessed.

The Group as part of its ongoing review of procedures has taken steps to strengthen resources committed to meet the increasing demands of corporate governance, to comply with the Sarbanes-Oxley Act, to monitor and address evolving and more complex accounting standards, including changes in the application and interpretation of US GAAP and the transition from UK GAAP to IFRS. Accordingly during the year, the Group has separated the roles of Group Company Secretary and Investor Relations Director. In addition, a Business Risk Assurance Manager was appointed to co-ordinate risk management information and processes; he is responsible for assessing the risk management and internal controls for the Group, ensuring such processes satisfy the applicable standards in both the UK and the US and he reports his findings to the Group Audit Committee. At the divisional level in both the UK and the US, the internal audit functions have been strengthened with particular focus on review of internal control processes. In the near term, the Group also intends to strengthen its Group Finance function reflecting the increasing demands of IFRS accounting and US GAAP requirements.

The Group issues both sales and financial results on a quarterly basis. The external auditor reviews the quarterly and half year statements, and Christmas trading statement and presents reports to the Audit Committee for consideration.

•	Risk management – the identification of major business risks is carried out in conjunction with operational management and appropriate steps are taken to monitor and mitigate risks. The Risk Management Committee, whose members include the Group Finance Director, the Business Risk Assurance Manager and senior divisional executives, meets on a regular basis, at least four times a year. Matters considered by the Risk Management Committee include reviews of the Group’s risk register, emerging issues, new regulations and the activity of the internal audit function. The external auditor receive copies of the papers submitted to the Committee. A report from each Risk Management Committee meeting, and any material non-compliance or emerging issue, is considered by the Board in a timely manner.

•	Control procedures – each operating division maintains documented financial and operating controls as well as procedures appropriate to its own business environment and in conformity with Group guidelines. Each of the operating divisions has an internal audit function which primarily reviews the processes in the store operations but also reviews central service functions. The work of the internal audit function is monitored by senior divisional executives, Group management, the Risk Management Committee and the Audit Committee.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	49

Back to Contents

Corporate governance statement (continued)

Other than as discussed under “Reporting and Information Systems” above, there have been no changes in the Group’s internal controls over financial reporting during the period covered by this Annual Report & Accounts that have materially affected, or are reasonably likely to materially affect those controls.

•	Reviews of effectiveness – the Board, in addition to receiving the Risk Management Committee reports, annually reviews the effectiveness of the internal controls system on the basis of a report submitted to the Risk Management Committee. This report is based on annual written self-certification statements prepared by the operating divisions and head office departments which confirm the extent of their compliance with all material internal financial operating and disclosure controls. These statements are prepared by the divisional finance directors on behalf of each operating division and are reviewed by senior divisional executives, Group management and the Board. The Disclosure Control Committee reports to the Audit Committee on a quarterly basis as to the effectiveness of the disclosure control procedures.

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

In reaching the conclusion on effectiveness of disclosure controls, the Group Chief Executive and Group Finance Director considered the disclosure controls in light of the restatement of the US GAAP reconciliation for adjustments for lease accounting and accounting for extended service plans described in note 31 to the financial statements. After considering the materiality, timing and nature of the information relating to restatements they continued to conclude that the disclosure controls were effective as of the evaluation date.

It should be noted that while the Group Chief Executive and Group Finance Director conclude that its disclosure controls and procedures are effective to provide a reasonable level of assurance, they recognise such disclosure controls cannot eliminate all error and fraud. They are designed to provide only reasonable, not absolute, assurance that the objectives of this control system are met.

Sarbanes-Oxley Act of 2002
As a Foreign Private Issuer, Signet is required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“the Act”) for fiscal years ending on or after 15 July 2006. The primary requirement of the Act is that management perform appropriate due diligence to conclude on the design and operating effectiveness of internal controls over financial reporting. To date, significant effort has been afforded to establish structured project teams within the UK and US divisions and at the corporate level. The overall project is coordinated by the Business Risk Assurance Manager who communicates closely with the Group Finance Director and manages relationships with the Group adviser Ernst & Young, KPMG as auditor and the Audit Committee on all issues relating to Sarbanes-Oxley.

The initial step of the project was the production of a detailed Risk Assessment and Mapping document, which carefully scoped out the work required based on an analysis of the financial statements for the year ended 2003/04. Following this detailed scoping assessment, significant individual accounts were linked to relevant process streams that would be documented and assessed going forward.

Consistent with the Group’s structure, the project effort is focused predominantly within the divisions, additional work being required to complete those processes that are unique to the corporate function. In total, 11 key process streams are identified to be within scope in the US division, compared with ten in the UK. The corporate function effort involves three unique key process streams.

The documentation phase is well underway with a significant amount of the documentation required for the key process streams now completed. Key controls have been identified for each of the process streams involved and these will form the basis of the testing phase of the project following which any identified gaps will be prioritised for remediation on a timely basis.

50	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Directors’ remuneration report

Information contained in sections and figures marked ß has been audited.

1. The role of the Remuneration Committee
The prime purpose of the Remuneration Committee is to set the remuneration policy for executive directors and senior managers and to ensure that they are fairly rewarded for their individual contribution to the Group’s overall performance, having due regard to the interests of shareholders, and the financial and commercial health of the Group.

The Company’s remuneration policy seeks, by application of the six principles detailed below, to provide an overall remuneration package to a value within a specific range. The way that each package as a whole is structured, and the components that make it up, may differ. Due to the significant differences in remuneration practices in the two countries in which the Group operates, the level of remuneration is based upon surveys which are undertaken in both the UK and the US.

All members of the Remuneration Committee are independent non-executive directors who do not have any personal financial interest (other than as shareholders) in matters decided by the Committee. No executive director or senior manager is involved in determining his or her own remuneration.

The Remuneration Committee sets the remuneration of the Chairman of the Board. It also sets that of the Group Chief Executive after consultation with the Chairman. The remuneration of the other executive directors and certain senior managers is set by the Committee based on recommendations made by the Group Chief Executive after consultation with the Chairman of the Board. Performance targets are set by the Committee in consultation with the Chairman of the Board and, where appropriate, external professional consultants. Where executive directors are involved in assisting the Remuneration Committee, care is taken to recognise and avoid possible conflicts of interest.

The Remuneration Committee draws on external professional advice on a regular basis and makes use of relevant and reliable independent market surveys. The Committee has retained Towers Perrin as advisers to assist it and they are not retained in any other capacity within the Group. In addition Herbert Smith (on UK aspects) and Weil, Gotshal & Manges (on US aspects) advised the Remuneration Committee on legal matters. These firms also provide general legal advice to Signet.

The remuneration of the non-executive directors is not within the remit of the Remuneration Committee. Such remuneration is determined by the Chairman and the executive members of the Board following a recommendation by the Chairman after consideration of, among other factors, external comparisons, the time commitment and responsibilities.

The Remuneration Committee consists of Robert Blanchard (Chairman), Brook Land (until 1 March 2005), Russell Walls and Robert Walker (from 1 March 2005). The Committee met eight times during 2004/05 and there was full attendance at all meetings.

The terms of reference for the Remuneration Committee are available on request from the Group Company Secretary and are on the Group’s web site.

2. Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. After careful consideration during 2002/03, the Remuneration Committee formally adopted a set of six principles. Following a further review by the Remuneration Committee in early 2005 these principles remain unaltered and they are set out below:

(i)	Signet’s primary business objective is to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provide above industry average total remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

Signet Group plc Annual Report & Accounts year ended 29 January 2005	51

Back to Contents

Directors’ remuneration report (continued)

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pension contributions, the provision of a company car and private health insurance, there should be only one element of guaranteed remuneration; base salary. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being rewarded through executive share option awards and participation in long term incentive plans.

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that some 70% of Signet’s sales and profits are generated in the US and that significant differences in remuneration practices exist between the US and the UK, separate surveys will be conducted in each country.

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

(b) Annual bonus plan
Individual annual bonus targets are set each year to take account of the role of the executive and current business plans. Annual bonus awards for executive directors are based on the achievement of growth in pre-tax profit in the year at a rate above inflation measured using constant exchange rates. There is a cap set each year on such awards and a threshold performance below which no payments are made. The bonus rate increases after an intermediate target rate of profit growth, which is set each year, is achieved.

(c) Share option plans
The Remuneration Committee believes that an executive share option plan is an appropriate part of the total remuneration package necessary to execute the remuneration principles set out on pages 51 and 52, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions, should have the opportunity to participate in the equity of the Company through a savings-related share option plan, and annual invitations are normally made. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

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

(f) Pensions for executive directors
UK based executive directors are normally members of the Group Scheme.

52	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

At the present time there are two such directors, the Group Finance Director and the Chief Executive of the UK division. The Group Scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme and has a separate category of membership for directors (although only the Group Finance Director is in this category currently). Pensionable salary is the member’s base salary, excluding all bonuses. All Group Scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (the “FURBS”) is used to supplement pension benefits. This is a defined contribution arrangement.

The main features of the Group Scheme for a director (currently only the Group Finance Director) are:

(i)	a normal pension age of 60;
(ii)	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;
(iii)	life assurance cover of four times pensionable salary; and
(iv)	spouse’s pension on death.

The Group Chief Executive receives, proportionately to base salary, equivalent pension contributions to the Group Finance Director. These pension benefits are provided through an unfunded, unqualified deferred compensation plan and the Sterling Jewelers Inc. 401(k) Retirement Savings Plan. This is a defined contribution arrangement.

In the context of impending changes to pension taxation in the UK in 2006, no changes have yet been made to the pension arrangements of executive directors or senior executives. The Remuneration Committee will be consulting with its professional advisers on the appropriateness of any changes which may be proposed for future pension provision in due course.

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

(ii) Service contracts
It is the policy of the Remuneration Committee that an executive director’s contract should be a rolling contract with the period of notice to terminate the contract to be given by either side not exceeding one year and that, if it is necessary to grant a longer period of notice when recruiting from outside the Group, this should reduce to a maximum of one year after an initial period. No director has a service contract of more than one year.

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

(iv) Executive directors – outside appointments
The Group recognises the benefits to the individual and to the Group when executive directors of the Company also act as non-executive directors of other companies not associated with Signet. Subject to certain conditions, unless otherwise determined by the Board, executive directors are permitted to accept one appointment as a non-executive director of another company. The executive director is permitted to retain any fees paid for such service.

3. Directors’ remuneration
The remuneration package of the Group Chief Executive, the highest paid director, is determined with regard to the fact that he is a US citizen, based in the US and his remuneration is set in US dollars and not pounds sterling. Some 70% of Group sales and profits are generated in the US.

(a) Salary and benefits
The Remuneration Committee normally reviews the salary and benefits of executive directors annually. Details of the salaries received by executive directors are shown on page 54. Following the 2005 annual reviews the Remuneration Committee increased the Group Chief Executive’s basic salary from $1,283,000 to $1,354,000 and that of the Group Finance Director from £330,000 to £350,000. The Chairman’s remuneration was increased from £327,000 to £350,000. The basic salary of the Chief Executive of the UK division is £295,000, having been increased from £280,000 as part of the review.

(b) Annual bonus plan
In 2004/05 an annual bonus of 71.0% (maximum 100%) of base salary was paid to the Group Chief Executive and 53.3% (maximum 75%) to the Group Finance Director, reflecting the 12.1% increase

Signet Group plc Annual Report & Accounts year ended 29 January 2005	53

Back to Contents

Directors’ remuneration report (continued)

Directors’ emolumentsß
Details of directors’ emoluments for the year to 29 January 2005 were as follows:

	Basic salary or fees			Benefits(1)	Short term bonuses			Total

	2005	2004	2005	2004	2005	2004	2005		2004
	£000	£000	£000	£000	£000	£000	£000		£000

Executive:(2)
James McAdam Chairman	323	296	24	23	–	–	347		319
Walker Boyd Group Finance Director	327	308	23	22	176	116	526		446
Terry Burman(3) Group Chief Executive	683	714	26	26	490	360	1,199		1,100

Non-executive:
Lee Abraham(4)	–	35	–	–	–	–	–		35
Robert Blanchard	43	38	–	–	–	–	43		38
Brook Land	44	38	–	–	–	–	44		38
Dale Hilpert	42	17	–	–	–	–	42		17
Robert Walker(5)	12	–	–	–	–	–	12		–
Russell Walls	43	38	–	–	–	–	43		38

Total	1,517	1,484	73	71	666	476	2,256		2,031

(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	Robert Anderson was appointed as a director on 6 April 2005 with a basic salary of £295,000. In 2004/05 his basic salary was £277,500, benefits were £32,605 and a short term bonus of £22,680 is payable. In 2003/04 his basic salary was £253,750, benefits were £29,802 and short term bonus was £198,750.
(3)	Terry Burman’s emoluments are specified and paid in US dollars and an average exchange rate of US$1.86 was used (2003/04:US$1.68).
(4)	Until his retirement on 8 January 2004.
(5)	From his appointment on I November 2004.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

in profit before tax at constant exchange rates. The bonus payments for the Group Chief Executive and the Group Finance Director were calculated for 2004/05 on the basis of the following formula:

2003/04 pre-tax profit + inflation: 0% of base salary
2003/04 pre-tax profit + 10%: 50% of base salary
2003/04 pre-tax profit + 15%: 100% of base salary.

Increase in pre-tax profit is calculated on a constant exchange rate basis and is earned on a pro-rata basis for performance between the targets.

An annual bonus of 8.1% (maximum 75%) was paid to the Chief Executive of the UK division on the same formula but based on operating profit of the UK division.

Bonus targets for 2005/06 are unchanged.

(c) Share option and long term incentive plans
Share option and long term incentive plan grants to directors are set out on pages 60 and 61 respectively. See page 52 for the factors influencing the choice of performance criteria and for the basis of measurement.

(i) Executive share option plans
In July 2003, following consultation with the Association of British Insurers and a significant number of major shareholders, approval was given by shareholders at an extraordinary general meeting to the Signet Group plc International Share Option Plan 2003, the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003 and the Signet Group plc US Share Option Plan 2003 (“2003 Plans”). Of the votes cast by proxy at the meeting 87% were in favour of the proposal. 1,160,619,434 votes were cast (68% of the issued share capital) and abstentions in respect of 7% of the issued share capital were received.

The 2003 Plans replaced the Signet Group plc 1993 Executive Share Option Scheme (the “1993 Scheme”), under which no further options may be granted.

The 2003 Plans allow the Remuneration Committee discretion to set performance conditions. The performance conditions under the 2003 Plans were set out in the circular to shareholders seeking approval for the 2003 Plans and no significant change in those conditions will be made without prior consultation with major shareholders.

54	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The Remuneration Committee is fully aware that re-testing of share option performance criteria is increasingly thought not to be UK best practice and has therefore given careful consideration as to how this issue might be addressed.

The present share option plans came into effect less than two years ago, (July 2003) and the Remuneration Committee believes that removal of the re-tests for the Signet 2005/06 grants would be inappropriate at such an early stage. The Committee also believes that account must be taken of the present adverse impact of the US exchange rate on the Group results, which is not within the control of the executives and could well be the sole reason for options failing to vest.

However, the Remuneration Committee concluded that a full review of all aspects of remuneration, including the elimination of re-testing of share options, should be undertaken later this year, following the expiry of the LTIP in June 2005. Major shareholders will of course, be consulted and all shareholders will be able to vote on the new arrangements as appropriate at the 2006 annual general meeting.

The Remuneration Committee made the 2005/06 option grants on the same basis as in 2003/04 and 2004/05. Options granted under the executive share option plans that have passed the necessary performance conditions are normally only exercisable between three and ten years from the date of grant, after which the options lapse.

The conditions are set out below:

UK executives
For UK executives the personal performance of participants will be assessed on each occasion that share option grants take place and will be reflected in the level of the individual awards.

In addition, grants are subject to exercise conditions as follows:

Level of grant	Required annual rate of
compound growth in earnings
per share(1) above inflation(2)

Up to 200% of base salary	+3%
201% to 400% of base salary	+4%
Above 400% of base salary	+5%

(1)	Normalised earnings per share as defined by the Institute of Investment Management and Research.
(2)	Defined as the UK Retail Prices Index.

Performance will be measured over three years from the start of the financial year in which the grant is made, and may then be measured from the same start point only to the end of the fourth or fifth years if not previously satisfied.

US executives
For US executives there is a pre-grant test based on both personal and corporate performance as described later, as well as a post-grant exercise condition requiring that the annual compound growth in earnings per share be more than 3% above inflation.

The post-grant performance condition will be measured over three years from the start of the financial year in which the award is made, and may then be measured from the same start point only to the end of the fourth or fifth years if not previously satisfied.

In April 2004 options of five times salary were awarded to the Group Chief Executive. The Group Finance Director was awarded options amounting to one and a half times salary. Awards to the Group Chief Executive are based on principles 2(iv), 2(v), 2(vi) (set out on pages 51 and 52), a comparative remuneration survey and a review of the performance of both the Group and the executive over the prior three years.
Before any share option grant is made to the Group Chief Executive, the Remuneration Committee has to satisfy itself that the demanding pre-grant conditions, mentioned above, have been achieved. This requires affirmation: (1) that the Group’s business performance has been superior to that of its industry sector; and (2) that the Group Chief Executive’s personal performance continues to be of the highest standard.

On a divisional basis this business performance review includes a three year comparison of compound like for like as well as total sales growth compared in the US to that of the US quoted jewellery sector and in the UK to the UK quoted general retail sector. Further there is a similar comparison of operating margin compared to the Group’s principal competitors in the US and the UK.

On a Group basis the review includes a comparison of compound three year earnings per share growth, at constant exchange rates, like for like as well as total sales of the UK general retail sector of FTSE 100 companies. Further there is a similar comparison of total shareholder return against that of the FTSE 350 companies (excluding investment trusts) and the FTSE general retailers index.

The Remuneration Committee concluded that the review had confirmed in 2005/06 that the pre-grant conditions had been achieved reflecting performance at the top end of the scale.

On the basis of sustained out-performance and with management achievements acknowledged by industry followers, the Committee concluded that the Group Chief Executive and Group Finance Director continued to merit total remuneration towards the upper end of the range determined by the remuneration

Signet Group plc Annual Report & Accounts year ended 29 January 2005	55

Back to Contents

Directors’ remuneration report (continued)

principles. Based on the surveys conducted, this indicated a base salary increase as detailed on page 53 and a share option grant equivalent to 5 times base salary, the same level as awarded in the previous year, for the Group Chief Executive. Similar surveys undertaken in the UK indicated a base salary, increase as detailed on page 53 for the Group Finance Director and options amounting to one and a half times salary, the same level as awarded in the previous year. Similarly the Chief Executive of the UK division was awarded options amounting to one times salary.

Certain provisions of all the share option plans may be amended by the Board, but certain basic provisions (and in particular most of the limitations on individual participation, the number of shares and the percentage of share capital that can be issued thereunder) cannot be altered to the advantage of the participants except with the approval of shareholders or in accordance with the adjustment provisions in the 2003 plans.

The Remuneration Committee has approved an amendment to the 2003 Plans (other than the Inland Revenue Approved Plan) to provide that, on exercise, options may be satisfied by the Company providing to the optionholder shares with a value equal only to the gain on exercise, without the requirement of a payment of the exercise price. This does not provide any financial benefit to either the Company or optionholders, but results in less dilution for shareholders.

(ii) All-employee share plans
In 1998/99 the Group introduced an Inland Revenue approved savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”), (together, the “All-employee Schemes”). These schemes give those employees with qualifying service the opportunity to participate in the equity of the Company, with the aim of aligning the interests of employees with those of shareholders.

The options granted under the Sharesave Scheme and the Irish Sharesave Scheme are normally exercisable between 36 and 42 months from the date of the relevant savings contract. Options were granted under these schemes at a price approximately 20% below the middle market price of the shares on the London Stock Exchange on the dealing day prior to the date that employees were invited to participate in them.

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

(iii) Long term incentive plan
Shareholders gave approval, in June 2000, to the Signet Group plc 2000 Long Term Incentive Plan (“LTIP”).

Awards were made to executive directors and other senior executives in 2002/03, 2003/04 and 2004/05. All these awards are subject to fulfilment of minimum performance conditions set at the time of the award as to:

•	compound annual growth in the profit before tax of the Group using a constant exchange rate or as in the case of the Chief Executive of the UK division the operating profit of the relevant division as appropriate (“Profit Growth”) and
•	the return on capital employed (“ROCE”) of the Group or relevant division as appropriate

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

If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•	if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, i.e 10% at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum level of award at 15%. This maximum is equal to a specified percentage of base salary at the time at which the award vests. The maximum award for the Group Chief Executive is equal to 70% of base salary at vesting and for the Group Finance Director and the Chief Executive of the UK division 50% of base salary at vesting. The maximum award for him in 2002/03 was 20% of base salary at vesting reflecting his position of Chief Operating Officer of the UK division at that time.

56	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

2000 LTIP performance criteria

	2005/06 award(1)		2004/05 award		2003/04 award		2002/03 award
	Group	UK	Group	UK	Group	UK	Group	UK

Minimum performance for any vesting:
Profit measure	Profit Growth in excess of threshold inflation level
ROCE measure	22.8%	42.3%	22.2%	43.0%	21.0%	35.0%	20.5%	35.0%

Profit Growth performance measure:
Profit measure	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
ROCE measure	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%

ROCE performance measure:
Specified ROCE required	23.8%	43.3%	23.2%	44.5%	22.0%	36.5%	21.5%	37.0%

(1)	2005/06 award criteria will be reviewed after the adoption of IFRS.

•	if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase. In the case of the Group Chief Executive, for each 0.5% by which the ROCE exceeds the level specified in the award, the amount of the award would increase by an amount equal to 5% of base salary (at vesting) up to a maximum increase equal to 35% of such base salary. Similarly in the case of the Group Finance Director, for each 0.5% by which the ROCE exceeds the specified level the amount of the award would increase by an amount equal to 3% and in the case of the Chief Executive of the UK division 2% (1% for the award made in 2002/03) of such base salary up to a maximum increase equal to 25% of such base salary. In no event, however, can any such increase result in the applicable maximum award amount stated in the preceding paragraph being exceeded.

The table above shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement.

When the performance conditions have been satisfied 50% of the amount which vests will be payable in cash and the other 50% will consist of the grant of an option to acquire shares in the Company, the number of shares being determined by using the middle market price on the day preceding the grant of the award. For the 2002/03, 2003/04 and 2004/05 awards, that share price was 121.00p, 83.50p and 112.50p respectively. Due to the deferred equity nature of the share linked element of the award, the exercise price of the total option grant is a nominal amount of £1 or $1, as appropriate. The participants can normally exercise their option at any time after vesting, until the tenth anniversary of the grant of the award.

In 2005/06 awards under the LTIP have been made to the Group Chief Executive and the Group Finance Director at a similar level to that of previous years, the share price to be fixed following the announcement of the preliminary results. The Chief Executive of the UK division has also received an award on the same basis the performance criteria being related to the UK division.

(d) Employee trusts
The share option plans may be operated in conjunction with one or more employee share ownership trusts (the Signet Group plc Employee Share Trust (“ESOT”), the Signet Group Qualifying Employee Share Trust (“QUEST”) or the Signet Group plc 2004 Employee Share Trust (“2004 ESOT”)) which may acquire shares in the Company for the purposes of satisfying the exercise of options.

The LTIP operates in conjunction with the ESOT and the 2004 ESOT which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

The trustees of the ESOT, QUEST and 2004 ESOT have waived their rights to any dividends declared on shares held in the trusts.

(e) Share scheme limits
The executive share option plans are subject to the following limits on the number of shares that may be issued:

(i)	the maximum number of shares that have been or may be issued pursuant to options granted under the executive share option plans and any other discretionary share option scheme adopted by the Company may not exceed 5% of the shares from time to time in issue in any ten year period;

Signet Group plc Annual Report & Accounts year ended 29 January 2005	57

Back to Contents

Directors’ remuneration report (continued)

(ii)	the maximum number of shares that have been or may be issued pursuant to options granted under the executive share option plans and any other employees’ share scheme adopted by the Company may not exceed 10% of the shares from time to time in issue in any ten year period; and

(iii)	the maximum of 171,376,839 shares (representing 10% of the issued share capital on 8 July 2003) may be issued pursuant to incentive options granted under the US Plan.

In any ten year period not more than 10% of the issued share capital of the Company from time to time may in aggregate be issued or issuable pursuant to options granted under the All-employee Schemes or any other employees’ share schemes adopted by the Company.

The number of shares which may be issued or issuable pursuant to the LTIP (including to the ESOT and the 2004 ESOT), when aggregated with any shares issued or issuable by the Company in the preceding ten years under any employees’ share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. The number of shares which may be issued or issuable pursuant to the LTIP (including to the ESOT and the 2004 ESOT), when aggregated with all shares issued or issuable by the Company in the preceding ten years under any other employees’ share scheme, is limited to 10% of the Company’s issued share capital from time to time.

No more than 5% of the issued share capital of the Company may be held by the trustee of the ESOT or the 2004 ESOT without prior approval of shareholders.

(f) Shareholding guidelines
When the 2003 Plans were introduced, shareholding guidelines were set for executive directors and senior executives of the Group. The Group Chief Executive is expected to build a holding of shares equal to at least twice salary and the Group Finance Director to at least one times salary. Until these levels have been achieved, half of any post tax option gains under the 2003 Plans should be held in Signet shares. Since December 2004 future non-executive directors will be required to build a holding of 10,000 shares within two years of appointment and maintain that holding whilst they remain a director of the Company. Similarly the existing non-executive directors have agreed to adhere to the same shareholding guidelines within the two year period for compliance running from December 2004.

(g) Service contracts
The Group Chief Executive has a rolling service contract (dated 20 December 2000) with a US subsidiary, which can be terminated on one year’s notice in writing by either party. The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year’s notice in writing by either party or terminates on his 60th birthday. The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan referred to on page 53 in respect of the proportion of the fiscal year prior to the effective date of termination, and (iv) a sum equal to a variable percentage (currently 79.6%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period. The amount of termination payments due to the Group Finance Director would equal, in summary, the aggregate of (i) his annual salary at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period. The Chief Executive of the UK division has a rolling service contract (dated 1 March 2003) with a UK subsidiary which can be terminated on one year’s notice in writing by either party or terminates on his 65th birthday. In the case of early termination, the contract provides for salary to be paid in lieu of notice, or where notice has been given, for any balance of the notice period. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme. The contracts contain confidentiality and non-competition clauses.

The Chairman has a letter of appointment (dated 20 June 2001), with no fixed term. The appointment can be terminated in writing by either party on reasonable notice and does not provide for compensation for loss of office. Each non-executive director has a letter of appointment from the Company which does not have a termination clause and does not provide for compensation for loss of office. The duration of any such appointment is subject to the terms of the Articles of Association and normally runs until such director is next required to stand for election or re-election.

58	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The letters of appointment are dated as set out below:

Robert Blanchard	5 September 2000
Dale Hilpert	15 July 2003
Brook Land	16 October 1995
Robert Walker	21 September 2004
Russell Walls	29 May 2002

(h) Company pension
The Chairman does not receive any pension provision. The amount paid in respect of life assurance for him in the period was £19,100ß (2003/04: £19,100ß).

The Group Chief Executive is a member of the Sterling Jewelers Inc. 401(k) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled £1,653ß (2003/04: £1,786ß) and £134,024ß (2003/04: £140,091ß) respectively.

Pension benefits in respect of the UK based directors are set out below.

(i) Aggregate emoluments for the year to 29 January 2005
The total emoluments for directors of the Company and officers of the Group (excluding amounts due under the LTIP), as listed on pages 41 and 42, for services in all capacities was £2,510,000 (2003/04: £2,403,000). The amounts due under the LTIP for directors of the Company and officers of the Group was £694,000 (2003/04: £794,000, restated to reflect the market value at vesting). 50% of the amounts due under the LTIP are payable in cash and the other 50% consists of the grant of an option to acquire shares in the Company. Details of the directors’ emoluments are given on page 54.

Pension benefits for the UK based executive directorsß

	Robert Anderson		Walker Boyd
	Chief Executive UK division		Group Finance Director

	2004/05	2003/04	2004/05	2003/04

Change in accrued benefits during the year (gross of inflation)	2,245	2,067	4,564	3,934
Change in accrued benefits during the year (net of inflation)	2,037	1,937	3,371	2,955
Accrued benefits at the end of the year	9,010	6,765	43,452	38,888
Transfer value of change in accrued pension (net of inflation)	7,997	5,579	44,369	35,071
Transfer value of accrued benefits at the beginning of the year	38,707	25,773	408,530	400,303
Transfer value of accrued benefits at the end of the year	58,367	38,707	510,434	408,530
Change in transfer value of accrued benefits(1)	14,585	7,999	101,904	8,227
Group payments to the FURBS	35,200	31,010	45,033	41,760
Life assurance contributions	858	1,197	2,582	2,508

(1)	Calculated in accordance with the Actuarial Guidance Note GN 11.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	59

Back to Contents

Directors’ remuneration report (continued)

4. Directors’ interests in sharesß
(a) Directors’ interest in share optionsß
		Number of shares under option

		At 31				At 29			Date from
		January				January	Exercise		which		Expiry
Director		2004	Granted	Forfeited	Exercised	2005	price		exercisable	(1)	date	(1)

Robert Anderson(2)		232,558	–	–	–	232,558	75.25p		2.5.04		1.5.11
	(3)(7)	19,000	–	–	(19,000)	–	50.00p		–		–
		160,416	–	–	–	160,416	120.00p		11.4.05		10.4.12
		322,188	–	–	–	322,188	82.25p		25.4.06		24.4.13
	(4)	–	251,685	–	–	251,685	111.25p		5.4.07		4.4.14
	(5)	–	35,452	–	–	35,452	£1 in total		15.4.04		3.5.11
	(3)	–	10,985	–	–	10,985	86.25p		1.1.08		30.6.08

Total		734,162	298,122	–	(19,000)	1,013,284	90.99p	(6)

Walker Boyd(2)	(10)	837,037	–	–	(837,037)	–	33.75p		–		–
	(10)	745,665	–	–	(745,665)	–	43.25p		–		–
		429,648	–	–	–	429,648	49.75p		10.4.02		31.3.09
		611,842	–	–	–	611,842	57.00p		8.5.03		7.5.10
		179,401	–	–	–	179,401	75.25p		2.5.04		1.5.11
	(3)(8)	19,000	–	–	(19,000)	–	50.00p		–		–
		225,000	–	–	–	225,000	120.00p		11.4.05		10.4.12
	(5)	133,484	–	–	–	133,484	£1 in total		15.4.03		18.7.10
	(4)	397,435	–	–	–	397,435	97.50p		14.7.06		13.7.13
	(4)	–	444,943	–	–	444,943	111.25p		5.4.07		4.4.14
	(3)	–	10,985	–	–	10,985	86.25p		1.1.08		30.6.08
	(5)	–	87,505	–	–	87,505	£1 in total		15.4.04		3.5.11

Total		3,578,512	543,433	–	(1,601,702)	2,520,243	73.78p	(6)

Terry Burman(2)	(9)	1,094,239	–	–	(1,094,239)	–	$0.80		–		–
	(9)	2,217,280	–	–	(2,217,280)	–	$0.87		–		–
		496,289	–	–	–	496,289	$1.08		2.5.04		1.5.11
		1,242,019	–	–	–	1,242,019	$1.72		11.4.05		10.4.12
	(3)(8)	8,670	–	–	(8,670)	–	$1.10		–		–
	(4)	3,807,426	–	–	–	3,807,426	$1.59		14.7.06		13.7.13
	(4)	–	3,129,267	–	–	3,129,267	$2.05		5.4.07		4.4.14
	(3)	–	5,850	–	–	5,850	$1.64		1.11.06		31.1.07
	(5)	–	344,829	–	–	344,829	$1 in total		15.4.04		3.5.11

Total		8,865,923	3,479,946	–	(3,320,189)	9,025,680	$1.68	(6)

James McAdam	(10)	1,075,145	–	–	(1,075,145)	–	43.25p		–		–
		869,347	–	–	–	869,347	49.75p		10.4.02		31.3.09
	(3)(8)	19,000	–	–	(19,000)	–	50.00p		–		–
	(3)	–	10,985	–	–	10,985	86.25p		1.1.08		30.6.08

Total		1,963,492	10,985	–	(1,094,145)	880,332	50.21p	(6)

All options were granted to directors while they were directors apart from Mr Anderson who was appointed a director on 6 April 2005. The performance conditions for grants made under the 2003 Plans are set out on page 56. The conditions set by the Remuneration Committee for exercise of options granted under the 1993 Executive Share Option Scheme (“1993 Scheme”) were that for vesting to take place a post inflation minimum growth in earnings per share of 10% over any consecutive three year period had to be achieved. This performance condition was chosen as the Remuneration Committee believed it to be in line with market practice. This condition has been met in respect of the options granted between October 1997 and April 2002; the performance criteria having been satisfied in each case over the first three year period following the grant of the options. The Black-Scholes option-pricing model fair value is given on page 111 for options granted in the last three years.
(1)	The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed.
(2)	See page 57 regarding awards that will be made in 2005/06.
(3)(4)	& (5) The options above were all granted under the 1993 Scheme except those marked (3) which were granted under the terms of the Sharesave Scheme or, in the case of Terry Burman, the Employee Stock Savings Plan, (the 8,670 shares granted under this Plan that became exercisable in November 2004 increased to 8,690 shares as a result of a rounding difference, as the shares were delivered as ADRs and the ADR ratio changing from 30:1 to 10:1), those marked (4) which were granted under the 2003 Plans, and those marked (5) awarded under the LTIP.
(6)	These are weighted averages of the exercise prices per share for the options held at the year end.
(7)	Exercised on 14 January 2005, when the market price was 110.00p.
(8)	Exercised on 17 January 2005, when the market price was 110.00p.
(9)	Exercised on 30 March 2004, when the market price was 109.25p.
(10)	Exercised on 15 June 2004, when the market price was 112.75p.
The aggregate amount of gains made by directors on the exercise of options during the year amounted to £4,051,882 (2003/04: £1,934,651).

60	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Except as set out in tables (a), (b) and (c) on pages 60 to 62, or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 6 April 2005 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company.

At 1 February 2004, 29 January 2005 and 6 April 2005, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) on pages 60 to 62. As explained on page 57 the value of the awards that vest under the LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

b) Directors’ interests in LTIPsß
		Awards subject to				Awards where the performance
		performance conditions				conditions have been satisfied(1)

										Option		Cash and		Cash and		Expiry of
		Cash		Option		Cash		Option		portion		options total		options		award or
	Date of	portion		portion		portion		portion		(current		current		total		vested
	award	(grant value)	(2)	(number)	(2)	(grant value)	(3)	(number)	(3)	value)	(4)	value	(4)(5)	vested	(6)	option
Director		£				£				£		£		£

Robert Anderson(7)
2001/02 award(8)	4.5.01	–		–		–		–		–		–		67,004		3.5.11
2002/03 award(8)	26.4.02	–		–		28,000		23,140		26,554		54,554		–		25.4.12
2003/04 award(8)	30.4.03	70,000		83,832		–		–		–		166,197		–		–	(9)
2004/05 award	5.4.04	70,000		62,222		–		–		–		141,400		–		–	(9)

Awards at end of year		140,000		146,054		28,000		23,140		26,554		362,151		67,004

Walker Boyd(7)
2001/02 award(8)	4.5.01	–		–		–		–		–		–		165,384		3.5.11
2002/03 award(8)	26.4.02	–		–		82,500		68,182		78,239		160,739		–		25.4.12
2003/04 award(8)	30.4.03	82,500		98,802		–		–		–		195,875		–		–	(9)
2004/05 award	5.4.04	82,500		73,333		–		–		–		166,650		–		–	(9)

Awards at end of year		165,000		172,135		82,500		68,182		78,239		523,264		165,384

Terry Burman(7)
2001/02 award(8)	4.5.01	–		–		–		–		–		–		600,761		3.5.11
2002/03 award(8)	26.4.02	–		–		238,856		254,485		292,022		530,878		–		25.4.12
2003/04 award(8)	30.4.03	238,856		335,403		–		–		–		623,731		–		–	(9)
2004/05 award	5.4.04	238,856		217,903		–		–		–		488,901		–		–	(9)

Awards at end of year		477,712		553,306		238,856		254,485		292,022		1,643,510		600,761

All grants were made to directors while they were directors, apart from Mr Anderson who was appointed on 6 April 2005, and the performance conditions relating to the awards are set out on page 57.
(1)	In respect of the 2002/03 awards the Group performance achieved was a three year compound annual growth in profit before tax of 15% per annum. The UK division performance achieved was a three year compound annual growth in operating profit of 11.7% and a three year average ROCE of 44.3%. This resulted in 100% of the award vesting for the Group Chief Executive, 100% for the Group Finance Director and 100% for the Chief Executive of the UK division.
(2)	Assumes maximum performance conditions are satisfied and is calculated using salary at 28 February 2005 a share price at the time of grant in 2003 of 83.5p and in 2004 of 112.5p and in the case of Terry Burman an exchange rate of $1.88.
(3)	Calculated using salary at 28 February 2005 and a share price at the time of grant in 2002 of 121p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using share price as at 6 April 2005 of 114.75p.
(5)	Cash portion plus option portion value at 6 April 2005. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 15 April 2004 and the cash portion was worth £26,500, £65,410 and £206,794 respectively for Robert Anderson, Walker Boyd and Terry Burman. The option interest was over 35,452 shares for Robert Anderson, 87,505 shares for Walker Boyd and 344,829 shares for Terry Burman and are included in the table of directors’ interests in share options on page 60. The share price on the day of vesting was 114.25p. For Terry Burman an exchange rate of $1.79 was used.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 70% of salary at vesting), both Walker Boyd and Robert Anderson (maximum of 50% of salary at vesting) on 5 April 2005.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	61

Back to Contents

Directors’ remuneration report (continued)

c) Directors’ interests in sharesß

	Number of shares

	At start	At end	At 6 April
Director	of year	of year	2005

Robert Anderson(1)	–	19,000	19,000
Robert Blanchard	6,360	6,360	6,360
Walker Boyd	433,495	452,495	452,495
Terry Burman	460,866	710,601	710,601
Dale Hilpert	–	20,000	20,000
Brook Land	25,000	25,000	25,000
James McAdam(2)	242,088	261,088	261,088
Robert Walker	–	–	–
Russell Walls	4,000	4,000	4,000

(1)	Appointed as a director 6 April 2005.
(2)	22,000 of those shares held were, at each date, held by Mr. McAdam’s wife in trust for their grandchildren and, while Mr. McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.

Although the minimum performance conditions for the 2002/03 award have been exceeded, vesting will only occur within 60 days of the preliminary results announcement for the year ended 29 January 2005.

The Group operates the QUEST, which is currently used in connection with the Sharesave Scheme, the ESOT and the 2004 ESOT. Robert Anderson, Walker Boyd, Terry Burman and James McAdam, at 1 February 2004, 29 January 2005 and 6 April 2005, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the QUEST, the ESOT and the 2004 ESOT. The QUEST held 110,857 shares on 1 February 2003, 41,065 on 31 January 2004, nil on 29 January 2005 and nil on 6 April 2005. The ESOT held nil shares on 1 February 2003, nil on 31 January 2004, 4,610,839 on 29 January 2005 and 4,443,869 on 6 April 2005. The 2004 ESOT held nil shares on 29 January 2005 and nil shares on 6 April 2005. No director had been granted any specific interest in such shares.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

5. Share price

The middle market price of a Signet share on the London Stock Exchange was 109.75p on 29 January 2005 and was 94.50p on 31 January 2004. During the 52 weeks ended 29 January 2005, the middle market prices on the London Stock Exchange ranged between a low of 93.75p and a high of 119.75p. On 6 April 2005 the middle market price was 114.75p.

6. Total shareholder return (“TSR”)

The graph on page 63 (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 29 January 2000 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph on page 63 (right), is the Group’s performance compared to the FTSE general retail sector.

62	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The directors’ remuneration report was approved by the Board on 6 April 2005, and signed on its behalf by:

Robert Blanchard, Chairman, Remuneration Committee

Signet Group plc Annual Report & Accounts year ended 29 January 2005	63

Back to Contents

Statement of directors’ responsibilities

The directors are required to prepare accounts for each financial period which give, in accordance with the Companies Act 1985, a true and fair view of the state of affairs of the Company and the Group as at the end of that financial period and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

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

64	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and shareholders of Signet Group plc

We have audited the accompanying consolidated balance sheets of Signet Group plc and subsidiaries as at 29 January 2005 and 31 January 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and consolidated shareholders’ funds statement for the 52 week period ended 29 January 2005, the 52 week period ended 31 January 2004, and the 52 week period ended 1 February 2003 presented on pages 66 to 114. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Signet Group plc and subsidiaries as of 29 January 2005 and 31 January 2004, and the results of their operations and their cash flows for 52 week period ended 29 January 2005, the 52 week period ended 31 January 2004, and the 52 week period ended 1 February 2003 in conformity with generally accepted accounting principles in the United Kingdom.

As discussed in note 17 to the consolidated financial statements, the Company has adopted Application Note (G) of FRS 5 ‘Reporting the Substance of Transactions’ resulting in the restatement of the financial position of Signet Group plc and subsidiaries as at 31 January 2004 and the results of operations and cash flows for the 52 week period ended 31 January 2004 and the 52 week period ended 1 February 2003.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

As discussed in note 31 to the consolidated financial statements, the US GAAP information as at 31 January 2004 and 1 February 2003 and for the 52 week periods ended 31 January 2004 and 1 February 2003 has been restated for corrections related to revenue recognition attributable to extended service agreements and lease accounting.

KPMG Audit Plc
Chartered Accountants
London, England

6 April 2005

Signet Group plc Annual Report & Accounts year ended 29 January 2005	65

Back to Contents

Consolidated profit and loss account
for the 52 weeks ended 29 January 2005

	52 weeks ended	52 weeks ended	52 weeks ended
	29 January 2005	31 January 2004	1 February 2003
		as restated(1)	as restated(1)
	£m	£m	£m	Notes

Sales	1,614.4	1,604.9	1,593.6	2
Cost of sales	(1,329.6)	(1,330.7)	(1,331.2)

Gross profit	284.8	274.2	262.4
Administrative expenses	(65.9)	(64.0)	(62.5)

Operating profit	218.9	210.2	199.9	2
Net interest payable and similar charges	(8.6)	(10.4)	(14.0)	3

Profit on ordinary activities before taxation	210.3	199.8	185.9	4
Tax on profit on ordinary activities	(69.1)	(70.2)	(65.7)	7

Profit for the financial period	141.2	129.6	120.2
Dividends	(52.0)	(43.2)	(36.1)	8

Retained profit attributable to shareholders	89.2	86.4	84.1

Earnings per share – basic	8.2p	7.5p	7.0p	9
Earnings per share – diluted	8.1p	7.5p	7.0p	9

All of the above relate to continuing activities during the current and previous periods.

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

66	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Consolidated balance sheet
at 29 January 2005

	29 January 2005	31 January 2004
		as restated(1)
	£m	£m	Notes

Fixed assets:
Intangible assets	15.2	16.8	10
Tangible assets	226.8	202.8	11

	242.0	219.6

Current assets:
Stocks	578.3	541.5	12
Debtors(2)	375.3	365.2	13
Cash at bank and in hand	102.4	128.0	14

	1,056.0	1,034.7
Creditors: amounts falling due within one year	(351.6)	(365.6)	15

Net current assets(2)	704.4	669.1

Total assets less current liabilities	946.4	888.7
Creditors: amounts falling due after more than one year	(200.2)	(208.6)	16
Provisions for liabilities and charges: other provisions	(5.8)	(6.4)	19
Pension (liability)/asset	(1.3)	1.2	20

Total net assets	739.1	674.9

Capital and reserves – equity:
Called up share capital	8.7	8.6	21
Share premium account	68.0	60.7	22
Revaluation reserve	4.3	3.1	22
Special reserves	155.9	142.2	22
Profit and loss account	502.2	460.3	22

Shareholders’ funds	739.1	674.9

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).
(2)	Debtors and net current assets include amounts recoverable after more than one year of £4.3 million (2004: £26.9 million) (see note 13).

These accounts were approved by the Board of Directors on 6 April 2005, and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

Signet Group plc Annual Report & Accounts year ended 29 January 2005	67

Back to Contents

Company balance sheet
at 29 January 2005

	29 January 2005	31 January 2004
	£m	£m	Notes

Fixed assets:
Tangible assets	65.4	53.9	30(b)
Investments	766.8	766.8	30(j)

	832.2	820.7

Current assets:
Debtors(1)	425.5	375.3	30(c)
Cash at bank and in hand	100.2	98.3	30(d)

	525.7	473.6
Creditors: amounts falling due within one year	(600.1)	(536.8)	30(e)

Net current liabilities(1)	(74.4)	(63.2)

Total assets less current liabilities	757.8	757.5
Creditors: amounts falling due after more than one year	–	(8.3)	30(f)

Total net assets	757.8	749.2

Capital and reserves – equity:
Called up share capital	8.7	8.6	21(g)
Share premium account	68.0	60.7	30(g)
Special reserves	565.1	565.1	30(g)
Profit and loss account	116.0	114.8	30(g)

Shareholders’ funds	757.8	749.2

(1)	Debtors and net current liabilities include amounts recoverable after more than one year of £3.1 million (2004: £2.2 million) (see note 30(c)).

These accounts were approved by the Board of Directors on 6 April 2005, and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

68	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Consolidated cash flow statement
for the 52 weeks ended 29 January 2005

	52 weeks ended	52 weeks ended	52 weeks ended
	29 January 2005	31 January 2004	1 February 2003
	£m	£m	£m	Notes

Net cash inflow from operating activities	172.6	203.8	182.2	25(a)

Returns on investments and servicing of finance
Interest received	1.8	0.9	1.1
Interest paid	(11.6)	(11.9)	(17.6)

Net cash outflow from returns on investments and servicing of finance	(9.8)	(11.0)	(16.5)

Taxation paid	(56.5)	(69.0)	(57.3)

Capital expenditure:
Purchase of tangible fixed assets	(70.5)	(50.9)	(49.5)
Proceeds from sale of tangible fixed assets	0.2	0.2	1.3

Net cash outflow from capital expenditure	(70.3)	(50.7)	(48.2)

Equity dividends paid	(43.8)	(36.7)	(30.8)

Cash (outflow)/inflow before use of liquid resources and financing	(7.8)	36.4	29.4

Management of liquid resources:
Decrease/(increase) in bank deposits	24.5	(42.4)	(29.9)

Financing:
Proceeds from issue of shares	7.3	6.3	4.3
Purchase of own shares by ESOT	(9.5)	–	–
Repayment of bank loans	(8.1)	(12.1)	(12.1)

Cash outflow from financing	(10.3)	(5.8)	(7.8)

Increase/(decrease) in cash in the period	6.4	(11.8)	(8.3)

Reconciliation of net cash flow to movement in net debt

	52 weeks ended	52 weeks ended	52 weeks ended
	29 January 2005	31 January 2004	1 February 2003
	£m	£m	£m	Notes

Increase/(decrease) in cash in the period	6.4	(11.8)	(8.3)
Cash outflow from decrease in debt	8.1	12.1	12.1
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(24.5)	42.4	29.9

Change in net debt resulting from cash flows	(10.0)	42.7	33.7
Translation difference	6.4	17.5	27.9

Movement in net debt in the period	(3.6)	60.2	61.6
Opening net debt	(79.9)	(140.1)	(201.7)

Closing net debt	(83.5)	(79.9)	(140.1)	25(b)

Signet Group plc Annual Report & Accounts year ended 29 January 2005	69

Back to Contents

Consolidated statement of total recognised gains and losses
for the 52 weeks ended 29 January 2005

		52 weeks ended	52 weeks ended	52 weeks ended
		29 January 2005	31 January 2004	1 February 2003
			as restated (1)	as restated (1)
		£m	£m	£m

	Profit for the financial period	141.2	129.6	120.2
	Translation differences (net of £0.3 million tax charge (2004: £nil; 2003: £0.7 million credit))	(33.0)	(91.0)	(135.8)
	Actuarial (loss)/gain arising on pension asset (net of £1.7 million tax credit
	(2004: £2.8 million charge; 2003: £9.5 million credit))	(3.9)	6.4	(22.3)

	Total recognised gains and losses relating to the period	104.3	45.0	(37.9)
Prior year adjustments (note 17)	– amendment to FRS 5 (adopted in 2004/05)	(52.7)	–	–
	– FRS 17 (adopted in 2003/04)	–	(18.1)	–

	Total recognised gains and losses since last Annual Report	51.6	26.9	(37.9)

Note of consolidated historical cost profits and losses

	52 weeks ended	52 weeks ended		52 weeks ended
	29 January 2005	31 January 2004		1 February 2003
		as restated	(1)	as restated	(1)
	£m	£m		£m

Profit on ordinary activities before taxation	210.3	199.8		185.9
Realisation of property revaluation deficit	–	–		(0.1)

Historical cost profit on ordinary activities before taxation	210.3	199.8		185.8

Historical cost retained profit attributable to equity shareholders	89.2	86.4		84.0

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

70	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Consolidated shareholders’ funds

	Ordinary	Deferred	Share			Profit
	share	share	premium	Revaluation	Special	and loss
	capital	capital	account	reserve	reserves	account	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 2 February 2002
– as previously stated	8.5	0.1	48.3	3.0	38.3	585.5	683.7
– prior year adjustment (note 17)	–	–	–	–	–	(49.3)	(49.3)

– as restated	8.5	0.1	48.3	3.0	38.3	536.2	634.4
Retained profit attributable to equity shareholders	–	–	–	–	–	84.1	84.1
Shares issued to QUEST/ESOT	–	–	1.9	–	–	(1.9)	–
Exercise of share options	0.1	–	3.7	–	–	–	3.8
Redemption of deferred share capital	–	(0.1)	–	–	–	0.1	–
Transfer on property disposals	–	–	–	0.1	–	(0.1)	–
Actuarial loss recognised	–	–	–	–	–	(22.3)	(22.3)
Translation differences	–	–	–	–	63.4	(135.8)	(72.4)

Balance at 1 February 2003	8.6	–	53.9	3.1	101.7	460.3	627.6
Retained profit attributable to equity shareholders	–	–	–	–	–	86.4	86.4
Shares issued to QUEST/ESOT	–	–	1.8	–	–	(1.8)	–
Exercise of share options	–	–	5.0	–	–	–	5.0
Actuarial gain recognised	–	–	–	–	–	6.4	6.4
Translation differences	–	–	–	–	40.5	(91.0)	(50.5)

Balance at 31 January 2004	8.6	–	60.7	3.1	142.2	460.3	674.9
Retained profit attributable to equity shareholders	–	–	–	–	–	89.2	89.2
Shares issued to QUEST/ESOTs	–	–	2.5	–	–	(2.5)	–
Exercise of share options	0.1	–	4.8	–	–	1.6	6.5
Purchase of own shares by ESOT	–	–	–	–	–	(9.5)	(9.5)
Transfer on property disposals	–	–	–	1.2	–	–	1.2
Actuarial loss recognised	–	–	–	–	–	(3.9)	(3.9)
Translation differences	–	–	–	–	13.7	(33.0)	(19.3)

Balance at 29 January 2005(1)	8.7	–	68.0	4.3	155.9	502.2	739.1

(1)	Shareholders’ funds at 29 January 2005 include cumulative losses of £119.5 million (2004: £100.2 million losses, 2003: £49.7 million losses) in respect of translation differences (see note 22).

Signet Group plc Annual Report & Accounts year ended 29 January 2005	71

Back to Contents

Notes to the accounts

1. Principal accounting policies
The consolidated accounts of Signet Group plc and its subsidiary companies (“the Group”) are prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”). These principles differ in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). Application of US GAAP would have affected shareholders’ funds and results of operations at and for the 52 weeks ended 29 January 2005, the 52 weeks ended 31 January 2004 and the 52 weeks ended 1 February 2003 to the extent summarised in note 31. The following accounting policies are applied consistently in dealing with items which are considered material in relation to the accounts of the Group:

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

The consolidated accounts comply with the Accounting Standards issued by the Accounting Standards Board. The amendment to FRS 5, ‘Application Note G – Revenue Recognition’ has been implemented during 2004/05 which has resulted in a prior year adjustment as described in note 17.

(b) Consolidation
The Group accounts include the accounts of the Company and its subsidiary undertakings made up for the 52 week period ended 29 January 2005 (the comparatives are for the 52 week period ended 31 January 2004 and the 52 week period ended 1 February 2003). Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

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

72	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Revenue from the sale of extended service agreements in the US is deferred and recognised, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. This period is based on the historical claims experience of the US business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

Prior to the adoption of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ in 2004/05, the Group recognised the revenue from such extended service agreements at the date of sale, with provision being made for the estimated cost of future claims arising.

(e) Cost of sales
Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets. This includes inbound freight charges, purchasing and receiving costs, inspection and internal transfer costs.

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

Where the renewal of a lease is reasonably assured, the depreciation period for shopfronts, fixtures and fittings may exceed the remaining lease term.

Where appropriate, provision is made on assets that have a lower economic value than book value. Potentially impaired assets are identified by reviewing the cash contribution of individual stores where trading since the initial opening of the store has reached a mature stage. Where such stores deliver a low or negative cash contribution, the related store assets are considered for impairment by reference to the higher of net realisable value and value in use. Additionally, provision is made against tangible fixed assets relating to stores planned for closure.

(h) Stocks
Stocks represent goods held for resale and are valued at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method and includes overheads directly related to bringing stocks to their present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs. Provision is made for obsolete, slow moving or defective items.

(i) Vendor contributions
Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions which are received as general contributions and not against specific promotional events are allocated against stocks.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	73

Back to Contents

Notes to the accounts (continued)

(j) Debtors
Full provision is made for debts that are 90 days past their due date on a recency basis. A provision is also made based on the historical performance of the receivables portfolio.

(k) Shares in subsidiary undertakings
Shares in subsidiary undertakings are stated at cost, less amounts written off for any impairment in value.

(l) Leases
Rentals paid under operating leases are charged to the profit and loss account as incurred. Predetermined rent increases are recognised when they fall due, reflecting that these are generally intended to compensate for the expected cost of inflation. Amounts payable in respect of turnover leases are recognised in the period to which the turnover relates.

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

(m) Deferred taxation
Deferred taxation is provided on a full provision basis, without discounting, on all timing differences which have arisen but not reversed at the balance sheet date. Except where otherwise required by UK Accounting Standards no timing differences are recognised in respect of:

(a)	property revaluation surpluses where there is no commitment to sell the asset; and
(b)	additional tax which would arise if profits of overseas subsidiaries were distributed.

(n) Pension schemes
The Group Scheme, covering one of the executive directors and all participating eligible employees, provides benefits based on members’ salaries at retirement. The Group Scheme’s assets are held by the trustees and are completely separate from those of the Group.

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

The pension cost is assessed in accordance with the advice of independent qualified actuaries. Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives are provided through the Signet Group Funded Unapproved Retirement Benefits Scheme. Cash contributions under the Group’s defined contribution plans are charged to the profit and loss account as incurred.

(o) Net interest payable and similar charges
Purchased interest rate protection agreements are amortised to interest payable and similar charges over the term of the relevant agreement. All such interest rate protection agreements must be related to an asset or liability and must change the character of the interest rate by converting a variable rate to a fixed rate, or vice versa, to qualify for accrual accounting. In addition the term and notional amount of the swap, cap or floor must not exceed the term and principal amount of the debt or asset. Amounts payable or receivable under such agreements are accrued within net interest payable and similar charges in the profit and loss account and recorded as current assets or liabilities on the balance sheet.

74	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

(p) Liquid resources
Liquid resources comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

(q) Foreign exchange risk management
The Group enters into forward purchases of foreign currencies, principally the US dollar and the Euro in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases.

The forward currency purchases are recognised on the balance sheet when the contracts mature. They are accounted for in line with the forward asset underlining the hedged transition, whereby the gain or loss is recognised within the profit and loss account only when the future transaction is also accounted for through the profit and loss account.

(r) Commodity risk management
In order to ensure that values of assets and revenue protection should not be unnecessarily exposed to significant movements in the price of underlining precious metal raw material, the Group may enter into forward purchase contracts for commodities.

The overall amount and duration of such forward commodity contracts are dependent on the underlying buying needs of the operating companies and prevailing commodity prices. The forward commodity purchases are recognised on the balance sheet when the contracts mature. They are accounted for in line with the forward asset underlying the hedged transaction, whereby the gain or loss is recognised within the profit and loss account only when the future transaction is also accounted for through the profit and loss account.

(s) Share schemes
Options granted to employees to subscribe for the Group’s shares where the exercise price of the option is linked to performance, do not result in any compensation costs being recorded by the Group if the stated exercise price is equal to, or in excess of, the fair value of the underlying shares at the date of grant. The cost of the cash and share award elements of the Long Term Incentive Plan is charged to the profit and loss account evenly over the period from the award date to vesting, based on the level of award that is expected to be achieved.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	75

Back to Contents

Notes to the accounts (continued)

2. Segment information
The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts. The Group is managed as two operating segments, being the US and UK divisions. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board.

	2005	2004	2003
	£m	£m	£m

Sales by origin and destination(1):
UK	514.4	501.0	473.6
US	1,100.0	1,103.9	1,120.0

	1,614.4	1,604.9	1,593.6

Operating profit(1):
UK – Trading	78.2	76.6	64.7
– Group central costs(2)	(6.6)	(5.7)	(6.0)

	71.6	70.9	58.7
US	147.3	139.3	141.2

	218.9	210.2	199.9

Depreciation and amortisation:
UK	17.4	15.7	12.5
US	24.9	24.7	25.3

	42.3	40.4	37.8

Net interest payable/(receivable) and similar charges:
UK	(5.6)	(2.3)	(1.2)
US	14.2	12.7	15.2

	8.6	10.4	14.0

Additions to tangible fixed assets:
UK	28.8	17.8	16.4
US	41.7	33.1	33.1

	70.5	50.9	49.5

Tangible fixed assets:
UK	84.1	72.6	70.5
US	142.7	130.2	135.0

	226.8	202.8	205.5

Total assets(3):
UK	449.8	446.3	375.3
US	843.9	782.3	819.4

	1,293.7	1,228.6	1,194.7

Net assets(1)(4):
UK	222.9	209.9	126.2
US	599.7	544.9	641.5
Net debt	(83.5)	(79.9)	(140.1)

	739.1	674.9	627.6

(1)	2004 and 2003 restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).
(2)	Group central costs for 2005 include a net charge of £0.4 million relating to a property provision (2004: £nil; 2003: £0.5 million).
(3)	Total assets includes fixed and current assets but excludes current liabilities and debt.
(4)	Net debt has been excluded from the two operating segments.

76	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

3. Net interest payable and similar charges

	2005	2004	2003
	£m	£m	£m

Interest on bank loans and overdrafts	2.1	1.9	4.7
Interest expense of US securitisation facility	7.4	8.2	9.0
Interest on loan notes	0.9	1.7	2.5
Facilities fees and related costs	1.2	0.9	1.4

	11.6	12.7	17.6
Interest receivable	(1.8)	(1.7)	(1.1)

	9.8	11.0	16.5
Net interest credit on defined benefit pension scheme (note 20)	(1.2)	(0.6)	(2.5)

	8.6	10.4	14.0

4. Profit on ordinary activities before taxation

	2005	2004	2003
	£m	£m	£m

Profit on ordinary activities before taxation is stated after charging:
Depreciation – owned assets	41.3	37.6	34.8
Depreciation – assets held under finance leases	–	1.7	1.8
Goodwill amortisation	1.0	1.1	1.2
Fees payable to KPMG Audit Plc and their associates:
Audit services(1)	0.4	0.4	0.4
Further assurance services(2)	0.3	0.1	0.1
Tax services	–	–	0.3
Other services	–	–	–
Advertising	78.0	73.7	69.4
UK restructuring cost	1.7	–	–
Operating lease rentals – plant, machinery and vehicles	2.1	2.2	2.1
Operating lease rentals – property	133.9	136.7	135.5

(1)	Audit services include the fee for the statutory audit of the Company and of its subsidiaries.
(2)	Further assurance services were for work carried out in respect of the quarterly reviews and Christmas trading review, and, in 2005, includes advice given in respect of work on Section 404 of the Sarbanes-Oxley Act of 2002 and the implementation of International Financial Reporting Standards.

5. Foreign currency translation

The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:

	2005	2004	2003

Profit and loss (average rate)	1.86	1.68	1.53
Balance sheet (year end rate)	1.89	1.82	1.64

The effect of translation on foreign currency borrowings less deposits in the period was to decrease the Group’s net borrowings by £6.4 million (2004: £17.5 million decrease, 2003: £27.9 million decrease). The net effect of exchange rate movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a loss of £19.3 million (2004: £50.5 million loss, 2003: £72.4 million loss). This amount has been taken to reserves in accordance with SSAP 20.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	77

Back to Contents

Notes to the accounts (continued)

6. Directors and employees

	2005	2004	2003
	£m	£m	£m

Directors’ emoluments	2.3	2.0	2.6
Directors’ LTIP – cash	0.3	0.3	0.4
Directors’ LTIP(1) – share options (at market value)	0.4	0.5	0.6
Contributions to pension schemes in respect of directors	0.2	0.2	0.2

(1)	The market value of those options has been calculated using the share price as at 6 April 2005. The amount included for 2004 has been restated to reflect the market value of the option grant at vesting on 15 April 2004 rather than the market value as at 24 March 2004.

Details of directors’ emoluments are shown in the Board report on remuneration on page 54.

The aggregate emoluments (excluding amounts due under the LTIP) of the highest paid director, Terry Burman, as US Chief Executive and as Group Chief Executive were £1,199,000 (2004: £1,100,000; 2003: £1,217,000). The amounts due to him under the LTIP were £531,000 (2004: £601,000, restated; 2003: £631,000). For 2005, 50% of the amount due under the LTIP, £239,000, is payable in cash (2004: £201,000; 2003: £256,000) and the other 50% consists of the grant of an option to acquire shares in the Company (market value at 6 April 2005: £292,000). Additionally, pension contributions of £136,000 (2004: £142,000; 2003: £147,000) were made to money purchase schemes on his behalf. The gain made by him on the exercise of options in the Group was £2,090,959 (2004: £1,934,651; 2003: £4,364).

	2005	2004	2003
	Number	Number	Number
	of persons	of persons	of persons

Retirement benefits are accruing to the following numbers of directors under:
Money purchase schemes	1	1	1
Defined benefit schemes	1	1	1

The average number of full-time equivalent persons employed (including directors)
during the period, analysed by category and division, was:
Total Group:
Management	562	530	512
Administration	1,391	1,314	1,296
Distribution and sales staff	13,192	12,658	12,352

	15,145	14,502	14,160

UK:
Management	418	389	377
Administration	210	231	240
Distribution and sales staff	3,849	3,942	4,129

	4,477	4,562	4,746

US:
Management	144	141	135
Administration	1,181	1,083	1,056
Distribution and sales staff	9,343	8,716	8,223

	10,668	9,940	9,414

	£m	£m	£m

The aggregate Group staff costs were as follows:
Wages and salaries	281.4	276.9	282.5
Social security costs	23.2	22.5	22.1
Pension costs	4.7	4.4	4.2

	309.3	303.8	308.8

78	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

7. Taxation

	2005	2004	(1)	2003	(1)
	£m	£m		£m

Profit on ordinary activities before taxation:
UK	77.2	73.2		59.9
US	133.1	126.6		126.0

	210.3	199.8		185.9

	2005	2004	(1)	2003 (1)
	£m	£m		£m

Taxes on profit:
UK corporation tax payable	19.8	26.2		22.6
US taxes	25.9	36.2		55.6
Deferred taxation:
UK	0.5	0.5		(0.7)
US	22.9	7.3		(11.8)

	69.1	70.2		65.7

	2005	2004 (1)	2003 (1)
	£m	£m	£m

Sources of deferred taxation are as follows:
UK fixed assets (capital allowances)	0.4	(0.4)	0.1
US fixed assets	4.1	7.7	(3.9)
Stock valuation	2.5	4.3	(0.5)
Allowances for doubtful debts	(1.0)	(0.3)	–
Revenue deferral (extended service agreements)	13.3	(4.5)	(5.1)
Other timing differences	4.1	1.0	(3.1)

	23.4	7.8	(12.5)

The differences between the standard rate of corporation tax in the UK and the current and effective tax rates for the Group are explained below:

	2005	2004 (1)	2003 (1)
	%	%	%

UK statutory tax rates	30.0	30.0	30.0
Expenditure permanently disallowable for tax purposes, net of permanent undercharges	0.2	0.4	0.8
Differences between UK and US (including state) standard tax rates	4.8	5.2	4.7
Over provision in respect of previous periods	(2.1)	(0.4)	(0.2)
UK fixed assets (capital allowances)	(0.2)	0.2	(0.1)
US fixed assets	(1.9)	(3.9)	2.1
Stock valuation	(1.2)	(2.2)	0.3
Allowances for doubtful debts	0.4	0.2	–
Revenue deferral (extended service agreements)	(6.3)	2.2	2.7
Other timing differences	(1.9)	(0.5)	1.7

Current tax rate	21.8	31.2	42.0
Deferred tax rate	11.1	3.9	(6.7)

	32.9	35.1	35.3

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

Signet Group plc Annual Report & Accounts year ended 29 January 2005	79

Back to Contents

Notes to the accounts (continued)

The effective tax rate for the Group is higher than the UK statutory tax rate because the significant proportion of the Group’s business is conducted in the US where the combined federal and state tax rate approaches 40%. The Group’s future effective tax rate is also dependent on the movement in foreign exchange translation rates. It is anticipated that the effective tax rate for the Group in 2005/06 will be approximately 34%.

8. Dividends

	2005	2004	2003
	£m	£m	£m

Interim dividend paid of 0.375p per share (2004: 0.341p; 2003: 0.310p)	6.5	5.9	5.3
Final dividend proposed of 2.625p per share (2004: 2.160p; 2003: 1.800p)	45.5	37.3	30.8

	52.0	43.2	36.1

The interim dividend was paid on 5 November 2004. Subject to shareholder approval, the proposed final dividend is to be paid on 8 July 2005 to those shareholders on the register of members at close of business on 10 June 2005.

Signet Group QUEST Limited, the trustee of the Signet Group Qualifying Employee Share Trust, has waived its right to participate in any dividends declared by the Company in respect of shares held by it in the Company. The trustee has not held any shares since 16 July 2004 and no future dividend will be paid in respect of any shares held by it unless the Company shall have directed the trustee to accept any particular dividend.

Dividends received by individual US shareholders from qualified foreign corporations are subject to US federal income tax at a reduced rate of 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential dividend tax treatment. This US tax legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders of shares or ADSs are urged to consult their tax advisers regarding the application of this US tax legislation to their particular circumstances.

9. Earnings per share

	2005		2004	(1)	2003	(1)

Profit for the financial period (£m)	141.2		129.6		120.2

Basic weighted average number of shares in issue (million)	1,731.6		1,718.4		1,710.7
Dilutive effect of share options (million)	6.0		12.5		16.4

Diluted weighted average number of shares (million)	1,737.6		1,730.9		1,727.1

Earnings per share – basic	8.2	p	7.5	p	7.0	p
Earnings per share – diluted	8.1	p	7.5	p	7.0	p

The basic weighted average number of shares in issue excludes those shares held in the QUEST (see note 21).

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17) .

80	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

10. Intangible fixed assets

Purchased
goodwill
£m

Cost:
At 31 January 2004	20.4
Translation differences	(0.7)

At 29 January 2005	19.7

Amortisation:
At 31 January 2004	3.6
Charged in period	1.0
Translation differences	(0.1)

At 29 January 2005	4.5

Net book value:

At 29 January 2005	15.2

At 31 January 2004	16.8

The purchased goodwill above arose on the acquisition of Marks & Morgan on 31 July 2000 and will be amortised over 20 years. Consequently, under current UK GAAP, the amortisation expense would be expected to be £1.0 million for each of the subsequent financial years to 2019/20. This may be affected by movements in exchange rates. An impairment review was performed at 29 January 2005, concluding that the carrying value of £15.2 million does not require an impairment adjustment.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	81

Back to Contents

Notes to the accounts (continued)

11. Tangible fixed assets

	Land and buildings			Plant,	Shopfronts
				machinery	fixtures and
	Freehold	Long leasehold	Short leasehold	and vehicles	fittings	Total
	£m	£m	£m	£m	£m	£m

Cost or valuation:
At 31 January 2004	17.4	1.9	121.2	60.2	252.8	453.5
Additions	–	–	14.2	11.7	44.6	70.5
Disposals	–	–	(1.2)	(0.4)	(3.2)	(4.8)
Translation differences	–	–	(4.5)	(1.6)	(5.7)	(11.8)

At 29 January 2005	17.4	1.9	129.7	69.9	288.5	507.4

Amortisation:
At 31 January 2004	1.7	0.1	63.7	43.2	142.0	250.7
Charged in period	0.2	–	9.2	6.2	25.7	41.3
Disposals	–	–	(1.2)	(0.3)	(3.1)	(4.6)
Translation differences	–	–	(2.4)	(1.3)	(3.1)	(6.8)

At 29 January 2005	1.9	0.1	69.3	47.8	161.5	280.6

Net book value:

At 29 January 2005	15.5	1.8	60.4	22.1	127.0	226.8

At 31 January 2004	15.7	1.8	57.5	17.0	110.8	202.8

Cost or valuation All fixed assets are stated at cost with the exception of all UK freehold and long leasehold properties which are stated on the basis of their latest professional valuation. An external valuation was undertaken by NAI Gooch Webster, Chartered Surveyors, at 2 February 2002. The valuation was in accordance with the Royal Institute of Chartered Surveyors’ Appraisal and Valuation Manual. A total of 14 were valued on an existing use basis and are stated at net realisable value, and one was valued on an open market basis and is stated on that basis. At 29 January 2005, an internal interim valuation was carried out by a professionally qualified surveyor. The valuation was in accordance with the Royal Institute of Chartered Surveyors’ Appraisal and Valuation Manual. The results of the valuation show no significant differences to the 2002 valuation.

Freehold properties in the consolidated balance sheet include £7.4 million of depreciable assets (2004: £7.5 million). The net book value of shopfronts, fixtures and fittings held under finance leases is £nil (2004: £7.5 million).

	2005	2004
	£m	£m

Freehold and long leasehold land and buildings are stated at:
Cost	1.5	1.5
Valuation	17.8	17.8

	19.3	19.3

The net book value of freehold and long leasehold land and buildings on an historical cost basis would be:
Cost	26.0	26.0

Depreciation	(7.9)	(7.7)

	18.1	18.3

82	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

12. Stocks
Stocks constitute goods held for resale.

Subsidiary undertakings held £87.2 million of consignment stocks at 29 January 2005 (2004: £83.1 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the stocks to the relevant suppliers without financial or commercial penalties and the supplier can vary stock prices.

Stock provisions
	Balance at			Balance at
	beginning of	Charged to
	period	profit	Utilised	end of period
52 weeks ended	£m	£m	£m	£m

1 February 2003	7.9	19.5	(21.3)	6.1
31 January 2004	6.1	16.8	(18.4)	4.5
29 January 2005	4.5	18.4	(18.0)	4.9

Stock provisions have been made for obsolete, slow-moving and damaged stock on a consistent basis.

13. Debtors

	2005	2004
	£m	£m

Trade debtors (net of allowances):
– US receivables programme	319.0	292.9
– Other	10.8	8.7

	329.8	301.6
Other debtors	25.4	22.5
Corporation tax recoverable	1.1	0.6
Prepayments and accrued income	14.7	13.6

Debtors recoverable within one year	371.0	338.3
Debtors recoverable after more than one year(1) – deferred taxation (note 18)	4.3	26.9

	375.3	365.2

(1)	2004 restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

Allowances for doubtful debts
52 weeks ended	Balance at beginning of period £m	Charged to profit £m	Utilised £m (1)	Balance at end of period £m

1 February 2003	26.3	39.1	(44.1)	21.3
31 January 2004	21.3	36.9	(38.4)	19.8
29 January 2005	19.8	37.4	(35.6)	21.6

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	83

Back to Contents

Notes to the accounts (continued)

14. Cash at bank and in hand

	2005	2004
	£m	£m

Bank deposits	101.8	127.4
Other cash	0.6	0.6

	102.4	128.0

15. Creditors: amounts falling due within one year

	2005 £m	2004 as restated £m	(1)

Bank overdrafts	42.8	51.1
Bank loans falling due within one year	2.4	–
Loan notes	7.9	8.2
Obligations under finance leases	–	2.4
Trade creditors	41.4	55.6
Corporation tax	43.8	54.2
Social security and PAYE	2.8	1.4
Other taxes	22.1	23.5
Deferred income from extended service agreements	42.1	38.8
Other creditors	4.1	5.3
Accruals and other deferred income	96.7	87.8
Proposed dividend	45.5	37.3

	351.6	365.6

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

The weighted average interest rate on short-term borrowings at 29 January 2005 was 2.39% (31 January 2004: 1.85%).

16. Creditors: amounts falling due after more than one year

	2005 £m	2004 as restated £m	(1)

Loan notes falling due between one and two years	–	8.3
Bank loans falling due between one and two years	132.8	137.9
Deferred income from extended service agreements	55.1	51.4
Other creditors	12.3	11.0

	200.2	208.6

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

In September 2004 the Group entered into an unsecured $390 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate at a maximum margin of 0.55% above LIBOR. The facility replaced the $410 million facility that was due to expire August 2006. From commencement, the applicable margin has been 0.40% above LIBOR. At 29 January 2005 the amount outstanding under this facility was $nil.

Commitment fees are paid on the undrawn portion of this credit facility at a rate of 40.0% of the applicable margin.

84	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The principal financial covenants on this facility are as follows:
•	The ratio of Consolidated Net Debt to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) shall not exceed 3:1;
•	Consolidated Net Worth (total net assets) must not fall below £400 million; and
•	The ratio of Consolidated EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

In July 1998 the Group entered into a $60 million seven year unsecured note issue with a fixed interest rate of 7.25%. This note issue is repayable in four equal annual instalments of $15 million, which commenced in July 2002. At 29 January 2005 the amount outstanding under this note issue was $15 million.

The principal financial covenants on this note issue are as follows:
•	Gearing (net debt, excluding the US receivables funding, expressed as a percentage of total net assets) must not exceed 60.0%;
•	Consolidated net worth (total net assets) must not fall below £300 million; and
•	Interest cover must not fall below three times.

In the US, in November 2001, the Company refinanced its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ends in December 2005, with a final expected principal payment date in November 2006. The aggregate outstanding principal amount of the certificates amounted to $251 million at 29 January 2005 (31 January 2004: $251 million).

Undrawn committed borrowing facilities
	2005	2004
	£m	£m

Expiring within one year	–	38.5
Expiring between two and five years	206.4	225.3

	206.4	263.8

17. Prior year adjustments
Adoption of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’
The accounting policy in respect of extended service agreements in the US was changed following an amendment to FRS 5 ‘Reporting the Substance of Transactions’ in the form of ‘Application Note G – Revenue Recognition’. The Group now spreads the revenue arising from the sale of such agreements, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group has restated prior years. Therefore the previously reported 2003/04 results now reflect a decrease in sales of £12.3 million (2002/03: £14.4 million) and a reduction in profit before tax of £12.1 million (2002/03: £14.0 million). Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 is £199.8 million (2002/03: £185.9 million). The effect on brought forward reserves at 31 January 2004 is a reduction of £52.7 million net of deferred tax, with shareholders’ funds at 31 January 2004 therefore restated to £674.9 million.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	85

Back to Contents

Notes to the accounts (continued)

Adoption of FRS 17 – ‘Retirement Benefits’ in 2003/04
It was previously the Group’s policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (the “Group Scheme”) over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of £19.1 million was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of £5.7 million was also carried on the balance sheet at 1 February 2003.

The adoption of FRS 17 – ‘Retirement Benefits’ led to the write-off of the £19.1 million pension asset previously recognised under SSAP 24 and provision for the deficit of £6.7 million in the Group Scheme as at 1 February 2003. This £6.7 million deficit has been classified as a creditor falling due after more than one year. The £5.7 million deferred tax liability associated with the SSAP 24 pension asset has been written back and a £2.0 million deferred tax asset has been recognised in respect of the deficit provided for under FRS 17 at 1 February 2003. The total net adjustment of £18.1 million arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders’ funds as at 1 February 2003.

The consolidated statement of total recognised gains and losses has been restated for the 52 weeks ended 1 February 2003 to include the actuarial losses on pension assets arising during that period net of deferred tax, calculated in accordance with FRS 17. This amounted to £22.3 million.

The profit and loss account for the 52 weeks ended 1 February 2003 was restated to reflect a reduction in operating profit of £2.3 million, and a non-cash credit of £2.5 million to net interest payable and similar charges resulting in a net increase in profit before tax of £0.2 million.

18. Deferred taxation

	29 January 2005			31 January 2004(1)

	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total
	£m	£m	£m	£m	£m	£m

UK fixed assets (capital allowances)	0.8	–	0.8	1.1	–	1.1
US fixed assets	–	(12.4)	(12.4)	–	(8.7)	(8.7)
Stock valuation	–	(16.3)	(16.3)	–	(14.4)	(14.4)
Allowances for doubtful debts	7.7	–	7.7	7.0	–	7.0
Revenue deferral (extended service agreements)	17.3	–	17.3	32.3	–	32.3
Other timing differences	7.2	–	7.2	9.6	–	9.6
UK property related, net	1.6	–	1.6	1.9	–	1.9
Value of UK capital losses carried forward	15.8	–	15.8	16.1	–	16.1

Total deferred tax asset/(liability)	50.4	(28.7)	21.7	68.0	(23.1)	44.9
Valuation allowance	(17.4)	–	(17.4)	(18.0)	–	(18.0)

Deferred tax asset/(liability)	33.0	(28.7)	4.3	50.0	(23.1)	26.9

UK			3.3			2.6
US			1.0			24.3

Deferred tax asset			4.3			26.9

The difference on translation in respect of deferred tax posted directly to reserves in the period ended 29 January 2005 was £0.5 million (2004: £0.6 million).

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17)

86	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Movement in deferred tax asset:

Total
£m

At 31 January 2004(1)	26.9
Transfers	1.3
Charge in the period to the profit and loss account	(23.4)
Difference on translation	(0.5)

At 29 January 2005	4.3

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

19. Provisions for liabilities and charges: other provisions

Total
£m

At 31 January 2004	6.4
Charge in the period to the profit and loss account	(0.1)
Utilisation	(0.5)

At 29 January 2005	5.8

The provision is for onerous leases and includes the discounted cash flows of future net obligations in respect of vacant properties and the rental shortfall on properties which are sublet at below the current rent.

20. Pension schemes
The Group operates one defined benefit pension scheme in the UK, the Group Scheme, for all eligible employees who meet minimum age and service requirements. The assets of the Group Scheme, which is a funded scheme, are held in a separate trustee administered fund which is independently managed. The trustees of the Group Scheme during the year were Walker Boyd, John Gillum, John Hartwright (to 30 October 2004) and The Law Debenture Pension Trust Corporation p.l.c. (independent trustee). Contributions to the Group Scheme are assessed in accordance with the advice of independent qualified actuaries using the attained age method of valuation. Where appropriate, supplementary pension and life assurance for UK directors and senior executives is provided through the Signet Group Funded Unapproved Retirement Benefits Scheme.

An actuarial valuation of the Group Scheme was carried out as at 5 April 2003. Results of that valuation have been updated to January 2005 by an independent qualified actuary.

As the Group Scheme is closed to new entrants, under the projected unit method the current service cost will increase as a percentage of salaries as its members approach retirement.

In the US, the Group sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The assets of this plan are held in a separate trust managed by KeyBank and under it, the Group matches 25% of up to the first 6% of employee elective salary deferrals. The Group has also established, in the US, an unfunded, unqualified deferred compensation plan which permits certain management employees to elect annually to defer all or a portion of their remuneration and earn a guaranteed interest rate on the deferred amounts. The plan also provides for a Group matching contribution based on each participant’s annual remuneration deferral. In connection with this plan, the Group has invested in trust owned life insurance policies. In June 2004 the Group introduced a defined contribution plan which replaced the Group Scheme for new UK employees.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	87

Back to Contents

Notes to the accounts (continued)

	2005	2004	2003
	£m	£m	£m

The Group pension cost for the period comprises:
Charge to operating profit
UK net service cost	(2.9)	(2.5)	(2.3)
US retirement savings plan	(1.8)	(1.9)	(1.9)

	(4.7)	(4.4)	(4.2)
Credit to net interest payable and similar charges
Expected return on Group Scheme assets	6.6	5.3	7.1
Interest on Group Scheme liabilities	(5.4)	(4.7)	(4.6)

	(3.5)	(3.8)	(1.7)

The financial assumptions used by the actuary to calculate the Group Scheme liabilities were:

	2005	2004	2003

Rate of increase in salaries	4.3%	4.3%	3.9%
Rate of increase in deferred pensions during deferment	2.8%	2.8%	2.4%
Rate of increase in pensions in payment(1)	2.8%	2.8%	2.4%
Discount rate	5.3%	5.6%	5.4%
Inflation assumption	2.8%	2.8%	2.4%

(1)	For the majority of members.

The assets in the Group Scheme and the expected rates of return (net of administration expenses) were:

	Long-term rate		Long-term rate		Long-term rate
	of return		of return		of return
	expected	Value at	expected	Value at	expected	Value at
	2005	2005	2004	2004	2003	2003
	%	£m	%	£m	%	£m

Equities and property	7.3	74.8	7.5	70.0	7.1	65.4
Bonds	4.7	28.4	4.9	26.3	4.5	15.3
Cash	4.5	3.3	4.0	3.4	3.6	1.5

Total market value of assets		106.5		99.7		82.2
Present value of Group Scheme liabilities		(108.4)		(97.9)		(88.9)

(Deficit)/surplus in the Group Scheme		(1.9)		1.8		(6.7)
Related deferred tax asset/(liability)		0.6		(0.6)		2.0

Net pension (liability)/asset		(1.3)		1.2		(4.7)

Analysis of pension costs charged to operating profit

	2005	2004	2003
	£m	£m	£m

Current service cost	2.9	2.5	2.3
Past service cost	–	–	–

Total operating charge	2.9	2.5	2.3

88	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Analysis of amounts included in net interest payable and similar charges
	2005	2004	2003
	£m	£m	£m

Expected return on Group Scheme assets	6.6	5.3	7.1
Interest on Group Scheme liabilities	(5.4)	(4.7)	(4.6)

Net return	1.2	0.6	2.5

Analysis of amount recognised in the statement of total recognised gains and losses (“STRGL”)
	2005	2004	2003
	£m	£m	£m

Actual return less expected return on Group Scheme assets	(0.3)	15.3	(29.0)
Experienced gains and losses arising on Group Scheme liabilities	–	(3.3)	–
Changes in assumptions	(5.3)	(2.8)	(2.8)

Actuarial (loss)/gain	(5.6)	9.2	(31.8)
Deferred tax	1.7	(2.8)	9.5

Recognised in STRGL	(3.9)	6.4	(22.3)

The movement in the surplus during the year was as follows:
	2005	2004
	£m	£m

Surplus/(deficit) in Group Scheme at beginning of year	1.8	(6.7)
Current service cost	(2.9)	(2.5)
Contributions paid	3.6	1.2
Past service cost	–	–
Interest return	1.2	0.6
Actuarial (loss)/gain	(5.6)	9.2

(Deficit)/surplus in the Group Scheme at end of year	(1.9)	1.8

History of experience gains and losses
	2005	2004	2003	2002

Difference between expected and actual return on Group Scheme
assets (£ million)	0.3	15.3	(29.0)	(19.7)
Percentage of Group Scheme assets	0%	15%	-35%	-18%
Experience gains and losses on Group Scheme liabilities (£ million)	–	(3.3)	–	2.1
Percentage of Group Scheme liabilities	0%	-3%	–	3%
Total amount recognised in STRGL – gross (£ million)	(5.6)	9.2	(31.8)	(20.4)
Percentage of Group Scheme liabilities	-5%	9%	-36%	-25%

Signet Group plc Annual Report & Accounts year ended 29 January 2005	89

Back to Contents

Notes to the accounts (continued)

21. Share capital

	2005	2004
	£m	£m

Authorised:
5,929,874,019 Ordinary shares of 0.5p each (2004: 5,929,874,019)	29.6	29.6

	Number of shares	£m

Allotted, called up and fully paid:
Ordinary shares of 0.5p each
At 31 January 2004	1,726,190,848	8.6
Shares issued to QUEST	44,019	–
Shares issued to ESOT	249,485	–
Shares issued to 2004 ESOT	3,053,404	–
Other share options exercised	6,077,396	0.1

At 29 January 2005 total allotted, called up and fully paid	1,735,615,152	8.7

The consideration received in respect of the 9.4 million shares issued during the year was £4.8 million (2004: £6.3 million).

The trustee of the QUEST, Signet Group QUEST Limited (a subsidiary of the Company), held 41,065 shares at 31 January 2004. In the year ended 29 January 2005 the trustee subscribed in cash for 44,019 shares at 113p per share on 14 June 2004. This subscription price was the market price on 11 June 2004, the last business day before the dates on which the respective terms of issue were fixed. These shares were all subscribed for in order to provide shares to satisfy the exercise of options under the Group’s savings-related share option scheme for UK employees. In aggregate the subscription monies amounted to £49,741. In the year ended 29 January 2005 the trustee transferred 85,084 shares to holders of savings-related options pursuant to the exercise of such options. The trustee held nil shares at 29 January 2005 and nil shares at 6 April 2005. The aggregate market value of the shares at 29 January 2005 was £nil (31 January 2004: £0.04 million). The investment in these shares is recorded as £nil in the Company’s accounts.

In the year ended 29 January 2005 the trustee of the ESOT subscribed in cash for a total of 249,485 shares at an average price of 109.94p per share. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed and varied between 103.00p and 114.00p per share. These shares were all subscribed for in order to provide shares to satisfy the exercise of executive share options granted to UK employees. In aggregate the subscription monies amounted to £105,000.

In the year ended 29 January 2005 the trustee of the 2004 ESOT subscribed in cash for a total of 3,053,404 shares at an average price of 112.61p per share. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed and varied between 106.25p and 117.25p per share. These shares were all subscribed for in order to provide shares to satisfy the exercise of executive share options granted to US employees. In aggregate the subscription monies amounted to £1,726,499.

On various dates during the year ended 29 January 2005 a total of 6,077,396 shares were subscribed for in cash by holders of options, at prices between 33.75p and 75.25p per share. The subscription prices were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between 102.25p and 117.75p and in aggregate the subscription monies amounted to £2,937,537. Details of options in respect of shares are shown in note 27 on page 95.

The trustee of the ESOTs, Mourant & Co. Trustees Limited, did not hold any shares at 31 January 2004. In the year ended 29 January 2005 the trustee subscribed in cash for a total of eight million shares at an average price of 118p per share. These shares were all purchased in the market in order to provide shares to satisfy the exercise of executive share options granted to UK employees. In the year ended 29 January 2005 the trustee transferred 3,389,161 shares to holders of such options. At 29 January 2005 the trustee held 4,610,839 shares and 4,443,869 at 6 April 2005.

90	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

22. Reserves

	Share
	premium	Revaluation	Special	Profit and
	account	reserve	reserves	loss account
	£m	£m	£m	£m

At 31 January 2004 – as previously stated	60.7	3.1	142.2	513.0
Prior year adjustment (note 17)	–	–	–	(52.7)

At 31 January 2004	60.7	3.1	142.2	460.3
Retained profit attributable to equity shareholders	–	–	–	89.2
Shares issued to QUEST/ESOTs	2.5	–	–	(2.5)
Exercise of share options	4.8	–	–	1.6
Purchase of own shares	–	–	–	(9.5)
Transfer on property disposals	–	1.2	–	–
Actuarial loss recognised	–	–	–	(3.9)
Translation differences	–	–	13.7	(33.0)

At 29 January 2005	68.0	4.3	155.9	502.2

The revaluation reserve represents the unrealised surplus arising from revaluing freehold and long leasehold properties.

Exchange gains of £0.3 million (2004: £1.6 million gain) on foreign currency loans have been offset in reserves against exchange movements on the net investment in overseas subsidiary undertakings.

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

At 29 January 2005, after taking into account the recommended final dividend of 2.625p per share, the holding company had distributable reserves of £116.0 million (31 January 2004: £114.8 million). There are additional potentially distributable reserves held in subsidiary companies.

Exchange differences arising on the retranslation of purchased goodwill have been written off against the profit and loss account reserve. This amount has been transferred to the special reserve where the initial purchased goodwill had previously been eliminated. Cumulative goodwill write-offs at underlying foreign currency amounts included in the special reserve amount to £556.1 million (31 January 2004: £569.8 million).

The Group’s total recognised gains and losses differ from the net profit for the period (as set out in the Group profit and loss account) in respect of foreign currency translation adjustments amounting to an aggregate loss of £19.3 million for the period ended 29 January 2005 (2004: £50.5 million loss; 2003: £72.4 million loss). The foreign currency translation adjustments are set out in the statement of total recognised gains and losses.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	91

Back to Contents

Notes to the accounts (continued)

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are set out in the table below:

	2005	2004	2003
	£m	£m	£m

Balance at end of previous period	(100.2)	(49.7)	22.7
Movement in period	(19.3)	(50.5)	(72.4)

Balance at end of period	(119.5)	(100.2)	(49.7)

The cumulative adjustments to property valuations are £8.1 million (2004: £6.9 million; 2003: £6.9 million). The tax effect of the cumulative adjustments to property valuations is £nil.

23. Commitments
The Group occupies certain properties and holds plant, machinery and vehicles under operating leases. The property leases usually include renewal options and escalation clauses and in the US generally provide for contingent rentals based on a percentage of lease defined revenues.

The minimum payments in respect of operating leases for the 52 weeks to 28 January 2006 to which the Group was committed as at 29 January 2005 were as follows:

	Plant
	machinery	Leasehold
	& vehicles	premises	Total
	£m	£m	£m

Operating leases which expire:
Within one year	0.2	4.7	4.9
In the second to fifth years	1.8	30.9	32.7
Over five years	–	90.3	90.3

At 29 January 2005	2.0	125.9	127.9

At 31 January 2004	2.2	118.2	120.4

The future minimum payments for operating leases having initial or non-cancellable terms in excess of one year are as follows:

£m

Period ending on or about 31 January:
2006	127.9
2007	122.4
2008	116.6
2009	111.3
2010	102.6
Thereafter	565.0

1,145.8

Capital commitments at 29 January 2005 for which no provision has been made in these consolidated accounts were as follows:

	2005	2004
	£m	£m

Contracted	16.1	16.8

92	Signet Group plc Annual Report & Accounts year ended 29 January 2005

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

25.  Notes to the consolidated cash flow statement
(a) Reconciliation of operating profit to operating cash flows

	2005	2004(1)	2003(1)
	£m	£m	£m

Operating profit	218.9	210.2	199.9
Depreciation and amortisation charges	42.3	40.4	37.8
Increase in stocks(2)	(52.3)	(44.9)	(44.9)
Increase in debtors(2)	(44.5)	(31.1)	(26.5)
Increase in creditors(2)	8.8	30.3	15.4
(Decrease)/increase in other provisions(2)	(0.6)	(1.1)	0.5

Net cash inflow from operating activities	172.6	203.8	182.2

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ’Application Note G – Revenue Recognition’ (see note 17).
(2)	The change in each year is stated after eliminating the impact of foreign exchange translation between opening and closing balance sheet dates.

(b) Analysis of net debt

	At 31 January		Exchange	Other	At 29 January
	2004	Cash flow	movement	movements	2005
	£m	£m	£m	£m	£m

Cash at bank and in hand	0.6	–	–	–	0.6
Bank overdrafts	(51.1)	6.4	1.9	–	(42.8)

	(50.5)	6.4	1.9	–	(42.2)

Debt due after more than one year	(146.2)	–	5.5	7.9	(132.8)
Debt due within one year	(10.6)	8.1	0.1	(7.9)	(10.3)
Bank deposits	127.4	(24.5)	(1.1)	–	101.8

	(29.4)	(16.4)	4.5	–	(41.3)

Total	(79.9)	(10.0)	6.4	–	(83.5)

Signet Group plc Annual Report & Accounts year ended 29 January 2005	93

Back to Contents

Notes to the accounts (continued)

26. Financial instruments
The Group may enter into various interest rate protection agreements, particularly interest rate caps and floors, in order to limit the impact of movements in interest rates on its borrowings. It is the policy of the Group to enter into interest rate protection agreements on at least 75% of its forecast US dollar borrowings. The Group does not hold or issue derivative financial instruments for the purpose of trading those instruments. Details of borrowings are shown in note 16 on page 84.

The weighted average interest rate of the fixed rate financial liabilities is 5.5%. The weighted average period for which interest rates on the fixed rate financial liabilities are fixed is 1.7 months. There are no interest-free financial liabilities.

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

The Group also enters into forward purchase contracts for commodities in order to ensure that values of assets and revenue protection should not be unnecessarily exposed to significant movements in the price of underlying precious metal raw material.

The overall amount and duration of such forward commodity contracts are dependent on the underlying buying needs of the operating companies and prevailing commodity prices.

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

Forward purchases of foreign currencies and commodities
The fair value of outstanding forward purchases of foreign currencies was estimated to be a liability of £0.8 million at 29 January 2005 (31 January 2004: £2.9 million liability). The net carrying amount of these forward purchases at 29 January 2005 was £nil (31 January 2004: £nil). The fair value of outstanding forward purchases of commodities was estimated to be a liability of £0.02 million on 29 January 2005 (31 January 2004: £2.1 million liability). The net carrying amount of these forward purchases at 29 January 2005 was £nil (31 January 2004: £nil). Fair values are calculated with reference to the contracted commodity prices or foreign currency exchange rates and those prevailing at the balance sheet date.

Cash at bank and in hand, and trade accounts payable
The carrying amount is considered to approximate to fair value because of the short maturity of these instruments.

Accounts receivable
Accounts receivable primarily represent credit card receivables. The carrying value of credit card receivables is considered to approximate to fair value because of their short-term nature and the interest rates being used approximating current market origination rates. Other accounts receivables’ carrying amounts are considered to approximate to fair value because of their short maturity.

94	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Debt
The fair value of the Group’s debt is considered to approximate to carrying value at 29 January 2005 since the rates associated with the debt at that time are consistent with the facilities agreements entered into in August 2001 and January 2002. The rates in the facilities agreements are deemed to be current market rates.

Currency profile
The Group’s net debt includes the following balances denominated in foreign currency:

	2005	2004
	£m	£m

US dollars – cash	62.8	67.4
US dollars – debt	(180.4)	(192.9)

Interest rate protection agreements
No interest rate protection agreements were in place at 29 January 2005 because more than 75% of the Group’s forecast US dollar borrowings were covered by fixed rate borrowings.

27. Share options
At 29 January 2005 options in respect of 42,602,756 shares were outstanding (including 12,009,124 for directors and officers of the Group) under the Company’s executive share option schemes and sharesave schemes as follows:

Date granted	Number	Exercise
	of shares	price

October 1997	237,036	33.75p
October 1997	80,734	$0.55
April 1998	570,868	43.25p
April 1998	88,704	$0.72
April 1999	2,329,410	49.75p
April 1999	273,013	$0.80
May 2000	1,425,228	57.00p
May 2000	411,036	$0.87
May 2001	1,347,394	75.25p
May 2001	1,406,310	$1.08
October 2001	248,000	62.50p
November 2001(1)	379,240	50.00p
November 2001(1)	12,723	50.00p
April 2002	1,743,098	120.00p
April 2002	4,358,638	$1.72
November 2002(1)	50,970	$1.10
November 2002(1)	2,286,958	67.00p
November 2002(1)	25,723	67.00p
April 2003	2,723,037	82.25p
April 2003	4,541,986	$1.30
July 2003	397,435	97.50p
July 2003	4,059,156	$1.59
November 2003(1)	646,020	$1.60
November 2003(1)	1,020,777	90.00p
November 2003(1)	8,141	90.00p
April 2004	6,486,983	$2.05
April 2004	2,672,045	111.25p
September 2004	108,489	106.00p
November 2004(1)	898,350	$1.64
November 2004(1)	1,751,544	86.25p
November 2004(1)	13,710	86.25p

	42,602,756

(1)	The Company has taken advantage of the exception currently permitted under UITF 17 not to take account of the discounts on market price under the sharesave schemes as a charge to the profit and loss account.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	95

Back to Contents

Notes to the accounts (continued)

The Company’s share option schemes comprise four executive share option schemes (the “1993 Scheme”, the “2003 Approved Plan”, the ‘’2003 International Plan’’ and the “2003 US Plan”, together the “Executive Schemes”) and three all-employee share option schemes (a savings related share option scheme for the UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the ‘’Irish Sharesave Scheme”), together the “Sharesave Schemes”).

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

The Executive Schemes and Sharesave Schemes may be operated in conjunction with one or more employee share ownership trusts (the “ESOT’’, “2004 ESOT” or “QUEST”) which may acquire shares in the Company for the purposes of satisfying the exercise of options.

Executive directors and some senior executives have also been granted awards under the Signet Group plc 2000 Long Term Incentive Plan (“LTIP”). The vesting of these awards and the extent of vesting depends on the achievement of specified performance conditions. On vesting, 50% of an award is to be made in cash and the other 50% by the grant of an option to acquire shares for a nominal amount. In the event of an award vesting the number of shares to be placed under option would be calculated by dividing 50% of the value of the vested award by the middle market share price on the London Stock Exchange on the dealing day prior to the grant of the award. As the final value of an award cannot be calculated until it vests, the total number of shares over which options might eventually be granted is at present not known and therefore not shown in the above table. The LTIP operates in conjunction with an employee share ownership trust which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

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

The following table summarises the status of rights granted under the Company’s share option schemes at 29 January 2005, 31 January 2004 and 1 February 2003, and changes during the years ended on those dates. For the reason explained above the total number of shares which might be placed under option under the LTIP is not known.

	Number of shares (million)

	2005	2004	2003

Outstanding at beginning of period (at prices from 33.75p to 120.00p)	44.7	43.9	43.0
Granted at 86.25p, 106.00p, 111.25p, $1.64 and $2.05 (2004: 82.25p, 90.00p,
97.50p, $1.31, $1.59 and $1.60)	12.1	14.0	10.4
Exercised (including through QUEST, ESOT and 2004 ESOT)	(12.9)	(11.8)	(7.7)
Lapsed or forfeited	(1.3)	(1.4)	(1.8)

	42.6	44.7	43.9

96	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Share scheme limits
The Executive Schemes are subject to the following limits on the number of shares that may be issued:

(a)	the maximum number of shares that have been or may be issued pursuant to options granted under the Executive Schemes and any other discretionary share option scheme adopted by the Company may not exceed 5% of the shares from time to time in issue in any ten year period;

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

2000 LTIP limits
The number of shares which may be issued or issuable pursuant to the LTIP (including to the ESOT and 2004 ESOT), when aggregated with any shares issued or issuable by the Company in the preceding ten years under any employees’ share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. The number of shares which may be issued or issuable pursuant to the LTIP (including to the ESOT and 2004 ESOT), when aggregated with all shares issued or issuable by the Company in the preceding ten years under any other employees’ share scheme, is limited to 10% of the Company’s issued share capital from time to time.

Outstanding options
The following table summarises certain information concerning options outstanding under the Company’s share option schemes as at 29 January 2005:

	Number of		Weighted
	shares	Range of	average	Range of
	issuable	exercise prices	exercise prices	expiration
	upon exercise	per share	per share	dates

1993 Scheme	21,784,492	33.75p – 120.00p	73.40p	10/2007 – 4/2013
		$0.55 – $1.72	$1.40	10/2007 – 4/2013
2003 Approved Plan	474,958	106.00p – 111.25p	110.94p	4/2014 – 9/2014
2003 International Plan	2,703,011	97.50p – 111.25p	109.07p	7/2013 – 9/2014
2003 US Plan	10,546,139	$1.59 – $2.05	$1.87	7/2013 – 4/2014
Sharesave Scheme	5,438,519	50.00p – 90.00p	76.33p	6/2005 – 6/2008
Employee Stock Savings Plan	1,595,340	$1.10 – $1.64	$1.61	1/2004 – 1/2007
Irish Sharesave Scheme	60,297	50.00p – 90.00p	70.90p	6/2005 – 6/2008

Performance criteria

(i) Executive share option schemes
– UK executives
For UK executives the personal performance of participants will be assessed on each occasion that share option grants take place. Grants will be subject to a minimum required annual rate of compound growth in earnings per share above inflation of 3%.

Performance will be measured over three years from the start of the financial year in which the award is made, and may then be measured from the same start point to the end of the fourth and fifth years if not previously satisfied.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	97

Back to Contents

Notes to the accounts (continued)

– US executives
For US executives there is a pre-grant test based on both personal and corporate performance. In addition there is a post-grant exercise condition that annual compound growth in earnings per share will be more than 3% above inflation. The post-grant performance condition will be measured over three years from the start of the financial year in which the award is made, and may then be measured from the same start point to the end of the fourth and fifth years if not previously satisfied.

(ii)	Long term incentive plan
Awards under the plan are subject to the fulfilment of minimum performance conditions set at the time of the award as to:

•	compound annual profit growth in the profit before tax of the Group using a constant exchange rate or, as in the case of the Chief Executive of the UK division, the operating profit of the relevant division as appropriate (“Profit Growth”)
•	the ROCE of the Group or relevant division as appropriate.

in each case over a fixed period of three successive financial years starting with the one in which the award was made. Nothing is payable under the award unless both minimum performance conditions are achieved. The minimum Profit Growth is set at threshold level after taking account of inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business’s targeted ROCE is achieved.

Fixed share option schemes
The Company has three fixed option schemes, which are the Sharesave Schemes.

A summary of the status of the Company’s fixed share option schemes at 29 January 2005, 31 January 2004 and 1 February 2003 and changes during the years ended on those dates is presented below:

	29 January 2005		31 January 2004		1 February 2003

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
Fixed options	shares	price	shares	price	shares	price

	million	pence	million	pence	million	pence

Outstanding at beginning of period	7.8	67	8.4	56	8.0	44
Granted	2.7	86	2.0	89	3.8	67
Exercised	(2.6)	51	(1.8)	41	(2.6)	36
Lapsed	–	–	–	–	–	–
Forfeited	(0.8)	73	(0.8)	57	(0.8)	42

Outstanding at end of period	7.1	78	7.8	67	8.4	56

Options exercisable at end of period	0.4	51	0.2	42	0.4	40

The following table summarises the information about fixed stock options outstanding at 29 January 2005:

		Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Range of exercise prices	of shares	life	price

	million	years	pence

50p – 80p	2.8	0.6	64
81p – 90p	4.3	3.3	116

50p – 90p	7.1	2.2	96

98	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Performance-based share option schemes
In addition to the LTIP, the Company has four performance-based share option schemes (the Executive Schemes).

A summary of the status of the Company’s performance-based shares options at 29 January 2005, 31 January 2004 and 1 February 2003 and changes during the years ended on those dates is presented below:

	29 January 2005		31 January 2004		1 February 2003

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
Performance-based options	shares	price	shares	price	shares	price

	million	pence	million	pence	million	pence

Outstanding at beginning of period	36.9	69	35.5	62	35.0	56
Granted	9.4	109	12.0	80	6.6	110
Exercised	(10.3)	47	(10.0)	44	(5.1)	45
Lapsed	–	–	–	–	–	–
Forfeited	(0.5)	87	(0.6)	65	(1.0)	87

Outstanding at end of period	35.5	85	36.9	69	35.5	62

Options exercisable at end of period	8.4	55	13.1	46	15.1	45

The following table summarises the information about performance-based share options outstanding at 29 January 2005:

		Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Range of exercise prices	of shares	life	price

	million	years	pence

33.75p to 60p	6.8	4.8	51
60p to 120p	28.7	8.3	92

33.75p to 120p	35.5	7.6	84

Signet Group plc Annual Report & Accounts year ended 29 January 2005	99

Back to Contents

Notes to the accounts (continued)

28.	Principal subsidiary undertakings
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

The profit attributable to shareholders dealt with in the accounts of the Company is £61.2 million (2004: £127.1 million; 2003: £37.3 million). The profit is stated after foreign exchange losses of £2.6 million, net of tax, (2004: £3.9 million gains; 2003: £1.7 million losses).

Audit and non-audit fees are borne by the Group on behalf of the Company.

100	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

(b)	Tangible fixed assets

	Short leasehold	Plant,	Shop front
	land and	machinery	fixtures and
	buildings	and vehicles	fittings	Total
	£m	£m	£m	£m

Cost:
At 31 January 2004	4.3	19.5	102.9	126.7
Additions	0.1	3.7	24.5	28.3
Disposals	(0.1)	(0.3)	(1.9)	(2.3)

At 29 January 2005	4.3	22.9	125.5	152.7

Depreciation:
At 31 January 2004	1.6	13.2	58.0	72.8
Charged in period	0.3	2.7	13.8	16.8
Disposals	(0.1)	(0.3)	(1.9)	(2.3)

At 29 January 2005	1.8	15.6	69.9	87.3

Net book value:

At 29 January 2005	2.5	7.3	55.6	65.4

At 31 January 2004	2.7	6.3	44.9	53.9

(c)	Debtors

		2005	2004
		£m	£m

Debtors recoverable within one year	– amounts owed by subsidiary undertakings	421.4	372.6
	– corporation tax recoverable	1.0	0.5
Debtors recoverable after more than one year	– deferred taxation	3.1	2.2

		425.5	375.3

(d)	Cash at bank and in hand

	2005	2004
	£m	£m

Bank deposits	100.2	98.3

(e)	Creditors: amounts falling due within one year

	2005	2004
	£m	£m

Bank overdrafts	10.5	1.6
Loan notes	7.9	8.2
Amounts owed to subsidiary undertakings	529.7	485.3
Corporation tax	5.9	3.1
Accruals and deferred income	0.6	1.3
Proposed dividend	45.5	37.3

	600.1	536.8

The number of days’ purchases outstanding at 29 January 2005 was nil.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	101

Back to Contents

Notes to the accounts (continued)

(f)	Creditors: amounts falling due after more than one year

	2005	2004
	£m	£m

Loan notes falling due between one and two years	–	8.3

Details of loan notes are shown in note 16 on page 84.

(g)	Reserves

	Share premium	Special	Profit and loss
	account	reserves	account
	£m	£m	£m

At 31 January 2004	60.7	565.1	114.8
Retained profit attributable to equity shareholders	–	–	9.1
Shares issued to QUEST/ESOTs	2.5	–	–
Exercise of share options	4.8	–	1.6
Purchase of own shares	–	–	(9.5)

At 29 January 2005	68.0	565.1	116.0

(h) Commitments
The Company does not occupy any property or hold any plant, machinery and vehicles under operating leases.

Capital commitments at 29 January 2005 for which no provision has been made in these accounts were as follows:

	2005	2004
	£m	£m

Contracted	3.7	5.4

(i)	Contingent liabilities
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

Shares in
subsidiary
undertakings
£m

Cost at 29 January 2005 and 31 January 2004	766.8

Principal subsidiaries are shown in note 28 on page 100.

102	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

31. Summary of differences between UK and US generally accepted accounting principles
The Group’s consolidated accounts are prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Differences which have a significant effect on the consolidated net profit and shareholders’ funds of the Group are set out below. While this is not a comprehensive summary of all differences between UK and US GAAP, other differences would not have a significant effect on the consolidated net profit or shareholders’ funds of the Group.

The differences have been shown as gross of tax with the related taxation shown separately.

Cost of sales
Under UK GAAP, selling costs have been included in cost of sales. Under US GAAP, gross profit is determined before deducting selling costs, as they are not included in cost of sales. Selling costs which have been included under UK GAAP for the 52 weeks ended 1 February 2003 were £361.5 million, for the 52 weeks ended 31 January 2004 were £366.5 million and for the 52 weeks ended 29 January 2005 were £360.3 million.

Goodwill
Under UK GAAP the Group has implemented FRS 10 in respect of acquisitions since 1 February 1998, amortising goodwill by equal annual instalments over its estimated useful life, normally 20 years. Prior to the issue of FRS 10, in the Group’s consolidated accounts prepared under UK GAAP, goodwill arising on the acquisition of a subsidiary was written off against reserves in the consolidated balance sheet in the year in which the acquisition was made.

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

Under UK GAAP, impairment reviews are carried out annually to ensure goodwill is not carried at above its recoverable level. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, the Group performs discounted cash flow analyses to compare discounted estimated future operating cash flows to the net carrying value of goodwill. Any amortisation or impairment write downs identified are charged to the profit and loss account.

Under US GAAP, annual impairment reviews are performed by comparing the carrying amount of goodwill with its fair value on an undiscounted basis.

In the years ended 29 January 2005, 31 January 2004 and 1 February 2003, the goodwill arising on the acquisition of Marks & Morgan has been capitalised in line with UK GAAP and is amortised through the consolidated profit and loss account over a life of 20 years.

At 29 January 2005 the Group had goodwill on its balance sheet of £15.2 million under UK GAAP and £290.9 million under US GAAP. Net income for the year ended 29 January 2005 includes a charge for goodwill amortisation of £1.0 million under UK GAAP and £nil under US GAAP.

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

Signet Group plc Annual Report & Accounts year ended 29 January 2005	103

Back to Contents

Notes to the accounts (continued)

Extended service agreements
Prior to the adoption of the amendment to FRS 5 ‘Application Note G – Revenue Recognition’, the Group recognised for UK GAAP purposes all revenue arising from the sale of extended service agreements in the US at the date of sale with provision being made for the estimated cost of future claims arising under these warranties.

Following the adoption of the above, under UK GAAP revenue from the sale of extended service agreements in the US is now deferred and recognised, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. This period is based on the historical claims experience of the US business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

Under US GAAP, the Group historically recognised revenue immediately on a proportion of contracts where analysis of past experience showed that no claim or cost arose, and deferred the balance of revenue over the estimated period of future claims. The Group’s US GAAP policy has now been corrected so that the policies applied under UK and US GAAP are now consistent, with no future GAAP differences expected to arise.

Pensions
FRS 17 – ‘Retirement Benefits’ was adopted by the Group for 2003/04. For the UK Group Scheme, a defined benefit scheme, the current service cost is charged to operating profit and the interest on Group Scheme liabilities and the expected return on Group Scheme assets are included within the interest cost in the profit and loss account.

Movements in the Group Scheme’s funding position arising from changes in actuarial assumptions, in the expected scheme liabilities and between the actual and expected return on the Scheme’s assets are recognised in the statement of total recognised gains and losses. The Scheme surplus or deficit is carried on the Group’s consolidated balance sheet.

Under US GAAP, the pension cost for the period is determined based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost and the expected return on assets (based on a smoothed market value of assets) are all included within operating profit. The cumulative amounts arising from changes in actuarial assumptions and those arising between the actual and expected return on Group Scheme assets are amortised through operating profit over the average service lives of the employees. If the Group Scheme is in surplus, consolidated net assets will include the difference between the cumulative profit and loss account charges and cumulative cash contributions made to the Group Scheme. The Group recognises a pension liability in the financial statements when the accumulated benefit obligation exceeds the fair value of the plan assets, less the unrecognised net actuarial gain/loss and the unrecognised prior service costs. The Group Scheme does not currently have such a liability under US GAAP.

An unrecognised prior service cost arises from the 15% and 5% benefit increases granted in November 1996 and November 1999 respectively. The cost is being amortised on a straight line basis over the average remaining employee service life which was 10.76 years at 29 January 2005.

Additional disclosures are now required under FAS 132 and are included on pages 111 to 113.

Under US GAAP, the estimated accumulated benefit obligation of the Group Scheme was higher than the fair value of the assets at 1 February 2003. The difference between the two, plus the balance sheet prepayment as defined under US GAAP, is disclosed as an accrued benefit liability and written off to Other Comprehensive Income. An intangible asset is recognised on the balance sheet under US GAAP, reflecting the unrecognised prior service cost element of the prepaid pension cost.

As set out in note 20 on page 87, the Group has established, in the US, an unfunded, unqualified deferred compensation plan. Under US GAAP the plan is accounted for as a defined contribution plan in accordance with SFAS 87, ‘Employers’ Accounting for Pensions’. The accounting for the deferred compensation plan is consistent under both UK and US GAAP.

Recognition of lease expense
US GAAP requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the profit and loss account on a straight line basis over the lease term, including any construction period or other rental holidays. Such clauses are more commonly found in US leases. This will generally result in an acceleration of lease expenses from the later to the earlier years of the lease term.

104	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Under UK GAAP predetermined rent increases are recognised when they fall due, reflecting that these are generally intended to compensate for the expected cost of inflation and are equivalent to UK periodic rent reviews.

Stock compensation
Under UK GAAP, options granted to employees by the Group to subscribe for the Group’s shares where the exercise price of the option is linked to performance, do not result in any compensation costs being recorded by the Group if the stated exercise price is equal to, or in excess of, the fair value of the underlying shares at the date of grant.

Under US GAAP, the Group can account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”) ‘Accounting for Stock Issued to Employees’ or FAS 123, ‘Accounting for Stock-Based Compensation’ as amended by FAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’. Under APB 25, there are two types of stock option schemes, fixed plans or variable plans. Fixed plans have terms which fix and provide means for determining, at the date of grant or award, both the number of shares or stock that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee. Variable plans have characteristics which prevent the determination of either the number of shares or stock that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee, or both. For fixed plans, compensation cost must be recognised at the grant date to the extent that the fair value is greater than the exercise price. Compensation expense, the amount by which the fair value exceeds the exercise price for variable plan awards, shall be measured using terms the employee is most likely to receive based upon the facts available each period over the vesting period. All executive share option plans receive variable plan accounting treatment under APB 25.

The Group’s share option plans are described in note 27 on page 95. The Group recognises compensation cost for US GAAP purposes in accordance with the requirements of APB 25.

Revaluation of properties
Under UK GAAP, properties may be restated on the basis of appraised values in consolidated accounts prepared in all other respects in accordance with the historical cost convention. Increases in value are credited directly to the revaluation reserve. When revalued properties are sold the gain or loss on sale is calculated based on revalued carrying amounts. Under US GAAP, properties are only revalued if a permanent impairment is deemed to have occurred. Upward revaluations are not permitted.

Depreciation of properties
Following the adoption of FRS 15 in the year ended 29 January 2000, under UK GAAP depreciation is charged on freehold buildings and long leasehold properties based on the revalued amounts. Under US GAAP, depreciation is calculated based on the historic cost of the assets.

Securitised customer receivables
Under UK GAAP securitised US Customer receivables of £132.8 million (2004: £137.9 million; 2003: £153.1 million) are included within trade debtors and bank loans, as the related financing is of a revolving nature and therefore not considered to be an outright sale of such accounts receivable.

Under US GAAP these amounts qualify for off-balance sheet treatment. This is because the receivables were first sold to a special purpose qualifying entity, Sterling Jewellers Receivables Corporation (“the Transferor”), which then sold-on the receivables to a special purpose unconsolidated qualifying trust, Sterling Jewellers Receivables Master Note Trust. The trust has been legally isolated from the Group; the majority of the interests in the US receivables portfolio held by the trust were principally sold on to institutional investors in the form of fixed-rate investor certificates; and the Group does not maintain control over the receivables portfolio transferred to the trust.

As defined in the Transfer and Servicing Agreement, the Group may, through the exercise by the Transferor of a Return on Accounts Provision, remove random accounts from the trust on a restricted basis. This ability is limited to one removal per month and the amount of accounts that can be removed is restricted to the principal amount of the total Transferor’s Interest that is in excess of the Required Transferor Interest.

The Group receives servicing fees of £2.9 million (2004: £3.1 million; 2003 £3.4 million) which offset its costs of fulfilling its servicing responsibilities to the trust.

The main commercial terms of the securitisation are disclosed in summary within the Financial Review and in note 16 on page 85.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	105

Back to Contents

Notes to the accounts (continued)

Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends are given effect only in the period in which they are formally approved.

Earnings per share (“EPS”)/ADS
Following the adoption of FRS 14 in the UK and FAS 128 in the US, the computation of the weighted average number of shares and adjusted weighted average number of shares outstanding is generally consistent. The calculation of fully diluted EPS for the year ended 29 January 2005 excludes options to purchase 5,800,831 shares (2004: 7,237,016 excluded; 2003: 6,293,903 excluded) under share options on the basis that their effect on basic EPS was anti-dilutive.

Effect on profit for the financial period of differences between UK and US GAAP

	52 weeks ended	52 weeks ended	52 weeks ended
	29 January 2005	31 January 2004	1 February 2003
		as restated	as restated
	£m	£m	£m

Profit for the financial period in accordance with UK GAAP(1)	141.2	129.6	120.2

US GAAP adjustments:
Goodwill amortisation	1.0	1.1	1.2
Sale and leaseback transactions	1.0	0.8	0.8
Pensions	(0.9)	(1.9)	(0.5)
Leases	(3.5)	(3.5)	(3.4)
Depreciation of properties	–	–	0.2
Stock compensation	(3.9)	0.7	1.3

US GAAP adjustments before taxation	(6.3)	(2.8)	(0.4)
Taxation	2.6	0.6	(0.3)

US GAAP adjustments after taxation	(3.7)	(2.2)	(0.7)

Retained profit attributable to shareholders in accordance with US GAAP	137.5	127.4	119.5

Earnings per ADS in accordance with US GAAP – basic	79.4p	74.1p	69.9p
Earnings per ADS in accordance with US GAAP – diluted	79.1p	73.6p	69.2p
Weighted average number of ADSs outstanding (million) – basic	173.2	171.8	171.1
Weighted average number of ADSs outstanding (million) – diluted	173.8	173.1	171.2

(1)	2004 and 2003 restated under UK GAAP for the implementation of the amendment to FRS 5, ’Application Note G – Revenue Recognition’ (see note 17).

106	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Effect on shareholders’ funds of differences between UK and US GAAP

	29 January 2005	31 January 2004	1 February 2003
		as restated	as restated
	£m	£m	£m

Shareholders’ funds in accordance with UK GAAP(1)	739.1	674.9	627.6

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	476.8	490.5	531.2
Adjustment to goodwill	(56.1)	(58.2)	(64.5)
Accumulated goodwill amortisation	(145.0)	(149.9)	(162.6)
Sale and leaseback transactions	(7.9)	(8.9)	(9.7)
Pensions	28.2	21.5	12.0
Depreciation of properties	(2.5)	(2.5)	(2.5)
Leases	(17.9)	(14.9)	(12.9)
Revaluation of properties	(4.3)	(3.1)	(3.1)
Dividends	45.5	37.3	30.8

US GAAP adjustments before taxation	316.8	311.8	318.7
Taxation	0.6	1.8	1.2

US GAAP adjustments after taxation	317.4	313.6	319.9

Shareholders’ funds in accordance with US GAAP(2)	1,056.5	988.5	947.5

Shareholders’ funds in accordance with US GAAP at beginning of period	988.5	947.5	978.2
Net income in accordance with US GAAP	137.5	127.4	119.5
(Purchase)/issue of shares, net	(3.1)	4.9	3.8
Increase/(decrease) in additional paid-in capital	2.5	(0.5)	(0.8)
Dividends paid	(43.8)	(36.7)	(30.8)
Other comprehensive income(3)	1.4	17.3	(15.7)
Translation differences	(26.5)	(71.4)	(106.7)

Shareholders’ funds in accordance with US GAAP at end of period	1,056.5	988.5	947.5

(1)	2004 and 2003 restated under UK GAAP for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition (see note 17).
(2)	Debtors recoverable after more than one year of £4.3m as at 29 January 2005 and £26.9m as at 31 January 2004, would be classified as non-current under US GAAP.
(3)	Other comprehensive income relates only to the Group’s defined benefit pension scheme.

Prior year restatements
The Group has identified two errors in its US GAAP reconciliation relating to revenue recognition attributable to extended service agreements in the US and lease accounting for predetermined rent increases which are commonly found in the US. The US GAAP reconciliation for prior years has been restated as the cumulative effect on shareholders’ funds of these corrections, if taken in 2004/05, would have been material. The impact on retained profit attributable to shareholders, earnings per ADS and shareholders’ funds is shown overleaf:

Signet Group plc Annual Report & Accounts year ended 29 January 2005	107

Back to Contents

Notes to the accounts (continued)

Impact on profit attributable to shareholders

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

Retained profit attributable to shareholders in accordance with US GAAP – as previously reported	135.0	128.3
Revenue recognition – net of tax	(5.4)	(6.7)
Lease accounting – net of tax	(2.2)	(2.1)

As restated	127.4	119.5

Impact on earnings per ADS – basic

	pence	pence

As previously reported	78.6	75.0
Effect of restatements	(4.5)	(5.1)

As restated	74.1	69.9

Impact on earnings per ADS – diluted

	pence	pence

As previously reported	78.0	74.3
Effect of restatements	(4.4)	(5.1)

As restated	73.6	69.2

Impact on shareholders’ funds

	£m	£m

As previously reported	1,034.8	995.3
Effect of restatements	(46.3)	(47.8)

As restated	988.5	947.5

Revenue recognition
The Group has corrected its accounting policy to spread the revenue arising from extended service agreements in the US in proportion to anticipated claims arising, net of incremental costs arising from the initial sale. Previously the revenue from such agreements was recognised immediately on a proportion of contracts where analysis of past experience showed no claim or cost arose, and deferred the balance of revenue over the estimated period of future claims. As a consequence of this correction and the change in accounting policy for UK GAAP (see note 17), the previously reported 2003/04 and 2002/03 US GAAP adjustments are restated as follows:

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

UK GAAP prior period adjustment	(12.1)	(14.1)
US GAAP adjustment – as previously reported	3.5	3.5

	(8.6)	(10.6)
Tax	3.2	3.9

US GAAP adjustment – as restated	(5.4)	(6.7)

108	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Impact on profit and loss account US GAAP differences

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

As previously reported – before tax	(3.5)	(3.5)
Adjustment required – before tax	3.5	3.5

As restated – before tax	–	–

The policies applied under UK and US GAAP are now consistent and no future GAAP differences are expected to arise. There is no impact on cash flow.

Lease accounting
Following the letter by the Securities and Exchange Commission on 7 February 2005 to the American Institute of Certified Public Accountants, the Group has reviewed its lease accounting policy and corrected it for predetermined rent increases and any construction period or other rental holidays. For operating leases that include clauses in respect of predetermined rent increases, it is required that those rents are charged to the profit and loss account on a straight line basis over the lease term. Also, inducements to enter into a lease are required to be recognised over the lease term. Previously, predetermined lease increases were recognised when they fell due and lease inducements were recognised over the period to the next rent review. As a result, the previously reported 2003/04 and 2002/03 US GAAP adjustments are restated to reflect a reduction in US GAAP retained earnings attributable to shareholders of £2.2 million (£3.5 million before tax) and £2.1 million (£3.4 million before tax) respectively. There is no impact on cash flow.

Impact on profit and loss account US GAAP differences

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

As previously reported – before tax	–	–
Adjustment required – before tax	(3.5)	(3.4)

As restated – before tax	(3.5)	(3.4)

The Group did not amend its previously filed Annual Report on Form 20-F or its Form 6-K containing interim financial information, and the financial statements and related financial information contained in those reports should no longer be relied upon.

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

Signet Group plc Annual Report & Accounts year ended 29 January 2005	109

Back to Contents

Notes to the accounts (continued)

	52 weeks ended	52 weeks ended	52 weeks ended
	29 January 2005	31 January 2004	1 February 2003
	£m	£m	£m

Net cash flow from operating activities under UK GAAP	172.6	203.8	182.2
Returns on investment and servicing of income	(9.8)	(11.0)	(16.5)
Taxation	(56.5)	(69.0)	(57.3)

Net cash flow from operating activities under US GAAP	106.3	123.8	108.4

Cash flow from financing under UK GAAP	(10.3)	(5.8)	(7.8)
Dividends	(43.8)	(36.7)	(30.8)

Cash flow from financing under US GAAP	(54.1)	(42.5)	(38.6)

Movement in cash in the period under UK GAAP	6.4	(11.8)	(8.3)
Management of liquid resources	(24.5)	42.4	29.9

Movement in cash in the period under US GAAP	(18.1)	30.6	21.6

Employee share schemes
A description of the terms of the Group’s employee share schemes is set out in note 27 on pages 95 to 99.

For the year ended 29 January 2005, in compliance with the disclosure requirements of FAS 123, ‘Accounting for Stock-Based Compensation’ as amended by FAS 148, ‘Accounting for Stock Based Compensation-Transition and Disclosure’, the fair value of options granted during the year has been computed. FAS 123 as amended by FAS 148 sets out an alternative methodology for recognising the compensation expense based on the fair value at grant date. Had the Group adopted this methodology, earnings per ADS and earnings per share under US GAAP would have been decreased/increased to the pro forma amounts indicated below for the financial periods ended 29 January 2005, 31 January 2004 and 1 February 2003:

	2005	2004	2003
	£m	£m	£m
		as restated (1)	as restated (1)

Net income in accordance with US GAAP:
As reported	137.5	127.4	119.5
Add/(deduct): Stock-based employee compensation expense included in reported net income – net of tax	3.2	(0.7)	(1.3)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards – net of tax	(2.6)	(1.7)	(1.8)

	138.1	125.0	116.4

	2005	2004		2003
	pence	pence		pence
		as restated	(1)	as restated	(1)

Earnings per ADS in accordance with US GAAP:
As reported – basic	79.4	74.1		69.9
As reported – diluted	79.1	73.6		69.2
Pro forma – basic	79.8	72.7		68.0
Pro forma – diluted	79.5	72.2		67.4

(1)	Restated under UK GAAP for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17) and restated under US GAAP as set out on pages 107-109.

These pro forma amounts may not be representative of future results as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

110	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The fair value of options granted which, in determining the pro forma impact, is assumed to be amortised in the profit and loss account over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the financial periods ended 29 January 2005, 31 January 2004 and 1 February 2003.

	2005	2004	2003

Weighted average price of options whose exercise price equals the market price on
the grant date	111p	88p	120p
Weighted average assumptions:
Risk free interest rate	4.75%	4.0%	3.75%
Expected life of options	4 years	4 years	4 years
Expected volatility	14%	19%	31%
Dividend yield	2.7%	2.6%	2.8%
Weighted average grant date fair value of option over one share	23p	20p	37p

	2005	2004	2003

Weighted average price of options whose exercise price is less than the market price on the grant date	86p	89p	67p
Weighted average assumptions:
Risk free interest rate	4.75%	4.0%	3.75%
Expected life of options	3 years	3 years	3 years
Expected volatility	14%	19%	31%
Dividend yield	2.7%	2.6%	2.8%
Weighted average grant date fair value of option over one share	31p	34p	29p

Post employment benefits
The following table shows a reconciliation of the opening and closing balances of the projected benefit obligation under the Group Scheme:

	2005	2004
	£m	£m

At beginning of period	97.9	88.9
Service cost	3.1	2.7
Interest cost	5.3	4.7
Members’ contributions	0.6	0.6
Actuarial gain	5.4	5.9
Benefits paid	(3.9)	(4.9)

At end of period	108.4	97.9

The following tables show the change in Group Scheme assets:
	2005	2004
	£m	£m

At beginning of period	99.6	82.2
Actual return on assets	6.6	20.6
Employer contributions	3.6	1.1
Members’ contributions	0.6	0.6
Benefits paid	(3.9)	(4.9)

At end of period	106.5	99.6

Signet Group plc Annual Report & Accounts year ended 29 January 2005	111

Back to Contents

Notes to the accounts (continued)

	2005	2004
	£m	£m

Funded status	(1.9)	1.8
Unrecognised prior service cost	5.9	6.5
Unrecognised net actuarial loss	22.3	16.9

Net amount recognised	26.3	25.2

The amounts recognised in the statement of financial position consist of:
	2005	2004
	£m	£m

Prepaid pension cost	26.3	25.2
Accrued pension liability	–	–
Intangible asset	–	–
Accumulated other comprehensive income	–	–

Net amount recognised	26.3	25.2

The accumulated benefit obligation of the Group Scheme at 29 January 2005 was £102.3 million (2004: £92.9 million).

The components of pension expense which arise under FAS 87 for the Group’s pension plans are estimated to be as follows:

	2005	2004	2003
	£m	£m	£m

Service cost	3.1	2.7	2.3
Interest cost	5.3	4.7	4.5
Expected return on Group Scheme assets	(6.9)	(5.5)	(7.1)
Amortisation of transition assets	–	–	–
Amortisation of prior service cost	0.6	0.6	0.6
Recognised actuarial loss	0.5	1.4	–

Net periodic pension cost	2.6	3.9	0.3

	2005	2004
	£m	£m

Increase in minimum liability included in other comprehensive income	–	(22.6)

Assumptions used to determine benefit obligations (at the end of the year):
	2005	2004

Discount rate	5.3%	5.6%
Consumer Price Index	2.8%	2.8%
Salary increases	4.3%	4.3%

Assumptions used to determine net periodic pension costs (at the start of the year):
	2005	2004

Discount rate	5.6%	5.4%
Long term rate of return on assets	7.0%	6.9%
Salary increases	4.3%	3.9%
Consumer Price Index	2.8%	2.4%

112	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The composition of the assets in the Group Scheme was as follows:

	2005	2004

Equities	70%	70%
Bonds	27%	26%
Cash	3%	4%

Total	100%	100%

The long term target allocation for the Group Scheme’s assets are: equities 70% and bonds 30%.

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

The Group expects to make contributions of some £3.8 million to the Group Scheme in 2005/06.

Projected benefit payments are as follows:
£m

2005/06	4.1
2006/07	4.2
2007/08	4.3
2008/09	4.5
2009/10	4.7
2010/11 to 2014/15	4.9

See note 20 for further information on the Group’s pension plans. For US GAAP purposes, the pension fund asset included in the Group’s consolidated balance sheet would be classified as a non-current asset.

New US accounting standards not yet adopted
FAS 151, ‘Inventory Costs – an amendment to ARB No. 43’ was issued in November 2004 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognised as current period charges and that the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. The Group believes that the adoption of FAS 151 will not have a significant impact on its consolidated accounts.

FAS 152 ‘Accounting for Real Estate Time-sharing Transaction’ amends FAS 66 ‘Accounting for Sale of Real Estate’ to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. This statement is effective for fiscal year beginning after 15 June 2005. The Group believes that the adoption of FAS 152 will not have a significant effect on its consolidated accounts.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	113

Back to Contents

Notes to the accounts (continued)

FAS 153 ‘Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29’. This statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective for fiscal years beginning after 15 June 2005. The Group believes that the adoption of FAS 153 will not have a significant effect on its consolidated accounts.

FAS 123 (revised 2004), ‘Share-Based Payment’ requires that the compensation cost relating to share-based payment transactions be recognised in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The impact on the Group’s US GAAP financial statements is not expected to be material, but the adoption of IFRS reporting in the UK is expected to reduce the stock compensation adjustment from the UK/US GAAP reconciliation. This statement is effective for fiscal years beginning after 15 June 2005.

114	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Social, ethical and environmental matters

Introduction
Signet recognises that many different stakeholders have an interest in its activities, and that the Group’s success is dependent on the strength and effectiveness of its relationship with those stakeholders. Signet’s approach to the governance of social, ethical and environmental (“SEE”) matters, its framework of principles and policies, its relationship with key stakeholder groups and major initiatives that have occurred in 2004/05 are set out below.

Governance of SEE matters
The Group has a formal SEE governance framework with SEE matters being included in the schedule of matters reserved for the Board. The Group Chief Executive has been designated as the director responsible for SEE matters and reports to the Board on SEE issues on a regular basis.

A SEE Committee, chaired by the Group Company Secretary, and consisting of senior managers from the UK and US, has responsibilities for the implementation of the various aspects of the SEE principles and policies. The Committee members are drawn from the merchandising and buying, human resource, corporate communication, finance and internal control functions. It meets at least four times a year. The Group Company Secretary reports to the Group Chief Executive regarding the Committee’s work in implementing the SEE programme that has been approved by the Board.

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

The procedures for SEE risk management are embedded within the management structure of the Group. SEE risks are discussed on pages 35 to 40 ‘Risk and other factors’.

Signet has important relationships with a wide range of different stakeholders, including shareholders, customers, employees, suppliers and communities. The Group engages with these stakeholders in a number of ways, including consumer research, customer service facilities, employee attitude surveys, supplier relationship management systems, investor relations programmes and participation in civic and community activities. In addition, Jewelers Of America (the US speciality jewellery retail trade association) engages with stakeholders in the industry, including non-governmental organisations, trade unions, producers and manufacturers, governments and consumer groups, on major issues. The Group Chief Executive is on the Board of Jewelers of America and chairs its Ethical Initiatives and Executive Committees.

Principles and policies framework
The Board has a Statement of SEE Principles (“Principles”) outlining the Group’s policy to operate as a profitable and reputable speciality jewellery retailer, the Group’s responsibilities to various stakeholders and the SEE principles by which it operates. The Principles cover the following areas:

•	accountability to stakeholders;
•	business integrity;
•	human rights;
•	labour standards;
•	health and safety;
•	the environment; and
•	community.

The Group has a Supplier Code of Conduct (“Supplier Code”) which was reviewed and updated in 2004 and policies on business integrity, health and safety, the environment and labour standards. The Principles, Supplier Code and other policies are now incorporated, as appropriate, into the Group’s staff induction process and operational procedures within the business. More detailed information is available on the Group’s web site (www.signetgroupplc.com).

Signet’s principles and policies are intended to provide a framework with which the divisional policies and procedures conform. They do not replace detailed divisional policies and procedures.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	115

Back to Contents

Social, ethical and environmental matters (continued)

Developments in 2004/05
During the year the Group:

•	enhanced the controls around the Kimberley Process which was designed to eliminate conflict diamonds from the legitimate diamond trade, details of which are set out on page 37;
•	improved its environmental management systems; and
•	reviewed its communications with stakeholders.

The Group has continued to work closely with Jewelers of America to establish industry working groups, where the Group believes it can be most effective considering environmental and supply chain issues and with other industry constituents to promote responsible business practices in order to maintain customer confidence and the integrity of the product.

Our stakeholders
Signet’s commitments to various stakeholders are articulated in the Principles. These are summarised below:

Shareholders
Signet’s aim is to deliver an acceptable growth in value to shareholders which is sustainable, thereby protecting shareholders’ short and longer term interests. The Group’s responsibilities to shareholders are set out in more detail in the Corporate governance statement on page 45. The Group is committed to maintaining open dialogue with its shareholders on SEE and other matters. Signet has been a member of the FTSE4Good UK Index since its launch and endeavours to meet the changing criteria of the Index. During 2004/05 the Group again met the enhanced requirements of inclusion by strengthening its environmental management systems and data collection processes.

Customers
Signet’s mission is to meet, and where possible exceed, customer expectations through a high standard of customer service, high store standards, and by offering real choice and value. In doing so the Group endeavours to maintain product integrity by ensuring the quality of Signet’s products and by offering merchandise that is responsibly sourced, and is in compliance with the Kimberley Process.

The Group’s policy is that all customers should be treated with respect and warmth. Sales training programmes include modules on treating all customers with respect generally. The Group has customer service departments, complaint resolution processes, mystery shopper programmes and conducts market research to better understand customer requirements.

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

Signet considers its relationship with its employees to be excellent and values honest, open and constructive “two-way” communication throughout the organisation. This is achieved through store, area and regional management meetings in addition to staff opinion surveys, feedback reports and staff meetings. These procedures facilitate consultation during which the views of employees can be expressed and taken into account in decisions likely to affect their interests. Staff are kept informed of the Group’s performance and objectives through management contact supplemented by staff publications in both the UK and US. The involvement of employees in the Group’s performance is encouraged through participation in performance-related incentive payment schemes and savings-related share option schemes which cover all Group employees subject to minimum employment requirements. The Group does not restrict or discriminate against employees who wish to be covered by collective bargaining agreements.

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

The Group assigns responsibility for human resource matters, including health and safety, to the divisional executive management committees. Both the UK and US operations have established systems which include the provision of training and development opportunities at all levels of the organisation. See pages 9 and 18 for further details.

Suppliers
The Group recognises that stakeholders expect companies to exert influence, where they can, over suppliers to ensure that SEE standards are upheld throughout the supply chain. The Supplier Code outlines Signet’s commitment to its suppliers, and the expectations it has of them. The Supplier Code applies to suppliers and agents with whom Signet deals directly and Signet

116	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

regularly discusses its implementation with them. Those suppliers and agents are encouraged to ensure that this Supplier Code is communicated throughout the supply chain.

Most of the raw and processed materials for the merchandise sold by Signet are traded on commodity exchanges or through multiple brokers and traders making the original source difficult to trace. Signet believes that SEE risks at the mining, trading and secondary processing phases of the supply chain are more effectively managed through co-operation within the industry. Signet therefore actively participates in Jewelers of America in considering what action Jewelers of America can take on behalf of its members to set SEE standards and influence matters throughout the supply chain. In 2002 Jewelers of America adopted a Statement of Principles relating to SEE matters and adopted a programme to communicate those principles to its members. Jewelers of America has developed a Supplier Code for the industry that was launched in the first quarter of 2004.

Signet is also working, where appropriate, with other trade bodies such as the Jewelers Vigilance Committee to be better able to respond to SEE issues at an industry level.

One of the specific issues facing the Group and the diamond sector is conflict diamonds, which are diamonds sold by rebel movements to fund military campaigns. The Group is a non-voting member of the World Diamond Council which, together with Jewelers of America, has worked with the United Nations, government bodies, commercial interests and civil society to introduce a workable system for the certification of the source of uncut diamonds. This system, known as the Kimberley Process, and Kimberley Process Certification System (“KPCS”) was formally adopted in November 2002 and came into operation during 2003. Details regarding the Kimberley Process are available at www.kimberleyprocess.com.

Following the adoption of the KPCS process, Signet wrote to all its trade diamond and diamond jewellery suppliers. The text, based on the Jewelers of America guidance, requires them to supply the Group with merchandise that complies with the KPCS. Signet has amended its systems, procedures and documentation to take account of the KPCS so that only diamonds that are warranted to comply with the KPCS on invoices, annual agreements, or both are accepted from trade suppliers. The Group also trained its buying staff with regard to the KPCS requirements and briefed its sales associates on its operation. During the year an internal audit of these procedures was carried out, confirming the Group’s compliance with Jewelers of America’s recommendations even though Signet is not directly governed by the KPCS.

Since the formal adoption of the KPCS in November 2002, further steps to assist in the implementation have included:

•	establishing formal rules of procedure for KPCS operation, enabling formal confirmation of participant status of the initial group of participant countries;
•	enabling a system of peer review of adherence to requisite provisions of national legislation and import/export controls;
•	enabling collection of statistics from all participant countries in accordance with standard formats and procedures;
•	enabling annual peer review of comprehensive reporting of information and statistical data that must be submitted by all participant countries;
•	enabling the dispatch of review visits to any participant country on a voluntary basis;
•	enabling the dispatch of special review missions where there are credible indications of significant non-compliance with the KPCS;
•	dispatching the first special review mission to the Republic of Congo (formerly Central African Republic) in order to assess the effectiveness of the control measures; and
•	confirming review of the entire KPCS is to take place not later than July 2006.

In 2004 over 40 countries (including the European Union as a single entity) were participants in the KPCS and participants accounted for over 99% of world diamond production. While the overwhelming trade in rough diamonds was between participants in the KPCS, it is difficult to assess the precise level of participation. However anecdotal evidence suggests that the unscrupulous diamond dealers are finding it increasingly difficult to sell non-certified stones.

The first voluntary peer review visit took place in March 2004 annual reports having been received from all participants and by the end of 2004 review visits were made covering nearly two thirds of global rough diamond production, more than 80% of global exports and more than 90% of global imports. The Republic of Congo (Congo-Brazzaville) was suspended from membership in 2004 following the visit by a special review mission, and the Kimberley Process Participation Committee addressed issues relating to three other countries. A comprehensive statistical database is now available and general baselines for the identification of anomalies have been established. While the quality of data has substantially improved, further progress needs to be made and steps to do so are being implemented.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	117

Back to Contents

Social, ethical and environmental matters (continued)

While Signet is the world’s largest speciality jeweller, its share of the worldwide jewellery and watch market amounts only to about 2% of the total. Therefore it is the Group’s belief that it can be most effective in influencing improvements to the supply chain by working together with other industry representatives, who together can by concentration into a single industry voice be representative of many aspects of the supply chain, and use their combined influence in working to improve it as a whole.

During the year the Group worked actively with other companies representative of the industry and was one of the signatories to a Statement of Intent that formed the basis of an agreement for further co-operation to promote increased consumer confidence and integrity in the product by promoting responsible business practices throughout the industry.

In respect of supplier payment, Group policy is that the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, rather than following any particular code or standard on payment practice (see note 30(e) on page 101 regarding the number of days purchases outstanding). Accordingly suppliers are aware of the terms of payment and it is Group policy to ensure that payments to suppliers are made in accordance with these agreed terms.

Environment
Whilst the direct environmental impact of its operations is judged to be relatively low compared to many business sectors and to other retailers, Signet recognises that there may be opportunities to improve its performance. An environmental impact review confirmed that:

(a)	Jewellery has a very long life and is highly recyclable. Recycling takes place in respect of trade-ins, obsolete inventory, used watch batteries and certain packaging.

(b)	Jewellery and watches have an extremely high value to weight ratio and value to volume ratio making transportation through the supply chain relatively low impact. The Group makes use of third party distributors and reusable containers for merchandise distribution.

(c)	The Group occupies relatively little space compared to other retailers of a similar market capitalisation and its sales density is above the jewellery sector average, and therefore the Group has a smaller physical impact on the environment.
(d)	Signet’s supply chain originates with the producers of the raw materials with whom the Group does not have a direct relationship but it is recognised that the extraction of minerals has an environmental impact that requires careful management by mining companies.

During 2003/04 Signet developed and tested data collection systems for its energy usage, greenhouse gas emissions and water usage in both the US and the UK. Signet strengthened its environmental management systems during 2004/05 by further developing its data collection process of key performance indicators for the purpose of validating the previous year’s results and then benchmarked the results against published data from UK competitors. The benchmarking process showed that when compared with its peers, the Group has a broadly similar impact in terms of energy usage, emission of greenhouse gases and water consumption.

For 2005/06 the Board has endorsed environmental performance targets for the UK and US divisions and approved the following environmental work programme:

•	continue to collect baseline data for energy usage and greenhouse gas emissions, and validate existing data for water usage;
•	undertake an energy audit in representative stores in the US; and
•	undertake a review of the energy efficiency opportunities of the new model store designs in the UK.

Further, Signet will continue to work with Jewelers of America who are currently exploring ways in which the jewellery industry can use its influence to improve environmental performance related to mining of minerals, in particular of gold. The Group will also continue with the work commenced in 2004/05 to enhance consumer confidence and credibility of the product working together with industry constituents, through the initiatives described above.

Community
Signet’s prime benefit to society is through the contribution it makes to the success and efficiency of the economies in which it operates, through the employment it generates both within the business and throughout its supply chain, the taxes it pays and the value it creates for shareholders.

118	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

The Group is committed to the support of charitable organisations. Signet believes it is best to give support to a small number of specific charities rather than fragment its charitable giving. In the US support is primarily given to The United Way, St. Jude Children’s Research Hospital and The Jeweler’s Charity Fund. In the UK the Group primarily supports the Princess Royal Trust for Carers. During the period the Group made provision for total charitable givings of £1,467,000 (2003/04: £1,305,000). This included direct charitable contributions of £478,000 (2003/04: £338,000); of which £279,000 (2003/04: £177,000) was in the UK and £199,000 (2003/04: £161,000) was in the US and marketing initiatives on both sides of the Atlantic which resulted in additional charitable contributions of £989,000 (2003/04: £967,000). In January 2005 a donation of £100,000 was made to the Tsunami Appeal Fund. Support is also given to the management of Carer Centres operated by the Princess Royal Trust for Carers. Assistance is also given to organisations that help the disadvantaged into employment in the vicinity of the Group’s

US administrative and distribution centre in Northeast Ohio, such as United Disabilities Services, Mature Services and the Urban League.

No political donations were made in the US or the UK by the Group in the period (2003/04: £nil).

Human rights
Signet supports the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. The Group encourages the support and respect for the protection of human rights within its sphere of influence. The Supplier Code sets out the Group’s expectation that suppliers should respect the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. Signet is working at a senior executive level to address human rights in the jewellery supply chain on an industry wide basis, through the initiative described above.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	119

Back to Contents

Shareholder information

History
Signet Group plc, an English public limited company, has operations in the US and the UK. The Company was incorporated in England and Wales on 27 January 1950 under the name Ratners (Jewellers) Limited. The name of the Company was changed on 10 December 1981 to Ratners (Jewellers) Public Limited Company, on 9 February 1987 to Ratners Group plc and on 10 September 1993 to Signet Group plc and is governed by the Companies Act 1985 (as amended). The Company‘s Memorandum and Articles of Association, which were adopted on 13 June 2002, are available on the Group’s web site and a summary of them was filed with the SEC on a form 6-K on 30 July 2002. The Company’s registered number is 477692. The Company’s registered office is Zenith House, The Hyde, London NW9 6EW.

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

The acquisition substantially increased Signet’s presence in a key geographic area of the US where it had been under-represented. Approximately 81 stores were converted to either the Kay Jewelers brand or regional brands. The remaining stores continued to trade as Marks & Morgan and were integrated into Signet’s division of regional mall stores.

31 Mar 2001	James McAdam continued as Chairman but ceased to be a full-time executive.

30 Aug 2001	The Group entered into a $410 million unsecured multi-currency five year revolving credit facility agreement.
This replaced the $250 million and the $100 million facilities that were due to expire in July 2003. The terms of this agreement were broadly similar to those of the facilities being replaced (see note 16 on page 84).

2 Nov 2001	The Group put in place a five year facility of $251 million secured on its US credit card receivables at a fixed rate of 5.42%. The terms were similar to the previous facility of $191.5 million which amortised during the year and had a fixed rate of 7.26% (see note 16 on page 84).

13 Jun 2002	David Wellings retired as a non-executive director.

1 Aug 2002	Russell Walls was appointed to the Board as a non-executive director.

30 Sep 2002	Ian Dahl resigned from the Board and as Chief Executive Officer of the UK division.

9 Jan 2003	Robert Anderson was appointed as Chief Executive Officer of the UK division.

1 Sept 2003	Dale Hilpert was appointed to the Board as a non-executive director.

8 Jan 2004	Lee Abraham retired from the Board as a non-executive director.

28 Sept 2004	The Group entered into a $390 million unsecured multi-currency five year revolving credit facility agreement. This replaced the $410 million facility that was due to expire in August 2006. The terms of this agreement were broadly similar to those of the facility being replaced.

8 Oct 2004	Announcement of change in American Depositary Share Ratio from 30:1 to 10:1 to become effective from 18 October 2004.

18 Oct 2004	The Group announced its intention to list its ADSs on the NYSE from 16 November 2004, under the ticker symbol SIG. It was confirmed that the ADS ratio change had become effective on 18 October and that Deutsche Bank had recently been appointed as the depositary bank for Signet’s ADSs.

1 Nov 2004	Robert Walker was appointed to the Board as a non-executive director.

6 Apr 2005	James McAdam announced his intention to retire from the Board no later than at the conclusion of the annual general meeting in 2006.
Robert Anderson was appointed to the Board.

120	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Nature of trading market
The shares of the Company are traded on the London Stock Exchange (symbol: SIG) and the American Depositary Shares (“ADSs”) representing the shares are quoted on the NYSE (symbol: SIG). Prior to 16 November 2004 the ADSs were traded on the Nasdaq (symbol: SIGY). The ADSs are evidenced by ADRs issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) and the holders from time to time of the ADRs. Each ADS represents ten shares. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1 and prior to 4 September 1997 the ratio of shares per ADS had been 3:1.

The table below sets out, for the calendar years and quarters indicated, (i) the reported high and low middle market quotations for the shares of the Company based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low closing sales prices of the ADSs on the Nasdaq or the NYSE, as applicable, as reported by Datastream.

At 6 April 2005, 28,467 shares and 5,729,993 ADSs (representing 57,299,930 shares) were held of record in the US. These shares and ADSs were held by 28 record holders and 715 record holders, respectively and collectively represented approximately 3.3% of the total numbers of shares outstanding. Since certain of the shares and ADSs are held by brokers or other nominees, the number of record holders in the US is not representative of the number of beneficial holders or of where the beneficial holders are resident.

		London Stock Exchange				Nasdaq/NYSE
		pence per share				US dollars per ADS

		High		Low		High		Low

Calendar 2000		60	3/4	43		11	3/8	7

Calendar 2001		95	1/2	51		13	1/2	7	1/4

Calendar 2002		132	1/4	65		19	1/4	10	1/4

Calendar 2003
First quarter		82	1/2	66		13		10	3 /4
Second quarter		93		73	1/2	16		11	3 /4
Third quarter		113	3 /4	89	3/4	19		14	3 /4
Fourth quarter		114	1/2	96		19	7/8	17	1/4

Calendar 2004
First quarter		110		93	3 /4	20	3 /8	17	1/4
Second quarter		119	3 /4	107		22	1/4	19	1/4
Third quarter –	July	115	1/2	103	3 /4	21	1/4	19	1/2
	Aug	110		102	1/4	20	1/2	18	5 /8
	Sept	114	1/2	102	1/2	20	3 /4	18	5 /8
Fourth quarter –	Oct	119	1/2	103	1/4	21	1/4	19	1/2
	Nov	109		104		20	3 /4	19	1/2
	Dec	110	3/4	104		21	3 /4	20	3 /8

Calendar 2005
First quarter –	Jan	112		106	1/4	21	5/8	20	1/2
	Feb	115	3/4	111	1/4	22		21	1/2
	Mar	112	1/2	107	1/2	22		20	3 /4
Second quarter –	(up to 6 April)	114	3/4	108		22		20	1/2

(1)	Following the change in the ADS ratio from thirty ordinary shares per ADS to ten ordinary shares per ADS on 18 October 2004, prior figures have been restated.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	121

Back to Contents

Shareholder information (continued)

Dividends
Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less net unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 29 January 2005, after taking into account the subsequently recommended final dividend of 2.625p per share, the holding company had a distributable reserves balance of £116.0 million (31 January 2004: £114.8 million).

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

As at 6 April 2005 the interests in the issued shares set out in the table on page 123 had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985 (including interests represented by the ADSs). Shareholders are obliged to notify the Company of their interests in such shares if they hold 3.0% or more beneficially or 10.0% or more in the case of certain shareholders, such as investment managers.

The Company’s major shareholders as listed in the table on page 123 do not have different voting rights per share than other holders of the Company’s shares.

The following shareholders had significant changes in their percentage ownership of the Company’s issued share capital since 2 February 2002. This is based on disclosure made in the accounts for each of the three years since 2 February 2002 and notification received by the Company.

•	AMVESCAP PLC had a non-beneficial holding of 11.0% on10 April 2002, 12.0% on 26 March 2003, and fell below 10.0% on 14 August 2003. These figures include the interest of its subsidiary, INVESCO Perpetual High Income Fund, which had a non-beneficial holding of 6.0% on 10 April 2002, 5.8% on 26 March 2003 and fell below 3.0% on 14 August 2003.
•	The Capital Group Companies, Inc. had a beneficial holding, of 13.3% on 10 April 2002, 14.0% on 26 March 2003, 12.2% on 24 March 2004 and, as stated in the table on page 123, 12.97% on 6 April 2005.
•	FMR Corp. and Fidelity International Limited had a non-beneficial holding of 3.3% on 24 March 2004 and, as stated in the table on page 123, 5.98% on 6 April 2005.
•	Standard Life Group had a beneficial holding of 3.7% on10 April 2002, and fell below 3.0% on 8 November 2002.
•	Government of Singapore Investment Corporation Pte Ltd had a beneficial holding of 4.1% on 26 March 2003 and fell below 3.0% on 29 May 2003.
•	Legal & General Investment Management Limited had a beneficial holding of 3.1% on 26 March 2003, 3.1% on24 March 2004 and, as stated in the table on page 123, 3.1% on 6 April 2005.
•	Harris Associates L.P. had a beneficial holding of 3.0% on14 April 2003, 4.0% on 24 March 2004 and, as stated in the table on page 123, 6.03% on 6 April 2005.
•	Schroder Investment Management Limited had a non-beneficial holding of 10.157% on 3 December 2004, and fell below 10.0% on 10 March 2005.
•	Aviva plc and Morley Fund Management Limited had a beneficial holding of 3.12% on 8 November 2004 and, as stated in the table on page 123, 3.12% on 6 April 2005.
•	Lloyds TSB Group Plc had a beneficial holding of 3.11% on14 March 2005 and, as stated in the table on page 123, 3.11% on 6 April 2005.

At 6 April 2005, the total amount of the Company’s voting securities owned by directors of the Company as a group was 1,498,544, all of which securities were shares.

The Company does not know of any arrangements, the operation of which, might result in a change of control of the Company.

122	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Substantial shareholdings

	Number of	Percentage of
	shares	issued shares

The Capital Group Companies, Inc.(1)	225,130,421	12.97
Harris Associates L.P.	104,581,400	6.03
FMR Corp. and Fidelity International Limited	103,753,777	5.98
Aviva plc and Morley Fund Management Limited	54,066,150	3.12
Lloyds TSB Group Plc	54,062,844	3.11
Legal & General Investment Management Limited	53,017,838	3.10

(1)	Includes interest of Capital International Limited in 203,773,985 of such shares, notified on their behalf by the Capital Group Companies, Inc.

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

Taxation
Taxation for US residents
The following summary sets out the principal US federal and UK tax consequences of the purchase, ownership and disposition of the Company’s shares or ADSs in respect of such shares by a ”US Holder” (as defined below) and is not intended to be a complete analysis or listing of all the possible tax consequences of such purchase, ownership or disposition.

As used herein, a US holder means a beneficial owner of the Company’s shares or ADSs that is: a citizen or resident of the US; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US, or any state thereof; an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

This summary deals only with shares and ADSs held as capital assets and does not address any special tax consequences that may be applicable to US holders who are subject to special treatment under the US Internal Revenue Code of 1986, as amended, such as dealers in securities or foreign currency, traders who elect mark-to-market accounting, financial institutions or financial services entities, insurance companies, persons subject to the alternative minimum tax, tax-exempt entities or private foundations, persons that hold the shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated financial transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long-term residents of the US, persons who alone, or together with one or more associated persons, control or controlled (directly, indirectly or constructively) 10% or more of the voting shares of the Company or persons who acquire shares or ADSs as compensation for services.

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

Signet Group plc Annual Report & Accounts year ended 29 January 2005	123

Back to Contents

Shareholder information (continued)

In addition, the following summary assumes that US holders are residents of the US for purposes of the current convention relating to income taxes between the US and the UK (“the Convention”) and are entitled to the benefits of the Convention.

Taxation of dividends
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

A non-corporate US holder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations paid prior to 1 January 2009 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradeable on an established securities market in the US, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the US that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury. The US Secretary of the Treasury has indicated that the Convention is satisfactory for this purpose. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “foreign investment company”, a “foreign personal holding company”, or a “passive foreign investment company” for US federal income tax purposes. Based on the nature of the Company’s operations and/or its ownership, the Company does not believe that it would be treated as a foreign investment company or a foreign personal holding company. In addition, the Company does not believe it is a passive foreign investment company. Accordingly, dividend distributions with respect to the Company’s shares or ADSs should be treated as qualified dividend income and, subject to the US holder’s satisfaction of the requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US holder will not be entitled to the reduced rate: (a) if the US holder has not held the shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; (b) to the extent the US holder is under an obligation to make related payments on substantially similar or related property; or (c) if the US holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the US Internal Revenue Code. Any days during which a US holder has diminished its risk of loss on the shares or ADSs are not counted towards meeting the 61-day holding period required by the statute.

The UK does not currently apply a withholding tax on dividends under its internal laws. If the UK were to impose a withholding tax, as permitted under the Convention, the rate of such withholding tax will not exceed 15% of the dividend paid to a US holder. In such circumstances, subject to applicable limitations, a US holder who was subject to any withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax, against the US holder’s federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above. Special rules apply to foreign tax credits relating to qualified dividend income. US holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that apply to US holders who claim the benefit of the foreign tax credit on such US holders’ US federal income tax returns.

A US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the shares or ADSs for at least 16 days in the 31-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the shares or ADSs are not counted towards meeting the 16-day holding period required by statute. A US holder that is under an obligation to make related payments with respect to the shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

124	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

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

Under the Convention, a US holder who is resident or ordinarily resident for tax purposes in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US holder who, or a US corporation which, has a permanent establishment, where shares or ADSs are or have been acquired, used or held for the purposes of such permanent establishment, may be liable for both UK tax and US federal income tax on a gain on the disposal of the shares or ADSs. Such US holders are advised to consult their tax adviser.

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

Signet Group plc Annual Report & Accounts year ended 29 January 2005	125

Back to Contents

Shareholder information (continued)

reviewed and possibly renegotiated. Further advice should be sought by any holder who is likely to need to rely upon the provisions of the convention.

UK stamp duty and stamp duty reserve tax
Stamp duty is (subject to certain exceptions including for charities) currently payable on any instrument transferring shares to the Custodian of the Depositary at the rate of 1.5% on the value of such shares. In accordance with the terms of the Deposit Agreement relating to the shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

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

126	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Selected financial data

				2003/04	2002/03	2001/02		2000/01
		2004/05	2004/05 (1)	as restated (2)	as restated (2)	as restated	(2)(3)	as restated (2)
		£m	$m	£m	£m	£m		£m

	Amounts under UK GAAP:
	Profit and loss account
	Sales	1,614.4	3,051.2	1,604.9	1,593.6	1,562.4		1,373.3
	Cost of sales(4)	(1,329.6)	(2,512.9)	(1,330.7)	(1,331.2)	(1,317.9)		(1,157.9)

	Gross profit	284.8	538.3	274.2	262.4	244.5		215.4
	Administrative expenses	(65.9)	(124.6)	(64.0)	(62.5)	(61.1)		(51.6)

	Operating profit	218.9	413.7	210.2	199.9	183.4		163.8
	Net interest payable	(8.6)	(16.3)	(10.4)	(14.0)	(15.0)		(12.7)

	Profit before tax	210.3	397.4	199.8	185.9	168.4		151.1
	Taxation	(69.1)	(130.5)	(70.2)	(65.7)	(57.9)		(48.4)

	Profit for the period	141.2	266.9	129.6	120.2	110.5		102.7

Earnings per share	– basic	8.2p	$0.15	7.5p	7.0p	6.5p		6.1p
	– diluted	8.1p	$0.15	7.5p	7.0p	6.5p		6.1p
Earnings per ADS	– basic	81.5p	$1.54	75.4p	70.3p	65.4p		61.2p
	– diluted	81.3p	$1.54	74.9p	69.6p	64.9p		60.7p

	Balance sheet data (at period end)
	Working capital(5)	700.1	1,323.2	642.2	613.0	635.4		383.8
	Total assets	1,293.7	2,445.1	1,228.6	1,194.7	1,221.9		1,114.2
	Total debt	185.9	351.4	207.9	229.3	268.2		266.6
	Long-term debt	132.8	251.0	146.2	174.0	215.3		51.5
	Cash at bank and in hand	102.4	193.5	128.0	89.2	66.5		37.5
	Shareholders’ funds (as restated)(2)	739.1	1,396.9	674.9	627.6	634.4		544.5

	Store data:
	Store numbers (at end of period):
	US	1,156		1,103	1,050	1,025		999
	UK	602		604	610	606		605
	Percentage increase in like for like sales:
	US	6%		5%	5%	1%		6%
	UK	3%		6%	5%	9%		9%
	Average sales per store (£’000s)(6):
	US	976		1,028	1,074	1,095		1,078
	UK	866		824	747	735		665

	Amounts under US GAAP:
	Profit and loss account data
	Operating income	211.5	399.7	206.6	198.7	163.3		151.8
	Net income	137.5	259.9	127.4	119.5	90.9		89.2p
Income per share	– basic	7.9p	$0.15	7.4p	7.0p	5.4p		5.3p
	– diluted	7.9p	$0.15	7.4p	6.9p	5.3p		5.3p
Income per ADS	– basic	79.4p	$1.50	74.1p	69.9p	53.8p		53.2p
	– diluted	79.1p	$1.49	73.6p	69.2p	53.4p		52.8p

	Balance sheet data (at period end)
	Total assets	1,477.0	2,791.5	1,417.8	1,353.8	1,417.0		1,363.9
	Total debt	53.1	100.4	70.0	76.3	91.4		161.3
	Long-term debt	–	–	8.3	24.2	38.7		51.5
	Cash at bank and in hand	102.4	193.5	128.0	89.2	66.5		37.5
	Shareholders’ funds	1,056.0	1,995.8	988.5	947.5	977.5		881.1

Explanatory notes referred to in the above table are on page 128.

Signet Group plc Annual Report & Accounts year ended 29 January 2005	127

Back to Contents

Selected financial data (continued)

The selected consolidated financial data set out on the preceding page for 2000/01, 2001/02, 2002/03, 2003/04 and 2004/05 has been derived, in part, from the audited consolidated accounts for such periods included elsewhere in this Annual Report & Accounts. The selected consolidated financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 24 to 34 of this Annual Report & Accounts.

The accounts of the Group have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP.

See pages 103 to 114 for information on the material differences between UK and US GAAP that affect the Group’s profit and shareholders’ funds.

Results of operations
The following table sets out certain consolidated financial data as a percentage of reported sales:

	Percentage of sales

	2004/05	2003/04 (2)	2002/03 (2)
	%	%	%

Sales	100.0	100.0	100.0
Cost of sales(4)	(82.4)	(82.9)	(83.5)

Gross profit	17.6	17.1	16.5
Administrative expenses	(4.1)	(4.0)	(3.9)

Operating profit	13.5	13.1	12.6
Net interest expense	(0.5)	(0.7)	(0.9)

Profit before taxation	13.0	12.4	11.7
Taxation	(4.3)	(4.3)	(4.2)

Net profit	8.7	8.1	7.5

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.89, the Noon Buying Rate on 29 January 2005.
(2)	During 2004/05 the Group adopted the amendment to FRS 5, ‘Application Note G – Revenue Recognition’. The adoption of these standards has resulted in prior year adjustments affecting UK GAAP shareholders’ funds for 2000/01, 2001/02, 2002/03 and 2003/04 (see note 17).
(3)	53 week year.
(4)	Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly in the operation and support of the retail outlets.
(5)	Working capital represents current assets (excluding amounts recoverable after more than one year) less current liabilities.
(6)	Includes only stores operated for the full financial year.

128	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Quarterly results (unaudited)

For the 52 week period ended 29 January 2005(1)

	13 weeks ended	13 weeks ended	13 weeks ended	13 weeks ended	52 weeks ended
	1 May 2004	31 July 2004	30 October 2004	29 January 2005	29 January 2005
	£m	£m	£m	£m	£m

Sales	342.4	326.1	287.6	658.3	1,614.4

Operating profit	28.6	26.8	6.8	156.7	218.9
Net interest payable and similar charges	(2.1)	(2.6)	(2.9)	(1.0)	(8.6)

Profit on ordinary activities before taxation	26.5	24.2	3.9	155.7	210.3
Tax on profit on ordinary activities	(9.1)	(8.2)	(1.2)	(50.6)	(69.1)

Profit for the financial period	17.4	16.0	2.7	105.1	141.2

For the 52 week period ended 31 January 2004(1)
	13 weeks ended	13 weeks ended	13 weeks ended	13 weeks ended	52 weeks ended
	3 May 2003	2 August 2003	1 November 2003	31 January 2004	31 January 2004
	£m	£m	£m	£m	£m

Sales	340.3	322.6	287.4	654.6	1,604.9

Operating profit	25.3	24.9	6.3	153.7	210.2
Net interest payable and similar charges	(3.1)	(3.0)	(3.2)	(1.1)	(10.4)

Profit on ordinary activities before taxation	22.2	21.9	3.1	152.6	199.8
Tax on profit on ordinary activities	(7.9)	(7.7)	(0.9)	(53.7)	(70.2)

Profit for the financial period	14.3	14.2	2.2	98.9	129.6

(1)	Restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 17).

Signet Group plc Annual Report & Accounts year ended 29 January 2005	129

Back to Contents

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing 10 Signet Group plc shares

APB	Accounting Principles Bulletin (US)

c.a.g.r.	compound annual growth rate

Company	Signet Group plc

Depositary	Deutsche Bank Trust Company Americas, depositary under the amended and restated deposit agreement for the issue of ADRs

Directors	The directors of the Company

Earnings per share (EPS)	Profit attributable to shareholders divided by the weighted average number of shares in issue

ESOT	Signet Group Employee Share Trust

FAS	Statement of Financial Accounting Standards (US)

FRS	Financial Reporting Standard (UK)

FURBS	Signet Group Funded Unapproved Retirement Benefit Scheme

GAAP (UK or US)	Generally Accepted Accounting Principles

Gearing	Net debt as a percentage of shareholders’ funds

Group	Signet Group plc and its subsidiary undertakings

IAS	International Accounting Standard

IFRS	International Financial Reporting Standard

Independent (directors)	Considered to be independent under the Combined Code

LIBOR	London Inter-Bank Offered Rate

LTIP	Long Term Incentive Plan

NASD	National Association of Securities Dealers

Nasdaq	National Association of Securities Dealers Automated Quotations

NYSE	New York Stock Exchange

Pounds, £, pound sterling, pence or p	Units of UK currency

QUEST	Signet Group Qualifying Employee Share Trust

Return on capital employed (ROCE)	Operating profit divided by monthly average capital employed

SEC	Securities and Exchange Commission

Shares	Ordinary shares of 0.5 pence each in Signet Group plc

SIC	Standard Interpretation Committee

Signet	Signet Group plc and its subsidiary undertakings

SSAP	Statement of Standard Accounting Practice (UK)

UK or United Kingdom	United Kingdom, Channel Islands, Isle of Man and the Republic of Ireland

US or United States	United States of America

US dollar, $ or cents	Units of US currency

130	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Glossary of terms

Terms used in Annual Report & Accounts

Accounts

Allotted

Called up share capital

Capital allowances

Cash at bank

Creditors

Debtors

Finance lease

Freehold

Interest receivable

Interest payable

Like for like sales

Loans

Net asset value

Profit

Profit and loss account

Profit and loss account reserve

Profit attributable to shareholders

Share capital

Share option

Shareholders’ funds

Share premium account

Shares in issue

Stocks

Tangible fixed assets

Value Added Tax (VAT)

US equivalent or brief description

Financial statements

Issued

Shares, issued and fully paid

Tax term equivalent to US tax depreciation allowances

Cash

Payables

Receivables

Capital lease

Ownership with absolute rights in perpetuity

Interest income

Interest expense

Same store sales at constant exchange rates

Long-term debt

Book value

Income

Income statements

Retained earnings

Net income

Capital stock or common stock

Stock option

Shareholders’ equity/net assets

Additional paid-up capital or paid-in surplus (not distributable)

Shares outstanding

Inventories

Property and equipment

UK sales tax

Signet Group plc Annual Report & Accounts year ended 29 January 2005	131

Back to Contents

Shareholder contacts

UK shareholders
Enquiries concerning the following matters should be addressed to:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
web site: www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the full Annual Report & Accounts, you may wish to amalgamate your accounts on the share register.

ADS information
The ADS programme is administered on behalf of the Company by Deutsche Bank Trust Company Americas. Any enquiries, including those to do with change of address or dividend payments, should be addressed to:

Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey
NJ 07660
USA
Telephone toll-free from US: +1 866 249 2593
web site: www.adr.db.com

The Company is subject to the regulations of the SEC as they apply to foreign private issuers and files with the SEC its Annual Report on Form 20-F and other information as required.

Registered office
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301

Investor Relations Director
Timothy Jackson
Telephone: 0870 909 0301
e-mail: tim.jackson@signet.co.uk

Group Company Secretary
Mark Jenkins
Telephone: 0870 909 0301
e-mail: mark.jenkins@signet.co.uk

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

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

Documents on display
Documents referred to in this Annual Report are available for inspection at the registered office of the Company.

     Printed on Revive Special Silk,
which is FSC accredited and contains a
minimum of 30% post consumer waste.

132	Signet Group plc Annual Report & Accounts year ended 29 January 2005

Back to Contents

Index

Page
Accounting policies	72-75
Addresses for correspondence	132
Advisers	42
Annual general meeting	44
Audit Committee
– constitution	46
– members of	41
Auditor’s report	65
Balance sheet
– Company	68
– consolidated	67
Board of directors
– changes in constitution	45
– names and biographical details	41
Cash flow and funding	26
Cash flow statements
– consolidated	69
– notes	93
Chairman’s statement	2
Charitable and community support	118
Commitments
– capital	92
– operating leases	92
Competition	7,17,36
Contingent liabilities	93
Corporate governance statement	45-50
Creditors	84
Debtors	83
Deferred taxation	86
Definitions	130
Description of property	23
Directors
– incentive plans	52
– interests in shares	62
– other information	41-42
– pensions	52,59
– remuneration	54
– remuneration policy	51
– share option plans	52,60
Directors’ statements of responsibility in relation to the accounts	64
Dividends	80
Earnings per share	80
Employees
– costs	78
– numbers	78
Exchange controls	39
Exchange rates	40,77
Financial instruments	94
Financial review	24
Financial summary	6
Fixed assets
– intangible	81
– tangible	82
Page
Glossary of terms	131
Goodwill	81
Group Chief Executive’s review	3
Information systems	16,21
Interest payable	77
Legal proceedings	93
Marketing and advertising	14,21
Net debt	93
Nomination Committee
– constitution	47
– members of	41
Non–executive directors	41
Notes to the accounts	72-114
Officers	42
Operating review
– US	7-16
– UK	17-22
Other provisions	87
Pension schemes	52,87
Prior year adjustments	85
Profit and loss account
– consolidated	66
Quarterly results	129
Regulation	16,22
Related part transactions	100
Remuneration Committee
– constitution	51
– members of	41
Report of the directors	43
Reserves	91
Risk and other factors	35-40
ROCE	26
Segment information	76
Selected financial data	127
Share capital	90
Shareholder
– contacts	132
– information	120
Shareholders’ funds
– movements in	71
Share options	95
Share premium account	91
Share price	121
Social, ethical and environmental matters	115-119
Statement of total recognised gains and losses	70
Stocks	83
Subsidiary undertakings	100
Substantial shareholdings	123
Taxation	79
Treasury policies	39,77
US accounting principles
– summary of differences between UK and US GAAP	103-114

Signet Group plc Annual Report & Accounts year ended 29 January 2005	133

Back to Contents

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIGNET GROUP PLC

By:	/s/ Walker Boyd
Name:	Walker Boyd
Title:	Group Finance Director

Date: May 3, 2005

Exhibits

Number	Description of Exhibit

1.1*	Articles of Association of Signet Group plc, adopted by Special Resolution passed on June 13, 2002 (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 24, 2003 (File No. 0-16945)).

4.1*	$410 million Multicurrency Revolving Facilities Agreement, dated as of August 30, 2001, between Signet Group plc, Barclays Capital, HSBC Investment Bank plc, First Union National Bank, The Royal Bank of Scotland plc and HSBC Investment Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 16, 2002 (File No. 0-16945)).

4.2*	$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of July 27, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.3*	Deed of Guarantee, dated as of August 12, 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.4*	Letter of NIB Capital Bank to Signet Group plc, dated as of November 24, 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.5*	Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004) (File No. 0-16945)).

4.6*	Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

*Incorporated by reference.

Back to Contents

Number	Description of Exhibit

4.7 *	Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.8*	Signet Group plc 2000 Long-Term Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-12304)).

4.9*	Signet Group plc Employee Stock Savings Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 18, 1998 (File No. 333-9634)).

4.10*	Signet Group plc 1993 Executive Share Option Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 17, 1998 (File No. 333-8764)).

4.11*	Ratners Group Executive Share Option Scheme for Residents of the United States of America (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on August 6, 1991 (File No. 033-42119)).

4.12	$390 million Multicurrency Revolving Facilities Agreement, dated as of September 28, 2004, among Signet Group plc, Barclays Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, N.A.

4.13	Employment Agreement between Signet Trading Limited and Robert Anderson dated March 1, 2003

8.1*	List of Significant Subsidiaries of Signet Group plc (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004) (File No. 0-16945)).

12.1	Section 302 Certification of Walker Boyd

12.2	Section 302 Certification of Terry Burman

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Audit plc

*Incorporated by reference.

Back to Contents

Cross reference to Form 20-F

The information in this document that is referenced in the following table shall be deemed to be part of the Annual Report on Form 20-F for the financial year ended 29 January 2005 and to be filed with the Securities and Exchange Commission.

Item		Page	Item		Page
1	Identity of directors,			Description of property	23
	management and			Financial review	24
	Advisors			Risk and other factors -
	Not applicable	-		Raw Materials	37
				Risk and other factors -
2	Offer statistics and			Seasonality	37
	expected timetable			Shareholder information	120
	Not applicable	-		Note to the accounts – Note 2
				(Segment information)	76
3A	Key information -			Note to the accounts – Note 28
	Selected financial data			(Principal subsidiary undertakings)	100
	Five year financial summary	6
	Risk and other factors		5	Operating and financial review
	- Financial market risks	39		and prospects
	Risk and other Factors -			US Operating review	7
	Exchange Rates	40		UK Operating review	17
	Selected financial data	127		Financial review	24
				Risk and other factors -
3B	Key information -			Financial market risks	39
	Capitalisation and			Note to the accounts – Note 26
	Indebtedness			(Financial instruments)	94
	Not applicable	-
			6	Directors, senior management
3C	Key information -			and employees
	Reasons for the offer			Group employees	23
	and use of proceeds			Social, ethical and
	Not applicable	-		environmental matters -
				Employees	116
3D	Key information -			Directors, officers and advisers	41
	Risk factors			Directors’ remuneration report	51
	Risk and other factors	35		Corporate governance statement	45

4	Information on the Company		7A	Major shareholders
	Chairman’s statement	2		Shareholder information -
	Group Chief Executive’s			Nature of trading market	121
	Review	3		Shareholder information -
	US Operating review	7		Substantial shareholdings and
	UK Operating review	17		control of the Company	122

Back to Contents
Item		Page	Item		Page
7B	Related party		9F	Expenses of the Issuer
	Transactions			Not applicable	-
	Note to the accounts -
	Note 29 (Related party		10A	Additional information –
	transactions)	100		Share capital
				Not applicable	-
7C	Interest of experts and
	Counsel		10B	Additional information -
	Not applicable	-		Memorandum and Articles
				of Association
8	Financial information			Shareholder information	120
	Consolidated balance sheet	67
	Consolidated cash flow		10C	Additional information -
	statement	69		Material contracts
	Consolidated statement			Financial review – Liquidity
	of total recognised gains			and Capital resources	26
	and losses	70
	Note of consolidated		10D	Additional information -
	historical cost profits			Exchange controls
	and losses	70		Shareholder information -
	Note to the accounts -			Dividends	122
	Note 24 (Contingent –
	liabilities)	93	10E	Additional information -
	Note to the accounts -			Taxation
	Note 25 (Notes to the			Shareholder information -
	consolidated cash flow			Taxation	123
	statement)	93
			10F	Additional information -
9A	Offer and listing details
	Shareholder information			Dividends and paying agents
	- Nature of trading market	121		Not applicable	-

9B	Plan of distribution		10G	Additional information -
	Not applicable	-		Statement by experts
				Not applicable	-
9C	Markets
	Shareholder information		10H	Additional information -
	- Nature of trading market	121		Documents on display
				Shareholder contacts -
9D	Selling shareholders			Documents on display	132
	Not applicable	-
			10I	Additional information -
9E	Dilution			Subsidiary information
	Not applicable	-		Not applicable	-

Back to Contents
Item		Page	Item		Page
11	Quantitative and		16C	Principal Accountant
	qualitative disclosures			Fees and Services
	about market risk			Note to the accounts -
	Financial review	24		Note 4 (Profit on ordinary
	Note to the accounts -			activities before transaction-Fees
	Note 26 (Financial			payable to KPMG Audit plc and
	instruments)	94		their associates)	77

12	Description of securities		16D	Exemptions from the Listing
	other than equity			Standards for Audit
	securities			Committees	-
	Note applicable	-		Not Applicable

13	Defaults, dividend		16E	Purchase of Equity Securities
	arrears and			by the Issuer and Affiliated
	delinquencies			Purchasers
	None	-		Not applicable	-

14	Material modifications		17	Financial Statements
	to the rights of			Report of Independent Registered
	securities holders and			Public Accounting Firm	65
	use of proceeds			Consolidated profit and loss
	None	-		account	66
				Consolidated balance sheet	67
15	Controls and procedures			Company balance sheet	68
	Corporate governance			Consolidated cash flow
	statement – Internal			statement	69
	control	48		Consolidated statement of total
				recognised gains and losses	70
16A	Audit Committee			Consolidated shareholders’
	Financial Expert			funds	71
	Corporate governance			Note to the accounts –
	statement – The Audit			Note 31 (Summary of
	Committee	46		differences between UK and US
				generally accepted accounting
16B	Code of ethics			principles)	103
	Corporate governance
	statement – Code of		18	Financial Statements
	Conduct and Code of			Not applicable	-
	Ethics	47
			19	Exhibits	134

Back to Contents

Exhibits

Number	Description of Exhibit

1.1*	Articles of Association of Signet Group plc, adopted by Special Resolution passed on June 13, 2002 (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 24, 2003 (File No. 0-16945)).

4.1*	$410 million Multicurrency Revolving Facilities Agreement, dated as of August 30, 2001, between Signet Group plc, Barclays Capital, HSBC Investment Bank plc, First Union National Bank, The Royal Bank of Scotland plc and HSBC Investment Bank plc (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 16, 2002 (File No. 0-16945)).

4.2*	$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of July 27, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.3*	Deed of Guarantee, dated as of August 12, 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.4*	Letter of NIB Capital Bank to Signet Group plc, dated as of November 24, 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.5*	Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004) (File No. 0-16945)).

4.6*	Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

*Incorporated by reference.

Back to Contents

Number	Description of Exhibit

4.7 *	Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 11, 2001 (File No. 0-16945)).

4.8*	Signet Group plc 2000 Long-Term Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-12304)).

4.9*	Signet Group plc Employee Stock Savings Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 18, 1998 (File No. 333-9634)).

4.10*	Signet Group plc 1993 Executive Share Option Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 17, 1998 (File No. 333-8764)).

4.11*	Ratners Group Executive Share Option Scheme for Residents of the United States of America (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on August 6, 1991 (File No. 033-42119)).

4.12	$390 million Multicurrency Revolving Facilities Agreement, dated as of September 28, 2004, among Signet Group plc, Barclays Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, N.A.

4.13	Employment Agreement between Signet Trading Limited and Robert Anderson dated March 1, 2003

8.1*	List of Significant Subsidiaries of Signet Group plc (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004) (File No. 0-16945)).

12.1	Section 302 Certification of Walker Boyd

12.2	Section 302 Certification of Terry Burman

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Audit plc

*Incorporated by reference.