Form 20-F
period 2006-01-28
SIGNET GROUP PLC
filed 2006-05-04
CIK 832988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended January 28, 2006

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ________ to ________.

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-16945

SIGNET GROUP plc
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

15 Golden Square
London W1F 9JG
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

Ordinary Shares of 0.5 pence each	1,738,843,382
Class A Dollar Deferred Shares of $0.01 each	0
Class B Dollar Deferred Shares of $1.00 each	0

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer    ☐ Accelerated filer    ☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Explanatory Note

This document comprises the annual report on Form 20-F for the year ended 28 January 2006 of Signet Group plc (the “2005/06 Form 20-F”). Reference is made to the Cross Reference to Form 20-F table on page 1 hereof (the “Cross Reference to Form 20-F Table”). Only (i) the information in this document that is referenced in the Cross Reference to Form 20-F Table, (ii) the cautionary statement concerning forward-looking statements on page 1 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form S-8 of Signet Group plc (No. 333-12304, 333-09634 and 333-08964), and any other documents, including documents filed by Signet Group plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2005/06 Form 20-F. Any information herein which is not referenced in the Cross Reference to Form 20-F Table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

In 2005, the Company began preparing its financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and as permitted by IFRS has prepared one year of comparative financial data on a consistent basis. As a result, in accordance with the instructions of Form 20-F, selected financial data for only 2004/05 and 2005/06 is included below. Selected financial data under US GAAP is presented for 2001/02, 2002/03, 2003/04, 2004/05 and 2005/06.

Signet Group plc

Annual Report & Accounts
Year ended 28 January 2006

The world’s largest speciality retail jeweller

The world’s largest
speciality retail jeweller

2005/06 Group performance

¿	Like for like sales:		up 2.4%
¿	Sales:	£1,752.3m	up 8.5%
¿	Operating profit:	£208.2m	down 2.0%
¿	Profit before tax:	£200.4m	down 1.7%
¿	Earnings per share(1):	7.5p	down 3.8%
¿	Dividend per share:	3.3p	up 10.0%

¿	Return on capital employed(1):	22.4%	down from 26.3%
¿	Gearing(1):	11.2%	up from 10.8%

(1) Earnings per share, return on capital employed and gearing are defined on page 121.

Annual Report & Accounts
Year ended 28 January 2006

Contents

2	Chairman’s statement
3	Group Chief Executive’s review
6	Financial summary
7	US operating review
16	UK operating review
21	Description of property & Group employees
22	Financial review
30	Risk and other factors
36	Directors, officers and advisers
38	Report of the directors
40	Corporate governance statement
45	Social, ethical & environmental matters
50	Directors’ remuneration report

64	Statement of directors’ responsibilities
65	Report of Independent Registered Public Accounting Firm
66	Consolidated income statement
67	Consolidated balance sheet
68	Consolidated cash flow statement
69	Consolidated statement of recognised income and expense
70	Notes to the accounts including US GAAP reconciliation
112	Shareholder information
118	Selected financial data
120	Quarterly results (unaudited)
121	Definitions

122	Glossary of terms
123	Shareholder contacts
124	Index

Cross Reference to Form 20-F

Signet Group plc is an English public limited company, whose shares are listed on the London Stock Exchange (under the symbol “SIG”) and whose American Depositary Shares are listed on the New York Stock Exchange (under the symbol “SIG”).

In this Annual Report, “2004/05”, “2005/06” and “2006/07”, refer to, as appropriate, the 52 weeks ended 29 January 2005, the 52 weeks ended 28 January 2006 and the 53 weeks ending 3 February 2007.

This Annual Report contains translations of certain pound sterling amounts into US dollars at a rate of $1.77 = £1, which was the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal

Reserve Bank of New York (the “Noon Buying Rate”) on 28 January 2006. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. On 5 April 2006 the Noon Buying Rate was $1.75 = £1.

For financial years commencing on or after 1 January 2005 UK listed companies are required to report in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The Group therefore now prepares its results under IFRS and this Annual Report contains audited and restated comparative information for 2004/05.

Cautionary statement regarding forward-looking statements

The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Report. Readers are referred to “Risk and other factors” on pages 30 to 35.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	1

Chairman’s statement

Group results
In the 52 weeks to 28 January 2006 total sales rose by 8.5% to £1,752.3 million (2004/05: £1,615.5 million). Like for like sales advanced by 2.4%, a strong US performance more than compensating for a significant fall in the UK. Profit before tax was £200.4 million (2004/05: £203.9 million). The tax rate was 34.7% (2004/05: 33.9%). Earnings per share were 7.5p (2004/05: 7.8p). See page 27 for the impact of exchange rate movements.

The US division again significantly outperformed its main competition and has now become the largest US speciality jewellery retailer by sales. Total dollar sales increased by 12.1%, with like for like sales up 7.1%. Like for like sales in the first half rose by 7.9% followed by a solid performance in the second half when they rose by 6.4%.

The UK experienced the sharpest deterioration in retail trading conditions for 14 years. Consequently the division’s annual like for like sales fell by 8.2%, a performance believed to be at least in line with that of the UK jewellery sector.

The Group had a net cash outflow of £4.8 million (2004/05: £10.0 million) after investing £136.7 million in fixed and working capital during the year (2004/05: £152.1 million). The balance sheet remains strong and gearing (net debt to shareholders’ funds) at 28 January 2006 was 11.2% (29 January 2005: 10.8%). The store refurbishment programme in the UK continued at a similar level to that in 2004/05. In the US, new store space grew by 9% (2004/05: 8%) and will increase further over the next five years given a planned investment programme of $1 billion.

Dividend
The Board is pleased to recommend a 10.0% increase in the final dividend to 2.8875p per share (2004/05: 2.625p), the total for the year being 3.3p per share (2004/05: 3.0p). Dividend cover is 2.3 times (2004/05: 2.6 times). Distribution policy is regularly reviewed taking into account earnings, cash flow, gearing and the needs of the business. See page 79 regarding dividends to US holders of ordinary shares and ADSs.

Board changes
Following the announcement made at this time last year, I now confirm that I will retire from the Board at the end of the 2006 annual general meeting. I have held the position of Chairman since 1992. At that time the Group was in a perilous state but much has changed since then and today Signet has a market capitalisation approaching £2 billion. I will stand down knowing that the business is in good hands and I would like to thank Board colleagues, executives and staff for their contribution and support during my tenure in office.

Subject to shareholders electing Malcolm Williamson as a director at the annual general meeting in 2006, the Board has appointed him as Chairman with effect from the conclusion of that annual general meeting. Mr Williamson is a senior international businessman with significant chairmanship experience and has been a non-executive of the Group since November 2005.

Mark Light was appointed Chief Executive of the US division in January 2006. He was also appointed an executive director of Signet Group plc at that time. Mr Light joined the Group in 1978 and had been President and Chief Operating Officer of the US business since 2002.

Current trading
In the year to date, US like for like sales have increased at a similar rate to that achieved in the year to 28 January 2006. The gross margin eased reflecting the expansion of Jared, product mix changes and higher commodity costs. In the UK, the like for like sales decline during the nine week period reduced to low single digits. Valentine’s Day promotions and a stronger performance by the insurance replacement business resulted in some reduction in gross margin.

James McAdam
Chairman
5 April 2006

2	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Group Chief Executive’s review

Group
Group operating profit was £208.2 million (2004/05: £212.5 million). The operating margin was 11.9% (2004/05: 13.2%) and the return on capital employed (“ROCE”) 22.4% (2004/05: 26.3%). The declines being primarily due to difficult trading conditions in the UK.

The Group’s medium term objectives are to maintain leading performance standards on both sides of the Atlantic, to increase new store space in the US, and to maintain a strong balance sheet whilst funding expansion of space in the US and dividend payments.

US division
During the year the division became the largest speciality retail jeweller in the US with an 8.2% market share. Kay substantially strengthened its position as the leading speciality jewellery brand and Jared is now also among the top-five brands in the sector. Operating profit rose by 17.3% to £167.1 million (2004/05: £142.4 million). At constant exchange rates the increase was 13.6% and the five year annual compound growth rate was 11.9%.

The division significantly outperformed the US retail sector with total dollar sales up by 12.1% and like for like sales rising by 7.1%. Jared’s like for like sales performance was particularly strong. Kay’s like for like sales increased broadly in line with the division as a whole, while those of the regional brands were slightly ahead of last year. Over the last five years the US division’s total dollar sales have grown at an annual compound rate of 9.7% and like for like sales by 4.7%. During the same period, the division’s share of the speciality jewellery market has risen from 5.8% to 8.2%. Consolidation in the speciality jewellery sector continues, providing significant opportunity to gain further market share.

New store space growth increased to 9% during 2005/06 (2004/05: 8%), compared with 6% in 2001/02. Compound growth in new store space over the last five years has been 7% per annum. The majority of the space increase was attributable to the expansion of Jared. The business also continued to invest in support services including increased capacity in the distribution centre, staff recruitment and training, and an expanded real estate department.

Over the next five years it is planned to invest $1 billion in fixed and working capital to grow new store space. This will increase the number of stores in operation by over 40%. Over the longer term the US division has the potential to double store space within the three existing formats of Kay, Jared and the regional brands.

The division’s current strategy is to gain further profitable market share through like for like sales growth by focusing on proven competitive advantages and by increasing new store space by 8% - 10% per annum (a measured increase from the previous target of 7% - 9%). Where appropriate, acceleration of this growth through acquisitions will be considered. Increases in total sales will provide further leverage of the cost base and supply chain efficiencies. The US division is increasingly becoming the speciality jewellery retailer of choice for customers, employees, suppliers and real estate developers.

UK division
Against the background of a difficult retail environment, UK operating profit fell to £49.1 million (2004/05: £76.9 million including a restructuring charge of £1.7 million). The retail sector experienced the sharpest deterioration in trading conditions since 1991. Whilst like for like sales fell by 8.2% the division still achieved a healthy operating margin of 10.5%, ROCE of 26.6% and strong cash flow. The division’s strategy is to increase store productivity and operating margin by lifting the average transaction value, predominantly through higher diamond sales.

Notwithstanding the difficult environment, the average transaction value increased by 5% and diamonds now account for 29% (2004/05: 28%) of the division’s sales. During the last five years the average transaction values have increased by 34% in H.Samuel and by 37% in Ernest Jones. Diamond participation has risen from 17% to 21% and from 33% to 38% respectively.

The business has continued to focus on improving customer service, with concentration on staff training and motivation. The diamond selection was further improved, with the Leo and Forever Diamond ranges once more outperforming the division. Stores remodelled during the year achieved a superior sales performance sufficient to satisfy the Group’s investment criteria. Further trials of television advertising for both brands took place. In implementing these initiatives the division continued to draw on the US business’ best practice and experience. While the UK business has undergone significant changes in recent years there are still many opportunities for further improvement.

US performance review (73% of Group sales)
Details of the US division’s performance are set out below:

	2005/06	2004/05	Change	Change at constant exchange rates	Like for like change

	£m	£m	%	%	%

Sales	1,282.7	1,107.8	+15.8	+12.1	+7.1
Operating profit	167.1	142.4	+17.3	+13.6
Operating margin	13.0%	12.9%
ROCE	22.4%	22.2%

The operating margin was a little above that of last year, leverage of like for like sales growth offsetting the impact of additional immature space of 50 basis points as well as the adverse movement in gross margin of 50 basis points. The change in gross margin primarily reflected the growth of Jared and the increase in average transaction values as customers increasingly purchased larger and more expensive diamonds. Both of these factors were drivers of the like for like sales growth and are expected to continue in 2006/07. A range of supply chain initiatives and selective pricing changes largely counterbalanced commodity cost increases. The increase in the price of diamonds has moderated although the cost of fine gold continues to rise. Further pricing and supply chain initiatives are planned to

Signet Group plc Annual Report & Accounts year ended 28 January 2006	3

Group Chief Executive’s review (continued)

mitigate the impact of commodity cost increases. The bad debt charge was 3.0% of total sales (2004/05: 2.8%). The proportion of sales through the in-house credit card was 51.1% (2004/05: 50.6%).

In the jewellery sector, superior customer service and product knowledge are critical competitive advantages and during 2005/06 a system to measure customer satisfaction was introduced to help identify areas for improvement on a store-by-store basis. The proportion of qualified diamontologists, including those in training, increased to over 70% of full time sales staff. Recruitment practices were further improved and the programme to enhance jewellery repair procedures continued. A virtual diamond vault, offering consumers access via an in-store computer to a supplier’s inventory of loose diamonds, was rolled out to all Jared stores and selected mall stores.

Average unit selling prices in both mall stores and Jared increased by some 8% reflecting further positive response by the consumer to new, higher value, merchandising initiatives, as well as selective changes in retail prices due to increased commodity costs. The upper end of the diamond selection was further enhanced and the Leo Diamond range was again expanded. In Jared the luxury watch ranges continued to be extended. During the year an initiative to develop the capability to source rough diamonds was commenced with the objective of securing additional reliable and consistent supplies of diamonds.

The annual gross marketing spend amounted to 6.7% of sales (2004/05: 6.6%) and dollar marketing expenditure increased by 12.7% reflecting the growth in sales. Kay’s consistent use of its highly effective “Every kiss begins with Kay” advertising campaign enabled it to gain further consumer awareness thereby benefiting its sales performance. It is intended to launch a new Kay website with an e-commerce capability during the second half of 2006. Regional brands continued to use radio advertising although television advertising was tested in one market over Christmas 2005. The test will be expanded to a further two markets in 2006/07. Local television advertising supported all Jared stores for the first time during the holiday period and it is now expected that Jared will have sufficient scale to move to national television advertising in the fourth quarter of 2007/08.

A project to increase the capacity of the distribution centre commenced in 2005/06 and is on schedule to be completed in 2006/07. As part of this project a new central repair facility was opened thereby increasing productivity.

In 2005/06 Kay increased sales by 9.9% to $1,290.1 million (2004/05: $1,174.4 million) and at the year end there were 781 Kay stores. It is planned to increase Kay’s representation in malls by 23-28 net new stores in 2006/07. In selected malls a superstore format, drawing on the experience of Jared and the recently launched metropolitan store concept, will be tested during 2006/07. The trial of Kay in open-air retail centres has proved successful and the rate of openings will be increased to 20-25 in 2006/07 (2005/06: 11). Three stores in metropolitan locations started trading in 2005/06 and two more sites are expected to be added in 2006/07. An opportunity to open Kay stores in outlet centres has also been identified and it is intended to test about five stores in this format in 2006/07. In total a net 50-60 additional Kay stores are planned for 2006/07 (2005/06: 39) and in the longer term there is the potential for over 1,450 stores.

330 mall stores traded under strong regional brand names at 28 January 2006 with sales of $484.5 million (2004/05: $471.1 million). The regionally branded stores provide the potential to develop a second mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores which could be achieved in the medium term by a mixture of store openings and acquisitions. It is planned that 10-15 net new stores will be opened in 2006/07 (2005/06: nine) and there is potential for some 700 regional stores under a single national brand.

Jared sales were $534.2 million (2004/05: $415.0 million) and the portfolio of 110 stores is equivalent in space terms to about 450 mall stores. The Jared concept is the primary vehicle for US space growth and in 2005/06 the number of store openings increased to 18 (2004/05: 14). One store in New Orleans was closed due to hurricane and flood damage. The chain is immature with only 40% of stores having traded for five full years. Nonetheless Jared’s average store contribution rate is nearing that of the division as a whole. The 43 mature Jareds achieved, on average, sales of some $5.6 million in their fifth year of trading, above their target level. During 2006/07 it is intended to increase the number of Jared openings to 18-23 and opportunities for over 250 stores have been identified.

The table below sets out the store numbers and net new openings and the potential number of stores by chain:

Store numbers	29 January 2005	Net openings 2005/06	28 January 2006	Planned net openings 2006/07	Potential

Kay:
Mall	721	25	746	23-28	850	+
Off-mall	20	11	31	20-25	c.500
Metropolitan	nil	3	3	2	c.50
Outlet	1	nil	1	5	50-100

	742	39	781	50-60	1,450	+
Regionals	321	9	330	10-15	c.700
Jared	93	17	110	18-23	250	+

Total	1,156	65	1,221	80-90	2,400	+

In 2005/06 fixed capital investment was $88.4 million (2004/05: $77.6 million) and this is planned to rise to over $100 million in 2006/07. Some $45 million of the fixed capital investment related to new store space in 2005/06, with an increase to about $55 million expected in 2006/07. The investment in working capital, that is inventory and receivables, associated with space growth amounted to some $96 million in 2005/06[ and is expected to increase to over $115 million in 2006/07.

4	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Recent investment in the store portfolio, both fixed and working capital, is set out below:

	2005/06		2004/05

New stores:
Mall stores	49		44
Off-mall stores(1)	14		10
Jared stores	18		14
Fixed capital investment	$45	m	$27	m
Working capital investment	$96	m	$76	m

New store investment	$141	m	$103	m

Store refurbishments and relocations	57		76

Other store fixed capital investment	$28	m	$29	m

Total store investment	$169	m	$132	m

(1) Includes three metropolitan stores

UK performance review (27% of Group sales)
Details of the UK division’s performance are set out below:

	2005/06	2004/05		Change	Like for like change

	£m	£m		%	%

Sales: H.Samuel	256.2	281.1		(8.8)	(8.7)
Ernest Jones	208.5	221.1		(5.7)	(7.5)
Other	4.9	5.5		(10.9)

Total	469.6	507.7		(7.5)	(8.2)

Operating profit	49.1	76.9	(1)	(36.2)
Operating margin	10.5%	15.1	%(1)
ROCE	26.6%	44.5	%(1)

(1)	After charging a restructuring expenses of £1.7 million.

The UK division’s operating margin was 10.5% (2004/05: 15.1%) reflecting the poor trading conditions and the resulting negative operational leverage. Pricing discipline was maintained and the gross margin increased by 60 basis points in 2005/06 but is expected to show a slight decline in 2006/07.

Diamond jewellery assortments were further enhanced during the year and participation continued to rise. The Leo Diamond range was further expanded in Ernest Jones and the Forever Diamond selection was increased in H.Samuel. White metal jewellery again proved popular. The average selling price in H.Samuel was £38 (2004/05: £37) and in Ernest Jones £148 (2004/05: £141).

Both customer service and product knowledge remain priorities. A carefully structured weekly training programme continues to be followed, with an emphasis on measurable outcomes. The sales commission scheme, which drew on the Group’s US experience, was successfully tested in 2004/05 and rolled out during 2005/06.

The television advertising trial continued at a similar level of coverage to 2004/05. Marketing expenditure represented 3.2% of sales in 2005/06 (2004/05: 3.0%). In August 2005 an e-commerce capability was launched on the H.Samuel website as a complement to store-based customer service. It is anticipated that the Ernest Jones website will commence e-commerce in 2006/07.

During the year 78 stores were refurbished or relocated. At the year end 228 stores, mostly H.Samuel, traded in the modernised format, accounting for over 40% of the UK division’s sales. Five Ernest Jones and three H.Samuel stores were opened. 15 H.Samuel and two Ernest Jones stores were closed. At the year end there were 593 stores (386 H.Samuel and 207 Ernest Jones). A lower level of store refit is planned for 2006/07 in line with the normal refit cycle, with store capital expenditure expected to be some £12 million (2005/06: £22 million).

Recent investment in the store portfolio is set out below:

Number of stores	2005/06		2004/05

Store refurbishments and relocations	78		81
New H.Samuel stores	3		2
New Ernest Jones stores	5		7
Store fixed capital investment	£22	m	£23	m

Terry Burman Group Chief Executive 5 April 2006

Signet Group plc Annual Report & Accounts year ended 28 January 2006	5

Financial summary

	2005/06		2005/06 (1)	2004/05
	£m		$m	£m

Sales	1,752.3		3,101.6	1,615.5

Operating profit	208.2		368.5	212.5
Financing costs	(7.8)		(13.8)	(8.6)

Profit before tax	200.4		354.7	203.9
Taxation	(69.6)		(123.2)	(69.1)

Profit for the period	130.8		231.5	134.8

Earnings per share(2)	7.5	p	$0.13	7.8	p
Dividend per share (£)	3.300	p		3.000	p
Dividend per share ($)	$0.0594			$0.0558

Capital expenditure	75.9		134.3	70.5
Investment in fixed and working capital	136.7		242.0	152.1
Depreciation and amortisation	46.2		81.8	41.7
Net debt	98.6		174.5	83.5
Shareholders’ funds	878.9		1,555.7	771.7
Shares in issue (million)	1,738.8			1,735.6

Gearing(2)	11.2%			10.8%
Return on capital employed(2)	22.4%			26.3%

Store numbers (at end of period):
US	1,221			1,156
UK	593			602
Percentage increase/(decrease) in like for like sales:
US	7%			6%
UK	(8%)			3%
Group	2%			5%
Average sales per store (£’000s)(3):
US	1,072			976
UK	813			866
Number of employees
(full-time equivalents)	15,652			15,145

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.77, the Noon Buying Rate on 28 January 2006.
(2)	Earnings per share, return on capital employed and gearing are defined on page 121.
(3)	Including only stores operated for the full financial period.

The financial data included in the Financial summary above has been derived, in part, from the consolidated accounts for such periods included elsewhere in this Annual Report. The financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 22 to 29.

Further selected financial data is shown on pages 118 and 119. The accounts of the Group for 2005/06 and 2004/05 have been prepared in accordance with IFRS, which differ in certain respects from US GAAP. See note 30 on page 99 for details of transitional exemptions where full retrospective application has not been applied. See pages 103 to 111 for information on the material differences between IFRS and US GAAP that affect the Group’s profit and shareholders’ funds.

6	Signet Group plc Annual Report & Accounts year ended 28 January 2006

US operating review

Overview
During 2005/06 Signet’s US division became the sector leader in the speciality retail jewellery market in the United States with an approximate share of 8.2%. Total US sales in the year to 28 January 2006 were $2,309 million (2004/05: $2,061 million). The division’s mall stores target the middle market while the off-mall superstores target the upper middle market. Its mall stores trade nationwide as Kay Jewelers (“Kay”), and regionally under a number of well established and recognised brands. Kay Jewelers is the largest speciality retail jewellery brand in the US by sales and accounted for 40.5% of Group sales. The regional stores amounted to 15.2% of Group sales. The destination superstores trade as Jared The Galleria Of Jewelry (“Jared”) and the 110 stores are equivalent in space terms to some 450 of the Group’s mall stores. Jared, which accounts for 16.8% of Group sales, became one of the top-five US speciality jewellery retailers by sales in 2005/06. It is the largest and fastest growing chain of off-mall category killer destination jewellery stores. A category killer store offers a wider selection of merchandise at highly competitive prices and is not normally located in a regional mall.

Over the longer term, the division’s aim is to gain further profitable market share through like for like sales growth by focusing on proven competitive advantages. It aims also to increase US new store space by between 8% – 10% per annum, with Jared accounting for the majority of the planned space growth.

Competitive advantages
Management attributes the division’s success in the US speciality retail jewellery market to a range of competitive advantages in store operations and human resources, real estate, merchandising and marketing. These advantages are reflected in an above average sales per store and operating profit margin. The principal competitive advantages are summarised below, and are explained in greater detail over the following pages.

•	Store operations and human resources
Experience demonstrates that the sales associate’s ability to communicate and explain the value and quality of the merchandise plays a significant part in a retail jewellery purchase. Therefore, the US division has developed specialised training for its retail associates, and its size provides leverage of training resources and systems. The division now has at least one certified diamontologist in each of its stores and all store managers are required to be so qualified.

•	Real estate
Strict criteria are followed when evaluating real estate investment or lease renewal, and management believes that the quality of the store portfolio is superior to that of its competitors. The trading record and the strength of the Group balance sheet make Signet an attractive tenant.
•	Merchandising
Management believes that Signet has a supply chain advantage compared to its competitors as it has greater experience and capacity to direct source loose diamonds (i.e. to purchase loose polished diamonds from diamond cutters and supply them to contract manufacturers who produce finished merchandise). This sourcing strategy allows the Group to provide superior value and quality to the consumer. Diamond jewellery accounts for approximately 71% of total merchandise sales. The division’s sophisticated merchandising systems test, track, forecast and respond to consumer preferences and provide competitive advantage by helping to ensure high in-stock positions of key merchandise assortments and faster moving items.

•	Marketing
Kay is one of a very limited number of US speciality retail jewellery brands with a presence large enough to justify national television advertising, which is the most cost effective way to attract customers, enter new markets and increase brand recognition.

All Jared stores were supported by local television advertising over Christmas 2005 and it is expected to have sufficient scale to benefit from the use of national television advertising for Christmas 2007.

Initiatives in 2005/06
Specific initiatives taken during 2005/06 to strengthen the Group’s competitive position included:

Store operations and human resources
•	strengthened field recruitment organisation;
•	increased number of certified diamontologists by 12%; and
•	introduced customer satisfaction index.

Real estate
•	increased number of Jared openings by 29% to 18;
•	continued test of Kay off-mall store format and opened first three stores in metropolitan locations; and
•	development of plans for Kay stores in outlet centres.

Merchandising
•	further developed the Leo Diamond range;
•	tested virtual diamond vault (giving on-line access to vendor inventory);
•	began initiative to develop a capability to source rough diamonds; and
•	capacity of distribution centre substantially increased.

Marketing
•	expanded national TV advertising for Kay;
•	all Jared stores supported by local TV advertising; and
•	commenced developing television advertisements for JB Robinson.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	7

US operating review (continued)

Initiatives for 2006/07
Initiatives planned for 2006/07 include:

Store operation and human resources
•	improve jewellery repair business processes; and
•	continue to trial e-learning.

Real estate
•	increase number of Jared openings to between 18 and 23;
•	commence roll-out of Kay stores in off-mall locations with 20 to 25 openings; and
•	test Kay stores in outlet centres.

Merchandising
•	expand range of diamond jewellery, including larger, higher priced stones;
•	test superstore concept in high traffic malls; and
•	further extend luxury watch collection in Jared.

Marketing
•	further increase Kay and Jared television advertising;
•	expand trial of JB Robinson television advertising into two additional markets; and
•	launch e-commerce capability for Kay.

Marketplace
Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been $59 billion in 2005 (2004: $57 billion). The US jewellery market has grown at a compound annual growth rate of 5.7% over the last 25 years. In 2005 the total jewellery market grew by about 3.8%. Signet has an approximate 3.9% share of the total US jewellery market. US diamond jewellery sales are believed to account for about 50% of worldwide diamond jewellery sales according to Rapaport Research. In the US market, diamond jewellery sales account for about 55% of total jewellery sales. In the last ten years the growth in diamond jewellery sales has been more than a third faster than that of the total jewellery market. Speciality retailers accounted for about 48% – 49% of the total jewellery market over the last five years and 47.3% in 2005. The speciality jewellery sector grew by 2.4% in 2005. The US division has an approximate 8.2% market share of the speciality sector.

Jewellery sector sales have, over the longer term, grown faster than retail sales (source: US Department of Commerce and US Census Bureau) and the rate of growth accelerates and slows broadly in line with major non-food retail categories. Management believes that a major contributor to the relationship with other non-food retail categories is that the majority of jewellery sales are made in the middle mass market for bridal related or annual gift giving events. Retail jewellery sales have risen at a compound annual growth rate of 4.8% from 1998 to 2005 (see graph below). Jewellery sales outperformed other comparable sectors in the more buoyant late 1990’s, under-performed in 2001 and have performed in line with the selected other non-food retail categories over the last four years. Over this eight year period Signet’s total US dollar sales rose (excluding the acquisition of Marks & Morgan) at a compound annual growth rate of 10.9%.

Growth of US retail sales

-3%

0%

3%

6%

9%

12%

15%

18%

2005

2004

2003

2002

2001

2000

1999

1998

Electricals &

electronics

Furniture & household

Equipment ex electricals

Clothing

Jewellery &

watches

Signet US

Source: US Departments of Commerce

In 2000 and 2001 Signet’s growth excludes the impact of Marks & Morgan acquisition.

Management believes that the longer term outlook for jewellery sales is encouraging given the growth in disposable incomes and the increasing number of women in the work force. However, jewellery sales are still subject to fluctuations in the general level of retail sales.

The US retail jewellery industry is very competitive and highly fragmented. The broader total US retail jewellery market includes formats such as department stores, discount outlets, television home shopping, internet retailers and general merchandise, apparel and accessory stores. The largest jewellery retailer is believed to be Wal-Mart Stores, Inc., which includes a wide assortment of costume jewellery. Management believes that the business also competes with non-jewellery retailers for consumers’ discretionary spending.

The US division’s largest speciality jewellery competitor is Zale Corporation, which has a speciality market share of about 7.8%. Competition is also encountered from a limited number of large regional retail jewellery chains (only five other speciality jewellery retailers have more than 100 stores) and independent retail jewellery stores (including smaller regional chains of fewer than 100 stores) which account for over 70% of the speciality market.

In 2005 the Jewelers Board of Trade estimated that there were some 24,500 speciality jewellery firms in the US, compared to 26,750 in

1999, a decrease of about 2,250 firms, equivalent to a compound annual decrease of around 1.5%. The number of stores operated by the five largest speciality jewellery retailers increased by about 700 over the same period and reflects the continuing consolidation taking place in the sector. The US division accounted for about 60% of the increase in store numbers of the five largest speciality jewellery retailers.

Management believes that the five largest speciality jewellery retailers have increased their market share from about 18% to about 24% of speciality jewellery sales over the last five years. The majority of this increase reflected Signet’s growth. These trends provide a significant growth opportunity for those businesses with competitive advantages in the sector, and it is believed that Signet is well positioned to gain further market share.

The US division competes on the basis of the quality of its personal customer service, merchandise selection, availability, quality and value. Brand recognition, trust and store locations are also competitive advantages as is the ability to offer private label credit card programmes to customers. The US division does not hold any material patents, licenses, franchises or concessions but has a range of trading agreements with suppliers, the most important being in regard of the Leo Diamond. The established trademarks and trade names of the division are essential to maintaining its competitive position in the retail jewellery industry.

Store operations and human resources
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

A customer satisfaction index covering 20 criteria was introduced during 2005/06. Each store is benchmarked against others in its district, region and across the division based on customer feedback. The scores are reported on a monthly basis highlighting areas of good performance and those for improvement.

Providing knowledgeable and responsive customer service is a priority, and is regarded by management as a key point of differentiation. It is believed that highly trained store sales staff with the necessary product knowledge to communicate the quality, attributes and competitive value of the merchandise are critical to the success of the business. The US division’s substantial training and incentive programmes for all levels of store staff are designed to play an important role in recruiting, educating and retaining qualified store staff. The preferred practice is to promote managers of all levels from within the organisation in order to maintain continuity and familiarity with the division’s procedures.

8	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Retail sales personnel are encouraged to become certified diamontologists by graduating from a comprehensive correspondence course provided by the Diamond Council of America. Over 73% of the division’s full time sales staff who have completed their probationary period are certified diamontologists or are training to become certified. Employees often continue their professional development through completion of further courses on gemstones. The number of certified diamontologists employed by the US division was up by 12% in 2005/06.

All store employees are set daily performance standards and commit to goals. Sales contests and incentive programmes also reward the achievement of specific goals with travel or additional cash awards. In addition to sales-based incentives, bonuses are paid to store managers based on store contribution and to district managers based on the achievement of key performance objectives. In 2005/06 approximately 24% (2004/05: 23%) of store personnel remuneration was commission and incentive-based.

Each store is led by a store manager who is responsible for various store level operations including overall store sales and branch level variable costs; certain personnel matters such as recruitment and training; and customer service. Administrative matters, including purchasing, merchandising, payroll, preparation of training materials, credit operations and divisional operating procedures are consolidated at divisional level. This allows the store manager to focus on those tasks that can be best executed at a store level, while enabling the business to benefit from economies of scale in administrative matters and to help ensure consistency of execution across all the stores.

Although staff recruitment is primarily the responsibility of store and district managers, a central recruitment function supplies field recruiters from the US head office, and uses methods such as internet recruitment to provide stores with a larger number of better-qualified candidates from which to select new staff.

Management believes that the retention and recruitment of highly-qualified and well-trained staff in the US head office in Akron, Ohio is essential to supporting the stores. A comprehensive in-house curriculum supplements specific job training and emphasises the importance of the working partnership between stores and the head office.

US head office bonuses are mainly based on the performance of the division against predetermined annual profit targets. Promotion decisions for all non-management head office personnel are based on performance against service level and production goals; for managers they are based on annual objectives and performance against individual job requirements.

Real estate
The vast majority of Signet’s US stores are located in suburban areas. Kay and the regional chains are predominantly located in superior regional and super-regional enclosed malls where they seek sites at busy centre court locations. Approximately 57% of the stores are so situated. The average mall store contains approximately 1,170 square feet of selling space and 1,460 square feet of total space. The design and appearance of stores is standardised within each chain. The typical investment in the first year of trading to open a mall store is about $1.1 million.

The typical Jared store has about 4,700 square feet of selling space and 5,900 square feet of total space. Its size permits significantly expanded product ranges and enhanced customer services, including in-store repair and custom design facilities. A private viewing room is available for customers when required. There are also complimentary refreshments and a children’s play area. The typical investment in the first year of trading to open a Jared store is about $3.8 million.

Management believes that the US division’s prime real estate portfolio, together with its regular investment in mall store refurbishments and relocations, are competitive advantages that help build store traffic. Superior like for like sales growth is normally achieved for a number of years following such investment. The typical benefits from mall store refurbishments, which normally occur on a ten year cycle, include an increase in linear footage of display cases positioned on the store frontage, more effective lighting, improved visibility and better access to the store. When relocating a store to a better location in a mall, such as a centre court corner site from an in-line location, an increase in like for like sales is expected for the reasons given above.

In some of the highest traffic malls it is intended to test a format which offers increased selling space, better customer service facilities and a wider merchandise assortment, in particular a much greater selection of loose polished diamonds and settings thereby drawing on the division’s experience with Jared.

In 2005/06 there was a net increase in the US division’s new store selling space of 9%, at the top end of the target range. In 2006/07 it is planned to open approximately 18-23 Jared stores, 23-28 mall stores, 20-25 off-mall Kay locations, two metropolitan stores and up to five Kay stores in outlet centres. Around 20 mall stores are planned for closure. The programme should result in a net increase in new store space of 8% – 10% by the end of 2006/07. Criteria for investment in real estate remain stringent.

Signet may consider selective purchases of mall stores that meet its acquisition criteria regarding location, quality of real estate, customer base and return on investment.

Kay
The expansion of Kay as a nationwide chain is an important element of the US growth strategy. With 781 stores in 50 states at 28 January 2006 (29 January 2005: 742 stores), Kay is targeted at the middle income consumer and in 2005/06 had sales of $1,290.1 million (2004/05: $1,174.4 million). During 2004/05 Kay became the largest speciality retail jewellery brand in the US, based on sales, and increased its leadership position in 2005/06. It is believed that in the longer term there is potential to expand the Kay chain to over 1,450 stores, including some 850 stores in covered regional malls. New Kay formats have been developed for locations outside traditional malls and these are detailed below.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	9

US operating review (continued)

Kay lifestyle and power strip stores provide an expansion opportunity to take advantage of fast growing retail venues. A lifestyle centre is a suburban open air shopping centre where the retail mix is biased toward fashion and leisure stores and is also likely to have a large number of restaurants. A power strip centre is also a suburban open air shopping complex but the retail mix is predominantly category killer superstores with some smaller speciality units. These shopping centres are often referred to as “off-mall” locations.

Kay stores in off-mall locations were successfully tested between 2003 and 2005 with 31 stores having been opened. It is intended to commence the roll-out of Kay stores in these open air centres with 20-25 openings expected in 2006/07. The potential for some 500 suitable locations has been identified in these types of centres. While these Kay stores are expected to have a lower capital expenditure, lower rents and lower sales per store at maturity than that of the Kay chain average, they are expected to satisfy the normal return on investment hurdle set by the Group.

Kay metropolitan stores allow penetration into high population downtown areas under-served by the division’s typical mall and off-mall stores. These metropolitan markets have a high density of retail, business, entertainment and government establishments with good transit services and high pedestrian footfall.

During 2005/06 three Kay stores were opened in metropolitan locations in Chicago, Manhattan and Brooklyn. These Kay stores also need to meet the Group’s normal investment criteria and are anticipated to have a higher capital expenditure, higher rents and higher sales per store at maturity than that of the Kay chain average. The development of these stores draw on the division’s experience gained from both Kay and Jared. It is anticipated that there is potential for approximately 50 such stores.

In 2006/07 it is intended to test about five Kay stores in outlet malls. These stores will provide penetration into the “bargain hunter” sector of the market. They will be located in two types of centres; “Factory outlets” in which 50% or more tenants are manufacturing outlets and “Mixed use” centres, typically with one million square feet of manufacturers’ outlet units, traditional mall stores and large space retailers.

The following table sets out information concerning the US stores operated by Signet during the period indicated:

	2005/06	2004/05

Number of stores:

Total opened during the year(1)	81	68
Kay	43	34
Regional chains	20	20
Jared	18	14

Total closed during the year	(16)	(15)
Kay(2)	(4)	(9)
Regional chains	(11)	(6)
Jared(2)	(1)	–

Total open at the end of the year	1,221	1,156
Kay	781	742
Regional chains	330	321
Jared	110	93

Average retail price of merchandise sold	$351	$320
Kay	$305	$282
Regional chains	$324	$304
Jared	$697	$644

Average sales per store in thousands(3)	$1,930	$1,816
Kay	$1,665	$1,584
Regional chains	$1,514	$1,533
Jared	$5,453	$4,975

Increase in net new store space	9%	8%
Percentage increase in like for like sales	7.1%	5.9%

(1)	Figures for stores opened during the year are adjusted for the impact of conversions of format between Kay and regional chains.
(2)	2005/06 includes one Kay and one Jared store temporarily closed as a result of hurricane and flood damage. The stores are expected to re-open in 2006/07.
(3)	Based upon stores operated for the full financial year.

10	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Management believes that the expansion of Kay outside of covered regional malls presents a potential opportunity to reach new customers currently aware of the brand but with no convenient access to a store. These stores will leverage further the strong Kay brand awareness, the marketing support and the central overhead.

Regional chains
Signet also operates US mall stores under a variety of established regional trade names (see Description of property, page 21). The leading brands include JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. At 28 January 2006 330 regional stores operated in 31 states (29 January 2005: 321 stores) and sales for 2005/06 were $484.5 million (2004/05: $471.1 million). Nearly all of these stores are located in malls where there is also a Kay store.

New regional chain stores are opened if real estate satisfying the division’s investment criteria becomes available in their respective trading areas or in adjacent areas where marketing support can be cost effective. Areas in which the scale to support cost-effective marketing can be built over a reasonable time span are also considered for store openings. Management believes there is potential to develop a second mall-based brand of sufficient size to take advantage of national television advertising. Such a strategy would require the rebranding of the stores to one national format and may also include the acquisition of small or large regional chains of speciality jewellery stores that meet the Group’s strict operational and financial criteria.

Jared
Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market. Its main competitors are independent operators, with the next largest chain having about 25 stores. If Jared was a stand-alone operation it would be the fourth or fifth largest US speciality jewellery retail brand by sales.

Jared locations are typically free-standing sites in shopping complexes with high visibility and traffic flow, and positioned close to major roads. The retail centres in which Jared stores operate normally contain strong retail co-tenants, including other category killer destination stores such as Borders Books, Best Buy, Home Depot and Bed, Bath & Beyond as well as some smaller speciality units.

Jared targets an under-served sector at the upper end of the middle market. This customer is more mature with a higher income than that of Signet’s US mall store customers. An important advantage of a destination store is that the potential customer visits the store with the intention of making a jewellery purchase, whereas in a mall there is a greater possibility of the intended spend being diverted to non-jewellery purchases.

There were 110 Jared stores at 28 January 2006 (29 January 2005: 93 stores) and sales in 2005/06 were $534.2 million (2004/05: $415.0 million). The average retail price of merchandise sold in Jared stores during 2005/06 was $697 (2004/05: $644), which was more than double that of a Signet US mall store.

In the first five years of trading a Jared store is projected to have a faster rate of like for like sales growth than that of a mall store during the same period. At the end of this period the projected operating margin is expected to have risen to a level comparable to that of a mall store at maturity, with a greater return on capital employed. The average sales of the 43 Jared stores that have reached maturity is $5.6 million in their fifth full year. At 28 January 2006 some 60% of the Jared stores had been open for less than five years. The average sales per Jared store opened for the whole of 2005/06 was $5.5 million (2004/05: $5.0 million).

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

Some Jared stores are being opened to test new real estate selection criteria that may increase the potential number of sites suitable for a Jared store. These include opening Jared stores nearer to each other in established markets with above-average population density, entering smaller markets when national television advertising would make marketing support cost-effective and locating stores attached to the exterior of covered malls. Consideration is also being given to entering major metropolitan markets in anticipation of the planned introduction of national television advertising during the fourth quarter of 2007/08.

In the longer term, the chain has the potential to expand nationwide to over 250 stores, generating annual sales of over $1.5 billion based on the current performance of existing Jared stores.

In summary, management believes that there is potential to almost double US selling space over the next several years by continuing to focus on existing concepts and the potential number of stores by chain.

Store numbers
		Planned net
	28 January	openings
	2006	2006/07	Potential

Kay:
Mall	746	23-28	850	+
Off-mall	31	20-25	c.500
Metropolitan	3	2	c.50
Outlet centres	1	5	50-100

	781	50-60	1,450	+
Regionals	330	10-15	c.700
Jared	110	18-23	250	+

Total	1,221	80-90	2,400	+

Merchandising and purchasing
It is believed that selection, availability and value for money of merchandise are all factors that are critical to success. In the US business the range of merchandise offered and the high level of stock availability are supported centrally by extensive and continuous

Signet Group plc Annual Report & Accounts year ended 28 January 2006	11

US operating review (continued)

The following map shows the number and locations of Kay, Regional and Jared stores at 28 January 2006:

ss

I

n

d

i

a

n

a

K

a

y

1

8

Jared

1

Regionals

9

K

e

n

t

u

c

k

y

Kay

18

Jared

1

Regionals 18

T

e

nn

e

ss

ee

Kay

2

0

Jared

4

Regionals 7

A

l

a

b

a

m

a

Kay

18

R

e

g

i

o

nals 1

Georgia

Kay

2

9

Jared

6

Regionals

1

0

Florida

Kay 61

Jared

1

2

R

e

g

i

o

n

a

l

s

2

7

South

Carolina

K

a

y

1

6

R

e

g

i

o

n

a

l

s

5

N

o

r

t

h

C

a

r

o

lina

Regionals

4

K

a

y

2

7

Jared

5

Virginia

Kay

2

8

Jared

7

Regionals

18

M

a

r

y

l

a

n

d

K

a

y

27

Jared

3

Regionals

1

3

New Jersey

Kay

1

7

Regionals

3

West

Virginia

K

a

y

8

Regionals

7

Pennsylvania

Kay

5

2

Jared

3

Regionals

1

8

Connecticut

Kay

1

0

Regionals

5

R

h

o

d

e

Island

Kay

3

Regionals

1

Massachusetts

Kay

2

5

Regionals

1

6

New

Hampshire

Kay

5

Regionals

5

New
York

K

a

y

42

Jared

2

Regionals

1

7

Vermont

K

a

y

3

Maine

K

a

y

5

Alaska

Kay

2

D

e

l

a

w

a

r

e

K

a

y

2

Hawaii

K

a

y

2

Nevada

Kay 4

Jared 2

Utah

Kay 2

Jared 1

California

Kay 53

Jared 2

Regionals 6

Arizona

Kay 13

Jared 7

Regionals 5

New Mexico
Kay 3

Colorado

Kay 10

Jared 5

Regionals 1

Oregon

Kay 10

Regionals 3

Idaho

Kay 2

Jared 1

Wyoming

Kay 1

Montana

Kay 3

Washington

Kay 12

Jared 3

Regionals 16

North Dakota

Kay 3

South Dakota

Kay 2

Nebraska

Kay 2

Kansas

Kay 5

Regionals 2

Oklahoma

Kay 5

Jared 1

Texas

Kay 45

Jared 14

Minnesota

Kay 9

Jared 3

Regionals 14

Iowa

Kay 14

Jared 1

Missouri

Kay 17

Jared 2

Regionals 4

Arkansas

Kay 4

Louisiana

Kay 8

      Regionals 1

Mississippi

Kay 8

Wisconsin

Kay 10

Jared 3

Regionals 10

Illinois

Kay 28

Jared 8

Regionals 13

Michigan

Kay 27

Jared 5

Regionals 26

Ohio

Kay 43

Jared 8

Regionals 55

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

Sophisticated inventory management systems for merchandise testing, assortment planning, allocation and replenishment have been developed and implemented. Approximately 70% of the merchandise is common to all US division mall stores, with the remainder allocated to reflect demand in particular markets. It is believed that the merchandising and inventory management systems, as well as improvements in the productivity of the centralised distribution centre, have allowed the division to achieve inventory turns comparable to those of most of its quoted competitors although it has a less mature store base and undertakes more direct sourcing of merchandise.

In 2005/06, the bridal category accounted for about 45% of merchandise sold and its participation in the sales mix has steadily grown over the past five years.

Programmes have been developed in conjunction with certain vendors for the provision of branded jewellery merchandise. For example, the Leo Diamond range is sold exclusively by Signet in the US and the UK. Management believes that the US division’s merchandising process, market share and relationship with suppliers, position the business as an ideal partner to develop branded initiatives.

Further examples of merchandising initiatives are:

•	increasing the number of Jared stores that stock luxury watch brands such as Baume & Mercier, Cartier and Raymond Weil; and

12	Signet Group plc Annual Report & Accounts year ended 28 January 2006

•	testing of merchandise relating to the latest De Beers’ initiative of “journey” jewellery consisting of four diamonds to represent significant stages of an individual’s life.

The table below sets out Signet’s US merchandise sales mix as a percentage of sales:

Merchandise mix
	Percentage of sales
	2005/06	2004/05
	%	%

Diamonds and diamond jewellery	71	70
Gold jewellery	7	7
Gemstone jewellery	9	10
Watches	7	7
Repairs	6	6

It is believed that the US division has a competitive cost and quality advantage as approximately 55% of the diamond merchandise sold is sourced through contract manufacturing; Signet purchases loose polished diamonds on the world market and outsources the casting, assembly and finishing operations to third parties. By using this approach the cost of merchandise is reduced and this cost advantage is largely used to provide superior value to the consumer which helps to increase market share. Contract manufacturing is generally utilised on basic items with proven non-volatile historical sales patterns that represent a lower risk of over or under purchasing. This purchasing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of negotiating better pricing for the supply of finished products.

Having made some preliminary test purchases of rough diamonds during 2005/06, further purchases of rough diamonds will be made in 2006/07. Once the rough stones have been cut and polished on a contract basis, they enter the US division’s supply chain in a similar way to other polished loose diamonds. As part of this process the division has appointed Hennig, the world’s largest international diamond consultancy and broking firm to act as its strategic consultant on rough diamond related issues. The objective of this supply chain initiative is to secure additional reliable and consistent supplies of diamonds for the division’s customers, supporting the growth of Signet’s US business and its ability to offer customers superior value.

Certain merchandise is purchased complete as a finished product where the manufacturer’s price is more competitive than using direct sourcing, or the complexity of the product is great or the merchandise is considered likely to have a less predictable sales pattern. This strategy provides the opportunity to reserve stock held by vendors and to make supplier returns or exchanges, thereby reducing the risk of over or under purchasing.

Merchandise held on consignment is used to enhance product selection and test new designs. This minimises exposure to changes in fashion trends and obsolescence and provides the flexibility to return non-performing merchandise. At 28 January 2006 the US division held approximately $174 million (29 January 2005: $158 million) of merchandise on consignment (see note 13 on page 82).

In 2005/06 the five largest suppliers collectively accounted for approximately 22% (2004/05: 25%) of the total US division’s purchases, with the largest supplier accounting for approximately 11% (2004/05: 12%).

Marketing and advertising
Store brand name recognition by consumers is believed to be an important factor in jewellery retailing, as the products themselves are predominantly unbranded. Signet continues to strengthen and promote its US brands and build store brand name recognition through an integrated marketing campaign. The marketing channels used include television, radio, print, catalogues, direct mail, telephone marketing, customer relationship marketing, point of sale signage, in-store displays and the internet. Gross advertising and marketing expenditure was increased by 13% to $152.8 million in 2005/06 (2004/05: $135.5 million), primarily to support total mall sales growth and the continued expansion of the Jared chain. Over the last five years, advertising and marketing expenditure has increased by some 95%. Gross expenditure as a percentage of sales was 6.7% (2004/05: 6.6%) reflecting the increasing proportion of sales from Jared which has a higher percentage of sales spent on marketing than the mall stores.

Advertising activities are concentrated during periods when customers are expected to be most receptive to the marketing message. The proportion of television advertising expenditure to sales continues to grow, and the cost of network television advertising is leveraged as the number of stores increases. The romance and appreciation based theme of Kay’s advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has improved name recognition of the chain. This programme was supplemented with national print advertising in USA Today and national network radio advertising.

Seasonal promotion campaigns for the regional chains use local radio advertising as the primary medium to support and enhance name recognition. Direct mail and telephone marketing are also used to encourage repeat purchases by current customers. Local television advertising was tested in the Cleveland, Ohio market for JB Robinson during Christmas 2005 and it is intended to expand this test in 2006/07 to two additional markets. The regional brands’ marketing support is a similar proportion of sales as for Kay.

Jared advertising on local radio takes place for most of the year and is complemented during key trading periods by advertising on local television in all markets. Management believes that when the Jared chain reaches the critical mass to justify national television advertising, which is considered to be the most efficient and cost-effective form of marketing, brand name recognition will be enhanced nationwide, thus providing increased marketing leverage

Signet Group plc Annual Report & Accounts year ended 28 January 2006	13

US operating review (continued)

and improved access to prime store real estate sites in large, high cost advertising markets. National television advertising for Jared is planned to start during the fourth quarter of 2007/08. Jared has a higher advertising to sales ratio than the division’s mall stores because it is a destination store and is still at an early stage of development. Jared advertising is designed to build name recognition and visit intent through an emphasis on selection and service.

In 2005/06 the US division produced ten Kay catalogues that featured a wide selection of merchandise and were prominently displayed in stores and are also mailed directly to targeted customers. A similar number of catalogue editions were produced for each regional brand. Statistical and technology based systems are employed to support a direct marketing programme that uses a proprietary database of about 24 million names to strengthen the relationship with customers. The programme targets current customers with special savings and merchandise offers during the key trading periods. In addition, invitations to special in-store promotional events are extended throughout the year. A special catalogue featuring luxury watches was produced for Jared.

There are informational websites for Kay, JB Robinson and Jared that display a selection of merchandise assortments, provide store locations, and allow for on-line customer registration and credit application. The division continues to research and monitor the development and execution of e-commerce as a sales channel in conjunction with the marketing and advertising programmes. It is anticipated that a new Kay website incorporating an e-commerce facility will be launched during the second half of 2006.

Credit operations
Management regards the provision of an in-house credit programme as a competitive advantage for a number of reasons. It allows management to establish and implement customer service standards appropriate for the business, and also provides a database of regular customers and their spending patterns. Investment in systems and management of credit offerings appropriate for the business can also be facilitated in a more cost-efficient manner than if managed by a third party provider. Furthermore it is believed that the various credit programmes help to establish long-term relationships with customers and complement the marketing strategy by encouraging additional purchases and higher unit and value sales.

The table on page 15 presents data related to the in-house credit business for the past three financial years. Since credit authorisation and collection systems were centralised in 1994 the credit offer and performance have been relatively consistent over the economic cycle. The average outstanding balance at the year end was $841 (2004/05: $792).

The credit portfolio turns approximately every seven months and the monthly collection rate in 2005/06 was 14.5%. The bad debt charge for the year, at 5.8% of credit sales, remained near the bottom end of the historic range. In-house credit sales represented 51.1% of total US sales in 2005/06 (2004/05: 50.6%). A number of programmes offer interest-free financing, subject to certain conditions. In most US states customers are offered optional third party credit insurance.

Authorisation and collections are all performed centrally at the US head office, rather than by store staff. The majority of credit applications are processed and approved automatically; they can and are initiated via in-store terminals, through a toll-free phone number or on-line through the informational websites. All applications are evaluated by the scoring of credit data and using data obtained through third party credit bureaux.

Investment in staff, training and systems to maintain or improve the quality of the credit portfolio continued throughout 2005/06. A new, customised, collection system using up to date technology replacing a system that was initially installed when credit operations were centralised began to be developed in 2004/05 and was fully implemented during 2005/06.

The new system provides management with increased flexibility to implement and/or modify collection strategies, and a more user-friendly platform. Collection strategies and efforts continued to include emphasis on risk-based calling and first call resolution. In authorisations, new applicant scorecards were updated to provide improved separation in evaluating high and low-risk applicants and to increase activation rates with preferred customers to encourage higher sales.

In addition to in-house credit sales, the US stores accept major credit cards. Third party credit sales are treated as cash sales and accounted for approximately 38% of total US sales during the year.

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

All stores are supported by the internally developed Store Information System, which includes electronic point of sale (“EPOS”) processing, in-house credit authorisation and support, a district manager information system and a satellite-based communications system that supports data transmissions and division-wide e-mail. The EPOS system updates sales, in-house credit and perpetual inventory replenishment systems from data captured throughout the day for each store.

In order to enhance customer service and allow staff more time for selling, further steps to improve store systems were taken. For example special order and repair service procedures were made more efficient.

14	Signet Group plc Annual Report & Accounts year ended 28 January 2006

	2005/06	2004/05

Credit sales ($m)	1,169.4	1,035.8
Credit sales as % of total sales	51.1%	50.6%
Number of active credit accounts at year end	883,873	838,916
Average outstanding account balance ($)	841	792
Average monthly collection rates	14.5%	14.8%
Bad debt as % of total sales	3.0%	2.8%
Bad debt as % of credit sales	5.8%	5.6%

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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	15

UK operating review

Overview
Signet is the largest speciality retailer of fine jewellery in the UK, with 593 stores and a total market share of approximately 17%. It trades as H.Samuel (15% of Group sales), targeting the middle market, and Ernest Jones (12% of Group sales), positioned at the upper end of the middle market. Total sales during 2005/06 were £469.6 million (2004/05: £507.7 million), H.Samuel’s sales were £256.2 million (2004/05: £281.1 million) and Ernest Jones £208.5 million (2004/05: £221.1 million).

At 28 January 2006 there were 386 H.Samuel stores and 207 Ernest Jones stores (including 16 Leslie Davis stores). Approximately 47% of these are located in prime “High Streets” (main shopping streets with high pedestrian traffic) and 53% are in covered or enclosed shopping malls. High Street stores accounted for 39% of total UK division sales and shopping mall stores for 61%. H.Samuel is the largest chain of speciality retail jewellers in the UK and its stores are located in virtually every medium and large retail centre. Ernest Jones, the second largest speciality retail jewellery chain, is represented in most large retail centres.

The UK strategy is to increase the average transaction value by focusing on merchandise where the UK division’s competitive advantages are greatest, particularly diamond jewellery, thereby improving store productivity and achieving operational leverage. To achieve this the division has a series of initiatives in the key areas of retail execution that are designed to grow the sales of diamonds and other products involving higher customer service levels.

Competitive advantages
Signet has a range of advantages in store operations and human resources, real estate, merchandising, marketing and access to US expertise, compared to competitors within the UK speciality jewellery retail market. The principal competitive advantages are summarised below and explained in greater detail on pages 17 to 20.

•	Store operations and human resources
The division’s scale enables it to develop and invest in training procedures tailored to its own requirements. This is particularly important, as the sale of diamond jewellery requires increased standards of product knowledge and customer service from sales associates. The division also enjoys economies of scale in recruitment and store administration.

•	Real estate
Strict criteria are followed when evaluating real estate investment, and management believes that the quality of its store portfolio is superior to that of many of its competitors. The strength of the Group’s balance sheet and the division’s trading record makes it an attractive tenant. The well-tested H.Samuel and Ernest Jones revised store formats, which are more suited to selling diamonds, and improved customer service enables the division to take an increased share of the diamond category, which is one of the fastest growing major segments within the UK jewellery market.

•	Merchandising
Management believes that the division’s leading position in the UK jewellery sector is a commercial advantage when sourcing merchandise and enables delivery of better value to the customer. An example of this is its capacity to contract with jewellery manufacturers to assemble products, utilising directly sourced gold and loose polished diamonds. In addition, the division has the scale to utilise sophisticated merchandising systems to test, track, forecast and respond to consumer preferences.

•	Marketing
The UK division has strong and well established brands and leverages them with advertising (both print and television), catalogues and the development of customer relationship marketing techniques. Few of its competitors have sufficient scale to utilise these marketing methods successfully.

•	Access to US expertise
The UK business also benefits from its close relationship with Signet’s US operations. Synergy is gained by sharing knowledge in merchandising, marketing, operations, systems and best practice procedures. None of the UK division’s competitors has similar access to the leading operator in the world’s largest jewellery market.

Initiatives in 2005/06
Specific initiatives taken to strengthen the division’s competitive position included:

Store operations and human resources

•	increased from 25% to 30% the number of store personnel with externally accredited jewellers qualifications; and
•	introduced commission based incentives to all stores.

Real estate

•	rolled-out revised store design to an additional 78 stores; and
•	improved store design elements tested in a prototype store.

Merchandising

•	increased the size, quality and range of settings of diamond jewellery;
•	further widened the Leo Diamond range in Ernest Jones; and
•	enhanced the Forever Diamond range in H.Samuel.

Marketing

•	tested different television commercials for H.Samuel and Ernest Jones;
•	H.Samuel website made transactional to complement in-store customer service; and
•	continued the development of catalogue design and distribution.

Initiatives in 2006/07
Initiatives planned for 2006/07 include:

Store operation and human resources
•	improve customer service element of training; and
•	test customer satisfaction index.

Real estate
•	trial of improved store design features; and
•	refurbish between 30 and 35 stores.

Merchandising
•	expand Forever and Leo Diamond ranges; and
•	increase in white metal ranges.

Marketing
•	develop new commercials for television advertising; and
•	launch e-commerce capability for Ernest Jones.

Marketplace
Although reliable figures on the size of the UK jewellery market are difficult to obtain, management estimates that in calendar year 2005 the size of the total UK market for fine jewellery, costume jewellery and watches was approximately £3.2 billion ($5.8 billion) (including VAT of 17.5%). The market includes speciality retail jewellers and

16	Signet Group plc Annual Report & Accounts year ended 28 January 2006 non-speciality jewellery retailers such as mail order catalogues, catalogue showrooms and jewellery departments in department stores.

The UK retail jewellery market is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are approximately 7,000 speciality retail jewellery stores in the UK.

In the middle market H.Samuel competes with a large number of independent jewellers, the only competitor of significant size being F Hinds (105 stores). Competition at the lower end of the H.Samuel product range also comes from Argos, the catalogue showroom operator and discount jewellery retailers such as Warren James (116 stores).

In the upper middle market Ernest Jones’ competition is from independent speciality retailers and a limited number of other upper middle market jewellery brands such as Goldsmiths (173 stores) and Beaverbrooks (57 stores).

Based on surveys, management believes that customers are attracted to H.Samuel because they have confidence in the brand and its staff are perceived to be friendly, helpful and knowledgeable. Ernest Jones is perceived to offer high quality merchandise and premium service from a professional and knowledgeable staff.

Store operations and human resources
Management regards customer service as an essential element in the success of its business. During 2003/04 the “Signet Jewellery Academy,” a multi-year training programme and framework for measuring standards of capability, was introduced for all store staff. As part of this programme just over two-thirds of all store managers and assistant store managers have now passed the National Association of Goldsmiths accredited Jewellery Education & Training Level 1 qualification. Upon completion of each of the four levels of the Academy, the staff member normally takes on increasing responsibilities. Training programmes have contributed to the improvement in the quality, performance and retention of UK staff.

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

In 2004/05 commission-based remuneration was tested. The level of commission paid is dependent on a combination of store and individual performance. This commission system was introduced in all stores during 2005/06.

In conjunction with the Signet Jewellery Academy, training in management skills for all tiers of store operations management was developed further last year to support the initiative to improve customer service. In 2005/06 the number of training courses completed again increased.

The preferred policy is to promote store managers from within the business; approximately 66% of store management appointed in 2005/06 were so promoted. At any given time each chain has a number of sales staff who are qualified to advance to store management level, thus assuring the availability of newly trained managers familiar with the division’s operating standards and procedures.

In order to increase staff selling time and to improve efficiency, operating procedures are routinely reviewed to identify opportunities to enhance customer service and reduce in-store administrative tasks. The Signet intranet provides a computer-based platform for improved communication between stores and head office, with sales floor and back office administrative functions being simplified and standardised through this medium.

Management also believes that successful recruitment, training and retention of head office staff is essential. Comprehensive recruitment, training and incentive programmes for head office staff are in place in the Borehamwood and Birmingham offices. Programmes to provide employees with structured development plans, training and career paths have been implemented. Internal career advancement is encouraged and is supported by a succession planning process. Teamwork and service to the stores are encouraged through a performance bonus plan for head office staff, which is based on the division’s results.

Opportunities for better employment practices were identified through a staff opinion survey. It is believed that the results provide a basis for further improvement in the motivation and retention of staff.

Real estate
As part of the normal store refurbishment cycle a store design better suited to the sale of diamonds, fine jewellery and higher priced watches is being rolled out. The design draws on the Group’s mall store experience in the US and was developed as part of the programme to increase sales and store productivity by focusing on the outperforming diamond category. The design allows greater interaction between sales associates and customers and better presentation of merchandise.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	17

UK operating review (continued)

This revised format features open frontages which are intended to make the store more accessible and inviting to the customer, as well as improved presentation of the merchandise. The design for mall locations includes display cases on the frontage with the concourse, rather than the traditional window presentation. The High Street stores have wide floor-to-ceiling windows that provide views directly into the store.

Much of the merchandise is presented in low level display units that also serve as service counters and allow the sales associate to show an assortment of merchandise to the customer without having to break away to select additional merchandise from the window displays, as in the traditionally designed store.

The increase in sales from the additional investment meets the well established Group investment criteria. The reformatted stores achieved a rise in both diamond sales and average retail price. An additional 86 stores, primarily H.Samuel, were trading in the new format at 28 January 2006, bringing the total to 228, accounting for over 40% of the UK division’s sales. A multi-year rollout plan for the new format is being implemented as part of the normal refurbishment cycle; it is planned to refurbish or relocate 30 to 35 stores in 2006/07, the majority again being H.Samuel.

Details of recent investment in the store portfolio are set out below:

Number of stores	2005/06		2004/05

Store refurbishments and relocations	78		8
New H.Samuel stores	3		2
New Ernest Jones stores	5		7
Store fixed capital investment	£22	m	£23	m

H.Samuel
H.Samuel, accounting for 15% of Group sales in 2005/06 (2004/05: 18%), offers a range of jewellery, gold, watches and gifts (see page 19, Merchandise mix). At 28 January 2006 average selling space was 1,091 square feet per store.

H.Samuel store data
	2005/06	2004/05

Number of stores:
Opened during year	3	2
Closed during year	(15)	(11)
Open at end of year	386	398
Percentage (decrease)/increase in like for like sales	(8.8)%	1.9%
Average retail price of items sold(1)	£38	£37
Average sales per store
in thousands (exc. VAT)(2)	£681	£723

(1)	Excluding accessories, repairs and warranties.
(2)	Including only stores operated for the full financial year.

The average retail price of items sold has increased at a compound annual growth rate of 6.1% over the last five years. This upward trend is expected to continue as the sales mix of diamonds is anticipated to rise and that of gifts to decline as a percentage of sales. Average sales per store have increased at a compound annual growth rate of 2.3% over the same period. In 2005/06 the average retail price increased by 4.1% but the sales per store decreased by 5.8%. Management believes that the number of H.Samuel stores is unlikely to increase.

Ernest Jones (including Leslie Davis)
Ernest Jones sales accounted for 12% of Group sales in 2005/06 (2004/05: 14%). Where local market size and the availability of suitable watch agencies permit, the Ernest Jones chain follows a two-site strategy, using the trade names Ernest Jones and Leslie Davis.

The principal product categories are diamonds, branded watches and gold jewellery, which are all merchandised and marketed to appeal to the more affluent upper middle market customer (see page 19, Merchandise mix). Ernest Jones retails an extensive range of diamond and gold jewellery as well as prestige watches such as Breitling, Cartier, Longines, Omega, Rado, Raymond Weil, Rolex, and Tag Heuer. It also sells contemporary fashion watches such as Burberry, DKNY, Emporio Armani, Gucci, Hugo Boss and a range of traditional watches including Accurist, Rotary, Seiko and Tissot.

At 28 January 2006 the chain had average selling space of 862 square feet per store. The average retail price of items sold has increased at a compound annual growth rate of 6.4% over the last five years. Over the same period average sales per store increased at an annual compound growth rate of 5.8% and were the most productive mall stores in the Group in terms of sales per square foot. In 2005/06 the increase in average retail price was 5.1% but sales per store decreased by 7.4%. Management considers that there is potential to increase the number of Ernest Jones stores to approximately 225 as suitable sites and watch agencies become available.

Ernest Jones store data(1)
	2005/06	2004/05

Number of stores:
Opened during year	5	7
Closed during year	(2)	–
Open at end of year	207	204
Percentage (decrease)/increase in like for like sales	(7.6)%	4.5%
Average retail price of items sold(2)	£148	£141
Average sales per store in thousands (exc. VAT)(3)	£1,065	£1,150

(1)	Including Leslie Davis stores.
(2)	Excluding accessories, repairs and warranties.
(3)	Including only stores operated for the full financial year.

Merchandising and purchasing
The division retails an extensive range of merchandise including gold and silver jewellery, watches, diamond and gemstone set jewellery and gifts. As with other UK speciality retail jewellers, most gold jewellery sold is 9 carat. However, sales of 18 carat gold jewellery, and white gold, have been increasing.

The merchandise mix of the UK division is given below. In 2005/06 diamond jewellery sales accounted for 29% of total Signet UK sales versus 22% five years ago. In line with the strategy of the UK division to increase the percentage of diamonds in the merchandise sales mix, since 2000/01 the compound annual growth rate of Signet UK diamond sales has been about 10%.

18	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Merchandise mix
	Percentage of sales
	2005/06	2004/05

Gold and silver jewellery
H.Samuel	37	37
Ernest Jones	27	27

Signet UK	32	32

Watches
H.Samuel	23	23
Ernest Jones	29	29

Signet UK	26	26

Diamond jewellery
H.Samuel	21	20
Ernest Jones	38	38

Signet UK	29	28

Gifts
H.Samuel	12	13
Ernest Jones	2	2

Signet UK	7	8

Repairs and accessories
H.Samuel	7	7
Ernest Jones	4	4

Signet UK	6	6

Merchandise is purchased from a range of suppliers and manufacturers. In 2005/06 the five largest of these, all watch suppliers, together accounted for approximately 22% of total UK division purchases, with the largest accounting for approximately 6%. Only a small percentage of merchandise is purchased on consignment (see note 13 on page 82).

Economies of scale continued to be achieved by combining the volume of purchases for H.Samuel and Ernest Jones. Some 21% of the UK business’ gold jewellery is manufactured on a contract basis in Italy through a buying office in Vicenza, Italy, thereby eliminating the costs associated with intermediaries.

The UK division also employs contract manufacturers for approximately 28% of the diamond merchandise sold, thereby achieving cost savings. Both H.Samuel and Ernest Jones employ experienced buyers who concentrate on product development, sourcing and supplier management appropriate to their particular needs. Overseas direct sourcing capability in most product areas has been increased. Such purchases have grown by 144% in value since 1999/00, and now account for 31% of the merchandise mix.

Merchandising teams work in conjunction with the buyers and focus on assortment planning, branch grading, repeat orders, inventory levels and margin management. Product category reviews are regularly carried out with a focus on increasing potential gross margin return on investment. Rigorous test marketing procedures are used to trial products, and their subsequent distribution is made strictly against rates of sale. The merchandise ranges have been rationalised, with greater focus on key items, and offer a wider choice in the most popular categories.

The size and quality of diamond jewellery available to customers was enhanced during the year, with a greater proportion utilising precious white metals. Branded diamonds exclusive to Signet have been developed in recent years, an example of which is the Leo Diamond available in all Ernest Jones stores. The Forever Diamonds range is sold in all H.Samuel stores having been launched in 50 stores during 2002/03. Both the Leo Diamond and the Forever Diamond have unique cuts that provide greater sparkle and brilliance than a typically cut diamond of similar size, colour and clarity. The Leo Diamond utilises a higher quality diamond and therefore retails at a higher price than the Forever Diamond.

Each store is assigned a range of merchandise that reflects local buying patterns. Display equipment and layouts are constantly reviewed and updated, and new display formats that draw upon the US division’s experience have been implemented.

Marketing and advertising
Gross expenditure on marketing and advertising amounted to 3.2% of sales in 2005/06 (2004/05: 3.0%), reflecting the continued trial of television advertising. Marketing campaigns have been tailored to reinforce and develop further the distinct brand identities of H.Samuel as a middle market jewellery chain and Ernest Jones as a more upmarket diamond and watch specialist. Both campaigns aim to expand the overall customer base and improve customer loyalty.

The primary marketing and advertising medium employed in 2005/06 consisted of a series of catalogues for each brand, distributed as inserts in newspapers and magazines as well as by mail and available in all stores. The quality of catalogues was improved and their distribution was better targeted.

The trial of television advertising was continued for both chains during Christmas 2005 with different commercials tested. It was the third year of a large-scale test and took place in regions representing about 65% of the H.Samuel store base and 60% of the Ernest Jones store base, a similar level to 2004/05. It is planned to continue the development of television advertising in 2006/07.

Public relations initiatives resulted in greater coverage by national and consumer lifestyle media titles. Targeted marketing was increased to publicise special promotional events in the run-up to Valentine’s Day and Christmas. Customer relationship marketing was introduced during 2004/05 and the trial continued through 2005/06. It is intended that the programme will be refined further in 2006/07.

During the year an e-commerce (transactional) capability was enabled on the H.Samuel website (www.hsamuel.co.uk) as a complement to store-based customer service. The progress of this new distribution channel is encouraging. The other UK marketing websites (www.ernestjones.co.uk and www.lesliedavis.co.uk) have again seen an increase in visitor traffic. In 2006/07 it is anticipated that the Ernest Jones website will also be enabled with an e-commerce capability.

Signet Group plc  Annual Report & Accounts year ended 28 January 2006     19

UK operating review (continued)

Insurance loss replacement business
While nearly all the UK division’s sales are made directly to the consumer, management believes that Signet is the leading UK jewellery retailer in the insurance loss replacement business. This involves the settlement of insurance claims by product replacement through jewellery stores rather than by cash settlements from the insurance company. The division benefits from the resulting higher customer traffic in the stores and the opportunity to create and build relationships with new customers. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the division has benefited from insurance companies settling claims in this manner.

Credit operations
Whilst the division does not have an in-house credit operation, it does accept major credit cards. Credit card sales are treated as cash transactions and accounted for approximately 30% of sales during 2005/06 (2004/05: 31%). During the period approximately 2% (2004/05: 3%) of sales in the UK were made pursuant to interest-free programmes available for purchases above a particular price. The receivables for the interest-free programmes are sold at a discount on a limited recourse basis and administered by an unaffiliated company.

Management tools and communications
EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment and distribution and can ensure replacement within 24 hours of any merchandise sold. These systems have been upgraded to enable the implementation of “chip and pin” technology to reduce credit and debit card fraud. The first phase of an electronic “Business To Business” communications project, developed to improve the efficiency and effectiveness of dealing with suppliers, was implemented in 2005/06.

A perpetual inventory process allows store managers to check stock by product category. These systems are designed to assist control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

New systems have been introduced to enhance control over cash banking to support financial management. Major computer hardware upgrades took place to improve resilience and capacity, particularly during the peak Christmas season.

The former administration centre at Colindale in North London was sold during 2005/06 and UK store operations, senior management, financial planning, marketing, and buying & merchandising functions have now been relocated to office space more appropriate to the needs of the business in Borehamwood, Hertfordshire, just to the north of London. The facilities for payroll, human resources, information technology, certain finance functions, distribution, e-commerce fulfilment and customer services, as well as the insurance replacement business and call centre, are located in Birmingham.

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

20    Signet Group plc  Annual Report & Accounts year ended 28 January 2006

Description of property & Group employees

Signet attributes great importance to the location and appearance of its stores. Accordingly, in both Signet’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

The Group has sufficient distribution capacity to meet its current requirements and increased capacity in 2005/06 to support anticipated future sales growth in the US.

US
Substantially all of Signet’s US stores are leased. In addition to a minimum annual rental, a significant number of stores will also pay turnover related rent based on sales above a specified base level. Under the terms of a typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditure as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. At 28 January 2006 the average unexpired lease term of US leased premises was six years and some 47.5% of leases had terms expiring within five years. The Jared stores are normally on 20 year leases with options to extend the lease and their rents are not turnover related.

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

A 340,000 square foot head office facility is leased in Akron, Ohio. In addition, a 19,000 square foot repair centre was opened during 2005/06 in Akron. The relocation of the US division central repair facility from the head office premises enabled the expansion of the distribution capacity.

UK
At 28 January 2006 Signet UK traded from seven freehold premises, five premises where the lease had a remaining term in excess of 25 years and 581 other leasehold premises. As is typically the case in retailing in the UK, the division’s stores are leased for terms of up to 25 years, generally under full repairing and insuring leases (equivalent to triple net leases in the US).

Wherever possible Signet is shortening the length of new leases that it enters into in order to improve the flexibility of its lease commitments. Rents are usually subject to upward review every five years if market conditions so warrant. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value. At the end of the lease period, subject to certain limited exceptions, leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. At 28 January 2006 the average unexpired lease term of Signet’s leased premises in the UK was 11 years. As current leases expire, Signet believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general areas. Signet has not experienced difficulty in securing leases for suitable locations for its UK stores. It is not believed that any of the store leases are individually material to the Group’s UK operations.

Signet owns a 255,000 square foot warehouse and distribution centre in Birmingham. The relocation of the UK division’s central administration functions to Birmingham and Borehamwood, Hertfordshire, to enhance efficiency, meant that the 120,000 square foot administration centre at Colindale in North London was sold in August 2005. The new Borehamwood facility is held on a 15 year lease and consists of 36,200 square foot of office space. The holding company functions are located in 7,200 square foot offices on a ten year lease in central London which was entered into in 2005.

Trademarks and trade names
Signet is not dependent on any material patents or licenses in either the US or the UK; however, it does have several well-established trademarks and trade names which are significant in maintaining its reputation and competitive position in the jewellery retailing industry in both the US and the UK. These registered trademarks and trade names include the following in Signet’s US operations: Kay Jewelers; Jared The Galleria Of Jewelry; JB Robinson Jewelers; Marks & Morgan Jewelers; Belden Jewelers; Weisfield Jewelers; Osterman Jewelers; Shaw’s Jewelers; Rogers Jewelers; LeRoy’s Jewelers; Goodman Jewelers; Friedlander’s Jewelers; Every kiss begins with Kay; and Perfect Partner. Trademarks and trade names include the following in Signet’s UK operations: H.Samuel; Ernest Jones; Leslie Davis; and Forever Diamonds.

Group employees
In 2005/06 the average number of full-time equivalent persons employed (including directors) was 15,652 (UK: 4,286; US: 11,366). The Company usually employs a limited number of temporary employees during each Christmas season.

None of Signet’s employees in the UK and less than 1% of Signet’s employees in the US are covered by collective bargaining agreements. Signet considers its relationship with its employees to be excellent.

Signet Group plc  Annual Report & Accounts year ended 28 January 2006     21

Financial review
for the 52 weeks ended 28 January 2006

	2005/06		2004/05
	£m	%	£m	%

Sales:
US	1,282.7	73.2	1,107.8	68.6
UK	469.6	26.8	507.7	31.4

Total	1,752.3	100.0	1,615.5	100.0

Operating profit:
US	167.1	83.4	142.4	69.8
UK	49.1	24.5	76.9	37.7
Group central costs	(8.0)	(4.0)	(6.8)	(3.3)

	208.2	103.9	212.5	104.2
Net financing costs	(7.8)	(3.9)	(8.6)	(4.2)

Profit before tax	200.4	100.0	203.9	100.0

Adoption of International Financial Reporting Standards
For financial years commencing on or after 1 January 2005 UK listed companies are required to report in accordance with International Financial Reporting Standards as adopted by the European Union, (“IFRS”). The Group therefore now prepares its results under IFRS. Any differences between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group. These results contain comparative information presented, where necessary, in accordance with IFRS. IFRS is subject to review and possible amendment or interpretative guidance and therefore subject to change. The most significant elements contributing to the change in reporting the presentation of financial information under IFRS, as compared to Historic UK GAAP, are:

•	the inclusion of a charge for share-based payments;
•	the cessation of goodwill amortisation;
•	the timing of dividend recognition;
•	the disclosures relating to taxation; and
•	the treatment of leases.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments. A reconciliation of the results and net assets under UK GAAP, as previously reported, to IFRS is included in note 30 on page 99.

Introduction
The key drivers of operating profitability are the:

•	rate of sales growth;
•	balance between like for like sales growth and sales from new store space;
•	achieved gross margin;
•	level of cost increases experienced by the Group; and
•	movements in the US dollar to pound sterling exchange rate, since the majority of the Group’s profits are generated in the US and the Group reports in pounds sterling.

The gross margin percentage in retail jewellery is above the average for speciality retailers reflecting the slow inventory turn. The trend in gross margin depends on Signet’s pricing policy, movements in the cost of merchandise sold, changes in sales mix and the direct cost of providing services such as repairs.

In general, gross margin percentage on gold jewellery is above that of diamond jewellery, whilst that of watches and gift products is normally below that of diamond jewellery. Within the diamond jewellery category the gross margin percentage varies depending on the proportion of the merchandise cost accounted for by the value of the diamonds; the greater the proportion, the lower the gross margin percentage. In addition, the gross margin in a Jared store is slightly below that of a mall store, although at maturity the store contribution percentage of a Jared store is similar to that of a mall store. A change in merchandise mix will therefore impact the Group’s UK and US division’s gross margin percentage and a change in the proportion of sales from Jared will impact the gross margin percentage of both the US division and Group. In the US division the growth of Jared and the increase in sales of higher value diamonds, both of which are helping to drive like for like sales growth, means that US gross margin percentage is expected to show a small decline each year.

The cost of goods sold that is used to arrive at gross profit takes into account all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets. The classification of distribution and selling costs under IFRS varies from company to company and therefore the gross profit percentage may not be comparable from one company to another.

To maintain the operating profit margin the Group needs to achieve like for like sales growth sufficient to offset any adverse movement in gross margin, the increase in operating costs (including the net bad debt charge) and the impact of immature selling space. Like for like sales growth above the level required to offset the factors outlined above, allows the Group to achieve leverage of its fixed cost base

22    Signet Group plc   Annual Report & Accounts year ended 28 January 2006

and improve operating margin; slower sales growth results in reduced operating margin. There are not any known trends or uncertainties in future rent or amortisation expenses that could materially affect operating results or cash flows.

Signet’s target of 8% - 10% new store space growth in the US, with minimal net new space in the UK, means lower like for like sales growth is required in the UK than in the US to maintain operating margin. The increase in the planned new space growth in the US to 8% - 10% from 6% - 8% two years ago, means that a faster rate of like for like sales growth will be required in the future to maintain the US operating margin than has historically been the case. However, as new store space is anticipated to break even or to make a small contribution at the store level, the increase in the rate of growth is not expected to reduce overall profitability.

The impact on operating profit of sales variances (either adverse or favourable) is less in the US division than the UK, as certain variable expenses such as turnover-related rent and sales commission account for a higher proportion of costs in the US business than in the UK division. The impact on operating profit of a sharp increase or decrease in like for like sales performance is particularly marked.

A key factor in driving operating margin is the level of average sales per store, with higher productivity allowing leverage of expenses both in store and in central functions.

Movements in the US dollar to pound sterling exchange rate impact the reported results of the Group as the US division’s results are translated into pounds sterling. A one cent movement in the exchange rate impacts profit before tax by some £0.8 million. The Board believes it is inappropriate to hedge this exposure as the US division’s sales and costs are dollar denominated and the cash flow from the US division is largely reinvested in the US space expansion or used to pay down US dollar denominated borrowings. The Group therefore would be putting in place a cash exposure to hedge a translation risk.

52 weeks ended 28 January 2006
Total Group sales rose to £1,752.3 million (2004/05: £1,615.5 million), up by 8.5% on a reported basis and 6.0% at constant exchange rates. Group like for like sales were up by 2.4% and space changes contributed 3.6% (see table below).

Group operating margin decreased to 11.9% (2004/05: 13.2%), reflecting the significant decline in the operating margin of the UK division. While total sales increased, the decline in the operating margin resulted in Group operating profit decreasing to £208.2 million (2004/05: £212.5 million), down by 2.0% on a reported basis and 4.1% at constant exchange rates.

Net financing costs decreased to £7.8 million (2004/05: £8.6 million). The reduction was principally due to an increase in interest income in the first half of the year.

Group profit before tax decreased to £200.4 million (2004/05: £203.9 million), down by 1.7% on a reported basis and 3.8% at constant exchange rates. After a tax charge of 34.7% (2004/05: 33.9%) profit for the financial period reduced by 3.0% to £130.8 million (2004/05: £134.8 million), a decrease of 5.0% at constant exchange rates. It is anticipated that the tax charge for 2006/07 will be approximately 36%. Earnings per share was 7.5p (2004/05: 7.8p), down by 3.8% on a reported basis and 6.3% at constant exchange rates.

Sales

2005/06 sales growth
	US %	UK %	Group %

Like for like	7.1	(8.2)	2.4
Space	5.0	0.7	3.6
Exchange translation	3.7	–	2.5

Total sales growth	15.8	(7.5)	8.5

US
Like for like sales for the US division increased by 7.1% and total US dollar sales by 15.8%. The US division had a strong first half with like for like sales up by 7.9%. While the retail environment slowed a little in the second half of the year, the business continued to show solid growth with like for like sales up by 6.4% in the fourth quarter. The contribution from new store space and the impact of exchange rate movements is shown in the table above.

UK
The UK business experienced the sharpest deterioration in trading conditions for 14 years. Although the strategy of increasing diamond participation continued to drive improvements in key performance indicators such as average selling price, the volume of transactions was much reduced. For the year as a whole like for like sales decreased by 8.2% and total sales decreased by 7.5%.

Operating profit

Operating margin movement
	US %	UK %	Group %

2004/05 margin	12.9	15.1	13.2
Gross margin	(0.5)	0.6	(0.5)
Expenses	1.1	(5.2)	(0.5)
New store space	(0.5)	–	(0.3)

2005/06 margin	13.0	10.5	11.9

US
The operating margin in the US division increased slightly on last year to 13.0% (2004/05: 12.9%), with the leverage from like for like sales growth more than offsetting the impact of immature store space and the decline in gross margin (see table above). The ratio of net bad debt to sales was little changed at 3.0% (2004/05: 2.8%).

Signet Group plc Annual Report & Accounts year ended 28 January 2006	23

Financial review (continued)

Operating profit was £167.1 million (2004/05: £142.4 million), up by 17.3% on a reported basis and 13.6% at constant exchange rates.

UK
The division’s gross margin benefited from lower sterling commodity costs. The operating margin at 10.5% was down on last year (2004/05: 15.1%) due to the adverse leverage from the 7.5% decline in UK sales. Operating profit fell by 36.2% to £49.1 million (2004/05: £76.9 million).

Group costs
Group central costs amounted to £8.0 million (2004/05: £6.8 million), the increase including additional costs associated with new corporate governance practices and a net property provision of £0.7 million (2004/05: £0.4 million).

Return on capital employed
The Group’s ROCE was 22.4% (2004/05: 26.3%). In the US the ROCE was 22.4% (2004/05: 22.2%) in line with last year. In the UK there was a marked decrease to 26.6% reflecting the decline in UK profitability (2004/05: 44.5%). US capital employed included in-house credit card debtors of £382.7 million at 28 January 2006 (2004/05: £319.0 million at 29 January 2005).

Depreciation, amortisation and capital expenditure
Depreciation and amortisation charges were £46.2 million (2004/05: £41.7 million), £28.5 million (2004/05: £24.3 million) in the US and £17.7 million (2004/05: £17.4 million) in the UK. Capital expenditure in the US was £49.1 million (2004/05: £41.7 million) and in the UK was £26.8 million (2004/05: £28.8 million). The additional capital expenditure in the US is primarily due to the increase in the rate of new store space growth.

Dividends
In November 2005 an interim dividend of 0.4125p per share was paid (2004/05: 0.375p). The Board is recommending to shareholders a final dividend of 2.8875p (2004/05: 2.625p) per share for 2005/06, which, subject to shareholder approval, is to be paid on 7 July 2006 to those shareholders on the register of members at close of business on 2 June 2006. Future distribution policy will continue to take account of earnings, cash flow, gearing and the needs of the business.

Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 28 January 2006, after taking into account the subsequently recommended final dividend of 2.8875p per share (2004/05: 2.625p per share), the holding company had distributable reserves of £110.3 million (29 January 2005: £116.0 million).

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

Liquidity and capital resources
It is the objective of the Group to maintain a strong balance sheet, after implementing its 8% – 10% new store space growth strategy in the US, the continuing programme of store refurbishments and relocations on both sides of the Atlantic and payment of dividends. Factors which could affect this objective would be the acquisition of a business or a change in the Group’s distribution policy to shareholders or if there was a variation in the operating performance of the Group.

The cash flow performance of the Group depends on a number of factors, such as the:

•	operating performance of the business;
•	rate of space expansion, which influences both fixed and working capital investment;
•	level of store refurbishment and relocations;
•	level of inventory investment; and
•	proportion of sales made on the in-house credit card and the average monthly collection rate of the credit balances.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the additional investment required to fund sales in the US utilising the in-house credit card.

In years when the rate of new store space expansion in the US is towards the lower end of the planned 8% – 10% range, or the level of store refurbishment and relocation is below normal, the Group will have reduced levels of investment in fixed and working capital. In 2005/06 a faster rate of new store space growth in the US, a maintained level of refurbishment in the UK and increased dividend payments meant that cash flow was broadly neutral.

The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of its business. As inventory is purchased for the Christmas season there is a working capital outflow which reaches its highest levels in late autumn. This position then reverses over the key selling period of November and December. The working capital needs of the business are then relatively stable from January to August. The rough diamond sourcing initiative will require the Group to hold an element of its inventory for approximately an additional 60 days. The timing of the payment of the final dividend, normally in July, is also material to working capital requirements during the year.

The Board considers that the capital resources currently available are sufficient for both its present and near term requirements. A description of the main credit facilities of the Group are given in the next section, “Net debt”.

24	Signet Group plc Annual Report & Accounts year ended 28 January 2006

In 2005/06 cash generated from operating activities amounted to £188.1 million (2004/05: £172.6 million) after funding a working capital increase of £66.3 million (2004/05: £81.6 million), principally as a result of the growth of the US division. It is anticipated that in 2006/07 there will be a further increase in the level of working capital due to planned US store openings. Interest of £11.4 million (2004/05: £11.6 million) and tax of £64.5 million (2004/05: £56.5 million) were paid. Net cash from operating activities was £112.0 million (2004/05: £104.5 million).

Group capital expenditure was £75.9 million (2004/05: £70.5 million). The level of capital expenditure was some 1.6 times the depreciation and amortisation charge. Capital expenditure in 2006/07 is expected to be between £75 million and £85 million, most of which will be store related. There were disposal proceeds of £7.5 million (2004/05: £0.2 million). Equity dividends of £52.7 million (2004/05: £43.8 million) were paid. Net cash outflow was £4.8 million (2004/05: £10.0 million). In 2006/07 the cash outflow is expected to be between £10 million and £30 million reflecting the planned increase in space growth in the US.

Net debt
Net debt at 28 January 2006 was £98.6 million (29 January 2005: £83.5 million, £93.8 million after exchange translation differences). Group gearing at the year end was 11.2% (29 January 2005: 10.8%). Under IFRS, bank loans and overdrafts at 28 January 2006 include a $251.0 million borrowing secured against the Group’s US customer receivables (29 January 2005: $251.0 million).

The Group funds part of its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio, held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The aggregate outstanding principal amount of the certificates totalled $251.0 million at 28 January 2006 and 5 April 2006. The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ended in March 2006, with a final expected principal payment date in November 2006.

On 30 March 2006 Signet entered into a US Private Placement Note Term Series Purchase Agreement (“Note Purchase Agreement”) which was funded largely from US insurance institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95% due 2013; Series (B) $150 million 6.11% due 2016 and Series (C) $130 million 6.26% due 2018. The aggregate issuance was $380 million and the funding date is 23 May 2006. The proceeds from this debt issuance are to be used to refinance the maturing securitisation programme and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt.

The principal financial covenants on this Note Purchase Agreement are identical to the Group’s $390 million multi-currency revolving credit facility which are, as follows:

1.	The ratio of Consolidated Net Debt to Consolidated EBITDA (Earning Before Interest, Tax, Depreciation and Amortisation) shall not exceed 3:1;

2.	Consolidated Net Worth (total net assets) shall not fall below £400 million; and

3.

The ratio of EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

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

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria (see above). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 28 January 2006 and 5 April 2006 the amount outstanding under the Facility Agreement was $nil.

It is the policy of the Group to enter into interest rate protection agreements in respect of at least 75% of its forecast US dollar borrowings. At 28 January 2006 the interest rate of forecast US dollar borrowings for 2006/07 was capped effectively at 5.4%.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	25

Financial review (continued)

Pensions
The Group has one UK defined benefit plan (the “Group Scheme”) which was closed to new members in 2004. All other pension arrangements are defined contribution plans. The IAS 19 present value of obligations of the Group Scheme increased last year by £33.4 million primarily as a result of increasing the longevity assumption by approximately four years to over 85 for future pensioners. The market value of the Group Scheme’s assets increased by £19.8 million. As a result the pension deficit on the balance sheet increased by £13.6 million to £15.5 million before a related deferred tax asset of £4.6 million (29 January 2005 £0.6 million). The triennial actuarial valuation will be carried out during 2006/07, however the IAS 19 assumptions already reflect the revised longevity projections that are likely to be used.

The cash contribution to the fund in 2005/06 was £4.3 million (2004/05: £3.7 million). The Group expects to contribute a minimum of £3.5 million in 2006/07 subject to review following the completion of the actuarial valuation, when additional contributions are expected to be agreed.

Contingent property liabilities
Approximately 140 UK property leases had been assigned by the Group up to 28 January 2006 (and remained unexpired and occupied by assignees at that date) and approximately 32 additional properties were sub-let at that date. Should the assignees or sub-tenants fail to fulfil any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss account as it arises, has not been material.

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

Contractual obligations as at 28 January 2006
	Less than one year	Between one and three years	Between three and five years	More than five years	Total
	£m	£m	£m	£m	£m

Long term debt obligations	141.8	–	–	–	141.8
Operating lease obligations	147.7	277.7	241.8	632.5	1,299.7
Fixed interest and commitment fee payments	6.1	0.7	0.2	–	7.0
Creditors falling due after one year	–	–	–	15.7	15.7

Total	295.6	278.4	242.0	648.2	1,464.2

(1)	As at 28 January 2006 the Group has no outstanding floating rate indebtedness.

(2)

The expected Group pension contribution to the Group Scheme has been excluded from the table as have obligations for subsequent years. The Group expects to contribute a minimum of £3.5 million in 2006/07, subject to review following the completion of an actuarial valuation taking place as at 5 April 2006. Following this valuation, it is currently expected that additional contributions will be agreed towards the end of 2006 to target the planned removal of any deficit.

26	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Impact of constant exchange rates
The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout these accounts. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period, earnings per share and net debt at constant exchange rates, is analysed below.

	2005/06		2004/05		Growth at actual exchange rates	Impact of exchange rate movement		2004/05 at constant exchange rates (non-GAAP)		Growth at constant exchange rates (non-GAAP)
	£m		£m		%	£m		£m		%

Sales by origin and destination:
UK	469.6		507.7		(7.5)	–		507.7		(7.5)
US	1,282.7		1,107.8		15.8	36.9		1,144.7		12.1

	1,752.3		1,615.5		8.5	36.9		1,652.4		6.0

Operating profit:
UK – Trading	49.1		76.9		(36.2)	–		76.9		(36.2)
– Group central costs	(8.0)		(6.8)		n/a	–		(6.8)		n/a

	41.1		70.1		(41.4)	–		70.1		(41.4)
US	167.1		142.4		17.3	4.7		147.1		13.6

	208.2		212.5		(2.0)	4.7		217.2		(4.1)

Profit before tax	200.4		203.9		(1.7)	4.4		208.3		(3.8)

Profit for the financial period	130.8		134.8		(3.0)	2.9		137.7		(5.0)

Earnings per share	7.5	p	7.8	p	(3.8)	0.2	p	8.0	p	(6.3)

	28 January 2006	29 January 2005	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m

Net debt	(98.6)	(83.5)	(7.8)	(91.3)

Signet Group plc Annual Report & Accounts year ended 28 January 2006	27

Financial review (continued)

Critical accounting policies
Critical accounting policies covering areas of greater complexity or those particularly subject to the exercise of judgement are listed below. There are no material off-balance sheet structures. The principal accounting policies are set out in note 1 on pages 70 to 74.

Implementation of IFRS
These accounts have been prepared on the basis of IFRS. Any differences between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments. A reconciliation of the results and net assets under Historic UK GAAP, as previously reported, to IFRS is included in note 30 on page 99.

IFRS 1 ‘First-time adoption of international financial reporting standards’ grants certain exemptions from the full requirements of IFRS’s in the transition period. The following exemptions have been taken in these financial statements:

•	Business combinations – Business combinations that took place prior to 1 February 2004 have not been restated;
•	Fair value or revaluation to deemed cost – At the date of transition fair value has been used as deemed cost for properties previously measured at fair value; and
•	Financial instruments – The comparative information for the 52 weeks ended 29 January 2005 has not been restated on adoption of IAS 32 and IAS 39, ‘Financial instruments’.

Revenue recognition
Revenue from the sale of extended service agreements in the US is deferred and recognised, net of incremental costs arising from the initial sale in proportion to anticipated claims arising. This period is based on the historical claims experience of the US business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

The Group has not historically made provisions for sales returns as the year on year impact on profit and the impact on net assets is not material. As part of the transition to IFRS, the Group has now established returns provisions as part of its opening balance sheet.

The transition to IFRS has resulted in a number of presentational changes that do not have an impact on the profit or net assets of the Group. Insurance income and the impact of voucher promotions are now recognised in revenue. Only the commission element of UK warranty sales is recognised as revenue. Interest receivable from the US in-house credit programme is classified as other operating income.

Stock valuation
Stock is valued on an average cost basis and includes appropriate overheads. Overheads allocated to inventory cost are only those directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs.

Where necessary, provision is made for obsolete, slow-moving and damaged stock. This provision represents the difference between the cost of the stock and its estimated market value, based upon stock turn rates, market conditions and trends in consumer demand. For further detail on the provisions for inventory and the amount of reserves recorded each year, refer to note 13 on page 82 in the notes to the accounts.

In the US, stock losses are recognised at the mid-year and fiscal year end based on complete physical inventories. In the UK, stock losses are recorded as identified on a perpetual inventory system and an estimate is made of losses for the period from the last stock count date to the end of the financial year on a store by store basis. These estimates are based on the overall divisional stock loss experience since the last stock count.

Foreign currency translation
The results of overseas subsidiary undertakings are translated into pounds sterling at the weighted average rates of exchange, based on US sales, during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets of overseas subsidiary undertakings are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before taxation.

Hedge accounting
The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’. As a result, the comparative information in these accounts is presented on previously existing UK GAAP basis. The Group applied the hedge accounting provisions of IAS 39 from 30 January 2005 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

Changes in the fair value of financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity through the statement of changes in equity. Any ineffective portion of the gain or loss is recognised immediately in the income statement. For cash flow hedges that result in the recognition of a non-financial asset or liability, amounts previously deferred in equity are included in the measurement of the asset or liability. For cash flow hedges that result in the recognition of a financial asset or liability, amounts previously recognised in equity are recognised in the income statement in the same period in which the hedged forecast transaction affects the Group’s net profit or loss.

28	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Depreciation and impairment
Depreciation is provided on freehold and long leasehold premises over a useful life not exceeding 50 years. Freehold land is not depreciated. Depreciation is provided on other fixed assets at rates between 10% and 33 1/3%. Shopfit depreciation rates have been set based on the refit cycle for each store fascia and the useful lives of each individual element of the shopfit. Tills and other IT equipment have separately determined depreciation rates.

In the UK, there are circumstances where refurbishments are carried out close to the end of the lease term, such that the expected life of the newly installed leasehold improvements will exceed the lease term. Where the renewal of the lease is reasonably assured, such shopfronts, fixtures and fittings are depreciated over a period equal to the lesser of their economic useful life, or the remaining lease term plus the period of reasonably assured renewal. Reasonable assurance is gained through evaluation of the right to enter into a new lease, the performance of the store and potential availability of alternative sites.

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

Lease costs and incentives
Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term including any construction period or other rental holiday. Other operating lease costs are charged to the income statement as incurred. Amounts payable in respect of turnover leases are charged in the period to which the turnover relates. Premiums paid to acquire short leasehold properties and incentives received relating to leased properties are amortised over the lease term.

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

Receivables
Trade and other receivables are stated at their nominal amount less impairment losses.

The bad debt experience of the US division has been relatively stable over the past five years at between 2.8% and 3.2% of sales.

UK retirement benefits
The surplus or deficit on the Group Scheme that is charged to shareholders’ funds through the Statement of Recognised Income and Expense is subject to a number of assumptions and uncertainties. A qualified actuary is engaged to calculate the expected liabilities of the Group Scheme based primarily on assumptions regarding salary and pension increases, inflation rates, discount rates, projected life expectancy and the long term rate of return expected on the Group Scheme’s assets. Details of these assumptions are given in note 21 on page 86. The assumptions are set based on the advice of the actuary to be mutually compatible and lead to the best estimate of future cash flows that will arise under the Group Scheme liabilities. The discount rate is based on the yield at the balance sheet date of AA rated corporate bonds of equivalent currency and term to the Group Scheme’s liabilities. The liabilities at 28 January 2006 include an allowance for improved life expectancy. The effect of this has been to increase the year end liabilities for IAS 19 reporting by £15 million (an 11% increase in the Group Scheme liabilities). The value of the assets of the Group Scheme is measured as at the balance sheet date, this being particularly dependent on the value of equity investments held by the Group Scheme at that date. However the overall impact on the Group balance sheet is significantly mitigated as the members of the Group Scheme are only in the UK and account for less than 12% of UK employees. The Group Scheme closed to new members in April 2004.

Share-based payments
The Group recognises a charge to income in respect of the fair values of outstanding employee share options. The fair values are calculated using the Black-Scholes option pricing model up to 29 January 2005 and a binomial valuation model from 30 January 2005 and are charged to the income statement from the grant date over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

Advertising and promotional costs
Advertising costs are expensed as incurred. Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions that are received as general contributions and not against specific promotional events are allocated against stock.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	29

Risk and other factors

Operating reviews, financial review and descriptive material
The Board has prepared the reviews and descriptions in this document for the purpose of assisting shareholders to assess the position and strategies of the Group and the potential for those strategies to succeed. They may not be relied upon by anyone, including shareholders of Signet, for any other purpose. The directors of Signet owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other stakeholders or potential investors.

Forward-looking statements
All statements in this document (including the financial statements and notes), other than statements of historical fact included in this document, are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. The use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•

adverse trends in the general economy which may impact negatively on discretionary consumer spending, including unemployment levels, the level of consumers’ disposable income, consumer confidence, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation;

•	the Group’s ability to anticipate consumer preferences and the merchandising, pricing and inventory policies it follows;
•	the reputation of the Group and its trading names, together with the success of the Group’s marketing and promotional programmes;
•	the ability to recruit, train and retain staff;
•	the extent and results of the Group’s net store expansion and refurbishment strategy together with the availability of suitable real estate;
•	the level of competition in the selling of jewellery and the development of new distribution channels in competition with the Group;
•	the level of dependence on particular suppliers of merchandise;
•	fluctuations in the supply, price and availability of diamonds, gold and other precious and semi-precious metals and stones as well as the consumer attitude to those and other products;
•	the seasonality of the Group’s business, the risk of disruption during the Christmas trading period, and the availability of inventory during the three months leading up to the Christmas season;
•	social, ethical and environmental risks;

•	the suitability and reliability of the Group’s systems and procedures, including its information technology, warehousing and distribution systems;
•	regulatory requirements and GAAP;
•	acquisitions;
•	pensions regulations, actuarial assumptions, pension valuation and investment returns;
•	the cost and availability of borrowings and equity capital; and
•

financial market risks, including fluctuations in exchange rates between the pound sterling and the US dollar which may affect reported revenues, costs, the value of the Group’s consolidated borrowings, and the cost of capital.

All forward-looking statements should be read, in particular, in the context of the Risk and other factors described in this section. Shareholders are cautioned not to place undue weight on these forward-looking statements. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

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

Signet’s US business is believed to be less exposed to the economic cycle than its UK business. Approximately 45% of sales in the US are in the bridal related sector which is thought to be less sensitive to changes in general economic conditions than other categories of jewellery, while in the UK only 15% – 20% of sales are bridal related. Furthermore, a greater proportion of costs in the US business are proportional to sales than in the UK business so the impact on any change in sales, either positive or negative, has less of an impact on operating profit in the US than in the UK.

30	Signet Group plc Annual Report & Accounts year ended 28 January 2006

As a substantial proportion of the Group’s US sales are made on credit, any significant deterioration in general economic conditions or consumer debt levels may inhibit consumers’ use of credit and cause a material adverse effect on the Group’s revenues and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable and hence the net bad debt charge. Currently there are all-time high levels of consumer debt in the US, however, the level of net bad debt charge as a percentage of credit sales in the Group’s US division in 2005/06 was towards the bottom end of the range in recent years.

Merchandise selection, pricing, inventory and purchasing
The Group depends on consumer fashions, preferences for jewellery in general and the demand for particular products. Design trends in jewellery normally only change over relatively long periods and there is little seasonality in the merchandise mix. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin (see pages 13 and 19 for more details of the Group’s merchandising and purchasing procedures).

The Group’s operating experience suggests that while the price of jewellery is a consideration for consumers, it is not among the top three factors in determining where they buy jewellery. The Group believes these factors to be the level of service provided to the customer, the quality, together with the selection of merchandise offered and the reputation of the retailer. Therefore while discounting price may increase sales, it may not increase profit.

Reputation and marketing
Primary factors in determining customer buying decisions in the jewellery sector include customer confidence in the retailer and the merchandise sold, together with the level and quality of customer service. The Group carries out quality control and staff training procedures and provides customer service facilities to help protect its reputation. During 2005/06 a customer satisfaction index for each store, based on customer feedback, was introduced in the US division and will be tested in the UK division in 2006/07 (see page 46 for details of the processes by which the Group obtains an understanding of customer attitudes).

The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers. Therefore these programmes are carefully tested and their success monitored by methods such as market research (see pages 14 and 19 for more details).

The Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited (“De Beers”), promotes diamonds and diamond jewellery in the US and the UK. The level of support provided by the DTC and the success of the promotions influence the size of the total jewellery market in those countries.

The Group’s reputation in the financial markets can influence the availability of capital, the cost of capital and its share price.

Staff
In speciality jewellery retailing, the level and quality of customer service is largely determined by the effectiveness of recruitment, training and retention of suitably qualified sales staff and this will help determine sales and profitability. The support provided to the Group’s store employees by staff at the divisional head offices and in the corporate functions will also influence the performance of the Group. Consequently the Group has in place comprehensive recruitment, training and incentive programmes and employee attitude surveys (see pages 9 and 17 for more details).

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

The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the location of the mall or shopping centre, the availability of attractive locations within a mall or High Street, the terms of leases, the Group’s relationship with major landlords and the design and maintenance of the stores. In addition, the Group’s operations, particularly in the US, are dependent upon the continued popularity of enclosed malls as a shopping destination and the ability of enclosed malls, their tenants and other mall features to attract customers.

The continued growth of Jared and the development of Kay in suburban open air malls and metropolitan locations is reducing the Group’s dependence on enclosed malls.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	31

Risk and other factors (continued)

Competition
Competitive factors in the jewellery sector are discussed in the US and UK operating reviews (see pages 7 to 20).

If the Group falls behind competitors with respect to one or more of these factors, the Group’s operating results or financial condition could be adversely affected. In the US the Group has an estimated 8.2% market share of the speciality jewellery sector and has only one major national competitor. While another major national brand could develop, the sector is highly fragmented. As a result of the growth of Jared and the development of Kay outside of its mall base, the Group is increasingly competing with independent speciality jewellery retailers rather than the national or major regional chains which predominate in enclosed malls. In the UK the Group has an estimated 17% share of the fine jewellery sector and has only limited scope to increase sales by opening new stores.

The channels through which consumers buy jewellery continually evolve and a major non-speciality retailer could enter the wider jewellery market. In the US, for example, sales by discount retailers have increased, while those of the department stores have been in relative decline and catalogue retailers have withdrawn from the market. In the UK a number of fashion and general retailers have introduced jewellery into their ranges whilst others have reduced their selection. The Group regularly “shops the competition” to monitor their merchandising, pricing and service standards. In both the US and the UK, internet retailers sell jewellery and watches. The Group monitors the competitive environment and the development of possible new channels of distribution such as the internet. As part of this process there are marketing websites for each of the Group’s major brands. H.Samuel added an e-commerce capability to its website in 2005/06 and it is anticipated that both the Ernest Jones and Kay websites will introduce e-commerce capabilities during 2006/07.

Supply chain
During 2005/06 the Group had one supplier that accounted for 10% of its merchandise. No other supplier accounted for more than 4% of its merchandise. Although the Group believes that alternative sources of supply are available, the abrupt loss of any significant supplier during the three month period (August to October) leading up to the Christmas season could result in a material adverse effect on the Group’s business. The Group is therefore in regular dialogue with suppliers and uses its merchandising systems to monitor sales performance and predict its future inventory needs.

Raw materials
The jewellery industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones. The Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds. The Group does hedge the exposure of the UK division to the US dollar with regard to diamond and other costs of goods sold. In the US division, fine gold and diamonds account for over 60% of cost of goods sold, while in the UK business the proportion is over 35%. The cost of raw materials is only part of the costs involved in the retail selling price of jewellery with labour costs also being a significant factor.

It is forecast that the demand for diamonds will increase faster than the growth in supply; therefore the cost of diamonds is anticipated to rise. In addition, if the Group continues to increase its market share it will require additional sources of diamonds of consistent quality. Therefore the Group continually seeks to identify and implement improvements in its supply chain. For example, an initiative to develop a capability to source, cut and polish rough diamonds was commenced in 2005/06.

The ability of the Group to increase retail prices to reflect higher commodity costs varies and an inability to increase retail prices could result in lower profitability. Historically jewellery retailers have been able, over time, to increase prices to reflect changes in commodity costs. Due to the slow inventory turnover they are not under immediate pressure to change prices. In addition, the Group can improve the efficiency of its supply chain to partly offset an increase in commodity costs.

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

Consumer confidence in diamonds, gold and other precious metals and gemstones also influences the level of Group sales. Confidence could be affected by a variety of issues including the availability and consumer awareness of substitute products such as cubic zirconia, moisanite and of laboratory created diamonds; labour conditions in the supply chain; and concern over the source of raw materials and the impact of mining and refining of minerals on the environment, health issues and the local community. The Group, therefore, has a Supplier Code of Conduct which sets out the Group’s expectations of its suppliers. An example of an issue that could affect confidence in this way is that of conflict diamonds, which is the term used for diamonds sold by rebel movements to raise funds for military campaigns. There have been a number of United Nations resolutions regarding conflict diamonds and an international agreement, known as the Kimberley Process, was signed in November 2002. This was designed to exclude conflict diamonds from the legitimate diamond

32	Signet Group plc Annual Report & Accounts year ended 28 January 2006 trade. During 2003 legislation was passed in the European Union and the US, implementing the Kimberley Process. The impact of the Kimberley Process and its associated legislation has not resulted in any disruption to the supply of rough diamonds to date and has helped to improve the integrity of the supply chain.

The Group reviews its procedures and documentation for compliance with the Kimberley Process and makes appropriate amendments. In addition, staff are briefed and suppliers reminded about the procedures. During the year the Group’s internal audit function and mystery shopper programmes checked for compliance. See page 46 for further information on the Supplier Code of Conduct, the Kimberley Process and the Group’s policy on conflict diamonds.

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

The Group regularly carries out SEE risk reviews and benchmarking exercises with the assistance of an external adviser. Such reviews include an assessment of Group policies, procedures and controls in respect of SEE matters. Reports are regularly made to the Group’s Risk Management Committee and to the Board. The greatest SEE risks are judged to relate to the integrity of the merchandise and to the SEE standards in the Group’s supply chain.

In order to better address issues relating to social, ethical and environmental issues within the diamond and gold jewellery supply chain, the Group was a founding member of the Council for Responsible Jewellery Practices. This body was set up in May 2005 with the objective of promoting responsible business practices in a transparent and accountable manner throughout the industry from mine to retail. The Council represents all parts of the supply chain and is undertaking public consultation on its Code of Practice, which will involve third party monitoring. See www.responsiblejewellery.com for further information on the Council.

On 21 October 2001 the Association of British Insurers published guidelines on Socially Responsible Investment. In line with that guidance the Board confirms that it has identified and assessed the Group’s SEE risks and that these are being managed.

SEE matters are dealt with in more detail on pages 45 to 49 and in the CSR section on www.signetgroupplc.com.

Systems
The Group is dependent on the suitability and reliability of its systems and procedures, including its information technology, warehousing and distribution systems. The Group has emergency procedures which are regularly tested. The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on a function critical to the Group. If support for a critical externally supplied software package ceased the Group would have to implement an alternative software package or begin supporting the software internally. Disruption to parts of the business could result and increased costs could be incurred.

Regulatory requirements and GAAP
Regulations govern various areas of business activity and changes in regulations can therefore influence the Group’s performance. For example, in the US approximately 50% of sales utilise the Group’s in-house credit programmes therefore any change in the regulations or application of regulations relating to the provision of credit and associated services could affect the Group’s results.

The presentation of the Group’s accounts can also be affected by changes to generally accepted accounting policies, such as the adoption of International Accounting Standards in 2005/06 (see note 30 on page 99 for details). GAAP continues to be revised and subject to new interpretations. Such changes may influence the valuation of the Group’s shares.

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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	33

Risk and other factors (continued)

Pensions
In the UK the Group operates a closed defined benefit pension scheme. This closed Group Scheme ceased to admit new employees in 2004/05. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity rates and staff retention rates. This valuation is particularly sensitive to material changes in the value of equity investments held by the Group Scheme, changes in the UK AA rated corporate bond yields which are used in the measurement of the liabilities, changes in market expectations for long term price inflation and new evidence on projected longevity rates. Funding requirements and the profit and loss items relating to this closed Group Scheme are also influenced by these factors. At 28 January 2006 there was a net pension liability of £10.9 million compared with a net pension liability of £1.3 million, calculated in accordance with IAS 19, at the prior year end (see pages 86 to 88 for more details). The primary reason for this increase was the use of more conservative longevity assumptions which will be incorporated in the April 2006 actuarial valuation.

The next triennial valuation of the UK Scheme occurs as at 5 April 2006, following which, contribution rates will be reviewed with the trustees of the Group Scheme. Under the Pensions Act 2004 the Pensions Regulator has powers to vary and impose funding arrangements which could be more onerous than may be agreed with or proposed to the trustees. In addition, the provisions of the Pensions Act 2004 may restrict the freedom of the Group to undertake certain re-organisation steps or to effect returns on capital or unusual dividends without the prior agreement of the Group Scheme trustees, in consultation with the Pensions Regulator.

In the UK, the Group introduced a defined contribution plan in 2004, replacing the closed Group Scheme, for new employees. The US division also operates a defined contribution plan.

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

Financial market risks
 The Group publishes its consolidated annual accounts in pounds sterling. The Group held approximately 72% of its total assets in US dollars at 28 January 2006 and generated approximately 73% of its sales and 80% of its operating profit in US dollars for the financial year then ended. Thus, although the Group’s US operations make substantially all of their sales and incur substantially all of their expenses in US dollars, in translating the results of its US operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, depreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit (as was the case in 2002/03, 2003/04 and 2004/05), and appreciation in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit (as was the case in 2000/01, 2001/02 and 2005/06). The Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s two divisions.

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

The table on page 35 sets out, for the calendar years indicated, the average, high, low and period end exchange rates for the pound sterling expressed in US dollars per £1.

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

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table on page 35.

34	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Exchange rates between the pound sterling and the US dollar(1)
	Average	High	Low	At period end

Calendar year
2001	1.44	1.50	1.38	1.45
2002	1.51	1.61	1.41	1.61
2003	1.62	1.79	1.55	1.77
2004	1.79	1.96	1.75	1.92
2005	1.90	1.93	1.85	1.88
2006 (cumulative to 5 April)	1.75	1.79	1.72	1.75

Month
September 2005	1.81	1.84	1.76	1.76
October 2005	1.77	1.78	1.75	1.77
November 2005	1.74	1.78	1.72	1.73
December 2005	1.74	1.78	1.72	1.72
January 2006	1.76	1.79	1.72	1.78
February 2006	1.75	1.78	1.74	1.75
March 2006	1.75	1.76	1.72	1.74

(1) Based on unweighted data points sourced from Reuters.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets. These may cause fluctuations in interest and exchange rates to exceed the hypothetical amounts disclosed in the table above.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at 28 January 2006 is set out in the table below. The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 28 January 2006 with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening of the pound sterling against the US dollar from the levels applicable at 28 January 2006 with all other variables remaining constant.

Fair value changes arising from:
	Estimated fair value at 28 January 2006 £m	1% decrease in interest rates (unfavourable) £m	10% weakening in £ against $ favourable/ (unfavourable) £m	Estimated fair value at 29 January 2005 £m

Borrowings	(151.1)	(1.0)	(17.1)	(180.3)
Foreign currency receivable	382.4	—	42.5	382.4
Foreign exchange contracts	0.5	—	6.1	(0.8)
Commodity hedging contracts	1.5	—	—	—

The analysis above should not be considered to be a projection of likely future events.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	35

Directors, officers and advisers

Directors
James McAdam CBE, 75, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive. Mr. McAdam is the non-executive Chairman of Bisley Office Equipment Company Limited, Chairman of the British Clothing Industry Association Limited and Chairman of the British Apparel & Textile Confederation; he devotes approximately 25% of his time to these latter roles. Mr. McAdam has indicated his intention to retire from the Board at the conclusion of the annual general meeting in 2006.

Robert Anderson, 47, appointed in 2005. He became Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 61, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Bandag Inc. but has indicated that he will be retiring from that board in May 2006. He was also a non-executive director of Best Buy Co. Inc. until he retired from that board in June 2005.

Walker Boyd, 53, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Terry Burman, 60, appointed Group Chief Executive in 2000. He was, until January 2006, also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Dale W. Hilpert*, 63, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

Brook Land*, 57, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the Senior Independent Director of Signet in June 2002.

Mark Light, 44, appointed in January 2006. He became Chief Executive of the Group’s US division in January 2006 having been President and Chief Operating Officer of the US division from 2002. He joined the Group in 1978.

*	Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code (“the Combined Code”) and are viewed as independent by the Board.

Robert Walker*, 61, appointed in 2004. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble. He is non-executive Chairman of WH Smith PLC and a non-executive director of Wolseley Plc, Tate & Lyle PLC and Williams Lea Group Limited. He is also an adviser to Cinven.

Russell Walls*, 62, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003. Mr. Walls is the senior independent director of Stagecoach Group plc and a non-executive director of Aviva plc and non-executive Chairman of Delphic Europe Limited. He is a Fellow of the Association of Chartered Certified Accountants.

Malcolm Williamson*, 67, appointed in November 2005. He was President and CEO of Visa International between 1998 and 2004 before which he was Group Chief Executive of Standard Chartered PLC from 1993 to 1998. He is Chairman of National Australia Group Europe Limited (and the Principal Board member of National Australia Bank), CDC Group plc, Youth Business International Advisory Board and Deputy Chairman of Resolution PLC. He is also a non-executive director of JP Morgan Cazenove Holdings and Group 4 Securicor PLC.

Subject to shareholders electing Mr. Williamson as a director at the annual general meeting in 2006, the Board has appointed him as Chairman with effect from the conclusion of that annual general meeting.

Committees
Remuneration Robert Blanchard (Chairman), Russell Walls and Robert Walker (the latter with effect from 1 March 2005).

Audit Russell Walls (Chairman), Dale Hilpert and Brook Land.

Nomination Brook Land (Chairman), Robert Blanchard, James McAdam and Malcolm Williamson (the latter with effect from 4 April 2006).

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

36	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Messrs. Land, Light, McAdam, Walls and Williamson retire from the Board at the forthcoming annual general meeting. Following consideration by the Board of the recommendations of the Nomination Committee, other than Mr. McAdam who is not offering himself for re-election, the others do so.

Officers
Mark Jenkins, 48, Group Company Secretary, appointed in 2004. Previously he was a director and Company Secretary at COLT Telecom Group plc and Group Company Secretary at Peek plc. He is a barrister.

Liam O’Sullivan, 34, Group Treasurer, appointed 2003. Previously he was Group Treasury Manager at Rank Group Plc. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

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
Barclays Bank PLC,
5 The North Colonnade, Canary Wharf, London E14 4BB.

HSBC Bank plc,
8 Canada Square, Canary Wharf, London E14 5HQ.

Royal Bank of Scotland plc,
135 Bishopsgate, London EC2M 3UR.

Wachovia Bank N.A.,
1 Plantation Place, 30 Fenchurch Street, London EC3M 3BD.

Registrar
Capita Registrars,
The Registry,
34 Beckenham Road, Beckenham, Kent BR3 4TU.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	37

Report of the directors

Business review
The principal activity of the Group is the retailing of jewellery, watches and gifts with branches throughout the UK and the US. A review of the Group’s performance during the year, with comments on the financial results and likely future developments, is set out on pages 7 to 29 and forms part of this Report.

Going concern
On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to continue to adopt the going concern basis in preparing its annual accounts.

Results and dividends
The results of the Group for the year appear on page 66. The directors recommend the payment of a final dividend of 2.8875p per share, to be paid on 7 July 2006 to shareholders on the register of members at close of business on 2 June 2006. An interim dividend of 0.4125p per share was paid in November 2005 making a total of 3.3p for the year (2004/05: 3.0p). See note 9 on page 79 for waiver of dividends.

Directors
The directors who served during the period were James McAdam (Chairman), Robert Anderson, Robert Blanchard, Walker Boyd, Terry Burman, Dale Hilpert, Brook Land, Mark Light, Robert Walker, Russell Walls and Malcolm Williamson. Details of the current directors are shown on page 36.

Independence of non-executive directors
Mr. Land was first elected to the Board as a director in June 1996, and therefore under the terms of the Combined Code maintenance of his independent status requires to be re-affirmed annually. The non-executive directors and the Board as a whole have considered Mr. Land’s position and have concluded that he continues to be independent for the following reasons.

Mr. Land has no relationship with the Company, nor with any of the directors, which could impact his ability to remain objective or independent of mind. He does not provide any service to the Company and has no connections or ties to the Company other than in his capacity as a member of the Board. Where appropriate, he challenges and questions proposals in a positive and constructive way. This is an essential requirement of a strong independent non-executive director and the Board continues to value Mr. Land’s contribution. The Board considers it to be especially important to have continuity in the role of Senior Independent Director whilst finding and establishing a new Chairman. Mr. Land will therefore offer himself for re-election to the Board at the forthcoming annual general meeting.

Directors’ remuneration, service contracts and share interests
Details of directors’ remuneration, service contracts and the interests in the share capital of the Company of the directors and their immediate families at 28 January 2006 are given in the Directors’ remuneration report on pages 50 to 63.

Allotment of equity securities
There were no equity securities allotted save in relation to the exercise of options as set out in note 27 on page 94.

Social, ethical and environmental matters
Matters relating to these issues, including employees, payment of creditors and charitable and political donations, are set out on pages 45 to 49.

Substantial shareholdings and control of the Company
Details of substantial shareholdings and control of the Company are as set out on pages 114 and 115.

Purchase of own shares
At 28 January 2006 there was outstanding an authority, granted by the shareholders at the annual general meeting in 2005, to purchase, in the market, up to 173,618,182 shares of 0.5p each in the Company at a minimum price of 0.5p per share and a maximum price of 105% of the average of the market values derived from the London Stock Exchange Daily Official List for the preceding five business days. During the financial year no purchases were made under this authority or proposed to be made and no purchases or options or contracts to make purchases have been made or entered into since the end of the financial year. The authority expires at the forthcoming annual general meeting and a resolution to renew it will be proposed at the meeting.

Pension funds
Information about the Group’s pension schemes is set out in the Financial review section on page 26, the Risk and other factors section on page 34 and in note 21 on page 86. Information about pension arrangements for executive directors is set out in the Directors’ remuneration report on pages 50 to 63.

Indemnities
Certain US subsidiaries of the Company have constitutions and by-laws which provide indemnities to directors which conform to local laws and practice. In some respects those indemnities exceed what would be permitted under English law if they were UK companies. To ensure compliance with the UK Listing Rules, the Company is in discussion with the UKLA to amend the existing constitutions and by-laws of all relevant US subsidiaries to cap any such indemnity (to the extent that it exceeds what is permitted under English law) at the lower of (a) 4.99% of the market capitalisation of the Company; and (b) 24.99% of the average profits of the Company for the last three years, each as calculated in accordance with the UK Listing Rules.

The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under English law.

38	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Auditor
The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the Company will be submitted to the annual general meeting.

New York Stock Exchange (“NYSE”)
The Company’s shares are listed on the NYSE in the form of American Depositary Shares (“ADS”). Each ADS represents ten ordinary shares. Prior to 18 October 2004, the ratio of ordinary shares per ADS had been 30:1.

A reconciliation between Signet’s corporate governance practices and those required by the NYSE are detailed on the corporate website.

Annual general meeting
The annual general meeting is to be held at 11.00 a.m. on 9 June 2006 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

By order of the Board
Mark Jenkins
Group Company Secretary
5 April 2006

Signet Group plc Annual Report & Accounts year ended 28 January 2006	39

Corporate governance statement

The Board
The Board has as its prime objective the sustainable enhancement of business performance and shareholder value. It carries the responsibility for determining all major policies, for ensuring that effective strategies and management are in place, for assessing the performance of the Group and its senior management and for reviewing the system of internal controls, including those relating to social, ethical and environmental matters (see pages 45 to 49). The Board also seeks to present to shareholders, potential investors and other interested parties a balanced and coherent assessment of the Company’s strategy, financial position and prospects. The Board retains responsibility for a range of specific matters including approval of the annual report and other documents circulated to shareholders by the Company; quarterly and annual results announcements; other trading statements; distribution policy; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; risk management; budgets; long range plans; senior executive appointments; succession planning; corporate governance and the setting of social, ethical and environmental policies.

The Board monitors all developments in corporate governance, including the Combined Code and changes due to the Sarbanes-Oxley Act of 2002 in the US. The Board reviews its performance and procedures in the light of changing expectations regarding best practice and makes amendments, where it believes appropriate, to take account of them.

The formal schedule of matters reserved for the Board is reviewed annually and the division of responsibilities between the Chairman and the Group Chief Executive was set out in writing and agreed by the Board. In summary, the Chairman is responsible for:

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

•	maintaining contact with major shareholders to understand directly their issues and concerns;
•	keeping the non-executive directors appropriately informed of developments within the business and shareholders’ attitude to the Group; and
•	the reputation of the Group, and representing it both internally and externally.

The Chairman is also a member of the Nomination Committee.

In summary, the Group Chief Executive is responsible for:

•	the executive leadership of the Group;
•	the development, and presentation to the Board, of strategy, medium term plans and budgets;
•	within this framework, for the performance of the business;
•	compliance with legal and corporate governance requirements, together with the social, ethical and environmental principles of the Group; and
•	making recommendations on the appointment and remuneration of senior executives and management development.

The incumbent Group Chief Executive was also Chief Executive of the US division until January 2006.

The Board met eight times in 2005/06, including three extended sessions of more than one day. All directors attended all meetings of the Board.

The Board currently consists of 11 directors: the Chairman, four executive directors (the Group Chief Executive, the Group Finance Director and the Chief Executives of the UK and the US divisions) and six independent non-executive directors, one of whom is nominated as the senior independent director. Incumbents are identified on page 36. Directors are subject to election at the first annual general meeting after appointment and then to re-election by shareholders at no more than three yearly intervals. Whilst the Board is of the view that fixed terms or age limits are not as important as the particular contributions being made by the individual non-executive directors in deciding their terms of office, the Board has agreed to apply fixed three year terms, but on a staggered basis, to existing and future non-executive directors. Notwithstanding this, the performance of each director will continue to be reviewed annually. Any non-executive director who has served on the Board for nine years since first being elected as a non-executive director must stand for annual re-election; also any director over the age of 70 must stand annually for re-election.

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

40	Signet Group plc Annual Report & Accounts year ended 28 January 2006

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

The performance of the Board, its Committees and individual members is rigorously monitored to ensure that each director continues to contribute effectively and demonstrate commitment to the role. The Board has agreed a formal written procedure for the evaluation process which is conducted by the Chairman, in conjunction with the senior independent director and the Group Company Secretary. It consists of a questionnaire, completed by the directors, followed by a structured discussion session to explore the responses and any other matters raised during the process which is designed to help in assessing the future development needs of the Board and the directors. The performance evaluation of the Chairman is led by the senior independent director and takes into account the views of both the non-executive and executive directors.

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

Board committees
Certain matters are delegated to Board committees, each with defined terms of reference, procedures, responsibilities and powers. The principal committees are as follows:

The Audit Committee has written terms of reference which are available on request from the Group Company Secretary and on the Group’s website. The terms of reference are reviewed annually.

The Audit Committee’s responsibilities include the review of the appropriateness and effectiveness of the Group’s accounting policies and financial procedures and oversight of the external auditor’s work, including the scope and result of the audit. The Audit Committee also reviews the effectiveness of the internal auditors, the Disclosure Control Committee and the Group’s whistleblowing procedures. The review of the whistleblowing procedures includes receiving reports on all matters raised and on actions taken. The Audit Committee also reviews the effectiveness of the Group’s internal control and risk management procedures and reports to the Board on these matters. This review is based on a report submitted via the Risk Management

Committee which includes annual written self-certification statements prepared by the operating divisions and head office departments which confirm the extent of their compliance with all material internal financial operating and disclosure controls. These statements are prepared by the divisional finance directors on behalf of each operating division and are reviewed by senior divisional executives, Group management and the Audit Committee. In addition to the Management self-certification process, the Audit Committee receives regular updates on divisional internal audit activity throughout the year and reviews reports submitted to the Board by the Group’s external auditor. Quarterly Risk Management Committee reports are also provided to the Chairman of the Audit Committee and a member of that Committee is in attendance at each Risk Management Committee meeting. The Audit Committee reviews, discusses with management and approves for submission to the Board, all Group audited accounts, trading statements and selected internal financial reports.

The external auditor’s objectivity and independence is monitored by the Audit Committee having primary responsibility for making a recommendation on the appointment of the external auditor, the determination of their fees and making an annual assessment of their independence (including consideration of a written disclosure by the external auditor of all relationships that they have with the Group). The planned rotation of partners and staff of the external auditor, together with a “cooling off” period before anyone from the external auditor joins the Group, also assist in maintaining the independence of the external auditor. The Audit Committee has reviewed and approved a policy for the provision of audit and non-audit services by the auditor which is compliant with the requirements of the Sarbanes-Oxley Act in relation to non-audit work. The policy requires that the Audit Committee approves in advance all audit and non-audit work carried out by the external auditor (subject to a de minimis amount, this being then reported to the Audit Committee on a quarterly basis). The approval process requires disclosure of the objectives and scope of services to be performed in addition to the fee structure. The Audit Committee also reviews all approved services and fees at subsequent meetings. See page 76 for details of fees paid to the external auditor.

The Audit Committee has an established channel of direct communication with the external auditor who normally attends meetings except in relation to certain aspects of their own appointment, assessment of their independence and determination of their fees. The Chairman, the Group Chief Executive, the Group Finance Director and others attend the meeting by invitation. The Audit Committee meets at least once a year with both the external auditor and internal auditors without executive management being present. The Audit Committee also meets on two occasions during the year for the purpose of being briefed on business and technical developments and to meet with divisional management to assess the risk and internal audit functions of both of the divisions. The Business Risk Assurance Manager also reports to the Committee on the processes in relation to the mitigation and review of business risks.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	41

Corporate governance statement (continued)

All members of the Audit Committee are independent, as defined by the Combined Code, the SEC and the NYSE and the only remuneration members of the Audit Committee receive, from the Group, is as directors. Russell Walls is Chairman and an “audit committee financial expert” as defined by the applicable SEC regulations. During the year the Audit Committee consisted of Dale Hilpert, Brook Land and Russell Walls with all having significant financial experience either as a result of positions held in other companies or from advising on such matters. The Group Company Secretary acts as secretary to the Audit Committee. The Audit Committee met eight times in 2005/06, including a meeting entirely dedicated to the consideration of corporate governance matters and there was full attendance at all meetings.

The Nomination Committee terms of reference are reviewed annually and are available on request from the Group Company Secretary and on the Group’s website. The Nomination Committee has responsibility for reviewing the composition and balance of the Board, as well as Board and senior management succession. It also makes recommendations to the Board on all new Board appointments and nominations for re-election as directors. Once the Nomination Committee has agreed a job specification, the services of external recruitment agencies are used to identify suitable candidates for senior executive posts and for all Board appointments. The Nomination Committee carries out interviews with such individuals in accordance with a formalised re-election process particularly with regard to the performance evaluation procedures for individual directors. The review of any non-executive director, who is serving beyond six years from first being elected to the Board, is considered with particular care. No director is involved in any decision about his own re-appointment. The procedure for the election of directors is laid out on page 36.

When the role of the Chairman or any matter relating to succession to that role is discussed, the Chairman may be consulted, but the responsibility for preparing a job specification and making any recommendation to the Board rests solely with the independent non-executive directors of the Nomination Committee. The Nomination Committee also reviews a number of other senior appointments within the Group, such as that of the Group Company Secretary. The senior independent director chairs the Nomination Committee. During the year the Nomination Committee consisted of Robert Blanchard, Brook Land, and James McAdam. The Group Company Secretary acts as secretary to the Nomination Committee. The Nomination Committee met seven times in 2005/06 and there was full attendance at all meetings.

The role of the Remuneration Committee is discussed in the Directors’ Remuneration Report on page 50.

Further details regarding the chairmen and members of these Committees are set out on page 36.

Executive management
The Group comprises two separate operating divisions, one in the US and one in the UK, each with a separate executive committee which meets regularly. The Group Chief Executive was, until January 2006, also Chief Executive of the Group’s US division. The Group Finance Director and the Chief Executives of the UK and US divisions report to the Group Chief Executive.

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

Code of Conduct and Code of Ethics
Signet strives to act in accordance with the laws and customs of each country in which it operates; to adopt proper standards of business practice and procedure; to operate with integrity; and to observe and respect the culture of each country in which it operates. To that end, the Group has adopted a Statement of Social, Ethical and Environmental Principles and supporting policies applicable to all officers and employees of the Group and substantially complies with the requirements of the NYSE. In addition, it has a policy on business integrity, as well as more detailed guidance and regulations in the Group’s staff induction, training and operational procedures. These policies meet the corporate governance requirements of the NYSE, and include a code of business conduct and ethics.

A code of ethics meeting the requirements of the Sarbanes-Oxley Act, covering the Chairman, the Group Chief Executive, the Group Finance Director and senior officers, is also in place. These codes are available on request from the Group Company Secretary and on the Group’s website.

Relations with shareholders
The Board recognises the importance of relations with shareholders and communicates regularly with them about the Group’s strategy, financial performance and prospects. It does this through documents distributed to shareholders, stock exchange announcements and in meetings. Presentations on quarterly and annual results and the Christmas trading statement are open to all interested parties, including private shareholders, through the use of teleconferences and web casting. Other presentations are available on the Group website.

The Board recognises that the prime opportunity for private investors to question the Board is at a general meeting of shareholders. All of

42	Signet Group plc Annual Report & Accounts year ended 28 January 2006 the directors are expected to attend the annual general meeting and the chairmen of the Audit, Nomination and Remuneration Committees, in addition to the Chairman of the Board, are required to be available to answer questions relating to the function of their respective Committees.

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

Compliance statement and Combined Code
The NYSE corporate governance requirements are not mandatory for foreign issuer companies such as Signet, but the Group has chosen in general to comply as a matter of best practice.

In a limited number of areas the Group, as is permitted by the NYSE rules, has elected to defer to the UK corporate governance practices. This is permissible provided significant variations are explained. The explanation of those variations can be found on the Group’s website.

The Board considers that it has complied throughout the year with the provisions of the Combined Code required to be observed by companies.

Internal controls
The Combined Code requires that the directors review the effectiveness of the Group’s system of internal controls including the following areas:

•	Financial
•	Operational
•	Compliance
•	Risk management

Internal Control: Guidance for Directors on the Combined Code (“the Turnbull guidance”) was published in September 1999. The Board of Directors considers that it has complied with the Turnbull guidance throughout the year and up to the date of approval of this Annual Report & Accounts. In addition, although compliance with the requirements of S404 of the Sarbanes-Oxley Act was deferred for a year, the Board continued during 2005/06 to review the implications of the Sarbanes-Oxley Act and took steps to ensure compliance. The Group Chief Executive and the Group Finance Director will, as they did in previous years, sign the applicable certifications required by the Sarbanes-Oxley Act when the Annual Report on Form 20-F is filed with the SEC.

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

Key procedures designed to provide effective internal controls are:

•

Control environment – control is exercised through an organisational structure with clearly defined levels of responsibility and authority together with appropriate reporting procedures, particularly with respect to financial information, capital expenditure, investment, granting of guarantees and the use of treasury products (see page 34 for more detail) as well as health, safety, environmental and customer service issues.

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

The Group as part of its ongoing review of procedures has taken steps to strengthen, as appropriate, resources committed to meet

Signet Group plc Annual Report & Accounts year ended 28 January 2006	43

Corporate governance statement (continued)

the increasing demands of corporate governance, to comply with the Sarbanes-Oxley Act, to monitor and address evolving and more complex accounting standards, including changes in the application and interpretation of US GAAP. The Group has recently strengthened its Group Finance function reflecting the increasing demands of IFRS accounting and US GAAP requirements. At the divisional level in both the UK and the US, the internal audit functions have been strengthened with particular focus on review of internal control processes.

The Group issues both sales and financial results on a quarterly basis. The external auditor reviews the quarterly and half year statements, and Christmas trading statement and presents reports to the Audit Committee for consideration.

•

Risk management – the identification of major business risks is carried out in conjunction with operational management and appropriate steps are taken to monitor and mitigate risks. The Business Risk Assurance Manager co-ordinates risk management information and processes; he is responsible for assessing the risk management and internal controls for the Group, ensuring such processes satisfy the applicable standards in both the UK and the US and he reports his findings to the Audit Committee. The Risk Management Committee, chaired by the Business Risk Assurance Manager and whose members include the Group Finance Director and senior divisional executives, meets on a regular basis, at least four times a year. Matters considered by the Risk Management Committee include reviews of the Group’s risk register, emerging issues, new regulations and the activity of the internal audit function. The external auditor receive copies of the papers submitted to the Committee. A report from each Risk Management Committee meeting, and any material non-compliance or emerging issue, is considered by the Board in a timely manner. In order to provide a formal forum for risk assessment, divisional risk and control committees were established during the year. These committees are chaired by the divisional Chief Executives and have formalised terms of reference and involve participation by the executive management teams and the Business Risk Assurance Manager to ensure a consistent approach and to provide a level of independent challenge.

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

•

Reviews of effectiveness – the Board, in addition to receiving summaries of the Risk Management Committee reports, annually reviews the effectiveness of the internal controls system on the basis of a report from, and the recommendation of, the Audit Committee. The Disclosure Control Committee reports to the Audit Committee on a quarterly basis as to the effectiveness of the disclosure control procedures.

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

Sarbanes-Oxley Act of 2002
As a Foreign Private Issuer, Signet is required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“the Act”) for fiscal years ending on or after 15 July 2006. The primary requirement of the Act is that management perform appropriate due diligence to conclude on the design and operating effectiveness of key internal controls over financial reporting.

In 2005/06 management assessed the state of readiness for Sarbanes-Oxley compliance by performing a detailed review of the design of key controls throughout all process streams in scope. This involved the US, UK and Group functions and included an extensive review of IT general controls across the organisation. In addition to the business processes review, management has performed a comprehensive analysis of entity wide controls, utilising best practice templates, sourced from external advisors, to ensure adequate coverage of the Committee of Sponsoring Organisations (“COSO”) Risk and Control framework.

In addition to the detailed design work during 2005/06, Signet’s management has undertaken limited operational testing of those key controls that have passed the initial design assessment.

The Group’s external auditors have been closely involved in the project and have executed walkthrough tests of the design of all key controls.

44	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Social, ethical & environmental matters

Introduction
Signet recognises that many different stakeholders have an interest in its activities, and that the Group’s success is dependent on the strength and effectiveness of its relationship with those stakeholders. Signet’s approach to the governance of social, ethical and environmental (“SEE”) matters, its framework of principles and policies, its relationship with key stakeholder groups and major initiatives that have occurred in 2005/06 are set out below.

Governance of SEE matters
The Group has a formal SEE governance framework with SEE matters being included in the schedule of matters reserved for the Board. The Group Chief Executive has been designated as the director responsible for SEE matters and reports to the Board on SEE issues on a regular basis.

A SEE Committee, chaired by the Group Company Secretary, and consisting of senior managers from the UK and US, has responsibilities for the implementation of the various aspects of the SEE principles and policies through a programme approved by the Board. The Committee members are drawn from the merchandising and buying, human resource, corporate communication, finance and internal control functions. It meets at least four times a year. The Group Company Secretary reports to the Group Chief Executive regarding the Committee’s work.

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

The procedures for SEE risk management are embedded within the management structure of the Group. SEE risks are discussed on pages 30 to 35 ‘Risk and other factors’.

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

The Group has a Supplier Code of Conduct (“Supplier Code”) which was reviewed and updated in 2004 and policies on business integrity, health and safety, the environment and labour standards. The Principles, Supplier Code and other policies are now incorporated, as appropriate, into the Group’s staff induction process and operational procedures within the business. More detailed information is available on the Group’s website (www.signetgroupplc.com).

Signet’s principles and policies are intended to provide a framework with which the divisional policies and procedures conform. They do not replace detailed divisional policies and procedures.

Developments in 2005/06
During the year the Group:

•

enhanced the internal controls to ensure credible monitoring of the Kimberley Process which was designed to eliminate conflict diamonds from the legitimate diamond trade, details of which are set out on page 40;

•	commenced the development of a formalised community affairs programme;
•	continued its active involvement in the establishment of the Council for Responsible Jewellery Practices (“CRJP”) to ensure consumer confidence in the diamond and gold supply chain;
•	improved the collection of environmental data and validation processes; and
•	continued to enhance its communications with stakeholders.

During the year the Group continued its work with the CRJP which is the industry group representing the entire length of the jewellery industry supply chain from the mine to retail and is dedicated to the objective of reinforcing consumer confidence in the diamond and gold supply chain. The Group believes it is in this forum that it can be most effective in considering environmental and supply chain issues and where, together with other industry constituents, it can more successfully promote responsible business practices in order to reinforce customer confidence and the integrity of the product.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	45

Social, ethical & environmental matters (continued)

More information is available on the CRJP website (www.responsiblejewellery.com).

Our stakeholders
Signet’s commitments to various stakeholders are articulated in the Principles. These are summarised below:

Shareholders
Signet’s aim is to deliver an acceptable growth in value to shareholders which is sustainable, thereby protecting shareholders’ short and longer term interests. The Group’s responsibilities to shareholders are set out in more detail in the Corporate governance statement on page 40. The Group is committed to maintaining open dialogue with its shareholders on SEE and other matters. Signet has been a member of the FTSE4Good UK Index since its launch and endeavours to meet the changing criteria of the Index. During 2004/05 the Group met the enhanced requirements of inclusion by strengthening its environmental management systems and data collection processes and continued in 2005/06 to maintain its presence in the Index.

Customers
Signet’s mission is to meet, and where possible exceed, customer expectations through a high standard of customer service, high store standards, and by offering real choice and value. In doing so the Group endeavours to maintain product integrity by ensuring the quality of Signet’s products and by offering merchandise that is responsibly sourced, and is in compliance with its obligations under the Kimberley Process.

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

Signet considers its relationship with its employees to be excellent and values honest, open and constructive two-way communication throughout the organisation. This is achieved through store, area and regional management meetings in addition to staff opinion surveys, feedback reports and staff meetings. These procedures facilitate consultation during which the views of employees can be expressed and taken into account in decisions likely to affect their interests. Staff are kept informed of the Group’s performance and objectives through management contact supplemented by staff publications in both the UK and US. The involvement of employees in the Group’s performance is encouraged through participation in performance-related incentive payment schemes and savings-related share option schemes which cover all Group employees subject to minimum employment requirements. The Group does not restrict or discriminate against employees who wish to be covered by collective bargaining agreements.

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

The Group assigns responsibility for human resource matters, including health and safety, to divisional executive management committees. Both the UK and US operations have established systems which include the provision of training and development opportunities at all levels of the organisation. See pages 9 and 17 for further details.

Suppliers
The Group recognises that stakeholders expect companies to exert influence, where they can, over suppliers to ensure that SEE standards are upheld throughout the supply chain. The Supplier Code outlines Signet’s commitment to its suppliers, and the expectations it has of them. The Supplier Code applies to suppliers and agents with whom Signet deals directly and Signet regularly discusses its implementation with them. Those suppliers and agents are encouraged to ensure that this Supplier Code is communicated throughout the supply chain.

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

Signet is also working, where appropriate, with other trade bodies such as the CRJP and the Jewelers Vigilance Committee to be better able to respond to SEE issues at an industry level.

One of the specific issues facing the Group and the diamond sector is conflict diamonds, which are diamonds sold by rebel movements to fund military campaigns. The Group is a non-voting member of the World Diamond Council which, together with Jewelers of America,

46	Signet Group plc Annual Report & Accounts year ended 28 January 2006

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

Following the adoption of the KPCS, Signet wrote to all of its trade diamond and diamond jewellery suppliers. The text, based on the Jewelers of America guidance, requires them to supply the Group with merchandise that complies with the KPCS. Signet has amended its systems, procedures and documentation to take account of the KPCS so that only diamonds that are warranted to comply with the KPCS on invoices, annual agreements, or both are accepted from trade suppliers. As the Group moves to develop further its rough diamond sourcing and manufacturing capabilities, it has enhanced its KPCS processes in accordance with the requirements relating to rough diamond sourcing. The Group also trained its buying staff with regard to the KPCS requirements and briefed its sales associates on its operation. An internal audit of these procedures is carried out every year, and again this year the audit results confirmed the Group’s compliance even though Signet is not directly governed for polished diamonds by the KPCS. During 2005/06 the US division also reviewed its systems for compliance with the recently enacted US Patriot Act, and updated its procedures where necessary.

In 2005 over 40 countries (including the European Union as a single entity) were Participants in the KPCS and accounted for over 99% of world diamond production. In 2005 Indonesia and Lebanon became Participants, with a further 11 countries wishing to become Participants. Currently Liberia and the Ivory Coast are temporarily suspended from participation.

While the overwhelming proportion of trade in rough diamonds was between Participants in the KPCS, it is difficult to assess the precise level of participation. However anecdotal evidence suggests that unscrupulous diamond dealers are finding it increasingly difficult to sell non-certified stones.

Since the formal adoption of the KPCS in November 2002, further steps to assist in the implementation have been taken. In 2005 these included:

•	measures taken to prevent the introduction of conflict diamonds from the Ivory Coast into the legitimate trade;
•	further KPCS review visits to participants were undertaken, bringing the total to 25, and a further 11 participants have invited review visits;
•	for the first time presentations were made by participants on steps they have taken to implement the recommendations of review visits;
•	progress by the Working Group on Monitoring towards ensuring consistent follow-up to all review visits;

•	moving towards a standard method of statistical reporting by participants so allowing improved comparability, as well as steps to improve harmonization of valuation methodologies;
•

adoption of a methodology to improve traceability of alluvial diamond mining production, as well as steps to help donors to assist in building capacity to further the effective implementation of the KPCS in areas of alluvial mining; and

•

increased co-operation with bodies outside the KPCS to improve its efficiency and with Diamond Development Initiative, which aims to improve the working conditions of, and remuneration to, artisanal diamond miners.

In 2006 the three-year review of the KPCS will take place with the results and recommendations to be presented for consideration during autumn 2006.

While Signet is the world’s largest speciality jeweller, its share of the worldwide jewellery and watch market amounts only to about 2% of the total. Therefore it is the Group’s belief that it can be most effective in influencing improvements to the Supply Chain by working with other industry representatives who together can, by concentration into a single industry voice, be representative of many aspects of the Supply Chain, and use their combined influence in working to improve it as a whole.

During the year the Group continued to work actively with other companies representative of the industry. In 2004 Signet was one of the signatories to a Statement of Intent that formed the basis of an agreement for further co-operation to promote increased consumer confidence and integrity in the product by promoting responsible business practices throughout the industry. As a result, during 2005, the CRJP was formed as a not-for-profit organisation whose members are participants in all aspects of the Diamond and Gold Jewellery industry. The CRJP for the first time seeks to bring together all participants of all aspects of the Diamond and Gold supply chain from mining to retail to promote responsible business practices. The CRJP aims to maintain consumer confidence in Diamond and Gold Jewellery products and the trust of all interested stakeholders in their industry. The CRJP believes that a co-ordinated worldwide industry approach to improving its business practices will provide increased clarity to the Diamond and Gold Jewellery industry and be most effective in implementing the industry standards necessary to maintain consumer confidence and the integrity of the product.

The CRJP mission statement is to promote responsible ethical, social and environmental practices throughout the diamond and gold jewellery supply chain, from mine to retail. It will endeavour to implement its mission statement and, in turn, will seek to reinforce confidence in the diamond and gold jewellery supply chain by:

•

developing a “Responsible Practices Framework”, in consultation with key stakeholder groups, that will define the ethical, social and environmental standards according to which all Members commit to conduct their business;

Signet Group plc Annual Report & Accounts year ended 28 January 2006	47

Social, ethical & environmental matters (continued)

•

making it a condition of membership that Members apply the “Responsible Practices Framework” through an implementation model that will include self assessments and is evidenced through a system of independent third party monitoring;

•

working with industry participants to advise on business responsibility issues as they arise and by offering guidance on the use of the “Responsible Practices Framework” to implement responsible business practices;

•

promoting awareness and understanding of key ethical, social and environmental business responsibility issues by working with all stakeholders including, but not limited to, industry participants, trade organisations, governments, and civil society representatives;

•

acting as an advocate for business responsibility within the industry and developing initiatives to address ethical, social and environmental challenges through publicly and privately financed projects;

•

working with stakeholders and industry participants to continuously improve conformance with the standards and processes set out above and ensuring that they are relevant and achievable, while addressing key ethical, social and environmental challenges with due regard to the business objectives of the industry;

•	encouraging Members to promote the adoption of the “Responsible Practices Framework” amongst their business partners; and
•	seeking to be inclusive and extending the membership opportunity throughout the industry.

Payment policy
In respect of supplier payment, Group policy is that the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, rather than following any particular code or standard on payment practice. Accordingly suppliers are aware of the terms of payment and it is Group policy to ensure that payments to suppliers are made in accordance with these agreed terms.

Environment
Whilst the direct environmental impact of its operations is judged to be relatively low compared to many business sectors and to other retailers, Signet recognises that there may be opportunities to improve its performance. An environmental impact review confirmed that:

•	jewellery has a very long life and is highly recyclable. Recycling takes place in respect of trade-ins, obsolete inventory, used watch batteries and certain packaging;
•

jewellery and watches have an extremely high value to weight ratio and value to volume ratio making transportation through the supply chain relatively low impact. The Group makes use of third party distributors and reusable containers for merchandise distribution;

•

the Group occupies relatively little space compared to other retailers of a similar market capitalisation and its sales density is above the jewellery sector average, and therefore the Group has a smaller physical impact on the environment; and

•

Signet’s supply chain originates with the producers of the raw materials with whom the Group presently has little direct relationship but it is recognised that the extraction of minerals has an environmental impact that requires careful management by mining companies.

During 2003/04 Signet developed and tested data collection systems for its energy usage, greenhouse gas emissions and water usage in both the US and the UK. Signet strengthened its environmental management systems during 2004/05 by further developing its data collection process of key performance indicators for the purpose of validating the previous year’s results and then benchmarked the results against published data from UK competitors. The benchmarking process showed that when compared with its peers, the Group has a broadly similar impact in terms of energy usage, emission of greenhouse gases and water consumption. In 2005/06 the Board continued to collect baseline data for energy usage and greenhouse gas emissions, and to validate existing data for water usage. It also undertook an energy audit in representative stores in the US and reviewed the energy efficiency opportunities of the new model store designs in the UK.

During 2006/07 the Group will continue to collect and assess baseline data for energy use, greenhouse gas emissions and water usage.

Further, the Group continues to work within the CRJP, the Jewelers of America and with other jewellery retailers in exploring ways in which the jewellery industry can use its influence to improve environmental performance related to mining.

Community
Signet’s prime benefit to society is through the contribution it makes to the success and efficiency of the economies in which it operates, through the employment it generates both within the business and throughout its supply chain, the taxes it pays and the value it creates for shareholders.

During 2005/06 community partnership initiatives were further increased, aimed at strengthening employment opportunities for disadvantaged citizens, and community affairs activities are continuing with the Group being committed to the support of charitable organisations. Signet believes it is best to give support to a small number of specific charities rather than fragment its charitable giving. In the US support is primarily given to The United Way, St. Jude Children’s Research Hospital and The Jeweler’s Charity Fund. In the UK the Group primarily supports the Princess Royal Trust for Carers. During the period the Group made provision for total charitable givings of £1,584,000 (2004/05: £1,467,000). This included direct charitable contributions of £369,000 (2004/05: £478,000), of which £103,000 (2004/05: £279,000) was in the UK and £266,000 (2004/05: £199,000) was in the US, and marketing initiatives on

48	Signet Group plc Annual Report & Accounts year ended 28 January 2006 both sides of the Atlantic which resulted in additional charitable contributions of £1,215,000 (2004/05: £989,000). In October 2005 a donation of $100,000 was made to the Hurricane Katrina American Red Cross Disaster Relief Fund. Support is also given to the management of Carer Centres operated by the Princess Royal Trust for Carers. Assistance is also given to organisations that help the disadvantaged into employment in the vicinity of the Group’s US administrative and distribution centre in Northeast Ohio, such as United Disabilities Services, Mature Services and the Urban League.

No political donations were made in the US or the UK by the Group in the period (2004/05: £nil).

Human rights
Signet supports the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. The Group encourages the support and respect for the protection of human rights within its sphere of influence. The Supplier Code sets out the Group’s expectation that suppliers should respect the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. Signet is working at a senior executive level to address human rights in the jewellery supply chain on an industry wide basis, through the CRJP described above.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	49

Directors’ remuneration report

Information contained in sections and figures marked ß has been audited.

1. The role of the Remuneration Committee
The prime purpose of the Remuneration Committee is to set the remuneration policy for executive directors and senior managers and to ensure that they are fairly rewarded for their individual contribution to the Group’s overall performance, having due regard to the interests of shareholders, the financial and commercial health of the Group and pay and conditions elsewhere in the Group.

The Company’s remuneration policy seeks, by application of the six principles detailed below, to provide an overall remuneration package to a value within a specific range. The way that each package as a whole is structured, and the components that make it up, may differ. Due to the significant differences in remuneration practices in the two countries in which the Group operates, the level of remuneration is based upon and supported by surveys which are undertaken in both the UK and the US.

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

The Remuneration Committee consists of Robert Blanchard (Chairman), Russell Walls and Robert Walker. The Committee met eight times during 2005/06 and there was full attendance at all meetings.

The terms of reference for the Remuneration Committee are available on request from the Group Company Secretary and are on the Group’s website.

2. Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. The Remuneration Committee will continue to review the Company’s remuneration policy to ensure that it remains effective and appropriate to the Company, and to monitor the level of potential awards. After careful consideration during 2002/03, the Remuneration Committee formally adopted a set of six principles. Following a comprehensive review by the Remuneration Committee in 2005/06 these principles remain unaltered and they are set out below:

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

50	Signet Group plc Annual Report & Accounts year ended 28 January 2006

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

(b) Annual bonus plan
Individual annual bonus targets are set each year to take account of the role of the executive and current business plans. Annual bonus awards for executive directors are based on the achievement of growth in pre-tax profit, or operating profit of the division as appropriate, in the year at a rate above inflation measured using constant exchange rates. There is a cap set each year on such awards and a threshold performance below which no payments are made. The bonus rate increases after an intermediate target rate of profit growth, which is set each year, is achieved.

(c) Share option plans
The Remuneration Committee believes that an executive share option plan is an appropriate part of the total remuneration package necessary to execute the remuneration principles set out on pages 50 and 51, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

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

A new LTIP replacing the previous LTIP which expired in June 2005, was approved by shareholders at an extraordinary general meeting on 14 December 2005.

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

For 2005/06 onwards achievement of performance criteria have been calculated against previously reported measures restated for IFRS.

(f) Pensions for executive directors
UK based executive directors are normally members of the Group Scheme.

At the present time there are two such directors, the Group Finance Director and the Chief Executive of the UK division. The Group Scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme and has a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses. All Group Scheme benefits are subject to Inland Revenue limits. Where such limitation was due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (the “FURBS”) has been used to supplement pension benefits. This is a defined contribution arrangement.

The main features of the Group Scheme for a director are:

(i)	a normal pension age of 60;
(ii)	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;
(iii)	life assurance cover of four times pensionable salary; and
(iv)	spouse’s pension on death.

The Group Chief Executive and the Chief Executive of the US division receive, proportionately to base salary, equivalent pension contributions to the Group Finance Director and the Chief Executive of the UK division. These pension benefits are provided through an

Signet Group plc Annual Report & Accounts year ended 28 January 2006	51

Directors’ remuneration report (continued)

unfunded, unqualified deferred compensation plan and the Sterling Jewelers Inc. 401(k) Retirement Savings Plan. This is a defined contribution arrangement.

In the context of changes to pension taxation in the UK in force from 6 April 2006 the Remuneration Committee has agreed that pension provision through the Group Scheme should continue broadly as before to ensure that pension benefit commitments made continue to be met. Members should not benefit from a windfall gain through the removal of the current limits, e.g. removal of the earnings cap and therefore a scheme specific earnings cap has been introduced equivalent to the previous earnings cap, increased by RPI annually. As the tax treatment of FURBS and the other advantages of such a funding scheme have been eroded over time and these latest changes have now removed any residual advantages, the Remuneration Committee has agreed that the Group should cease paying contributions to the FURBS; and in substitution pay a salary supplement of the same amount as the Group contribution to the FURBS. The Group will not compensate members for any increase in taxation that they may face as a result of the changes and members will not be protected by the Group from the consequences of the changes in taxation, but will be provided with a cash supplement in lieu of pension accrual once members reach the Lifetime Allowance limit set by the new legislation if they choose to exercise this option.

The Group Scheme has been reviewed to determine how the new range of flexibility in pension arrangements can be introduced where that can be achieved without additional cost or administrative burden. For example, the new flexibility on tax-free cash has been incorporated into the Group Scheme.

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

3. Directors’ remuneration
The remuneration packages of the Group Chief Executive, the highest paid director, and the Chief Executive of the US division are determined with regard to the fact that they are US citizens, based in the US and their remuneration is set in US dollars and not pounds sterling. Some 70% of Group sales and profits are generated in the US.

(a) Salary and benefits
The Remuneration Committee normally reviews the salary and benefits of executive directors annually. Details of the salaries received by executive directors are shown on page 53. Following the 2006 annual reviews the Remuneration Committee increased the Group Chief Executive’s basic salary from $1,354,000 to $1,435,000, that of the Group Finance Director from £350,000 to £385,000 and that of the Chief Executive of the UK division from £295,000 to £310,000. The basic salary of the Chief Executive of the US division is $700,000, and was not increased as part of the review, with the Remuneration Committee having considered it at the time of his appointment in January 2006. The Chairman’s remuneration was not increased from £350,000. Mr. Williamson will receive a fee of £200,000 per annum when he becomes Chairman at the conclusion of the annual general meeting in June 2006 (subject to shareholders electing him as a director at that annual general meeting).

(b) Annual bonus plan
In 2005/06 no annual bonus was earned by the Group Chief Executive (potential maximum 100% of base salary), or by the Group Finance Director (potential maximum 75% of base salary). The bonus entitlements for the Group Chief Executive and the Group Finance Director were calculated for 2005/06 on the basis of the following formula:

2004/05 pre-tax profit + inflation: 0% of maximum bonus;
2004/05 pre-tax profit + 10%: 50% of maximum bonus; and
2004/05 pre-tax profit + 15%: 100% of maximum bonus.

Increase in pre-tax profit is calculated on a constant exchange rate basis and is earned on a pro-rata basis for performance between the targets.

In 2005/06 no annual bonus was earned by the Chief Executive of the UK division (potential maximum 75% of base salary). An annual bonus of 64.4% of base salary (potential maximum 70% of base salary) was earned by the Chief Executive of the US division. The

52	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Directors’ emolumentsß
Details of directors’ emoluments for the year to 28 January 2006 were as follows:

	Basic salary or fees		Benefits(1)		Short term bonuses		Total

	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000

Chairman:
James McAdam	346	323	30	24	–	–	376	347

Executive:
Robert Anderson(2) UK Chief Executive	246	–	27	–	–	–	273	–
Walker Boyd Group Finance Director	347	327	23	23	–	176	370	526
Terry Burman(3) Group Chief Executive	746	683	26	26	–	490	772	1,199
Mark Light(3)(4) US Chief Executive	18	–	1	–	10	–	29	–

Non-executive:
Robert Blanchard	51	43	–	–	–	–	51	43
Dale Hilpert	46	42	–	–	–	–	46	42
Brook Land	56	44	–	–	–	–	56	44
Robert Walker(5)	46	12	–	–	–	–	46	12
Russell Walls	51	43	–	–	–	–	51	43
Malcolm Williamson(6)	8	–	–	–	–	–	8	–

Total	1,961	1,517	107	73	10	666	2,078	2,256

(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	Robert Anderson was appointed as a director on 6 April 2005 with a basic salary of £295,000. In 2004/05 his basic salary was £277,500, benefits were £32,605 and short term bonus was £22,680.
(3)	Messrs. Burman and Light have their emoluments specified and paid in US dollars and an average exchange rate of US$1.80 was used (2004/05:US$1.86).
(4)

Mark Light was appointed as a director on 12 January 2006 with a basic salary of £388,889. Prior to his appointment in 2005/06 his basic salary was £319,444 and his short-term bonus for 2005/06 was £196,140. In 2004/05 his basic salary was £287,000, benefits were £23,000 and short term bonus was £211,944.

(5)	From his appointment on 1 November 2004.
(6)	From his appointment on 28 November 2005.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

bonuses were calculated using the same formula as above, but based on operating profit of the respective divisions.

Bonus targets for 2006/07 are unchanged.

(c) Share option and long term incentive plans
Share option and long term incentive plan grants to directors are set out on pages 60 to 62. See page 51 for the factors influencing the choice of performance criteria and for the basis of measurement.

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

As indicated in the 2005 Director’s Remuneration Report, the Remuneration Committee in recognising the continuing development of shareholder sentiments regarding remuneration practices, committed to conduct a full review of all aspects of directors’ remuneration when a new LTIP was developed for shareholder approval. After completing this review, which included extensive consultation with major shareholders, the Remuneration Committee concluded that the remuneration principles that were adopted in 2003 and have been published in all subsequent Directors’ Remuneration Reports, had served all stakeholders well and should remain unchanged. Based on surveys of comparator companies, the Committee also concluded that the present mix of total remuneration remains appropriate. However, the Committee decided that in addition to the introduction of a new LTIP it was also appropriate to make certain changes in the existing share option plan, including the balance of share option grant level, and LTIP awards.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	53

Directors’ remuneration report (continued)

The changes to share option plan arrangements which have been implemented include:

•

the elimination of all retesting in the measurement of performance target achievement. In the future, vesting will be determined by a single test of performance versus target normally three years after any grant is made;

•

the elimination of the impact of exchange rate translation movements by the adoption of a constant exchange rate in measuring performance versus target. This will eliminate the possibility of executives being unfairly rewarded or penalised by exchange rate movements over which they obviously have no control; and

•

a reduction in the maximum annual grant of share options to the Group Chief Executive Officer from five times base salary plus the possibility of an additional one times base salary grant (i.e. six times) under extraordinary circumstances, to four times base salary. Other executives participating in the share option plan will receive a proportionate reduction in their annual share option grants.

These changes to the existing share option plan arrangements were made after extensive consultation with major shareholders and were explained to shareholders in a circular dated 14 November 2005 prior to their approval of the adoption of the new LTIP.

The Remuneration Committee made the 2006/07 option grants on the same basis as the arrangements described above. Options granted under the executive share option plans that have passed the necessary performance conditions are normally only exercisable between three and ten years from the date of grant, after which the options lapse.

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

For all grants beginning with those awarded in 2006/07 performance will only be measured over the three year period from the start of the financial year in which the grant is made, all retesting in the measurement of performance target achievement having been eliminated.

US executives
For US executives there is a pre-grant test based on both personal and corporate performance as described later, as well as a post-grant exercise condition requiring that the annual compound growth in earnings per share be more than 3% above inflation.

Performance will be measured over three years from the start of the financial year in which the award is made and may then be measured from the last month of the year in which the award is made to the end of the fourth or fifth years, if not previously satisfied.

For grants beginning with those awarded in 2006/07 the post-grant performance condition will be measured over three years from the start of the financial year in which the award is made.

In April 2005 options of five times salary were awarded to the Group Chief Executive. The Group Finance Director was awarded options amounting to one and a half times salary. Awards to the Group Chief Executive are based on principles 2(iv), 2(v), 2(vi) (set out on pages 50 and 51), a comparative remuneration survey and a review of the performance of both the Group and the executive over the prior three years.

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

On a divisional basis this business performance review includes a three year comparison of compound like for like as well as total sales growth compared in the US to that of the US quoted jewellery sector and in the UK to the UK quoted general retail sector. Further, there is a similar comparison of operating margin compared to the Group’s principal competitors in the US and the UK.

On a Group basis the review includes a comparison of compound three year earnings per share growth, at constant exchange rates, like for like as well as total sales of the UK general retail sector of FTSE 100 companies. Further there is a similar comparison of total shareholder return against that of the FTSE 350 companies (excluding investment trusts) and the FTSE general retailers index.

The Remuneration Committee concluded that the review had confirmed in 2006/07 that the pre-grant conditions had been achieved reflecting performance at the top end of the scale.

On the basis of sustained out-performance and with management achievements acknowledged by industry followers, the Committee concluded that the Group Chief Executive and Group Finance Director continued to merit total remuneration towards the upper end of the range determined by the remuneration principles. Based on the surveys conducted, this indicated a base salary increase as detailed

54	Signet Group plc Annual Report & Accounts year ended 28 January 2006

LTIP performance criteria
	2006/07 award			2005/06 award			2004/05 award			2003/04 award
	Group %	UK %	US %	Group %	UK %	US %	Group %	UK %	US %	Group %	UK %	US %

Minimum performance for any vesting:
Profit measure	Profit Growth in excess of threshold inflation level
ROCE measure	20.1	28.2	19.3	23.2	42.2	19.4	22.2	43.0	17.6	21.0	35.0	18.3

Profit Growth performance measure:
Profit measure	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
ROCE measure	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0

ROCE performance measure:
Specified ROCE required	21.1	29.2	20.3	24.2	43.3	20.4	23.2	44.5	18.6	22.0	36.5	19.3

on page 52 and a share option grant equivalent to four times base salary, for the Group Chief Executive. Similar surveys undertaken in the UK indicated a base salary increase as detailed on page 52 for the Group Finance Director and options amounting to 120% of base salary. Similarly the Chief Executives of the UK and the US divisions were awarded options amounting to 80% and 160% of base salary respectively.

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

In 2005 the Remuneration Committee approved an amendment to the 2003 Plans (other than the Inland Revenue Approved Plan) to provide that, on exercise, options may be satisfied by the Company providing to the optionholder shares with a value equal only to the gain on exercise, without the requirement of a payment of the exercise price. This does not provide any financial benefit to either the Company or optionholders, but results in less dilution for shareholders.

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

(iii) Long term incentive plan
Shareholders gave approval, in June 2000, to the Signet Group plc 2000 Long Term Incentive Plan (“LTIP”) which expired in June 2005.

A replacement Long Term Incentive Plan, the Signet Group plc 2005 Long Term Incentive Plan (“LTIP 2005”), was given shareholder approval in December 2005 with approximately 96% of the 82% of the entire issued share capital which was voted at the meeting being voted in favour of adoption of the LTIP 2005.

The principal features of the LTIP 2005, include:

•	a ten year term, consistent with the approved terms of the existing share option plan; and
•

an increase in the target LTIP award to the Group Chief Executive from 70% of base salary to a maximum of 160% of base salary, which amount offsets the reduction in the maximum share option award, such that the total expected value of the Group Chief Executive’s remuneration package remains unchanged. Other participating executives would receive an increase in target LTIP award consistent with their reduction in share option grants and maintaining total remuneration at levels that they would have received under the previous plans.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	55

Directors’ remuneration report (continued)

All other features of the LTIP 2005 are identical to those of the expired LTIP plan, and are summarised below.

The LTIP 2005 provides for the Remuneration Committee to make awards subject to performance targets which will normally be tested at the end of a fixed period of at least three years. To the extent the performance targets are satisfied it is intended that the participant will receive a combination of the grant of an option over shares in the Company and cash. While the Remuneration Committee has authority to determine the precise mix, in line with past practice the intention is to continue with a mix of 50% cash and 50% share options. No changes in this mix will be made without prior consultation with major shareholders. The share options will normally be exercisable within ten years of the original award date.

The performance conditions, set by the Remuneration Committee for 2006/07 and for the foreseeable future, are based, as in the previous LTIP, on:

•	the compound annual growth in profit before tax of the Group or in operating profit of the relevant division as appropriate above a threshold inflation level; and
•	ROCE of the Group or relevant division as appropriate.

The performance conditions may relate to the Group or a combination of the Group and each operating division, or each operating division separately, as considered appropriate by the Remuneration Committee according to the role of the particular participant.

In determining the precise conditions that will apply to an award, the Remuneration Committee will specify, at the commencement of each three-year performance period, the compound annual growth in profit that it will be necessary to achieve over the performance period and the required ROCE for the performance period.

Having considered alternative performance measures, the Remuneration Committee believes that, in Signet’s case, measures based on growth in profit and ROCE remain the best indicators of the Company’s financial performance and will continue to use these measures for the foreseeable future. However, the Remuneration Committee has the flexibility to change the measures if it believes it to be appropriate but it will not make any material changes without first consulting major shareholders.

The LTIP 2005 contains no element to allow retesting of the performance targets and allows only a pro-rated release of an award, whether in the form of the grant of an option over shares or cash, where a participant leaves early for good reasons or there is a change of control. The performance targets must in any event be satisfied before any release is made in all cases.

Awards were made to executive directors and other senior executives in 2003/04, 2004/05 and 2005/06 under the LTIP. All these awards are subject to fulfilment of minimum performance conditions set at the time of the award as to:

•

compound annual growth in the profit before tax of the Group using a constant exchange rate or, as in the case of the Chief Executives of the UK and US divisions, the operating profit of the relevant division as appropriate (“Profit Growth”); and

•	ROCE of the Group or relevant division as appropriate.

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

If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•

if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, i.e 10% at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum level of award at 15%. This maximum is equal to a specified percentage of base salary at the time at which the award vests. The maximum award for the Group Chief Executive in 2005/06 was equal to 70% of base salary at vesting (as in 2003/04 and 2004/05) and for the Group Finance Director and the Chief Executive of the UK division 50% of base salary at vesting (as in 2003/04 and 2004/05) and for the Chief Executive of the US division 45% of base salary at vesting (as in 2003/04 and 2004/05); and

•

if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase. In the case of the Group Chief Executive, in 2005/06 for each 0.5% by which the ROCE exceeds the level specified in the award, the amount of the award would increase by an amount equal to 5% of base salary (at vesting) up to a maximum increase equal to 35% of such base salary (as in 2003/04 and 2004/05). Similarly in the case of the Group Finance Director, for each 0.5% by which the ROCE exceeds the specified level the amount of the award would increase by an amount equal to 3% of base salary (at vesting) up to a maximum increase equal to 25% of such base salary (as in 2003/04 and 2004/05). In the case of the Chief Executive of the UK division the award would increase by 2% of such base salary (at vesting) up to a maximum increase equal to 25% of such base salary (as in 2003/04 and 2004/05) and in the case of the Chief Executive of the US division 3.6% of such base salary (at vesting) up to a maximum increase equal to 22.5% of such base salary (as in 2003/04 and 2004/05) for every 0.5% by which the ROCE exceeds the specified amount. In no event, however, can any such increase result in the applicable maximum award amount stated in the preceding paragraph being exceeded.

56	Signet Group plc Annual Report & Accounts year ended 28 January 2006

The table on page 55 shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement.

When the performance conditions have been satisfied 50% of the amount which vests will be payable in cash and the other 50% will consist of the grant of an option to acquire shares in the Company, the number of shares being determined by using the middle market price on the day preceding the grant of the award. For the 2003/04, 2004/05 and 2005/06 awards, that share price was 83.50p, 112.50p and 112.60p respectively. Due to the deferred equity nature of the share linked element of the award, the exercise price of the total option grant is a nominal amount of £1 or $1, as appropriate. The participants can normally exercise their option at any time after vesting, until the tenth anniversary of the grant of the award.

In 2006/07 awards under the LTIP 2005 have been made to the Group Chief Executive, the Group Finance Director and the Chief Executives of the UK and US divisions on the following basis:

•

if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, i.e. 10%, at which point 37.5% of the maximum award will vest. Beyond the inflection point the award continues to vest on a straight line basis up to the maximum level of award at 15% profit growth at which point 100% of the award will vest. This maximum is equal to a specified percentage of base salary at the time at which the award vests. The maximum award for the Group Chief Executive is equal to 158% of base salary at vesting and for the Group Finance Director 77.0% of base salary at vesting and the Chief Executive of the UK division 68.0% of base salary at vesting and for the Chief Executive of the US division 100% of base salary at vesting; and

•

if the minimum level of Profit Growth in operating profit is achieved but the maximum LTIP award has not been earned, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned may be increased by reference to the achievement of ROCE above a target set by the Remuneration Committee at the beginning of each performance period. For each 0.5% by which ROCE has exceeded the level specified in the award, the amount of the award would increase by an amount equal to a percentage of base salary (at vesting) up to a maximum of 50% of the LTIP award. In the case of the Group Chief Executive, the maximum percentage of base salary that may be earned for each 0.5% has been increased to 11.3% which is in proportion to the increase in his target LTIP award from 70% to 158% of base salary. Similarly in the case of the Group Finance Director, for each 0.5% by which the ROCE exceeds the specified level the amount of the award would increase by an amount equal to 4.6% of such base salary up to a maximum increase equal to 38.5% of such base salary and in the case of the Chief Executive of the UK division 2.7% of such base salary up to a maximum increase equal to 34.0% of such base salary and for the Chief Executive of the US division 8.0% of such base salary up to a maximum equal to 50% of such base salary. In no event can any such increases result in the maximum LTIP award being exceeded.

The share price for the awards was fixed following the announcement of the preliminary results. The performance criteria of the awards to the Chief Executives of the UK and US divisions are related to each of the respective divisions.

The Remuneration Committee has the flexibility to alter the performance conditions in future years but will not make any material changes without discussing them with major shareholders.

(d) Employee trusts
The share option plans may be operated in conjunction with one or more employee share ownership trusts (the Signet Group plc Employee Share Trust (“ESOT”) or the Signet Group plc 2004 Employee Share Trust (“2004 ESOT”)) which may acquire shares in the Company for the purposes of satisfying the exercise of options. Application has been made for The Signet Group Qualifying Employee Share Trust (“QUEST”) to be removed from the register of companies as it no longer fulfils the purpose for which it was originally set up.

Both the LTIP and the LTIP 2005 (the “LTIPs”) operate in conjunction with the ESOT and the 2004 ESOT which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

The trustees of the QUEST, ESOT and 2004 ESOT have waived their rights to any dividends declared on shares held in the trusts.

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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	57

Directors’ remuneration report (continued)

The number of shares which may be issued or issuable pursuant to the LTIPs (including to the ESOT and the 2004 ESOT), when aggregated with any shares issued or issuable by the Company in the preceding ten years under any employees’ share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. The number of shares which may be issued or issuable pursuant to the LTIPs (including to the ESOT and the 2004 ESOT), when aggregated with all shares issued or issuable by the Company in the preceding ten years under any other employees’ share scheme, is limited to 10% of the Company’s issued share capital from time to time.

No more than 5% of the issued share capital of the Company may be held by the trustee of the ESOT or the 2004 ESOT without prior approval of shareholders.

(f) Shareholding guidelines
When the 2003 Plans were introduced, shareholding guidelines were set for executive directors and senior executives of the Group. The Group Chief Executive is expected to build a holding of shares equal to at least twice salary and the Group Finance Director to at least one times salary. Until these levels have been achieved, half of any post tax option gains under the 2003 Plans should be held in Signet shares. Since December 2004 future non-executive directors will be required to build a minimum holding of 10,000 shares within two years of appointment and maintain that holding whilst they remain a director of the Company. Similarly the existing non-executive directors have agreed to adhere to the same shareholding guidelines within the two year period for compliance running from December 2004 which they have all now done.

(g) Service contracts
The Group Chief Executive has a rolling service contract (dated 20 December 2000 and amended and restated in January 2006) with a US subsidiary with certain covenants given by Signet Group plc, which can be terminated on one year’s notice in writing by either party. The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year’s notice in writing by either party or terminates on his 60th birthday. The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan referred to on page 52 in respect of the proportion of the fiscal year prior to the effective date of termination, and (iv) a sum equal to a variable percentage (currently 72.4%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period. If the Company reduces or eliminates the Directors’ and Officers’ liability insurance, although the Board has no intention of doing so, such that the Group Chief Executive does not have coverage which meets at least

£100 million aggregate coverage limit and £50 million Side A aggregate dedicated coverage limits, then the Group Chief Executive may be permitted upon 90 days written notice to terminate his employment. In the event of such termination the Company will pay the Group Chief Executive his base salary and short term bonus prorated to the date of termination. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme. The amount of termination payments due to the Group Finance Director in the event of early termination by the Group in the event of certain changes of control, would equal, in summary, the aggregate of (i) his annual salary at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period. The Chief Executive of the UK division has a rolling service contract (dated 1 March 2003) with a UK subsidiary which can be terminated on one year’s notice in writing by either party or terminates on his 65th birthday. In the case of early termination, the contract provides for salary to be paid in lieu of notice, or where notice has been given, for any balance of the notice period. The Chief Executive of the US division has a rolling service contract (dated 26 April 2002 and amended and restated in August 2004 and January 2006) with a US subsidiary. The Company may terminate the contract at any time by notice in writing. In the case of termination the Company is obligated to continue to pay salary for 12 months from the date of termination. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme.

These contracts all contain confidentiality and non-competition clauses.

The Chairman has a letter of appointment (dated 20 June 2001), with no fixed term. The appointment can be terminated in writing by either party on reasonable notice and does not provide for compensation for loss of office. Upon his retirement from the Company, the Chairman will remain a member of the Signet Health Care Scheme and will fully reimburse the Company the premium paid on his behalf.

Each non-executive director has a letter of appointment from the Company which does not have a termination clause and does not provide for compensation for loss of office. The duration of any such appointment is currently subject to the terms of the Articles of Association and normally runs until such director is next required to stand for election or re-election. The Board, however, has agreed in addition, to introduce on a staggered basis a fixed three year period for each non-executive director.

The letters of appointment are dated as set out below:
Robert Blanchard	5 September 2000
Dale Hilpert	15 July 2003
Brook Land	16 October 1995
Robert Walker	21 September 2004
Russell Walls	29 May 2002
Malcolm Williamson	28 November 2005

58	Signet Group plc Annual Report & Accounts year ended 28 January 2006

(h) Company pension
The Chairman does not receive any pension provision. The amount paid in respect of life assurance for him in the period was £20,685ß (2004/05: £19,100ß).

The Group Chief Executive and the Chief Executive of the US division are members of the Sterling Jewelers Inc. 401(k) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled £1,074ß (2004/05: £1,653ß) and £148,472ß (2004/05: £134,024ß) respectively and in respect of the new Chief Executive of the US division from his appointment on 12 January 2006 totalled £50ß and £1,544ß respectively.

Pension benefits in respect of the UK based directors are set out below.

(i) Aggregate emoluments for the year to 28 January 2006

The total emoluments for directors of the Company and officers of the Group (excluding amounts due under the LTIP), as listed on pages 36 and 37, for services in all capacities was £2,270,000 (2004/05: £2,510,000). The amounts due under the LTIP for directors of the Company and officers of the Group was £532,000 (2004/05: £684,000, restated to reflect the market value at vesting). 50% of the amounts due under the LTIP are payable in cash and the other 50% consists of the grant of an option to acquire shares in the Company. Details of the directors’ emoluments are given on page 53.

Except as set out in tables (a), (b) and (c) on pages 60 to 62, or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 5 April 2006 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company.

At 29 January 2005, 28 January 2006 and 5 April 2006, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) on pages 60 to 62. As explained on page 55 the value of the awards that vest under the LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

Where the minimum performance conditions for the 2003/04 award have been exceeded, vesting will occur within 60 days of the preliminary results announcement for the year ended 28 January 2006.

The Group operates the QUEST, which is currently used in connection with the Sharesave Scheme, the ESOT and the 2004 ESOT. Robert Anderson, Walker Boyd, Terry Burman, Mark Light and James McAdam, at 29 January 2005, 28 January 2006 and 5 April 2006, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the QUEST, the ESOT and the 2004 ESOT. The QUEST held nil shares on 29 January 2005 and nil on 28 January 2006 and is in the process of being removed from the register of companies. The ESOT held 4,610,839 on 29 January 2005, 3,745,265 on 28 January 2006 and 3,731,976 on 5 April 2006. The 2004 ESOT held nil shares on 29 January 2005, nil shares on 28 January 2006 and nil shares on 5 April 2006. No director had been granted any specific interest in such shares.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

Pension benefits for the UK based executive directorsß

	Robert Anderson Chief Executive UK division		Walker Boyd Group Finance Director

	2005/06	2004/05	2005/06	2004/05

Change in accrued benefits during the year (gross of inflation)	7,995	2,245	5,039	4,564
Change in accrued benefits during the year (net of inflation)	7,752	2,037	3,866	3,371
Accrued benefits at the end of the year	17,005	9,010	48,491	43,452
Transfer value of change in accrued pension (net of inflation)	90,804	7,997	58,987	44,369
Transfer value of accrued benefits at the beginning of the year	58,367	38,707	510,434	408,530
Transfer value of accrued benefits at the end of the year	201,054	58,367	662,639	510,434
Change in transfer value of accrued benefits(1)	141,837	14,585	152,205	101,904
Group payments to the FURBS	37,500	35,200	48,333	45,033
Life assurance contributions	737	858	1,100	2,582

(1)	Calculated in accordance with the Actuarial Guidance Note GN 11.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	59

Directors’ remuneration report (continued)

4. Directors’ interests in sharesß
(a) Directors’ interest in share optionsß

		Number of shares under option

Director		At 29 January 2005	Granted	Forfeited	Exercised	At 28 January 2006	Exercise price		Date from which exercisable	(1)	Expiry date	(1)

Robert Anderson(2)	(3)	232,558	–	–	–	232,558	75.25	p	2.5.04		1.5.11
	(3)	160,416	–	–	–	160,416	120.00	p	11.4.05		10.4.12
	(3)	322,188	–	–	–	322,188	82.25	p	25.4.06		24.4.13
	(5)	251,685	–	–	–	251,685	111.25	p	5.4.07		4.4.14
	(6)	35,452	–	–	–	35,452	£1 in total		15.4.04		3.5.11
	(4)	10,985	–	–	–	10,985	86.25	p	1.1.08		30.6.08
	(5)	–	261,989	–	–	261,989	112.60	p	12.4.08		12.4.15
	(6)	–	23,140	–	–	23,140	£1 in total		15.4.05		25.4.12

Total		1,013,284	285,129	–	–	1,298,413	93.73p	(7)

Walker Boyd(2)	(3)	429,648	–	–	–	429,648	49.75	p	10.4.02		31.3.09
	(3)	611,842	–	–	–	611,842	57.00	p	8.5.03		7.5.10
	(3)	179,401	–	–	–	179,401	75.25	p	2.5.04		1.5.11
	(3)	225,000	–	–	–	225,000	120.00	p	11.4.05		10.4.12
	(6)	133,484	–	–	–	133,484	£1 in total		15.4.03		18.7.10
	(5)	397,435	–	–	–	397,435	97.50	p	14.7.06		13.7.13
	(5)	444,943	–	–	–	444,943	111.25	p	5.4.07		4.4.14
	(4)	10,985	–	–	–	10,985	86.25	p	1.1.08		30.6.08
	(6)	87,505	–	–	–	87,505	£1 in total		15.4.04		3.5.11
	(5)	–	466,252	–	–	466,252	112.60	p	12.4.08		12.4.15
	(6)	–	68,182	–	–	68,182	£1 in total		15.4.05		25.4.12

Total		2,520,243	534,434	–	–	3,054,677	78.06p	(7)

Terry Burman(2)
	(3)	496,289	–	–	–	496,289	$1.08		2.5.04		1.5.11
	(3)	1,242,019	–	–	–	1,242,019	$1.72		11.4.05		10.4.12
	(5)	3,807,426	–	–	–	3,807,426	$1.59		14.7.06		13.7.13
	(5)	3,129,267	–	–	–	3,129,267	$2.05		5.4.07		4.4.14
	(4)	5,850	–	–	–	5,850	$1.64		1.11.06		31.1.07
	(6)	344,829	–	–	–	344,829	$1 in total		15.4.04		3.5.11
	(5)	–	3,193,395	–	–	3,193,395	$2.12		12.4.08		12.4.15
	(6)	–	254,485	–	–	254,485	$1 in total		15.4.05		25.4.12

Total		9,025,680	3,447,880	–	–	12,473,560	$1.76	(7)

60	Signet Group plc Annual Report & Accounts year ended 28 January 2006

4. Directors’ interests in sharesß
(a) Directors’ interest in share optionsß (continued)

		Number of shares under option

Director		At 29 January 2005	Granted	Forfeited	Exercised		At 28 January 2006	Exercise price		Date from which exercisable	(1)	Expiry date	(1)

Mark Light(2)
	(3)	92,764	–	–	–		92,764	$1.08		2.5.04		1.5.11
	(3)	290,191	–	–	–		290,191	$1.72		11.4.05		10.4.12
	(3)	472,476	–	–	–		472,476	$1.31		25.4.06		24.4.13
	(5)	329,267	–	–	–		329,267	$2.05		5.4.07		4.4.14
	(4)	5,850	–	–	–		5,850	$1.64		1.11.06		31.1.07
	(5)	–	339,032	–	–		339,032	$2.12		12.4.08		12.4.15
	(6)	–	68,856	–	(68,856	)(8)	–	$1 in total		–		–

Total		1,190,548	407,888	–	(68,856)		1,529,580	$1.71	(7)

James McAdam
	(3)	869,347	–	–	(869,347	)(9)	–	49.75	p	–		–
	(4)	10,985	–	–	–		10,985	86.25	p	1.1.08		30.6.08

Total		880,332	–	–	(869,347)		10,985	86.25	p(7)

All options were granted to directors while they were directors apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively. The performance conditions for grants made under the 2003 Plans are set out on page 55. The conditions set by the Remuneration Committee for exercise of options granted under the 1993 Executive Share Option Scheme (“1993 Scheme”) were that for vesting to take place, a post inflation minimum growth in earnings per share of 10% over any consecutive three year period had to be achieved. This performance condition was chosen as the Remuneration Committee believed it to be in line with market practice. This condition has been met in respect of the options granted between October 1997 and April 2002; the performance criteria having been satisfied in each case over the first three year period following the grant of the options. The Black-Scholes option-pricing model fair value is given on page 108 for options granted in the last three years.

(1) The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed. Options that have not already vested will only vest and become exercisable on the dates detailed subject to satisfaction of the specified performance criteria.

(2) See page 55 regarding awards that will be made in 2006/07.

(3), (4), (5) and (6) The options marked (3) were granted under the 1993 Scheme, those marked (4) were granted under the terms of the Sharesave Scheme or, in the case of Terry Burman and Mark Light, the Employee Stock Savings Plan, those marked (5) were granted under the 2003 Plans, and those marked (6) were awarded under the LTIP.

(7) Weighted averages of the exercise prices per share for the options held at the year end.
(8) Exercised on 14 September 2005, when the market price was 105.75p.
(9) Exercised on 8 April 2005, when the market price was 112p.
The aggregate amount of gains made by directors on the exercise of options during the year amounted to £613,983 (2004/05: £4,051,882).

Signet Group plc Annual Report & Accounts year ended 28 January 2006	61

Directors’ remuneration report (continued)

b) Directors’ interests in LTIPsß

		Awards subject to performance conditions				Awards where the performance conditions have been satisfied(1)

Director	Date of award	Cash portion (grant value) £	(2)	Option portion (number)	(2)	Cash portion (grant value) £	(3)	Option portion (number)	(3)	Option portion (current value) £	(4)	Cash and options total (current value) £	(4)(5)	Cash and options total vested £	(6)	Expiry of award or vested option

Robert Anderson(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		53,975		25.4.12
2003/04 award(8)	30.4.03	–		–		–		–		–		–		–		–
2004/05 award(8)	5.4.04	73,750		65,556		–		–		–		142,092		–		–	(9)
2005/06 award	12.4.05	73,750		65,497		–		–		–		142,031		–		–	(9)

Awards at end of year		147,500		131,053		–		–		–		284,123		53,975

Walker Boyd(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		159,034		25.4.12
2003/04 award(8)	30.4.03	–		–		51,193		61,309		63,915		115,108		–		29.4.13
2004/05 award(8)	5.4.04	87,500		77,778		–		–		–		168,583		–		–	(9)
2005/06 award	12.4.05	87,500		77,709		–		–		–		168,511		–		–	(9)

Awards at end of year		175,000		155,487		51,193		61,309		63,915		452,202		159,034

Terry Burman(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		523,252		25.4.12
2003/04 award(8)	30.4.03	–		–		171,945		227,317		236,978		408,923		–		29.4.13
2004/05 award(8)	5.4.04	267,740		229,962		–		–		–		507,475		–		–	(9)
2005/06 award	12.4.05	267,740		222,459		–		–		–		499,654		–		–	(9)

Awards at end of year		535,480		452,421		171,945		227,317		236,978		1,416,052		523,252

Mark Light(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		141,577		25.4.12
2003/04 award(8)	30.4.03	–		–		73,093		96,632		100,739		173,832		–		29.4.13
2004/05 award(8)	5.4.04	88,983		76,428		–		–		–		168,659		–		–	(9)
2005/06 award	12.4.05	88,983		73,934		–		–		–		166,059		–		–	(9)

Awards at end of year		177,966		150,362		73,093		96,632		100,739		508,550		141,577

All grants were made to directors while they were directors, apart from Messrs. Anderson and Light who were appointed on 6 April 2005 and 12 January 2006 respectively, and the performance conditions relating to the awards are set out on page 55.

(1)

In respect of the 2003/04 awards the Group performance achieved was a three year compound annual growth in profit before tax of 8.3% per annum and a three year average ROCE of 24.8%. The US division performance achieved was a three year compound annual growth in operating profit of 13.0% and a three year average ROCE of 21.9%. This resulted in 64.2% of the award vesting for the Group Chief Executive, 58.6% for the Group Finance Director and 100% for the Chief Executive of the US division. The UK division experienced a fall in three year annual profit and therefore no award is payable to the Chief Executive of the UK division.

(2)

Assumes maximum performance conditions are satisfied and is calculated using salary at 27 February 2006 a share price at the time of grant in 2004 of 112.5p in 2005 of 112.6p and in the case of Terry Burman and Mark Light an exchange rate of $1.77.

(3)

Calculated using a salary for Messrs. Boyd and Burman at 27 February 2006 and Mark Light at 11 January 2006 prior to his appointment to the Board and a share price at the time of grant in 2003 of 83.5p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.

(4)	Calculated using a share price as at 28 January 2006 of 104.25p.
(5)

Cash portion plus option portion value at 28 January 2006. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.

(6)

Vesting took place on 12 April 2005 and the cash portion was worth £28,000, £82,500, £237,593 and £64,286 respectively for Robert Anderson, Walker Boyd, Terry Burman and Mark Light. The option interest was over 23,140 shares for Robert Anderson, 68,182 shares for Walker Boyd, 254,485 shares for Terry Burman and 68,856 shares for Mark Light and are included in the table of directors’ interests in share options on page 60. The share price on the day of vesting was 112.25p. For Terry Burman and Mark Light an exchange rate of $1.89 was used.

(7)

The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 158% of salary at vesting), Mark Light (maximum of 100% of salary at vesting), Walker Boyd (maximum of 77.0% of salary at vesting) and Robert Anderson (maximum of 68.0% of salary at vesting) on 3 April 2006.

(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

62	Signet Group plc Annual Report & Accounts year ended 28 January 2006

c) Directors’ interests in sharesß
	Number of shares

Director	At start of year	At end of year	At 5 April 2006

Robert Anderson(1)	19,000	19,000	19,000
Robert Blanchard	6,360	10,010	10,010
Walker Boyd	452,495	452,495	452,495
Terry Burman	710,601	710,601	710,601
Dale Hilpert	20,000	20,000	20,000
Brook Land	25,000	25,000	25,000
Mark Light(2)	–	–	–
James McAdam(3)	261,088	261,088	261,088
Robert Walker	–	19,308	19,308
Russell Walls	4,000	10,000	10,000
Malcolm Williamson(4)	–	28,605	28,605

(1)	Appointed as a director on 6 April 2005.
(2)	Appointed as a director on 12 January 2006.
(3)

22,000 of those shares held were, at each date, held by Mr. McAdam’s wife in trust for their grandchildren and, while Mr. McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.

(4)	Appointed as a director on 28 November 2005.

5. Share price

The middle market price of a Signet share on the London Stock Exchange was 104.25p on 28 January 2006 and 109.75p on 29 January 2005. During the 52 weeks ended 28 January 2006, the middle market prices on the London Stock Exchange ranged between a low of 93.25p and a high of 117.75p. On 5 April 2006 the middle market price was 110.5p.

Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE 350 (ex inv) comparison based on 30 trading day average values

6. Total shareholder return (“TSR”)

The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 27 January 2001 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE general retailers index comparison based on 30 trading day average values

£200

£100

£50

£0

£150

£250

27 Jan
2001

2 Feb

2002

1 Feb

2003

2004

29 Jan

2005

28 Jan

2006

Signet Group plc

FTSE 350 (ex inv)

£200

£100

£50

£0

£150

£250

27 Jan

2001

2 Feb

2002

1 Feb

2003

31 Jan

2004

29 Jan

2005

28 Jan

2006

Signet Group plc

FTSE general retailers

31 Jan

The directors’ remuneration report was approved by the Board on 5 April 2006, and signed on its behalf by:

Robert Blanchard, Chairman, Remuneration Committee

Signet Group plc Annual Report & Accounts year ended 28 January 2006	63

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report & Accounts and the Group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS defined on page 1 as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	for the Group financial statements, state whether they have been prepared in accordance with IFRS;
•

for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Duty of care

The directors owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other stakeholders or potential investors.

64	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and shareholders of Signet Group plc

We have audited the accompanying consolidated balance sheets of Signet Group plc and subsidiaries as at 28 January 2006 and 29 January 2005, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense for each of the 52 week periods ended 28 January 2006 and 29 January 2005, presented on pages 66 to 111. These consolidated financial statements are the responsibility of Signet Group plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Signet Group plc and subsidiaries as at 28 January 2006 and 29 January 2005, and the results of their operations and their cash flows for each of the 52 week periods ended 28 January 2006 and 29 January 2005, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As referred to in note 30 to the consolidated financial statements, Signet Group plc changed its method of accounting for certain financial instruments with effect from 30 January 2005, upon the adoption of International Accounting Standards 32 and 39.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
5 April 2006

Signet Group plc Annual Report & Accounts year ended 28 January 2006	65

Consolidated income statement
for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006 £m		52 weeks ended 29 January 2005 £m		Notes

Sales	1,752.3		1,615.5		2
Cost of sales	(1,516.3)		(1,371.8)

Gross profit	236.0		243.7
Administrative expenses	(74.1)		(69.8)
Other operating income	46.3		38.6		4

Operating profit	208.2		212.5		2,3
Finance income	9.3		8.4		5
Finance expense	(17.1)		(17.0)		5

Profit before tax	200.4		203.9
Taxation – UK	(12.9)		(20.5)		8
– US	(56.7)		(48.6)		8

Profit for the financial period	130.8		134.8

Earnings per share – basic	7.5	p	7.8	p	10
Earnings per share – diluted	7.5	p	7.8	p	10

All of the above relate to continuing activities during the current and previous period.

66	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Consolidated balance sheet
at 28 January 2006

	28 January 2006 £m	29 January 2005 £m	Notes

Assets:
Non-current assets
Intangible assets	22.9	17.4	11
Property, plant and equipment	253.8	225.7	12
Other receivables	14.3	11.6	14
Deferred tax assets	17.4	15.9	19

	308.4	270.6

Current assets
Inventories	679.7	577.9	13
Trade and other receivables	430.4	359.4	14
Cash and cash equivalents	52.5	102.4	15

	1,162.6	1,039.7

Total assets	1,471.0	1,310.3

Liabilities:
Current liabilities
Short-term borrowings	(151.1)	(53.1)	18
Trade and other payables	(217.1)	(163.3)	16
Deferred income	(50.4)	(53.5)	17
Current tax	(50.2)	(43.8)

	(468.8)	(313.7)

Non-current liabilities
Bank loans	–	(132.8)	18
Trade and other payables	(36.0)	(28.2)	16
Deferred income	(65.6)	(56.2)	17
Provisions	(6.2)	(5.8)	20
Retirement benefit obligation	(15.5)	(1.9)	21

	(123.3)	(224.9)

Total liabilities	(592.1)	(538.6)

Net assets	878.9	771.7

Equity:
Capital and reserves attributable to equity shareholders
Called up share capital	8.7	8.7	22
Share premium	71.7	68.0	23
Other reserves	138.2	138.6	23
Retained earnings	660.3	556.4	23

Total equity	878.9	771.7

These accounts were approved by the Board of Directors on 5 April 2006, and were signed on its behalf by:

James McAdam Director

Walker Boyd Director

Signet Group plc Annual Report & Accounts year ended 28 January 2006	67

Consolidated cash flow statement
 for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006 £m	52 weeks ended 29 January 2005 £m

Cash flows from operating activities:
Profit before tax	200.4	203.9
Depreciation and amortisation charges	46.2	41.7
Financing costs	7.8	8.6
Increase in inventories	(72.8)	(52.3)
Increase in trade and other receivables	(51.4)	(44.5)
Increase in payables and deferred income	53.0	10.7
Other non-cash movements	4.9	4.5

Cash generated from operations:	188.1	172.6
Interest paid	(11.4)	(11.6)
Taxation paid	(64.7)	(56.5)

Net cash from operating activities	112.0	104.5

Investing activities:
Interest received	2.4	1.8
Proceeds from sale of property, plant and equipment	7.5	0.2
Purchase of property, plant and equipment	(70.4)	(70.5)
Purchase of intangible assets	(5.5)	–

Cash flows from investing activities	(66.0)	(68.5)

Financing activities:
Proceeds from issue of share capital	3.9	7.3
Purchase of own shares	(2.0)	(9.5)
Repayment of borrowings	(46.6)	(14.5)
Dividends paid	(52.7)	(43.8)

Cash flows from financing activities	(97.4)	(60.5)

Reconciliation of movement in cash and cash equivalents:
Net decrease in cash and cash equivalents	(51.4)	(24.5)
Opening cash and cash equivalents	102.4	128.0
Translation difference	1.5	(1.1)

Closing cash and cash equivalents	52.5	102.4

68	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Consolidated statement of recognised income and expense
 for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006 £m	52 weeks ended 29 January 2005 £m

Profit for the financial period	130.8	134.8
Translation differences (net of £2.6 million deferred tax charge (2005: £0.3 million))	33.1	(18.9)
Effective portion of changes in fair value of cash flow hedges net of recycling (net of £0.6 million deferred tax charge)	1.4	–
Actuarial loss arising on pension liability (net of £4.9 million deferred tax credit (2005: £1.7 million credit))	(11.4)	(3.9)

Total recognised income and expense for the period	153.9	112.0

	52 weeks ended 28 January 2006 £m	52 weeks ended 29 January 2005 £m

Effect of change in accounting policy
Effect of adoption of IAS 32 and 39, net of deferred tax, on 30 January 2005 (with 2004/05 not restated), on: Hedging reserve	(0.6)	–

Effect of change in total equity	(0.6)	–

Signet Group plc Annual Report & Accounts year ended 28 January 2006	69

Notes to the accounts

1. Principal accounting policies
The consolidated accounts of Signet Group plc and its subsidiary companies (“the Group”) are prepared in accordance with International Financial Reporting Standards (see note 30) as adopted by the European Union (“IFRS”). Any differences between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group for the accounting periods presented in these financial statements. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. These principles differ in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). Application of US GAAP would have affected shareholders’ funds and results of operations at and for the 52 weeks ended 28 January 2006 and the 52 weeks ended 29January 2005 to the extent summarised on pages 106 and 107.

Judgements made by the directors in the application of these accounting policies, that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year, are discussed in critical accounting policies in the Financial review on pages 28 and 29 and in Risk and other factors on pages 30 to 35.

(a) Basis of preparation
The Group is a speciality jewellery retailer in both the UK and the US.

The consolidated accounts have been prepared in accordance with IFRS and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated accounts have been prepared under the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, freehold and long leasehold properties.

The preparation of consolidated accounts in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The information set out in these financial statements does not constitute the Company’s statutory accounts for the 52 weeks ended 28 January 2006 or for the 52 weeks ended 29 January 2005. These statutory accounts have been reported on by the Company’s auditor; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for the 52 weeks ended 29 January 2005 have been delivered to the Register of Companies and those for the 52 weeks ended 28 January 2006 will be delivered in due course.

(b) Consolidation
The Group accounts include the accounts of the Company and its subsidiary undertakings made up for the 52 week period ended 28 January 2006 (the comparatives are for the 52 week period ended 29 January 2005). The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

In accordance with section 230 of the Companies Act 1985, the Company is exempt from the requirement to present its own Income statement.

(c) Foreign currency translation
The results of overseas subsidiary undertakings are translated at rates approximating to be the foreign exchange rate ruling at the dates of the transaction by using the weighted average rate of exchange during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets of overseas subsidiary undertakings and matched foreign currency borrowings are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before tax.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date.

70	Signet Group plc Annual Report & Accounts year ended 28 January 2006

(d) Revenue recognition
Revenue is recognised only when all significant risks and rewards of ownership of goods have been transferred to the purchaser.

Repair revenues are recognised when the service is complete and the merchandise is delivered to the customer.

Revenue from the sale of extended service agreements in the US is deferred and recognised, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. This period’s income is based on the historical claims experience of the US business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

Interest receivable from the US in-house credit programme is classified as other operating income.

When vouchers issued on a purchase give a discount against a future purchase, to the extent that these represent an incentive to enter into a future purchase, the estimated fair value of those vouchers to the customer is treated as deferred revenue and is recognised as these vouchers are redeemed over the period of redemption in proportion to the expected pattern of voucher redemption in line with historic experience and policy.

(e) Cost of sales
Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets. This includes inbound freight charges, purchasing and receiving costs, inspection and internal transfer costs.

(f) Goodwill
Purchased goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 February 1998 is capitalised.

In accordance with IFRS 3 ‘Business combinations’, goodwill is frozen at 31 January 2004, subject to exchange movements, and impairment reviews are carried out annually or more frequently when there are indications that the carrying value may not be recoverable. Any amortisation or impairment write downs identified are charged to the income statement. An impairment loss in respect of goodwill is not reversed.

(g) Intangible assets – software
Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over periods from three to five years.

(h) Property, plant and equipment
Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, that had been revalued to fair value on or prior to 31 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Depreciation is provided on freehold and long leasehold retail premises over an estimated useful life not exceeding 50 years. Long leaseholds relate to leases that have an original and unexpired lease term of greater than 25 years. Freehold land is not depreciated.

Premiums paid and incentives received in order to acquire short leasehold properties are amortised over the lease term. Provision is made for future net lease obligations in respect of onerous leases of vacant, partially vacant or sublet properties. Depreciation on other fixed assets is provided on a straight line basis at the following annual rates:

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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	71

Notes to the accounts (continued)

Where quantifiable, the discounted cost of decommissioning assets installed in leasehold premises is included in the cost of the assets and appropriate decommissioning provisions are recognised.

(i) Inventories
Inventories represent goods held for resale and are valued at the lower of cost and net realisable value. Cost is determined using average cost and includes overheads directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs. Provision is made for obsolete, slow moving or defective items.

(j) Vendor contributions
Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions which are received as general contributions and not against specific promotional events are allocated against inventories.

(k) Trade receivables
Trade and other receivables are stated at their nominal amount less impairment losses.

(l) Leases
Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term, including any construction period or other rental holiday. Other rentals paid under operating leases are charged to the income statement as incurred. Premiums paid to acquire short leasehold properties and inducements to enter into a lease are recognised over the lease term. Amounts payable in respect of turnover leases are recognised in the period to which the turnover relates.

Assets held under finance leases, which are leases where substantially all the risks and rewards of the asset have passed to the Group, are capitalised in the balance sheet and depreciated over their estimated useful lives. Future instalments under such leases, net of finance charges, are included within creditors. Rental payments are apportioned between the finance element, which is charged to the income statement, and the capital element which reduces the outstanding obligation for future instalments.

(m) Taxation
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax impact is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided on all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred tax.

No temporary differences are recognised in respect of:

(a)	deferred tax in respect of the initial recognition of goodwill;
(b)	additional tax which would arise if profits of overseas subsidiaries were distributed to the extent that they would probably not reverse in the foreseeable future; and
(c)	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination.

(n) Employee benefits
The Group has adopted the amendment to IAS 19 ‘Employee benefits’ early, allowing actuarial gains or losses to be accounted for in the consolidated statement of recognised income and expense in the period in which they arise.

The Group operates a defined contribution pension scheme in the UK and sponsors a defined contribution 401(k) retirement savings plan in the US. Contributions made by the Group to these pension arrangements are charged to the income statement as incurred.

The Group also operates a defined benefit pension scheme (“the Group Scheme”) in the UK which was closed to new members in April 2004.

72	Signet Group plc Annual Report & Accounts year ended 28 January 2006

The Group Scheme, covering two of the executive directors and all participating eligible employees in the UK, provides benefits based on members’ salaries at retirement. The Group Scheme’s assets are held by the trustees and are completely separate from those of the Group. The pension cost is assessed in accordance with the advice of independent qualified actuaries.

The full service cost of pension provisions relating to the period is charged to ‘administrative expenses’ in the income statement. The expected return on the Group Scheme’s assets is credited to ‘finance income’ and the interest element of the increase in the present value of the Group Scheme’s liabilities is charged to ‘finance expense’ in the income statement.

The difference between the market value of the assets of the Group Scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet. The difference between the expected return on assets and that actually achieved is recognised in the statement of recognised income and expense along with any differences that may arise from experience or assumption changes.

Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives are provided through the Signet Group Funded Unapproved Retirement Benefits Scheme and are charged to the income statement as incurred.

(o) Financing costs
Purchased interest rate protection agreements are amortised to financing costs over the term of the relevant agreement. All such interest rate protection agreements must be related to an asset or liability and must change the character of the interest rate by converting a variable rate to a fixed rate, or vice versa, to qualify for accrual accounting. In addition, the term and notional amount of the swap, cap or floor must not exceed the term and principal amount of the debt or asset. Amounts payable or receivable under such agreements are accrued within financing costs in the income statement and recorded as current assets or liabilities on the balance sheet.

(p) Financial instruments
The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’. As a result, the comparative information in these financial statements for the 52 weeks ended 29 January 2005 is presented on the previously existing UK GAAP basis.

In the comparative period other than the following exceptions all financial assets and financial liabilities were carried at cost (amortised as appropriate) less, in the case of financial assets, provision for any permanent diminution in value. Gains and losses on forward foreign exchange contracts treated as hedging instruments were not recognised in the income statement. On recognition of the hedged transaction the unrecognised gains and losses arising on the instrument were recognised, either in the income statement or combined into the carrying value of the associated asset or liability.

The following adjustments necessary to implement the revised policy have been made as at the beginning of the period ended 28 January 2006 with the net adjustment to net assets, after tax, taken through the current period statement of recognised income and expense. Corresponding amounts for the prior period ended 29 January 2005 have been accounted for in accordance with the requirements of the Companies Act 1985, SSAP 20 and FRS 4 (as applicable in the prior period). The main difference between the prior period and current period bases of accounting are shown and described below:

£m
Effect on the opening balance sheet at 30 January 2005:
Liabilities – Current liabilities
Commodity contract classified within trade and other payables	0.6

Equity – Capital and reserves attributable to equity shareholders
Cash flow hedging reserve	0.6

The nature of the main effects upon the opening balance sheet at 30 January 2005 and upon the current period income statement, statements of recognised income and expenses and cash flow statements are as follows:

•

In the current period, hedging instruments are accounted for separately in the balance sheet. Gains and losses are included in profit for the period when the hedged transaction occurs having first recorded the hedging instrument in equity (to the extent effective). In the previous period hedging instruments were not recognised. From 30 January 2005 the hedging instruments are brought on to the balance sheet in accordance with the current period policy. The cash flow statement is unaffected by this change in accounting policy.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	73

Notes to the accounts (continued)

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the item being hedged (see below).

Changes in the fair value of financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity through the statement of changes in equity. Any ineffective portion of the gain or loss is recognised immediately in the income statement. For cash flow hedges that result in the recognition of a non-financial asset or liability, amounts previously deferred in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. For cash flow hedges that result in the recognition of a financial asset or liability, amounts previously recognised in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

(q) Cash and cash equivalents
Cash and cash equivalents comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

(r) Share schemes
In accordance with IFRS 2 ‘Share-based payment’, a charge to income is recognised in respect of the fair values of outstanding employee share options. The fair values have been calculated using the Black-Scholes option pricing model up to 29 January 2005 and a binomial valuation model from 30 January 2005 and are charged to the income statement, from the grant date, over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

For equity-settled transactions, the charge to the income statement is credited, net of tax, to total equity.

The cost of the cash and share award elements of the Long Term Incentive Plans is charged to the income statement evenly over the period from the award date to vesting, based on the level of award that is expected to be achieved.

(s) Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(t) Share capital and share premium
There is only one class of shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded in the share premium reserve.

Incremental external costs directly attributable to the issue of new shares (other than in connection with a business combination) or the process to return capital to shareholders, are recorded in equity as a deduction, net of tax, to the share premium reserve. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

The cost of own shares purchased to satisfy the exercise of employee share options is deducted from total equity and the proceeds of their onward transfer are credited to total equity.

(u) Dividends
Dividends are only provided for in the period in which they are formally approved.

(v) IFRS not yet adopted
IFRS 7 ‘Financial instruments: disclosure’ applicable for years commencing on or after 1 January 2007, was available for early adoption but has not been adopted by the Group in these financial statements. The application of IFRS 7 in the current period would not have affected the balance sheet or income statement as the statement is only concerned with disclosure.

74	Signet Group plc Annual Report & Accounts year ended 28 January 2006

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

	2006	2005
	£m	£m

Sales by origin and destination:
UK	469.6	507.7
US	1,282.7	1,107.8

	1,752.3	1,615.5

Operating profit:
UK – Trading	49.1	76.9
– Group central costs(1)	(8.0)	(6.8)

	41.1	70.1
US	167.1	142.4

	208.2	212.5

Depreciation and amortisation:
UK	17.7	17.4
US	28.5	24.3

	46.2	41.7

Other non-cash items:
UK	2.1	2.2
US	2.8	2.3

	4.9	4.5

Additions to intangible assets and property, plant and equipment:
UK	26.8	28.8
US	49.1	41.7

	75.9	70.5

Intangible assets and property, plant and equipment:
UK	86.6	84.9
US	190.1	158.2

	276.7	243.1

Total assets(2):
UK	410.5	456.3
US	1,060.5	854.0

	1,471.0	1,310.3

Total liabilities:
UK	(81.6)	(187.7)
US	(411.9)	(267.4)
Net debt	(98.6)	(83.5)

	(592.1)	(538.6)

Net assets:
UK	328.9	268.6
US	648.6	586.6
Net debt	(98.6)	(83.5)

	878.9	771.7

(1)	Group central costs for 2006 include a net charge of £0.7 million relating to property provisions (2005: £0.4 million).
(2)	Total assets includes fixed and current assets but excludes current liabilities and debt.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	75

Notes to the accounts (continued)

3. Operating profit
	2006	2005
	£m	£m

Operating profit is stated after charging:
Staff costs (see note 7)	345.0	314.2
Depreciation – owned assets	45.0	41.5
Amortisation of intangible assets	1.2	0.2
Fees payable to KPMG Audit Plc and their associates:
Audit services(1)	0.4	0.4
Further assurance services(2)	0.5	0.3
Tax services	–	–
Other services	–	–
Advertising	88.1	78.0
UK restructuring cost	–	1.7
Operating lease rentals – plant, machinery and vehicles	2.1	2.1
– property	153.8	133.9

(1)	Audit services include the fee for the statutory audit of the Company and of its subsidiaries.
(2)	Further assurance services were for work carried out in respect of the quarterly reviews, Christmas trading review, Section 404 of the Sarbanes-Oxley Act of 2002 and the implementation of IFRS.

4. Other operating income
	2006	2005
	£m	£m

Other operating income	46.3	38.6

Other operating income comprises interest receivable from the US in-house credit programme of £45.5 million (2005: £38.6 million) and foreign exchange gains of £0.8 million (2005: £nil).

5. Financing costs
	2006	2005
	£m	£m

Interest payable on loans and overdrafts	2.0	2.1
Interest expense of US securitisation facility	7.6	7.4
Interest payable on loan notes	0.3	0.9
Facilities fees and related costs	1.5	1.2

Interest payable and similar charges	11.4	11.6
Interest income	(2.4)	(1.8)

	9.0	9.8
Defined benefit pension scheme:
Expected return on scheme assets	(6.9)	(6.6)
Interest on pension liabilities	5.7	5.4

	7.8	8.6

6. Foreign currency translation
The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:

	2006	2005

Income statement (average rate)	1.80	1.86
Balance sheet (year end rate)	1.77	1.89

The effect of translation on foreign currency borrowings less deposits in the period was to increase the Group’s net borrowings by £10.3 million (2005: £6.4 million decrease). The net effect of exchange rate movements on foreign currency net assets (excluding goodwill) and foreign currency borrowings was a gain of £33.1 million (2005: £18.9 million loss). This amount has been taken to reserves in accordance with IAS 21 ‘The Effects of changes in foreign exchange rates’.

76	Signet Group plc Annual Report & Accounts year ended 28 January 2006

7. Directors and employees

	2006	2005
	£m	£m

Directors’ emoluments	2.1	2.3
Directors’ LTIP – cash	0.2	0.3
Directors’ LTIP(1) – share options (at fair value)	0.3	0.4
Contributions to pension schemes in respect of directors	0.2	0.2

(1)

The fair value of those options has been calculated using the share price as at 28 January 2006. The amount included for 2005 has been restated to reflect the market value of the option vesting on 12 April 2005 rather than the market value as at 6 April 2005.

Details of directors’ emoluments are shown in the Board report on remuneration on page 53.

The aggregate emoluments (excluding amounts due under the LTIP) of the highest paid director, Terry Burman, as US Chief Executive and as Group Chief Executive were £772,000 (2005: £1,199,000). The amounts due to him under the LTIP were £409,000 (2005: £523,000 restated). For 2006, 50% of the amount due under the LTIP, £172,000, is payable in cash (2005: £239,000) and the other 50% consists of the grant of an option to acquire shares in the Company (market value at 28 January 2006: £237,000). Additionally, pension contributions of £150,000 (2005: £136,000) were made to money purchase schemes on his behalf. The gain made by him on the exercise of options in the Group was £nil (2005: £2,090,959).

	2006	2005
	Number	Number
	of persons	of persons

Retirement benefits are accruing to the following numbers of directors under:
Money purchase schemes	2	1
Defined benefit schemes	2	1

The average number of full-time equivalent persons employed (including directors) during the period, analysed by category and division, was–
Total Group:
Management	238	235
Administration	1,764	1,599
Distribution and sales staff	13,650	13,311

	15,652	15,145

UK:
Management	85	91
Administration	410	418
Distribution and sales staff	3,791	3,968

	4,286	4,477

US:
Management	153	144
Administration	1,354	1,181
Distribution and sales staff	9,859	9,343

	11,366	10,668

	£m	£m

The aggregate Group staff costs were as follows:
Wages and salaries	309.9	281.4
Social security costs	25.4	23.2
Pension costs	5.2	4.7
Share-based payment expense – equity-settled transactions	4.5	4.9

	345.0	314.2

Signet Group plc Annual Report & Accounts year ended 28 January 2006	77

Notes to the accounts (continued)

8. Taxation
	2006	2005
	£m	£m

Profit before tax:
UK	51.1	75.7
US	149.3	128.2

	200.4	203.9

	2006	2005
	£m	£m

Current taxation:
UK	11.5	20.1
US	60.0	27.1
Deferred taxation:
UK	1.4	0.4
US	(3.3)	21.5

	69.6	69.1

	2006	2005
	£m	£m

Sources of deferred taxation are as follows:
UK fixed assets (capital allowances)	1.3	0.4
US fixed assets	(1.0)	4.1
Stock valuation	4.8	2.5
Allowances for doubtful debts	(1.1)	(1.0)
Revenue deferral (extended service agreements)	(2.1)	13.3
Straight line lease payments	(1.1)	(1.2)
Other temporary differences	(2.7)	3.8

	(1.9)	21.9

The differences between the standard rate of corporation tax in the UK and the current and effective tax rates for the Group are explained below:

	2006	2005
	%	%

UK statutory tax rates	30.0	30.0
Expenditure permanently disallowable for tax purposes, net of permanent undercharges	1.5	1.1
Differences between UK and US (including state) standard tax rates	5.5	5.0
Over provision in respect of previous periods	(2.3)	(2.2)
UK fixed assets (capital allowances)	(0.6)	(0.2)
US fixed assets	0.5	(2.0)
Stock valuation	(2.4)	(1.2)
Allowances for doubtful debts	0.5	0.5
Revenue deferral (extended service agreements)	1.0	(6.5)
Straight line lease payments	0.5	0.6
Other temporary differences	1.4	(1.9)

Current tax rate	35.6	23.2
Deferred tax rate	(0.9)	10.7

	34.7	33.9

78	Signet Group plc Annual Report & Accounts year ended 28 January 2006

The effective tax rate for the Group is higher than the UK statutory tax rate because the significant proportion of the Group’s business is conducted in the US where the combined federal and state tax rate approaches 40%. The Group’s future effective tax rate is also dependent on changes in the geographical mix of profit and the movement in foreign exchange translation rates. It is anticipated that the effective tax rate for the Group in 2006/07 will be approximately 36%.

9. Dividends
In accordance with IAS10 ‘Events after the balance sheet date’ proposed dividends are not provided for until they are formally approved.

	2006	2005
	£m	£m

Final dividend paid of 2.625p per share (2005: 2.160p)	45.5	37.3
Interim dividend paid of 0.4125p per share (2005: 0.3750p)	7.2	6.5

	52.7	43.8

During 2005/06, a dividend of 2.625p per share was paid on 8 July 2005 in respect of the final dividend declared for the year ended 29 January 2005. Also, an interim dividend for the year ended 28 January 2006 was paid on 4 November 2005.

Subject to shareholder approval, a proposed final dividend of 2.8875p per share will be paid on 7 July 2006 to those shareholders on the register of members at close of business on 2 June 2006. The accounts for the year ended 28 January 2006 do not reflect this proposed dividend, which will be treated as an appropriation of retained earnings in the year ending 3 February 2007.

The trustees of the QUEST, ESOT and 2004 ESOT have waived their rights to any dividends declared on shares held in the trusts.

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

10. Earnings per share

	2006		2005

Earnings attributable to shareholders (£m)	130.8		134.8

Basic weighted average number of shares in issue (million)	1,736.6		1,731.6
Dilutive effect of share options (million)	3.3		3.6

Diluted weighted average number of shares (million)	1,739.9		1,735.2

Earnings per share – basic	7.5	p	7.8	p
Earnings per share – diluted	7.5	p	7.8	p

Signet Group plc Annual Report & Accounts year ended 28 January 2006	79

Notes to the accounts (continued)

11. Intangible assets

	Computer	Purchased
	software	goodwill	Total
	£m	£m	£m

Cost:
At 31 January 2004	3.3	16.8	20.1
Translation differences	–	(0.6)	(0.6)

At 29 January 2005	3.3	16.2	19.5

At 29 January 2005	3.3	16.2	19.5
Additions	5.5	–	5.5
Translation differences	0.1	1.1	1.2

At 28 January 2006	8.9	17.3	26.2

Amortisation:
At 31 January 2004	1.9	–	1.9
Charged in period	0.2	–	0.2

At 29 January 2005	2.1	–	2.1

At 29 January 2005	2.1	–	2.1
Charged in period	1.2	–	1.2

At 28 January 2006	3.3	–	3.3

Net book value:

At 28 January 2006	5.6	17.3	22.9

At 29 January 2005	1.2	16.2	17.4

The purchased goodwill above arose on the acquisition of Marks & Morgan on 31 July 2000. In accordance with IFRS goodwill is carried at cost with impairment reviews carried out annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements Signet has applied IFRS 3 ‘Business combinations’ from the transition date of 31 January 2004. Consequently, all prior purchased goodwill is frozen at £16.8m at this date, subject to exchange rate movements. An impairment review was performed at 28 January 2006, concluding that the carrying value of £17.3 million does not require an impairment adjustment.

Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation.

80	Signet Group plc Annual Report & Accounts year ended 28 January 2006

12. Property, plant and equipment

	Land and buildings			Plant, machinery and vehicles £m	Shopfronts, fixtures and fittings £m	Total £m

	Freehold £m	Long leasehold £m	Short leasehold £m

Cost:
At 31 January 2004	17.4	1.9	124.1	57.0	253.9	454.3
Additions	–	–	14.2	11.7	44.6	70.5
Disposals	–	–	(1.2)	(0.4)	(3.2)	(4.8)
Translation differences	–	–	(4.5)	(1.6)	(5.7)	(11.8)

At 29 January 2005	17.4	1.9	132.6	66.7	289.6	508.2

At 29 January 2005	17.4	1.9	132.6	66.7	289.6	508.2
Additions	–	–	1.3	3.1	66.0	70.4
Disposals	(7.0)	–	(1.3)	(11.8)	(52.3)	(72.4)
Transfers	–	–	(123.6)	(0.9)	124.5	–
Translation differences	0.1	–	6.3	3.1	13.8	23.3

At 28 January 2006	10.5	1.9	15.3	60.2	441.6	529.5

Depreciation:
At 31 January 2004	1.7	0.1	66.6	41.6	142.4	252.4
Charged in period	0.2	–	9.2	6.2	25.9	41.5
Disposals	–	–	(1.2)	(0.3)	(3.1)	(4.6)
Translation differences	–	–	(2.4)	(1.3)	(3.1)	(6.8)

At 29 January 2005	1.9	0.1	72.2	46.2	162.1	282.5

At 29 January 2005	1.9	0.1	72.2	46.2	162.1	282.5
Charged in period	0.2	–	1.1	6.4	37.3	45.0
Disposals	(0.5)	–	(1.3)	(11.7)	(51.6)	(65.1)
Transfers	–	–	(69.6)	–	69.6	–
Translation differences	–	–	3.4	2.2	7.7	13.3

At 28 January 2006	1.6	0.1	5.8	43.1	225.1	275.7

Net book value:

At 28 January 2006	8.9	1.8	9.5	17.1	216.5	253.8

At 29 January 2005	15.5	1.8	60.4	20.5	127.5	225.7

At deemed cost All property, plant and equipment are stated at cost with the exception of freehold and long leasehold properties which are stated on conversion to IFRS, based on their latest external professional valuation. An external valuation was undertaken by NAI Gooch Webster, Chartered Surveyors, at 2 February 2002. The valuation was in accordance with the Royal Institute of Chartered Surveyors’ Appraisal and Valuation Manual. A total of 14 properties were valued on an existing use basis and are stated at net realisable value, and one was valued on an open market basis and is stated on that basis.

Freehold properties in the consolidated balance sheet include £4.3 million of depreciable assets (2005: £7.4 million). The net book value of shopfronts, fixtures and fittings held under finance leases is £nil (2005: £nil).

Signet Group plc Annual Report & Accounts year ended 28 January 2006	81

Notes to the accounts (continued)

13. Inventories
Inventories constitute finished goods held for resale.

Subsidiary undertakings held £99.2 million of consignment stocks at 28 January 2006 (2005: £87.2 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the stocks to the relevant suppliers without financial or commercial penalties and the supplier can vary stock prices.

Inventory provisions

52 weeks ended	Balance at beginning of period £m	Charged to profit £m	Utilised £m	Balance at end of period £m

29 January 2005	4.5	18.4	(18.0)	4.9
28 January 2006	4.9	21.5	(21.5)	4.9

Inventory provisions have been made for obsolete, slow-moving and damaged stock on a consistent basis.

14. Trade and other receivables

Amounts falling due within one year	2006 £m	2005 £m

Trade receivables:
– US receivables programme	407.5	339.9
– Other	12.6	11.5

	420.1	351.4
Less: Provision for impairment of receivables	(26.5)	(21.6)

Trade receivables – net	393.6	329.8
Corporation tax recoverable	–	1.1
Other receivables	36.8	28.5

	430.4	359.4

Other receivables includes £2.0 million in respect of the unrealised gains arising on commodity contracts held as cash flow hedges at the period end.

Provision for impairment of receivables

52 weeks ended	Balance at beginning of period £m	Charged to profit £m	Utilised £m (1)	Balance at end of period £m

29 January 2005	19.8	37.4	(35.6)	21.6
28 January 2006	21.6	45.1	(40.2)	26.5

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

Non-current assets include £14.3 million (2005: £11.6 million) of other receivables.

82	Signet Group plc Annual Report & Accounts year ended 28 January 2006

15. Cash and cash equivalents

	2006 £m	2005 £m

Bank deposits	51.9	101.8
Cash	0.6	0.6

	52.5	102.4

16. Trade and other payables

Current	2006 £m	2005 £m

Trade payables	63.3	41.4
Social security and PAYE	3.8	2.8
Other taxes	22.3	22.1
Other creditors	8.6	4.1
Accruals	119.1	92.9

	217.1	163.3

Non-current	2006 £m	2005 £m

Other creditors	17.3	13.8
Accruals	18.7	14.4

	36.0	28.2

17. Deferred income
Deferred income represents income under extended service agreements and voucher promotions in the US.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	83

Notes to the accounts (continued)

18. Financial liabilities – Borrowings

Current	2006 £m	2005 £m

Borrowings due within one year or on demand:
Bank overdrafts	9.3	42.8
Bank loans	141.8	2.4
Loan notes	–	7.9

Short-term borrowings	151.1	53.1

The weighted average interest rate on short-term borrowings during the year was 4.3% (29 January 2005: 2.4%).

Non-current	2006 £m	2005 £m

Bank loans:
Falling due within one and two years	–	132.8

In September 2004 the Group entered into an unsecured $390 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate at a maximum margin of 0.55% above LIBOR. From commencement, the applicable margin has been 0.40% above LIBOR. At 28 January 2006 the amount outstanding under this facility was $nil.

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

In the US, in November 2001, the Company refinanced its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The certificates have a weighted average interest rate of 5.42% and interest is paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ended in March 2006, with a final expected principal payment date in November 2006. The aggregate outstanding principal amount of the certificates amounted to $251 million at 28 January 2006 (29 January 2005: $251 million).

In March 2006 the Group entered into a US Private Placement Note Term Series which will be used to replace the securitisation and for general corporate purposes, see page 25 for full details. The principal financial covenants are in line with the syndicated bank credit facility described above. Funding and completion is expected on 23 May 2006.

Analysis of net debt

	At 29 January 2005 £m	Cash flow £m	Reclassification £m	Exchange movement £m	At 28 January 2006 £m

Cash in hand	0.6	–	–	–	0.6
Short-term bank deposits	101.8	(51.4)	–	1.5	51.9

Cash and cash equivalents	102.4	(51.4)	–	1.5	52.5

Borrowings falling due within one year	(10.3)	10.3	(132.8)	(9.0)	(141.8)
Borrowings falling due after more than one year	(132.8)	–	132.8	–	–
Bank overdrafts	(42.8)	36.3	–	(2.8)	(9.3)

	(185.9)	46.6	–	(11.8)	(151.1)

Total	(83.5)	(4.8)	–	(10.3)	(98.6)

84	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Undrawn committed borrowing facilities

	2006 £m	2005 £m

Expiring after two years	220.3	206.4

19. Deferred taxation

	28 January 2006			29 January 2005

	Assets £m	(Liabilities) £m	Total £m	Assets £m	(Liabilities) £m	Total £m

UK property, plant and equipment (capital allowances)	–	(0.5)	(0.5)	0.8	–	0.8
US property, plant and equipment	–	(12.1)	(12.1)	–	(12.4)	(12.4)
Inventory valuation	–	(22.3)	(22.3)	–	(16.3)	(16.3)
Allowances for doubtful debts	9.4	–	9.4	7.7	–	7.7
Revenue deferral (extended service agreements)	20.6	–	20.6	17.3	–	17.3
Straight line lease payments	7.2	–	7.2	6.2		6.2
Retirement benefit obligations	4.6	–	4.6	0.6	–	0.6
Other temporary differences	11.2	(0.7)	10.5	12.0	–	12.0
UK property related, net	0.1	–	0.1	1.6	–	1.6
Value of UK capital losses carried forward	15.2	–	15.2	15.8	–	15.8

Total deferred tax asset/(liability)	68.3	(35.6)	32.7	62.0	(28.7)	33.3
Valuation allowance	(15.3)	–	(15.3)	(17.4)	–	(17.4)

Deferred tax asset/(liability)	53.0	(35.6)	17.4	44.6	(28.7)	15.9

UK			3.4			4.6
US			14.0			11.3

Deferred tax asset			17.4			15.9

The difference on translation in respect of deferred tax posted directly to reserves in the period ended 28 January 2006 was £0.8 million credit (2005: £0.5 million charge).

Movement in deferred tax asset:

Total £m

At 29 January 2005	15.9
Amounts recognised in equity:
– Retirement benefit obligations	4.0
– Other temporary differences	(5.2)
Credit in the period to the income statement	1.9
Difference on translation	0.8

At 28 January 2006	17.4

Signet Group plc Annual Report & Accounts year ended 28 January 2006	85

Notes to the accounts (continued)

20. Provisions – Non-current

Total £m

At 29 January 2005	5.8
Charge in the period to the income statement	0.9
Utilisation	(0.5)

At 28 January 2006	6.2

The provision is for onerous leases and includes the discounted cash flows of future net obligations in respect of vacant properties and the rental shortfall on properties which are sublet at below the current rent.

21. Employee benefit costs - Pension schemes
The Group operates one closed defined benefit pension scheme in the UK (the “Group Scheme”), which is not admitting new entrants. The assets of the closed Group Scheme, which is a funded scheme, are held in a separate trustee administered fund which is independently managed. The trustees of the closed Group Scheme during the year were Walker Boyd, John Gillum, Noel Lyons (from 25 May 2005) and The Law Debenture Pension Trust Corporation p.l.c. (independent trustee). Contributions to the closed Group Scheme were assessed as at 5 April 2003 in accordance with the advice of independent qualified actuaries using the attained age method of valuation. Where appropriate, supplementary pension and life assurance for UK directors and senior executives is provided through the Signet Group Funded Unapproved Retirement Benefits Scheme.

An actuarial valuation of the Group Scheme was carried out as at 5 April 2003. Results of that valuation have been updated to 28 January 2006 by an independent qualified actuary. The next full actuarial valuation will be carried out as at 5 April 2006.

As the Group Scheme is closed to new entrants, the current service cost (calculated under the projected unit method, as required by IAS 19), will increase as a percentage of salaries as its members approach retirement.

In June 2004, the Group introduced a defined contribution plan which replaced the closed Group Scheme for new UK employees.

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

The main assumptions used by the actuary to calculate the Group Scheme liabilities were:

	2006	2005

Rate of increase in salaries	4.3%	4.3%
Rate of increase in deferred pensions during deferment	2.8%	2.8%
Rate of increase in pensions in payment(1)	2.8%	2.8%
Discount rate	4.75%	5.3%
Inflation assumption	2.8%	2.8%
Expected return on plan assets	6.17%	6.5%
Longevity at age 65 for current pensioners:
– Male	21.3 years	16.9 years
– Female	24.2 years	19.9 years
Longevity at age 65 for future pensioners:
– Male	23.1 years	19.4 years
– Female	25.9 years	22.4 years

(1)	For the majority of members.

86	Signet Group plc Annual Report & Accounts year ended 28 January 2006

The liabilities as at 28 January 2006 include an allowance for improved life expectancy. The mortality tables used to value the Group Scheme’s liabilities as at 28 January 2006 are PA92(B=1935)mc for current pensioners and PA92(B=1965)mc for future retirees. These tables give a life expectancy as set out in the table on page 86. The effect of this has been to increase the year end liabilities for IAS19 reporting by £15 million (an 11% increase in the liabilities). Based on the advice of an independent qualified actuary, the directors consider these mortality tables to make an appropriate allowance for future projected improvements in life expectancy. If future life expectancy for all members were to decrease by one year then this would decrease the Group Scheme liabilities for IAS19 purposes by about 2.5%. This change in life expectancy assumption at the year end balance sheet date would also lead to a decrease in the following year’s pension cost pensions charge to the income statement of approximately £0.2 million.

The Group expects to contribute a minimum of £3.5 million to the Group Scheme in 2006/07 based on funding rates agreed in the 5 April 2003 actuarial valuation. This is subject to the results of the actuarial valuation to be carried out as at 5 April 2006. Following this valuation, it is currently expected that additional contributions will be agreed towards the end of 2006 to target the removal of any shortfall in the Group Scheme.

	2006 £m	2005 £m

The Group pension cost for the period comprises:
Charge to operating profit –
UK net service cost	(2.8)	(2.9)
US retirement savings plan	(2.4)	(1.8)

	(5.2)	(4.7)
Credit to financing costs –
Expected return on Group Scheme assets	6.9	6.6
Interest on Group Scheme liabilities	(5.7)	(5.4)

	(4.0)	(3.5)

The assets in the Group Scheme and the expected rates of return (net of administration expenses) were:

	Long-term rate of return expected 2006%	Value at 2006 £m	Long-term rate of return expected 2005%	Value at 2005 £m

Equities and property	7.0%	89.7	7.3%	74.8
Bonds	4.2%	31.6	4.7%	28.4
Cash	4.2%	5.0	4.5%	3.3

Total market value of assets		126.3		106.5
Present value of Group Scheme liabilities		(141.8)		(108.4)

Deficit in the Group Scheme		(15.5)		(1.9)
Related deferred tax asset		4.6		0.6

Net pension liability		(10.9)		(1.3)

There is no investment by the Group Scheme in the shares of Signet Group plc or in property occupied by, or other assets used by the Group.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	87

Notes to the accounts (continued)

Analysis of amount recognised in the consolidated statement of recognised income and expense (“SORIE”)
	2006 £m	2005 £m

Actual return less expected return on Group Scheme assets	12.2	(0.3)
Experience loss on liabilities including change in assumptions	(28.5)	(5.3)

Actuarial loss	(16.3)	(5.6)
Deferred tax	4.9	1.7

Recognised in SORIE	(11.4)	(3.9)

The movement in benefit obligation during the year was as follows:
	2006 £m	2005 £m

Benefit obligation at beginning of year	108.4	97.9
Current service cost	2.8	2.9
Benefits paid	(4.1)	(3.7)
Member contributions	0.5	0.6
Interest cost	5.7	5.4
Actuarial loss	28.5	5.3

Benefit obligation at end of year	141.8	108.4

The movement in Group Scheme assets during the year was as follows:
	2006 £m	2005 £m

Fair value of Group Scheme assets at beginning of year	106.5	99.7
Expected return on Group Scheme assets	6.9	6.6
Benefits paid	(4.1)	(3.7)
Member contributions	0.5	0.6
Employer contributions	4.3	3.6
Actuarial gain/(loss)	12.2	(0.3)

Fair value of Group Scheme assets at end of year	126.3	106.5

The actual return on Group Scheme assets was £19.1 million (2005: £6.3 million).

History of experience gains and losses
	2006	2005

Difference between expected and actual return on Group Scheme assets (£ million)	12.2	(0.3)
Percentage of Group Scheme assets	10%	0%
Experience losses on Group Scheme liabilities (£ million)	(28.5)	(5.3)
Percentage of Group Scheme liabilities	(20)%	(5)%
Total amount recognised in SORIE – gross (£ million)	(16.3)	(5.6)
Percentage of Group Scheme liabilities	(11)%	(5)%

The cumulative actuarial losses reported in the consolidated statement of recognised income and expense since the IFRS transition date are £15.3 million.

88	Signet Group plc Annual Report & Accounts year ended 28 January 2006

22. Share capital
	2006 £m	2005 £m

Authorised:
5,929,874,019 shares of 0.5p each (2005: 5,929,874,019)	29.6	29.6

	Number of shares	£m

Allotted, called up and fully paid:
Shares of 0.5p each
At 29 January 2005	1,735,615,152	8.7
Shares issued to QUEST	31,767	–
Shares issued to 2004 ESOT	516,820	–
Other share options exercised	2,679,643	–

At 28 January 2006 total allotted, called up and fully paid	1,738,843,382	8.7

The consideration received in respect of the 3.2 million shares issued during the year was £2.2 million (2005: £4.8 million).

The trustee of the QUEST, Signet Group QUEST Limited (a subsidiary of the Company), held nil shares at 29 January 2005. In the year ended 28 January 2006 the trustee subscribed in cash for 31,767 shares at 112.25p per share on 13 April 2005. This subscription price was the market price on 12 April 2005, the last business day before the dates on which the respective terms of issue were fixed. These shares were all subscribed for in order to provide shares to satisfy the exercise of options under the Group’s savings-related share option scheme for UK employees. In aggregate the subscription monies amounted to £33,738. In the year ended 28 January 2006 the trustee transferred 31,767 shares to holders of savings-related options pursuant to the exercise of such options. The trustee held nil shares at 28 January 2006 and nil shares at 5 April 2006.

In the year ended 28 January 2006 the trustee of the 2004 ESOT subscribed in cash for a total of 516,820 shares in order to provide shares to satisfy the exercise of executive share options granted to US employees. In aggregate the subscription monies amounted to £399,639 at option prices between $0.80 and $1.72. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed and varied between 97.00p and 116.50p per share.

On various dates during the year ended 28 January 2006 a total of 2,679,643 shares were subscribed for in cash by holders of options. In aggregate the subscription monies amounted to £1,736,354 at option prices between 49.75p and 90.00p per share. The subscription prices were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between 98.50p and 115.75p per share. Details of options in respect of shares are shown in note 27 on page 94.

The trustee of the ESOTs, Mourant & Co. Trustees Limited, held 4,610,839 shares at 29 January 2005. In the year ended 28 January 2006 the trustee subscribed in cash for a total of 2,000,000 shares at an average price of 99.90p per share. These shares were all purchased in the market in order to provide shares to satisfy the exercise of executive share options granted to UK employees. In the year ended 28 January 2006 the trustee transferred 2,865,574 shares to holders of such options. The trustee held 3,745,265 shares at 28 January 2006 and 3,731,976 shares at 5 April 2006.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	89

Notes to the accounts (continued)

23. Share premium and reserves
		Other reserves			Retained earnings

	Share premium account £m	Revaluation reserve £m	Special reserves £m	Purchase of own shares £m	Hedging reserve £m	Translation reserve £m	Retained earnings £m	Total £m

At 31 January 2004	60.7	3.1	142.2	–	–	(99.1)	584.7	691.6
Recognised income and expense:
– Profit for the financial period	–	–	–	–	–	–	134.8	134.8
– Translation differences	–	–	–	–	–	(18.9)	–	(18.9)
– Actuarial loss recognised	–	–	–	–	–	–	(3.9)	(3.9)
Equity-settled transactions – net of current tax	–	–	–	–	–	–	5.1	5.1
Dividends	–	–	–	–	–	–	(43.8)	(43.8)
Transfer on property disposals	–	1.2	–	–	–	–	–	1.2
Share options exercised	4.8	–	–	1.6	–	–	–	6.4
Purchase of own shares by ESOT	–	–	–	(9.5)	–	–	–	(9.5)
Shares issued to QUEST/ESOTs	2.5	–	–	–	–	–	(2.5)	–

At 29 January 2005	68.0	4.3	142.2	(7.9)	–	(118.0)	674.4	763.0
Recognised income and expense:
– Profit for the financial period	–	–	–	–	–	–	130.8	130.8
– Effective portion of changes in fair value of cash flow hedges net of recycling	–	–	–	–	1.4	–	–	1.4
– Translation differences	–	–	–	–	–	33.1	–	33.1
– Actuarial loss recognised	–	–	–	–	–	–	(11.4)	(11.4)
Equity-settled transactions – net of current tax	–	–	–	–	–	–	4.1	4.1
Dividends	–	–	–	–	–	–	(52.7)	(52.7)
Share options exercised	2.3	–	–	1.6	–	–	–	3.9
Purchase of own shares by ESOT	–	–	–	(2.0)	–	–	–	(2.0)
Shares issued to ESOTs	1.4	–	–	–	–	–	(1.4)	–

At 28 January 2006	71.7	4.3	142.2	(8.3)	1.4	(84.9)	743.8	870.2

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

At 28 January 2006, after taking into account the recommended final dividend of 2.8875p per share, the holding company had distributable reserves of £110.3 million (29 January 2005: £116.0 million). There are additional potentially distributable reserves held in subsidiary companies.

The Group’s recognised income and expense differ from the net profit for the period (as set out in the Group income statement) in respect of foreign currency translation adjustments amounting to an aggregate profit of £33.1 million for the period ended 28 January 2006 (2005: £18.9 million loss). The foreign currency translation adjustments are set out in the statement of recognised income and expense.

90	Signet Group plc Annual Report & Accounts year ended 28 January 2006

24. Commitments
Operating lease commitments – minimum lease payments
The Group occupies certain properties and holds plant, machinery and vehicles under operating leases. The property leases usually include renewal options and escalation clauses and in the US generally provide for contingent rentals based on a percentage of lease defined revenues.

The minimum payments in respect of operating leases for the 53 weeks to 3 February 2007 to which the Group was committed as at 28 January 2006 were as follows:

	Plant, machinery & vehicles £m	Leasehold premises £m	Total £m

Operating leases which expire:
Within one year	0.2	5.9	6.1
Later than one year and less than five years	1.7	39.1	40.8
After five years	–	100.8	100.8

At 28 January 2006	1.9	145.8	147.7

At 29 January 2005	2.0	125.9	127.9

The future minimum payments for operating leases having initial or non–cancellable terms in excess of one year are as follows:

£m

Period ending on or about 31 January:
2007	147.7
2008	141.8
2009	135.9
2010	126.7
2011	115.1
Thereafter	632.5

1,299.7

Capital and other financial commitments
 Capital commitments at 28 January 2006 for which no provision has been made in these consolidated accounts were as follows:

	2006 £m	2005 £m

Contracted	11.2	16.1

Signet Group plc Annual Report & Accounts year ended 28 January 2006	91

Notes to the accounts (continued)

25. Contingent liabilities
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

The Group has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligations in respect of these leases, the Group may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the income statement as it arises, has not been material.

The Group’s US operation gives its customers the option of purchasing a lifetime service plan on most of the products sold. Such service plans cover the costs of repair, subject to certain terms and conditions.

26. Financial instruments
The Group may enter into various interest rate protection agreements, particularly interest rate caps and floors, in order to limit the impact of movements in interest rates on its borrowings. It is the policy of the Group to enter into interest rate protection agreements on at least 75% of its forecast US dollar borrowings. The Group does not hold or issue derivative financial instruments for the purpose of trading those instruments. Details of borrowings are shown in note 18 on page 84.

The weighted average interest rate of the fixed rate financial liabilities is 5.4%. The weighted average period for which interest rates on the fixed rate financial liabilities are fixed is nine months. There are no interest-free financial liabilities.

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

The Group also enters into forward purchase contracts for commodities in order to ensure that values of assets should not be unnecessarily exposed to significant movements in the price of underlying precious metal raw material.

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

Forward purchases of foreign currencies and commodities
The fair value of outstanding forward purchases of foreign currencies was estimated to be an asset of £0.5 million at 28 January 2006 (29 January 2005: £0.8 million liability). The net carrying amount of these forward purchases at 28 January 2006 was £0.5 million (29 January 2005: £nil). The fair value of outstanding forward purchases of commodities was estimated to be an asset of £1.5 million on 28 January 2006 (29 January 2005: £nil). The net carrying amount of these forward purchases at 28 January 2006 was £1.5 million (29 January 2005: £nil). Fair values are calculated with reference to the contracted commodity prices or foreign currency exchange rates and those prevailing at the balance sheet date.

92	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Cash and cash equivalents and trade accounts payable
The carrying amount is considered to approximate to fair value because of the short maturity of these instruments.

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

Debt
The fair value of the Group’s debt is considered to approximate to carrying value at 28 January 2006 since the rates associated with the debt at that time are consistent with the facilities agreements entered into in November 2001 and September 2004. The rates in the facilities agreements are deemed to be current market rates.

Currency profile
The Group’s net debt includes the following balances denominated in foreign currency:

	2006 £m	2005 £m

US dollars – cash	19.4	62.8
US dollars – debt	(151.1)	(180.4)

Interest rate protection agreements
In accordance with Group policy, no interest rate protection agreements were in place at 28 January 2006 because the majority of the Group’s forecast US dollar borrowings were covered by fixed rate borrowings.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	93

Notes to the accounts (continued)

27. Share options
At 28 January 2006 options in respect of 47,537,373 shares were outstanding (including 18,730,911 for directors and officers of the Group) under the Company’s executive share option schemes and sharesave schemes as follows:

Date granted	Number of shares	Exercise price

October 1997	222,221	33.75	p
October 1997	80,734	$0.55
April 1998	80,925	43.25	p
April 1998	77,616	$0.72
April 1999	1,110,252	49.75	p
April 1999	262,994	$0.80
May 2000	1,208,232	57.00	p
May 2000	335,261	$0.87
May 2001	1,133,198	75.25	p
May 2001	1,277,363	$1.08
April 2002	1,451,436	120.00	p
April 2002	4,032,469	$1.72
November 2002	347,486	67.00	p
November 2002	4,135	67.00	p
April 2003	2,108,879	82.25	p
April 2003	4,448,716	$1.30
July 2003	397,435	97.50	p
July 2003	4,059,156	$1.59
November 2003	218,940	$1.60
November 2003	834,432	90.00	p
November 2003	2,246	90.00	p
April 2004	6,417,719	$2.05
April 2004	2,376,094	111.25	p
September 2004	108,489	106.00	p
November 2004	787,850	$1.64
November 2004	1,425,229	86.25	p
November 2004	6,144	86.25	p
April 2005	2,826,416	112.6	p
April 2005	6,657,294	$2.06
October 2005	144,508	$1.73
November 2005	1,942,810	79.6	p
November 2005	1,143,370	$1.48
November 2005	7,324	79.6	p

	47,537,373

The Company’s share option schemes comprise four executive share option schemes (the “1993 Scheme”, the “2003 Approved Plan”, the “2003 International Plan’’ and the “2003 US Plan”, together the “Executive Schemes”) and three all-employee share option schemes (a savings related share option scheme for the UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”), together the “Sharesave Schemes”).

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

94	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Executive directors and some senior executives have also been granted awards under the Signet Group plc 2000 Long Term Incentive Plan and/or the Signet Group plc 2005 Long Term Incentive Plan (together the “LTIP”). The vesting of these awards and the extent of vesting depends on the achievement of specified performance conditions. On vesting, 50% of an award is to be made in cash and the other 50% by the grant of an option to acquire shares for a nominal amount. In the event of an award vesting the number of shares to be placed under option would be calculated by dividing 50% of the value of the vested award by the middle market share price on the London Stock Exchange on the dealing day prior to the grant of the award. As the final value of an award cannot be calculated until it vests, the total number of shares over which options might eventually be granted is at present not known and therefore not shown in the previous table. The LTIP operates in conjunction with an employee share ownership trust which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

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

The following table summarises the status of rights granted under the Company’s share option schemes at 28 January 2006 and 29 January 2005 and changes during the years ended on those dates. For the reason explained above the total number of shares which might be placed under option under the LTIP is not known.

	Number of shares (million)

	2006	2005

Outstanding at beginning of period (at prices from 33.75p to 120.00p)	42.6	44.7
Granted at 79.60p, 112.60p, $1.48, $1.73p and $2.12 (2005: 86.25p, 106.00p, 111.25p)	12.8	12.1
Exercised (including through QUEST, ESOT and 2004 ESOT)	(5.8)	(12.9)
Lapsed or forfeited	(2.1)	(1.3)

	47.5	42.6

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

2000 and 2005 LTIP limits
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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	95

Notes to the accounts (continued)

Outstanding options
The following table summarises certain information concerning options outstanding under the Company’s share option schemes as at 28 January 2006:

	Number of shares issuable upon exercise	Range of exercise prices per share		Weighted average exercise prices per share		Range of expiration dates

1993 Scheme	17,841,055	33.75p – 120.00	p	77.65	p	10/2007 – 4/2013
		$0.55 – $1.72		$1.40		10/2007 – 4/2013
2003 Approved Plan	854,972	106.00p – 112.60	p	111.74	p	4/2014 – 9/2014
2003 International Plan	4,853,462	97.50p – 112.60	p	110.71	p	7/2013 – 9/2014
2003 US Plan	17,278,677	$1.59 – $2.12		$1.97		7/2013 – 4/2014
Sharesave Scheme	4,549,957	50.00p – 90.00	p	82.63	p	6/2005 – 6/2008
Employee Stock Savings Plan	2,150,160	$1.10 – $1.64		$1.55		1/2004 – 1/2007
Irish Sharesave Scheme	22,878	50.00p – 90.00	p	76.21	p	6/2005 – 6/2008

Performance criteria

(i) Executive share option schemes
– UK executives
For UK executives the personal performance of participants will be assessed on each occasion that share option grants take place. Grants will be subject to a minimum required annual rate of compound growth in earnings per share above inflation of 3%.

Performance will be measured over three years from the start of the financial year in which the award is made and may then be measured from the last month of the year in which the award is made to the end of the fourth or fifth years, if not previously satisfied. For all grants beginning with those awarded in 2006/07 the performance will only be measured over the three years from the start of the financial year in which the award is made.

– US executives
For US executives there is a pre-grant test based on both personal and corporate performance. In addition, there is a post-grant exercise condition that annual compound growth in earnings per share will be more than 3% above inflation. The post-grant performance condition will be measured over three years from the start of the financial year in which the award is made and may then be measured from the last month of the year in which the award is made to the end of the fourth and fifth years, if not previously satisfied. For all grants beginning with those awarded in 2006/07 the performance will only be measured over the three years from the start of the financial year in which the award is made.

(ii) Long term incentive plans
Awards under the plans are subject to the fulfilment of minimum performance conditions set at the time of the award as to:

•

compound annual profit growth in the profit before tax of the Group using a constant exchange rate or, as in the case of the Chief Executives of the US and UK divisions, the operating profit of the relevant divisions as appropriate (“Profit Growth”); and

•	the ROCE of the Group or relevant division as appropriate.

in each case, over a fixed period of three successive financial years starting with the one in which the award was made. Nothing is payable under the award unless both minimum performance conditions are achieved. The minimum Profit Growth is set at threshold level after taking account of inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business’s targeted ROCE is achieved.

96	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Fixed share option schemes
The Company has three fixed option schemes, which are the Sharesave Schemes.

A summary of the status of the Company’s fixed share option schems at 28 January 2006 and 29 January 2005 and changes during the years ended on those dates is presented below:

	28 January 2006		29 January 2005

Fixed options	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

	million	pence	million	pence

Outstanding at beginning of period	7.1	78	7.8	67
Granted	3.1	81	2.7	88
Exercised	(2.6)	68	(2.6)	51
Lapsed	–	–	–	–
Forfeited	(0.9)	82	(0.8)	73

Outstanding at end of period	6.7	84	7.1	78

Options exercisable at end of period	0.6	76	0.4	51

The following table summarises the information about fixed share options outstanding at 28 January 2006:

Rang of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price

	million	years	pence

50p – 80p	2.3	2.3	78
81p – 90p	4.4	4.4	88

50p – 90p	6.7	3.7	84

	2006		2005

Weighted average price of fixed options granted in the period whose exercise price is less than the market price on the grant date	81	p	86	p
Weighted average assumptions:
Risk free interest rate	4.00%		4.75%
Expected life of options	2.7 years		3.0 years
Expected volatility	38%		14%
Dividend yield	2.2%		2.7%
Weighted average grant date fair value of option over one share	33	p	31	p

Signet Group plc Annual Report & Accounts year ended 28 January 2006	97

Notes to the accounts (continued)

Performance-based share option schemes
In addition to the LTIPs, the Company has four performance-based share option schemes (the Executive Schemes).

A summary of the status of the Company’s performance-based shares options at 28 January 2006 and 29 January 2005 and changes during the years ended on those dates is presented below:

	28 January 2006		29 January 2005

Performance-based options	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

	million	pence	million	pence

Outstanding at beginning of period	35.5	85	36.9	69
Granted	9.7	112	9.4	111
Exercised	(3.3)	61	(10.3)	47
Lapsed	–	–	–	–
Forfeited	(1.1)	103	(0.5)	87

Outstanding at end of period	40.8	97	35.5	85

Options exercisable at end of period	11.3	80	8.4	55

The following table summarises the information about performance-based share options outstanding at 28 January 2006:

Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price

	million	years	pence

1p to 60p	4.6	4.0	53
61p to 120p	36.2	7.8	102

1p to 120p	40.8	7.4	97

	2006		2005

Weighted average price of performance options granted in the period whose exercise price equals the average of the market price on the three days preceding the grant date	112	p	111	p
Weighted average assumptions:
Risk free interest rate	4.15%		4.75%
Expected life of options	4.3 years		4.0 years
Expected volatility	38%		14%
Dividend yield	2.3%		2.7%
Weighted average grant date fair value of option over one share	35	p	23	p

98	Signet Group plc Annual Report & Accounts year ended 28 January 2006

28. Principal subsidiary undertakings

Share capital issued and fully paid £m

Retail jewellers
Ernest Jones Limited	70.8
H.Samuel Limited	23.3
Leslie Davis Limited	14.5
Signet Trading Limited	162.1
Sterling Inc. (US)	–
Sterling Jewelers Inc. (US)	–
Sterling Jewelers LLC (US)	–

Intermediate holding companies
Signet Holdings Limited	656.5
Signet US Holdings, Inc. (US)	0.5

Property holding company
Checkbury Limited(1)	16.4

(1)	Holds only UK freehold and long leasehold retail and warehouse premises.
All these companies are wholly owned subsidiary undertakings and are included in the consolidation.

The information given in this note is only with respect to such undertakings as are described in section 231(5) of the Companies Act 1985. Unless otherwise stated, all companies are domiciled in the UK.

29. Related party transactions
The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under UK law. Certain US subsidiaries of the Company have constitutions and by-laws which provide indemnities to directors which conform to local laws and practices. In some respects these indemnities exceed what would be permitted under English law if they were UK companies. In discussion with the UK Listing Authority the Company is seeking to amend the subsidiary company constitutions and by-laws to cap any existing indemnity to the extent that it exceeds that which is permitted under English law. The individuals, receiving such an indemnity are Terry Burman, Walker Boyd, Mark Light, Robert Trabucco and George Frankovitch.

There are no other related party transactions which require disclosure in these accounts.

30. Adoption of IFRS
For financial years commencing on or after 1 January 2005 UK listed companies are required to report in accordance with IFRS as adopted by the European Union. The Group therefore now prepares its results under IFRS. Any differences between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group. These financial statements contain comparative information that has been prepared under IFRS. IFRS is subject to review and possible amendment or interpretative guidance and therefore subject to change. Revised accounting policies adopted as a result of the application of IFRS are given on page 100.

Based on current standards that the Group has adopted, a summary of the principal changes from UK GAAP to IFRS in the accounts for the year ended 28 January 2006 is set out in (a) below. The analysis in (b) and (c) shows a reconciliation of net assets and profit as reported under UK GAAP as at 29 January 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS as at the transition date of 31 January 2004.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments.

The rules for the first time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of international financial reporting standards’. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies in their transition to reporting under IFRS. For details of where Signet has taken advantage of the exemptions see notes below.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	99

Notes to the accounts (continued)

(a) Revised accounting policies adopted
(i) IFRS 2 Share-based payments
In accordance with IFRS 2, the Group has recognised a charge to income in respect of the fair value of outstanding employee share options. The fair value has been calculated using the Black-Scholes and binomial option valuation models and is charged to income from the grant date over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used. The operating profit impact in 2004/05 was a charge of £3.9 million.

(ii) IFRS 3 Business combinations
IFRS 3 requires goodwill to be stated at cost with impairment reviews carried out annually, or more frequently when there are indications that the carrying value may not be recoverable. Under the transitional arrangements the Group has applied IFRS 3 from the transition date. As a result, all prior business combination accounting was frozen at the transition date of 31 January 2004. The value of goodwill was frozen, subject to exchange rate movements, at £16.8 million, with amortisation previously reported under UK GAAP for 2004/05 of £1.0 million not charged under the IFRS presentation.

(iii) IAS 10 Events after the balance sheet date
Under IAS 10 dividends are not provided for until formally approved. As a result net assets at 29 January 2005 were increased by the amount of the final proposed dividend of £45.5 million.

(iv) IAS 12 Income taxes
The application of IAS 12 results in the separate disclosure of deferred tax assets and liabilities on the Group’s balance sheet. Opening balance sheet adjustments have been made to reclassify these assets and liabilities.

(v) IAS 17 Leases
IAS 17 requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term, including any construction period or other rental holiday. Such lease clauses are commonly found in the US and result in an acceleration of lease charges for accounting purposes from the later to the earlier years of the lease term. In addition, Standard Interpretations Committee (“SIC”) 15 requires inducements to enter into a lease to be recognised over the lease term rather than over the period to the next rent review.

For 2004/05, this resulted in an additional charge to the income statement of £3.5 million and a decrease in net assets of £17.9 million before deferred tax.

Where quantifiable, the discounted cost of decommissioning the assets installed in leasehold premises is included in the cost of the asset and appropriate decommissioning provisions are recognised. There was no impact on profit before tax for 2004/05 although net assets are reduced by £1.0 million before deferred tax.

(vi) IAS 18 Revenue recognition
IAS 18 requires that revenue is only recognised when all significant risks and rewards of ownership have been transferred to the buyer.

Provisions for returned goods are recognised in net assets with movements in these provisions recognised in the income statement. There are a number of other presentational changes that do not have an impact on the profit or net assets of the Group. Interest receivable from the US in-house credit programme is classified as other operating income.

(vii) IAS 32 and IAS 39 Financial instruments
The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’. As a result, the comparative information in the 2005/06 accounts is presented on the previously existing UK GAAP basis. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

(viii) IAS 38 Intangible assets
Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over periods from three to five years.

100	Signet Group plc Annual Report & Accounts year ended 28 January 2006

(b) Reconciliation of IFRS to UK GAAP
Cumulative effect on total equity of differences between IFRS and UK GAAP
	29 January 2005 £m	31 January 2004 £m

Total equity in accordance with UK GAAP	739.1	674.9

IFRS adjustments:
Goodwill amortisation	1.0	–
Leases	(18.9)	(15.8)
Revenue recognition	(6.0)	(6.0)
Deferred taxation	11.0	9.8
Dividend recognition	45.5	37.3

Total equity as reported in accordance with IFRS	771.7	700.2

Effect on profit before tax of differences between IFRS and UK GAAP
		52 weeks ended 29 January 2005 £m

Profit before tax in accordance with UK GAAP		210.3

IFRS adjustments:
Share-based payments		(3.9)
Goodwill amortisation		1.0
Leases		(3.5)

Profit before tax		203.9
Taxation:
Taxation in accordance with IFRS		(69.1)

Profit for the financial period as reported under IFRS		134.8

Signet Group plc Annual Report & Accounts year ended 28 January 2006	101

Notes to the accounts (continued)

(c) Effect of IFRS adoption on the balance sheet

	As at 29 January 2005				As at 31 January 2004

	Previous GAAP £m	Effect of transition to IFRS £m	Re- classification £m	IFRS £m	Previous GAAP £m	Effect of transition to IFRS £m	Re- classification £m	IFRS £m	Notes

Assets:
Non-current assets
Intangible assets	15.2	1.0	1.2	17.4	16.8	–	1.4	18.2	30(a) (ii)
Property, plant and equipment	226.8	0.1	(1.2)	225.7	202.8	0.5	(1.4)	201.9	30(a) (v)
Other receivables		–	11.6	11.6	–	–	11.6	11.6
Retirement benefit asset	–	–	–	–	1.2	–	0.5	1.7
Deferred tax assets	4.3	11.0	0.6	15.9	26.9	9.9	(0.5)	36.3	30(a) (iv)

	246.3	12.1	12.2	270.6	247.7	10.4	11.6	269.7

Current assets
Inventories	578.3	(0.4)	–	577.9	541.5	(0.4)	–	541.1	30(a) (vi)
Trade and other receivables	371.0	–	(11.6)	359.4	338.3	–	(11.6)	326.7
Cash and cash equivalents	102.4	–	–	102.4	128.0	–	–	128.0

	1,051.7	(0.4)	(11.6)	1,039.7	1,007.8	(0.4)	(11.6)	995.8

Total assets	1,298.0	11.7	0.6	1,310.3	1,255.5	10.0	–	1,265.5

Liabilities:
Current liabilities
Short-term borrowings	(53.1)	–	–	(53.1)	(59.3)	–	–	(59.3)
Trade and other payables	(167.1)	3.8	–	(163.3)	(176.0)	4.1	–	(171.9)	30(a) (vi)
Deferred income	(42.1)	(11.4)	–	(53.5)	(38.8)	(9.7)	–	(48.5)	30(a) (vi)
Dividend payable	(45.5)	45.5	–	–	(37.3)	37.3	–	–	30(a) (iii)
Current tax	(43.8)	–	–	(43.8)	(54.2)	–	–	(54.2)

	(351.6)	37.9	–	(313.7)	(365.6)	31.7	–	(333.9)

Non-current liabilities
Bank loans	(132.8)	–	–	(132.8)	(146.2)	–	–	(146.2)
Trade and other payables	(12.3)	(15.9)	–	(28.2)	(11.0)	(15.2)	–	(26.2)	30(a) (v)
Deferred income	(55.1)	(1.1)	–	(56.2)	(51.4)	(1.2)	–	(52.6)	30(a) (iv)
Provisions	(5.8)	–	–	(5.8)	(6.4)	–	–	(6.4)
Retirement benefit obligation	(1.3)	–	(0.6)	(1.9)	–	–	–	–

	(207.3)	(17.0)	(0.6)	(224.9)	(215.0)	(16.4)	–	(231.4)

Total liabilities	(558.9)	20.9	(0.6)	(538.6)	(580.6)	15.3	–	(565.3)

Net assets	739.1	32.6	–	771.7	674.9	25.3	–	700.2

Equity:
Capital and reserves attributable to equity shareholders
Called up share capital	8.7	–	–	8.7	8.6	–	–	8.6
Share premium	68.0	–	–	68.0	60.7	–	–	60.7
Other reserves	160.2	(7.9)	(13.7)	138.6	145.3	–	–	145.3
Retained earnings	502.2	40.5	13.7	556.4	460.3	25.3	–	485.6

Total equity	739.1	32.6	–	771.7	674.9	25.3	–	700.2

102	Signet Group plc Annual Report & Accounts year ended 28 January 2006

(d) Effect of IFRS adoption on the income statement for the period ended 29 January 2005

	Previous GAAP £m		Effect of transition to IFRS £m	Re- classification £m	IFRS £m		Notes

Sales	1,614.4		(0.4)	1.5	1,615.5
Cost of sales	(1,329.6)		(2.1)	(40.1)	(1,371.8)		30(a) (ii)

Gross profit	284.8		(2.5)	(38.6)	243.7
Administrative expenses	(65.9)		(3.9)	–	(69.8)		30(a) (i)
Other operating income	–		–	38.6	38.6

Operating profit	218.9		(6.4)	–	212.5
Financing costs	(8.6)		–	–	(8.6)

Profit before tax	210.3		(6.4)	–	203.9
Taxation	(69.1)		–	–	(69.1)

Profit for the financial period	141.2		(6.4)	–	134.8

Earnings per share – basic	8.2	p			7.8	p
Earnings per share – diluted	8.1	p			7.8	p

(e) Effect of IFRS adoption on the cash flow statement for the period ended 29 January 2005
Under UK GAAP, short tem deposits with a maturity of less than three months were excluded from the definition of cash in the cash flow statement. Such deposits are re-classified as cash and cash equivalents under IFRS. Bank overdrafts are excluded from cash and cash equivalents under IFRS where there is no legal right of set-off against bank deposits.

31. Summary of differences between IFRS and US generally accepted accounting principles
The Group’s consolidated accounts are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Differences which have a significant effect on the consolidated net profit and shareholders’ funds of the Group are set out below. While this is not a comprehensive summary of all differences between IFRS and US GAAP, other differences would not have a significant effect on the consolidated net profit or shareholders’ funds of the Group.

The differences have been shown as gross of tax with the related taxation shown separately.

Cost of sales
Under IFRS, selling costs have been included in cost of sales. Under US GAAP, gross profit is determined before deducting selling costs, as they are not included in cost of sales. Selling costs which have been included under IFRS for the 52 weeks ended 28 January 2006 were £416.7 million (52 weeks ended 29 January 2005: £360.3 million).

Signet Group plc Annual Report & Accounts year ended 28 January 2006	103

Notes to the accounts (continued)

Goodwill
Prior to the adoption of IFRS, the Group applied UK GAAP FRS 10 ‘Goodwill and intangible assets’ in respect of acquisitions since 1 February 1998, amortising goodwill by equal annual instalments over its estimated useful life, normally 20 years. Under IFRS goodwill is required to be carried at cost with impairment reviews carried out annually. Under the transitional rules IFRS 3 ‘Business combinations’ applies prospectively from the transition date at which date all prior business combination accounting and the value of goodwill is frozen, subject to exchange rate movements.

Under US GAAP, prior to the issue of Statement of Financial Accounting Standards (“FAS”) 142, goodwill was capitalised and amortised through the consolidated income statement over its estimated useful life (not to exceed 40 years). FAS 142, effective for the Group from 3February 2002, requires that goodwill be tested annually for impairment in lieu of amortisation.

A historical difference therefore remains between IFRS and US GAAP representing the unamortised balance of goodwill that was capitalised under US GAAP and arose on acquisitions made prior to 1 February 1998.

Consistent with IFRS, impairment reviews are carried out annually at the cash generating unit and reporting unit level using the two-step impairment test described in FAS 142 to ensure goodwill is not carried at above its recoverable level. Discounted cash flows are used in the determination of the fair value of the reporting unit.

At 28 January 2006 the Group had goodwill on its balance sheet of £17.3 million under IFRS and £305.6 million under US GAAP.

Sale and leaseback transactions
In the Group’s consolidated accounts prepared under IFRS, sale and leaseback transactions of freehold and long leasehold properties, which results in an operating lease established at fair value, are accounted for by including in profit before taxation the full gain arising in the financial year in which the transaction took place. Under US GAAP the gain arising is credited to the consolidated income statement in equal instalments over the life of the lease. Adjustments to the amortisation are reflected in periods when the leases are disposed of.

Pensions
Under IAS 19 ‘Employee benefits’ for the UK Group Scheme, a defined benefit scheme, the current service cost is charged to operating profit and the interest on Group Scheme liabilities and the expected return on Group Scheme assets are included within the interest cost in the income statement.

Movements in the Group Scheme’s funding position arising from changes in actuarial assumptions, in the expected Scheme liabilities and between the actual and expected return on the Scheme’s assets are recognised in the statement of total recognised income and expense. The Scheme surplus or deficit is carried on the Group’s consolidated balance sheet.

Under US GAAP, the pension cost for the period is determined based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost and the expected return on assets (based on market value of assets) are all included within operating profit. The cumulative amounts arising from changes in actuarial assumptions and those arising between the actual and expected return on Group Scheme assets are amortised through operating profit over the average service lives of the employees. If the Group Scheme is in surplus, consolidated net assets will include the difference between the cumulative income statement charges and cumulative cash contributions made to the Group Scheme. The Group recognises a pension liability in the financial statements when the accumulated benefit obligation exceeds the fair value of the plan assets to the extent this liabillity has not already been recognised. The Group Scheme has such a liability under US GAAP at 28 January 2006. Therefore, the difference between the accumulated benefit obligation of the Group Scheme and the fair value of assets is disclosed as an accrued benefit liability and, along with the balance sheet prepayment as defined under US GAAP, is recognised through Other Comprehensive Income in the Accumulated Other Comprehensive Income account. This Accumulated Other Comprehensive Loss is offset by an intangible asset reflecting the unrecognised prior service cost element of the prepaid pension cost, which is recognised on the balance sheet under US GAAP.

An unrecognised prior service cost arises from the 15% and 5% benefit increases granted in November 1996 and November 1999 respectively. The cost is being amortised on a straight line basis over the average remaining employee service life which was 8.76 years at 28 January 2006.

Additional disclosures required under FAS 132(R) ‘Employees’ disclosures about pensions and other post-retirement benefits – amendment of FASB statements 87, 88 and 106’ are included on pages 107 to 110.

104	Signet Group plc Annual Report & Accounts year ended 28 January 2006

As set out in note 21 on page 86, the Group has established, in the US, an unfunded, unqualified deferred compensation plan. Under US GAAP the plan is accounted for as a defined contribution plan in accordance with SFAS 87, ‘Employers’ accounting for pensions’. The accounting for the deferred compensation plan is consistent under both IFRS and US GAAP.

Stock compensation
In accordance with IFRS 2 ‘Share-based payment’, a charge to income is recognised in respect of the fair values of outstanding employee share options. The fair values have been calculated using the Black-Scholes option pricing model up to 29 January 2005 and a binomial valuation model from 30 January 2005 and are charged to the income statement from the grant date over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

Under US GAAP, the Group can account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”) ‘Accounting for stock issued to employees’ and make disclosures of amounts arising under FAS 123 ‘Accounting for stock-based compensation’ as amended by FAS 148 ‘Accounting for stock-based compensation – transition and disclosure’. Under APB 25, there are two types of stock option schemes, fixed plans or variable plans. Fixed plans have terms which fix and provide means for determining, at the date of grant, both the number of shares that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee. Variable plans have characteristics which prevent the determination of either the number of shares that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee, or both. For fixed plans, compensation cost must be recognised over the service period to the extent that, at the grant date, the fair value is greater than the exercise price. For variable plan awards, compensation expense represents the amount by which the fair value exceeds the exercise price and shall be measured with consideration to the number of awards that the employee is most likely to receive based upon the facts available for each reporting period over the vesting period. All executive share option plans receive variable plan accounting treatment under APB 25.

The Group’s share option plans are described in note 27 on page 94. The Group recognises compensation cost for US GAAP purposes in accordance with the requirements of APB 25 and makes appropriate disclosures under FAS 123.

Revaluation of properties
Under IFRS, properties may be restated on the basis of appraised values in consolidated accounts prepared in all other respects in accordance with the historical cost convention. Increases in value are credited directly to the revaluation reserve. When revalued properties are sold the gain or loss on sale is calculated based on revalued carrying amounts. Under US GAAP, properties are only revalued if a permanent impairment is deemed to have occurred. Upward revaluations are not permitted.

Depreciation of properties
Prior to the adoption of FRS 15 ‘Tangible fixed assets’ from 29 January 2000, the buildings element of certain freehold and long leasehold properties was not depreciated under UK GAAP. Subsequent to that date, such property is depreciated, consistent with the requirements of US GAAP. The net asset difference arising between IFRS and US GAAP therefore represents depreciation charges applied under US GAAP prior to the adoption of FRS 15.

Securitised customer receivables
Under IFRS securitised US customer receivables of £141.8 million (2005: £132.8 million) are included within trade debtors and bank loans, as the related financing is of a revolving nature and therefore not considered to be an outright sale of such accounts receivable.

Under US GAAP these amounts qualify for off-balance sheet treatment. This is because the receivables were first sold to a special purpose entity, Sterling Jewellers Receivables Corporation (“the Transferor”), which then sold on the receivables to a qualifying special purpose unconsolidated trust, Sterling Jewellers Receivables Master Note Trust. The trust has been legally isolated from the Group; the majority of the interests in the US receivables portfolio held by the trust were principally sold on to institutional investors in the form of fixed-rate investor certificates; and the Group does not maintain control over the receivables portfolio transferred to the trust.

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

The Group receives servicing fees of £3.1 million (2005: £2.9 million) which offset its costs of fulfilling its servicing responsibilities to the trust.

The main commercial terms of the securitisation are disclosed in summary within the Financial review and in note 18 on page 84.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	105

Notes to the accounts (continued)

Earnings per share (“EPS”)/ADS
Under IAS 33 ‘Earnings per share’ and FAS 128 ‘Earnings per share’ in the US, the computation of the weighted average number of shares and adjusted weighted average number of shares outstanding is generally consistent. The calculation of fully diluted EPS for the year ended 28 January 2006 excludes options to purchase 26,826,235 shares (2005: 16,263,700 excluded), under share options on the basis that their effect on basic EPS was anti-dilutive.

Returns provision
The Group has not historically made provisions for sales returns as the impact on profit and the impact on net assets has not been material. The Group has revised its policy on adoption of IFRS and now recognises such a provision.

For the purposes of US GAAP reporting, the impact on net assets of this change in policy has been charged as an expense in the US GAAP income statement for 2005/06. The Group does not believe the impact of the change is material individually to any financial statement period presented. As a result, GAAP differences arise on the 2005/06 reconciliation of IFRS to US GAAP profit for the financial period, and in the reconciliation of net assets at 29 January 2005, representing the net asset impact of establishing returns provisions. The charge to US GAAP profit in 2005/06 for establishing returns provisions is £4.0 million net of tax.

Asset retirement obligations
Where quantifiable, the discounted cost of decommissioning assets installed in leasehold premises is included in the cost of the asset and appropriate decommissioning provisions are recognised.

Effect on profit for the financial period of differences between IFRS and US GAAP

	52 weeks ended		52 weeks ended
	28 January 2006		29 January 2005
	£m		£m

Profit for the financial period in accordance with IFRS	130.8		134.8

Pensions	(1.8)		(0.9)
Sale and leaseback transactions	0.8		1.0
Returns provisions	(6.0)		–
Stock compensation	4.4		–
Asset retirement obligations	(1.0)		–

US GAAP adjustments before taxation	(3.6)		0.1
Taxation	5.0		2.6

US GAAP adjustments after taxation	1.4		2.7

Retained profit attributable to shareholders in accordance with US GAAP	132.2		137.5

Earnings per ADS in accordance with US GAAP – basic	76.1	p	79.4	p
Earnings per ADS in accordance with US GAAP – diluted	76.0	p	79.1	p
Weighted average number of ADSs outstanding (million) – basic	173.7		173.2
Weighted average number of ADSs outstanding (million) – diluted	174.0		173.8

106	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Effect on shareholders’ funds of differences between IFRS and US GAAP

	28 January 2006	29 January 2005
	£m	£m

Shareholders’ funds in accordance with IFRS	878.9	771.7

Goodwill in respect of acquisitions (gross)	501.0	476.8
Adjustment to goodwill	(59.7)	(56.1)
Accumulated goodwill amortisation	(153.0)	(146.0)
Sale and leaseback transactions	(7.1)	(7.9)
Pensions	14.4	28.2
Depreciation of properties	(2.5)	(2.5)
Revaluation of properties	(4.3)	(4.3)
Returns provisions	–	6.0
Other	–	0.5

US GAAP adjustments before taxation	288.8	294.7
Taxation	(2.2)	(10.4)

US GAAP adjustments after taxation	286.6	284.3

Shareholders’ funds in accordance with US GAAP	1,165.5	1,056.0

Shareholders’ funds in accordance with US GAAP at beginning of period	1,056.0	988.5
Net income in accordance with US GAAP	132.2	137.5
Issue/(purchase) of shares, net	1.9	(3.1)
(Decrease)/increase in additional paid-in capital	(0.3)	2.5
Dividends paid	(52.7)	(44.3)
Other comprehensive (expense)/income(1)	(18.1)	1.4
Translation differences	46.5	(26.5)

Shareholders’ funds in accordance with US GAAP at end of period	1,165.5	1,056.0

(1)	Other comprehensive (expense)/income relates principally to the Group’s defined benefit pension scheme.

Employee share schemes
A description of the terms of the Group’s employee share schemes is set out in note 27 on pages 94 to 98.

For the year ended 28 January 2006, in compliance with the disclosure requirements of FAS 123 ‘Accounting for stock-based compensation’ as amended by FAS 148 ‘Accounting for stock based compensation-transition and disclosure’, the fair value of options granted during the year has been computed. FAS 123 as amended by FAS 148 sets out an alternative methodology for recognising the compensation expense based on the fair value at grant date. Had the Group adopted this methodology, earnings per ADS and earnings per share under US GAAP would have decreased/increased to the pro forma amounts indicated below for the financial periods ended 28 January 2006 and 29 January 2005:

	2006	2005
	£m	£m

Net income in accordance with US GAAP:
As reported	132.2	137.5
Add: Stock-based employee compensation expense
Included in reported net income – net of tax	0.4	3.2
Deduct: Stock-based employee compensation expense determined under
Fair value based method for all awards – net of tax	(2.5)	(2.6)

	130.1	138.1

Signet Group plc Annual Report & Accounts year ended 28 January 2006	107

Notes to the accounts (continued)

	2006	2005
	pence	pence

Earnings per ADS in accordance with US GAAP:
As reported – basic	76.1	79.4
As reported – diluted	76.0	79.1
Pro forma – basic	74.9	79.8
Pro forma – diluted	74.8	79.5

These pro forma amounts may not be representative of future results as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options granted which, in determining the pro forma impact, is assumed to be amortised in the profit and loss account over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model up to 29 January 2005 and a binomial model from January 2005, using the following weighted average assumptions for the financial periods ended 28 January 2006 and 29 January 2005.

	2006		2005

Weighted average price of options granted in the period whose exercise price equals the average of the market price on the three days preceding grant date	112	p	111	p
Weighted average assumptions:
Risk free interest rate	4.15%		4.75%
Expected life of options	4.3 years		4.0 years
Expected volatility	38%		14%
Dividend yield	2.3%		2.7%
Weighted average grant date fair value of option over one share	35	p	23	p

	2006		2005

Weighted average price of options granted in the period whose exercise price is less than the market price on the grant date	81	p	86	p
Weighted average assumptions:
Risk free interest rate	4.00%		4.75%
Expected life of options	2.7 years		3.0 years
Expected volatility	38%		14%
Dividend yield	2.2%		2.7%
Weighted average grant date fair value of option over one share	33	p	31	p

Post employment benefits
The following table shows a reconciliation of the opening and closing balances of the projected benefit obligation under the Group Scheme:

	2006	2005
	£m	£m

At beginning of period	108.4	97.9
Service cost	3.6	3.1
Interest cost	5.6	5.3
Members’ contributions	0.5	0.6
Actuarial gain	28.1	5.5
Benefits paid	(4.4)	(4.0)

At end of period	141.8	108.4

108	Signet Group plc Annual Report & Accounts year ended 28 January 2006

The following tables show the change in Group Scheme assets:

	2006	2005
	£m	£m

At beginning of period	106.5	99.6
Actual return on assets	19.4	6.6
Employer contributions	4.3	3.7
Members’ contributions	0.5	0.6
Benefits paid	(4.4)	(4.0)

At end of period	126.3	106.5

	2006	2005
	£m	£m

Funded status	(15.5)	(1.9)
Unrecognised prior service cost	5.3	5.9
Unrecognised net actuarial loss	37.3	22.3

Net amount recognised	27.1	26.3

The amounts recognised in the statement of financial position consist of:

	2006	2005
	£m	£m

Prepaid pension cost	–	26.3
Accrued pension liability	(6.4)	–
Intangible asset	5.3	–
Accumulated other comprehensive income	28.2	–

Net amount recognised	27.1	26.3

The accumulated benefit obligation of the Group Scheme at 28 January 2006 was £132.7 million (2005: £102.3 million).

The components of pension expense which arise under FAS 87 ‘Employers’ accounting for pensions’ for the Group’s pension plans are estimated to be as follows:

	2006	2005
	£m	£m

Service cost	3.6	3.1
Interest cost	5.6	5.3
Expected return on Group Scheme assets	(7.2)	(6.9)
Amortisation of prior service cost	0.6	0.6
Recognised actuarial loss	0.9	0.5

Net periodic pension cost	3.5	2.6

	2006	2005
	£m	£m

Additional minimum liability included in other comprehensive income	28.2	–

Signet Group plc Annual Report & Accounts year ended 28 January 2006	109

Notes to the accounts (continued)

Assumptions used to determine benefit obligations (at the end of the year):

	2006	2005

Discount rate	4.75%	5.30%
Long term rate of return on assets	6.5%	6.8%
Salary increases	4.3%	4.3%

Assumptions used to determine net periodic pension costs (at the start of the year):

	2006	2005

Discount rate	5.30%	5.60%
Long-term rate of return on assets	6.8%	7.0%
Salary increases	4.3%	4.3%

The composition of the assets in the Group Scheme was as follows:

	2006	2005

Equities	71%	70%
Bonds	25%	27%
Cash	4%	3%

Total	100%	100%

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

To develop the long term rate of return on assets assumption, the Trustees considered the historical returns and the future expected returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.8% per annum long term rate of return on assets assumption from 30 January 2005, and 6.5% per annum from 29 January 2006.

Projected benefit payments are as follows:

£m

2006/07	4.6
2007/08	4.8
2008/09	4.9
2009/10	5.0
2010/11	5.2
2011/12 to 2015/16	27.7

See note 21 for further information on the Group’s pension plans. For US GAAP purposes, the pension fund liability included in the Group’s consolidated balance sheet would be classified as a non-current liability.

110	Signet Group plc Annual Report & Accounts year ended 28 January 2006

New US accounting standards not yet adopted
FAS 123 (revised 2004), ‘Share-based payment’ requires that the compensation cost relating to share-based payment transactions be recognised in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The impact on the Group’s US GAAP financial statements is not expected to be material. This statement is effective for fiscal years beginning after 15 June 2005.

FAS 151 ‘Inventory costs – an amendment to ARB No. 43’ was issued in November 2004 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognised as current period charges and that the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after 15 June 2005. The Group believes that the adoption of FAS 151 will not have a significant impact on its consolidated accounts.

FAS 152 ‘Accounting for real estate time-sharing transactions’ amends FAS 66 ‘Accounting for sale of real estate’ to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. This statement is effective for fiscal years beginning after 15 June 2005. The Group believes that the adoption of FAS 152 will not have a significant effect on its consolidated accounts.

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

FAS 154 ‘Accounting changes and error corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’. This statement requires the retrospective application to prior periods’ financial statements for effects caused by changes in accounting policies or for the correction of an error in previously issued financial statements. This statement is effective for fiscal years beginning after 15 December 2005. The Group has complied with FAS 154 with the transition from UK GAAP to IFRS in 2005/06.

FAS 155 ‘Accounting for certain hybrid financial instruments – an amendment of FASB Statements No. 133 and 140’ was issued in February 2006 to amend certain aspects of FAS 133 ‘Accounting for derivative instruments and hedging activities’ and FAS 140 ‘Accounting for transfers and servicing of financial assets and extinguishments of liabilities’. This statement is effective for fiscal years beginning after 15 September 2006. The Group believes that the adoption of FAS 155 will not have a significant effect on its consolidated financial statements.

FAS 156 ‘Accounting for servicing of financial assets – an amendment of FASB Statement No. 140’ was issued in March 2006. This Statement amends FASB Statement No. 140, ‘Accounting for transfers and servicing of financial assets and extinguishments of liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after 15 September 2006. The Group believes that the adoption of FAS 156 will not have a significant effect on its consolidated financial statements.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	111

Shareholder information

History
Signet Group plc, an English public limited company, has operations in the US and the UK. The Company was incorporated in England and Wales on 27 January 1950 under the name Ratners (Jewellers) Limited. The name of the Company was changed on 10 December 1981 to Ratners (Jewellers) Public Limited Company, on 9 February 1987 to Ratners Group plc and on 10 September 1993 to Signet

Group plc and is governed by the Companies Act 1985 (as amended). The Company’s Memorandum and Articles of Association, which were adopted on 13 June 2002 and amended on 10 June 2005, are available on the Group’s website and were filed with the SEC on a Form 20-F on 4 May 2006. The Company’s registered number is 477692. The Company’s registered office is 15 Golden Square, London W1F 9JG.

Significant events that have occurred in the last five years are detailed below:

30 Aug 2001

The Group entered into a $410 million unsecured multi-currency five year revolving credit facility agreement. This replaced the $250 million and the $100 million facilities that were due to expire in July 2003. The terms of this agreement were broadly similar to those of the facilities being replaced.

2 Nov 2001

The Group put in place a five year facility of $251 million secured on its US credit card receivables at a fixed rate of5.42%. The terms were similar to the previous facility of $191.5 million which amortised during the year and had a fixed rate of 7.26% (see note 18 on page 84).

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

8 Oct 2004	Announcement of change in American Depositary Share Ratio from 30:1 to 10:1 to become effective from18 October2004.

18 Oct 2004

The Group announced its intention to list its ADSs on the NYSE from 16 November 2004, under the ticker symbol SIG. It was confirmed that the ADS ratio change had become effective on 18 October and that Deutsche Bank had recently been appointed as the depositary bank for Signet’s ADSs.

1 Nov 2004	Robert Walker was appointed to the Board as a non-executive director.

6 Apr 2005	James McAdam announced his intention to retire from the Board no later than at the conclusion of the annual general meeting on 9 June 2006. Robert Anderson was appointed to the Board.

28 Nov 2005	Malcolm Williamson was appointed to the Board as a non-executive director.

12 Jan 2006	Mark Light was appointed Chief Executive of the US Division and to the Board.

30 March 2006

The Group entered into a $380 million US Private Placement Note Term Series Purchase Agreement, funding date 23 May2006, to refinance the maturing securitisation programme and for general corporate purposes (see note 18 on page 84).

5 April 2006	The Group announced the appointment of Malcolm Williamson as Chairman with effect from the annual general meeting on 9 June 2006 subject to his election as a director at that annual general meeting.

112	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Nature of trading market
The shares of the Company are traded on the London Stock Exchange (symbol: SIG) and the American Depositary Shares (“ADSs”) representing the shares are quoted on the NYSE (symbol: SIG). Prior to 16 November 2004 the ADSs were traded on the Nasdaq (symbol: SIGY). The ADSs are evidenced by ADRs issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) and the holders from time to time of the ADRs. Each ADS represents ten shares. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1.

The table below sets out, for the calendar years and quarters indicated, (i) the reported high and low middle market quotations for the shares of the Company based on the Daily Official List of the

London Stock Exchange and (ii) the reported high and low closing sales prices of the ADSs on the Nasdaq or the NYSE, as applicable, as reported by Datastream.

At 5 April 2006, 29,518 shares and 5,927,105 ADSs (representing 59,271,050 shares) were held of record in the US. These shares and ADSs were held by 31 record holders and 792 record holders, respectively and collectively represented approximately 3.4% of the total numbers of shares outstanding. Since certain of the shares and ADSs are held by brokers or other nominees, the number of record holders in the US is not representative of the number of beneficial holders or of where the beneficial holders are resident.

		London Stock Exchange pence per share				Nasdaq/NYSE US dollars per ADS

		High		Low		High		Low

Calendar 2001		95	1/2	51		13	1/2	7	1/4

Calendar 2002		132	1/4	65		19	1/4	10	1/4

Calendar 2003		114	1/2	66		19	7/8	10	3/4

Calendar 2004
First quarter		110		93	3/4	20	3/8	17	1/4
Second quarter		119	3/4	107		22	1/4	19	1/4
Third quarter		115	1/2	102	1/4	21	1/4	18	5/8
Fourth quarter		119	1/2	103	1/4	21	3/4	19	1/2

Calendar 2005
First quarter		115	3/4	106	1/4	22		20	1/2
Second quarter		114	3/4	95		21	7/8	18	1/4
Third quarter	– July	117		108		20	5/8	19	1/8
	– Aug	117	3/4	109		21	1/8	19	3/4
	– Sept	108		101		20	1/8	18	1/4
Fourth quarter	– Oct	103		93	1/4	18	1/8	16	7/8
	– Nov	103	1/4	96	3/4	18	1/8	17
	– Dec	109		101	1/4	19	1/4	17	3/4

Calendar 2006
First quarter	– Jan	106	1/2	99	3/4	20		17	7/8
	– Feb	103	3/4	100	1/4	18	1/4	17	1/2
	– Mar	110	1/4	101		19	1/4	17	5/8
	– (up to 5 April)	111	1/2	108		19	3/8	19

(1)	Following the change in the ADS ratio from thirty ordinary shares per ADS to ten ordinary shares per ADS on 18 October 2004, prior figures have been restated.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	113

Shareholder information (continued)

Dividends
Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 28 January 2006, after taking into account the subsequently recommended final dividend of 2.8875p per share, the holding company had a distributable reserves balance of £110.3 million (29 January 2005: £116.0 million).

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

As at 5 April 2006 the interests in the issued shares set out in the table on page 115 had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985 (including interests represented by the ADSs). Shareholders are obliged to notify the Company of their interests in such shares if they hold 3.0% or more beneficially or 10.0% or more in the case of certain shareholders, such as investment managers.

The Company’s major shareholders as listed in the table on page 115 do not have different voting rights per share than other holders of the Company’s shares.

The following shareholders had significant changes in their percentage ownership of the Company’s issued share capital since 1 February 2003. This is based on disclosure made in the accounts for each of the three years since 1 February 2003 and notification received by the Company.

•

AMVESCAP PLC had a non-beneficial holding of 12.0% on 26 March 2003, and fell below 10.0% on 14 August 2003. These figures include the interest of its subsidiary, INVESCO Perpetual High Income Fund, which had a non-beneficial holding of 5.8% on 26 March 2003 and fell below 3.0% on 14 August 2003.

•	The Capital Group Companies, Inc. had a beneficial holding of 14.0% on 26 March 2003, 12.2% on 24 March 2004, 12.97% on 6 April 2005 and, as stated in the table on page 115, 11.98% on 5 April 2006.
•	FMR Corp. and Fidelity International Limited had a non-beneficial holding of 3.3% on 24 March 2004, 5.98% on 6 April 2005 and fell below 3.0% on 12 January 2006.
•	Government of Singapore Investment Corporation Pte had a beneficial holding of 4.1% on 26 March 2003 and fell below 3.0% on 29 May 2003.
•

Legal & General Investment Management Limited had a beneficial holding of 3.1% on 26 March 2003, 3.1% on 24 March 2004, 3.05% on 6 April 2005 and, as stated in the table on page 115, 3.05% on 5 April 2006.

•	Harris Associates L.P. had a beneficial holding of 3.0% on 14 April 2003, 4.0% on 24 March 2004, 6.03% on 6 April 2005 and, as stated in the table on page 115, 10.02% on 5 April 2006.
•	Schroder Investment Management Limited had a non-beneficial holding of 10.16% on 3 December 2004, and fell below 10.0% on 10 March 2005.
•	Aviva plc and Morley Fund Management Limited had a beneficial holding of 3.12% on 8 November 2004, 3.12% on 6 April 2005 and fell below 3.0% on 24 May 2005.
•	Lloyds TSB Group Plc had a beneficial holding of 3.11% on 14 March 2005, 3.11% on 6 April 2005 and, as stated in the table on page 115, 3.94% on 5 April 2006.
•	Sprucegrove Investment Management Ltd had a non-beneficial holding of 3.1% on 5 December 2005 and, as stated in the table on page 115, 3.1% on 5 April 2006.

At 5 April 2006, the total amount of the Company’s voting securities owned by directors of the Company as a group was 1,556,107 all of which securities were shares.

The Company does not know of any arrangements, the operation of which, might result in a change of control of the Company.

114	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Substantial shareholdings notified to the Company at 5 April 2006

	Number of shares	Percentage of issued shares

The Capital Group Companies, Inc.(1)	208,012,849	11.96
Harris Associates L.P.	174,278,400	10.02
Lloyds TSB Group Plc	68,498,046	3.94
Sprucegrove Investment Management Ltd	53,930,237	3.10
Legal & General Investment Management Limited	53,017,838	3.05

(1)	Includes interest of Capital International Limited in 171,146,104 of such shares, notified on their behalf by the Capital Group Companies, Inc.

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

Prospective investors are advised to consult their tax advisers with respect to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including specifically the consequences under state and local tax laws. The statements regarding US and UK tax laws set out below are based on US federal and UK tax laws and UK HM Revenue & Customs practice in force on the date of this Annual Report and are subject to change after that date. This summary does not address the tax consequences to partnerships, other pass-through entities or persons who hold shares or ADSs through a partnership or other pass-through entity.

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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	115

Shareholder information (continued)

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

A non-corporate US holder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations paid prior to 1 January 2009 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradeable on an established securities market in the US, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the US that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury. The US Secretary of the Treasury has indicated that the Convention is satisfactory for this purpose. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “passive foreign investment company” for US federal income tax purposes. The Company does not believe it is a passive foreign investment company. Accordingly, dividend distributions with respect to the Company’s shares or ADSs should be treated as qualified dividend income and, subject to the US holder’s satisfaction of the requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US holder will not be entitled to the reduced rate: (a) if the US holder has not held the shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; (b) to the extent the US holder is under an obligation to make related payments on substantially similar or related property; or (c) if the US holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the US Internal Revenue Code. Any days during which a US holder has diminished its risk of loss on the shares or ADSs are not counted towards meeting the 61-day holding period required by the statute.

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

Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital

116	Signet Group plc Annual Report & Accounts year ended 28 January 2006

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

No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US will not give rise to UK stamp duty provided the instrument of transfer is not brought into the UK. A transfer of an ADS in the UK may attract stamp duty at a rate of 0.5% (rounded up to the nearest multiple of £5) of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the shares, including shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% (rounded up to the nearest multiple of £5) of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of shares from a nominee to the beneficial owner (the nominee having at all times held the shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed stamp duty of £5 will be payable.

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

Signet Group plc Annual Report & Accounts year ended 28 January 2006	117

Selected financial data

	2005/06 £m		2005/06 $m (1)	2004/05 £m

Amounts under IFRS:
Profit and loss account
Sales	1,752.3		3,101.6	1,615.5
Cost of sales(2)	(1,516.3)		(2,683.9)	(1,371.8)

Gross profit	236.0		417.7	243.7
Administrative expenses	(74.1)		(131.2)	(69.8)
Other operating income	46.3		82.0	38.6

Operating profit	208.2		368.5	212.5
Financing costs	(7.8)		(13.8)	(8.6)

Profit before tax	200.4		354.7	203.9
Taxation	(69.6)		(123.2)	(69.1)

Profit for the period	130.8		231.5	134.8

Earnings per share – basic	7.5	p	$0.13	7.8	p
Earnings per share – diluted	7.5	p	$0.13	7.8	p
Earnings per ADS – basic	75.3	p	$1.33	77.8	p
Earnings per share – diluted	75.1	p	$1.33	77.6p	p

Balance sheet data (at period end)
Working capital(3)	693.8		1,228.0	726.0
Total assets	1,471.0		2,603.7	1,310.3
Total debt	151.1		267.4	185.9
Long-term debt	–		–	132.8
Cash and cash equivalents	52.5		92.9	102.4
Shareholders’ funds	878.9		1,555.7	771.7

Store data:
Store numbers (at end of period):
US	1,221			1,156
UK	593			602
Percentage increase/(decrease) in like for like sales:
US	7%			6%
UK	(8)%			3%
Group	2%			5%
Average sales per store (£’000s)(4):
US	1,072			976
UK	813			866

Explanatory notes referred to in the above table are on page 119.

118	Signet Group plc Annual Report & Accounts year ended 28 January 2006

	2005/06 £m		2005/06 $m	(1)	2004/05 £m		2003/04 £m		2002/03 £m		2001/02 £m	(5)

Amounts under US GAAP:
Profit and loss account data
Operating income	203.8		360.7		211.5		206.6		198.7		163.3
Net income	132.2		234.0		137.5		127.4		119.5		90.9
Income per share – basic	7.6	p	$0.13		7.9	p	7.4	p	7.0	p	5.4	p
Earnings per share – diluted	7.6	p	$0.13		7.9	p	7.4	p	6.9	p	5.3	p
Income per ADS – basic	76.1	p	$1.35		79.4	p	74.1	p	69.9	p	53.8	p
Earnings per share – diluted	76.0	p	$1.35		79.1	p	73.6	p	69.2	p	53.4	p

Balance sheet data (at period end)
Total assets	1,642.5		2,907.2		1,477.0		1,417.8		1,353.8		1,417.0
Total debt	151.1		267.4		53.1		70.0		76.3		91.4
Long-term debt	–		–		–		8.3		24.2		38.7
Cash at bank and in hand	52.5		92.9		102.4		128.0		89.2		66.5
Shareholders’ funds	1,165.5		2,062.9		1,056.0		988.5		947.5		977.5

The selected consolidated financial data set out on the preceding page for 2004/05 and 2005/06 has been derived, in part, from the audited consolidated accounts for such periods included elsewhere in this Annual Report & Accounts. The selected consolidated financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 22 to 29 of this Annual Report & Accounts.

The accounts of the Group have been prepared in accordance with IFRS which differ in certain respects from US GAAP.

See pages 103 to 111 for information on the material differences between IFRS and US GAAP that affect the Group’s profit and shareholders’ funds.

Results of operations
The following table sets out certain consolidated financial data as a percentage of reported sales:

	Percentage of sales

	2005/06%	2004/05%

Sales	100.0	100.0
Cost of sales(2)	(86.5)	(84.9)

Gross profit	13.5	15.1
Administrative expenses	(4.2)	(4.3)
Other operating income	2.6	2.4

Operating profit	11.9	13.2
Net financing costs	(0.4)	(0.5)

Profit before taxation	11.5	12.7
Taxation	(4.0)	(4.4)

Profit for the period	7.5	8.3

(1)	Amounts in pounds sterling are translated into US dollars solely for the convenience of the reader, at a rate of £1.00 to $1.77, the Noon Buying Rate on 28 January 2006.
(2)	Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly in the operation and support of the retail outlets.
(3)	Working capital represents current assets (excluding amounts recoverable after more than one year) less current liabilities.
(4)	Includes only stores operated for the full financial year.
(5)	53 week year.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	119

Quarterly results (unaudited)

for the 52 week period ended 28 January 2006

	13 weeks ended 30 April 2005 £m	13 weeks ended 30 July 2005 £m	13 weeks ended 29 October 2005 £m	13 weeks ended 28 January 2006 £m	52 weeks ended 28 January 2006 £m

Sales	369.2	353.7	310.5	718.9	1,752.3

Operating profit	29.5	26.0	5.5	147.2	208.2
Net financing costs	(1.6)	(1.8)	(2.5)	(1.9)	(7.8)

Profit before taxation	27.9	24.2	3.0	145.3	200.4
Taxation	(9.6)	(8.4)	(1.0)	(50.6)	(69.6)

Profit for the financial period	18.3	15.8	2.0	94.7	130.8

for the 52 week period ended 29 January 2005

	13 weeks ended 1 May 2004 £m	13 weeks ended 31 July 2004 £m	13 weeks ended 30 October 2004 £m	13 weeks ended 29 January 2005 £m	52 weeks ended 29 January 2005 £m

Sales	351.6	332.7	293.7	637.5	1,615.5

Operating profit	27.9	26.8	9.9	147.9	212.5
Net financing costs	(2.1)	(2.6)	(2.9)	(1.0)	(8.6)

Profit before taxation	25.8	24.2	7.0	146.9	203.9
Taxation	(9.4)	(8.8)	(2.9)	(48.0)	(69.1)

Profit for the financial period	16.4	15.4	4.1	98.9	134.8

120	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS
ADS	American Depositary Share representing 10 Signet Group plc shares
APB	Accounting Principles Bulletin (US)
Annual Report	Annual Report and Accounts
c.a.g.r.	Compound annual growth rate
Company	Signet Group plc
Depositary	Deutsche Bank Trust Company Americas, depositary under the amended and restated deposit agreement for the issue of ADRs
Directors	The directors of the Company
Earnings per share (EPS)	Profit attributable to shareholders divided by the weighted average number of shares in issue
ESOT	Signet Group Employee Share Trust
FAS	Statement of Financial Accounting Standards (US)
FRS	Financial Reporting Standard (UK)
FURBS	Signet Group Funded Unapproved Retirement Benefit Scheme
GAAP (UK or US)	Generally Accepted Accounting Principles
Gearing	Net debt as a percentage of shareholders’ funds
Group	Signet Group plc and its subsidiary undertakings
Historic UK GAAP	UK GAAP as at 29 January 2005
Holding Company	Signet Group plc
IAS	International Accounting Standard
IFRS	International Financial Reporting Standard
Independent (directors)	Considered to be independent under the Combined Code
LIBOR	London Inter-Bank Offered Rate
LTIP	Long Term Incentive Plan
NASD	National Association of Securities Dealers
Nasdaq	National Association of Securities Dealers Automated Quotations
NYSE	New York Stock Exchange
Pounds, £, pound sterling, pence or p	Units of UK currency
QUEST	Signet Group Qualifying Employee Share Trust
Return on capital employed (ROCE)	Operating profit divided by monthly average capital employed
SEC	Securities and Exchange Commission
Shares	Ordinary shares of 0.5 pence each in Signet Group plc
SIC	Standard Interpretation Committee
Signet	Signet Group plc and its subsidiary undertakings
SORIE	Statement of Recognised Income and Expense
SSAP	Statement of Standard Accounting Practice (UK)
UK or United Kingdom	United Kingdom, Channel Islands, Isle of Man and the Republic of Ireland
US or United States	United States of America
US dollar, $ or cents	Units of US currency

Signet Group plc Annual Report & Accounts year ended 28 January 2006	121

Glossary of terms

Terms used in Annual Report & Accounts	US equivalent or brief description
Accounts	Financial statements
Allotted	Issued
Bank loans/loan notes	Long-term debt
Called up share capital	Shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash and cash equivalents
Creditors	Payables
Debtors	Receivables
Finance expense	Interest expense
Finance income	Interest income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Like for like sales	Same store sales at constant exchange rates
Profit	Income
Profit and loss account	Income statements
Profit and loss account reserve	Retained earnings
Profit attributable to shareholders	Net income
Property, plant and equipment	Property and equipment
Share capital	Capital stock or common stock
Share option	Stock option
Shareholders’ funds	Shareholders’ equity/net assets
Share premium account	Additional paid-up capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Stocks	Inventories
Tangible fixed assets	Property and equipment
Value Added Tax (VAT)	UK sales tax

122	Signet Group plc Annual Report & Accounts year ended 28 January 2006

Shareholder contacts

UK shareholders
Enquiries concerning the following matters should be addressed to:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
website: www.capitaregistrars.com

•	Dividend payments;
•	Dividend mandate instructions;
•	Dividend reinvestment plan;
•	Loss of share certificates;
•	Notification of change of address or name;
•	Transfer of shares to another person; and
•	Amalgamation of shareholdings: if you receive more than one copy of the full Annual Report & Accounts, you may wish to amalgamate your accounts on the share register.

ADS information
The ADS programme is administered on behalf of the Company by Deutsche Bank Trust Company Americas. Any enquiries, including those to do with change of address or dividend payments, should be addressed to:

Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey
NJ 07660
USA
Telephone toll-free from US: +1 866 249 2593
website: www.adr.db.com

The Company is subject to the regulations of the SEC as they apply to foreign private issuers and files with the SEC its Annual Report on Form 20-F and other information as required.

Registered office
15 Golden Square
London W1F 9JG
Telephone: 0870 909 0301

Group Company Secretary
Mark Jenkins
Telephone: 0870 909 0301
e-mail: mark.jenkins@signet.co.uk

Investor Relations Director
Timothy Jackson
Telephone: 0870 909 0301
e-mail: tim.jackson@signet.co.uk

Corporate website
Further information about the Group including the Annual and interim reports, public announcements and share price data are available in electronic format from the Group’s corporate website at www.signetgroupplc.com.

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

Documents on display
Documents referred to in this Annual Report are available for inspection at the registered office of the Company.

Signet Group plc Annual Report & Accounts year ended 28 January 2006	123

Index

Page
Accounting policies	70-74
Addresses for correspondence	123
Advisers	37
Annual general meeting	39
Audit Committee
– constitution	41
– members of	36
Auditor’s report to the members of Signet Group plc	65
Balance sheet – consolidated	67
Board of directors
– changes in constitution	40
– names and biographical details	36
Cash flow and funding	24
Cash flow statement – consolidated	68
Chairman’s statement	2
Charitable and community support	48
Commitments
– capital	91
– operating leases	91
Competition	7, 16, 32
Contingent liabilities	92
Corporate governance statement	40-44
Deferred taxation	85
Definitions	121
Description of property	21
Directors
– incentive plans	51
– interests in shares	63
– other information	36-37
– pensions	51, 59
– remuneration	52
– remuneration policy	50
– share option plans	51, 60
Directors’ statements of responsibility in relation to the accounts	64
Dividends	79
Earnings per share	79
Employees
– costs	77
– numbers	77
Exchange controls	34
Exchange rates	35, 76
Financing costs	76
Financial instruments	92
Financial liabilities	84
Financial review	22
Financial summary	6
Glossary of terms	122
Group Chief Executive’s review	3

Page
IFRS – adoption	99
Income statement – consolidated	66
Information systems	15-20
Inventories	82
Legal proceedings	92
Marketing and advertising	14, 19
Net debt	84
Nomination Committee
– constitution	42
– members of	36
Non-current assets
– intangible	80
– property, plant and equipment	81
Non-executive directors	36
Notes to the accounts	70-111
Officers	37
Operating review
– US	7
– UK	16
Pension schemes	51, 86
Provisions – non-current	86
Quarterly results	120
Regulation	15, 20
Related party transactions	99
Remuneration Committee
– constitution	50
– members of	36
Report of the directors	38
Reserves	90
Risk and other factors	30-35
ROCE	24
Segment information	75
Selected financial data	118
Share capital	89
Shareholder
– contacts	123
– information	118
Share options	94
Share premium account	90
Share price	113
Social, ethical & environmental matters	45-49
Statement of recognised income and expense	69
Subsidiary undertakings	99
Substantial shareholdings	114
Taxation	78
Trade and other payables	83
Trade and other receivables	82
Treasury policies	34, 76
US accounting principles
– summary of differences between IFRS and US GAAP	103-111

124	Signet Group plc Annual Report & Accounts year ended 28 January 2006

“Printed on Revive Special Silk which comprises 30% de-inked post-consumer waste, 10% mill broke and 60% virgin fibre from sustainable, well-managed forests. All pulps used are Elemental Chlorine Free (ECF).”

Designed and produced by corporateprm
Printed by royle corporate print

www.signetgroupplc.com

Item 19     Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Signet Group plc, adopted on June 13, 2002 and amended on June 10, 2005.

4.1*

$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of July 27, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.2*

Deed of Guarantee, dated as of August 12, 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.3*

Letter of NIB Capital Bank to Signet Group plc, dated as of November 24, 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.4*

Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004 (File No. 033-22663)).

4.5*

Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.6*

Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.7*

Signet Group plc 2000 Long-Term Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on July 24, 2000 (File No. 333-12304)).

* Incorporated by reference.

Exhibit Number	Description of Exhibit

4.8*

Signet Group plc Employee Stock Savings Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 19, 1998 (File No. 333-09634)).

4.9*

Signet Group plc 1993 Executive Share Option Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 22, 1998 (File No. 333-08964)).

4.10*

$390 million Multicurrency Revolving Facilities Agreement, dated as of September 28, 2004, among Signet Group plc, Barclays Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, N.A. (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.11*

Employment Agreement between Signet Trading Limited and Robert Anderson, dated March 1, 2003 (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.12	Note Purchase Agreement dated as of March 30, 2006, among Signet Group plc and the several Purchasers who are party thereto.

4.13	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Terry Burman.

4.14	Amended and Restated Employment Agreement, dated as of August 6, 2004, between Sterling Jewelers Inc. and Mark S. Light.

4.15	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Mark S. Light.

4.16	Signet Group plc 2005 Long-Term Incentive Plan

8.1*

List of Significant Subsidiaries of Signet Group plc (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004) (File No. 033-22663)).

12.1	Section 302 Certification of Walker Boyd

12.2	Section 302 Certification of Terry Burman

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG Audit plc

* Incorporated by reference.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIGNET GROUP PLC

	By:	/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

Date: May 4, 2006

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Signet Group plc, adopted on June 13, 2002 and amended on June 10, 2005.

4.1*

$60 million Senior Unsecured Loan Notes Agency Agreement, dated as of July 27, 1998, between Signet Group plc; H.Samuel Limited; Ratners US Holdings, Inc.; Sterling Inc.; Sterling Jewelers Inc.; James Walker, Goldsmith and Silversmith, Limited; Checkbury Limited; Sterling Jewelers LLC; and De Nationale Investeringsbank N.V. (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.2*

Deed of Guarantee, dated as of August 12, 1999, with respect to Signet Group plc U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.3*

Letter of NIB Capital Bank to Signet Group plc, dated as of November 24, 2000, with respect to U.S. $60,000,000 Senior Unsecured Loan Notes due 2005 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.4*

Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004 (File No. 033-22663)).

4.5*

Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.6*

Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.7*

Signet Group plc 2000 Long-Term Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on July 24, 2000 (File No. 333-12304)).

* Incorporated by reference.

Exhibit Number	Description of Exhibit

4.8*

Signet Group plc Employee Stock Savings Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 19, 1998 (File No. 333-09634)).

4.9*

Signet Group plc 1993 Executive Share Option Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 22, 1998 (File No. 333-08964)).

4.10*

$390 million Multicurrency Revolving Facilities Agreement, dated as of September 28, 2004, among Signet Group plc, Barclays Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, N.A. (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.11*

Employment Agreement between Signet Trading Limited and Robert Anderson, dated March 1, 2003 (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.12	Note Purchase Agreement dated as of March 30, 2006, among Signet Group plc and the several Purchasers who are party thereto.

4.13	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Terry Burman.

4.14	Amended and Restated Employment Agreement, dated as of August 6, 2004, between Sterling Jewelers Inc. and Mark S. Light.

4.15	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Mark S. Light.

4.16	Signet Group plc 2005 Long-Term Incentive Plan

8.1*

List of Significant Subsidiaries of Signet Group plc (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004) (File No. 033-22663)).

12.1	Section 302 Certification of Walker Boyd

12.2	Section 302 Certification of Terry Burman

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG Audit plc

* Incorporated by reference.

Cross reference to Form 20-F

The information in this document that is referenced in the following table shall be deemed to be part of the Annual Report on Form 20-F for the financial year ended 28 January 2006 and to be filed with the Securities and Exchange Commission.

Item		Page
1	Identity of directors, senior management and advisers
	Not applicable	-

2	Offer statistics and expected timetable
	Not applicable	-

3A	Key information - Selected financial data
	Financial summary	6
	Risk and other factors - Financial market risks	34
	Risk and other factors - Exchange rates	35
	Selected financial data	118

3B	Key information - Capitalization and Indebtedness
	Not applicable	-

3C	Key information - Reasons for the offer and use of proceeds
	Not applicable	-

3D	Key information - Risk factors
	Risk and other factors	30

4	Information on the Company
	Chairman’s statement	2
	Group Chief Executive’s Review	3
	US Operating review	7
	UK Operating review	16
	Description of property	21
	Financial review	22

Item		Page
	Risk and other factors - Raw Materials	32
	Risk and other factors - Seasonality	33
	Shareholder information	112
	Note to the accounts – Note 2 (Segment information)	75
	Note to the accounts – Note 28 (Principal subsidiary undertakings)	99

4A	Unresolved staff comments
	Not applicable	-

5	Operating and financial review and prospects
	US Operating review	7
	UK Operating review	16
	Financial review	22
	Risk and other factors - Financial market risks	34
	Note to the accounts – Note 26 (Financial instruments)	92

6	Directors, senior management and employees
	Group employees	21
	Social, ethical and environmental matters - Employees	46
	Directors, officers and advisers	36
	Directors’ remuneration report	50
	Corporate governance statement	40

7A	Major shareholders
	Shareholder information - Nature of trading market	113
	Shareholder information - Substantial shareholdings and control of the Company	114

Item		Page
7B	Related party transactions
	Note to the accounts - Note 29 (Related party transactions)	99

7C	Interest of experts and counsel
	Not applicable	-

8	Financial information
	Consolidated income statement	66
	Consolidated balance sheet	67
	Consolidated cash flow statement	68
	Consolidated statement of recognised income and expense	69
	Financial review - Dividends	24
	Note to the accounts - Note 25 (Contingent liabilities)	92
	Note to the accounts - Note 30 (Adoption of IFRS)	99

9A	Offer and listing details
	Shareholder information - Nature of trading market	113

9B	Plan of distribution
	Not applicable	-

9C	Markets
	Shareholder information - Nature of trading market	113

9D	Selling shareholders
	Not applicable	-

9E	Dilution
	Not applicable	-

Item		Page
9F	Expenses of the Issuer
	Not applicable	-

10A	Additional information – Share capital
	Not applicable	-

10B	Additional information - Memorandum and Articles of Association
	Shareholder information	112

10C	Additional information - Material contracts
	Financial review – Net debt	25

10D	Additional information - Exchange controls
	Shareholder information - Dividends	114

10E	Additional information - Taxation
	Shareholder information - Taxation	115

10F	Additional information - Dividends and paying agents
	Not applicable	-

10G	Additional information - Statement by experts
	Not applicable	-

10H	Additional information - Documents on display
	Shareholder contacts - Documents on display	123

10I	Additional information - Subsidiary information
	Not applicable	-

Item		Page
11	Quantitative and qualitative disclosures about market risk
	Financial review	22
	Note to the accounts - Note 26 (Financial instruments)	92

12	Description of securities other than equity securities
	Not applicable	-

13	Defaults, dividend arrearages and delinquencies
	None	-

14	Material modifications to the rights of securities holders and use of proceeds
	None	-

15	Controls and procedures
	Corporate governance statement – Internal controls	43

16A	Audit committee financial expert
	Corporate governance statement – The Audit Committee	41

16B	Code of ethics
	Corporate governance statement – Code of Conduct and Code of Ethics	42

Item		Page
16C	Principal accountant fees and services
	Note to the accounts - Note 3 (Operating profit - Fees payable to KPMG Audit plc and their associates)	76
	Corporate governance statement – The Audit Committee	41

16D	Exemptions from the listing standards for audit committees
	Not applicable	-

16E	Purchase of equity securities by the issuer and affiliated purchasers
	Not applicable	-

17	Financial statements
	Report of Independent Registered Public Accounting Firm	65
	Consolidated income statement	66
	Consolidated balance sheet	67
	Consolidated cash flow statement	68
	Consolidated statement of recognised income and expense	69
	Note to the accounts – Note 1 (Principal accounting policies)	70
	Note to the accounts – Note 30 (Adoption of IFRS)	99
	Note to the accounts – Note 31 (Summary of differences between IFRS and US generally accepted accounting principles)	103

18	Financial statements
	Not applicable	-

19	Exhibits