Form 20-F
period 2007-02-03
SIGNET GROUP PLC
filed 2007-05-04
CIK 832988

As filed with the Securities and Exchange Commission on May 4, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_____________
For the transition period from _____________to ____________

Commission file number 001-32349

SIGNET GROUP plc
(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)

15 Golden Square, London W1F 9JG
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares of 0.5p each	The New York Stock Exchange
Ordinary Shares of 0.5p each	The New York Stock Exchange*
*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

The number of issued shares of each class of stock of Signet Group plc as of February 3, 2007 was:

Ordinary Shares of 0.5p each: 1,713,553,809

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accredited filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2006 Form 20-F of Signet Group plc (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated and submitted on May 4, 2007.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below. For clarification, “Note 32 – Company balance sheet” in the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” is not included herein by reference in this document.

The information set forth under headings “Cautionary statement regarding forward-looking statements”, “Description of property & Group employees - Trademarks and trade names” and “Competitive strengths” in the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected financial data

The information (including tabular data) set forth under the headings “Risk and other factors - financial market risks” on page 44, “Risk and other factors - exchange rates between the pound sterling and the US dollar” on page 44, and “Selected financial data” on pages 123 and 124 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

The information (including tabular data) set forth under the heading “Risk and other factors” on pages 39 to 45 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and development of the company

The information set forth under the heading “Shareholder information - history” on page 117 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B. Business overview

The information (including tabular data) set forth under the headings “Chairman’s statement” on page 2, “Group Chief Executive’s review” on pages 3 to 6, “US operating review” on pages 8 to 17, “UK operating review” on pages 18 to 23, US “Regulation” on page 17, UK “Regulation” on page 23, “Financial review” on pages 29 to 38, “Risk and other factors - Suppliers” on page 42, “Risk and other factors - Raw materials and the supply chain” on page 42, “Risk and other factors - Seasonality” on page 42, “Description of property & Group employees - Trademarks and trade names” on page 24, and “Note 2: Segmental information” on page 85 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

C. Organizational structure

The information (including tabular data) set forth under the heading “Note 29: Principal subsidiary undertakings” on page 105 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

D. Property, plants and equipment

The information set forth under the heading “Description of property & Group employees” on page 24 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

The information (including tabular data) set forth under the headings “US operating review” on pages 8 to 17, “UK operating review” on pages 18 to 23, and “Financial review” on pages 29 to 38 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B. Liquidity and capital resources

The information (including tabular data) set forth under the headings “Financial review - Liquidity and capital resources” on pages 32 to 33 and “Note 18: Financial liabilities – borrowings” on pages 93 and 94 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

C. Research and development, patents and licenses, etc

Not applicable.

D. Trend information

The information (including tabular data) set forth under the headings “US operating review” on pages 8 to 17, “UK operating review” on pages 18 to 23, “Financial review” on pages 29 to 38, and “Risk and other factors” on pages 39 to 45 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

E. Off-balance sheet arrangements

Not applicable.

F. Tabular disclosure of contractual arrangements

The information (including tabular data) set forth under the heading “Financial review - Contractual obligations as at 3 February 2007” on page 34 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

G. Safe harbor

The information set forth under the headings “Cautionary statement regarding forward-looking statements ” on page 1 and “Risk and other factors - Forward-looking statements” on page 39 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The information set forth under the heading “Directors, officers, and advisers” on pages 46 to 47 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B. Compensation

The information (including tabular data) set forth under the heading “Directors’ remuneration report” on pages 60 to 73 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

C. Board practices

The information set forth under the heading “Corporate governance statement” on pages 50 to 54, “Directors’ remuneration report – Service contracts” on page 68 and “Directors, officers and advisers – Committees” on page 46 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

D. Employees

The information (including tabular data) set forth under the headings “Description of property & Group employees – Group employees” on page 24 and “Note 7: Directors and employees” on page 87 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

E. Share ownership

The information (including tabular data) set forth under the headings “Note 28: Share options” on pages 103 and 104 and “Directors’ remuneration report - Directors’ interests in shares” on pages 70 to 73 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The information (including tabular data) set forth under the headings “Shareholder information – Nature of trading market” on page 118 and “Shareholder information - Substantial shareholdings notified to the Company up to 17 April 2007” on page 120 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B. Related party transactions

The information set forth under the heading “Note 30: Related party transactions” on page 105 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

C. Interests of experts and counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated statement and other financial information

The information (including tabular data) set forth on pages 76 to 111 (including the information set forth under the subheading “Notes to the accounts”) and “Selected financial data” on pages 123 and 124 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference. The information set forth in Exhibit 15.1 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference.

B. Significant changes

Not applicable.

ITEM 9 - THE OFFER AND LISTING

A. Offer and listing details

The information (including tabular data) set forth under the heading “Shareholder information – Nature of trading market” on page 118 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B. Plan of distribution

Not applicable.

C. Markets

The information set forth under the heading “Shareholder information – Nature of trading market” on page 118 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and articles of association

The information set forth under the heading “Shareholder information - History” on page 117 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

C. Material contracts

Not applicable.

D. Exchange controls

The information set forth under the heading “Shareholder information - Exchange controls and other limitations affecting security holders” on page 120 and “Shareholder information – Dividends” on page 119 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

E. Taxation

The information set forth under the heading “Shareholder information – Taxation” on pages 120 to 122 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

The information set forth under the heading “Shareholder contacts - Documents on display” on page 128 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

In addition, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”). You can read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

I. Subsidiary information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including tabular data) set forth under the headings “ Financial review” on pages 29 to 38, “Risk and other factors – Financial market risks” on page 44, “Risk and other factors – Fair value changes arising from:” on page 44, and “Note 27: Financial instruments” on pages 102 and 103 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The information set forth under the headings “Corporate governance statement – Internal controls” on pages 53 and 54 and “Corporate governance statement – Management’s annual report on internal control over financial reporting” on page 54 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Signet Group plc:

We have audited management's assessment, included in the accompanying Management’s Annual Report in Internal Control over Financial Reporting that Signet Group plc, maintained effective internal control over financial reporting as of 3 February 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Signet Group plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Signet Group plc maintained effective internal control over financial reporting as of 3 February 2007 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Signet Group plc maintained, in all material respects, effective internal control over financial reporting as of 3 February 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Signet Group plc and subsidiaries as of 3 February 2007 and 28 January 2006 and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated cash flow statements for the 53 week period ended 3 February 2007 and each of the 52 week periods ended 28 January 2006 and 29 January 2005 and our report dated 18 April 2007 expressed an unqualified opinion on those financial statements.

/s/ KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London,
United Kingdom
EC4Y 8BB

18 April 2007

ITEM 16 – [RESERVED]

A – Audit Committee Financial Expert

The information set forth under the heading “Corporate governance statement – The Audit Committee” on pages 51 and 52 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

B – Code of Ethics

The information set forth under the heading “Corporate governance statement – Business conduct and ethics” on page 52 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

C – Principal Accountant Fees and Services

The information (including tabular data) set forth under the headings “Corporate governance statement – The Audit Committee” on pages 51 and 52, and “Note 3: Operating profit” on page 86 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

D – Exemptions from the Listing Standards for Audit Committees

Not applicable.

E – Purchases of Equity Securities by the Issuer and Affiliated Purchases

The information (including tabular data) set forth under the heading “Shareholder information – Information on share buyback programme” on page 119 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

PART IIII

ITEM 17 - FINANCIAL STATEMENTS

The information set forth in Exhibit 15.1 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference.

The information (including tabular data) set forth on pages 76 to 111 (including the information set forth under the subheading “Notes to the accounts”) and “Selected financial data” on pages 123 and 124 of the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007 is incorporated herein by reference.

ITEM 18 - FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of this item.

ITEM 19 – EXHIBITS

Number	Description of Exhibits

1.1	Articles of Association of Signet Group plc, adopted on June 13, 2002 and amended on June 10, 2005 (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.1	Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004 (File No. 033-22663)).

4.2	Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.3	Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.4	Signet Group plc 2000 Long-Term Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on July 24, 2000 (File No. 333-12304)).

4.5	Signet Group plc Employee Stock Savings Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 19, 1998 (File No. 333-09634)).

4.6	Signet Group plc 1993 Executive Share Option Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 22, 1998 (File No. 333-08764)).

4.7	$390 million Multicurrency Revolving Facilities Agreement, dated September 28, 2004, among Signet Group plc, Barclay Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, N.A. (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.8	Employment Agreement between Signet Trading Limited and Robert Anderson dated March 1, 2003 (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.9	Note Purchase Agreement dated as of March 30, 2006, among Signet Group plc and the several Purchasers who are party thereto (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.10	Amendment No.1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.11	Amended and Restated Employment Agreement, dated as of August 6, 2004, between Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.12	Amendment No.1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.13	Signet Group plc 2005 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

8.1	List of Significant Subsidiaries of Signet Group plc (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004 (File No. 033-22663)).

12.1	Section 302 Certification of Walker Boyd.

12.2	Section 302 Certification of Terry Burman.

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Report of Independent Registered Public Accounting Firm.

15.2	Consent of KPMG Audit Plc.

15.3	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report & Accounts 53 weeks ended 3 February 2007” furnished as an exhibit to its Report on Form 6-K dated May 4, 2007, is attached as an exhibit hereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Signet Group plc

By:	/s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

London, England
May 4, 2007