Form 20-F
SIGNET GROUP PLC
filed 2008-05-09
CIK 832988

As filed with the Securities and Exchange Commission on May 9, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: February 2, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________
For the transition period from _____________ to ____________

Commission file number 001-32349

SIGNET GROUP plc
(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)

15 Golden Square, London W1F 9JG
(Address of Principal Executive Offices)

Mark Jenkins, Group Company Secretary – Tel: 44 207 317 9706, Fax: 44 207 734 9376, email: Mark.Jenkins@signet.co.uk,
15 Golden Square, London W1F 9JG England
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which Registered

American Depositary Shares, each representing 10 Ordinary Shares of 0.9c each	The New York Stock Exchange

Ordinary Shares of 0.9c each	The New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

The number of issued shares of each class of stock of Signet Group plc as of February 2, 2008 was:

Ordinary Shares of 0.9c each: 1,705,510,466

Deferred Shares of £1 each: 50,000

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Back to Contents

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2008 Form 20-F of Signet Group plc (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated and submitted on May 1, 2008.

      References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below.

      The information set forth under headings “Cautionary statement regarding forward-looking statements”, “Description of property & Group employees – Trademarks and trade names” and “Competitive strengths” in the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected financial data

      The information (including tabular data) set forth under the heading “Risk and other factors – financial market risks” on page 49, “Risk and other factors – exchange rates between the pound sterling and the US dollar” on page 50, “Note 30: Summary of differences between IFRS and US GAAP” on pages 116 to 122, and “Selected financial data” on pages 137 and 138 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B. Capitalization and indebtedness

     Not applicable.

C. Reasons for the offer and use of proceeds

     Not applicable.

D. Risk factors

      The information (including tabular data) set forth under the heading “Risk and other factors” on pages 44 to 50 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and development of the company

      The information set forth under the heading “Shareholder information – history” on page 129 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B. Business overview

      The information (including tabular data) set forth under the headings “Chairman’s statement” on page 2, “Group Chief Executive’s review” on pages 3 to 6, “US operating review” on pages 12 to 21, “UK operating review” on pages 24 to 29, US “Regulation” on page 21, UK “Regulation” on page 29, “Group financial review” on pages 35 to 43, “Risk and other factors – Suppliers” on page 47, “Risk and other factors – Raw materials and the supply chain” on page 47, “Risk and other factors – Seasonality” on page 48, “Description of properties & Group employees – Trademarks and trade names” on page 30, and “Note 2: Segmental information” on page 91 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

C. Organizational structure

      The information (including tabular data) set forth under the heading “Note 28: Principal subsidiary undertakings” on page 115 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

D. Property, plants and equipment

      The information set forth under the heading “Description of properties & Group employees” on page 30 and “Note 24: Commitments: Operating lease commitments – minimum lease payments” on page 111 to 112 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

Back to Contents

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

     The information (including tabular data) set forth under the headings “US operating review” on pages 12 to 21, “UK operating review” on pages 24 to 29, and “Group Financial review” on pages 35 to 43 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B. Liquidity and capital resources

     The information (including tabular data) set forth under the headings “Group Financial review – Liquidity and capital resources” on pages 38 to 40 and “Note 18: Financial liabilities – borrowings” on pages 101 to 103 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

C. Research and development, patents and licenses, etc

     Not applicable.

D. Trend information

     The information (including tabular data) set forth under the headings “US operating review” on pages 12 to 21, “UK operating review” on pages 24 to 29, “Group Financial review” on pages 35 to 43, and “Risk and other factors” on pages 44 to 50 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

E. Off-balance sheet arrangements

     Not applicable.

F. Tabular disclosure of contractual arrangements

     The information (including tabular data) set forth under the heading “Group Financial review – Contractual obligations as at 2 February 2008” on pages 39 and 40 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

G. Safe harbor

     The information set forth under the headings “Cautionary statement regarding forward-looking statements ” on the inside front cover and “Risk and other factors – Forward-looking statements” on page 44 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

      The information set forth under the heading “Directors, officers and advisers” on pages 51 to 52 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B. Compensation

     The information (including tabular data) set forth under the heading “Directors’ remuneration report” on pages 67 to 79 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

C. Board practices

      The information set forth under the heading “Corporate governance statement” on pages 56 to 60, “Directors’ remuneration report – Service contracts” on page 74 and “Directors, officers and advisers – Committees” on page 51 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

D. Employees

      The information (including tabular data) set forth under the headings “Description of properties & Group employees – Group employees” on page 30 and “Note 7: Directors and employees” on pages 93 and 94 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

E. Share ownership

      The information (including tabular data) set forth under the headings “Note 27: Share options” on pages 113 to 115 and “Directors’ remuneration report – Directors’ interests in shares” on pages 76 to 79 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

Back to Contents

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

      The information (including tabular data) set forth under the headings “Shareholder information – Nature of trading market” on page 130, “Shareholder information – Substantial shareholdings and control of the Company” on pages 131 and 132, and “Shareholder information – Substantial shareholdings notified to the Company up to 8 April 2008” on page 132 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B. Related party transactions

      The information set forth under the heading “Note 29: Related party transactions” on page 115 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

C. Interests of experts and counsel

      Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A. Consolidated statement and other financial information

      The information (including tabular data) set forth on pages 82 to 122 (including the information set forth under the subheading “Notes to the accounts”) of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference. The information set forth in Exhibit 15.1 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference.

B. Significant changes

      Not applicable.

ITEM 9 – THE OFFER AND LISTING

A. Offer and listing details

      The information (including tabular data) set forth under the heading “Shareholder information – Nature of trading market” on page 130 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B. Plan of distribution

      Not applicable.

C. Markets

      The information set forth under the heading “Shareholder information – Nature of trading market” on page 130 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

D. Selling shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the issue

      Not applicable.

Back to Contents

ITEM 10 – ADDITIONAL INFORMATION

A. Share capital

      Not applicable.

B. Memorandum and articles of association

      The information set forth under the headings “Shareholder information – History” on page 129, “Directors’ remuneration report” on pages 67 to 79, “Note 22: Share capital” on pages 108 and 109, and “Shareholder information: substantial shareholdings and control of the Company” on pages 131 and 132 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

C. Material contracts

      Not applicable.

D. Exchange controls

      The information set forth under the heading “Shareholder information – Exchange controls and other limitations affecting security holders” on page 132 and “Shareholder information – Dividends” on page 131 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

E. Taxation

      The information set forth under the headings “Shareholder information – Taxation, “Shareholder information – Taxation of capital gains”, “Shareholder information – US information reporting and US backup withholding”, “Shareholder information – Inheritance tax”, and “Shareholder information – UK stamp duty and stamp duty reserve tax” on pages 134 to 136 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

F. Dividends and paying agents

      Not applicable.

G. Statement by experts

      Not applicable.

H. Documents on display

      The information set forth under the heading “Shareholder contacts – Documents on display” on page 143 of the “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

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

I. Subsidiary information

      Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The information (including tabular data) set forth under the headings “Group Financial review” on pages 35 to 43, “Risk and other factors – Financial market risks” on page 49, “Risk and other factors – Fair value changes arising from:” on page 50, and “Note 26: Financial instruments” on pages 112 and 113 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

Back to Contents

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

      The information set forth under the headings “Corporate governance statement – Internal controls” on pages 59 and 60 and “Corporate governance statement – Management’s annual report on internal control over financial reporting” on page 60 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Signet Group plc:

We have audited Signet Group plc’s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Signet Group plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Signet Group plc maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based oncriteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Signet Group plc andsubsidiaries as of February 2, 2008 and February 3, 2007, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated statements of cash flows for the 52 weeks ended February 2, 2008, the 53 weeks ended February 3, 2007 and the 52 weeks ended January 28, 2006, and our report dated April 9, 2008expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc

London, United Kingdom
April 9, 2008

ITEM 16 – RESERVED

A – Audit Committee Financial Expert

      The information set forth under the heading “Corporate governance statement – The Audit Committee” on page 57 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

B – Code of Ethics

      The information set forth under the heading “Corporate governance statement – Business conduct and ethics” on page 58 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

C – Principal Accountant Fees and Services

      The information (including tabular data) set forth under the headings “Corporate governance statement – The Audit Committee” on page 57, and “Note 3: Operating profit” on page 92 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

D – Exemptions from the Listing Standards for Audit Committees

      Not applicable.

E – Purchases of Equity Securities by the Issuer and Affiliated Purchases

      The information (including tabular data) set forth under the heading “Shareholder information – Information on share buyback programme” on page 131 of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference.

Back to Contents

PART IIII

ITEM 17 – FINANCIAL STATEMENTS

      The information set forth in Exhibit 15.1 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference.

      The information (including tabular data) set forth on pages 82 to 122 (including the information set forth under the subheading “Notes to the accounts”) of the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008 is incorporated herein by reference. The financial information referenced above does not constitute the Company's statutory accounts for the 52 week period ended 2 February 2008 or 53 week period ended 3 February 2007. Statutory accounts for 53 week period ended 3 February 2007, which were prepared under International Financial Reporting Standards as adopted by the European Union, have been delivered to the registrar of companies, and those for the 52 week period ended 2 February 2008, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

ITEM 18 – FINANCIAL STATEMENTS

      The Company has responded to Item 17 in lieu of this item.

ITEM 19 – EXHIBITS

Number	Description of Exhibits

1.1	Articles of Association of Signet Group plc, adopted on June 13, 2002, amended on June 10, 2005 and June 8, 2007.

4.1	Transfer and Servicing Agreement, dated as of November 2, 2001, between Sterling Receivables Corp., Sterling Jewelers Inc., and Sterling Jewelers Receivables Master Note Trust (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004 (File No. 033-22663)).

4.2	Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.3	Amended and Restated Employment Agreement, dated as of December 20, 2000, between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 31, 2001 (File No. 033-22663)).

4.4	Signet Group plc 2000 Long-Term Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on July 24, 2000 (File No. 333-12304)).

4.5	Signet Group plc Employee Stock Savings Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 19, 1998 (File No. 333-09634)).

4.6	Signet Group plc 1993 Executive Share Option Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 22, 1998 (File No. 333-08764)).

4.7	$390 million Multicurrency Revolving Facilities Agreement, dated September 28, 2004, among Signet Group plc, Barclay Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, N.A. (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.8	Employment Agreement between Signet Trading Limited and Robert Anderson dated March 1, 2003 (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.9	Note Purchase Agreement dated as of March 30, 2006, among Signet Group plc and the several Purchasers who are party thereto (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.10	Amendment No.1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.11	Amended and Restated Employment Agreement, dated as of August 6, 2004, between Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.12	Amendment No.1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.13	Signet Group plc 2005 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

8.1	List of Significant Subsidiaries of Signet Group plc (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 22, 2004 (File No. 033-22663)).

12.1	Section 302 Certification of Walker Boyd.

12.2	Section 302 Certification of Terry Burman.

13.1	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Report of Independent Registered Public Accounting Firm.

15.2	Consent of KPMG Audit Plc.

15.3	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report & Accounts Year ended 2 February 2008” furnished as an exhibit to its Report on Form 6-K dated May 1, 2008, is attached as an exhibit hereto.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Signet Group plc

By:	/s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

London, England
May 9, 2008