Form 20-F
period 2009-01-31
SIGNET JEWELERS LTD
filed 2009-04-01
CIK 832988

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended January 31, 2009

Commission file number 0-16945

SIGNET JEWELERS LIMITED

(Exact name of Registrant as specified in its charter)

BERMUDA

(Jurisdiction of incorporation or organization)

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares of $0.18 each	The New York Stock Exchange
The London Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of Common Shares of $0.18 each, outstanding on January 31, 2009:  85,277,255

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

☐  Item 17    ☒  Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒  U.S. GAAP    ☐  IFRS    ☐  Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

REFERENCES

Unless the context otherwise requires, references to the “Group,” “Signet,” “we,” “us,” “our,” and similar terms refer to Signet Jewelers Limited (and before September 11, 2008 to Signet Group plc) and its consolidated subsidiaries. References to the “Company” are to Signet Jewelers Limited.

References to “Predecessor Company” are to Signet Group plc prior to the reorganization that was effected on September 11, 2008 and financial and other results and statistics for fiscal 2008 and prior periods relate to the Group prior to such reorganization.

PRESENTATION OF FINANCIAL INFORMATION

All references to “pounds,” “pounds sterling,” “sterling,” “£,” “pence,” and “p” are to the lawful currency of the United Kingdom. All references to “dollars,” “US dollars,” “$,” “cents” and “c” are to the lawful currency of the United States of America. The Group prepares its financial statements in US dollars.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetical totals of such data.

Fiscal Year

Signet’s fiscal year ends on the Saturday nearest to January 31. As used herein “fiscal 2011,” “fiscal 2010,” “fiscal 2009” and “fiscal 2008” refer to the 52 week periods ending January 29, 2011, January 30, 2010, January 31, 2009 and February 2, 2008 respectively. As used herein, “fiscal 2007” refers to the 53 week period ending February 3, 2007, “fiscal 2006” and “fiscal 2005” refer to the 52 week periods ending January 28, 2006 and January 29, 2005 respectively.

FORWARD-LOOKING STATEMENTS

This document contains statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

Important factors which may cause actual results to differ include, but are not limited to, those described in Item 3D “Risk factors” of this document.

Save as required by applicable law, rules or regulations, the Company undertakes no obligation to release publicly the results of any revisions to any forward-looking statements in this document that may occur due to any change in the directors’ expectations or to reflect events or circumstances after the date of this document.

SIGNET JEWELERS LIMITED

ANNUAL REPORT ON FORM 20-F

FISCAL YEAR ENDED JANUARY 31, 2009

PAGE
FORWARD-LOOKING STATEMENTS	1

PART I

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The financial data included below as at and for fiscal 2009, fiscal 2008 and fiscal 2007 have been derived from our audited consolidated financial statements included in Item 18 “Financial Statements” of this annual report on Form 20-F. The financial data for these periods should be read in conjunction with the financial statements, including the notes thereto, and Item 5 “Operating and Financial Review and Prospects” of this Form 20-F. The financial data included below as at and for fiscal 2006 and fiscal 2005 have been derived from our previously published consolidated audited financial statements not included in this document.

The financial statements of the Group for fiscal 2008, fiscal 2007, fiscal 2006 and fiscal 2005 were prepared in accordance with International Financial Reporting Standards, which differs in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The Group has converted the comparatives to US GAAP.

Historic per share data have been adjusted to take account of the one-for-20 reverse share split (share consolidation) undertaken as part of the move of the primary listing of the shares of the Group’s parent company, effective September 11, 2008.

Selected financial data

	Fiscal 2009	Fiscal 2008(1)	Fiscal 2007(1)(2)	Fiscal 2006(1)	Fiscal 2005(1)
	$m	$m	$m	$m	$m
Income statement:
Sales	3,344.3	3,665.3	3,559.2	3,154.1	3,004.8
Cost of sales	(2,264.2)	(2,414.6)	(2,266.3)	(1,990.1)	(1,881.3)

Gross margin	1,080.1	1,250.7	1,292.9	1,164.0	1,123.5
Selling, general and administrative expenses	(969.2)	(1,000.8)	(979.6)	(876.8)	(797.6)
Impairment of goodwill	(516.9)	—	—	—	—
Relisting costs	(10.5)	—	—	—	—
Other operating income, net	119.2	108.8	91.5	83.3	71.8

Operating (loss)/income	(297.3)	358.7	404.8	370.5	397.7
Interest income	3.6	6.3	16.7	4.3	3.4
Interest expense	(32.8)	(28.8)	(34.2)	(20.5)	(21.6)

(Loss)/income before income taxes	(326.5)	336.2	387.3	354.3	379.5
Income taxes	(67.2)	(116.4)	(134.6)	(116.3)	(123.7)

Net (loss)/income	(393.7)	219.8	252.7	238.0	255.8

(Loss)/earnings per share	$(4.62)	$2.58	$2.92	$2.74	$2.96
Dividends per share	$1.45	$1.45	$1.43	$1.19	$1.12

Fiscal 2009	Fiscal 2008(1)	Fiscal 2007(1)(2)	Fiscal 2006(1)	Fiscal 2005(1)
$m	$m	$m	$m	$m
Balance sheet:
Working capital	1,675.9	1,776.3	1,723.5	1,211.9	1,127.3
Total assets	2,953.9	3,599.4	3,508.2	2,863.1	2,873.5
Net assets	1,609.7	2,321.2	2,227.9	2,062.9	1,995.8
Cash and cash equivalents	96.8	41.7	152.3	92.9	193.5
Loans and overdrafts	(187.5)	(36.3)	(5.5)	(267.4)	(100.4)
Long term debt	(380.0)	(380.0)	(380.0)	—	(251.0)
Total shareholders equity	1,609.7	2,321.2	2,227.9	2,062.9	1,995.8
Common shares in issue (million)	85.3	85.3	85.7	86.9	86.8

Cash flow:
Capital expenditure	(114.9)	(140.4)	(124.4)	(136.6)	(131.1)
Investment in working capital	(25.3)	(171.9)	(172.6)	(114.8)	(160.9)
Depreciation and amortization	114.5	113.9	98.4	83.2	77.6
Net debt(4)	(470.7)	(374.6)	(233.2)	(174.5)	(157.9)

Ratios:
Gearing(3)	29.2%	21.2%	13.9%	11.5%	10.9%
ROCE(4)	9.6%	17.3%	22.4%	22.3%	26.3%
Fixed charge cover(4)	1.5x	1.8	x	2.0	x	2.0	x	2.2	x
Amended fixed charge cover(5)	1.9x	n/a	n/a	n/a	n/a

Store data:
Stores numbers (at end of period)
US	1,401	1,399	1,308	1,221	1,156
UK	558	563	581	593	602
Percentage (decrease)/increase in same store sales
US	(9.7)%	(1.7)%	6.2%	7.1%	5.9%
UK	(3.3)%	2.0%	1.2%	(8.2)%	3.0%
Group	(8.2)%	(0.7)%	4.8%	2.4%	5.0%
Number of employees (full-time equivalents)	16,915	17,243	16,836	15,652	15,145

(1)	Based on audited IFRS, translated to US GAAP.
(2)	53 week year.
(3)	Net debt as a percentage of total shareholders’ equity excluding goodwill.
(4)	Net debt, ROCE and fixed charge cover are defined on pages 38, 38 and 58, respectively.
(5)	Calculated under the terms of the amended fixed charge cover calculation defined under the amended agreements on page 58.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Spending on goods that are, or are perceived to be “luxuries”, such as jewelry, is discretionary and depends on general economic conditions. Therefore adverse changes in the economy may unfavorably impact the Group’s sales and earnings

Jewelry purchases are discretionary and are dependent on general economic conditions, particularly as jewelry is often perceived to be a luxury purchase. Therefore adverse changes in the economy, such as those currently being experienced, may unfavorably impact the Group’s sales and earnings.

The success of the Group’s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These include economic conditions, and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income and income available for discretionary expenditure, business conditions, interest rates, consumer debt and asset values, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates.

About half of the Group’s US sales are made utilizing credit provided by the Group. Therefore a deterioration in the consumers’ financial position could adversely impact sales and earnings

Any significant deterioration in general economic conditions or increase in consumer debt levels may inhibit consumers’ use of credit and decrease the consumers’ ability to satisfy the Group’s requirement to authorize credit and could in turn have an adverse effect on the Group’s sales. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable, its net bad debt charge and hence earnings.

The Group’s share price may be volatile

The Group’s share price may fluctuate substantially as a result of variations in the actual or anticipated financial results and financing conditions of the Group and of other companies in the retail industry. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other shares and that have often been unrelated or disproportionate to the operating performance of these companies.

Restrictions on the Group’s ability to make distributions to shareholders may adversely impact the share price

The adverse impact of the current economic downturn on the Group’s financial performance, and the outlook in the medium term, resulted in the Group’s Board deciding in January 2009 that it was currently inappropriate to make any form of distribution to shareholders. In addition, the amended revolving credit facility agreement and amended note purchase agreement entered into on March 13, 2009 contains terms that restrict the Group from making distributions to shareholders (see page 58). As such, the Company can give no assurances that any form of distribution will be made to shareholders in the near future.

The concentration of a significant proportion of sales and an even larger share of profits in the fourth quarter means results are very dependent on the performance during that period

The Group’s business is highly seasonal, with a significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in its sales and earnings. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in its operations and strategies in other quarters, or to recover from any extensive disruption, for example due to sudden adverse changes in consumer confidence, inclement weather conditions having an impact on a significant number of stores in the last few days immediately before Christmas Day or disruption to warehousing and store replenishment systems. A significant shortfall in results for the fourth quarter of any financial year would therefore be expected to have a material adverse effect on the Group’s annual results of operations. Disruption at lesser peaks in sales at Valentine’s Day and Mother’s Day would impact the results of the Group to a lesser extent.

The Group is dependent upon the availability of equity and debt financing to fund its operations

The Group is dependent upon the availability of equity and debt financing to fund its operations and growth. If the Group’s access to capital becomes significantly constrained, the Group’s financing costs would be likely to increase, the financial condition of the Group will be harmed and future results of operations will be adversely affected.

Therefore management prepares annual budgets, medium term plans and headroom models which help to identify the future capital requirements, so that appropriate facilities can be put in place on a timely basis. If these models are inaccurate, adequate facilities may not be available.

The Group’s borrowing agreements include various financial covenants. A material deterioration in the financial performance of the Group could result in a covenant being breached. If the Group were to breach a financial covenant it would have to renegotiate its terms with current lenders or find alternative sources of finance if current lenders required early repayment.

The changes in general credit market conditions affect the Group’s ability to arrange, and the cost of arranging, credit facilities. Since 2007 market conditions have materially worsened and as a result the Group’s ability to raise debt has decreased and the cost of medium and long term debt has increased.

In addition, the Group’s reputation in the financial markets and its corporate governance practices can influence the availability of capital, the cost of capital and its share price.

Movements in the pound sterling to US dollar exchange rates impacts the results and balance sheet of the Group

The Group publishes its consolidated annual financial statements in US dollars. The Group held approximately 88% of its total assets in US dollars at January 31, 2009 and generated approximately 76% of its sales and 75% of its net operating income before goodwill impairment and relisting costs in US dollars for the financial year then ended. The remainder of the Group’s assets, sales and operating income are in the UK. Therefore the Group’s results and balance sheet are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, any decrease in the weighted average value of the pound sterling against the US dollar would decrease reported sales and operating income. Historically, the Signet Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s US and UK divisions.

Where pounds sterling are used to fund the cash flow requirements of the Group, any decrease in the weighted average value of the pound sterling against the US dollar would increase the amount of the Group’s consolidated borrowings.

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the division has an exposure to exchange rate fluctuations on the cost of goods sold. The Group does use hedging instruments in respect of US dollars for transactions carried out by its UK division, within treasury guidelines previously approved by the Signet Board.

Fluctuations in the availability and pricing of polished diamonds and gold, which account for the majority of the Group’s merchandise costs, could adversely impact the Group’s earnings

The jewelry industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones.

An inability to increase retail prices to reflect higher commodity costs would result in lower profitability. Historically jewelry retailers have been able, over time, to increase prices to reflect changes in commodity costs. However, particularly sharp increases and volatility in commodity costs usually result in a time lag before increased commodity costs are fully reflected in retail prices. There is no certainty that such price increases will be sustainable, so downward pressure on gross margins and earnings may occur.

The Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds. The Group also hedges the exposure of the UK division to the US dollar with regard to diamond and other costs of goods sold. The cost of raw materials is only part of the costs involved in determining the retail selling price of jewelry with labor costs also being a significant factor.

Diamonds are the largest product category sold by the Group. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity—the Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited. The DTC’s share of the diamond supply chain has decreased over recent years and this may result in more volatility in rough diamond prices.

The availability of diamonds to the DTC and the Group’s other suppliers is to some extent dependent on the political situation in diamond producing countries. Until alternative sources can be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Group and the retail jewelry industry as a whole.

Due to the sharp decline in demand for diamonds in the second half of fiscal 2009, particularly in the US which accounts for about half of worldwide demand, the supply chain is currently overstocked with diamonds. Combined with the reduced levels of credit availability, the over supply of diamonds may result in much greater volatility in the price of loose polished diamonds of all sizes and qualities than has been experienced in recent years.

It is forecast that over the medium and longer term, the demand for diamonds will probably increase faster than the growth in supply; therefore the cost of diamonds is anticipated to rise over time, although short term fluctuations in price may occur.

While jewelry manufacture is the major final demand for gold, the cost of gold can at times be driven by investment transactions. Therefore the Group’s cost of merchandise and earnings may be adversely impacted by investment market considerations.

The inability of the Group to obtain merchandise that customers wish to purchase, particularly ahead of the fourth quarter, would adversely impact sales

The abrupt loss or disruption of any significant supplier during the three month period (August to October) leading up to the fourth quarter would result in a material adverse effect on the Group’s business. The sharp downturn in world diamond sales, the increased level of bankruptcies among jewelry retailers and the considerable worldwide tightening in credit availability has increased the probability that a supplier may cease trading.

Also, if management misjudged expected customer demand it could adversely impact the results by causing either a shortage of merchandise or an accumulation of excess inventory.

The Group benefits from close commercial relationships with a number of suppliers. Damage to, or loss of, any of these relationships could have a detrimental effect on the Group’s results. The Group holds regular reviews with major suppliers. The Group’s most significant supplier accounts for 6% of merchandise.

The luxury and prestige watch manufacturers and distributors normally grant agencies to sell their ranges on a store by store basis, and most of the leading brands have been steadily reducing the number of agencies over recent years. The watch brands sold by Ernest Jones, and to a lesser extent Jared, help attract customers and build sales in all categories. Therefore the inability to obtain and retain watch agencies for a location could harm the performance of that particular store. In the case of Ernest Jones, the inability to gain additional prestige watch agencies is an important factor in, and could reduce the likelihood of, opening new stores, which could adversely impact sales growth.

An inability by the Group to recruit, train and retain suitably qualified staff could adversely impact sales and earnings

In specialty jewelry retailing, the level and quality of customer service is a key competitive factor as nearly every in-store transaction involves the sales associate taking a piece of jewelry or a watch out of a display case and presenting it to the potential customer. Therefore the inability of the Group to recruit, train and retain suitably qualified sales staff could adversely impact sales and earnings.

Loss of confidence by consumers in the Group’s brand names, poor execution of marketing programs and reduced marketing expenditure could have a detrimental impact on sales

Primary factors in determining customer buying decisions in the jewelry sector include customer confidence in the retailer together with the level and quality of customer service. The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programs is an important factor in attracting consumers. If these programs are poorly executed or the level of support for them is reduced, it could harm the ability of the Group to attract customers.

The DTC promotes diamonds and diamond jewelry in the US. The level of support provided by the DTC and the success of the promotions influence the size of the total jewelry market in the US. As the DTC’s market share has significantly reduced, it is changing its approach from generic marketing support of diamonds to one more closely associated with its own efforts to develop a brand such as the “Forevermark.” The loss of such generic marketing support could unfavourably impact the overall market for diamonds and diamond jewelry and adversely impact the Group’s sales and earnings.

The retail jewelry industry is highly fragmented and competitive

The retail jewelry industry is highly fragmented and competitive. If the Group’s competitive position deteriorates, the Group’s operating results or financial condition could be adversely affected. Aggressive discounting by competitors, including liquidating excess inventory and ‘going out of business sales’, may also adversely impact the Group’s performance in the short term. This is particularly the case for easily comparable pieces of jewelry, of similar quality, sold through stores that closely resemble those that the Group operates.

As a result of the growth of Jared and the development of Kay outside of its enclosed mall base, the US division is increasingly competing with independent specialty jewelry retailers that are able to adjust their competitive action, for example on pricing, to local market conditions rather than adopting a national strategy.

While the Group’s major competitors are other specialty jewelers, the Group also faces competition from other retailers including department stores, discount stores, apparel outlets and internet retailers that sell jewelry. In addition, other retail categories, for example electronics, and other forms of expenditure, such as travel, also compete for consumers’ discretionary expenditure. Therefore the price of jewelry relative to other products influences the proportion of consumers’ expenditure that is spent on jewelry. If significant price increases are implemented across a wide range of merchandise, the impact on earnings will depend on, among other factors, the pricing by competitors of similar products and the response by the consumer to higher prices. Such price increases may result in lower achieved gross merchandise margin dollars (see page 41 for definition) and adversely impact earnings.

Long term changes in consumer attitudes to jewelry could be unfavorable and harm jewelry sales

Consumer attitudes to diamonds, gold and other precious metals and gemstones also influence the level of Group sales. Attitudes could be affected by a variety of issues including concern over the source of raw materials; the impact of mining and refining of minerals on the environment, the local community and the political stability of the producing country; labor conditions in the supply chain; the availability and consumer attitudes to substitute products such as cubic zirconia, moissanite and of laboratory created diamonds. A negative change in consumer attitudes to jewelry could adversely impact the Group’s sales.

The inability to rent stores that satisfy the Group’s operational and financial criteria could harm sales, as could changes in locations where customers shop

The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the demographic characteristics of the area around the store, the design and maintenance of the stores, the availability of attractive locations within the shopping center that also meet our operational and financial criteria, the terms of leases and the Group’s relationship with major landlords. In the US the Group leases 15% of its store locations from Simon Property Group and 14% from General Growth Management. The Group has no other relationship with any lessor relating to 10% or more of its store locations. If the Group is unable to rent stores that satisfy its operational and financial criteria, or if there is a disruption in the Group’s relationship with its major landlords, the Group’s sales could be adversely affected.

Given the length of property leases that the Group enters into, the Group is dependent upon the continued popularity of particular retail locations. In the US, the Group has historically been dependent on the continued success of enclosed malls as a shopping destination and the ability of enclosed malls, their tenants and other mall features to attract customers. The continued growth of Jared and the development of Kay off-mall locations mean that off-mall locations accounted for about 40% of the Group’s US store space at the start of fiscal 2009 and that the US operation is dependent on the success of these other real estate locations. As the US division continues to test and develop new types of store locations there can be no certainty as to their success.

In the UK, the Group has a more diverse range of store locations, including some exposure to smaller retail centers which do not justify the investment required to refurbish the site to the current store format. Consequently the Group is gradually closing stores in such locations as leases expire or satisfactory property transactions can be executed. The ability to secure such property transactions is not certain and as a result the UK division may continue to operate a limited number of such stores. As the UK division is already represented in nearly all major retail centers, a small annual decrease in store space is expected in the medium term which will adversely impact sales growth.

The rate of new store development is dependent on a number of factors including obtaining suitable real estate, the capital resources of the Group, the availability of appropriate staff and management and the level of the financial return on investment required by the Group. In particular, the success of the Jared off-mall destination store concept, which accounts for the majority of the Group’s net increase in new store space, will influence the future performance of the Group. A slowdown in the rate of new store development could adversely affect sales growth.

The Group’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders whose behavior may be affected by the Group’s management of social, ethical and environmental risks

Social, ethical and environmental matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. The Group’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: customers, shareholders, employees and suppliers. In recent years, stakeholder expectations of the Group have increased and the Group’s success and reputation will depend on its ability to meet these higher expectations.

Inadequacies in and disruption to internal controls and systems could result in lower sales and increased costs

The Group is dependent on the suitability, reliability and durability of its systems and procedures, including its accounting, information technology, data protection, warehousing and distribution systems. If support for a critical externally supplied software package ceased, the Group would have to implement an alternative software package or begin supporting the software internally. Disruption to parts of the business could result in lower sales and increased costs.

The failure to satisfy the accounting requirements for ‘hedge accounting’, or of a counter party to a hedging contract, could adversely impact the Group’s results

The Group hedges some of its purchases of gold and US dollars. The failure to satisfy the requirements of the appropriate accounting requirements, or of a counterparty to a contract, could adversely impact the Group’s results.

Adverse decision in legal actions for an unspecified amount

In March 2008 a class action lawsuit for an unspecified amount was filed against Sterling Jewelers Inc., a subsidiary of Signet, in the New York federal court by private plaintiffs. In September 2008 the US Equal Opportunities Commission filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously. If however it is unsuccessful in its defence, the Group could be required to pay substantial damages.

Changes to the regulatory requirements regarding the granting of credit to customers in the US could adversely impact sales

Approximately 50 per cent of US sales utilize the Group’s in-house credit programs. Therefore any change in regulations, or the application of regulations, relating to the provision of credit and associated services could adversely affect the Group’s sales.

Failure to comply with labor regulations could harm the business

Failure by the Group to comply with labor regulations could result in fines and legal actions. In addition, the ability of the Group to recruit and retain staff could be harmed.

Any difficulty integrating an acquisition or a business combination may result in expected returns and other projected benefits from such an exercise not being realized

While the Group’s strategy does not currently envisage an acquisition or business combination, the Group may in the future make acquisitions or be involved in a business combination. Any difficulty in integrating an acquisition or a business combination may result in expected returns and other projected benefits from such an exercise not being realized. A significant transaction could also disrupt the operation of the Group’s current activities. The Group’s borrowing agreements also place constraints on its ability to complete an acquisition which might constrain it from making a beneficial acquisition.

Assumptions used in calculating pension assets and liabilities impact the Group’s results and balance sheet

In the UK, the Group operates a defined benefit pension scheme (the “Group Scheme”), which ceased to admit new employees in 2004. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity and staff retention rates. This valuation is particularly sensitive to material changes in the value of equity investments held by the Group Scheme, changes in the UK AA rated corporate bond yields which are used in the measurement of the liabilities, changes in market expectations for long term price inflation and new evidence on projected longevity rates. Funding requirements and the income statement items relating to this closed Group Scheme are also influenced by these factors.

Under the UK Pensions Act 2004, the Pensions Regulator has powers to vary and impose funding arrangements which could be more onerous than may be agreed with or proposed to the trustees. In addition, the provisions of the Pensions Act 2004 may restrict the freedom of the Group to undertake certain re-organization steps or to effect returns on capital or unusual dividends without the prior agreement of the Group Scheme trustees, in consultation with the Pensions Regulator. A negative change in the assumptions used to calculate the value of the Group’s pension assets and liabilities could adversely impact the Group’s results and balance sheet.

Loss of one or more key executive officers or employees could adversely impact the performance of the Group

The Group’s future success will depend substantially upon the ability of senior management and other key employees to implement the business strategy. While the Group has entered into employment contracts with such key personnel, the retention of their services cannot be guaranteed and the loss of such services or the inability to attract and retain other talented personnel could have a material adverse effect on the Group’s ability to conduct its business. The Group Chief Executive has announced his intention to stand down on January 29, 2011.

Investors may face difficulties in enforcing proceedings against Signet Jewelers Limited as it is domiciled in Bermuda

It is doubtful whether courts in Bermuda would enforce judgments obtained by investors in other jurisdictions, including the US and the UK, against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Signet Group plc was incorporated in England and Wales on January 27, 1950 under the name Ratners (Jewellers) Limited. The name of the company was changed on December 10, 1981 to Ratners (Jewellers) Public Limited Company, on February 9, 1987 to Ratners Group plc, and on September 10, 1993 to Signet Group plc. On September 11, 2008, Signet Group plc became a wholly-owned subsidiary of Signet Jewelers Limited, a new company incorporated in Bermuda under the Companies Act 1981 of Bermuda, following the completion of a scheme of arrangement approved by the High Court of Justice in England and Wales under the UK Companies Act 2006. Shareholders of Signet Group plc became shareholders of Signet Jewelers Limited (the “Company”), owning 100% of the Company. The Company is governed by the laws of Bermuda.

The Group expanded rapidly by acquisition during the period 1984 to 1990. It first entered the US market in 1987 by acquiring Sterling Inc., a company based in Akron, Ohio. Kay Jewelers, Inc. was acquired in 1990. Since 1990 the only acquisition made by the Group was that of Marks & Morgan Jewelers Inc. in 2000.

Signet Group plc listed on the London Stock Exchange (the “LSE”) in 1968. In 1988, American Depositary Shares (“ADSs”) of Signet Group plc began trading on NASDAQ and in November 2004 the listing for the ADSs was moved to the New York Stock Exchange (the “NYSE”). On September 11, 2008 Signet Jewelers Limited’s shares were listed on the NYSE and a secondary listing was obtained on the Official List of the United Kingdom Listing Authority.

The Company’s Memorandum of Association, which was adopted on June 24, 2008, and Bye-laws, which were adopted on September 2, 2008, are available from www.signetjewelers.com gAbout Signet g Corporate Governance g Memorandum & Bye-laws. The Company’s registered number is 42069, and its registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, telephone number (441) 296-5872. The Company’s agent is Conyers Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

Significant events that have occurred in the last five years are detailed below:

Mar 13, 2009	Amendment agreements to the revolving credit facility agreement and note purchase agreement became effective. Among other things, these agreements made the fixed charge cover covenant more lenient, reduced the amount available under the revolving credit facility by $150 million to $370 million, resulted in a $100 million prepayment at par of notes on March 18, 2009, increased interest rates and restricts distributions to shareholders (see page 58).

Nov 13, 2008	Group Chief Executive, Terry Burman, announced his intention to retire on January 29, 2011.

Oct 24, 2008	The Group entered into a 364 day $100 million asset backed variable funding note conduit securitization facility for general corporate purposes, replacing the $200 million conduit entered into on October 26, 2007.

Sept 11, 2008	The Scheme of Arrangement became effective. The parent company of the Group became Signet Jewelers Limited and the primary listing of shares moved to the NYSE, with a simultaneous secondary listing of shares on the Official List of the United Kingdom Listing Authority. Immediately after the Scheme of Arrangement became effective, a share consolidation on a one-for-twenty basis was implemented. For American Depositary Shareholders the consolidation was on a one-for-two basis.

Aug 19, 2008	Shareholders approved proposals to facilitate move of primary listing to the NYSE.

Jun 26, 2008	The Group entered into a $520 million unsecured multi-currency five year revolving credit facility agreement, which replaced the existing $390 million facility entered into in September 2004.

Oct 26, 2007	The Group entered into a 364 day $200 million asset backed variable funding note conduit securitization facility for general corporate purposes.

Feb 5, 2007	The Group redenominated its share capital in US dollars. The nominal value of an ordinary share changed from 0.5 pence to 0.9 cents per share.

Jul 17, 2006	The Group announced that it had commenced a buyback of up to £50 million of its ordinary shares.

Mar 30, 2006	The Group entered into a $380 million US private placement note purchase agreement, which funded on May 23, 2006, to refinance the maturing securitization program and for general corporate purposes.

Oct 18, 2004	The Group announced its intention to list Signet Group plc’s ADSs on the NYSE from 16 November 2004, under the ticker symbol SIG. It was confirmed that the ADS ratio change had become effective on October 18, 2004 and that Deutsche Bank had been appointed as the depositary bank for Signet’s ADSs.

Oct 8, 2004	The Group announced a change in its American Depositary Share Ratio from 30:1 to 10:1 to become effective from October 18, 2004.

Other

The Group does not carry out research and development but does carry out market research. The Group tests business initiatives on a limited scale to judge their likelihood of satisfying the Group’s return on investment criteria before applying significant resources to their development.

The Group plans to invest about $55 million on capital expenditure in fiscal 2010 which is expected to be funded from cash flow from operations. Capital expenditure in fiscal 2009 was $114.9 million, in fiscal 2008 was $140.4 million and in fiscal 2007 was $124.4 million. The majority of the expenditure relates to either the fitting out of new stores or the refurbishment of existing stores. For further information regarding capital expenditures see Item 5B “Liquidity and capital resources”.

B. BUSINESS OVERVIEW

Signet is the world’s largest specialty retail jeweler by sales, with stores in the US, UK, Republic of Ireland and Channel Islands.

In the US, in 2008 the Group had an approximate 3.9% share of the $65.8 billion total jewelry market (source: U.S. Bureau of Economic Analysis (“BEA”)). The BEA figures are subject to frequent and sometimes large revisions. Signet operated 1,401 stores in 50 states at January 31, 2009. Its stores trade nationally in malls and off-mall locations as Kay Jewelers (“Kay”), and regionally under a number of well-established mall-based brands. Destination superstores trade nationwide as Jared The Galleria Of Jewelry (“Jared”). The US market accounts for just under 50% of worldwide jewelry sales (source: Jewelry Industry Research Institute). The Group is the largest specialty jeweler in the US with sales approximately one and a half times those of the next biggest such retailer.

In the UK, in 2007 Signet had an approximate 10% share of the £5.5 billion total jewelry market (source: Office for National Statistics (“ONS”) revised January 2009). The ONS figures are subject to frequent, and sometimes large revisions. Data for 2008 is due for publication on March 27, 2009.

The stores trade as “H.Samuel,” “Ernest Jones,” and “Leslie Davis,” and are situated in prime ‘High Street’ locations (main shopping thoroughfares with high pedestrian traffic) or major shopping malls. The UK market accounts for approximately 7% of worldwide jewelry sales (source: Jewelry Industry Research Institute). The UK division operated 558 stores at January 31, 2009, including 14 stores in the Republic of Ireland. The UK business is the largest specialty retailer of fine jewelry in the UK with sales approximately 1.8 times those of the next biggest such retailer.

Trademarks and trade names

Signet is not dependent on any material patents or licenses in either the US or the UK. However, Signet does have several well-established trademarks and trade names which are significant in maintaining its reputation and competitive position in the jewelry retailing industry. These registered trademarks and trade names include the following in Signet’s US operations: Kay Jewelers; Jared The Galleria Of Jewelry; JB Robinson Jewelers; Marks & Morgan Jewelers; Belden Jewelers; Weisfield Jewelers; Osterman Jewelers; Shaw’s Jewelers; Rogers Jewelers; LeRoy’s Jewelers; Goodman Jewelers; Friedlander’s Jewelers; Every kiss begins with Kay; Peerless Diamond; Hearts Desire; Perfect Partner; and Open Hearts by Jane Seymour. Trademarks and trade names include the following in Signet’s UK operations: H.Samuel; Ernest Jones; Leslie Davis; Forever Diamond; and Perfect Partner.

The value of the Group’s trademarks and trade names are material but are not reflected on the Group’s balance sheet. Their value is maintained and increased by the Group’s expenditure on staff training, marketing and store investment.

Business segments

The Group’s results derive from one business segment–the retailing of jewelry, watches and associated services. The Group is managed as two geographical operating segments: the US division (approximately 76% of sales) and the UK division (approximately 24% of sales). Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within parameters established by the Group Board.

The following tables set forth the Group’s sales and operating performance in each of its geographical markets for each of the past three fiscal years.

Sales	Fiscal 2009		Fiscal 2008		Fiscal 2007(1)
	$m	%	$m	%	$m	%
US trading	2,536.1	75.8	2,705.7	73.8	2,652.1	74.5
UK trading(2)	808.2	24.2	959.6	26.2	907.1	25.5

Total	3,344.3	100.0	3,665.3	100.0	3,559.2	100.0

Operating (loss)/income	Fiscal 2009	Fiscal 2009 impairment and relisting costs	Fiscal 2009 before goodwill impairment and relisting costs		Fiscal 2008		Fiscal 2007(1)
	$m	$m	$m	%	$m	%	$m	%
US trading	(236.4)	(408.0)	171.6	74.5	265.2	73.9	318.9	78.8
UK trading	(37.4)	(108.9)	71.5	31.1	109.3	30.5	100.0	24.7

	(273.8)	(516.9)	243.1	105.6	374.5	104.4	418.9	103.5
Group functions	(23.5)	(10.5)	(13.0)	(5.6)	(15.8)	(4.4)	(14.1)	(3.5)

Total	(297.3)	(527.4)	230.1	100.0	358.7	100.0	404.8	100.0

(1)	53 week year
(2)	includes sales made in the Republic of Ireland and Channel Islands

Seasonality

The Group’s sales are seasonal, with the first and second quarters each normally accounting for slightly more than 20% of annual sales, the third quarter a little under 20% and the fourth quarter for about 40% of sales, with December being by far the most important month of the year. Due to operating leverage, the operating income of the Group is even more seasonal, with nearly all of the UK division’s, and a little over 50% of the US division’s operating income normally occurring in the fourth quarter. Group expenses occur broadly evenly during the year, while net financing expenses are higher in the second half of the year reflecting the peak in working capital requirements just ahead of the key holiday trading period.

Operating philosophies

The Group aims to build long term value by focusing on the customer and providing a superior merchandise selection in high quality real estate locations. Effective advertising draws consumers into our stores, where the objective is to provide outstanding service. The operating philosophies that help the Group achieve these aims are:

•	excellence in execution;

•	test before we invest;

•	continuous improvement; and

•	disciplined investment.

Group strategy

Over recent years the Group’s long term strategy for delivering shareholder value has been to:

•	maintain a strong balance sheet;

•	continue the achievement of sector leading performance standards on both sides of the Atlantic;

•	maximize store productivity in the US and the UK; and

•	grow new store space in the US.

However, fiscal 2009, particularly the fourth quarter, was very challenging. As a result the Board reviewed its strategy and made significant adjustments to reflect the changed economic environment. The Group’s revised strategy is to enhance its position as the strongest operator in the middle market specialty retail jewelry sector and capitalize on the decrease in competition when consumer expenditure begins to recover. This involves maintaining a balance between the sustainable competitive advantages that the Group has established and the need to reduce risk, maximize profit and to strengthen the balance sheet through cash generation.

Sales will continue to be driven by leveraging the Group’s competitive strengths with the objective of maximizing gross merchandise margin dollars. In late fiscal 2009 and early fiscal 2010, a meaningful expense saving program was implemented and significant inventory reductions are planned to align both more closely with lower sales levels. Capital expenditure has also been substantially reduced, with decreased spending planned on both existing operations and space growth. New store openings have been largely eliminated. In the current marketplace it is preferable, and a much lower risk strategy, to grow profitable market share by focusing on sales productivity in existing stores.

While the level of expenditure on jewelry is discretionary, the expression of romance and appreciation, for example through bridal jewelry and gift giving, remain very important human needs, as is self reward. Central to the Group’s success is helping to satisfy those needs. Therefore the training of staff so that they can better understand the shopper’s requirements, communicate the value of the merchandise selected and ‘close the sale’ remains a high priority. The Group’s supply chain and merchandising expertise, combined with its size and balance sheet strength, enables it to increase differentiation in the marketplace through its exclusive merchandise, while also offering a compelling value proposition in more basic ranges. The Group’s marketing is effective and cost efficient, with its leading ‘share of voice’ leveraged through national television advertising and customer relationship marketing, both of which benefit from scale. At a time when the specialty jewelry sector is undergoing an accelerated rate of consolidation as weak competitors exit the market, these advantages become even more important.

US DIVISION

US market

Total US jewelry sales, including watches and fashion jewelry, are provisionally estimated by the BEA to have been $65.8 billion in calendar 2008. The BEA figures are subject to frequent and sometimes large revisions. The US jewelry market has grown at a compound annual growth rate of 5.5% over the last 25 years. Management believes that the jewelry category competes with other sectors, such as electronics, clothing and furniture, as well as travel and restaurants for consumers’ discretionary spending.

Fiscal 2009

In calendar 2008, the US jewelry market grew by a provisional 0.4% (source: BEA), significantly below the 25 year average, reflecting the challenging economic environment. There was a marked contrast between total jewelry market growth and the performance of the specialty jewelry sector, which fell by 4.7% (source: US Census Bureau). Over the first three quarters of the year the two sectors performed broadly in line. However, provisional figures show the specialty sector under-performed significantly during the fourth quarter. As a result, the specialty sector saw a provisional decline in market share to 44.6% in calendar 2008 from 47.7% in calendar 2007. Management believes this decline occurred in parts of the jewelry sector in which it does not directly compete as the same store sales figures reported by department stores, who are the US division’s main non-specialty competitor in the jewelry sector, suggested a performance not very dissimilar to the specialty market.

US COMPETITIVE STRENGTHS

Store operations and human resources

The ability of the sales associate to explain the merchandise and its value is essential to most jewelry purchases

•	Centrally prepared training schedules and materials are used by all stores and help ensure a consistently high level of customer service

•	All store managers are required to be trained diamontologists, so as to provide expert knowledge to customers

•	The US division employs over 5,000 trained diamontologists

•	Measurable daily store standards provide staff with clear performance targets

•	Each store receives a monthly customer experience report helping to identify opportunities to improve customer service

Merchandising

Offering the consumer greater value and selection

•	Leading supply chain capability among middle market specialty jewelers provides better value to the customer

•	Each store is merchandised on an individual basis so as to provide appropriate selection

•	Highly responsive demand-driven merchandise systems enable swifter response to changes in customer behaviour

•	24 hour re-supply capability means the item wanted by the customer is more likely to be in stock

Marketing

Leading brands in middle market sector

•	Largest marketing budget in specialty jewelry sector allowing more advertisement impressions than competitors

•	Kay and Jared are able to achieve leverage through national television advertising

•	A proprietry marketing database of over 25 million names provides significant opportunities for customer relationship marketing

Real estate

Well designed stores in primary locations with high visibility and traffic flows

•	The consistent application over time of strict real estate criteria has resulted in a high-quality store base

•	Well tested formats and locations reduce the risk of investing in new stores

•	The Group’s high store productivity and financial strength make Signet an attractive tenant for landlords

Credit operations

Ability to facilitate customer transactions

•	About 50% of sales utilize in-house credit

•	Dedicated, proprietary scoring cards more accurately reflect Signet’s customer than a typical third party scorecard

•	Manage credit in the context of our business rather than by a third party’s priorities

US BRAND REVIEWS

Location of Kay, Jared and Regional stores by state January 31, 2009

	Fiscal 2010 Planned	Fiscal 2009		Fiscal 2008	Fiscal 2007(1)
Total opened during the year	c.15	77		108	104
Kay	c.6	57	(2)	68	58
Jared	c.8	17		19	25
Regional brands	c.1	3		21	21

Total closed during the year	c.(75)	(75)		(17)	(17)
Kay	c.(18)	(25)		(6)	(7)
Jared	—	—		—	—
Regional brands	c.(57)	(50	)(2)	(11)	(10)

Total open at the end of the year	c.1,342	1,401		1,399	1,308
Kay	c.914	926		894	832
Jared	c.179	171		154	135
Regional brands	c.248	304		351	341

Average sales per store in thousands(3)		$1,788		$1,996	$2,089
Kay		$1,536		$1,710	$1,815
Jared		$4,491		$5,341	$5,676
Regional brands		$1,160		$1,344	$1,517

(Decrease)/increase in net new store space	(1)%	4%		10%	11%

Percentage (decrease)/increase in same store sales		(9.7)%		(1.7)%	6.2%

(1)	53 week year.
(2)	Includes 14 regional stores rebranded as Kay.
(3)	Based only upon stores operated for the full financial year.

KAY JEWELERS

Kay operated 926 stores in 50 states at January 31, 2009 (February 2, 2008: 894 stores). Since fiscal 2005 Kay has been the largest specialty retail jewelry brand in the US, based on sales, and has subsequently increased its leadership position. Kay targets households with an income of between $35,000 and $100,000. Such households account for about 40% of US jewelry expenditure. Details of Kay’s performance over the last five years is given below:

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)	Fiscal 2006	Fiscal 2005
Sales (million)	$1,439.1	$1,489.6	$1,486.7	$1,290.1	$1,174.4
Stores at year end	926	894	832	781	742

(1)	53 week year

Kay sales were $1,439.1 million during fiscal 2009 (fiscal 2008: $1,489.6 million). The decline in sales was due to an 11% decline in the number of transactions partly offset by an increase in the average retail price of merchandise sold to $331 (fiscal 2008: $327), reflecting the price increases implemented during February and March 2008. During fiscal 2009 the number of Kay stores rose by 32 to 926. The Kay website was enhanced further and e-commerce sales increased significantly during fiscal 2009 but remain small in the context of the brand.

Real estate

Kay stores have historically been located in enclosed regional malls. Since 2002, new formats have been developed for locations outside of traditional malls, because management believes these alternative locations present an opportunity to reach new customers who are aware of the brand but have no convenient access to a store, or for customers who prefer not to shop in an enclosed mall. Such stores further leverage the strong Kay brand, marketing support and the central overhead. In addition, nearly all current retail developments undertaken in recent years by investors are in formats other than enclosed regional malls.

Recent net openings, current composition and planned openings in fiscal 2010 are shown below:

Stores

	Expected net change fiscal 2010	Stores at January 31, 2009	Net openings
			Fiscal 2009		Fiscal 2008	Fiscal 2007(1)	Fiscal 2006	Fiscal 2005
Enclosed mall	(10)	795	6	(2)	17	26	25	15
Off-mall	(2)	113	18		40	21	14	10
Outlet	—	18	8		5	4	—	—

Total	(12)	926	32		62	51	39	25

(1)	53 week year
(2)	Includes 14 regional stores rebranded as Kay.

JARED THE GALLERIA OF JEWELRY

Jared is the leading off-mall destination specialty retail jewelry chain in its sector of the market, based on sales, with 171 stores as at January 31, 2009 (February 2, 2008: 154). The first Jared store was opened in 1993, and since its roll-out began in 1998 it has grown to become the fourth largest US specialty retail jewelry brand by sales. Each Jared is equivalent in size to about four of the division’s mall stores, meaning that Jared, in space terms, is equivalent to nearly 700 mall stores. Its main competitors are independent operators. The next two largest such chains with some 23 and 20 stores respectively entered Chapter 11 proceedings in January 2009. Details of Jared’s performance over the last five years are given below:

	Fiscal 2009	Fiscal 2008	Fiscal(1) 2007	Fiscal 2006	Fiscal 2005
Sales (million)	$726.2	$756.4	$664.4	$534.2	$415.0
Stores at year end	171	154	135	110	93

(1)	53 week year

Jared targets an under-served sector at the upper end of the middle market. This customer is more mature and has a higher income than that of Signet’s US mall store customer. An important distinction of a destination store is that the potential customer visits the store with a greater intention of making a jewelry purchase, whereas in a mall there is a possibility that the potential shopper is undecided about the product category in which they will ultimately make a purchase.

The average retail price of merchandise sold in Jared stores during fiscal 2009, excluding a new charm bracelet launched in some stores, was $764 (fiscal 2008: $747), which was more than double that of a Signet US mall store. Jared targets households with an annual income of between $50,000 and $150,000. Such households account for about 50% of US jewelry expenditure.

Jared sales were $726.2 million during fiscal 2009 (fiscal 2008: $756.4 million). In the fourth quarter the Jared consumer was more adversely impacted by the economic environment than the division’s mall customers. The portfolio of stores increased by 17 to 171, and the Jared website became transactional during fiscal 2009. Management plans to open eight Jared stores in fiscal 2010 and this format continues to account for the majority of the division’s new store space.

A key point of differentiation, compared to a typical mall store, is Jared’s higher quality of customer service. As a result of its larger size, more specialist staff are available and additional in-depth selling methodologies may be used, such as the ‘white glove’ presentation of timepieces.

Every Jared store has an on-site design and repair workshop where most repairs are completed within one hour. The center also mounts loose diamonds in settings and provides a custom design service when required. Each store also has at least one diamond viewing room, a children’s play area and complimentary refreshments.

Real estate

The typical Jared store has about 4,900 square feet of selling space and 6,100 square feet of total space. Jared locations are normally free-standing sites in shopping developments with high visibility and traffic flow, and positioned close to major roads. The retail centers in which Jared stores operate, normally contain strong retail co-tenants, including other category killer destination stores such as Barnes & Noble, Best Buy, Home Depot and Bed, Bath & Beyond, as well as some smaller specialty units.

US REGIONAL BRANDS

Signet also operates mall stores under a variety of established regional trading names. The leading brands include JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. Nearly all of these stores are located in malls where there is also a Kay store and target a similar customer. As the average sales per store of these stores is less than that of the Kay chain, and they do not have the leverage of national TV advertising, regional brand stores are more likely to be closed than Kay stores. Details of regional brands’ performance over the last five years are given below:

	Fiscal 2009	Fiscal 2008	Fiscal(1) 2007	Fiscal 2006	Fiscal 2005
Sales (million)	$370.8	$459.7	$501.0	$484.5	$471.1
Stores at year end	304	351	341	330	321

(1)	53 week year

At January 31, 2009, 304 regional brand stores operated in 37 states (February 2, 2008: 351 stores in 37 states) and sales for fiscal 2009 were $370.8 million (fiscal 2008: $459.7 million). The average retail price of merchandise sold in a regional store during fiscal 2009 was $346 (fiscal 2008: $343). Management plans to reduce the number of regional brand stores by about 57 in fiscal 2010.

Real estate

The location of regional brand stores within a mall is similar to that of a Kay store, and consideration is given to changing a regional brand store to Kay where the overall return on capital employed, including any resulting impact on other stores operated by the US division, may be increased. In fiscal 2009, 14 regionally branded stores were converted to the Kay format. New regional chain stores are opened only if real estate satisfying the US division’s investment criteria becomes available in their respective trading areas where marketing support can be cost effective.

US FUNCTIONAL REVIEWS

Operating structure

While the US division operates under 12 different brands, many functions are integrated to gain economies of scale. For example, store operations have a separate dedicated field management team for the mall brands, Jared and the in-store repair function, while there is a combined diamond sourcing function.

US CUSTOMER SERVICE AND HUMAN RESOURCES

Introduction

In specialty jewelry retailing, the level and quality of customer service is a key competitive factor as nearly every in-store transaction involves the sales associate taking a piece of jewelry or a watch out of a display case and presenting it to the potential customer. Therefore the ability to recruit, train and retain suitably qualified sales staff is important in determining sales, profitability and the rate of net store space growth. Consequently the US division has in place comprehensive recruitment, training and incentive programs and uses employee attitude and customer satisfaction surveys. A continual priority of the US division is to improve the quality of customer experiences in its existing stores, while providing sufficient staff that are well trained and with suitable experience to run the new stores being opened.

During fiscal 2009, training focused on product knowledge and developing selling skills appropriate for the more challenging market place. Enhanced in-store technology reduced administrative burdens and improved efficiency of store, district and regional management. Benefits were seen in compliance monitoring, store feedback and the ability to identify store and divisional level opportunities to enhance training. Further improvements to repair services, an important driver of footfall and customer confidence, were also implemented. Reflecting lower sales volumes, store staff hours were reduced, and divisional head office staffing levels were decreased through attrition.

During fiscal 2010, training sales staff on product knowledge and developing selling skills appropriate for the more challenging marketplace will remain a priority. Focus will also be on increasing the efficiency of in-store execution and aligning store staff hours to sales volume, subject to minimum staffing levels. In addition, at the start of fiscal 2010 a further reduction in staffing levels at the divisional head office was implemented.

US MERCHANDISING AND PURCHASING

Introduction

Management believes that merchandise selection, availability, and value for money are critical factors to success for a specialty retail jeweler. In the US business, the range of merchandise offered and the high level of inventory availability are supported centrally by extensive and continuous research and testing. Best-selling products are identified and replenished rapidly through analysis of sales by a stock keeping unit. This approach enables the US division to deliver a focused assortment of merchandise to maximize sales and inventory turn, and minimize the need for discounting. Management believes that the US division is better able than its competitors to offer greater value and consistency of merchandise, due to its supply chain advantages.

Average unit selling price ($)

	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Kay	331	327	317	305	282
Jared	714	747	719	697	644
Regionals	346	343	332	324	304

The average unit selling price was flat in fiscal 2009 compared to fiscal 2008. During the first nine months of fiscal 2009, the increase was 7% (mall brands up by 7% and Jared up by 5%), reflecting the price increases implemented in the first quarter. However, in the fourth quarter the consumer was seen to be trading down and the average unit selling price decreased by 10% (mall brands down by 7% and Jared down by 4%). The Jared average unit price excludes the impact of the launch of a new charm bracelet range in some stores. While all major merchandise categories were down over the year on a same store basis, the bridal category, which accounts for between 45% and 50% of sales, performed better than average, as did the proprietary Leo diamond range. The US division also successfully launched new, exclusive ranges, such as a specially designed collection by Jane Seymour and merchandise from Le Vian. The US division’s merchandising and inventory expertise enabled it to respond promptly to the rapid and substantial changes in customer buying patterns in the fourth quarter, and to realign inventory levels by the end of fiscal 2009.

Management plans to expand the range of exclusive merchandise so as to further differentiate the US division’s brands, and to assist in maximizing gross merchandise margin dollars. This latter objective will also be assisted by the US division’s expertise and understanding of the industry’s supply chain which enable it to take advantage of opportunities as they arise. Management plans to reduce inventory levels by about $90 million, reflecting the current level of sales. This will be achieved by tight control of buying additional inventory rather than discounting, as the US division’s procedures are designed to minimize clearance merchandise.

Inventory management

Sophisticated inventory management systems for merchandise testing, assortment planning, allocation and replenishment have been developed and implemented, thereby reducing the inventory risk by enabling management to identify and respond quickly to changes in consumers’ buying patterns. The majority of merchandise is common to all US division mall stores, with the remainder allocated to reflect demand in individual stores. Management believes that the merchandising and inventory management systems, as well as improvements in the productivity of the centralized distribution center, have allowed the US division to achieve inventory turns at least comparable to those of competitors, even though it has a significantly less mature store base and undertakes more direct sourcing of merchandise.

Merchandise mix

In fiscal 2009, the bridal category accounted for between 45% and 50% of merchandise sold. The table below sets out Signet’s US merchandise sales mix as a percentage of sales:

US division merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	%	%	%
Diamonds and diamond jewelry	75	75	75
Gold jewelry	7	7	7
Other jewelry	11	11	11
Watches	7	7	7

Programs have been developed in conjunction with certain vendors for the provision of branded jewelry merchandise. For example, the Leo Diamond range is sold exclusively by Signet in the US and the UK; the Peerless Diamond, an Ideal Cut diamond with a superior, measured return of light, is only available in Jared stores; and exclusive ranges of Le Vian jewelry, a prestigious fashion jewelry brand with a 500 year history, are sold in all US mall and Jared stores. During fiscal 2009, a range of jewelry designed by the actress and artist Jane Seymour was successfully launched. Management believes that the US division’s merchandising process, market share and relationship with suppliers position the business as a very attractive partner to develop branded initiatives. Between 10% and 15% of sales in fiscal 2009 were from products exclusive to the US division.

Other sales

While the design and repair service represents less than 10% of sales, it accounts for approximately 30% of transactions and has been identified by management as an important opportunity to build consumers’ trust in the division. All Jared stores have a highly visible jewelry workshop, which is open the same hours as the store. The workshops meet the repair requirements of the store in which they are located as well as carrying out work for the US division’s mall brand stores. As a result, nearly all customer repairs are carried out by the US division’s own staff, unlike most other chain jewelers which carry out repairs through sub-contractors. The design and repair service has its own field management and training structure.

For over ten years, the US division has sold a lifetime repair warranty for jewelry. The warranty covers services such as ring sizing, refinishing and polishing, rhodium plating white gold, earring repair, chain soldering and the resetting of diamonds and gemstones that arise due to the normal usage of the merchandise. This work is carried out in-house. Warranties account for less than 10% of sales.

Direct sourcing of polished diamonds

Management believes that the US division has a competitive cost and quality advantage because about 43% of diamond merchandise sold is sourced through contract manufacturing. This involves Signet purchasing loose polished diamonds on the world markets and outsourcing the casting, assembly and finishing operations to third parties. By using this approach the cost of merchandise is reduced, enabling the US division to provide better value to the consumer, which helps to increase market share and achieve higher gross margins. Contract manufacturing is generally utilized on basic items with proven, non-volatile, historical sales patterns that represent a lower risk of purchasing more or fewer than required.

The contract manufacturing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of negotiating better prices for the supply of finished products.

Rough diamond initiative

In fiscal 2006, a multi-year trial involving the purchase and contract cutting and polishing of rough diamonds was commenced by the Group to supply the US division. In the third quarter of fiscal 2009, given the current economic environment, the initiative was discontinued.

Sourcing of complete merchandise

Merchandise is also purchased complete as a finished product where the complexity of the product is great, the merchandise is considered likely to have a less predictable sales pattern or where cost can be reduced. This strategy provides the opportunity to reserve inventory held by vendors and to make supplier returns or exchanges, thereby reducing the risk of purchasing more or fewer than required.

Merchandise held on consignment

Merchandise held on consignment is used to enhance product selection and test new designs. This minimizes exposure to changes in fashion trends and obsolescence and provides the flexibility to return non-performing merchandise. At January 31, 2009, the US division held approximately $202 million (February 2, 2008: $221 million) of merchandise on consignment (see Note 11, included in Item 18 “Financial Statements” on page 136).

Suppliers

In fiscal 2009, the five largest suppliers collectively accounted for approximately 22% (fiscal 2008: 20%) of the US division’s total purchases, with the largest supplier accounting for approximately 8% (fiscal 2008: 7%). The US division’s supply chain has become increasingly integrated on a worldwide basis, with diamond cutting and jewelry manufacturing being predominantly carried out in Asia, with little of the US division’s merchandise now being manufactured in the US.

The division benefits from close commercial relationships with a number of suppliers and damage to, or loss of, any of these relationships could have a detrimental effect on results. Although management believes that alternative sources of supply are available, the abrupt loss or disruption of any significant supplier during the three month period (August to October) leading up to the Christmas season could result in a material adverse effect on performance. Therefore a regular dialogue is maintained with suppliers, particularly in the present economic climate.

The luxury and prestige watch manufacturers and distributors normally grant agencies to sell their ranges on a store by store basis. The watch brands that are sold at Jared stores help attract customers and build sales in all categories.

Raw materials and the supply chain

The jewelry industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a much lesser extent, other precious and semi-precious metals and stones.

The ability of the Group to increase retail prices to reflect higher commodity costs varies and an inability to increase retail prices could result in lower profitability. Historically jewelry retailers have been able, over time, to increase prices to reflect changes in commodity costs. However, particularly sharp increases and volatility in commodity costs usually result in a time lag before increased commodity costs are fully reflected in retail prices. The price of gold has increased significantly in recent years and although there was little change between the price at the beginning and end of fiscal 2009, it was very volatile during the year. Consequently, the US division’s cost of gold increased during fiscal 2009 due to the use of average cost of inventory methodology, the slow inventory turn and the benefit of the Group’s hedging activities unwinding. Diamonds in the qualities and sizes the Group buys have seen little inflation in fiscal 2009.

In early fiscal 2009, the US division implemented a wide range of price increases to reflect higher commodity costs. Management also seeks to partly offset increases in commodity costs by improving the efficiency of its supply chain.

The Group undertakes some hedging of its requirement for gold, which accounts for approximately 20% of the US division’s cost of goods sold, through the use of options, forward contracts and commodity purchasing. It does not hedge against fluctuations in the cost of diamonds which account for about 55% of the US division’s cost of goods sold. The cost of raw materials is only part of the costs involved in determining the retail selling price of jewelry, with labor costs also being a significant factor.

Diamonds and diamond jewelry are the largest product category sold by the Group. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, De Beers, through its subsidiary, the Diamond Trading Company, whose share of the diamond supply chain however, has been decreasing. Significant changes in the diamond supply chain in recent years have also resulted from changes in government policy in a number of diamond producing countries in Africa. In addition, the sharp downtown in worldwide demand for diamonds reflecting the challenging economic environment may result in further significant changes in the supply chain.

US MARKETING AND ADVERTISING

Introduction

Management believes customers’ confidence in the retailer and store brand name recognition are important factors in determining buying decisions in the specialty jewelry sector because the majority of merchandise is unbranded. Therefore the US division continues to strengthen and promote its reputation by aiming to deliver superior customer service and build name recognition. The marketing channels used include television, radio, print, catalog, direct mail, telephone marketing, point of sale signage, in-store displays and the internet. In addition, promotional activity is also undertaken. Marketing activities are carefully tested and their success monitored by methods such as market research.

While marketing activities are undertaken throughout the year, the level of activity is concentrated at periods when customers are expected to be most receptive to marketing messages, which is before Christmas, Valentine’s Day and Mother’s Day. A significant majority of the marketing expenditure is on national television advertising and its cost is leveraged over time as the number of stores increases.

Statistical and technology-based systems are employed to support a customer marketing program that uses a proprietary database of over 25 million names to strengthen the relationship with customers through mail, telephone and email communications. The program targets current customers with special savings and merchandise offers during key trading periods. In addition, invitations to special in-store promotional events are extended throughout the year.

Historically, generic marketing activity undertaken by De Beers in the US to promote diamonds and diamond jewelry designs was important in influencing the size of the total jewelry market and the popularity of particular styles of jewelry. With the significant reduction by De Beers of its promotional expenditure on diamonds and diamond jewelry, management believes that marketing carried out by specialty jewelry retailers will become more important. Given the size of the marketing budgets for Kay and Jared, management believes this may increase the US division’s competitive marketing advantage. The US division’s five year record of gross advertising spend is given below:

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)	Fiscal 2006	Fiscal 2005
Gross advertising spend (million)	$188.4	$204.0	$184.5	$152.8	$135.5

(1)	53 week year

To reflect lower anticipated sales levels, marketing expenditure was concentrated on the most productive channels and brands in fiscal 2009. As a result of the unexpected sharp decline in fourth quarter sales, the ratio of gross advertising spend to sales during fiscal 2009 was again above planned levels at 7.4% (fiscal 2008: 7.5%). Dollar gross marketing expenditure decreased by 7.6% to $188.4 million (fiscal 2008: $204.0 million). Marketing efforts were focused on national television advertising for Kay and Jared, resulting in their ‘share of voice’ growing. In addition, the promotional cadence was increased, particularly during the fourth quarter. In the third quarter an e-commerce capability was added to the Jared website.

As part of a meaningful cost reduction program in fiscal 2010, expenditure on marketing is planned to be reduced further. While the focus will continue to be on supporting both the Kay and Jared brands on national television, the expenditure on Kay will be reduced while that of Jared is expected to be broadly maintained. This reflects Kay’s well established status as an industry leading brand, whereas Jared’s brand awareness has greater potential to grow further. Radio advertising will be reduced.

US REAL ESTATE

Given the deteriorating environment, and the Group’s strict investment criteria, action was taken in early fiscal 2009 to sharply slow the rate of net store space growth. This was achieved by reducing the number of stores opened and increasing store closures as leases expired, see page 18. Net store space in fiscal 2009 increased by a little under 4% (fiscal 2008: 10%), see table on page 41 for details. Capital expenditure in new and existing stores was $56 million (fiscal 2008: $88 million). Working capital investment, that is inventory and receivables, associated with space growth was $67 million (fiscal 2008: $119 million). In fiscal 2010 capital expenditure in new and existing stores is planned to be about $23 million, with about $29 million of working capital investment associated with additional space.

Recent and planned investment in the store portfolio is set out below:

	Fiscal 2010 Planned	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)
	$m	$m	$m	$m
New store fixed capital investment	c.15	39.0	60.1	57.3
Other store fixed capital investment	c.8	17.3	28.0	29.9

Total store fixed capital investment	c.23	56.3	88.1	87.2
Working capital investment in new stores	c.29	66.5	118.8	119.4

(1)	53 week year

US CREDIT OPERATIONS

Introduction

In the US jewelry market it is necessary for specialty retailers to offer credit facilities to the consumer. Management regards the provision of an in-house credit program, rather than one provided by a third party, as a competitive advantage for a number of reasons:

•

the credit policies are decided by the US division’s management taking into account the overall impact on the business rather than by a third party whose priorities may conflict with those of the division;

•	authorization and collection models are based on the behavior of the division’s consumers;

•	it allows management to establish and implement customer service standards appropriate for the business;

•	it provides a database of regular customers and their spending patterns;

•	investment in systems and management of credit offerings appropriate for the business can be facilitated; and

•	it maximizes cost effectiveness by utilizing in-house capability.

Furthermore the various credit programs help to establish long term relationships with customers and complement the marketing strategy by enabling a greater number of purchases, higher units per transaction and greater value sales.

In addition to interest bearing accounts, a significant proportion of credit sales are made using interest-free financing for one year or less, subject to certain conditions. In most US states customers are offered optional third party credit insurance.

Credit administration

Authorizations and collections are performed centrally at the US head office, rather than in each individual store. The majority of credit applications are processed and approved automatically after being initiated via in-store terminals, through a toll-free phone number or on-line through the US division’s websites. All applications are evaluated by the scoring of credit data and using data obtained through third party credit bureaus. Collection procedures use risk-based calling and first call resolution strategies.

Since credit authorization and collection systems were centralized in 1994 the credit terms offered to customers have been little changed.

The net bad debt charge at 4.9% of total sales during fiscal 2009 (fiscal 2008: 3.4%) was well above the tight range of the past ten years. The increase in net bad debt was partially offset by higher income from the receivables portfolio. Credit participation increased somewhat to 53.2% during fiscal 2009 (fiscal 2008: 52.6%), reflecting a higher level of applications offset by a significant increase in the level of credit applications rejected. The fall in credit acceptance rates followed management action to reduce exposure to particular customer attribute groups and a lower proportion of customers satisfying the US division’s credit requirements.

Full year receivables performance

	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001	Fiscal 2000	Fiscal 1999
Net bad debt to credit sales (%)	9.2	6.5	5.3	5.8	5.5	5.5	5.8	6.2	6.6	5.8	6.2
Average monthly collection rate (%)	13.1	13.9	14.6	14.5	14.8	14.8	14.5	13.9	13.9	14.0	13.9

The US division continued to apply its established credit standards, while monitoring the performance of the receivables very closely. As a result, a number of customer attributes were identified where the risk/reward profile for lending was no longer economic. Therefore at various times during the year the granting of credit to those customers ceased. This, together with the deterioration in consumers’ financial position caused a material increase in the percentage of credit applications rejected. An independent consultant reviewed the performance and procedures of the US division in the first half of fiscal 2009 and suggested some incremental improvements to the collection strategies. In response to the increased credit risk among US consumers, the staffing levels in relation to the outstanding balances within the credit collection function were increased and enhanced systems and software were introduced to increase the sophistication of the collection strategies.

As at January 31, 2009, the gross US receivables stood at $886.1 million (February 2, 2008: $900.6 million). There was a bad debt allowance of $69.5 million at the fiscal 2009 year end (fiscal 2008: $60.4 million). The average level of gross receivables during fiscal 2009 was $840.5 million (fiscal 2008: $795.4 million).

Credit portfolio statistics

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Opening receivables (million)	$900.6	$828.8	$721.3
Credit sales (million)	$1,349.2	$1,422.4	$1,372.1
Closing receivables (million)	$886.1	$900.6	$828.8
Credit sales as % of total sales	53.2%	52.6%	51.7%
Number of active credit accounts at year end	893,740	940,069	896,289
Average outstanding account balance	$1,028	$997	$957
Average monthly collection rates	13.1%	13.9%	14.6%
Net bad debt to total sales	4.9%	3.4%	2.8%
Net bad debt to credit sales	9.2%	6.5%	5.3%
Period end bad debt allowance to period end receivables	7.8%	6.7%	6.0%

In fiscal 2010, the US division will continue to apply its established credit standards, monitor the performance of receivables very closely and cease to lend to customers where it has become uneconomical to do so. New score cards, lending requirements, information technology, systems support and collection strategies are being implemented. However, management believes that consumers’ financial positions may continue to deteriorate which may lead to a further increase in the net bad debt ratio, although this may be somewhat offset by increased income from the credit portfolio.

Third party credit sales

In addition to in-house credit sales, the US stores accept major credit cards. Third party credit sales are treated as cash sales and accounted for approximately 38% (fiscal 2008: 39%) of total US sales during fiscal 2009.

US MANAGEMENT TOOLS AND COMMUNICATIONS

The US division’s integrated and comprehensive information systems provide detailed, timely information to monitor and evaluate many aspects of the business. They are designed to support financial reporting and management control functions such as merchandise testing, loss prevention and inventory control, as well as reduce the time sales staff spend on administrative tasks and increase time spent on sales activities.

All stores are supported by the internally developed Store Information System, which includes electronic point of sale (“EPOS”) processing, in-house credit authorization and support, a district manager information system and constant connectivity for all retail locations for data communications including e-mail. The EPOS system updates sales, in-house credit and perpetual inventory replenishment systems throughout the day for each store. The store communications system was upgraded to broadband during fiscal 2008.

US REGULATION

The US division is required to comply with numerous US federal and state laws and regulations covering areas such as consumer protection, consumer privacy, consumer credit, consumer credit insurance, truth in advertising and employment legislation. Management endeavors to monitor changes in these laws to ensure that its practices comply with applicable requirements.

UK DIVISION

In the following discussion of the UK division, the commentary uses pounds sterling amounts as this reflects the way that the Group is managed and gives greater insight into the UK division’s performance as it removes the impact of fluctuations in the US dollar to pounds sterling exchange rate.

UK market

The UK jewelry market grew at a compound rate of 5.3% per annum from 1997 to 2004. In recent years the market has been variable and declined by 2.2% in 2005, grew by 14.0% in 2006 and by 4.2% in 2007, the last full year for which data is available (source: ONS). ONS figures are subject to frequent, and sometimes large revisions. Data for calendar 2008 is due to be published on March 27, 2009. Per capita spend on jewelry in the UK remains at approximately half of the level of the US.

The growth of the UK jewelry market can also be estimated from the volume of hallmarking of jewelry items containing gold carried out by the Assay Offices in the UK. Hallmarking volumes grew at a compound rate of 2.2% from 1997 to 2004. In the last four years the volume has been variable and declined by 17.7% in 2005, by 14.2% in 2006, by 4.8% in 2007 and by 34.2% in 2008.

Market structure

The UK market includes specialty retail jewelers and non-specialty jewelry retailers, such as mail order catalogs, catalog showrooms, department stores, supermarkets and internet based retailers. The retail jewelry market is very fragmented and competitive, with a substantial number of independent specialty jewelry retailers. From business directories, management believes there are approximately 7,500 specialty retail jewelry stores in the UK, which is a similar figure to the previous year.

In the middle market H.Samuel competes with a large number of independent jewelers, only one of which has more than 100 stores. Some competition at the lower end of the H.Samuel product range also comes from a catalog showroom operator, discount jewelry retailers and supermarkets, many of whom have more stores than H.Samuel.

In the upper middle market Ernest Jones competes with independent specialty retailers and a limited number of other upper middle market jewelry brands, the largest three of which had 148, 65 and 31 stores respectively at January 31, 2009.

UK COMPETITIVE STRENGTHS

Store operations and human resources

The ability of the sales associate to explain the merchandise and its value is essential to most jewelry purchases

•	Industry-leading training, with third party accreditation, helps staff provide good customer service

•	93% of store management have passed the Jewellery Education and Training Course 1 accredited by the National Association of Goldsmiths, demonstrating professionalism of staff

•	Management trained to support enhanced sales associate development programs and build general management skills

•	Commission based compensation program developed to improve recruitment and retention of top quality staff

Merchandising

Consumer offered greater value and selection

•	Leading supply chain capability in the UK jewelry sector, which provides better value to the customer

•	Responsive demand-driven merchandise systems to enable swifter response to changes in customer behavior

•	Scale to offer exclusive products improves differentiation from competitors

•	24 hour re-supply capability means items wanted by customers are more likely to be in stock

Marketing

Leading brands in middle market sector

•	Ability to leverage brand perception through scale of marketing spend

•	Leading integrated e-commerce and retail store service within the specialty jewelry sector

•	Marketing database of over 14 million names enables extensive customer relationship marketing

Real estate

Well designed stores in primary locations with high visibility and traffic flows

•	Strict real estate criteria consistently applied over time has resulted in a high-quality store base

•	Revised store format, more suited to selling diamonds, fine jewelry and watches

•	Attractive tenant to landlords

UK BRAND REVIEWS

H.SAMUEL

H.Samuel accounted for 13% of Group sales in fiscal 2009 (fiscal 2008: 14%), and is the largest specialty retail jewelry brand in the UK with an approximate 5% share of the total jewelry market. It serves the core middle market and its customers typically have an annual household income of between £15,000 and £40,000. The brand has nearly 150 years of jewelry heritage. It sells a broad range of gold and silver jewelry, an increasing proportion of diamond merchandise and a wide selection of watches, including Accurist, Citizen, DKNY, Fossil, Rotary, Seiko and Sekonda. It also sells an increasingly focused range of gifts and collectables such as Nao and Swarovski.

H.Samuel had 352 stores at January 31, 2009 (February 2, 2008: 359) and is represented in nearly all large and most medium sized shopping centers with an increasing focus on larger centers. Since September 2005 it has had an e-commerce capability, www.hsamuel.co.uk, which is the most visited UK specialty jewelry website (source: Hitwise).

H.Samuel sales were £250.3 million in fiscal 2009 (fiscal 2008: £256.7 million) and e-commerce sales grew strongly but remain small in the context of the division. The average retail price of merchandise sold in H.Samuel was £48 (fiscal 2008: £44), and sales per store decreased to £0.718 million in fiscal 2009 (fiscal 2008: £0.722 million).

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)	Fiscal 2006	Fiscal 2005
Sales (million)	£250.3	£256.7	£260.8	£256.2	£281.5
Stores at year end	352	359	375	386	398

H.Samuel store data

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)
Number of stores:
Opened during year	5	1	—
Closed during year	(12)	(17)	(11)
Open at end of year	352	359	375
Percentage (decrease)/increase in same store sales	(2.6)%	1.3%	0.7%
Average sales per store in millions (exc. VAT)(2)	£0.718	£0.722	£0.695
Average selling price	£48	£44	£42

(1)	53 week year.
(2)	Including only stores operated for the full financial year.

Customer service is an increasingly key point of differentiation for H.Samuel and therefore staff training remains a priority. Historically the brand’s customers self selected merchandise from window displays and primarily required a ‘cash and wrap’ service. In 2001 this began to change as a more customer oriented store design was implemented. This is reflected in an increase over time in diamond jewelry and watch sales in the merchandise mix, and a rise in the average selling price.

Merchandising initiatives to increase further the differentiation of H.Samuel stores and to reinforce the brand perception as a specialty jeweler continue.

H.Samuel merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	%	%	%
Gold jewelry	30	31	31
Watches	26	25	24
Diamonds and diamond jewelry	22	22	21
Other jewelry	10	10	10
Gifts and other	12	12	14

In fiscal 2009 H.Samuel used television advertising supplemented by advertising in national newspapers and catalog distributions during the Christmas season. For the remainder of the year, a series of themed catalogs displayed in stores, mailed directly to targeted customers and distributed in newspapers were the primary form of marketing.

Real estate

In fiscal 2009, 15 refits or resites were completed (fiscal 2008: 16). At January 31, 2009, 251 stores, accounting for 77% of sales, traded in the more customer oriented store design.

Two refits and resites are planned in fiscal 2010. In future, the cost of store refurbishment is expected to reduce significantly as the structural costs of removing window based displays, to create the more customer oriented store design, will not be repeated. In addition, the period of time between store refits is expected to be longer for the customer oriented store format.

H.Samuel has increasingly focused on bigger stores in larger shopping destinations, where it is better able to offer more specialist customer service and a wider range of jewelry and benefit from the more customer oriented format. This reflects the changing shopping patterns of customers. The number of H.Samuel stores in smaller markets has therefore declined as leases expire or suitable real estate transactions became available. Over the last five years there has been a reduction of 46 stores.

ERNEST JONES

Ernest Jones accounted for 11% of Group sales in fiscal 2009 (fiscal 2008: 12%), and is the second largest specialty retail jewelry brand in the UK with an approximate 4% share of the total jewelry market. It serves the upper middle market and its customers typically have an annual household income of between £30,000 and £50,000. It sells a broad range of diamond and gold jewelry as well as prestige watches such as Breitling, Cartier, Longines, Omega, Rado, Raymond Weil, Rolex and Tag Heuer. It also sells contemporary fashion watches such as Burberry, DKNY, Emporio Armani, Gucci, Hugo Boss and a range of traditional watches including Accurist, Rotary, Seiko and Tissot.

Ernest Jones had 206 stores at January 31, 2009 (February 2, 2008: 204) and is represented in nearly all large shopping centers. Since September 2006, Ernest Jones has had an e-commerce capability, www.ernestjones.co.uk, which is the second most visited UK specialty jewelry website (source: Hitwise).

Where local market size and merchandise considerations allow, a two-site strategy is followed using the Leslie Davis trading name. While having a similar customer profile to Ernest Jones, Leslie Davis is differentiated by a greater emphasis on fashion brands and the store design. There were 15 Leslie Davis stores at January 31, 2009 (February 2, 2008: 16).

Ernest Jones sales were £208.3 million in fiscal 2009 (fiscal 2008: £219.4 million), with e-commerce showing good growth. Sales per store in fiscal 2009 were £1.047 million (fiscal 2008: £1.105 million) and the average selling price was £202 (fiscal 2008: £180).

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)	Fiscal 2006	Fiscal 2005
Sales (million)	£208.3	£219.4	£217.6	£208.5	£220.7
Stores at year end	206	204	206	207	204

Ernest Jones store data(2)

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)
Number of stores:
Opened during year	5	—	1
Closed during year	(3)	(2)	(2)
Open at end of year	206	204	206
Percentage (decrease)/increase in same store sales	(4.0)%	2.9%	1.7%
Average sales per store in millions (exc. VAT)(3)	£1.047	£1.105	£1.079
Average selling price	£202	£180	£163

(1)	53 week year.
(2)	Including Leslie Davis stores.
(3)	Including only stores operated for the full financial year.

During fiscal 2009 an enhanced store design, which had been successfully tested in fiscal 2008, was rolled out to 36 stores (including new stores). An increased emphasis was placed on customer relationship marketing. The quality of staff training was further improved, with over 47% of Ernest Jones staff having gained an externally recognized jewelry industry qualification.

Watch participation in the merchandise mix increased to 35% and Ernest Jones continues to develop its relationships with the leading watch distributors. Diamond jewelry sales declined to 33%.

Ernest Jones merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	%	%	%
Gold jewelry	25	25	25
Watches	35	33	31
Diamonds and diamond jewelry	33	34	35
Other jewelry	5	6	6
Gifts and other	2	2	3

Real estate

During fiscal 2009, 31 refits and resites were completed, including two Leslie Davis stores (fiscal 2008: 11 refits and resites were completed, including three Leslie Davis stores). At January 31, 2009, 82 stores, accounting for 47% of sales, traded in the more customer oriented format (February 2, 2008: 48). 15 refits and resites are planned for fiscal 2010.

The number of Ernest Jones stores has been broadly stable over the last five years. While further locations will be added depending on the availability of both suitable sites and prestige watch agencies, store numbers are expected to be little changed.

UK FUNCTIONAL REVIEWS

UK CUSTOMER SERVICE AND HUMAN RESOURCES

Introduction

Management regards customer service as an essential element in the success of its business, and the division’s scale enables it to invest in industry-leading training. The Signet Jewellery Academy, a multi-year program and framework for training and developing standards of capability, is operated for all store staff. It utilizes a training system developed by the division called the “Amazing Customer Experience” (“ACE”).

In fiscal 2009, the UK division continued to implement its ACE, store manager and head office training programs. An ACE Index customer feedback survey, which management believes gives a more accurate reflection of customers’ experiences, was implemented.

The UK divisional head office staff numbers were reduced in early fiscal 2010 as part of a cost reduction program. Store staff hours continued to be flexed, where possible, to reflect sales volumes. Training remains a priority to improve sales staff’s product knowledge and selling skills.

UK MERCHANDISING AND PURCHASING

Introduction

Management believes that the UK division’s leading position in the UK jewelry sector is an advantage when sourcing merchandise, enabling delivery of better value to the customer. An example of this is its capacity to contract with jewelry manufacturers to assemble products, utilizing directly sourced gold and diamonds. In addition, the UK division has the scale to utilize sophisticated merchandising systems to test, track, forecast and respond to consumer preferences.

The UK division sells an extensive range of merchandise including gold and silver jewelry, watches, diamond and gemstone set jewelry and gifts. As with other UK specialty retail jewelers, most jewelry sold is 9 carat gold, although sales of platinum have been increasing.

UK division merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	%	%	%
Diamonds and diamond jewelry	27	28	28
Gold jewelry	28	28	28
Watches	30	29	28
Other jewelry	7	8	8
Gifts and other	8	7	8

The average unit selling price increased by 9% in fiscal 2009, reflecting price increases implemented in late fiscal 2008 and early fiscal 2009 and merchandise mix changes. The consumer was more cautious in the fourth quarter, with the average unit selling price in the first nine months having been up by 12% over the comparable period and up by only 4% in the fourth quarter. The watch category outperformed, particularly the prestige ranges in Ernest Jones. The key volume lines were increased and performed well. Good inventory management procedures and a better than expected performance in January 2009, resulted in inventories being at their planned level at the year end.

In fiscal 2010, further price increases have been implemented reflecting higher merchandise costs. Key volume lines are expected to be expanded further and management plans to improve the focus of the merchandise selection. It is anticipated that inventory will be reduced by about £10 million.

Suppliers

Merchandise is purchased from a range of suppliers and manufacturers and economies of scale and buying power continued to be achieved by combining the purchases of H.Samuel and Ernest Jones. In fiscal 2009 the five largest of these suppliers (four watch and one jewelry) together accounted for approximately 30% of total UK division purchases, with the largest accounting for just over 7%. Only a small percentage of merchandise is purchased on consignment (see note 11, included in Item 18 “Financial Statements” on page 136).

Direct sourcing

The UK division employs contract manufacturers for approximately 26% of the diamond merchandise sold, thereby achieving cost savings. Some 19% of the UK business’ gold jewelry is manufactured on a contract basis through a buying office in Vicenza, Italy.

Raw materials

Fine gold and loose diamonds account for about 18% and 13% respectively of the merchandise cost of goods sold. The cost of these are determined by international markets and the US dollar to pound sterling exchange rate. Other major categories of goods purchased are watches and other non-jewelry items. In total, between 20% to 25% of cost of goods purchased are made in US dollars. The price of fine gold in pounds sterling increased substantially during fiscal 2009 due to the weakness in the pound sterling against the US dollar. This also adversely impacted the cost of diamonds and some other merchandise. To mitigate these higher costs the UK division increased prices.

UK MARKETING AND ADVERTISING

The UK division has strong and well-established brands and leverages them with advertising (television, print and online), catalogs and the development of customer relationship marketing techniques. Few of its competitors have sufficient scale to utilize all these marketing methods successfully. Marketing campaigns are designed to reinforce and develop further the distinct brand identities. The campaigns for both brands aim to expand the overall customer base and improve customer loyalty. The UK division’s five year record of gross advertising spend is given below:

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)	Fiscal 2006	Fiscal 2005
Gross advertising spend (million)	£12.6	£14.6	£14.6	£15.1	£15.4

(1)	53 week year

Gross marketing spend was reduced to £12.6 million in fiscal 2009 (fiscal 2008: £14.6 million), a decrease of 13%, the ratio to sales being 2.8% (fiscal 2008: 3.1%). H.Samuel continued to use television advertising in the fourth quarter and also tested customer relationship marketing. For Ernest Jones, expenditure was focused on extending customer relationship marketing, which management believes has proven effective. The e-commerce capabilities of both H.Samuel and Ernest Jones were enhanced during the year.

In fiscal 2010, marketing expenditure is planned to be reduced further with more focused television advertising. There is planned to be an increased emphasis on customer relationship marketing and a continued development of e-commerce.

UK REAL ESTATE

Total store capital expenditure was £18.4 million (fiscal 2008: £9.3 million). There was a return to a more normal refit cycle in Ernest Jones following a successful test of a new store design in fiscal 2008 and an increase in store openings because of the completion of major new shopping centers in London, Liverpool and Bristol. At January 31, 2009, 60% of the UK division’s stores (February 2, 2008: 50% of stores) were trading in the open consumer oriented format. At the year end there were 352 H.Samuel stores (February 2, 2008: 359) and 206 Ernest Jones stores (February 2, 2008: 204). In fiscal 2010, store fixed capital investment is planned to be about £8 million.

Recent and planned investment in the store portfolio is set out below:

	Fiscal 2010 Planned			Fiscal 2009	Fiscal 2008	Fiscal 2007
Store refurbishments and relocations		18		46	27	28
New H.Samuel stores		—		4	1	—
New Ernest Jones stores		1		5	—	1
Store fixed capital investment	c.£		£8m	£18m	£9m	£8m

UK INSURANCE LOSS REPLACEMENT BUSINESS

While substantially all the UK division’s sales are made directly to the consumer, management believes, based on its knowledge of the industry, that Signet is the leading UK jewelry retailer in the insurance loss replacement business. This involves the settlement of insurance claims by product replacement through jewelry stores rather than by cash settlements from the insurance company. A lower gross margin is earned on these transactions than on sales to individual customers. However, the UK division benefits from the resulting higher level of sales, greater customer traffic in the stores and the opportunity to create and build relationships with new customers. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the UK division has benefited from insurance companies settling claims in this manner. In fiscal 2009, the proportion of sales generated from the insurance loss replacement business increased slightly.

UK CREDIT OPERATIONS

Following a successful test in early fiscal 2008, the UK division rolled out a third party own-label credit card program in time for the Christmas 2007 trading season. The program continued to grow in fiscal 2009. The roll out was supported by staff training. Drawing on the experience of the US division, the card offers customers a number of different credit options depending on transaction value and customer preference. The card is administered and funded by, and default risk resides with, a third party. The UK division pays a fee for this facility based on a percentage of the transaction value, which varies depending on which credit option is taken by the customer. In fiscal 2009, approximately 4% of the division’s sales value was made through one of these credit programs (fiscal 2008: approximately 3%).

Bank credit card sales are treated as cash transactions and accounted for approximately 30% of sales during fiscal 2009 (fiscal 2008: 30%).

UK MANAGEMENT TOOLS AND COMMUNICATIONS

EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment and distribution and can ensure replacement within 24 hours of any merchandise being sold.

A perpetual inventory process allows store managers to check inventory by product category. These systems are designed to assist in the control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

UK REGULATION

Various laws and regulations affect Signet’s UK operations. These cover areas such as consumer protection, consumer credit, data protection, health and safety, waste disposal, employment legislation and planning and development standards. Management monitors changes in these laws with a view to ensuring that the Group’s practices comply with legal requirements.

GROUP KEY PERFORMANCE INDICATORS

Historic key performance indicators

The key performance indicators, set out below, were judged by the Board to be most useful in measuring the effectiveness of management in delivering the Group’s former growth strategy and managing the business. In the current extremely challenging market conditions the Board does not believe that the historic key performance indicators, and in particular the related targets, are appropriate in judging the progress of the Group.

Historic key performance indicator	Target over economic cycle	Performance over last 5 years
Change in same store sales	up mid single digits	0.5%
Change in net store space	up 5% to 7%	6.2%
Change in total sales at constant exchange rates(1)	up 7% to 10%	4.1%
Change in operating income at constant exchange rates(1)	up 7% to 9%	(11.4)%
Return on capital employed, excluding goodwill	over 20%	19.6%

	Target in fiscal 2009	Performance in fiscal 2009
Movement in net debt excluding exchange adjustments and issue or purchase of Common Shares	an increase in net debt of between $40 million and $80 million	increase of $72.7 million

(1)	See table on page 48 for reconciliation of fiscal 2009 GAAP numbers, and below for definitions.

Key performance indicators for fiscal 2010

The Board has set the following key performance indicators which reflect market conditions and the Group’s focus on risk reduction and cash generation:

•	Maintenance of gross merchandise margin (see page 41) at a level similar to fiscal 2009;

•	Cost savings of $100 million excluding underlying inflation and any change in net bad debt provision;

•	Reduction in inventory of about $100 million;

•	Capital expenditure of about $55 million; and

•	Reduction in net debt, excluding exchange adjustment and issue or purchase of Common Shares, of between $175 million and $225 million.

Other performance data

While performance data continues to be collected by management for many purposes, including training, performance appraisal of individuals, customer service, employment or environmental monitoring, and supply chain performance, none were selected as key performance indicators.

Definition of each historic key performance indicator is given below:

Same store sales performance

The change in same store sales is determined by comparison of sales in stores that were open in both the current and the prior year. Sales from stores that have been open for less than 12 months are excluded from the comparison until their 12 month anniversary. Sales from the 12 month anniversary onward are compared against the equivalent prior period sales within the same store sales comparison. Stores closed in the current financial period are included up to the date of closure and the comparative period is correspondingly adjusted. Stores that have been relocated or expanded, but remain within the same local geographic market, are included within the comparison with no adjustment to either the current or comparative period. Stores that have been refurbished are also included within the comparison except for the period when the refurbishment is taking place, when those stores are excluded from the comparison both for the current year and for the comparative period. Comparisons at the divisional level are made in the local currency and consolidated Group comparisons are made at constant exchange rates and exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the weighted average exchange rate for the current period.

Change in net store space

Net change in store space is the percentage change in store selling space over the prior year measured as at the year end. Store selling space is the area that is open to the consumer and excludes staff rest areas, storage areas and unused space. All stores open on the last day of the financial year are included in the calculation.

Change in total sales at constant exchange rates

See Principal accounting policies Note 1d Revenue recognition in Item 18 “Financial Statements” on page 122 for a definition of sales. The Group comparison is made at constant exchange rates and excludes the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the weighted average exchange rate for the current period.

Change in net operating income at constant exchange rates

Net operating income is the total Group sales less cost of sales and administrative expenses, plus other operating income, all at constant exchange rates. Cost of sales and administrative expenses are defined on page 123.

Return on capital employed (“ROCE”)

ROCE is calculated by dividing the annual operating income by the average monthly capital employed excluding goodwill for that year, expressed as a percentage. Capital employed includes other intangible assets, property, plant and equipment, other non-current receivables, inventories, trade and other receivables; less trade and other payables, deferred income and retirement benefit obligations.

Movement in net debt excluding exchange adjustments and issue or purchase of Common Shares

Movement in net debt is defined as the difference between net debt at the end of the period and that at the beginning of the period, excluding exchange adjustments, and the net movement in equity capital (proceeds from issue of shares less purchase of own shares). Net debt is the total of loans, overdrafts and long term debt less cash and cash equivalents.

C. ORGANIZATIONAL STRUCTURE

The Company has the following subsidiaries carrying on businesses which principally affect the earnings and assets of the Group. The Group is managed as two geographical operating segments, the US and the UK divisions.

	Principal activity	Country of incorporation or registration	Percentage shareholding
US division
Sterling Inc.	Retail jeweler	US	100%
Sterling Jewelers Inc.	Retail jeweler	US	100%
Sterling Jewelers LLC	Retail jeweler	US	100%
Signet US Holdings, Inc.	Holding company	US	100%

UK division
Checkbury Limited	Property holding company	UK	100%
Ernest Jones Limited	Retail jeweler	UK	100%
H.Samuel Limited	Retail jeweler	UK	100%
Leslie Davis Limited	Retail jeweler	UK	100%
Signet Group plc	Holding company	UK	100%
Signet Group Services Limited	Service company	UK	100%
Signet Holdings Limited	Holding company	UK	100%
Signet Trading Limited	Service company	UK	100%

D. PROPERTY, PLANT AND EQUIPMENT

Signet attributes great importance to the location and appearance of its stores. Accordingly, in both Signet’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

US property

Substantially all of Signet’s US stores are leased. In addition to a minimum annual rental, the majority of mall stores are also liable to pay turnover related rent based on sales above a specified base level. In fiscal 2009, most of the division’s mall stores only made base rental payments. Under the terms of a typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditure as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. Towards the end of a lease, management evaluates whether to renew a lease and refit the store, using the same operational and investment criteria as for a new store. Where management is uncertain whether the location will meet the Group’s required return on investment, but the store is profitable, the leases may be renewed for one to three years during which time the store’s performance is further evaluated. There are typically about 200 such mall brand stores at any one time. Jared stores are normally opened on 20 year leases with options to extend the lease. Their rents are not turnover related. A refurbishment of a Jared store is normally undertaken every ten years. At January 31, 2009 the average unexpired lease term of US leased premises was six years and about half of leases had terms expiring within five years. The cost of refitting a store is similar to the cost of fitting out a new store which is about $450,000 for a mall location and about $900,000 for a Jared store. In fiscal 2010 and fiscal 2011, management expects the level of new store openings and refits to be substantially below recent years (see page 26). The investment will be financed by cash flow from operating activities.

The US division leases 15% of its store locations from Simon Property Group and 14% from General Growth Management, Inc. The division has no other relationship with any lessor relating to 10% or more of its store locations.

During the past five financial years, the US business generally has been successful in renewing its store leases as they expire and has not experienced difficulty in securing suitable locations for its stores. No store lease is individually material to the Group’s US operations.

A 340,000 square foot head office and distribution facility is leased in Akron, Ohio. On February 2, 2007 a new 25 year lease was entered into for this facility. On January 1, 2007 a 25 year lease was entered into for a 86,000 square foot office building next door to the head office. Space surplus to the Group’s requirements in this building is currently sublet or is available to be sublet. A 19,000 square foot repair center was opened during fiscal 2006 and is owned by the Group. There are no plans for any major capital expenditure related to the head office and distribution facilities.

UK property

At January 31, 2009, Signet’s UK division traded from seven freehold premises, five premises where the lease had a remaining term in excess of 25 years and 546 other leasehold premises. The division’s stores are generally leased under full repairing and insuring leases (equivalent to triple net leases in the US). Wherever possible Signet is shortening the length of new leases that it enters into, or including break clauses in order to improve the flexibility of its lease commitments. At January 31, 2009, the average unexpired lease term of UK premises with lease terms of less than 25 years was six years, and a majority of leases had either break clauses or terms expiring within five years. Rents are usually subject to upward review every five years if market conditions so warrant. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value. For details of assigned leases and sublet premises see page 62.

At the end of the lease period, subject to certain limited exceptions, UK leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. As current leases expire, Signet believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general area. Signet has not experienced difficulty in securing leases for suitable locations for its UK stores. No store lease is individually material to the Group’s UK operations.

A typical H.Samuel store has historically been refurbished every seven years and an Ernest Jones store every ten years. When a store is refurbished it is normally converted to a more customer oriented design. At January 31, 2009, 71% of H.Samuel stores and 40% of Ernest Jones stores traded in the converted format. It is anticipated that by the end of fiscal 2014 nearly all the UK stores will trade in the converted format. The Group is currently reviewing the refurbishment cycle for the converted H.Samuel stores as the customer oriented format has proven to have a greater durability than the former design. Once a store has been converted to the customer oriented format the cost of subsequent refurbishments is expected to be less. The investment will be financed by cash from operating activities. The cost of refitting an H. Samuel store is typically about £225,000 and for Ernest Jones is about £300,000.

Signet owns a 255,000 square foot warehouse and distribution center in Birmingham, where certain of the UK division’s central administration functions are based as well as e-commerce fulfilment. The remainder are situated in a 36,200 square foot office in Borehamwood, Hertfordshire held on a 15 year lease entered into in 2005. The holding company functions are located in a 7,200 square foot office in central London, on a ten year lease which was entered into in 2005. There are no plans for any major capital expenditure related to offices or the distribution center in the UK.

Distribution capacity

The capacity of the US distribution center was increased in fiscal 2009. As a result of the increased capacity and lower sales volume experienced in fiscal 2009, it is anticipated that there will be sufficient capacity to support medium term sales growth. The UK distribution center has sufficient capacity for the anticipated future requirements of the business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the results of operation and financial condition is based upon the consolidated financial statements of the Group, which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The following information should be read in conjunction with the Group’s financial statements and the related notes included in Item 18 of this annual report on Form 20-F. A number of non-GAAP measures are used by management to analyze and manage the performance of the business and a reconciliation to GAAP is provided where this occurs.

A. OPERATING RESULTS

The key drivers of operating profitability for the Group are the:

•	rate of sales growth;

•	achieved gross merchandising margin;

•	level of cost increases experienced by the Group;

•	balance between the change in same store sales and sales from new store space; and

•	movements in the US dollar to pound sterling exchange rate, as about 25% of the Group’s sales and incomes are generated in the UK and the Group reports its results in US dollars.

These are discussed more fully below.

Sales

Sales performance in both the US and UK divisions is driven by the change in same store sales and contribution from net new store space.

Same store sales are a function of the number of units sold and the average selling price. The average selling price can alter due to changes in the buying patterns of consumers. For example, historically the Group’s customers have been purchasing larger, higher quality diamonds, which has lifted the average selling price.

However, in the current challenging economic environment, the typical consumer has been trading down to smaller, lower quality diamonds. The average selling price is also influenced by changes in the pricing architecture. For example, in early fiscal 2009, price increases were implemented by both the US and UK divisions to reflect the increase in the cost of merchandise, primarily due to the higher cost of gold. Such price increases usually result in an initial reduction in the number of units sold followed by a recovery in volumes, but not to the prior level, all other factors being constant.

A new store typically has sales of about 60% that of a five year old store, and will only contribute to sales for part of the fiscal year in which it is opened. When investing in new space the Group has stringent operating and financial criteria. In the US, the Group had a target of 8% – 10% net new store space growth as management believed that there was considerable opportunity for space growth, especially in off-mall locations. Due to the very challenging economic environment in fiscal 2009, new space growth in the US was reduced to 4%, below the 11% and 10% achieved in fiscal 2007 and fiscal 2008, respectively. In fiscal 2010, it is anticipated that US net space will marginally decrease and net space is unlikely to grow until the economic environment becomes more favorable on a consistent basis and store sales productivity increases. In the UK, a slight decline in space has been typical as the H.Samuel chain withdrew from smaller sized retail markets with limited growth prospects.

Net change in store space

	US	UK	Group
Planned fiscal 2010	(1)%	(2)%	(1)%
Fiscal 2009	4%	1%	3%
Fiscal 2008	10%	(4)%	7%
Fiscal 2007	11%	(2)%	8%

In fiscal 2009, total Group sales fell to $3,344.3 million (fiscal 2008: $3,665.3 million), down by 8.8% on a reported basis and by 5.7% at constant exchange rates (see table on page 48). Same store sales decreased by 8.2% and net new store space contributed 2.5% to sales. See page 44 for further analysis.

Gross merchandise margin

The gross merchandise margin is the difference between the selling price achieved by the Group and the cost of merchandise sold expressed as a percentage of the sales price, and in retail jewelry is above the average for specialty retailers, reflecting the slow inventory turn. Gross merchandise margin dollars is the difference expressed in monetary terms. The trend in gross merchandise margin depends on Signet’s pricing policy, movements in the cost of goods sold, changes in sales mix and the direct cost of providing services such as repairs. In early fiscal 2009 the Group increased prices in both the US and the UK.

In general, the gross merchandise margin of gold jewelry is above that of diamond jewelry, whilst that of watches and gift products is normally below that of diamond jewelry. Within the diamond jewelry category, the gross merchandise margin varies depending on the proportion of the merchandise cost accounted for by the value of the diamonds; the greater the proportion, the lower the gross margin. In addition, the gross merchandise margin of a Jared store is slightly below the mall brands, although at maturity the store contribution percentage of a Jared site is similar to that of a mall store. A change in merchandise mix will therefore have an impact on the Group’s US and UK division’s gross merchandise margin and a change in the proportion of sales from Jared will have an impact on the gross merchandise margin of both the US division and Group. In the US division over recent years to fiscal 2008, the growth of Jared and the increase in sales of higher value diamonds, both of which had been helping to drive same store sales growth, meant that the US gross merchandise margin was expected to show a small decline in most years.

Important factors in determining gross merchandise margin are the cost of polished diamonds and gold. In the US, about 55% of the cost of merchandise sold is accounted for by polished diamonds and about 20% is accounted for by gold. In the UK, diamonds and gold account for about 13% and 18% respectively of merchandise sold. The pound sterling to US dollar exchange rate also has a material impact as the significant proportion of the merchandise sold in the UK is purchased in US dollars. The Group uses gold and currency hedges to reduce its exposure to market volatility but does not do so for polished diamonds. For gold, the hedging period is normally less than one year. For currencies, the hedging period can extend to 24 months, although the majority will normally be for less than 12 months.

The cost of gold has steadily increased during the last three fiscal years, primarily reflecting increased investment demand rather than changes in the usage for jewelry manufacture. During fiscal 2009, the cost of gold at the start and end of the year was about $900 per troy ounce. Since the start of fiscal 2010 the cost of gold has remained volatile and has consistently traded above the $900 level. The future price of gold is uncertain.

The price of diamonds varies depending on their size, cut, color and clarity. The price of diamonds of the size and quality typically purchased by Signet has shown little variation over the last three fiscal years. The price of larger diamonds, in particular those of over three carats, saw significant price increases until the last six months of fiscal 2009, when they declined materially. The demand for diamonds is primarily driven by the manufacture and sale of diamond jewelry. Due to the sharp decline in demand for diamonds in the second half of fiscal 2009, particularly in the US which accounts for about half of worldwide demand, the supply chain is currently overstocked with diamonds. Combined with the reduced levels of credit availability, the oversupply of diamonds may result in much greater volatility in the price of loose polished diamonds of all sizes and qualities than has been experienced in recent years.

The Group uses an average cost inventory methodology and therefore the impact of movements in the cost of diamonds and gold on gross merchandise margin are smoothed. In addition, as jewelry inventory turns slowly, the impact takes some time to be fully reflected in the gross merchandise margin. As inventory turn is faster in the fourth quarter than in the other three quarters, changes in the cost of merchandise are more quickly reflected in the gross merchandise margin in that quarter.

In fiscal 2009, the Group’s gross merchandise margin increased by 90 basis points. See page 46 for further analysis.

Cost of goods sold

The cost of goods sold, which is used to arrive at gross profit, takes into account all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets. The classification of distribution and selling costs varies from company to company and therefore the gross profit percentage may not be directly comparable.

Operating income margin

To maintain the operating income margin, the Group needs to achieve same store sales growth sufficient to offset any adverse movement in gross merchandise margin, any increase in operating costs (including the net bad debt charge) and the impact of immature selling space. Same store sales growth above the level required to offset the factors outlined above, allows the Group to achieve leverage of its fixed cost base and improve operating income margin. Slower sales growth or a sales decline results in a reduced operating income margin. A key factor in driving operating income margin is the level of average sales per store, with higher productivity allowing leverage of expenses incurred in performing store and central functions. Therefore a slower rate of net new space growth is beneficial to operating income margin while an acceleration in growth is adverse.

The impact on net operating income of short term sales variances (either adverse or favorable) is less in the US division than the UK, as certain variable expenses such as turnover-related rent and staff incentives account for a higher proportion of costs in the US business than in the UK division. The impact on net operating income of a sharp, unexpected increase or decrease in same store sales performance is marked. This is particularly so when it occurs in the fourth quarter. In the medium term, there is more opportunity to adjust costs to the changed sales level, but the time taken to do so varies depending on their nature. An example of where it can take a number of months to adjust costs is expenditure on national network television advertising in the US, where the Group makes most of its commitments for the year ahead during its second quarter. It is difficult to reduce base lease costs in the short or medium term as leases in US malls are typically for ten years, in Jared sites for 20 years and in the UK for five plus years.

In fiscal 2009, the Group’s operating income margin before goodwill impairment and relisting costs declined by 290 basis points to 6.9%. See page 46 for further analysis.

Exchange rate impact

Movements in the US dollar to pound sterling exchange rate have an impact on the reported results of the Group as the UK division’s results are translated into US dollars. In fiscal 2010, it is anticipated a one cent movement in the exchange rate impacts income before income tax by some $0.2 million. The Board believes it is inappropriate to hedge this exposure as the UK division’s sales and costs are denominated in pounds sterling.

RESULTS OF OPERATIONS

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Sales	3,344.3	3,665.3	3,559.2
Cost of sales	(2,264.2)	(2,414.6)	(2,266.3)

Gross margin	1,080.1	1,250.7	1,292.9
Selling, general and administrative expenses	(969.2)	(1,000.8)	(979.6)
Other operating income, net	119.2	108.8	91.5

Operating income before goodwill impairment and relisting costs	230.1	358.7	404.8
Impairment of goodwill	(516.9)	—	—
Relisting costs	(10.5)	—	—

Operating (loss)/income	(297.3)	358.7	404.8
Net financing costs	(29.2)	(22.5)	(17.5)

(Loss)/income before income taxes	(326.5)	336.2	387.3
Income taxes	(67.2)	(116.4)	(134.6)

Net (loss)/income	(393.7)	219.8	252.7

The following table sets forth for the periods indicated, the percentage of net sales represented by certain items included in the statements of consolidated income:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	%	%	%
Sales	100.0	100.0	100.0
Cost of sales	(67.7)	(65.9)	(63.7)

Gross margin	32.3	34.1	36.3
Selling, general and administrative expenses	(29.0)	(27.3)	(27.5)
Other operating income, net	3.6	3.0	2.6

Operating income before goodwill impairment and relisting costs	6.9	9.8	11.4
Impairment of goodwill	(15.5)	—	—
Relisting costs	(0.3)	—	—

Operating (loss)/income	(8.9)	9.8	11.4
Net financing costs	(0.9)	(0.6)	(0.5)

(Loss)/income before income taxes	(9.8)	9.2	10.9
Income taxes	(2.0)	(3.2)	(3.8)

Net (loss)/income	(11.8)	6.0	7.1

In the following analysis of results, while the Group performance is given, the focus of the commentary is on the US and UK divisions individually, as this reflects the way that the Group is managed and gives greater insight into the Group’s performance. In addition, while “Cost of goods sold” and “Selling, general and administrative expenses” are commented on, management also provides additional commentary of the movement in operating margin showing the impact of new store space and a more detailed discussion of the movement in gross merchandise margin. The analysis focuses on operating income before goodwill impairment and relisting costs as the exclusion of these one-off charges enables a more meaningful comparison of year-on-year performance. Segmental operating income before goodwill impairment and relisting costs is given in the following table:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Operating (loss)/income, net
US	(236.4)	265.2	318.9
UK	(37.4)	109.3	100.0
Unallocated	(23.5)	(15.8)	(14.1)

Consolidated total	(297.3)	358.7	404.8

Goodwill impairment and relisting costs
US	(408.0)	—	—
UK	(108.9)	—	—
Unallocated	(10.5)	—	—

Consolidated total	(527.4)	—	—

Operating income before goodwill impairment and relisting costs
US	171.6	265.2	318.9
UK	71.5	109.3	100.0
Unallocated	(13.0)	(15.8)	(14.1)

Consolidated total	230.1	358.7	404.8

COMPARISON OF FISCAL 2009 TO FISCAL 2008

Summary of fiscal 2009

•	Same store sales: down by 8.2%

•	Total sales: down by 8.8% to $3,344.3 million

•	Operating margin before impairment and relisting costs 6.9%: down 290 basis points(1)

•	Net operating income: down by 35.9% to $230.1 million before impairment and relisting costs(1)

•	Net income before income tax excluding impairment and relisting costs: down by 40.2% to $200.9 million(1)

•	Earnings per share excluding impairment and relisting costs: $1.57(1)

(1)	See pages 46 and 48 for reconciliation.

Sales

In fiscal 2009, total Group sales decreased to $3,344.3 (fiscal 2008: $3,665.3 million), down by 8.8% on a reported basis and 5.7% at constant exchange rates (see table on page 48). This reflected lower sales in both the US and UK divisions due to the factors discussed below.

Components of fiscal 2009 sales movement

	US	UK	Group
	%	%	%
Same store sales	(9.7)	(3.3)	(8.2)
Change in net new store space	3.4	(0.5)	2.5
Exchange translation	—	(12.0)	(3.1)

Total sales decline (GAAP)	(6.3)	(15.8)	(8.8)

US

In a very challenging retail environment, US same store sales were down 9.7% and total sales were $2,536.1 million (fiscal 2008: $2,705.7 million). Sales performance was primarily driven by the difficult economic conditions with same store sales falling by 6.0% in the first three quarters. Following the sharp deterioration in consumer sentiment in mid September, and a further decline in early December, same store sales in the fourth quarter were 16.1% lower than the comparable quarter in fiscal 2008. Spending by higher income consumers was particularly weak in the fourth quarter, and this was reflected in the performance of Jared. The contribution from net new store space was 3.4%, less than in recent years reflecting a slower rate of expansion. Total sales as reported declined by 6.3% to $2,536.1 million in fiscal 2009 (fiscal 2008: $2,705.7 million). Sales declined in Kay by 3.4% to $1,439.1 million (fiscal 2008: $1,489.6 million), in Jared by 4.0% to $726.2 million (fiscal 2008: $756.4 million) and in the regional brands by 19.3% to $370.8 million (fiscal 2008: $459.7 million).

The average unit selling price increased by 0.3% in fiscal 2009. During the first nine months the increase was 7% (mall brands up by 7% and Jared up by 5%), reflecting the price increases implemented in the first quarter. However, in the fourth quarter the consumer traded down and the average unit selling price decreased by 10% (mall brands down by 7% and Jared down by 4%). The Jared average unit price excludes the impact of the launch of a new charm bracelet range in some stores. The volume of transactions in fiscal 2009 was significantly lower than in fiscal 2008.

UK

In fiscal 2009, same store sales decreased by 3.3% (H.Samuel down by 2.6% and Ernest Jones down by 4.0%). Total sales decreased by 3.8% at constant exchange rates and were $808.2 million as reported (fiscal 2008: $959.6 million). In the first nine months of fiscal 2009, same store sales increased by 0.8% (H.Samuel up by 1.1% and Ernest Jones up by 0.5%). As in the US, the fourth quarter experienced a sharp deterioration in consumer sentiment with the upper end consumer being particularly weak. As a result, same store sales declined by 9.2% (H.Samuel down by 7.8% and Ernest Jones by 11.0%). The impact of changes in net new store space was a decrease of 0.5% and foreign exchange movements reduced reported sales by 12.0%. Sales in pounds sterling declined in H.Samuel by 2.5% to £250.3 million (fiscal 2008: £256.7 million) and in Ernest Jones by 5.1% to £208.3 million (fiscal 2008: £219.4 million).

The average unit selling price increased by 9%, reflecting price increases implemented in late fiscal 2008 and early fiscal 2009 and mix changes. The consumer was more cautious in the fourth quarter, with average unit selling price in the first nine months having been up by 12% over the comparable period and up by only 4% in the fourth quarter. The watch category performed better than average, particularly the prestige ranges in Ernest Jones. The number of key volume lines were increased and performed well. The volume of transactions in fiscal 2009 was significantly lower than in fiscal 2008.

Cost of sales

In fiscal 2009, cost of sales was $2,264.2 million (fiscal 2008: $2,414.6 million), the decline of 6.2% reflecting lower sales partly offset by increases in expenses associated with new stores and a higher cost of gold.

Gross margin

In fiscal 2009, gross margin was $1,080.1 million (fiscal 2008: $1,250.7 million), down by 13.6%. This reflected deleverage of the expense base.

Selling, general and administrative expenses

In fiscal 2009, selling, general and administrative expenses were $969.2 million (fiscal 2008: $1,000.8 million), down by 3.2%. This decrease reflected expense savings and the impact of the change in the pound sterling to US dollar exchange rate on selling, general and administrative expenses in the UK division and Group function.

Other operating income

In fiscal 2009, other operating income was $119.2 million (fiscal 2008: $108.8 million), up by 9.6%. This primarily reflected the decline in US sales being more than offset by the growth of sales funded by the in-house credit card which rose to 53.2% of total sales (fiscal 2008: 52.6%) and a lower monthly collection rate of 13.1% (fiscal 2008: 13.9%).

Net operating income before goodwill impairment and relisting costs

Net operating income excluding impairment and relisting costs was $230.1 million (fiscal 2008: $358.7 million) and operating margin was 6.9% (fiscal 2008: 9.8%). On a reported basis there was a net operating loss of $297.3 million. The factors influencing the lower operating margin are set out below.

Operating margin movement before goodwill impairment and relisting costs

	US	UK	Group
	%	%	%
Fiscal 2008 margin	9.8	11.4	9.8	(1)
Gross merchandise margin	1.2	—	0.9
Expenses	(3.8)	(2.6)	(3.5)
New store space	(0.4)	—	(0.3)

Fiscal 2009 margin before goodwill impairment and relisting costs	6.8	8.8	6.9	(1)

(1)	Includes unallocated costs, principally Group costs.

US

Operating income before goodwill impairment was $171.6 million (fiscal 2008: $265.2 million). The operating margin was 6.8% (fiscal 2008: 9.8%), see table above for an analysis of the movement. Gross merchandise margin rate was ahead of expectations and increased by 120 basis points compared to last year, with a particularly strong performance in the fourth quarter. This reflected price increases implemented during the first quarter of fiscal 2009 and favorable changes in mix resulting from management initiatives, including the planned expansion of exclusive merchandise, which more than offset commodity cost increases. There was a negative impact of 380 basis points reflecting the deleverage of the underlying cost base due to the decline in same store sales, which included the impact of the adverse move in performance of the receivables portfolio, and of 40 basis points due to the impact of new store space.

The bad debt charge, at 4.9% of total sales (fiscal 2008: 3.4%), was well above the tight range of the past ten years. The increase in bad debt was partially offset by higher income from the receivables portfolio. Credit participation increased somewhat to 53.2% (fiscal 2008: 52.6%) reflecting a higher level of applications offset by a significant increase in the level of credit applications rejected. The fall in credit acceptance rate reflected management action to reduce exposure to particular customer attributes and a lower proportion of customers satisfying the US division’s credit requirements.

Overall the expense base in fiscal 2009 was similar to fiscal 2008, excluding the impact of new space. Tight control of costs offset the increase in net bad debt charge and inflationary cost increases in occupancy, utilities, freight and staff wage rates. Actions taken included reductions in store staff hours partly to reflect lower transaction volumes, significantly lower levels of radio advertising and savings in central costs.

UK

Net operating income before goodwill impairment was $71.5 million (fiscal 2008: $109.3 million) and the operating margin was 8.8% (fiscal 2008: 11.4%), see table above for an analysis of the movement. The gross merchandise margin rate was unchanged with price increases offsetting adverse mix changes, greater promotional activity and higher commodity costs. There was a negative impact of 260 basis points reflecting the deleverage of the underlying cost base due to the decline in same store sales.

Overall, a tight control of expenses resulted in the underlying cost base in fiscal 2009 being broadly similar to that in fiscal 2008. Actions taken included reductions in staff costs and changes in the marketing strategy for Ernest Jones.

Group costs

Group central costs were $13.0 million in fiscal 2009 (fiscal 2008: $15.8 million), largely due to the movement in the pound sterling to US dollar exchange rate, as well as a foreign exchange gain more than offsetting an underlying increase in costs.

Goodwill impairment

Following the move of listing to the New York Stock Exchange (“NYSE”) and the adoption of US GAAP, goodwill of $486.3 million relating to acquisitions made by the Group in 1990 or earlier was required to be reflected on the balance sheet.

The Group undertakes an annual goodwill impairment test at its year end or when there is a triggering event. In fiscal 2009, in addition to the annual impairment review, there were a number of triggering events in the fourth quarter due to a significant decline in profitability reflecting the impact of the economic downturn on the Group’s operations, and the even greater decline in its share price resulting in a substantial discount of the market capitalization to net tangible asset value (that is shareholders’ funds excluding intangible assets). An evaluation of the recorded goodwill was undertaken and it was determined that it was impaired. Accordingly, to reflect the impairment, the Group recorded a non-cash charge of $516.9 million was recorded, which eliminated the value of goodwill on its balance sheet. See “Critical accounting policies” on page 63 and Item 18 “Financial Statements Note 12” on page 137 for further details. The goodwill write off has no impact on the Group’s borrowing agreements or the net tangible assets of the Group. The Predecessor Company which used IFRS to prepare its financial statements, reflected only $30.6 million of goodwill on its balance sheet.

Relisting costs

On September 11, 2008, the primary listing of the Group moved to the NYSE from the LSE and the parent company of the Group became Signet Jewelers Limited, a Bermuda domiciled company. The non-recurring costs associated with these changes amounted to $10.5 million.

Financial items

Net financing costs rose to $29.2 million (fiscal 2008: $22.5 million), the increase being primarily due to higher levels of net debt.

(Loss)/income before income tax

In fiscal 2009, Group loss before income tax was $326.5 million (fiscal 2008: income of $336.2 million). Excluding goodwill impairment and relisting costs, Group income before income tax was $200.9 million down by 40.2% on a reported basis and by 38.0% on a constant exchange rate basis (see table on page 48).

Provision for income tax

The income tax charge was $67.2 million (fiscal 2008: $116.4 million), an underlying effective tax rate before goodwill impairment and relisting costs of 33.5% (fiscal 2008: 34.6%). The decline of 1.1% in the underlying effective rate reflected a lower proportion of profits from the US division and a reduced level of expenditure disallowable for tax than in fiscal 2008. It is expected that, subject to the outcome of various uncertain tax positions, the Group’s underlying effective tax rate in fiscal 2010 will be approximately 36%, primarily due to an anticipated higher proportion of expenditure disallowable for tax in relation to income before tax.

Net (loss)/income

The net loss for fiscal 2009 was $393.7 million (fiscal 2008: $219.8 million net income). Excluding the impairment to goodwill and relisting costs, net income for fiscal 2009 was $133.7 million (fiscal 2008: $219.8 million) (see table on page 48).

(Loss)/earnings per share

On a reported basis, basic and diluted loss per share were $4.62 (fiscal 2008 earnings per share: basic $2.58 and diluted $2.55). Basic and diluted earnings per share excluding the impairment of goodwill and relisting costs were both $1.57, see table below.

Impact of goodwill impairment, relisting costs and exchange rates table

	Fiscal 2009	Fiscal 2008	Growth at actual exchange rates	Impact of goodwill impairment and relisting	Fiscal 2009 recalculated (non- GAAP)	Impact of exchange rate movement	Fiscal 2008 at constant exchange rates (non- GAAP)	Fiscal 2009 growth at constant exchange rates (non- GAAP)
	$m	$m	%	$m	$m	$m	$m	%
Sales by origin and destination:
US	2,536.1	2,705.7	(6.3)	—	2,536.1	—	2,705.7	(6.3)
UK	808.2	959.6	(15.8)	—	808.2	(119.9)	839.7	(3.8)

	3,344.3	3,665.3	(8.8)	—	3,344.3	(119.9)	3,545.4	(5.7)

Operating (loss)/income:
US	(236.4)	265.2	n/a	408.0	171.6	—	265.2	(35.3)
UK	(37.4)	109.3	n/a	108.9	71.5	(13.7)	95.6	(25.2)
Unallocated	(23.5)	(15.8)	48.7	10.5	(13.0)	2.0	(13.8)	(5.8)

	(297.3)	358.7	n/a	527.4	230.1	(11.7)	347.0	(33.7)

(Loss)/income before income taxes	(326.5)	336.2	n/a	527.4	200.9	(12.2)	324.0	(38.0)

Net (loss)/income	(393.7)	219.8	n/a	527.4	133.7	(7.9)	211.9	(36.9)

Basic (loss)/earnings per share	$(4.62)	$2.58	n/a	$6.19	$1.57	$(0.09)	$2.49	(36.9)
Diluted (loss)/earnings per share	$(4.62)	$2.55	n/a	$6.19	$1.57	$(0.09)	$2.46	(36.2)

COMPARISON OF FISCAL 2008 TO FISCAL 2007

Summary of fiscal 2008

•	Same store sales: down by 0.7%

•	Sales: up by 3.0% to $3,665.3 million

•	Operating margin of 9.8%: down 160 basis points

•	Net operating income: down by 11.4% to $358.7 million

•	Net income before income tax: down by 13.2% to $336.2 million

•	Net income: down by 13.0% to $219.8 million

•	Diluted earnings per share: down by 10.8% to $2.55

Fiscal 2008 was a 52 week year while fiscal 2007 was a 53 week year. Therefore to demonstrate better the underlying trends within the business, percentage changes of sales at constant exchange rates and same store sales, use the 52 weeks to February 3, 2007 as the comparable period.

Sales

In fiscal 2008, total Group sales rose to $3,665.3 million (fiscal 2007: $3,559.2 million), up by 3.0% on a reported basis and by 3.2% on a 52 week constant exchange rate basis. The factors impacting this in the US and UK divisions are discussed below. Group same store sales were down by 0.7% and net new store space contributed 3.9%.

Components of fiscal 2008 sales growth

	US	UK	Group
	%	%	%
Same store sales	(1.7)	2.0	(0.7)
Change in net new store space	5.8	(1.1)	3.9
Exchange translation	—	6.5	1.7

Total sales growth on a 52 week basis	4.1	7.4	4.9
Impact of 53rd week in fiscal 2007	(2.1)	(1.6)	(1.9)

Total sales growth (GAAP)	2.0	5.8	3.0

US

Same store sales growth slowed in the first nine months of fiscal 2008 to 2.7%, with the gift giving events of Valentine’s Day and Mother’s Day being disappointing. The very important fourth quarter was particularly difficult with same store sales declining by 8.6%, resulting in a full year decline of 1.7%. The contribution from new store space was 5.8% and the 53rd week in fiscal 2007 was adverse by 2.1%. Total sales as reported rose by 2.0% (see table above). The average selling price increased to $394 (fiscal 2007: $374), primarily reflecting the consumer buying more expensive merchandise and the growth of Jared which has a higher average selling price than the Group’s mall based brands. The volume of transactions reduced.

UK

Same store sales growth was 2.0%, an encouraging performance in an increasingly challenging marketplace. As in the US, performance in the first nine months of fiscal 2008 was stronger at 4.7%, but became more difficult in the fourth quarter with same store sales declining by 1.7%. The impact of changes in net new store space was a decrease of 1.1%, foreign exchange movements increased reported sales by 6.5% and the 53rd week in fiscal 2007 was adverse by 1.6%. Total sales as reported increased by 5.8% (see table above). The average selling price increased to £68 (fiscal 2007: £63), primarily reflecting the consumer buying more expensive merchandise in line with the strategy being followed by the division. The volume of transactions reduced.

Cost of goods sold

In fiscal 2008, cost of goods sold was $2,414.6 million (fiscal 2007: $2,266.3 million), the increase reflecting increased sales and costs associated with new stores.

Gross margin

In fiscal 2008, gross margin was $1,250.7 million (fiscal 2007: $1,292.9 million), down by 3.3%. This reflected the decline in same store sales and gross merchandise margin in the US division reflecting increases in cost of gold and unfavourable changes in merchandise mix, with little change in the UK.

Selling, general and administrative expenses

In fiscal 2008, selling, general and administrative expenses were $1,000.8 million (fiscal 2007: $979.6 million), up by 2.2%. This reflected increases in the resources to support the growth of the US division and the impact of exchange rate movements on a broadly stable UK cost base.

Other operating income

In fiscal 2008, other operating income was $108.8 million (fiscal 2007: $91.5 million), up by 18.9%. This primarily reflected the growth in sales funded by the in-house credit card which rose to 52.6% of total sales (fiscal 2007: 51.7%) and a lower monthly collection rate of 13.9% (fiscal 2007: 14.6%).

Net operating income

In fiscal 2008, Group operating income fell to $358.7 million (fiscal 2007: $404.8 million), down by 11.4% on a reported basis and by 11.7% on a 52 week constant exchange rate basis (see table on page 51). Group operating margin decreased to 9.8% (fiscal 2007: 11.4%) a decline of 160 basis points (see table below). This reflected a lower operating margin in the US division, an increased operating margin in the UK division, Group central costs increasing to $15.8 million (fiscal 2007: $14.1 million) reflecting the impact of exchange translation movements and higher professional fees.

Net operating income margin movement

	US %	UK %	Group %

Fiscal 2007 margin	12.0	11.0	11.4 (1)
Impact of 53rd week	0.2	(0.2)	0.1

Fiscal 2007 margin on 52 week basis	12.2	10.8	11.5
Gross merchandise margin	(0.3)	(0.6)	(0.4)
Expenses	(1.5)	1.2	(0.9)
New store space	(0.6)	—	(0.4)

Fiscal 2008 margin	9.8	11.4	9.8 (1)

(1)	Includes unallocated costs, principally Group costs.

US

In fiscal 2008, net operating income decreased to $265.2 million (fiscal 2007: $318.9 million), down by 16.8% on a reported basis and by 16.7% at constant exchange rates on a 52 week basis (see table on page 51). The operating margin was 9.8% (fiscal 2007: 12.0%), down 220 basis points. This reflected expense deleverage of 150 basis points due to the same store sales decline, the impact of additional immature space of 60 basis points, an adverse movement in gross merchandise margin percentage of 30 basis points and the impact in fiscal 2007 of the 53rd week of 20 basis points (see table above). The ratio of net bad debt to sales deteriorated to 3.4% (fiscal 2007: 2.8%) but was largely offset by additional income on the receivables portfolio due to the lower monthly collection rate, these factors are reflected in the movement in expenses.

UK

In fiscal 2008, net operating income increased to $109.3 million (fiscal 2007: $100.0 million), up by 9.3% on a reported basis and by 6.2% at constant exchange rates on a 52 week basis (see table on page 51). The operating margin was 11.4% (fiscal 2007: 11.0%), up 40 basis points. The division’s gross merchandise margin was down by 60 basis points, primarily caused by changes in mix due to the strong performance of the watch category, some impact from commodity costs and an increasing proportion of sales from Ernest Jones. A tight control of costs was maintained and resulted in a 120 basis point benefit to operating margin but the benefit to fiscal 2007 of the 53rd week had an adverse impact of 20 basis points (see table above).

Financial items

In fiscal 2008, interest income was $6.3 million (fiscal 2007: $16.7 million), the decrease reflecting cash resources being used to buy back shares and the high cash balances held in the prior period due to the unwinding of the securitization borrowing facility. In fiscal 2008, interest expense was $28.8 million (fiscal 2007: $34.2 million), the decrease reflecting a lower level of borrowing than in fiscal 2007.

Income before income tax

In fiscal 2008 Group income before income tax decreased to $336.2 million (fiscal 2007: $387.3 million), down by 13.2% on a reported basis and by 13.8% on a 52 week constant exchange rate basis (see table below). The 53rd week contributed some $3.2 million to income before income tax in fiscal 2007.

Provision for income tax

The charge of $116.4 million in fiscal 2008 (fiscal 2007: $134.6 million) represented an effective tax rate of 34.6% (fiscal 2007: 34.8%).

Net income

In fiscal 2008, net income for the financial period fell by 13.0% to $219.8 million (fiscal 2007: $252.7 million), a decrease of 13.8% at constant exchange rates on a 52 week basis (see table below).

Earnings per share

In fiscal 2008, basic earnings per share was $2.58 (fiscal 2007: $2.92), down by 11.6% on a reported basis and by 12.8% at constant exchange rate basis (see table below). Diluted earnings per share was $2.55 (fiscal 2007: $2.86), down by 10.8% on a reported basis and by 11.8% at constant exchange rates (see table below).

Impact of exchange rates table

	Fiscal 2008	Fiscal 2007	Growth at actual exchange rates	Impact of 53rd week	Fiscal 2007 on 52 week basis at actual exchange rates (non- GAAP)	Fiscal 2008 52 week growth at actual exchange rates (non- GAAP)	Impact of exchange rate movement	Fiscal 2007 on 52 week basis at constant exchange rates (non- GAAP)	Fiscal 2008 52 week growth at constant exchange rates (non- GAAP)
	$m	$m	%	$m	$m	%	$m	$m	%
Sales by origin and destination:
US	2,705.7	2,652.1	2.0	(52.2)	2,599.9	4.1	—	2,599.9	4.1
UK	959.6	907.1	5.8	(13.2)	893.9	7.4	57.0	950.9	0.9

	3,665.3	3,559.2	3.0	(65.4)	3,493.8	4.9	57.0	3,550.8	3.2

Operating income:
US	265.2	318.9	(16.8)	(0.5)	318.4	(16.7)	—	318.4	(16.7)
UK	109.3	100.0	9.3	(3.3)	96.7	13.0	6.2	102.9	6.2
Unallocated	(15.8)	(14.1)	n/a	—	(14.1)	n/a	(0.9)	(15.0)	n/a

	358.7	404.8	(11.4)	(3.8)	401.0	(10.5)	5.3	406.3	(11.7)

Income before income taxes	336.2	387.3	(13.2)	(3.2)	384.1	(12.5)	6.1	390.2	(13.8)

Net income	219.8	252.7	(13.0)	(2.1)	250.6	(12.3)	4.3	254.9	(13.8)

Earnings per share	$2.58	$2.92	(11.6)	$(0.02)	$2.90	(11.0)	$0.06	$2.96	(12.8)
Diluted earnings per share	$2.55	$2.86	(10.8)	$0.02	$2.84	(10.2)	$0.05	$2.89	(11.8)

B. LIQUIDITY AND CAPITAL RESOURCES

The following table provides a summary of the Group’s cash flows for fiscal 2009, fiscal 2008 and fiscal 2007:

Summary cash flow

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Net (loss)/income	(393.7)	219.8	252.7
Adjustments to reconcile to cash flows provided by operations	653.5	113.8	115.3

Cash flows provided by operations	259.8	333.6	368.0
Changes in operating assets and liabilities	(95.4)	(192.8)	(168.7)

Net cash from operating activities	164.4	140.8	199.3
Net cash flows used in investing activities	(113.3)	(139.4)	(123.8)

	51.1	1.4	75.5
Dividends paid	(123.8)	(123.9)	(108.7)
Net change in common shares	0.1	(23.0)	(55.7)

	(72.6)	(145.5)	(88.9)
Proceeds of debt during year	160.6	31.1	136.0

Net increase/(decrease) in cash and cash equivalents	88.0	(114.4)	47.1

The following table provides a reconciliation of the Group’s movement in net debt for fiscal 2009, fiscal 2008 and fiscal 2007:

Reconciliation of movement in net debt

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Cash and cash equivalents less total debt at start of year	(374.6)	(233.2)	(174.5)
Change in net debt during year:
Net increase/(decrease) in cash and cash equivalents	88.0	(114.4)	47.1
Proceeds of debt during year	(160.6)	(31.1)	(136.0)

	(72.6)	(145.5)	(88.9)
Effect of exchange rate changes:
Effect of exchange rate changes on cash and cash equivalents	(32.9)	3.8	12.3
Effect of exchange rate changes on debt	9.4	0.3	17.9

	(23.5)	4.1	30.2

Cash and cash equivalents less total debt at end of year	(470.7)	(374.6)	(233.2)

It is the objective of the Board to maintain a strong balance sheet as it regards financial stability as a competitive advantage. Another important factor in determining financial stability is liquidity, or access to cash. In the current environment these two factors take on additional importance. Operating activities provide the primary source of cash and depend on a number of factors, such as:

•	net income, which is primarily influenced by sales and operating income margins;

•	changes in the level of inventory;

•	proportion of US sales made on the in-house credit card and the average monthly collection rate of the credit balances;

•	seasonal pattern of trading; and

•	working capital movements associated with changes in store space.

Other sources of cash are increased borrowings or the issue of Common Shares for cash.

Cash flow from operating activities

As a retail business the Group receives cash when it makes a sale to a customer or when the payment has been processed by the relevant bank if the payment is made by credit or debit card. In the US division, where the customer makes use of credit provided by the Group, the cash is received over a period of time. In fiscal 2009, 53.2% (fiscal 2008: 52.6%) of the US division’s sales were made using credit provided by the Group. The average monthly collection rate from the credit portfolio was 13.1% (fiscal 2008: 13.9%).

The Group purchases merchandise and it typically pays for it about 30 days after receipt. Due to the nature of specialty retail jewelry, it is usual for inventory to be held for approximately 12 months before it is sold. In addition, the Group, principally in the US, holds consignment inventory, which at January 31, 2009 amounted to $202.1 million (February 2, 2008: $221.5 million). The principal terms of the consignment agreement, which can generally be terminated by either party, are such that the Group can return any or all of the inventory to the relevant supplier without financial or commercial penalties. If the Group sells any consignment inventory, it becomes liable to the supplier for the cost of the item.

The Group’s largest class of operating expense relates to staff costs. These are typically paid on a weekly, two weekly or monthly basis, with annual bonus payments also being made. Operating lease payments in respect of the stores occupied by the Group are normally paid on a monthly basis by the US division and on a quarterly basis by the UK division. Payment for advertising on television, radio or in newspapers is usually made between 30 and 60 days after the advertisement appears. Other expenses have various payment terms, none of which are material.

Changes in operating assets and liabilities

The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of sales and movements in the pound sterling to US dollar exchange rate. As inventory is purchased for the fourth quarter, there is a working capital outflow which reaches its highest levels in mid to late November. This position then reverses over the key selling period of November and December. The working capital needs of the business are then relatively stable from January to August.

Growth in same store sales will normally result in a smaller rate of increase in inventory than in same store sales and, in the US, a proportionate increase in receivables if credit participation levels remain the same and an increase in deferred revenue. Similarly, a decrease in sales would be expected to result in a reduction in working capital. The cessation of the initiative to directly source rough diamonds is expected to reduce the Group’s working capital requirements.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the additional investment required to fund sales in the US utilizing the in-house credit card. Of the total investment required to open a new store between 65% and 75% is typically accounted for by working capital. The reduction in the planned rate of space growth in the US division means that the difference between the level of net debt in the first half of the year and the peak level will be lower in future than it was in recent years.

Capital resources

The majority of the Group’s assets are financed from retained earnings. In addition, the Group has various credit agreements.

At February 3, 2008 these included a $380 million note purchase agreement that had between 5 and 10 years remaining and a $390 million revolving credit agreement with just over two years remaining. In June 2008, Signet replaced the $390 million revolving credit agreement with a five year $520 million revolving credit agreement with substantially the same covenants.

Discussions to make amendments to, and reduce the size of, the Group’s borrowing facilities were initiated by Signet in November 2008, in light of a significant deterioration in the economic environment. The goal of the discussions was to provide the Group with additional financial flexibility in the medium term, while more appropriately structuring the borrowing facilities required by the significantly lower level of net debt now expected based on the Group’s revised operating and expansion strategies. Signet was compliant with the terms of the original borrowing agreement for the year ended January 31, 2009.

Under the amended agreements, Signet repaid $100 million of the notes at par plus accrued interest on March 18, 2009 and the revolving credit agreement was reduced in size to $370 million on March 13, 2009. In addition, the margins paid on the revolving credit agreement and the coupon on the notes have been increased. The most stringent condition under the original agreements was a fixed charge cover covenant. The definition of this covenant has been amended to include depreciation in the earnings, and exclude service charges and rates from expenses. This covenant is set at 1.4:1, using the amended definition, until the end of fiscal 2012, equivalent to a reduction to about 1.1:1 from 1.4:1 under the former definition of fixed charge cover. The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013 and thereafter is set at 1.85:1. The amended agreements also reduce the permitted ratio of net debt to earnings before interest, tax, depreciation and amortization covenant to 2:1 from 3:1 (2.5:1 in the third quarter of each fiscal year) until the end of the fiscal year 2013 and places restrictions on the Group’s ability to undertake certain activities, including cash distributions to shareholders. A more detailed description of the amendments is set out on page 58. Amendment fees and other related costs of $9.5 million will be charged in fiscal 2010.

In addition, the Group has a 364 day $100 million conduit facility that expires in October 2009.

The Group’s level of borrowings fluctuates during the year reflecting the cash flow performance of the Group, which depends on the factors described above. The Board believes that the committed long term borrowing facilities (described more fully on page 58), currently available to the Group are sufficient for both its present and near term requirements. In fiscal 2009, the peak level of net debt was about $670 million (fiscal 2008: about $620 million). In fiscal 2010, the peak net debt is expected to be substantially lower.

The following table provides a summary of the Group’s working capital position and capitalization as at January 31, 2009, February 2, 2008 and February 3, 2007:

	January 31, 2009	February 2, 2008	February 3, 2007
	$m	$m	$m

Working capital (current assets less current liabilities)	1,675.9	1,776.3	1,723.5
Capitalization
Net debt (long term debt plus loans and overdrafts less cash and cash equivalents)	470.7	374.6	233.2
Shareholders’ equity	1,609.7	2,321.2	2,227.9

Total capitalization	2,080.4	2,695.8	2,461.1

Additional amounts available under credit agreements	432.5	553.7	384.5

The following table provides the Group’s relevant measures of liquidity and capital resources as at January 31, 2009, February 2, 2008 and February 3, 2007:

	January 31, 2009	February 2, 2008	February 3, 2007
Net debt to shareholders equity (excluding goodwill) ratio	29.2%	21.2%	13.9%
Net tangible asset value (1)	1,585.8	1,743.2	1,671.9
Net debt to earnings before interest, tax, depreciation and amortization	1.4x	0.8x	0.5x
Fixed charge cover (2)	1.5x	1.8x	2.0x
Revised fixed charge cover (3)	1.9x	n/a	n/a

(1)	net worth as defined in the Group’s credit agreements.

(2)	ratio of earnings before interest, tax, amortization, and rents to net interest expenditure plus rents, rates and operating lease expenditure.
(3)	ratio of earnings before interest, tax, depreciation, amortization and rents to net interest expenditure plus rents.

Credit rating

The Group does not have a public credit rating.

Operating activities

In fiscal 2009, net cash flow provided by operating activities increased to $164.4 million (fiscal 2008: $140.8 million), although there was a net loss of $393.7 million (fiscal 2008: $219.8 million net income). The adjustments for non-cash items were $653.5 million (fiscal 2008: $113.8 million) and included the impairment to goodwill of $516.9 million. The adjustment for depreciation and amortization in fiscal 2009 at $114.5 million was similar to fiscal 2008. Therefore cash flow provided by operations was $259.8 million (fiscal 2008: $333.6 million).

In fiscal 2009, there was a much smaller outflow from operating assets and liabilities of $95.4 million (fiscal 2008: outflow of $192.8 million). There was a decrease in inventories of $12.7 million compared to an increase of $96.8 million in fiscal 2008, given the much reduced space growth in the US division and tight control of inventory on both sides of the Atlantic. In addition, the level of accounts receivable reduced by $20.5 million reflecting the decline in sales in the US division partly offset by a slower collection rate of outstanding receivables (fiscal 2008: $56.2 million increase). There was also a substantial increase in the adverse impact of exchange rate changes on currency swaps of $49.6 million (fiscal 2008: $1.9 million). The Group has historically swapped pound sterling deposits into US dollars on a short term basis to reduce the level of US dollar debt. The size of such cash deposits fluctuates during the year and also reflects an historic restriction on dividend payments by the UK division. In the fourth quarter of fiscal 2009, following a ruling by the High Court of Justice in England & Wales, the Group had a greatly increased ability to reduce the size of the pound sterling cash deposits on a permanent basis by paying dividends up through the corporate structure. Advantage was taken of this to significantly reduce the future exposure of the Group’s liquidity position to changes in the pound sterling to US dollar exchange rate.

The change in inventory and receivables is driven by the performance of the Group’s existing stores and the net change in store space. In fiscal 2009, the increase in space in the US division was about 4% (fiscal 2008: 10%), and so the investment in inventory and receivables was significantly reduced from the level in fiscal 2008. In the UK division, the change in net store space was not significant. The following table provides a summary of the Group’s movement in inventory and account receivables as a result of new space growth in the US and the performance of the rest of the Group’s operations for fiscal 2009, fiscal 2008 and fiscal 2007:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Increase in inventory due to new space in US	39.6	78.5	80.2
Other (decrease)/increase in inventory	(52.3)	18.3	37.9

Total (decrease)/increase in inventory	(12.7)	96.8	118.1

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Increase in accounts receivables due to new space in US	27.0	40.3	39.2
Other (decrease)/increase in accounts receivable	(47.5)	15.9	54.1

Total (decrease)/increase in accounts receivable	(20.5)	56.2	93.3

Investing activities

Net cash flow used in investing activities was $113.3 million (fiscal 2008: $139.4 million) as a result of reduced store investment in the US partly offset by an increased number of Ernest Jones refurbishments. The free cash inflow in fiscal 2009 was $51.1 million (fiscal 2008: $1.4 million). See below for further discussion.

The rate of space expansion in the US, level of store refurbishment and relocation varies from year to year and purchases of property, plant and equipment reflect these changes. The Group typically carries out a major refurbishment of its stores every ten years but does have some discretion as to the timing of such expenditure. The other major area of investment is in management information systems. The following table provides a summary of the Group’s capital additions as a result of new space growth in the US and other additions in the US and of capital additions in the UK and unallocated for fiscal 2009, fiscal 2008 and fiscal 2007:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Capital additions due to new space in US	39.0	60.1	57.3
Other capital additions in US	37.7	51.0	43.8

Capital additions in US	76.7	111.1	101.1
Capital additions in UK and unallocated	38.2	29.3	23.3

Total purchases of property, plant, equipment and other intangible assets	114.9	140.4	124.4

Ratio of capital additions to depreciation and amortization in US	91.3%	154.1%	164.9%
Ratio of capital additions to depreciation and amortization in UK	124.9%	68.4%	62.8%
Group ratio of capital additions to depreciation and amortization	100.3%	123.3%	126.4%

In fiscal 2009, in the US, capital additions were less than depreciation and amortization as net space growth was only 4%. The slower growth rate reflected the use of more cautious sales forecasts, reflecting the challenging economic environment, in the evaluation of store investment proposals. As a result fewer new stores were opened and more stores were closed at the end of leases, rather than the lease being renewed and the store refurbished. The Group continued to use the same investment hurdle rate of a 20% internal rate of return on a pre tax basis over a five year period assuming the release of working capital at the end of the five years. In fiscal 2008 and fiscal 2007, capital additions were greater than depreciation and amortization as the rate of net space growth was 10% and 11% respectively. Capital expenditure accounts for about 25% of the investment in a new Jared store and for about 40% of the investment in a mall store. The balance is accounted for by investment in inventory and the funding of receivables.

In the UK, there was a return to a more normal level of store refurbishment in fiscal 2009 after a below average level in fiscal 2008 and fiscal 2007. This reflected the development of an enhanced store design for Ernest Jones that was tested in fiscal 2008, which resulted in some store refurbishments being delayed and the commencement of the roll-out of the design in fiscal 2009.

Financing activities

The major items within financing activities are discussed below.

Dividends paid

In fiscal 2009, total equity dividends of $123.8 million (fiscal 2008: $123.9 million) were paid. Historic dividend per share amounts have been restated to reflect the one-for-20 share consolidation that took place on September 11, 2008. In July 2008, a dividend of $1.2634 per share was paid (July 2007: $1.2634) and in November 2008 an interim dividend of $0.192 per share was paid (November 2007: $0.192). In the light of economic prospects and financial market conditions, as well as a focus on debt reduction, the Board concluded that it is not currently appropriate to pay dividends. This policy is reflected in the amended borrowing agreements. As a result the $107.6 million and $107.4 million outflows in both July 2007 and July 2008 respectively, relating to the timing of dividend payments, will not be repeated in fiscal 2010.

The Board evaluated dividend policy in light of the substantial increase in economic and financial sector uncertainties and the needs of the business, taking into consideration the significant competitive advantages of a strong balance sheet and financial flexibility. Subsequent to this evaluation the Group entered into amended borrowing agreements which included restrictions on making shareholders returns. Under the amended facility agreement no “Shareholder Returns” (defined as including dividends, share buybacks or other similar payments) shall be made in fiscal 2010 or fiscal 2011, and thereafter such returns may only be made if the fixed charge cover is above 1.7:1, the Group is in compliance with the amended facility and the Group can demonstrate projected compliance with the fixed charge cover for the following 12 months. In addition to the $100 million plus accrued interest of notes prepaid at par on March 18, 2009, subsequent prepayment offers, at par, are to be made in February of each of the following calendar years—2010, 2011, 2012 and 2013. The minimum amount of each such offer being the Note holders’ pro rata share of 60% of any reduction in net debt that occurred over the preceding fiscal year. Any proportion of the February 2011 or 2012 offer rejected by Note holders may be applied to Shareholder Returns as defined in the Amended Facility Agreement; and subsequent to January 2013, Shareholder Returns may only be made if an offer has been made to prepay $190 million of the Notes inclusive of the $100 million March 18, 2009 prepayment and that an additional prepayment offer at a 2% premium to par has been made, in which case the shareholder returns may be no greater than the proportion of the additional offer rejected by the Note holders.

In addition, under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due or that the realisable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts.

Proceeds from issues of Common Shares

In fiscal 2009, $0.1 million (fiscal 2008: $6.0 million) was received from the proceeds of issuing shares. Other than following the exercise of share options granted to employees, the Company and the Predecessor Company have not issued Common Shares as a financing activity for over ten years. The Company may choose to issue shares in the future but has no current intention of doing so.

Purchases of own shares

From time to time, the Predecessor Company has purchased its own shares. The Group may repurchase Common Shares in the open market pursuant to programs approved by the Board. These purchases are made for a variety of reasons including to optimize the Group’s capital structure. In fiscal 2008, $29.0 million was utilized for such repurchases. No Common Share repurchases took place in fiscal 2009 reflecting an increasing focus on reducing debt. It is not the Board’s current intention to make any Common Share repurchases and is restricted from doing so by its borrowing agreements (see page 58).

Movement in net debt and indebtedness

Net debt at January 31, 2009 was $470.7 million (February 2, 2008: $374.6 million). Of the $96.1 million increase in net debt (fiscal 2008: $141.4 million), $23.5 million (fiscal 2008: $4.1 million decrease) was due to the effect of exchange rate changes. Group gearing (that is the ratio of net debt to shareholders’ equity excluding goodwill) at January 31, 2009 was 29.2% (February 2, 2008: 21.2%). The peak level of net debt in fiscal 2009 was about $670 million (fiscal 2008: about $620 million).

In fiscal 2009, the decrease in net debt before exchange adjustment, dividends, purchases of own shares and the issue of Common Shares was $51.1 million (fiscal 2008: $1.4 million). The net cash returned to shareholders in fiscal 2009 was $123.7 million (fiscal 2008: $146.9 million).

The US dollar to pound sterling exchange rate moved significantly during fiscal 2009 from $1.97 to $1.45, with the average exchange rate used by the Group in the preparation of its financial statements being $1.75. As a result there was an adverse impact of $32.9 million on cash and cash equivalents, and a gain of $9.4 million on debt (fiscal 2008, gain of $3.8 million and $0.3 million respectively).

In addition to cash generated from operating activities, the Group also has funds available from various credit agreements. These agreements are outlined below:

Amended Facility Agreement and Amended Note Purchase Agreement

On March 30, 2006, Signet entered into a US private placement note purchase agreement (the “Note Purchase Agreement”) which was funded largely from US insurance sector institutional investors in the form of fixed rate investor certificate notes (“Notes”). The Notes represented 7, 10 or 12 year maturities, consisting of $100 million 5.95% Series A Notes due 2013; $150 million 6.11% Series B Notes due 2016 and $130 million 6.26% Series C Notes due 2018. The aggregate issuance was $380 million and the funding date was May 23, 2006. The proceeds from this debt issuance were used to refinance the maturing securitization program of $251 million which ended in November 2006 and for general corporate purposes. The Notes ranked pari passu with the Group’s other senior unsecured debt and contained certain financial and operational covenants.

On June 26, 2008, Signet entered into a $520 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”). The Facility Agreement replaced a similar $390 million facility that had been entered into on September 28, 2004. Under the Facility Agreement, a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits. The Facility Agreement contained certain financial and operational covenants similar to the Note Purchase Agreement. At January 31, 2009, the amount outstanding under the Facility Agreement was $135.0 million.

Discussions to make amendments to, and reduce the size of, the Group’s borrowing facilities were initiated by Signet in November 2008, in light of a significant deterioration in the economic environment. The goal of the discussions was to provide the Group with additional financial flexibility in the medium term, while more appropriately structuring the borrowing facilities required by the significantly lower level of net debt now expected, based on the Group’s revised operating and expansion strategies. A satisfactory outcome to these discussions was achieved and details of the amended agreements were announced on March 16, 2009. Signet was in compliance with the terms of the original borrowing agreements in respect of fiscal 2009.

The amendments relate to the terms of the $380 million 2013 to 2018 year US Private Placement Note Term Series Purchase Agreement entered into on March 30, 2006 (the “Note Purchase Agreement”) and the $520 million unsecured multi-currency five year revolving credit facility agreement entered into on June 26, 2008 (the “Facility Agreement”).

Under the amended agreements, Signet repaid $100 million of the notes at par plus accrued interest on March 18, 2009 and the revolving credit agreement was reduced in size to $370 million on March 13, 2009. In addition, the margins paid on the revolving credit agreement and the coupon on the notes have been increased. The most stringent condition under the original agreements was a fixed charge cover covenant. The definition of this covenant has been amended to include depreciation in the earnings, and exclude service charges and rates from expenses. This covenant is set at 1.4:1, using the amended definition, until the end of fiscal 2012, equivalent to a reduction to about 1.1:1 from 1.4:1 under the former definition of fixed charge cover. The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013 and thereafter is set at 1.85:1. The amended agreements also reduce the permitted ratio of net debt to earnings before interest, tax, depreciation and amortization covenant to 2:1 from 3:1 (2.5:1 in the third quarter of each fiscal year) until the end of the fiscal year 2013 and places restrictions on the Group’s ability to undertake certain activities, including cash distributions to shareholders. A more detailed description of the amendments is set out below. Amendment fees and other related costs of $9.5 million will be charged in fiscal 2010.

Amended Facility Agreement

The terms of the amended Facility Agreement (the “Amended Facility Agreement”) which runs from March 2009 until June 2013, inter alia, include:

•	the ability by Signet to draw $370 million in the form of multi-currency cash advances and the issuance of letters of credit; and

•

an increased margin of 2.25% above LIBOR (from 1.20% above LIBOR), subject to adjustment depending on the performance of the Group, with the minimum being increased to 1.75% above LIBOR (from 1.0% above LIBOR) and the maximum being increased to 2.75% above LIBOR (from 1.75% above LIBOR).

The continued availability of the Amended Facility Agreement is conditional upon the Group achieving certain financial performance criteria, including those set out below:

•

the ratio of Consolidated Net Debt to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) shall not exceed 2:1 for each quarter, except the third quarter when it shall not exceed 2.5:1;

•	Consolidated Net Worth (total net tangible assets) shall not fall below $800 million;

•

the ratio of EBITDAR (Earnings Before Interest, Tax, Depreciation, Amortization, Rents and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents and Operating Lease Expenditure excluding Service Charges and Rates shall be equal to or greater than 1.4:1 for the trailing 12 months at each quarter end to January 2012, increasing to 1.55:1 until January 2013 and then to 1.85:1 for subsequent periods. The ratio of 1.85:1 is equivalent to 1.4:1 under the original Facility Agreement;

•	beginning with fiscal 2011, the facility will be reduced, on a pro rata basis with the notes outstanding (see below), by at least 60% of any reduction in net debt from the prior year end;

•

no “Shareholder Returns” (defined as including dividends, share buybacks or other similar payments) shall be made during fiscal 2010 or fiscal 2011, and thereafter such returns may only be made if the amended fixed charge cover is above 1.7:1, there are no subsisting defaults and the directors confirm that they expect Signet to continue to comply with the covenant in the following 12 months; and

•

capital expenditure shall not exceed $71 million in fiscal 2010, $93 million in fiscal 2011, $115 million in fiscal 2012 and $205 million in fiscal 2013, with any unspent amount being carried over into the subsequent period.

The Amended Facility Agreement retains certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses.

Amended Note Purchase Agreement

Coincidental to entering into the Amended Facility Agreement, amendments were made to the Note Purchase Agreement. The original Note Purchase Agreement took the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95% due 2013; Series (B) $150 million 6.11% due 2016 and Series (C) $130 million 6.26% due 2018. The financial covenants of the original Note Purchase Agreement were substantially the same as in the original Facility Agreement.

The terms of the amended Note Purchase Agreement (“Amended Note Purchase Agreement”), where they are different to those in the Amended Facilities Agreement disclosed above, are, inter alia:

•

the coupon was increased by an additional 2.0% (subject to a further 1.0% increase until fiscal 2013 if the amended fixed charge coverage ratio is less than 1.6:1, and an additional 1.0% increase if Note holders are subject to increased capital charges as a result of a requirement to post additional reserves under applicable insurance regulations, as determined by the insurance regulator);

•

a prepayment of $100 million at par plus accrued interest on March 18, 2009. Subsequent prepayment offers, at par, are to be made in February of each of the following years—2010, 2011, 2012 and 2013. The minimum amount of each such offer being principally the Note holders’ pro rata share of 60% of any reduction in net debt that occurred over the preceding fiscal year. Any proportion of the 2011, 2012 or 2013 offers rejected by Note holders may be applied to Shareholder Returns, as defined in the Amended Facility Agreement;

•

subsequent to January 2013, Shareholder Returns may only be made if total offers to prepay of $190 million of the Notes (the “Required Offers”) have been made, and that an additional prepayment offer at a 2% premium to par has also been made, in which case the Shareholder Returns may be no greater than the proportion of the additional offer rejected by the Note holders; and

•

restrictions on capital expenditure similar to the Amended Facility Agreement for fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013, provided that in fiscal 2012 and 2013 the Required Offers have been made, otherwise the restrictions on capital expenditure in fiscal 2012 will be $85 million and in fiscal 2013 will be $100 million.

A fixed charge cover of 1.85 under the amended agreements is similar to a fixed charge cover of 1.4 under the original agreements due to changes in the definition of fixed charge cover. Therefore Shareholder Returns are possible while the Group has a fixed charge cover less than that specified in the original borrowing agreements.

Asset backed variable funding note conduit securitization facility

In October 2008, the Group entered into a 364 day $100m Series 2007 asset backed variable funding note conduit securitization facility for general corporate purposes. Under this securitization, interests in the US receivables portfolio are sold to Bryant Park, a conduit administered by HSBC Securities (USA) Inc. This facility has not been utilized and replaced a similar facility for $200 million.

Interest rate protection agreements

It is the policy of the Group to maintain a fixed or capped interest rate, via either fixed rate borrowings or interest rate protection agreements in respect of at least 75% of its forecast US dollar borrowings. As at January 31, 2009, the Group had no interest rate protection agreements outstanding.

C. RESEARCH AND DEVELOPMENT

None.

D. TREND INFORMATION

Fiscal 2010

US

The current trading environment remains extremely challenging. The prospects for same store sales remain very uncertain and will largely depend on consumer confidence and their concerns about employment. For fiscal 2010, the gross merchandise margin is expected to be at least at the level achieved in fiscal 2009, with the increase in the cost of gold offset by supply chain efficiencies, particularly in the sourcing of diamonds. In the first quarter there will be some benefit from price increases implemented in early fiscal 2009 as well as favourable mix changes.

Against the unfavorable macro-economic background a substantial cost reduction program has been implemented, with the objective of reducing costs by $100 million in fiscal 2010. If sales improve the cost savings may be lower due to additional variable cost relating to sales. There will also be a one off benefit of $13 million due to a change in vacation policy. However, expenses will be adversely affected by underlying inflation and anticipated further increases in net bad debt. The net change in space is expected to have little impact on cost.

Action is also being taken to align inventory appropriately to the reduced level of sales by lowering the amount of merchandise purchased. The target is to decrease the investment in inventory by about $90 million during fiscal 2010.

A further slowing in the rate of new store openings will take place in fiscal 2010, and the number of store closures is anticipated to be a little higher than in fiscal 2009. This will result in a marginal decline in store space (see table below). There will also be a reduced level of store refurbishment and investment in information technology. Capital expenditure in fiscal 2010 is anticipated to be about $40 million, significantly lower than in fiscal 2009.

	Kay Mall	Kay Off Mall	Regionals		Jared(1)	Total	Net space change
January 2008	789	105	351		154	1,399	10%
Opened	27 (2)	30	3		17	77
Closed	(21)	(4)	(50	)(2)	—	(75)

January 2009	795	131	304		171	1,401	4%
Openings (planned)	3	3	1		8	15
Closures (approx.)	(13)	(5)	(57)		—	(75)

January 2010 (approx.)	785	129	248		179	1,341	(1)%

(1)	A Jared store is equivalent in size to just over four mall stores.
(2)	Includes 14 rebranded stores.

UK

The UK marketplace also remains very challenging. The outlook for sales in the remainder of the year is uncertain. Gross merchandise margin in fiscal 2010 is expected to be somewhat below that achieved in fiscal 2009, primarily reflecting a higher cost of gold and the weakness of sterling partly being offset by price increases. Action has been taken with the objective of maintaining costs broadly in line with those of fiscal 2009. These initiatives, such as lower staffing levels in the divisional central functions, realigned marketing expenditure and reduced store operating expense, have offset a number of adverse factors, including higher property related charges and an increase in pension costs arising as a result of the pension deficit being amortized through the income statement. Reflecting lower sales, the objective is to reduce the investment in inventory by about $15 million during fiscal 2010.

A further small reduction in net store space is planned in fiscal 2010 with the number of store closures lower than in fiscal 2009 and one new store planned (see table below). Capital expenditure in fiscal 2010 is anticipated to be about $15 million (fiscal 2009: $38.9 million), due to a slower pace of Ernest Jones refits in the current environment.

	H.Samuel	Ernest Jones(1)	Total	Open store format
				H.Samuel	Ernest Jones(1)
January 2008	359	204	563	41%	9%
Opened	5	5	10
Closed	(12)	(3)	(15)

January 2009	352	206	558	45%	15%
Openings (planned)	—	1	1
Closures (planned)	(7)	(2)	(9)

January 2010	345	205	550	46%	18%

(1)	Includes stores trading as Leslie Davis.

Group cash flow objectives

It is the Group’s objective to achieve a net cash inflow during fiscal 2010 of between $175 million and $225 million. While net income is expected to be lower than in fiscal 2009, it is anticipated that working capital will be significantly reduced, with planned inventory falling by about $100 million. Capital expenditure is budgeted to be about $55 million, compared to $114.9 million in fiscal 2009, with a small decrease in space planned in both the US and UK divisions. In line with the amended borrowing agreements, no dividends will be paid in fiscal 2010, nor will any share repurchases be made. In addition, the increase in borrowing to the seasonal peak in November will be meaningfully less than in recent years. Excluding fees and associated costs of $9.5 million arising from the negotiations of the amended borrowing agreements, net interest expense is forecast to be $3 million to $5 million higher than in fiscal 2009.

Current trading

Given the very challenging environment, the Group has made an encouraging start to fiscal 2010. In the US, same store sales were down by 2.7% against the comparable period in fiscal 2009 with Valentine’s Day trading stronger than the remainder of the period. The change in timing of Easter had an adverse impact of about 1%. Gross merchandise margin was meaningfully up, reflecting the benefit of the price increases implemented in the first quarter of fiscal 2009 and favorable mix changes, which more than offset the increase in the cost of gold. In the UK, same store sales in the first seven weeks were down 3.8%, with the timing of Easter having limited impact. Gross merchandise margin was up slightly, reflecting higher prices offsetting increased merchandise costs. However, pressure on UK gross merchandise margin is expected to build during the rest of the year due to higher gold costs and the weakness of the pound sterling against the US dollar.

E. OFF-BALANCE SHEET ARRANGEMENTS

Merchandise held by way of consignment

The Group held $202.1 million of consignment inventory at January 31, 2009 (February 2, 2008: $221.5 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any, or all of, the inventory to the relevant supplier without financial or commercial penalty.

Contingent property liabilities

Approximately 125 UK property leases had been assigned by the Group up to January 31, 2009 (and remained unexpired and occupied by assignees at that date) and approximately 23 additional properties were sub-let at that date. Should the assignees or sub-tenants fail to fulfill any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the income statement as it arises, has not been material.

F. CONTRACTUAL OBLIGATIONS

A summary of operating lease obligations is set out on page 63. These primarily relate to minimum payments due under store lease arrangements. The majority of the store operating leases provide for the payment of base rentals plus real estate taxes, insurance, common area maintenance fees and merchant association dues. Additional information regarding the Group’s operating leases is available in Item 4D “Property, plant and equipment”, and Note 21, included in Item 18 “Financial Statements”, of this annual report on Form 20-F.

Long term debt obligations comprise borrowings with an original maturity of greater than one year. Purchase obligations comprise contracts entered into for the forward purchase of gold and US dollars with an original maturity of greater than one year. These contracts are taken out to manage market risks. It is expected that operating commitments will be funded from future operating cash flows and no additional facilities will be required to meet these obligations.

Contractual obligations as at January 31, 2009

	Less than one year	Between one and three years	Between three and five years	More than five years	Total $m

Long term debt obligations(1)	—	—	100.0	280.0	380.0

Operating lease obligations	280.4	502.2	427.1	1,169.0	2,378.7

Purchase obligations	21.2	—	—	—	21.2

Fixed interest and commitment fee payments	25.3	50.1	46.1	59.5	181.0

Creditors falling due after one year	—	—	—	6.7	6.7

Current income tax	55.8	—	—	—	55.8

Total	382.7	552.3	573.2	1,515.2	3,023.4

(1)	As at January 31, 2009, the Group had no long-term floating rate indebtedness.

On March 18, 2009 as a result of the announced banking amendments, the Group made a prepayment of $100 million in relation to the long-term debt obligations. Therefore the contractual obligation between three and five years is $73.7 million and more than five years is $206.3 million and the total is $280 million.

Not included in the table above are obligations under employment agreements and ordinary course purchase orders for merchandise.

Pensions

The Group has one defined benefit plan for UK based staff (the “Group Scheme”), that was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The net impact of foreign exchange movements on the assets and liabilities of the UK scheme in fiscal 2009 was $3.2 million. There was an actuarial gain of $21.9 million (fiscal 2008: $16.6 million). The fair value of the Group Scheme’s assets excluding the impact of foreign exchange movements decreased by $51.9 million (fiscal 2008: $13.6 million). There was a retirement benefit deficit on the balance sheet of $12.9 million (February 2, 2008: $5.6 million) before a related deferred tax asset of $3.6 million (February 2, 2008: $1.6 million). The last triennial actuarial valuation was carried out as at April 5, 2006 and another will be carried out as at April 5, 2009.

The cash contribution to the Group Scheme in fiscal 2009 was $6.0 million (fiscal 2008: $7.2 million), and the Group expects to contribute some $11.2 million in fiscal 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies covering areas of greater complexity or those particularly subject to the exercise of judgement are listed below. There are no material off-balance sheet structures. The principal accounting policies are set out on page 121 of this document.

Revenue recognition

Where the contractual obligation is borne by the Group, revenue from the sale of extended service agreements is deferred and recognised, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. This period is based on the historical claims experience of the business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

When promotional vouchers providing an incentive to enter into a future purchase are issued, the estimated fair value of these vouchers is treated as deferred revenue. The fair value of these vouchers is calculated based on prior years’ experience.

Provision is made for future returns expected within the stated return period, based on previous percentage return rates experienced.

Inventory valuation

Inventory is valued on an average cost basis and includes appropriate overheads. Overheads allocated to inventory cost are only those directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs.

Where necessary, provision is made for obsolete, slow-moving and damaged inventory. This provision represents the difference between the cost of the inventory and its estimated market value, based upon inventory turn rates, market conditions and trends in consumer demand. The assessment of the provision has taken into account the challenging market conditions and recent trading activity.

In the US, inventory losses are recognised at the mid-year and fiscal year end based on complete physical inventories. In the UK, inventory losses are recorded as identified on a perpetual inventory system and an estimate is made of losses for the period from the last inventory count date to the end of the financial year on a store by store basis. These estimates are based on the overall divisional inventory loss experience since the last inventory count.

Foreign currency translation

The results of subsidiaries with functional currencies other than US dollars are translated into US dollars at the weighted average rates of exchange during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets of these subsidiary undertakings are included in other comprehensive income. Other exchange differences arising from foreign currency transactions are included in net operating income.

There has been a more significant movement between the US dollars and pounds sterling during the year that has created larger exchange rate differences than in previous years. These movements have been accounted for in accordance with the policy summarised above. The cash flow statement has been prepared in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 95. It separately discloses the movement of exchange rates on sterling cash balances that were swapped into dollars during the year from the other exchange rate changes on other cash and cash equivalents.

Hedge accounting

Changes in the fair value of financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity through the statement of comprehensive income. Any ineffective portion of the gain or loss is recognised immediately in the income statement.

Taxation

Accruals for income tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts reserved are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are more likely than not of being sustained. Once recognised, management reviews each material tax benefit taking account of potential settlement through negotiation and/or litigation. Any established reserves are included in payables. Any recorded exposure to interest and penalties on tax liabilities is included in the income tax charge.

Goodwill

Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets at the date of acquisition. Goodwill is not amortized but reviewed for impairment in accordance with SFAS No. 142: “Goodwill and Other Intangible Assets” (“SFAS 142”).

The Group has fully reviewed the carrying value of goodwill in light of the current challenging economic climate and determined that goodwill is impaired. The review adopted the two step approach as detailed in SFAS 142 and considered the best estimate of future discounted cash flows based on the Group’s budgets and considering the operating outlook.

The implied fair value of the goodwill attributed to each reporting unit was compared with the carrying amount of that goodwill. The key assumptions used in the calculation of the fair value of the reporting units included: the long-term rates of sales and cost growth; expected profitability; working capital requirements and discount rates. The methodology used is consistent with prior year testing when completing our impairment analysis.

In addition to measuring the fair value of the reporting units as described above, the Group considered the combined carrying and fair values of the reporting units in relation to the Group’s total market capitalization in light of the current market capitalization. In addition to traditional control premiums the key factor contributing to the difference between the combined fair value of the reporting units and the total market capitalization is a share price that is impacted by the general stock market conditions and the significantly depressed current economic outlook.

As a result of this review the Group has determined that the goodwill is fully impaired. This is described in detail in Item 18 “Financial Statements” Note 12 on page 137.

Depreciation and impairment

Depreciation is provided on freehold and long leasehold premises over a useful life not exceeding 50 years. Freehold land is not depreciated. Depreciation is provided on other fixed assets at rates between 10% and 33 1/3%. Shopfit depreciation rates have been set based on the refit cycle for each store fascia and the useful lives of each individual element of the shopfit. Cash registers and other IT equipment have separately determined depreciation rates.

In the UK there are circumstances where refurbishments are carried out close to the end of the lease term, such that the expected life of the newly installed leasehold improvements will exceed the lease term. Where the renewal of the lease is reasonably assured, such shopfronts, fixtures and fittings are depreciated over a period equal to the lesser of their economic useful life, or the remaining lease term plus the period of reasonably assured renewal. Reasonable assurance is gained through evaluation of the right to enter into a new lease, the performance of the store and potential availability of alternative sites.

Where appropriate, impairments are made on assets that have a recoverable amount less than net book value in line with SFAS No. 144: “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). The Group has identified potentially impaired assets and reviewed the cash flows of individual stores where trading since the initial opening of the store has reached a mature stage. Where such stores deliver negative cash flows, the related store assets have been considered for impairment by reference to estimated future cash flows for these stores.

Lease costs and incentives

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term including any construction period or other rental holiday. Other operating lease costs are charged to the income statement as incurred. Amounts payable in respect of percentage rent (sales) leases are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated. Premiums paid to acquire short leasehold properties and incentives received relating to leased properties are amortized over the lease term.

Receivables

Accounts receivable are stated net of an allowance for uncollectible balances. This allowance is based on the Group’s past experience, the payment history of individual customers and reflects the more challenging economic environment. The Group regularly reviews its individual receivable balances and when it assesses that a balance has become irrecoverable it is fully written off. The Group provides credit facilities to customers upon completing appropriate credit tests.

Interest receivable from the US in-house credit program is classified as other operating income.

UK retirement benefits

The expected liabilities of the Group Scheme are calculated based primarily on assumptions regarding salary and pension increases, inflation rates, discount rates, projected life expectancy and the long term rate of return expected on the Group Scheme’s assets. A full actuarial valuation was completed as at April 5, 2006 and the Group Scheme valuation is updated at each year end. The discount rate is based on the yield at the balance sheet date of AA rated corporate bonds of equivalent currency and term to the Group Scheme’s liabilities. The value of the assets of the Group Scheme is measured as at the balance sheet date, this being particularly dependent on the value of equity investments held by the Group Scheme at that date. The overall impact on the consolidated balance sheet is significantly mitigated as the members of the Group Scheme are only in the UK and account for about 11% of UK employees. The Group Scheme ceased to admit new employees from April 2004. In addition, if actuarial gains and losses exceed 10% of the greater of plan assets or plan liabilities, the Group amortizes those gains or losses over the average remaining service period of the employees.

Share-based compensation

The Group recognises a charge to income in respect of the fair values of outstanding employee share options and the Group’s estimate of the number of options that will eventually vest. The Group estimated the fair value of all share-based awards using a Black-Scholes valuation model up to January 29, 2005. Subsequent to January 29, 2005, the Group continued to use a Black-Scholes valuation model for the Long Term Incentive Plans (“LTIP”) options; all other share-based awards, however, were valued using a binomial valuation model. The key assumptions surrounding the valuation of employee share options include the risk free interest rate, expected life of options, expected volatility and dividend yield. The expected volatility is based on the five year average historical volatility. For certain share plans that include a condition whereby vesting is contingent on growth exceeding the scheme target adjusted by movements in the relevant UK or US Retail Price Index (“RPI”) then the fair values are re-measured at the end of each reporting period until the criteria have been satisfied. For the share plans that do not have such a condition, the fair value is set at the grant date and used for the life of the option.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS

Board of directors

Name	Principal occupation or employment
Sir Malcolm Williamson*	70, Chairman of the Board, appointed in September 2008 (a director of the Predecessor Company since 2005 and Chairman since June 2006). He was President and Chief Executive Officer of Visa International between 1998 and 2004 before which he was Group Chief Executive of Standard Chartered PLC from 1993 to 1998. He is Chairman of National Australia Group Europe Limited (and a Principal Board member of National Australia Bank), CDC Group plc and Youth Business International Advisory Board. He is also an independent director of JP Morgan Cazenove Holdings, a member of the Board of Trustees for The Prince of Wales International Business Leaders Forum, and Chairman of the Cass Business School Strategy & Development Board. He was, until May 2008, a director and Deputy Chairman of Resolution Plc and a non-executive director of G4S PLC.

Robert Blanchard*	64, Director, appointed in September 2008 (a director of the Predecessor Company since 2000). He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He was an independent director of Bandag Inc. until he retired from that board in May 2006. He was also an independent director of Best Buy Co. Inc. until June 2005.

Name	Principal occupation or employment
Walker Boyd	56, Group Finance Director and Director, appointed in September 2008 (appointed Group Finance Director of the Predecessor Company in 1995). He is a member of the Institute of Chartered Accountants of Scotland. Between 1992 and 1995 he was Finance Director of the Group’s UK division.

Terry Burman	63, Group Chief Executive and Director, appointed in July 2008 (appointed Group Chief Executive of the Predecessor Company in 2000). He was also, until January 2006, Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Predecessor Company Group Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barrys Jewelers, Inc. Mr. Burman was appointed an independent director of Yankee Holding Corp. in October 2007. Mr. Burman has indicated his intention to retire on January 29, 2011.

Dale W. Hilpert*	66, Director, appointed in September 2008 (a director of the Predecessor Company since 2003). He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

Lesley Knox*	55, Director, appointed in October 2008. Ms. Knox was an independent director of the Predecessor Company during 2008, and has since 2004 been Chair of Alliance Trust PLC and is also a non-executive director of HMV Group PLC and of Hays PLC, positions she has held since 2002. Ms. Knox was also until February 2009 interim Chairman of HMV Group PLC. Ms. Knox was in 1999 Founder Director of British Linen Advisers Limited, a specialist merchant bank providing strategic advice to growth companies. Between 1997 and 1999 she was Deputy Governor and then Governor of British Linen Bank, a subsidiary of the Bank of Scotland. She had between 1981 and 1997 worked in the Kleinwort Benson Group. Ms. Knox was also a non-executive director of Galliform PLC between 2001 and 2007 and
Glenmorangie PLC between 1999 and 2003. Ms. Knox has indicated that she will step down from the Board at the conclusion of the annual general meeting to be held in June 2009.

Marianne Miller Parrs*	64, Director, appointed in October 2008. Ms. Parrs has served on the boards of The Stanley Works and CIT Group Inc. as an independent director since April 2008 and 2003 respectively. Ms. Parrs retired in 2007 as Executive Vice President and Chief Financial Officer of International Paper Company where she had been since having joined in 1974 as a Pension Trust Investment Manager and holding a number of positions before first being appointed Senior Vice President and Chief Financial Officer in 1995. This position she held until 1999 when she was appointed Executive Vice President with responsibility for Information Technology, Global Sourcing, Global Supply Chain and Investor Relations. She held this role for six years until she was reappointed Chief Financial Officer. Previously Ms. Parrs was a Security Analyst at a number of firms including Merrill Lynch.

Thomas G. Plaskett*	65, Director, appointed in October 2008. Since 1991 Mr. Plaskett has been Chairman of Fox Run Capital Associates, a private consulting firm focusing on financial advisory and corporate governance services for emerging companies. From 1999 until 2000 he served as the Chairman, President and Chief Executive Officer of Probex Corp, an energy technology company. He also served as Vice Chairman of Legend Airlines, from 1997 until 2001. Mr. Plaskett served as Interim President, Chief Executive Officer, and Acting Chief Financial Officer of Greyhound Lines for two years before becoming Chairman from 1995 until 1999, when the company was sold. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 until 1991. Prior to that, Mr. Plaskett was President and Chief Executive Officer of Continental

Name	Principal occupation or employment
Airlines from 1986 to 1987. Mr. Plaskett also held several senior management positions at American Airlines and AMR Corporation between 1974 and 1986. Mr. Plaskett currently serves as a director of Novell Corporation, Alcon Laboratories Inc. and RadioShack Corporation.

Russell Walls*	65, Director, appointed in September 2008 (a director of the Predecessor Company since 2002). He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003 and Stagecoach Group plc until August 2006. Mr. Walls is a non-executive director of Aviva plc, and of Delphic Diagnostics Limited and is Treasurer of the British Red Cross Society. He is a Fellow of the Association of Chartered Certified Accountants.

*	Independent directors all of whom satisfied the definitions of independence and have been affirmed by the Board as being ‘independent’ in accordance with NYSE Listing Standards.

Officers

Name	Principal occupation or employment
Mark Jenkins	51, Group Company Secretary, appointed in 2004. Previously he was a director and Company Secretary at COLT Telecom Group plc and Group Company Secretary at Peek plc. He is a barrister.

Susie Grant	33, Company Secretary since incorporation. She is a manager in Codan Services Limited which provides administrative services to the Company in Bermuda.

Board committees

Compensation Committee: Robert Blanchard (Chairman), Dale Hilpert, Russell Walls (until February 24, 2009) and Thomas Plaskett (with effect from February 24, 2009).

Audit Committee: Russell Walls (Chairman), Robert Blanchard (until February 24, 2009), Dale Hilpert and Marianne Parrs (with effect from February 24, 2009).

Nomination and Corporate Governance Committee: Russell Walls (Chairman), Robert Blanchard, Dale Hilpert (until February 24, 2009), Thomas Plaskett (with effect from February 24, 2009) and Marianne Parrs (with effect from February 24, 2009).

The Bye-laws specify that every director not appointed by shareholders is required to retire at the annual general meeting following their appointment to the Board. Such directors, which comprise a third of the Board, will retire and those directors will be eligible to offer themselves for re-election at the annual general meeting each year. All of the directors other than Ms. Knox, Ms. Parrs and Mr. Plaskett have been appointed to the Board by shareholders. Ms. Knox, Ms. Parrs and Mr. Plaskett will therefore retire from the Board at the forthcoming annual general meeting. Following consideration of the recommendations of the Nomination and Corporate Governance Committee, other than Ms. Knox who has indicated her intention to retire at the conclusion of the annual general meeting to be held in June 2009, they offer themselves for re-election in each case with the endorsement of the Board.

B. COMPENSATION

Compensation principles

The Compensation Committee believes that to be effective, compensation policy must be based on sound, clear principles which are well understood and recognize the long term interests of the Group, its shareholders and employees. The Compensation Committee formally adopted the following principles in 2008, based upon principles adopted by the Predecessor Company after consultation with shareholders in 2002:

(i)	Signet’s primary business objective is to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognized that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry average ability and leadership potential.

(iii)	It is recognized that in order to retain or recruit senior executives of the caliber necessary to deliver above industry average results, the Group must provide very competitive levels of total compensation. Therefore, the total compensation of Signet’s senior executives will be targeted at the median of industry compensation, with an acceptable range of + or – 10 percentile points. Positioning within this range will be based on performance (both of the Group and the executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group). As noted in principle (iv) below, when the Group significantly outperforms the industry, the performance based elements of compensation should result in significantly higher total compensation than that achieved by executives in competitor companies.

(iv)	Total compensation for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing according to: a) the level of performance achieved, and b) the ability of the executives to influence results. Excluding pension contributions, the provision of a company car and private health insurance, there should only be one element of guaranteed compensation: base salary. The performance related portion of total compensation should separately reward short term performance (through the annual bonus) and long term performance (through share and other long term incentive awards).

(v)	Surveys will be undertaken on a regular basis to ensure that total compensation packages remain in the percentile range described in (iii) above. Recognizing that more than 70% of the Group’s sales and profits are generated in the US and that significant compensation differences exist between the US and the UK markets, separate surveys are conducted in each country.

The components of total compensation:

(a) Base salary

The base salary of each senior executive reflects the size and scope of his/her responsibilities and is reviewed annually, based upon individual performance, experience, surveyed competitive data and trends and geographic location of each position as well as the movement of base pay in the Group.

(b) Annual bonus plan

Annual bonus targets are set by the Compensation Committee each year after considering the Group’s current business plans. There is a maximum bonus level set each year on such awards, which is equal to twice the target level, and a threshold performance below which no payments are made.

(c) Share option plans

The Compensation Committee believes that executive share options are an appropriate element of compensation in order to execute the compensation principles set out above, and are an effective tool to incentivize executives to deliver the long term performance needed to generate strong returns to shareholders.

The Predecessor Company operated the following executive share option plans: the Signet Group plc 1993 Executive Share Option Scheme (the “1993 Scheme”) under which no further options may be granted but existing options are exercisable over Company shares until the scheme expires in 2013. In 2003 new plans were introduced by the Predecessor Company replacing the 1993 Scheme, consisting of: the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003; the Signet Group plc International Share Option Plan 2003; and the Signet Group plc US Stock Option Plan 2003 (the “2003 Plans”). Although no further options may be granted under the 2003 Plans options continue over Company shares and new options may be granted under the replacement plans set out below. Further details of the plans and the applicable performance conditions are set out on page 76.

The Company has established replacement plans substantially similar to the 2003 Plans which were approved in principle as the Signet Jewelers Limited Share Plans by shareholders at the General Meeting held on August 19, 2008 called to approve the implementation of the Court approved Scheme of Arrangement. These are the Signet Jewelers Limited UK Approved Share Option Plan 2008, the Signet Jewelers Limited International Share Option Plan 2008 and the Signet Jewelers Limited US Stock Option Plan 2008.

It is the policy of the Compensation Committee that all employees, including directors, who satisfy certain qualifying conditions, should have the opportunity to participate in the equity of the Company. This is achieved through savings-related share option plans, for which invitations are normally made annually. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

(d) Long term incentive plan

The Company has established a replacement Long Term Incentive Plan substantially similar to the long term incentive plan introduced by the Predecessor Company in 2005, which was approved in principle as the Signet Jewelers Limited Share Plans by shareholders at the General Meeting held on August 19, 2008 called to approve the implementation of the Court approved Scheme of Arrangement. The Signet Jewelers Limited Long Term Incentive Plan 2008 replaced the Signet Group plc 2000 Long Term Incentive Plan and the Signet Group plc 2005 Long Term Incentive Plan under which options and awards continue to subsist.

The policy to date has been to make annual awards expressed as a percentage of salary with vesting dependent on the achievement of challenging performance conditions set by the Compensation Committee at the time the awards are made. Further details of the existing Long Term Incentive Plan and the applicable performance conditions are set out on page 76.

(e) Pensions

(i) UK executive director

The UK based executive director (the Group Finance Director) is a member of the UK Group Scheme, which is a funded, HMRC registered, final salary, occupational pension scheme with a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses.

The main features of the directors’ category are:

(i)	a normal pension age of 60;

(ii)	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;

(iii)	life assurance cover of four times basic salary; and

(iv)	spouse’s pension on death.

All UK Group Scheme benefits were, until April 5, 2006, subject to Inland Revenue limits. Since the changes to pension taxation in the UK from April 6, 2006 and the removal of existing limits, a scheme specific earnings cap has been maintained equivalent to the previous earnings cap, increased by RPI annually. As the tax treatment and other advantages of contributing to Funded Unapproved Retirement Benefit Schemes (FURBS), to fund benefits above the earnings cap, has been eroded the Group has ceased paying contributions to the Signet FURBS. In substitution a supplement is paid in accordance with the compensation principles on an individual basis. The Group will not compensate or protect members against the consequences of the changes in taxation, but will provide members with a cash supplement in lieu of pension accrual once members reach the Lifetime Allowance limit set by the legislation if they choose to exercise this option.

(ii) US executive director

In the US there are two savings vehicles by which provision for pension payments is made, both are defined contribution arrangements.

The primary retirement vehicle is the company sponsored Sterling Jewelers Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”) which is a qualified plan under Federal guidelines. The company matched employee contributions to the 401(k) Plan at 25% of an employee’s contribution up to a maximum of 6% of an employee’s basic salary until December 2008 when the company match was suspended. Under Federal guidelines the 401(k) Plan contributions by senior management may be reduced based on the participation levels of lower paid employees. Therefore, a supplemental plan, the Deferred Compensation Plan (the “DCP”), an unfunded non-qualified plan under Federal guidelines, was established in 1996 for senior management to assist with pre-tax retirement savings in addition to the 401(k) Plan. The company until December 2008 made a matched contribution to the DCP equal to 50% of an employee’s contribution up to a maximum of 10% of the individual’s basic salary and bonus. Under the transition arrangements for the implementation of section 409A of the Internal Revenue Code of 1986 (as amended) participants in the DCP have been permitted to elect for a return of their contributions and accrued interest.

The Group Chief Executive has pension benefits provided via the 401(k) Plan and the DCP. The DCP rules allowed for individual contractual contribution arrangements without any effect to its tax beneficial status. The only contractual contribution arrangement is with the Group Chief Executive who receives a contribution equal to 20% of basic salary without any contribution being required from the Group Chief Executive.

Other policy matters

Apart from compensation itself, there are several other policy matters which concern the Compensation Committee, as follows:

(i) Performance criteria

The Compensation Committee considers it to be part of its role to carefully review proposed measures and targets to ensure that they will effectively motivate management and drive the creation of shareholder value. Annual bonuses are reviewed regularly to ensure that they remain appropriate and clearly aligned with business strategy and objectives and that the targets are set at a level that is stretching but not out of reach.

The Compensation Committee believes that the choice of performance measures should be made in the context of the Group’s business strategy, reflect the Group’s particular circumstances and be related to overall corporate performance. In certain circumstances it may be appropriate to set performance criteria that are specific to individual roles within the corporate strategy.

The Compensation Committee believes that where performance criteria are used they should be: easily understood; directly linked to the performance of the Group or the relevant business unit; directly influenced by management’s actions; incentivize the efficient use of capital; and, for long term awards be equity based. In assessing actual performance it is the Compensation Committee’s policy to measure the results on the basis of constant exchange rates so that executives neither benefit from nor are penalized simply by exchange rate fluctuations over which they have no control.

(ii) Companies used for comparison

To faithfully execute the compensation principles discussed on page 69, and to ensure that the executives are properly compensated relative to respective competitive environments, the Compensation Committee considers comparative data from a range of companies from both within and outside the retail sector. These companies are chosen on the basis of their sales, market capitalization, profits, number of employees and the complexity and geographic spread of their operations.

(iii) Service contracts

It is the Compensation Committee’s policy that the contracts of executive directors should be on a rolling basis with the notice period to terminate by either party not exceeding one year. Should it be necessary to grant a longer period of notice in order to recruit externally, this will be reduced to a maximum of one year after an initial period. No executive director has a contract exceeding one year.

(iv) Early termination

Although the circumstances of early termination will vary, only in very exceptional circumstances will explicit terms relating to compensation for early termination be included in contracts for directors. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss.

(v) External appointments

The Group recognizes the benefits to the individual and to the Group when executive directors also act as independent directors of companies not associated with Signet. Subject to certain conditions, unless otherwise determined by the Board, executive directors may accept one appointment as an independent director of another company and may retain any fees paid for such service. Mr. Burman was appointed an independent director of Yankee Holding Corp. in October 2007.

Directors’ compensation

Details of directors’ compensation for fiscal 2009 and fiscal 2008 were as follows:

	Basic salary or fees		Benefits(1)		Short term bonuses		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	$000	$000	$000	$000	$000	$000	$000	$000
Chairman of the Board:
Sir Malcolm Williamson(2)	376	427	—	—	—	—	376	427

Executive:
Walker Boyd(2) Group Finance Director	762	840	50	45	123	—	935	885
Terry Burman Group Chief Executive	1,614	1,559	89	109	502	—	2,205	1,668

Independent:
Robert Blanchard(3)	124	109	—	—	—	—	124	109
Dale Hilpert(3)	105	92	—	—	—	—	105	92
Lesley Knox(2)(3)(4)	105	6	—	—	—	—	105	6
Marianne Parrs(5)	45	—	—	—	—	—	45	—
Thomas Plaskett(5)	45	—	—	—	—	—	45	—
Russell Walls(2)(3)	127	109	—	—	—	—	127	109

Total	3,303	3,142	139	154	625	—	4,067	3,296

(1)	Benefits incorporate all benefits, other than pension benefits, arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance and in the case of Mr. Burman also includes spousal travel and life assurance.

(2)	Sir Malcolm Williamson, Messrs. Boyd, Walls and Ms. Knox had their compensation set and paid in pounds sterling and an average exchange rate of US$1.75 was used (fiscal 2008: US$2.00) until October 2008. Sir Malcolm Williamson, Mr. Walls and Ms. Knox since October 2008 have their emoluments specified in US dollars but are paid in pounds sterling at the prevailing exchange rate. Mr. Boyd continues to have his compensation specified and paid in pounds sterling.
(3)	Resigned as a director of the Predecessor Company on October 24, 2008.
(4)	Ms. Knox was appointed as a director on October 27, 2008, but had been a director of the Predecessor Company since January 9, 2008.
(5)	From appointment on October 27, 2008.

The figures above represent compensation earned as directors during the relevant fiscal year. Such compensation is paid in the same fiscal year in which it is earned, with the exception of bonus payments, which are paid in the year following.

(a) Salary and benefits

i) Executive Directors

The Group Chief Executive, the highest paid director, is a US citizen residing in the US and his compensation package is set and paid in US dollars. Similarly the Group Finance Director is resident in the UK and his compensation package is set and paid in pounds sterling.

The Compensation Committee normally reviews the salary and benefits of executive directors annually. Although the Compensation Committee’s review of percentile positioning in relation to domicile, listing, geographic focus, the compensation packages of comparator companies and the desire to re-align compensation practices with those more usual in the US would have resulted in salary increases for the executive directors, the Compensation Committee has agreed to the directors’ request that their base salaries be frozen this year. This reflects the difficult economic and trading conditions in both the US and UK, and the resulting management decision to impose a salary freeze on the organization in order to better control costs. The Compensation Committee respects this decision. However, the committee will carefully monitor and seek to maintain the appropriate percentile positioning of the executive directors as economic and trading conditions permit especially as the Group continues to achieve a superior operating performance for the jewelry sector.

Consequently, following the 2009 annual reviews by the Compensation Committee, the annual base salaries of Messrs. Burman and Boyd in their respective capacities remained as follows: the Group Chief Executive at $1,622,250, and the Group Finance Director at £437,750.

ii) The Chairman and independent directors

Following the re-domicile and re-listing of the Group, Towers Perrin, our advisors, undertook a review of the pay practices of US companies in relation to independent directors and chairmen with a comparison against the pay practices followed by the Predecessor Company.

As a result of that review the Chairman of the Board receives an annual fee of $350,000, having been frozen at the same fee level as that for the previous year, but is now denominated in US dollars. This total is split so that $250,000 per annum is paid in cash quarterly, at the prevailing exchange rate, and $100,000 is paid in restricted shares to be delivered annually at the time of the annual general meeting. In addition a $250,000 minimum share ownership requirement, to be achieved within five years, is required. However once achieved, the requirement would be considered to have been met notwithstanding any subsequent change in share price.

Whilst a restricted share plan is not currently in place, it is the intention that such a plan be introduced and shareholder approval sought at the annual general meeting to be held in 2009. Therefore the current total annual fee of $350,000, is paid in cash until the restricted share plan is in place.

Also based on the review by Towers Perrin the annual basic fees for independent directors were increased to $180,000 in October 2008. However the total is split so that $90,000 per annum is paid in cash quarterly in arrears, (at the prevailing exchange rate where appropriate) and $90,000 is paid in restricted shares to be delivered annually at the time of the annual general meeting.

No Committee meeting fees are payable, but additional annual amounts are paid to the chairmen of each of the Committees in the sums of $20,000 per annum for the Audit and Compensation Committees and $15,000 for the Nomination & Corporate Governance Committee.

In addition, a $150,000 minimum share ownership requirement, to be achieved within five years, is also required of all independent directors. However once achieved, the requirement is considered to have been met notwithstanding any subsequent change in share price.

As a restricted share plan is not currently in place, the intention is that a plan be introduced and shareholder approval sought at the annual general meeting to be held in 2009. Therefore the restricted share award relating to the remainder of fiscal 2009 will be delivered, subject to shareholder approval of a restricted share plan, at the time of the 2009 annual general meeting together with the restricted share award for fiscal 2010.

(b) Annual bonus plan

(i) Bonus plan fiscal 2009

As a result of the further decline in Group pre-tax profit in fiscal 2009 no annual bonus based on profit measures was paid to the Group Chief Executive or to the Group Finance Director. A bonus based on personal objectives equal to 30.95% and 16.08% of the total bonus capacity respectively was paid (total target is 100% and 50% and potential maximum is capped at 200% and 100% of base salary respectively).

(ii) Bonus plan fiscal 2010

Annual bonus payment criteria for fiscal 2010 are based predominantly upon profit measures. However the Compensation Committee believes it appropriate to also consider a broader approach linking bonus to measurable and quantifiable corporate goals of the executive directors using measures that are specific to their individual roles within the corporate strategy. After careful analysis the Compensation Committee has however agreed that in fiscal 2010 it is not appropriate to base any amount of the bonus capacity on individual bonus objectives but that due to the current economic downturn it is appropriate to have the entire bonus based upon financial goals.

Therefore the financial performance measure for the annual bonus plan for fiscal 2010 upon which 100% of the total annual bonus capacity may be earned will be based on profits and cash flow targets for each division set at the beginning of the bonus period.

The bonuses for the Group will be calculated using the same formula as above but based proportionately on the divisional results and calculated on a constant exchange rate basis.

Bonus target and potential maximum entitlement for the Group Chief Executive and Group Finance Director remain at the same levels as for fiscal 2009.

(c) Share option and long term incentive plans

Share option and long term incentive plan grants to directors are set out on pages 81 to 83.

(i) Executive share option plans

Shareholders gave approval in 2008 to the Signet Jewelers International Share Option Plan 2008, the Signet Jewelers Limited UK Approved Share Option Plan 2008 and the Signet Jewelers Limited US Stock Option Plan

2008 which replaced the Signet Group plc International Share Option Plan 2003, the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003 and the Signet Group plc US Stock Option Plan 2003 (the “2003 Plans”) for future option grants. The 2003 Plans which in turn replaced the Signet Group plc 1993 Executive Share Option Scheme (the “1993 Scheme”). No further options may be granted under either the 2003 Plans or the 1993 Scheme (all together the “Executive Share Option Plans”), although options continue to subsist under such plans on a rolled-over basis to acquire Company shares.

Options granted under the Executive Share Option Plans that have passed the necessary performance conditions are normally only exercisable between three and ten years from the date of grant, after which the options lapse. The conditions as they applied to existing grants are set out below:

Share option grants

An assessment of performance is made on each occasion that share option grants take place and the results are reflected in the level of the individual awards. Such assessment may be based on corporate and/or personal performance as described below.

Grants to executive directors

Grants made to executive directors are based on principles (iii), (iv), (v) (set out on page 69), a comparative compensation survey and a review of the performance of both the Group and the executive directors over the prior three years.

Before any share option was granted under the 2003 Plans or the 1993 Scheme to the US executive directors, the Compensation Committee had to satisfy itself that the demanding pre-grant conditions had been achieved. This required affirmation: (i) that the Group’s business performance has been superior to that of its industry sector; and (ii) that the US executive directors’ personal performances continue to be of the highest standard. In addition grants awarded to all executive directors are subject to a post-grant exercise condition requiring that the annual compound growth in earnings per share be more than 3% above inflation.

Grants to executives

For grants made to executives performance is measured initially over three years from the start of the financial year in which the award is made and a condition requiring that the annual compound growth in earnings per share be more than 3% above inflation is required. For grants awarded up until fiscal 2006, performance may be retested in accordance with the retest provisions. For grants beginning with those awarded in fiscal 2007 all retesting in the measurement of performance target achievement has been eliminated. All grants awarded to staff below the main Board level from fiscal 2008 under the 2003 Plans are not subject to performance based conditions for vesting.

Scheme amendments to Executive Share Option Plans

Certain provisions of the Executive Share Option Plans may be amended by the Board, although a number of basic provisions (and in particular most of the limitations on individual participation, the number of shares and the percentage of share capital that can be issued thereunder) cannot be altered to the advantage of the participants except with the approval of shareholders or in accordance with the adjustment provisions in the share option plans. In 2007 the Compensation Committee approved an amendment to the Executive Share Option Plans to ensure compliance with Section 409A of the United States Internal Revenue Code of 1986, as amended, where appropriate.

As the pre-determined performance conditions relating to the options over shares that were granted in fiscal 2006 were not met none of the options vested in fiscal 2008 or when retested in fiscal 2009. As the pre-determined performance conditions relating to the options over shares that were granted in fiscal 2007 were not met none of the options vested in fiscal 2009. The retesting provisions were removed from all option grants with effect from those granted in fiscal 2007 and for any future grants.

(ii) All employee share plans

In 2008 the shareholders gave approval to an Inland Revenue approved savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Share Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”) in substitution of similar share plans that were introduced by the Predecessor Company in 1998 and extended with the approval of shareholders for an additional period of ten years in June 2008. These schemes give those employees with qualifying service the opportunity to participate in the equity of the Company, with the aim of aligning the interests of employees with those of shareholders.

The options granted under the Sharesave Scheme and the Irish Sharesave Scheme are normally exercisable between 36 and 42 months from the date of the relevant savings contract. Options are granted under these schemes at a price approximately 20% below the average middle market price of the shares on the London Stock Exchange on the three dealing days prior to the date that employees are invited to participate in them. The period of exercise and the discount allowed vary from the US due to different legal regulations in the UK and Ireland.

The options granted under the Employee Share Savings Plan are normally exercisable between 24 and 27 months from the date of grant. The options under this plan are granted at a price approximately 15% below the middle market price of the shares on the New York Stock Exchange on the date of grant.

(iii) Long term incentive plan

Shareholders gave approval, in 2008, to the Signet Group plc 2008 Long Term Incentive Plan (“LTIP”) which was a replacement for the Signet Group plc 2005 Long Term Incentive Plan, which in turn was a replacement for the Signet Group plc 2000 Long Term Incentive Plan which had expired in 2005 (together the “LTIPs”).

The LTIP provides for the Compensation Committee to make long term incentive awards subject to performance targets. To the extent the performance targets are satisfied the participant will receive a combination of the grant of an option over shares in the Company and cash. The share options will normally be exercisable within ten years of the original award date.

The performance conditions under the LTIP of the Predecessor Company, set by the Compensation Committee at the beginning of each three-year performance period, were based on:

•	the compound annual growth in profit before tax of the Group, or in operating profit of the relevant division as appropriate, above, a threshold inflation level; and

•	ROCE of the Group or relevant division as appropriate.

The LTIPs do not allow retesting of the performance targets and allow only a pro-rated release of an award, where a participant leaves early for good reasons or there is a change of control. The performance targets must in any event be satisfied before any release is made in all cases.

In each case performance is measured over a fixed period of three successive financial years starting with the one in which the award is made. Nothing is payable under the award unless both minimum performance conditions are achieved. If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•

if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, which for fiscal 2009 was 8%, at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum level of award at 12%. This maximum is equal to a specified percentage of base salary at the time at which the award vests.

•

if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned, then the award may be increased on the basis of the ROCE performance. In no event, however, can any such increase result in the applicable maximum award amount stated in the preceding paragraph being exceeded.

The first table below shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement. The second table shows the percentages of salary to be paid to the executive directors for every 0.5% ROCE exceeds the specified level and the percentages of salary paid for exceeding the specified profit growth.

LTIP performance criteria

	Fiscal 2009 award			Fiscal 2008 award			Fiscal 2007 award
	Group %	UK %	US %	Group %	UK %	US %	Group %	UK %	US %
Minimum performance for any vesting:
Profit measure	Profit growth in excess of threshold inflation level
ROCE measure	15.4	26.4	14.2	19.8	31.4	18.7	20.1	28.2	19.3

Profit growth performance measure:
Profit growth rate inflection point	8.0	8.0	8.0	10.0	10.0	10.0	10.0	10.0	10.0
Profit growth for maximum vesting	12.0	12.0	12.0	15.0	15.0	15.0	15.0	15.0	15.0

ROCE performance measure:
Specified ROCE required	16.4	27.4	15.2	20.8	32.4	19.7	21.1	29.2	20.3

ROCE performance	% Salary for each 0.5% ROCE exceeds specified level
	Terry Burman		Walker Boyd
	Fiscal 2009	Fiscal 2008	Fiscal 2009	Fiscal 2008
	11.3	11.3	4.6	4.6

Executive directors’ performance criteria

Profit growth	% Salary paid for profit growth
	Terry Burman		Walker Boyd
	Fiscal 2009	Fiscal 2008	Fiscal 2009	Fiscal 2008
Inflection point	59.3	59.3	28.9	28.9
Maximum vesting	158.0	158.0	77.0	77.0

When the performance conditions have been satisfied, 50% of the amount which vests will be payable in cash and the other 50% will consist of the grant of an option to acquire shares in the Company, the number of shares in both cases being determined by using the middle market price on the day preceding the grant of the award. For the fiscal 2008 and fiscal 2009 awards, that share price of the Predecessor Company was, $2.49 and $1.24 respectively, which after the consolidation amounts to $49.80 and $24.80 respectively. The participants can normally exercise their option at any time after vesting until the tenth anniversary of the grant of the award. As the pre-determined performance conditions relating to the LTIP awards made in fiscal 2007 were not met, none of the options vested in fiscal 2009 and none of the cash element was payable.

(d) Omnibus Incentive Plan

In accordance with the undertaking given in the circular to shareholders dated July 24, 2008 which detailed the proposed scheme of arrangement to establish the Predecessor Company as a wholly owned subsidiary of the Company, the Compensation Committee has reviewed the existing incentive plans. In doing so it took into account the re-domicile and change of primary listing, the increasing involvement of the Group in the US and the compensation policies of comparator companies, together with the desire to implement policies more in line with companies who have their primary listing in the US. Having completed this review the Committee considers it appropriate to realign its compensation practices with those more usual in the US maintaining its commitment that a considerable element of compensation should be incentive and risk based. The intention therefore is to propose for approval by shareholders at the annual general meeting in 2009 an Omnibus Incentive Plan (the “2009 Plan”).

The purpose of the 2009 Plan is to attract, retain and motivate officers, employees, and independent directors providing services to the Company, any of its subsidiaries, or affiliates and to promote the success of the Company’s business by providing the participants of the Plan with appropriate incentives. The 2009 Plan, as proposed, would give the Compensation Committee the flexibility to grant incentive awards based upon a number of combinations.

Details of the 2009 plan will be presented to shareholders for the annual general meeting to be held in June 2009 but the 3 principle elements of the plan will be awards of a) share options, b) service based restricted shares and c) long-term performance based shares.

The 2009 Plan will set out the performance goals and procedural requirements to permit the Company to design Awards that qualify as Performance-Based Compensation. Awards granted under the 2009 Plan shall be evidenced by Award Agreements (which need not be identical) that provide additional terms and conditions associated with such Awards, as determined by the Compensation Committee. It is also proposed that share and option awards under the 2009 Plan will be limited to a maximum to be agreed by shareholders before any grants or awards are made.

Should shareholders approve the introduction of the 2009 Plan the intention would be that no further grants or awards would be made under the existing Executive Share Option Plans or the LTIP.

(e) Employee trusts

The share option plans may be operated in conjunction with one or more Employee Share Ownership Trusts (the Signet Group plc Employee Share Trust or the Signet Group plc 2004 Employee Share Trust (“together the ESOTs”)) in relation to employees and former employees of the Predecessor Company and its subsidiaries. The LTIPs operate in conjunction with the ESOTs which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options. The trustees of the ESOTs have waived their rights to any dividends declared on shares held in the trusts.

(f) Limits on the issue of shares

In any ten year period the Company may not issue under the Executive Share Option Plans, Common Shares equal to more than 10% of the issued Common Shares of the Company. In addition, the Company may not issue under the LTIP and any other discretionary plan adopted by the Company Common Shares equal to more than 5% of the issued Common Shares of the Company.

No more than 5% of the issued share capital of the Company may be held by the trustee of the ESOTs without prior approval of shareholders.

(g) Shareholding guidelines

Shareholding guidelines have been set for directors of the Group. The Group Chief Executive is expected to build a holding of shares equal to at least twice salary and the Group Finance Director to at least one times salary. Until these levels have been achieved, half of any post tax option gains made on the exercise of share options under the 2003 Plans should be held in the Company’s shares. In addition a $250,000 minimum share ownership requirement, to be achieved within 5 years, is required by the Chairman and a $150,000 minimum share ownership requirement, to be achieved within 5 years is required by the independent directors. However once achieved at any given share price, the requirement is considered to have been met notwithstanding any subsequent change in share price. Once achieved, the holding is to be maintained whilst they remain a director of the Company.

The Group maintains an insider trading policy which among other things prohibits the hedging of share ownership positions by executive officers.

(h) Service contracts

The Group Chief Executive has a rolling service contract (dated December 20, 2000 and amended and restated in February 2008 and November 2008) with a US subsidiary with certain covenants given by Signet Jewelers Limited, which can be terminated by either party on one year’s notice in writing, or if earlier, on January 29, 2011. The Group Finance Director has a rolling service contract (dated June 14, 1995 and amended on May 15, 2000 and November 10, 2008) with Signet Group plc, which can be terminated on one year’s notice in writing by either party and which terminates on his 60th birthday.

The service contract of the Group Chief Executive provides for a 3% increase in basic salary in each of fiscal 2010 (which was declined by the Group Chief Executive) and 2011 and a retention payment equal to $6,547,709, in lieu of the grant of any award under the Signet Jewelers Limited Long Term Incentive Plan 2008 and the Signet Jewelers Limited US Stock Option Plan 2008 in fiscal 2010 and 2011. The Compensation Committee decided to amend the Group Chief Executive’s contract in this way so as to secure the continuation of his services until the end of fiscal 2011. The retention payment shall be paid, subject to Section 409A of the Internal Revenue Code of 1986, (as amended) in a cash lump sum on January 31, 2011, subject to the Executive’s continued employment until January 29, 2011; provided, however, that the retention payment shall vest and be paid pro-rata to the extent termination is as a result of permanent disability, death, without cause, or on the basis of a constructive termination as a result of a change of control.

The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan referred to on page 74 in respect of the proportion of the fiscal year prior to the effective date of termination, and (iv) a sum equal to a variable percentage (currently 65.94%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period; and (v) a pro-rata proportion of the retention payment. If the Company reduces or eliminates the directors’ and officers’ liability insurance, although the Board has no intention of doing so, such that the Group Chief Executive does not have coverage which meets at least £100 million aggregate coverage limit and £50 million Side A aggregate dedicated coverage limits, then the Group Chief Executive may be permitted upon 90 days’ written notice to terminate his employment. In the event of such termination the Company will pay the Group Chief Executive his base salary and short term bonus and retention payment pro-rated to the date of termination. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme.

The amount of termination payments due to the Group Finance Director in the case of early termination by the Group in the event of certain changes of control would equal, in summary, the aggregate of (i) his annual salary at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period.

Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme, and these service contracts all contain confidentiality and non-competition clauses.

The Chairman has a letter of appointment (dated December 9, 2008), for a fixed term of three years. The appointment does not provide for compensation for loss of office. Each independent director has a letter of appointment from the Company. Letters of appointment do not provide for compensation for loss of office or make any provision for pension.

The letters of appointment are dated as set out below:

Robert Blanchard	December 9, 2008
Dale Hilpert	December 9, 2008
Lesley Knox	December 9, 2008
Marianne Parrs	December 9, 2008
Thomas Plaskett	December 9, 2008
Russell Walls	December 9, 2008

(i) Company pension

Pension benefits for the Group Chief Executive

The Group Chief Executive has pension benefits provided by the 401(k) Plan and the DCP. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totaled $3,466 (fiscal 2008: $3,375) and $330,267 (fiscal 2008: $310,000) respectively.

Pension benefits for the UK based executive director

	Walker Boyd Group Finance Director
	Fiscal 2009	Fiscal 2008
	£	£
Change in accrued benefits during the year (gross of inflation)	6,427	5,812
Change in accrued benefits during the year (net of inflation)	3,462	3,727
Accrued benefits at the end of the year	65,713	59,286
Transfer value of change in accrued pension (net of inflation)	65,586	56,227
Transfer value of accrued benefits at the beginning of the year	894,794	698,295
Transfer value of accrued benefits at the end of the year	1,259,614	894,794
Change in transfer value of accrued benefits(1)	364,820	196,499
Group payments to the FURBS/supplement	122,533	94,900
Life assurance contributions	2,746	1,418

(1)	Calculated in accordance with the Occupational Pension Schemes (Transfer Value) Regulations 2008.

(j) Aggregate compensation for the year to January 31, 2009

The total compensation for directors of the Company and officers of the Group (excluding amounts due under the LTIP), as listed on pages 66 to 68, for services in all capacities was $4,368,000 (fiscal 2008: $5,546,000). The amounts due under the LTIP for directors of the Company and officers of the Group was $nil (fiscal 2008: $nil). Under the LTIP 50% of the amounts due are payable in cash and the other 50% consists of the grant of an option to acquire shares in the Company. Details of the directors’ compensation is given on page 72.

Except as set out in tables (a), (b) and (c) on pages 81 to 83, or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor, was there any change between the end of the financial year and March 25, 2009 in the interests of any director of the Company disclosed to the Company under the Disclosure and Transparency Rules nor in any right to subscribe for shares in, or debentures of, the Company.

At February 2, 2008, January 31, 2009 and March 25, 2009, according to the register kept by the Company under the Disclosure and Transparency Rules, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) on pages 81 to 83. As explained on page 77 the value of the awards that vest under the LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

The Group currently operates the ESOT and the 2004 ESOT. Walker Boyd and Terry Burman as at February 2, 2008, January 31, 2009 and March 25, 2009, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the ESOT. The ESOT held 1,719,951 equivalent, after consolidation, to 85,997 Common Shares on February 2, 2008, 81,951 Common Shares on January 31, 2009 and 81,951 Common Shares on March 25, 2009. The 2004 ESOT held nil shares on February 2, 2008, nil shares on January 31, 2009 and nil shares on March 25, 2009.

No director had been granted any specific interest in such shares. The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

Directors’ interests in shares

(a) Directors’ interests in share options

		Number of shares under option											Date from which exercis- able(1)	Expiry date(1)
Director		At Febru- ary 2, 2008	Granted		Total following share consoli- dation	Forfeited		Exer- cised	At Janu- ary 31, 2009	Exercise price
			Pre share consoli- dation	Post share consoli- dation		Pre share consoli- dation	Post share consoli- dation			Pre share consoli- dation	Post share consoli- dation
Walker Boyd(2)	(2)	611,842	—	—	30,592	—	—	—	30,592	£0.5700	£11.40		5.5.03	5.5.10
	(2)	179,401	—	—	8,970	—	—	—	8,970	£0.7525	£15.05		2.5.04	2.5.11
	(2)	225,000	—	—	11,250	—	—	—	11,250	£1.2000	£24.00		11.4.05	11.4.12
	(3)	397,435	—	—	19,871	—	—	—	19,871	£0.9750	£19.50		14.7.06	14.7.13
	(3)	444,943	—	—	22,247	—	—	—	22,247	£1.1125	£22.25		5.4.07	5.4.14
	(4)	10,985	—	—	—	(10,985)	—	—	—	£0.8625	£17.25		N/a	N/a
	(3)	466,252	—	—	23,312	—	—	—	23,312	£1.1260	£22.52		12.4.08	12.4.15
	(3)	412,794	—	—	20,639	—	—	—	20,639	£1.1192	£22.38		11.4.09	11.4.16
	(3)	409,901	—	—	20,495	—	—	—	20,495	£1.2442	£24.88		24.4.10	24.4.17
	(4)	12,765	—	—	638	—	(638)	—	—	£0.7520	£15.04		N/a	N/a
	(3)	—	808,153	—	40,407	—	—	—	40,407	£0.6500	£13.00		14.4.11	14.4.18
	(4)	—	—	1,241	1,241	—	—	—	1,241	N/a	£7.73		1.1.12	30.6.12

Total		3,171,318	808,153	1,241	199,662	(10,985)	(638)	—	199,024	N/a	£18.43	(5)

Terry Burman(2)	(3)	3,807,426	—	—	190,370	—	—	—	190,370	$1.5890	$31.78		14.7.06	14.7.13
	(3)	3,129,267	—	—	156,463	—	—	—	156,463	$2.0500	$41.00		5.4.07	5.4.14
	(3)	3,193,395	—	—	159,669	—	—	—	159,669	$2.1200	$42.40		12.4.08	12.4.15
	(4)	5,170	—	—	259	—	(259)	—	—	$1.8600	$37.20		1.11.08	31.1.09
	(3)	2,936,060	—	—	146,802	—	—	—	146,802	$1.9550	$39.10		11.4.09	11.4.16
	(3)	2,530,119	—	—	126,505	—	—	—	126,505	$2.4900	$49.80		24.4.10	24.4.17
	(3)	—	5,233,064	—	261,652	—	—	—	261,652	$1.2400	$24.80		14.4.11	14.4.18
	(4)	—	—	731	731	—	—	—	731	N/a	$13.13		1.11.11	31.1.12

Total		15,601,437	5,233,064	731	1,042,451	—	(259)	—	1,042,192	N/a	$36.24	(5)

All options were granted to directors while they were directors. The conditions set by the Compensation Committee for the exercise of options granted under the 1993 Scheme were that for vesting to take place, a post inflation minimum growth in earnings per share of 10% over any consecutive three year period had to be achieved. Under the 2003 Plans, for vesting to take place, a post inflation minimum growth in earnings per share of 10% from a fixed base year applied over a three year period, or, only for the grants made in fiscal 2006, 12.55% over a four year period, or 15.92% over a five year period has to be achieved. The performance conditions were chosen as the Compensation Committee believed them to be in line with market practice. These conditions have been met in respect of the options granted between October 1997 and April 2004; the performance criteria having been satisfied in each case over the first three year period following the grant of the options apart from the options granted in April and July 2003. The performance criteria for the options granted in

April and July 2003 were satisfied in the fourth year of the grant. The performance criteria for the options granted in April 2005 and April 2006 have not been satisfied on the first test and in the case of the options granted in April 2005 the criteria was also not satisfied on the retest. The Black-Scholes option-pricing model fair value is given in Item 18 “Financial Statements” Note 22 on page 151 for options granted in the last three years.

(1)	The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed. Options that have not already vested will only vest and become exercisable on the dates detailed subject to satisfaction of the specified performance criteria.
(2),	(3) and (4) The options marked (2) were granted under the 1993 Scheme, those marked (3) were granted under the 2003 Plans and those marked (4) were granted under the terms of the Sharesave Scheme or, in the case of Terry Burman, the Employee Share Savings Plan.
(5)	Weighted averages of the exercise prices per share for the options held at the year end.

The directors made no gains through the exercise of options during the year (fiscal 2008: $1,096,865).

(b) Directors’ interests in LTIPs

	Awards subject to performance conditions			Awards where the performance conditions have been satisfied(1)
	Date of award	Cash portion (grant value)(2)	Option portion (number)(2)	Cash portion (grant value)(3)	Option portion (number)(3)	Option portion (current value)(4)	Cash and options total current value(4)(5)	Cash and options total vested(1)	Expiry of award or vested option
		$		$		$	$	$
Director
Walker Boyd
Fiscal 2007 award(6)	28.4.06	—	—	—	—	—	—	—	—
Fiscal 2008 award(6)	24.4.07	244,374	6,774	—	—	—	292,306	—	—	(7)
Fiscal 2009 award	14.4.08	244,374	12,964	—	—	—	336,108	—	—	(7)

Awards at end of year		488,748	19,738	—	—	—	628,414	—

Terry Burman
Fiscal 2007 award(6)	28.4.06	—	—	—	—	—	—	—	—
Fiscal 2008 award(6)	24.4.07	1,281,578	25,734	—	—	—	1,462,748	—	—	(7)
Fiscal 2009 award	14.4.08	1,281,578	53,310	—	—	—	1,656,881	—	—	(7)

Awards at end of year		2,563,156	79,044	—	—	—	3,119,629	—

All grants were made to directors while they were directors. The performance conditions relating to the awards are set out on page 77.

(1)	In respect of the fiscal 2007 awards neither the Group nor the divisions achieved the required performance targets and therefore no awards vested for any of the participants.
(2)	Assumes, whatever the likelihood, that the maximum performance conditions are satisfied and is calculated using their salary at March 25, 2009. For the cash portion an exchange rate of $1.45 has been used for Walker Boyd. Options are calculated using a share price at the time of grant in fiscal 2008 and fiscal 2009 of $49.80 and $24.80 respectively.
(3)	The LTIP payment is made in the year following the last year in respect of which the performance condition was set. There was no vesting in respect of awards made in fiscal 2007 and no payment was made.
(4)	Calculated using a share price as at January 31, 2009 of $7.04. There was no vesting in respect of awards made in fiscal 2007.
(5)	Cash portion plus option portion value at January 31, 2009. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.

(6)	Awards at start of year.
(7)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

(c) Directors’ interests in shares

	Number of shares
Director	At start of year	Post share consolidation September 11, 2008	At end of year	At March 25, 2009
Sir Malcolm Williamson	187,375	9,368	9,368	9,368
Robert Blanchard	10,010	500	500	500
Walker Boyd	542,798	27,139	27,139	27,139
Terry Burman	808,601	40,430	40,430	40,430
Dale Hilpert	20,000	1,000	1,000	1,000
Lesley Knox	30,870	1,543	1,543	1,543
Marianne Parrs	—	—	—	—
Thomas Plaskett	—	—	—	—
Russell Walls	30,000	1,500	1,500	1,500

	1,629,654	81,480	81,480	81,480

Share price

The closing price of Signet shares on the New York Stock Exchange was $7.04 on January 30, 2009 and $26.20 on February 1, 2008. During the 52 weeks ended January 31, 2009 the share price ranged between a low of $7.04 and a high of $30.40.

C. BOARD PRACTICES—Corporate governance

The Board’s prime objective is the sustainable enhancement of business performance and shareholder value. It is responsible for determining all major policies, ensuring that effective strategies and management are in place, for assessing the performance of the Group and its senior management, reviewing the system of internal control, and setting policy relating to social, ethical and environmental matters. The Board also seeks to present to shareholders, potential investors and other interested parties a balanced and coherent assessment of the Company’s strategy, financial position and prospects.

The Board monitors all developments in corporate governance, including the Companies Act 1981 of Bermuda, the NYSE Listing Standards, SEC requirements and the Sarbanes-Oxley Act. The Board reviews its performance and procedures in light of changing expectations regarding best practice and makes amendments, where it believes appropriate, to take account of them.

Most of the NYSE corporate governance requirements are not mandatory for foreign private issuer companies such as Signet. However, the Company has chosen to comply with NYSE corporate governance requirements as a matter of best practice.

Prior to the reorganization, the Group was subject to different corporate governance standards, including the corporate governance provisions of the UK Combined Code. The Company, as a non-UK company, is not required to comply with the UK Combined Code but the Board has due regard for the principles of it. The UK Combined Code requires a company to include certain information in its annual report. The Company has not included all of that information in this annual report on Form 20-F.

The Board currently comprises two executive directors and seven non-executive directors including the Chairman. The Company regards all the non-executive directors, including the Chairman, as “independent” in accordance with the NYSE Listing Standards. It also regards all the non-executive directors, excluding the Chairman, as independent non-executive directors, within the meaning of “independent” as defined in the UK Combined Code.

The Board met six times and the Board of the Predecessor Company met five times during fiscal 2009 with Ms. Knox being unable to attend on one occasion.

Board Committees

Certain matters are delegated to Board Committees, each with Charters setting out defined terms of reference, procedures, responsibilities and powers. The principal committees are the Audit, Nomination and Corporate Governance, and Compensation Committees. The composition of the Board Committees is set out on page 68 and the Group Company Secretary acts as secretary to all of them. Committee charters are available on request from the Group Company Secretary or may be downloaded from www.signetjewelers.com gAbout us g Corporate Governance g Board and Corporate Governance Committees.

The Audit Committee

The Audit Committee has a written Charter which is reviewed annually. The Audit Committee’s responsibilities include the review of the appropriateness and effectiveness of the Group’s accounting policies and financial procedures and oversight of the external auditor’s work, including the scope and result of the audit. The Audit Committee also reviews the effectiveness of the internal auditors, the Disclosure Control Committee and the Group’s whistleblowing procedures.

The Audit Committee reviews the whistleblowing procedures twice a year, which includes receiving reports on all matters raised and on actions taken. The Audit Committee also reviews the effectiveness of the Group’s internal control and risk management procedures and reports to the Board on these matters. This review is based on a report submitted via the Risk Management Committee which includes the Group’s prioritised risk register, and annual written self-certification statements prepared by the operating divisions and head office departments, which confirm the extent of their compliance with all material internal financial operating and disclosure controls. These statements are prepared by the divisional finance directors on behalf of each operating division and are reviewed by senior divisional executives, Group management and the Audit Committee. In addition to the management self-certification process, the Audit Committee receives regular updates on divisional and Group based internal audit activity throughout the year and reviews reports submitted to the Board by the Group’s external auditor. The Audit Committee reviews, discusses with management and approves for submission to the Board, all Group audited financial statements, as well as approving trading statements, and quarterly results announcements.

The external auditor’s objectivity and independence is monitored by the Audit Committee which also has the primary responsibility for making a recommendation on the appointment of the external auditor, determining its fees and making an annual assessment of the external auditor’s independence (including consideration of a written disclosure by the external auditor of all relationships with the Group). The planned rotation of partners and staff of the external auditor, together with a cooling off period before anyone from the external auditor joins the Group, also assist in maintaining the independence of the external auditor. The Audit Committee has reviewed and approved a policy for the provision of audit and non-audit services by the external auditor which is compliant with the requirements of the Sarbanes-Oxley Act. The policy requires that the Audit Committee approves in advance all audit and non-audit work carried out by the external auditor (subject to a de minimis amount, this being then reported to the Audit Committee on a quarterly basis). The approval process requires disclosure of the objectives and scope of services to be performed in addition to the fee structure. The Audit Committee also reviews all approved services and fees at subsequent meetings. See page 112 for details of fees paid to the external auditor.

The Audit Committee has an established channel of direct communication with the external auditor who normally attends meetings except in relation to certain aspects of their own appointment, assessment of their independence and determination of their fees. The Chairman, the Group Chief Executive, the Group Finance Director and others attend the meeting by invitation. The Audit Committee meets at least once a year with both the external auditor and internal auditors without executive management being present. The Audit Committee also meets on two occasions during the year with divisional management to assess the risk and internal audit functions of the UK and US divisions and for the purpose of being briefed on business and technical developments. The Business Risk Assurance Manager also reports to the Committee on the processes in relation to the review of business risks.

All members of the Audit Committee are independent, as defined by the SEC, the NYSE listing rules and the UK Combined Code, and the only remuneration members of the Audit Committee receive, from the Group, is as directors. All of the members of the Audit Committee have significant financial experience either as a result of positions held in other companies or from advising on financial matters. The Audit Committee met four times, and the Audit Committee of the Predecessor Company met five times in fiscal 2009, including a meeting entirely dedicated to the consideration of corporate governance matters. There was full attendance at all meetings.

The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee has a written Charter which is reviewed annually. The Nomination and Corporate Governance Committee has responsibility for reviewing the composition and balance of the Board and its Committees, as well as Board and senior management succession. It also makes recommendations to the Board on all new Board appointments and nominations for re-election as directors. No director is involved in any decision about their own re-appointment. The procedure for the election of directors is laid out on page 68. The Nomination and Corporate Governance Committee also assists the Board in the consideration and development of appropriate corporate governance guidelines.

Once the Nomination and Corporate Governance Committee has agreed a job specification, the services of external recruitment agencies are used to identify suitable candidates for senior executive posts and for all Board appointments. The Nomination and Corporate Governance Committee carries out interviews with such individuals in accordance with a formalised process.

When the role of the Chairman or any matter relating to succession to that role is discussed, the Chairman may be consulted, but the responsibility for preparing a job specification and making any recommendation to the Board rests solely with the Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee also reviews a number of other senior appointments within the Group, such as that of the Group Company Secretary. The Nomination and Corporate Governance Committee met twice and the Nomination and Corporate Governance Committee of the Predecessor Company met four times in fiscal 2009 and there was full attendance at all meetings.

The Compensation Committee

The Compensation Committee’s role is to set the compensation policy for executive directors and other senior executives and to ensure that they are fairly rewarded for their individual contributions to Group performance, having due regard for the interests of shareholders, the financial and commercial health of the Group and pay and other conditions throughout the Group. It is also the role of the Compensation Committee to ensure that the Group’s compensation policies remain competitive.

All members of the Compensation Committee are independent without any personal financial interest (other than as shareholders) in matters decided by the Compensation Committee. No executive director or senior manager is involved in determining their own compensation.

The Compensation Committee sets the compensation of the Chairman of the Board and of the Group Chief Executive. The compensation of the other executive director and the Group Company Secretary is set based on recommendations made by the Group Chief Executive after consultation with the Chairman. The Committee also monitors the compensation of certain other senior executives and sets performance targets and makes all share based compensation awards. Where executive directors are involved in assisting the Compensation Committee, care is taken to recognize and avoid possible conflicts of interest.

The Compensation Committee regularly uses external professional advice and makes use of competitive market surveys conducted independently in both the US, where more than 70% of sales and profit are generated, as well as in the UK. The Committee has retained Towers Perrin as advisers and they are not retained by the Group in any other capacity. Advice on legal aspects of compensation is provided by Conyers Dill & Pearman (in Bermuda), Weil, Gotshal & Manges (in the US) and Herbert Smith LLP (in the UK). These firms also provide general legal advice to Signet.

The compensation of the independent directors is not within the remit of the Compensation Committee. This is determined by the Chairman and the executive members of the Board after consideration of, among other factors, external comparisons, and the time commitment and the responsibilities of the independent directors. The Compensation Committee met three times and the Compensation Committee of the Predecessor Company met four times during fiscal 2009 with full attendance at all meetings.

Details of the service contracts of the Group Chief Executive and Group Finance Director are set out on page 79.

Executive management

The Group comprises two separate operating divisions, one in the US and one in the UK, each with a separate executive committee which meets regularly. The Group Finance Director and the Chief Executives of the UK and US divisions report to the Group Chief Executive. The executive management is responsible for the performance of the Group and its compliance with the internal policies and procedures set by the Board. As part of this responsibility the executive management regularly reports to the Board on the performance of the Group, the competitive environment and its relations with stakeholders.

Business conduct and ethics

Signet strives to act in accordance with the laws and customs of each country in which it operates; to adopt proper standards of business practice and procedure; to operate with integrity; and to observe and respect the culture of each country in which it operates. To that end, the Group has adopted a statement of social, ethical and environmental principles described on pages 87 to 89 and supporting policies applicable to all officers and employees of the Group and complies with the requirements of the NYSE. In addition, the Group has a policy on business integrity, as well as more detailed guidance and regulations in the Group’s staff induction, training and operational procedures. These policies meet the requirements of the NYSE, and the UK corporate governance requirements and include a code of business conduct and ethics.

Relations with shareholders

The Board recognizes the importance of relations with shareholders and communicates regularly with them about the Group’s strategy, financial performance and prospects. It does this through documents distributed to shareholders, stock exchange announcements, the Group’s website and in meetings. Conference calls on quarterly and annual results and the Christmas trading statement are open to all interested parties, including private shareholders, through the use of teleconferences and web casting. Other presentations are available on the Group website.

The Board recognizes that private investors have the opportunity to question the Board at general meetings of shareholders. All of the directors are required to attend the annual general meeting and the chairmen of the Audit, Nomination and Corporate Governance and Compensation Committees, in addition to the Chairman of the Board, are available to answer questions relating to the function of their respective Committees. All of the directors attended the 2008 annual general meeting of the Predecessor Company.

The Group Chief Executive, the Group Finance Director and the Investor Relations Director carry out an extensive program of meetings with institutional investors. Shareholders who wish to send communications to the Board of directors, the Chairman or any other individual director may do so in writing, addressed to Mark Jenkins, Group Company Secretary at 15 Golden Square, London W1F 9JG, UK.

The Board is kept informed of investment market attitudes to the Group by receiving regular reports on investor relations, copies of brokers’ research, press cuttings and third party surveys of investor perceptions.

SOCIAL ETHICAL & ENVIRONMENTAL POLICIES

The Group has a formal social ethical & environmental (“SEE”) governance framework with SEE principles and policies being included in the schedule of matters reserved for the Board. The Group Chief Executive has been designated as the director responsible for SEE matters including those relating specifically to climate change, and reports to the Board on a regular basis.

The Group SEE Committee chaired by the Group Company Secretary, and consisting of senior managers from the UK and US, has responsibility for the implementation of the various aspects of the SEE principles and policies, including climate change initiatives, through a program approved by the Board.

The procedures for SEE risk management are embedded within the management structure of the Group. SEE risks are discussed in ‘Risk and other factors’ on pages 6 to 12. However, the Group’s share of the worldwide jewelry and watch market is less than 3% of the total. Therefore, it is the Group’s belief that it can be most effective in influencing improvements in the supply chain by working with other industry representatives who together can, by concentration into a single industry voice, be representative of many aspects of the supply chain and use their combined influence in working to improve the supply chain as a whole. In support of this position, the Group Chief Executive is on the Board and is Chair Elect of Jewelers of America (becoming chair in July 2009) and chairs its Ethical Initiatives Committee. He is also a director of the Responsible Jewellery Council (“RJC”) (as is the Group Company Secretary).

The Board has adopted a Statement of SEE Principles (“Principles”) outlining the Group’s policy to operate as a profitable and reputable specialty jewelery retailer, the Group’s responsibilities to various stakeholders and the SEE principles by which it operates. More detailed information is available on the Group’s website www.signetjewelers.com g Responsibilities g SEE Principles.

Supply Chain Standards

The Group has a Supplier Code of Conduct (“Supplier Code”) and policies on business integrity, health and safety, the environment and labor standards. The Supplier Code applies to suppliers and agents with whom Signet deals directly. They are encouraged to ensure that the Supplier Code is communicated throughout the supply chain. More detailed information is available from www.signetjewelers.com g Responsibilities g Policies and Codes g Supplier Code of Conduct.

Most of the raw and processed materials for the merchandise sold by Signet are traded on commodity exchanges or through multiple brokers and traders thereby making the original source difficult to trace. Signet believes that SEE issues at the mining, trading and secondary processing phases of the supply chain are more effectively managed through co-operation within the industry.

Conflict diamonds

One of the issues facing the Group and the diamond sector is conflict diamonds. These are diamonds sold by rebel movements to fund military campaigns. The Group has worked with industry members, the United Nations, government bodies, commercial interests and civil society to introduce an effective system for the certification of the source of uncut diamonds. This system, known as the Kimberley Process Certification System (“KPCS”) was formally adopted in November 2002 and came into operation during 2003. Details regarding the KPCS are available at www.kimberleyprocess.com. The World Diamond Council (“WDC”) has also introduced a system of warranties for the trade in polished diamonds whereby the seller confirms that the diamonds comply with the KPCS. Details concerning the WDC are available at www.diamondfacts.org. The Group has trained its buying staff and sales associates with regard to the KPCS and the WDC system of warranties requirements and operation. The audit of these procedures as required by KPCS is undertaken, and the audit results have confirmed the Group’s compliance and the Group has been commended for its robustness in this area.

The Responsible Jewellery Council

As Signet believes it can be most effective in influencing improvements in the supply chain by working with other industry representatives it has played a leading role in the formation of the RJC. The RJC is an industry group representing the entire length of the diamond and gold jewelry industry supply chain from the mine to retail. In 2004, Signet was one of the signatories to a Statement of Intent that formed the basis of an agreement for further co-operation to promote increased consumer confidence and integrity in diamond and gold jewelery by promoting responsible business practices throughout the industry. As a result the RJC was formed in 2005 as a not for profit organization whose members are participants in all aspects of the diamond and gold jewelery industry. The RJC mission statement is to promote responsible practices relating to business ethics, social, human rights, and environmental performance throughout the diamond and gold jewelery supply chain, from mine to retail. A key membership requirement of the RJC is an independent assessment of compliance with the Code of Practices in accordance with the RJC Responsible Practices Framework which was launched in December 2008. More information is available from www.responsiblejewellery.com.

Environment

The direct environmental impact of Signet’s operations is considered to be relatively low compared to many business sectors and to other retailers. Notwithstanding Signet takes its environmental performance seriously and seeks opportunities to improve it. The Group has been implementing eco-efficiency initiatives to reduce energy use since 2003 and continues to assess further opportunities to minimize resource use.

Community affairs

Both divisions have an active local community relationship program. During fiscal 2009 the Group advanced various employment sourcing relationships with a number of community organizations relating to people who are disabled, being rehabilitated or suffering from development difficulties. The Group is committed to continuing these community activities in fiscal 2010.

Charitable support

Signet believes it is best to give support to a small number of specific charities rather than fragment its charitable giving. In the US, support is primarily given to The United Way, St. Jude Children’s Research Hospital and Jewelers for Children, the industry’s charity. In the UK, the Group primarily supports the Princess Royal Trust for Carers. During the period the Group made provision for total charitable giving of $4,761,000 (fiscal 2008: $4,516,000). This included direct charitable contributions of $640,000 (fiscal 2008: $734,000), of which $144,000 (fiscal 2008: $222,000) was in the UK and $496,000 (fiscal 2008: $512,000) was in the US, and marketing initiatives on both sides of the Atlantic resulting in additional charitable contributions of $4,121,000 (fiscal 2008: $3,782,000). No political donations were made in the US or the UK by the Group in the period (fiscal 2008: $nil).

Human rights

Signet supports the Fundamental Conventions of the International Labor Organization and the United Nations Declaration of Human Rights and encourages support and respect for these principles within its sphere of influence through the Supplier Code. Signet is working at a senior executive level to address human rights in the jewelry supply chain on an industry wide basis, through the RJC described above.

D. EMPLOYEES

In fiscal 2009 the average number of full-time equivalent persons employed (including directors) was 16,915 (UK: 3,697; US: 13,218). The Company usually employs a limited number of temporary employees during each Christmas season.

	Year ended
	Fiscal 2009	Fiscal 2008	Fiscal 2007
Average numbers of employees
US	13,218	13,396	12,672
UK	3,697	3,847	4,164

Total	16,915	17,243	16,836

None of Signet’s employees in the UK and less than 1% of Signet’s employees in the US are covered by collective bargaining agreements. Signet considers its relationship with its employees to be excellent.

Further information on Signet’s employees can be found in Item 4B “Business overview” on pages 14 to 36.

E. SHARE OWNERSHIP

See table on page 83.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholder	As at March 25, 2009		As at April 8, 2008(1)		As at April 17, 2007(1)
	Total shares held	Percentage of issued shares	Total shares held	Percentage of issued shares	Total shares held	Percentage of issued shares

Harris Associates LP	14,311,990	16.7	15,206,002	17.8	10,266,212	12.0

First Pacific Advisors LLC	6,985,730	8.2	3,544,800	4.1	—	—

Sprucegrove Investment Management Limited	6,674,070	7.8	5,694,810	6.6	3,622,609	4.2

Capital Group Companies Inc	5,784,860	6.8	8,203,746	9.6	8,191,681	9.5

Artisan Partners Limited Partnership	5,603,872	6.6	4,505,354	5.2	1,755,419	2.0

Investec Asset Management Limited	4,356,884	5.1	—	—	—	—

(1)	Numbers have been adjusted to reflect the 1-for-20 reverse stock split (share consolidation) which took place on September 11, 2008

None of the Company’s Common Shares entitle the holder to any preferential voting rights.

As far as we know, the Company is not directly or indirectly owned or controlled by any other corporation, person or any government, and there are no arrangements that may result in a change of control.

B. RELATED PARTY TRANSACTIONS

The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under Bermuda law.

Certain US subsidiaries of the Company have constitutions and Bye-laws which provide indemnities to directors which conform to local laws and practices.

There are no other related party transactions which require disclosure in this item.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 “Financial Statements”.

Dividends

See Item 5.B “Liquidity and Capital Resources”—Financing activities—Dividends paid (page 56).

LEGAL PROCEEDINGS

The Group is not party to any legal proceedings considered to be material to its profit, financial position or cash flow including any bankruptcy, receivership or similar proceedings involving the Group or any of its subsidiaries. No director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class action lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of the company, in the New York federal court by private plaintiffs. The US Equal Employment Opportunity Commission has filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

B. SIGNIFICANT CHANGES

Except as otherwise indicated elsewhere in this Form 20-F, no significant changes have occurred since the date of our annual financial statements included in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Prior to September 11, 2008, the shares of Signet Group plc (the “Predecessor Company”) were traded on the London Stock Exchange and American Depositary Shares (“ADSs”) representing those shares were quoted on the NYSE. Each ADS represented ten shares. Prior to November 16, 2004, the ADSs were traded on NASDAQ (symbol: SIGY). Prior to October 18, 2004 the ratio of shares per ADS had been 30:1.

On September 11, 2008 with the approval of the High Court of Justice in England and Wales, a Scheme of Arrangement (the “Scheme”) was effected. Under the terms of the Scheme, a new group holding company, Signet Jewelers Limited, was established. Shares in the new company were distributed to the shareholders of the Predecessor Company in proportion to their original holding (subject to fractional entitlements) following a one-for-20 reverse share split (share consolidation). Holders of ADSs received one new share for each two ADSs held.

Historic share prices have been adjusted for the events noted above.

The following table sets forth the high and low share price on each stock exchange for the periods indicated.

	London Stock Exchange Price per share		New York Stock Exchange Price per share
	High	Low	High	Low
	£		$
Fiscal 2005	23.95	18.90	44.50	34.50
Fiscal 2006	23.55	18.65	43.92	33.75
Fiscal 2007	25.40	18.45	48.28	34.00

Fiscal 2008
First quarter	25.35	22.85	51.20	44.06
Second quarter	25.30	19.30	51.64	39.62
Third quarter	20.65	16.40	42.26	33.08
Fourth quarter	17.85	10.85	37.78	22.08
Full year	25.35	10.85	51.64	22.08

Fiscal 2009
First quarter	14.25	10.05	28.16	20.20
Second quarter	15.50	8.85	30.40	17.70
Third quarter	13.35	6.05	25.55	10.18
Fourth quarter	7.925	4.78	12.69	7.04
Full year	15.50	4.78	30.40	7.04

Most recent six months
September 2008	13.35	11.10	25.55	20.12
October 2008	11.27	6.05	20.59	10.18
November 2008	7.93	4.89	12.69	7.83
December 2008	5.87	4.78	9.02	7.11
January 2009	6.40	4.88	9.59	7.04
February 2009	5.65	4.12	8.01	6.06

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The shares of the Company are traded on the New York Stock Exchange and the London Stock Exchange (both symbol: SIG). Prior to September 11, 2008, the shares of the Predecessor Company, were traded on the London Stock Exchange and American Depositary Shares were traded on the New York Stock Exchange (both symbol: SIG).

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

As a Bermuda domiciled Company, Signet does not have Articles of Association. An equivalent document, the Company’s Bye-laws, along with its Memorandum of Association are provided as an exhibit to this annual report on Form 20-F, and are available for inspection at the Company’s registered office or can be downloaded from www.signetjewelers.com.

Memorandum of Association

The Memorandum of Association of the Company provides that the objects for which the Company is formed and incorporated are unrestricted.

The Memorandum of Association does not contain any limitations on the rights to own securities or exercise voting rights on the securities.

Bye-laws

The following paragraphs summarise some of the key provisions in the Bye-laws:

Share capital

The share capital of the Company comprises Common Shares of $0.18 each. The Board is authorized to create and issue additional shares of any existing class or shares of a new class and, without prejudice to the generality of the foregoing, may provide for the issue of preference shares. (Bye-law 4.2)

Transfer of registered shares

A shareholder may transfer all or any of his Common Shares in any manner which is permitted by any applicable legislation (subject to the restrictions in the Bye-laws) and is approved by the Board. The Company must maintain a register of Common Shares in accordance with the relevant Bermuda legislation.

A shareholder may transfer all or any of his shares by an instrument of transfer in the form provided in the Bye-laws, or in such other form as the Board may approve. The instrument of transfer must be signed by or on behalf of the transferor and, except in the case of a fully paid Common Shares, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason for it, refuse to register any transfer of any Common Shares: (1) which is not fully paid up or (2) is not accompanied by the Common Shares certificate for the Common Shares to be transferred (if any) or by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. If the Board refuses to register a transfer it shall, within three months after the date on which the instrument of transfer was lodged, send to the transferor and transferee notice of the refusal. Subject to the Companies Act 1981 of Bermuda and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned and the Bye-laws, the Board has power to implement and/or approve any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depositary interests or similar interests, instruments or securities, and to the extent such arrangements are so implemented, no provision of the Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares of the Company represented thereby. The Board may from time to time take such actions and do such things as it may, in its absolute discretion, think fit in relation to the operation of any such arrangements. (Bye-law 13)

Alteration of capital

The Company may if authorized by resolution of the Board increase its share capital and if authorized by a resolution of the members, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Companies Act 1981 of Bermuda. (Bye-law 16.1)

Authority to allot relevant securities

Subject to the Bye-laws and to any resolution of shareholders to the contrary, the directors shall have the power to issue any unissued shares on such terms and conditions as they may determine. (Bye-law 2.1)

Power of the Company to investigate interests in shares and failure to disclose interests in shares

The Company may give notice to a person, where it knows or has reasonable cause to believe such person to be, or in the previous three years to have been, interested in the Company’s shares, requiring such person to confirm or deny such interest and to give such further information as may be requested. Where a person is required to disclose an interest in a share (a default share) and has not done so within 14 days after the date of service of the relevant notice by the Company, unless the Board in its absolute discretion decides otherwise, the relevant shareholder shall not be entitled to be present or vote on any question in person or by proxy at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company or count in the quorum. Where the default shares represent at least 0.25% of the issued shares of the same class, the Board may also direct that:

(i)	the Company may withhold any dividend (or part) or other amount payable, but when the restriction ceases to have effect, the Company must pay the amount to the person who would have been entitled to it;

(ii)	where the relevant shareholder has elected to receive shares in the Company instead of cash in respect of any dividend (or part), any election in respect of the default shares will not be effective; or

(iii)	no transfer of any of the shares held by the relevant shareholder will be recognised or registered by the directors unless the transfer is an excepted transfer or the shareholder is not in default after due and careful enquiry. (Bye-law 83)

Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to applicable law to issue debentures, debenture shares and other securities, whether outright or as security for any debt, liability or obligation of the Company or of any third party. (Bye-law 49.2)

Dividends

The Board may, subject to the Bye-laws and in accordance with section 54 of the Companies Act 1981 of Bermuda, declare a dividend to be paid to the shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or in such other way as may be agreed between the Company and the shareholder.

Dividends unclaimed within 7 years of declaration are forfeited and revert to the Company. (Bye-laws 18 to 20)

Distribution of assets on liquidation

On liquidation, the liquidator may with the authority of a resolution of the members, and any other authority required by Bermuda legislation, divide the whole or any part of the assets of the Company among the shareholders, in whole or part, in specie or vest the whole or any part of the assets upon such trusts as the liquidator shall think fit. (Bye-law 78)

General meetings

All annual and special general meetings will be held in such place as the Board appoints. At least 14 clear days’ notice must be given of an annual general meeting and a special general meeting. At any general meeting of the Company any two shareholders present in person or by proxy throughout the meeting form a quorum for the transaction of business. If within half an hour from the time appointed for the meeting a quorum is not present and if the meeting is convened on the requisition of shareholders, it will be deemed cancelled. In any other case, the meeting will stand adjourned to the same day one week later, at the same time and place as the original meeting, or to such other day, time and place as the Company Secretary may decide. (Bye-laws 25 to 28)

A poll may be demanded by, amongst others, not less than three members present in person or by proxy and having the right to vote at that meeting or a member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting. (Bye-law 33)

Forfeiture of shares

If, after the payment due date, the whole or any part of any call or instalment remains unpaid, the Board may give a notice (the “Payment Notice”) to the holder requiring him to pay the amount due, together with accrued interest. If the requirements in the Payment Notice are not complied with, any share in respect of which it was given may be forfeited by a Board resolution. Every share which is forfeited or surrendered becomes the property of the Company. The Board may dispose of the forfeited or surrendered share upon such terms as the Board thinks fit.

A person whose shares have been forfeited or surrendered ceases to be a shareholder in respect of the forfeited or surrendered share. The person will remain liable to pay to the Company all moneys payable by him in respect of that share at the time of forfeiture or surrender, together with interest. (Bye-law 7)

Indemnity and insurance

Each director may be indemnified out of the assets of the Company against all liabilities, loss, damage or expense incurred by him in the conduct of the Company’s business or in the discharge of his duties. The indemnity must not extend in such a way which would render it void under Bermudian legislation. (Bye-law 56)

Takeover provisions

The Company is prohibited from engaging, under certain circumstances, in a business combination (as defined in the Bye-laws) with any interested shareholder (as defined in the Bye-laws) for three years following the date that the shareholder became an interested shareholder. A “business combination” is defined to include, among other things, a merger or consolidation involving the Company and the interested shareholder and a sale of more than 10% of the Company’s assets. In general, an “interested shareholder” is defined as any entity or person beneficially owning 15% or more of the Company’s voting shares and any entity or person affiliated with or associated with that entity or person. (Bye-law 84)

Where an amalgamation of the Company with another company has been approved by the Board, that amalgamation requires the approval of a simple majority of the votes cast at the general meeting called to approve the amalgamation. The quorum at such a general meeting is two or more members present in person or by proxy.

Where an amalgamation of the Company with another company has not been approved by the Board, that amalgamation requires the approval of not less than 75% of the total voting rights attaching to all shares entitled to vote on the amalgamation. The quorum at a general meeting convened to approve such an amalgamation is two or more members present in person or by proxy representing in excess of 50% of the total voting rights attaching to all shares entitled to vote on the amalgamation. (Bye-law 85)

The Bye-laws also contain, inter alia, the following provisions:

(A)	Voting rights

In general members have one vote for each Common Shares held by them and are entitled to vote at all meetings of members and, in the case of a poll, every member present in person or by proxy has one vote for every Common Shares of which he is the holder. (Bye-laws 4.1(a) and 32.3)

The Bye-laws provide for unanimous written resolutions of members. (Bye-law 38)

(B)	Class rights

Subject to the Companies Act 1981 of Bermuda, all or any of the special rights for the time being attached to any class of shares may, unless otherwise provided in the rights attached to the terms of issue of the shares of that class, be altered or abrogated with the consent in writing of the holders of not less than 75 per cent of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy at which special meeting the quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. (Bye-law 17)

(C)	Appointment and removal of directors

The Board will consist of such number of directors, being not less than two and not more than such maximum number, not exceeding 15, as the Board may from time to time determine. (Bye-law 40.1)

The Company, by a resolution of its members or, when authorized by members pursuant to Bye-law 40.7, by the directors, may appoint persons to be directors of the Company. If the directors appoint a person to be such a director this person will hold the post until the next annual general meeting at which point they will be eligible for re-election.

Only persons who are proposed or nominated in accordance with Bye-law 40 will be eligible for election as directors. Any shareholder or the Board may propose any person for election as a director.

Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. (Bye-law 40.3)

Where the number of persons validly proposed for re-election or election as a director pursuant to Bye-law 40.4 is greater than the number of directors to be elected, the person(s) receiving the most votes will be elected as the director(s), and an absolute majority of the votes cast will not be a pre-requisite to the election of such director(s). (Bye-law 40.6)

At any general meeting, the shareholders may authorize the Board to fill any vacancy in their number left unfilled at a general meeting. (Bye-law 40.7)

One third of the directors must retire by rotation at each annual general meeting. (Bye-law 41)

A director must vacate his office if, amongst other things, he is prohibited by law from being a director, becomes bankrupt, becomes of unsound mind or is absent from Board meetings for more than 6 months without permission. (Bye-law 45)

Holders of Common Shares may remove a director from office only by a resolution of not less than 75% of the votes attaching to all Common Shares in issue. (Bye-law 44)

A director may be removed at any time by a vote of at least 75% of the directors (other than the director proposed to be removed). (Bye-law 44)

(D)	Management of the Company by the Board

The business of the Company is managed by the Board, which may exercise all such powers as are not required to be exercised by the Company in general meeting subject always to the Bye-laws and the provisions of the Companies Act 1981 of Bermuda, subject to the limitations set out in Bye-law 49. The Board may delegate to any company, firm, person, or body of persons any power of the Board (including the power to sub-delegate). (Bye-law 48)

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit, but no meeting of the Board may be held in the UK. (Bye law 57)

Subject to the provisions of the Bye-laws, a resolution put to the vote at a meeting of the Board will be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution will fail.

The Board may delegate any of its powers (including the power to sub-delegate) to a committee which may consist partly or entirely of non-directors of the Company provided that every such committee conforms to such directions as the Board imposes on them and provided further that the meetings and proceedings of any such committee are governed by the provisions of the Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board. (Bye-law 49.7)

The Board may delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board sees fit. (Bye-law 49.8)

The Board may appoint one or more directors of the Company to the office of managing director or chief executive officer of the Company, who will, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company. (Bye-law 49.3)

The quorum necessary for the transaction of business at a meeting of the Board is two. No meeting of the Board will be quorate if the majority of the directors present consists of persons who are personally resident in the UK for UK tax purposes. (Bye-law 60)

Bye-law 63 provides for unanimous written resolutions of directors to be as valid as though passed at a meeting of the Board.

A director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company must declare the nature of such interest as required by the Companies Act 1981 of Bermuda. (Bye-law 55.2)

Following such a declaration, unless disqualified by the chairman of the relevant Board meeting, the director will be entitled to vote in respect of such contracts or proposed contracts or arrangement and may be counted in the quorum for such meeting. (Bye-law 55.3)

The Company by resolution of its members or the Board, if so authorized by the members, may elect an alternate director. Any director, provided the members have not resolved otherwise, may appoint another director or other person authorized by the Board to act as an alternate director to himself or herself. An alternate director will be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which a director for whom he was appointed is not personally present and generally to perform at such meeting all the functions of such director for whom such alternate director was appointed. (Bye-law 43)

The amount of any fees to be paid to directors is to be determined by the Board and is deemed to accrue from day to day. (Bye-law 46.1)

Any director who holds any executive office (including for this purpose the office of chairman or deputy chairman), or who serves on any committee, or who, at the request of a director of the Company, goes or resides abroad, makes any special journey or otherwise performs services which in the opinion of the directors, determined in a resolution of the directors, are outside the scope of the ordinary duties of a director, may be paid such remuneration by way of salary, commission or otherwise as the directors may determine in addition to or in lieu of any fee payable to him for his services as a director pursuant to the Bye-laws. (Bye-law 46.2)

(E)	Distributions on liquidation to shareholders

The holders of the Common Shares (subject to the other provisions of the Bye-laws) are, in the event of a winding-up or dissolution of the Company, entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of holders of any shares in the Company then in issue having preferred rights on the return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them. (By-law 4.1(c) and 4.2(h))

(F)	Changes to the Bye-laws

No Bye-law may be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a resolution of the members. (Bye-law 79.1)

Certain of the Bye-laws, being Bye-laws 40 (Election of Directors), 41 (Retirement by Rotation), 42 (No Share Qualification), 44 (Removal of Directors), 56 (Indemnification and Exculpation of Directors and Officers), 79 (Changes to Bye-laws), 84 (Business Combinations) and 85 (Amalgamations) may not be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by at least 75 per cent of the directors then in office and approved by an affirmative vote of at least 75 per cent of the votes attaching to all Common Shares in issue. (Bye-law 79.2)

(G)	The Company’s Bye-laws do not contain any limitations on the rights to own securities or exercise voting rights on the securities.

C. MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Group is a party, for the two years immediately preceding the date of publication of this document and a summary of any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Company/Group as at the date of this document:

Depositary Agreement

A depositary agreement dated September 3, 2008 (the “Depositary Agreement”) between the Company and Capita IRG Trustees limited (the “Trustee”) under which the Company, subject to and conditional upon the Scheme becoming effective, appointed the Trustee to constitute and issue from time to time, upon the terms of the trust deed poll executed by the Trustee on or about the date of the Depositary Agreement (the “Deed Poll”), a series of uncertificated depositary interests (“Depositary Interests”) representing securities issued by the Company and to provide certain other services in connection with such Depositary Interests with a view to facilitating the indirect holding by participants in CREST. The Trustee agrees that it will comply, and will procure certain other persons to comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. The Trustee assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities and to provide copies of and access to, the register of Depositary Interests. The Trustee warranted that it is an authorized person under the UK Financial Services and Markets Act 2000 and is duly authorized to carry out custodial and other activities under the Deed Poll. It also undertook to maintain that status and authorization. It will either itself or through its appointed custodian as bare trustee hold the deposited property (which includes, inter alia, the securities represented by the Depositary Interests) for the benefit of the holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll. The Company agreed to provide such assistance, information and documentation to the Trustee as is reasonably required by the Trustee for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, the Company is to supply the Trustee with all documents it sends to its shareholders so that the Trustee can distribute the same to all holders of Depositary Interests. The agreement sets out the procedures to be followed where the Company is to pay or make a dividend or other distribution and in respect of voting at general or other meetings. Each party is to indemnify the other, and each of its subsidiaries and subsidiary undertakings, against claims made against any of them by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder. The aggregate liability of the Trustee is limited to the lesser of £1 million and an amount equal to ten times the total annual fee payable to the Trustee under the Depositary Agreement. The agreement is to remain in force for as long as the Deed Poll remains in force. The Company may terminate the appointment of the Trustee if an Event of Default (as defined in the Depositary Agreement) occurs in relation to the Trustee or if it commits an irremediable material breach of the agreement or the Deed Poll or any other material breach which is not remedied within 30 days. The Trustee has the same termination rights in respect of Events of Default (as defined in the Depositary Agreement) occurring or any breach by the Company. Either of the parties may terminate the Trustee’s appointment by giving not less than 45 days’ written notice. If the appointment is terminated on an Event of Default (as defined in the Depositary Agreement) or breach, the Trustee must within 14 days serve notice to terminate the Deed Poll to all holders of Depositary Interests. The Trustee is to ensure that any custodian and any person who maintains the register of Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll to a company that is not a member of the same group without the Company’s consent. The Company is to pay certain fees and charges including, inter alia, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. The Trustee is also entitled to recover reasonable out of pocket fees and expenses.

Facility and Note Purchase Agreement

On June 26, 2008 Signet entered into a $520 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”) under which a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits. This replaced a five year $390 million facility entered into in September 2004 and the terms of the new facility were the same in all material respects other than an increase in loan margin pricing. The facility is available for general corporate purposes.

Discussions to make amendments to and reduce the size of the Group’s borrowing facilities were initiated by Signet in November 2008, in light of a significant deterioration in the economic environment in anticipation that in certain circumstances in the future the covenants might be broken. The goal of the discussions was to provide the Group with additional financial flexibility in the medium term, while more appropriately structuring the borrowing facilities required by the significantly lower level of net debt now expected based on the Group’s revised operating and expansion strategies. Signet was in compliance with the terms of the original borrowing agreement for the year ended January 31, 2009.

The amendments relate to the terms of a $380 million 2013 to 2018 year US Private Placement Note Term Series Purchase Agreement entered into on March 30, 2006 (the “Note Purchase Agreement”) and the $520 million unsecured multi-currency five year revolving credit facility agreement entered into on June 26, 2008 (the “Facility Agreement”). At January 31, 2009 the amount drawn under the Facility Agreement was $135.0 million.

Under the amended agreements, Signet repaid $100 million of the notes at par plus accrued interest on March 18, 2009 and the revolving credit agreement was reduced in size to $370 million on March 13, 2009. In addition, the margins paid on the revolving credit agreement and the coupon on the notes have been increased. The most stringent condition under the original agreements was a fixed charge cover covenant. The definition of this covenant has been amended to include depreciation in the earnings, and exclude service charges and rates from expenses. This covenant is set at 1.4:1, using the amended definition, until the end of fiscal 2012, equivalent to a reduction to about 1.1:1 from 1.4:1 under the former definition of fixed charge cover. The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013 and thereafter is set at 1.85:1. The amended agreements also reduce the permitted ratio of net debt to earnings before interest, tax, depreciation and amortization covenant to 2:1 from 3:1 (2.5:1 in the third quarter of each fiscal year) until the end of fiscal 2013 and places restrictions on the Group’s ability to undertake certain activities, including cash distributions to shareholders. A more detailed description of the amendments is set out below. Amendment fees and other related costs of $9.5 million will be charged in fiscal 2010.

Amended Facility Agreement

The terms of the amended Facility Agreement (the “Amended Facility Agreement”) which runs from March 2009 until June 2013, inter alia, include:

•	the ability by Signet to draw $370 million in the form of multi-currency cash advances and the issuance of letters of credit; and

•

an increased margin of 2.25% above LIBOR (from 1.20% above LIBOR), subject to adjustment depending on the performance of the Group, with the minimum being increased to 1.75% above LIBOR (from 1.0% above LIBOR) and the maximum being increased to 2.75% above LIBOR (from 1.75% above LIBOR).

The continued availability of the Amended Facility Agreement is conditional upon the Group achieving certain financial performance criteria, including those set out below:

•

the ratio of Consolidated Net Debt to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) shall not exceed 2:1 for each quarter, except the third quarter when it shall not exceed 2.5:1;

•	Consolidated Net Worth (total net tangible assets) shall not fall below $800 million;

•

the ratio of EBITDAR (Earnings Before Interest, Tax, Depreciation, Amortization, Rents and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents and Operating Lease Expenditure excluding Service Charges and Rates shall be equal to or greater than 1.4:1 for the trailing 12 months at each quarter end to January 2012, increasing to 1.55:1 until January 2013 and then to 1.85:1 for subsequent periods. The ratio of 1.85:1 is equivalent to 1.4:1 under the original Facility Agreement;

•	beginning with fiscal 2011, the facility will be reduced, on a pro rata basis with the notes outstanding (see below), by at least 60% of any reduction in net debt from the prior year end;

•

no “Shareholder Returns” (defined as including dividends, share buybacks or other similar payments) during fiscal 2010 or fiscal 2011, and thereafter such returns may only be made if the amended fixed charge cover is above 1.7:1, there are no subsisting defaults and the directors confirm that they expect Signet to continue to comply with the covenant in the following 12 months;

•

capital expenditure shall not exceed $71 million in fiscal 2010, $93 million in fiscal 2011, $115 million in fiscal 2012 and $205 million in fiscal 2013, with any unspent amount being carried over into the subsequent period; and

•

a Clean Down provision which requires the paying down to nil of all cash drawings under the Amended Facility Agreement for a period of no less than five days with a minimum interval of six months between Clean Down periods.

The Amended Facility Agreement retains certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses.

Amended Note Purchase Agreement

Coincidental to entering into the Amended Facility Agreement, amendments were made to the Note Purchase Agreement. The original Note Purchase Agreement took the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95% due 2013; Series (B) $150 million 6.11% due 2016 and Series (C) $130 million 6.26% due 2018. The financial covenants of the original Note Purchase Agreement were substantially the same as in the original Facility Agreement.

The terms of the amended Note Purchase Agreement (“Amended Note Purchase Agreement”), where they are different to those in the Amended Facilities Agreement disclosed above, are, inter alia:

•

the coupon was increased by an additional 2.0% (subject to a further 1.0% increase until fiscal 2013 if the amended fixed charge coverage ratio is less than 1.6:1, and an additional 1.0% increase if Note holders are subject to increased capital charges as a result of a requirement to post additional reserves under applicable insurance regulations, as determined by the insurance regulator);

•

a prepayment of $100 million at par plus accrued interest on March 18, 2009. Subsequent prepayment offers, at par, are to be made in February of each of the following years – 2010, 2011, 2012 and 2013. The minimum amount of each such offer being principally the Note holders’ pro rata share of 60% of any reduction in net debt that occurred over the preceding fiscal year. Any proportion of the 2011, 2012 or 2013 offers rejected by Note holders may be applied to Shareholder Returns, as defined in the Amended Facility Agreement;

•

subsequent to January 2013, Shareholder Returns may only be made if total offers to prepay of $190 million of the Notes have been made, and that an additional prepayment offer at a 2% premium to par has also been made, in which case the Shareholder Returns may be no greater than the proportion of the additional offer rejected by the Note holders; and

•

restrictions on capital expenditure similar to the Amended Facility Agreement for fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013, provided that in fiscal 2012 and 2013 the Required Offers have been made, otherwise the restrictions on capital expenditure in fiscal 2012 will be $85 million and in fiscal 2013 will be $100 million.

Asset backed variable funding note conduit securitisation facility

In October 2008 the Group entered into a 364 day $100 million series 2007 asset backed variable funding note conduit securitisation facility for general corporate purposes. Under this securitisation, interests in the US receivables portfolio are sold to Bryant Park, a conduit administered by HSBC Securities (USA) Inc. This facility has not been utilized and replaced a similar facility for $200 million.

D. EXCHANGE CONTROLS

The Company is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes. The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder and the issuance of Common Shares to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

The owners of Common Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of Common Shares, other than in respect of local Bermuda currency.

E. TAXATION

The following are brief and general summaries of the United Kingdom and United States taxation treatment of holding and disposing of Common Shares. The summaries are based on existing law, including statutes, regulations, administrative rulings and court decisions, and what is understood to be current HMRC and IRS practice, all as in effect on the date of this document. Future legislative, judicial or administrative changes or interpretations could alter or modify statements and conclusions set forth below, and these changes or interpretations could be retroactive and could affect the tax consequences of holding and disposing of Common Shares. The summaries do not consider the consequences of holding and disposing of Common Shares under tax laws of countries other than the UK, the US (or any US laws other than those pertaining to income tax) and Bermuda, nor do the summaries consider any alternative minimum tax or state or local consequences of holding and disposing of Common Shares.

The summaries provide general guidance to persons resident, ordinarily resident and domiciled for tax purposes in the UK who hold Common Shares as an investment, and to US holders (as defined below) who hold Common Shares as capital assets (within the meaning of section 1221 of the US Internal Revenue Code), and not to any holders who are taxable in the UK on a remittance basis or who are subject to special tax rules, such as banks, financial institutions, broker-dealers, persons subject to mark-to-market treatment, UK resident individuals who hold their Common Shares under a personal equity plan, persons that hold their Common Shares as a position in part of a straddle, conversion transaction, constructive sale or other integrated investment, US holders whose “functional currency” is not the US dollar, persons who received their Common Shares by exercising employee share options or otherwise as compensation, persons who have acquired their Common Shares by virtue of any office or employment, S corporations or other pass-through entities (or investors in S corporations or other pass-through entities), mutual funds, insurance companies, exempt organizations, US holders subject to the alternative minimum tax, certain expatriates or former long term residents of the US, and US holders that directly or by attribution hold 10% or more of the voting power of the Company’s shares.

The summaries are not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. If you are in any doubt about your taxation position, or if you are ordinarily resident or domiciled outside the United Kingdom or resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom or the United States, you should consult your own professional advisers immediately.

The Company is incorporated in Bermuda. The directors intend to conduct the Company’s affairs such that, based on current law and practice of the relevant tax authorities, the Company will not become resident for tax purposes in any other territory. This Item 10E is written on the basis that the Company does not become resident in a territory other than Bermuda.

UK taxation

Chargeable gains

A disposal of Common Shares may, depending on individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to (or an allowable loss for the purposes of) UK taxation of chargeable gains.

Any chargeable gain or allowable loss on a disposal of the Common Shares should be calculated taking into account the allowable cost to the holder of acquiring his Common Shares. In the case of corporate shareholders, to this should be added, when calculating a chargeable gain but not an allowable loss, indexation allowance on the allowable cost. Non-corporate shareholders should note that, under the UK Finance Act 2008, non-corporates are not entitled to indexation allowance or taper relief in respect of disposals occurring on or after April 6, 2008. The Finance Act 2008 also introduces a single capital gains tax of 18% for non-corporate shareholders in respect of any chargeable gain arising on disposals on or after April 6, 2008. These changes do not affect shareholders within the charge to UK corporation tax on chargeable gains.

Individuals who hold their Common Shares within an individual savings account (“ISA”) and are entitled to ISA-related tax reliefs in respect of the same, will generally not be subject to UK taxation of chargeable gains in respect of any gain arising on a disposal of Common Shares.

Taxation of dividends on Common Shares

Under current UK law and practice, UK withholding tax is not imposed on dividends.

A UK resident shareholder or a holder of Common Shares who carries on a trade, profession or vocation wholly or partly in the UK (provided that in the latter case, the Common Shares are held in connection with that part of a trade carried on in the UK) will generally, depending upon the holder’s particular circumstances, be subject to UK income tax or corporation tax (as the case may be), on any dividends paid by the Company on the Common Shares.

Shareholders within the charge to corporation tax will be liable to tax on the dividend income (up to the maximum rate of 28% for 2008-2009). The UK government is however currently considering the tax treatment of portfolio dividends received by UK tax resident companies with a view to achieving parity of treatment between UK and foreign portfolio dividends which may mean that future dividend income from the Company is exempt from UK corporation tax subject to the satisfaction of certain conditions. As the proposals are still in consultation it cannot be said with certainty whether such conditions would be satisfied.

A UK resident individual shareholder who is liable to UK income tax at no more than the basic rate will be liable to income tax on the dividend income at the dividend ordinary rate (which was 10% in 2008-2009). A UK resident individual shareholder who is liable to UK income tax at the higher rate will be subject to income tax on the dividend income at the dividend upper rate (which was be 32.5% in 2008-2009).

However, under the Finance Act 2008, with effect from the tax year (2008-2009), individuals in receipt of dividends from the Company, if they own less than a 10% shareholding in the Company, will be entitled to the same non-payable dividend tax credit as individuals in receipt of UK dividends (currently at the rate of 1/9th of the cash dividend paid (or 10% of the aggregate of the net dividend and related tax credit)). Assuming that there is no withholding tax imposed on the dividend (as to which see the section on Bermuda taxation below), the individual is treated as receiving for UK tax purposes gross income equal to the cash dividend plus the tax credit. The tax credit is set against the individual’s tax liability on that gross income. The result is that a UK resident individual shareholder who is liable to UK income tax at no more than the basic rate will have no further UK income tax to pay on a Company dividend. A UK resident individual shareholder who is liable to UK income tax at the higher rate will have further UK income tax to pay of 22.5% of the dividend plus the related tax credit (or 25% of the cash dividend, assuming that there is no withholding tax imposed on that dividend). For example, a dividend of £80 (without any withholding tax imposed) will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5% of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

The UK Government has announced proposals (which are intended to take effect from April 2009) to extend the availability of the tax credits to individuals who own 10% or more of the issued share capital in distributing non-UK companies. Under the current form of the proposals, the availability of this tax credit is subject to the company paying the dividend being resident in a territory with which the UK has a double taxation agreement with a non-discrimination article and it is possible that the Company would fail to meet this condition.

Individual shareholders who hold their Common Shares in an ISA and are entitled to ISA-related tax reliefs in respect of the same will not be taxed on the dividends from those Common Shares but are not entitled to recover from HMRC the tax credit on such dividends.

Stamp duty/stamp duty reserve tax (“SDRT”)

In practice, stamp duty should generally not need to be paid on an instrument transferring Common Shares. No SDRT will generally be payable in respect of any agreement to transfer Common Shares or Depositary

Interests. The statements in this paragraph summarise the current position on stamp duty and SDRT and are intended as a general guide only. They assume that the Company will not be UK managed and controlled and that the Common Shares will not be registered in a register kept in the UK by or on behalf of the UK. The Company has confirmed that it does not intend to keep such a register in the UK.

US Taxation

As used in this discussion, the term “US holder” means a beneficial owner of Common Shares who is for US federal income tax purposes: (i) an individual US citizen or resident; (ii) a corporation, or entity treated as a corporation, created or organised in or under the laws of the United States; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if either: (a) a court within the US is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust; or (b) the trust has a valid election in effect to be treated as a US resident for US federal income tax purposes.

If a partnership (or other entity classified as a partnership for US federal tax income purposes) holds Common Shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships, and partners in partnerships, holding Common Shares are encouraged to consult their tax advisers.

*****

INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

*****

Dividends and other distributions upon Common Shares

Distributions made with respect to Common Shares will generally be includable in the income of a US holder as ordinary dividend income, to the extent paid out of current or accumulated earnings and profits of the Company as determined in accordance with US federal income tax principles. The amount of such dividends will generally be treated as foreign-source dividend income, or, if 50% or more of the Company’s shares are directly or indirectly owned by US persons, which could be more likely as a result of the NYSE Admission, partly as US-source and partly as foreign-source dividend income in proportion to the earnings from which they are considered paid. Dividend income received from the Company will not be eligible for the “dividends received deduction” generally allowed to US corporations under the US Code. Subject to applicable limitations, including a requirement that the Common Shares be listed for trading on the NYSE, the NASDAQ Stock Market, or another qualifying US exchange, dividends with respect to Common Shares so listed that are paid to non-corporate US holders in taxable years beginning before January 1, 2011 will generally be taxable at a maximum tax rate of 15%.

Sale or exchange of Common Shares

Gain or loss realised by a US holder on the sale or exchange of Common Shares generally will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the Common Shares and the amount realised on the disposition. Such gain or loss will be long term capital gain or loss if the US holder held the Common Shares for more than one year. Gain or loss, if any, will generally be US source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Payments of dividends on, and proceeds from a sale or other disposition of, Common Shares, may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a US holder under the backup withholding rules are not additional tax and should be allowed as a refund or credit against the US holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For the purposes of these rules, a non US corporation is considered to hold and receive directly the assets and income of any other corporation of whose shares it owns at least 25% by value. Consequently, the Company’s classification under the PFIC rules will depend primarily upon the composition of Signet’s assets and income.

If the Company is characterised as a PFIC, US holders would suffer adverse tax consequences, and US federal income tax consequences different from those described above may apply. These consequences may include having gains realised on the disposition of Common Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on certain distributions and on the proceeds of the sale or other disposition of Common Shares. The Company believes that it is not a PFIC and that it will not be a PFIC for the foreseeable future. However, since the tests for PFIC status depend upon facts not entirely within a company’s control, such as the amounts and types of its income and values of its assets, no assurance can be provided that the Company will not become a PFIC. US holders should consult their own tax advisers regarding the potential application of the PFIC rules to the Common Shares.

Bermuda Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by its shareholders in respect of its Common Shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by it in respect of real property owned or leased by it in Bermuda.

F. DIVIDENDS AND PAYING AGENTS

See Item 5B “Liquidity and capital resources” —Financing Activities— Dividends paid on page 56.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents referred to in this annual report on Form 20-F are available for inspection at the registered office of the Company.

I. SUBSIDIARY INFORMATION

See Item 4C “Organizational structure” on page 38.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Signet is exposed to market risk arising from changes in foreign currency exchange rates, certain commodity prices and interest rates.

Signet monitors and manages these market exposures as a fundamental part of its overall risk management program, which recognizes the volatility of financial markets and seeks to reduce the potentially adverse effects of this volatility on Signet’s operating results.

Market risk management policy

A committee of the Board is responsible for the implementation of market risk management policies within the treasury policies and guidelines framework, which are deemed to be appropriate by the Board for the management of market risk.

The Group’s exposure to market risk is managed by the Group’s treasury department. Where deemed necessary to achieve the objective of reducing market risk volatility on Signet’s operating results, certain derivative instruments are entered into by specialist treasury personnel. The Group uses derivative financial instruments for risk management purposes only.

A description of Signet’s accounting policies for derivative instruments is included in Item 18 “Financial Statements” Note 1 on page 127.

Signet’s current portfolio of derivative financial instruments consists of forward foreign currency exchange contracts, foreign currency swaps and forward contracts for the purchase of gold.

An analysis quantifying the fair value change in derivative financial instruments held by the Group to manage its exposure to foreign exchange rates, commodity prices and interest rates is detailed on page 107.

Foreign currency exchange rate risk

The Company redenominated its share capital and changed its functional currency to US dollars with effect from February 5, 2007. The Group now publishes its consolidated annual financial statements in US dollars. The Group held approximately 88% of its total assets in US dollars at January 31, 2009 and generated approximately 76% of its sales and 75% of its operating income, net (before goodwill impairment and relisting costs) in US dollars for fiscal 2009. The remainder of the Group’s assets, sales and profit are in pounds sterling.

Translation

In translating the results of its UK operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar.

With the change in reporting currency the impact of movements in the exchange rate on the reported results of the Group is opposite to that which it has been historically. Accordingly, any depreciation in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit and any appreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit.

The Board has chosen not to hedge the translation effect of exchange rate movements on the operating results of the Group.

Transaction

The UK division buys on international markets certain products and materials that are priced in US dollars, and therefore has an exposure to exchange rates on the cost of goods sold.

The Group uses certain derivative financial instruments to hedge this exposure, within treasury guidelines approved by the Group’s Board.

Cash dividends in respect of the Company’s Common Shares are declared in US dollars. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the amount received by shareholders who receive payment in pounds sterling.

Swaps

The Group has historically held pound sterling cash deposits and US dollar borrowings reflecting the cash generative characteristics of the UK division and the investment by the US division in new space. The size of such cash deposits fluctuates during the year. The Group swaps the pound sterling deposits into US dollars on a short term basis to reduce the level of US dollar debt.

Commodity price risk

Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities.

The Group’s results are subject to fluctuations in the underlying cost price of certain precious metals which are a key raw material component of the products sold by the Group.

It is the Group’s policy to minimize the impact of precious metal commodity price volatility on the operating results of the Group through the use of outright forward purchases of precious metals within treasury guidelines approved by the Company’s Board. In particular, the Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and commodity purchasing. The Group does not hedge against fluctuations in the cost of diamonds.

Interest rate risk

The Group’s interest income or charge is exposed to volatility in interest rates. This exposure is driven by both the currency denomination of the debt (US dollars or pound sterling), the mix of fixed and floating rate debt used and the total amount of debt outstanding.

It is the Group’s policy to minimize the impact of interest rate volatility on the operating results of the Group by maintaining a minimum of 75% of the projected average debt amount in fixed rate.

If required, interest rate swaps and options can be used to achieve this fixed / floating interest rate mix within treasury guidelines approved by the Company’s Board.

Sensitivity analysis

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table below.

Fair value changes arising from:

	Estimated fair value January 31, 2009	1% rise in interest rates	10% depreciation of $ against £	10% depreciation of precious metal prices	Estimated fair value February 2, 2008
	$m	$m	$m	$m	$m
Foreign exchange contracts	12.1	—	(5.0)	—	0.3
Commodity contracts	12.0	—	—	(9.6)	9.6
Interest rate contracts	—	—	—	—	—
Floating rate borrowings	(187.5)	(1.9)	—	—	(36.3)
Fixed rate borrowings	(293.0)	33.0	—	—	(380.0)

The amounts generated from the sensitivity analysis quantify the impact of market risk assuming that certain adverse market conditions, specified in the table above, occur. They are not forward-looking estimates of market risk.

Actual results in the future are likely to differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets.

Any changes in the portfolio of financial instruments held and developments in the global financial markets may cause fluctuations in interest rates, exchange rates and precious metal prices to exceed the hypothetical amounts disclosed in the table above. The sensitivity scenarios are intended to allow an expected risk measure to be applied to the scenarios, as opposed to the scenarios themselves being an indicator of the maximum expected risk.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at January 31, 2009 is set out in the table above. The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements are based on an instantaneous increase of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at January 31, 2009 with all other variables remaining constant.

The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% depreciation of the pound sterling against US dollar from the levels applicable at January 31, 2009 with all other variables remaining constant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

The directors review the effectiveness of the Group’s system of internal controls in the following areas:

•	Financial;

•	Operational;

•	Compliance; and

•	Risk management.

During the year the Board continued to take steps to ensure continued compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. As in previous years the Group Chief Executive and the Group Finance Director signed the applicable certifications required by the Sarbanes-Oxley Act when this annual report on Form 20-F was filed with the SEC.

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

Signet’s disclosure control procedures are designed to help ensure that processes and procedures for information management are in place at all levels of the Group. The disclosure control procedures aim to provide reasonable assurance that any information disclosed by the Group is recorded, processed, verified, and summarized appropriately and on a consistent basis. The procedures are also designed to provide reasonable assurance that information is accumulated and communicated to management to allow timely decisions to be made regarding required disclosure. The Group’s Disclosure Control Committee, which has a formalized Charter, consists of the Group Finance Director, the Group Company Secretary, the Investor Relations Director and the Group Financial Controller who consult with the Group’s external advisers and auditor, as necessary. These procedures are designed to enable Signet to make timely, appropriate and accurate public disclosures. The activities and findings of the Disclosure Control Committee are reported to the Audit Committee.

Key procedures designed to provide effective internal controls are:

•

Control environment—control is exercised through an organizational structure with clearly defined levels of responsibility and authority together with appropriate reporting procedures, particularly with respect to financial information, capital expenditure, investment, granting of guarantees and the use of treasury products (see page 106 for more detail) as well as health, safety, environmental and customer service issues.

•

Reporting and information systems—the Group has a comprehensive budgeting and strategic planning system with an annual budget and strategic plan approved by the Board. Reported monthly trading results and balance sheets include the corresponding figures for the budget or revised forecast and for the previous year. Any significant variances are examined by divisional operating management and discussed with Group management, with action being taken as appropriate. A forecast of the full year’s results is updated regularly, based on performance to date and any changes in outlook. The executive directors regularly report to the Board on the development of the business, the competitive environment and any material breaches of procedure. Through these mechanisms, the Group’s performance is continually monitored, risks identified in a timely manner and their implications assessed.

The Group, as part of its continuous review of procedures, has continued to strengthen, as appropriate, resources committed to meeting the increasing demands of corporate governance, to comply with the Sarbanes-Oxley Act, to monitor and address evolving and more complex accounting standards, including changes in the application and interpretation of US GAAP. The Group further strengthened its Group Finance function during fiscal 2009 reflecting the increasing demands of accounting and US GAAP requirements.

The Group issues both sales and financial results on a quarterly basis. The external auditor discusses the quarterly and half yearly statements and presents reports to the Audit Committee for consideration.

•

Risk management—the identification of major business risks is carried out in conjunction with operational management and appropriate steps are taken to monitor and mitigate risks. The Business Risk Assurance Manager co-ordinates the collection of risk management information and is responsible for assessing the day to day risk management processes and internal control structure for the Group, ensuring such processes satisfy the applicable standards in the US and UK. His findings are reported to the Audit Committee.

The Risk Management Committee, which is chaired by the Business Risk Assurance Manager, has a written charter approved by the Board and its members include the Group Finance Director, the Group Financial Controller, the Divisional Chief Financial Officers and the Divisional heads of risk. The Risk Management Committee meets at least four times a year and reviews the Group’s risk management processes, the Group’s risk register, emerging issues and new regulations. The external auditor and the Chairman of the Audit Committee receive copies of all papers submitted to the Committee. The Business Risk Assurance Manager and the Chairman of the Audit Committee meet periodically to discuss key matters arising from the Group’s risk management process. A report from each Risk Management Committee meeting highlighting any material non-compliance or emerging issue is considered by the Board in a timely manner. In order to provide a formal forum for risk assessment, risk and control committees have been established at both divisional and corporate level. The divisional committees are chaired by the divisional Chief Executives and the corporate committee is chaired by the Group Finance Director. Each committee has a formalized charter and involves participation by the executive management teams and the Business Risk Assurance Manager. The Business Risk Assurance Manager attends all Risk Management Committee meetings to ensure a consistent approach and provide a level of independent challenge.

•

Control procedures—each operating division maintains documented financial and operating controls as well as procedures appropriate to its own business environment and in conformity with Group guidelines. Each operating division has an internal audit function which primarily reviews the processes in store operations but also reviews central service functions. Internal audit reviews of Group functions are carried out by an external company. The work of internal audit is monitored by senior divisional executives, and/or Group management, the Risk Management Committee and the Audit Committee.

There have been no changes in the Group’s internal controls over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, those controls.

•

Reviews of effectiveness—the Board, in addition to receiving summaries of the Risk Management Committee reports, annually reviews the effectiveness of the internal controls system on the basis of a report from, and the recommendation of, the Audit Committee. The Disclosure Control Committee reports to the Audit Committee on a quarterly basis as to the effectiveness of the disclosure control procedures.

Based on their review of the Group’s disclosure controls and procedures, as of the end of the period covered by this annual report on Form 20-F, and in accordance with the requirements of Section 302 of the Sarbanes-Oxley Act, the Group Chief Executive and Group Finance Director have concluded that the Group’s current disclosure controls and procedures are effective and provide reasonable assurance that information regarding the Group is recorded, processed, summarized and reported and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

As a foreign private issuer Signet is required to comply with applicable US regulations, including Section 404 of the Sarbanes-Oxley Act 2002.

In accordance with the requirements of Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended. The Group’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US generally accepted accounting principles. As a result of its inherent limitations, Signet’s internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements would be prevented or detected.

Signet’s management conducted an evaluation of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management determined that Signet’s internal control over financial reporting was effective as of January 31, 2009. KPMG Audit Plc, which has audited the consolidated financial statements of the Group for fiscal 2009, has also audited the effectiveness of internal control over financial reporting. An unqualified opinion has been issued thereon, the details of which are included within this annual report on Form 20-F.

Certifications by the Group Chief Executive and Group Finance Director as required by the Sarbanes-Oxley Act are submitted as exhibits to this annual report on Form 20-F.

Directors’ responsibility statement

The directors confirm that, to the best of their knowledge and belief:

•

The financial statements, prepared in accordance with US GAAP, give a true and fair view of the assets, liabilities, financial position and profit for the Company and the undertakings included in the consolidation taken as a whole; and

•

Pursuant to the Disclosure and Transparency Rules made under the Financial Services and Markets Act 2000 Chapter 4, the following sections of the Company’s annual report on Form 20-F contain a fair review of the development and performance of the business and the position of the Company, and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face:

1.	Item 3D “Risk factors” on pages 6 – 12

2.	Item 4A “History and development of the Company” on pages 12 – 14

3.	Item 4B “Business overview” on pages 14 – 38

4.	Item 5 “Operating and financial review and prospects” on pages 40 – 66

5.	Item 11 “Quantitative and qualitative disclosure about market risk” on pages 106 – 108

On behalf of the board

Walker Boyd	Terry Burman
Group Finance Director	Group Chief Executive

March 25, 2009

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has determined that Mr. Russell Walls is an audit committee financial expert, as defined in the instructions to Item 16A of Form 20-F. Mr. Walls and each of the other members of the Company’s audit committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16.B. CODE OF ETHICS

In October 2008, the Company adopted a Code of Ethics that is applicable to the Chairman, the Group Chief Executive, the Group Finance Director and other senior officers of the Company and its subsidiaries and affiliates. A similar Code of Ethics was adopted by the Predecessor Company in 2004.

The Company has also adopted a Code of Conduct that applies to directors, officers and employees of the Company. The Chairman, Group Chief Executive, Group Finance Director and other senior officers of the Company that are subject to this Code of Ethics are also subject to the Code of Conduct. In adopting both the Code of Ethics and the Code of Conduct, the Company has recognized the vital importance to the Company of conducting its business subject to high ethical standards and in full compliance with all applicable laws and, even where not required by law, with integrity and honesty. These codes are available on request from the Group Company Secretary and from www.signetjewelers.com. g Responsibilities g Policies  & Codes g Code of Ethics.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees

During fiscal 2009 and fiscal 2008, Signet was billed by its principal accountant, KPMG Audit Plc, aggregate amounts of $1.4 million and $1.4 million respectively, for the audit of parent and subsidiary annual financial statements and services normally provided in connection with statutory and regulatory filings.

Audit-related fees

During fiscal 2009 and fiscal 2008, Signet was billed by its principal accountant, KPMG Audit Plc, aggregate amounts of $0.6 million and $0.2 million respectively, for the relisting process, assurance and related services that are reasonably related to the performance of the audit or review of financial statements.

Tax fees

During fiscal 2009 and fiscal 2008, Signet was billed by its principal accountant, KPMG Audit Plc, aggregate amounts of $nil and $nil respectively, for services related to tax compliance, tax advice and tax planning.

All other fees

During fiscal 2009 and fiscal 2008, Signet was billed by its principal accountant, KPMG Audit Plc, aggregate amounts of $nil and $nil respectively, for other services.

Audit Committee pre-approval policies and procedures

Signet’s Audit Committee has adopted a policy requiring pre-approval of audit, audit-related, tax and other non-audit services provided by the Company’s independent auditor. Under this policy, the Audit Committee shall annually pre-approve an audit plan containing the types of services to be performed by the Company’s principal auditor, including an estimate of fees grouped by the type of service.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

On September 11, 2008, the Company’s shares were listed on the NYSE and a secondary listing was obtained on the London Stock Exchange. The Board is committed to achieving a high level of corporate governance and monitors compliance with such rules as applicable to foreign registrants. The Company’s practices do not differ significantly from the corporate governance standards set forth in section 303A of the NYSE Listed Company Manual.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Signet Jewelers Limited:

We have audited the accompanying consolidated balance sheets of Signet Jewelers Limited and subsidiaries (“the Company”) as of January 31, 2009 and February 2, 2008, the related consolidated income statements, and the related statements of shareholders’ equity, other comprehensive income, and cash flows for the 52 weeks ended January 31, 2009, the 52 weeks ended February 2, 2008 and the 53 weeks ended February 3, 2007. We also have audited Signet Jewelers Limited’s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Signet Jewelers Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2009 and February 2, 2008, and the results of its operations and its cash flows for the 52 weeks ended January 31, 2009, the 52 weeks ended February 2, 2008 and the 53 weeks ended February 3, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Audit Plc

London, United Kingdom

March 25, 2009

Consolidated income statements

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)	Notes
	$m	$m	$m
Sales	3,344.3	3,665.3	3,559.2	2
Cost of sales	(2,264.2)	(2,414.6)	(2,266.3)

Gross margin	1,080.1	1,250.7	1,292.9
Selling, general and administrative expenses	(969.2)	(1,000.8)	(979.6)
Impairment of goodwill	(516.9)	—	—	12
Relisting costs	(10.5)	—	—	3
Other operating income, net	119.2	108.8	91.5	4

Operating (loss)/income, net	(297.3)	358.7	404.8	2
Interest income	3.6	6.3	16.7
Interest expense	(32.8)	(28.8)	(34.2)

(Loss)/income before income taxes	(326.5)	336.2	387.3
Income taxes	(67.2)	(116.4)	(134.6)	6

Net (loss)/income	(393.7)	219.8	252.7

(Loss)/earnings per share—basic	$(4.62)	$2.58	$2.92	7
—diluted	$(4.62)	$2.55	$2.86	7

(1)	53 week year

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

	January 31, 2009	February 2, 2008	Notes
	$m	$m
Assets
Current assets:
Cash and cash equivalents	96.8	41.7	9
Accounts receivable, net	825.2	848.2	10
Other receivables	81.8	40.5
Other current assets	45.0	38.8
Inventories	1,364.4	1,453.6	11

Total current assets	2,413.2	2,422.8

Non-current assets:
Property, plant and equipment, net	452.1	489.2	13
Goodwill	—	556.0	12
Other intangible assets, net	23.9	22.0	12
Other assets	9.9	34.8
Deferred tax assets	54.8	74.6	6

Total assets	2,953.9	3,599.4

Liabilities and Shareholders’ equity
Current liabilities:
Loans and overdrafts	187.5	36.3	17
Accounts payable	42.2	89.3
Accrued expenses and other current liabilities	274.8	268.2	14
Deferred revenue	120.1	125.3	15
Deferred tax liabilities	56.9	47.9	6
Income taxes payable	55.8	79.5

Total current liabilities	737.3	646.5

Non-current liabilities:
Long-term debt	380.0	380.0	17
Other liabilities	71.5	96.4	16
Deferred revenue	142.5	149.7	15
Retirement benefit obligation	12.9	5.6	19

Total liabilities	1,344.2	1,278.2

Commitments and contingencies			21

Shareholders’ equity:
Common shares of $0.18 par value: authorized 500 million shares, 85.3 million shares issued and outstanding (2008: 0.9c par value: authorized 5,929.9 million shares, 1,705.5 million issued and outstanding)	15.3	15.3	20
Deferred shares, £1 par value: nil authorized, nil issued and outstanding (2008: 50,000 authorized shares, 50,000 issued and outstanding)	—	0.1	20
Additional paid-in capital	164.5	162.5
Other reserves	235.2	235.2	20
Treasury shares: 0.1 million shares of $0.18 par value (2008: 1.7 million shares of 0.9c par value)	(10.7)	(10.8)	20
Retained earnings	1,400.9	1,918.4
Accumulated other comprehensive (loss)/income	(195.5)	0.5

Total shareholders’ equity	1,609.7	2,321.2

Total liabilities and shareholders’ equity	2,953.9	3,599.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flow

	Fiscal 2009	Fiscal 2008	Fiscal 2007(1)
	$m	$m	$m
Cash flows from operating activities:
Net (loss)/income	(393.7)	219.8	252.7
Adjustments to reconcile net (loss)/income to cash flows provided by operations:
Depreciation of property, plant and equipment	108.1	109.2	96.0
Amortization of other intangible assets	6.4	4.7	2.4
Impairment of goodwill	516.9	—	—
Pension expense/(income)	0.2	(2.0)	2.3
Share-based compensation expense/(income)	0.7	(3.4)	17.2
Deferred taxation	24.7	6.9	(1.9)
Other non-cash movements	(2.8)	(3.0)	(1.5)
(Profit)/loss on disposal of property, plant and equipment	(0.7)	1.4	0.8
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	20.5	(56.2)	(93.3)
Increase in other receivables	(18.2)	(5.2)	(11.4)
Decrease in other current assets	1.4	0.7	1.3
Decrease/(increase) in inventories	12.7	(96.8)	(118.1)
Decrease in accounts payable	(38.0)	(31.7)	(1.7)
Increase in accrued expenses and other liabilities	6.1	7.7	1.4
(Decrease)/increase in deferred revenue	(9.8)	9.6	49.2
(Decrease)/increase in income taxes payable	(20.5)	(19.0)	6.4
Effect of exchange rate changes on currency swaps	(49.6)	(1.9)	(2.5)

Net cash provided by operating activities	164.4	140.8	199.3

Investing activities:
Purchase of property, plant and equipment	(105.1)	(129.1)	(116.9)
Purchase of other intangible assets	(9.8)	(11.3)	(7.5)
Proceeds from sale of property, plant and equipment	1.6	1.0	0.6

Net cash flows used in investing activities	(113.3)	(139.4)	(123.8)

Financing activities:
Dividends paid	(123.8)	(123.9)	(108.7)
Proceeds from issue of common shares	0.1	6.0	7.7
Purchase of own shares	—	(29.0)	(63.4)
Proceeds from short-term borrowings	160.6	31.1	7.0
Proceeds from long-term debt	—	—	380.0
Repayment of long-term debt	—	—	(251.0)

Net cash flows provided by/(used in) financing activities	36.9	(115.8)	(28.4)

Cash and cash equivalents at beginning of year	41.7	152.3	92.9
Increase/(decrease) in cash and cash equivalents	88.0	(114.4)	47.1
Effect of exchange rate changes on cash and cash equivalents	(32.9)	3.8	12.3

Cash and cash equivalents at end of year	96.8	41.7	152.3

Supplemental cash flow information
Interest paid	32.5	29.8	31.4
Income taxes paid	63.0	128.5	130.1

(1)	53 week year

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of shareholders’ equity

	Common shares at par value	Deferred shares at par value	Additional paid-in capital	Other reserves (Note 20)	Own shares held	Retained earnings	Accumulated other comprehensive (loss)/income	Total shareholders’ equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at January 29, 2006	14.3	—	130.1	234.8	(15.4)	1,779.2	(80.1)	2,062.9
Comprehensive income:
—Net income	—	—	—	—	—	252.7	—	252.7
—Foreign currency translation adjustments	—	—	—	—	—	—	73.5	73.5
—Changes in fair value of derivative instruments, net of tax	—	—	—	—	—	—	2.3	2.3
—Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	35.5	35.5
—Adoption of Statement of Financial Accounting Standards (“SFAS”) No. 158 (see Note 19), net of tax	—	—	—	—	—	—	(33.1)	(33.1)

Total comprehensive income								330.9
Dividends	—	—	—	—	—	(108.7)	—	(108.7)
Share options issued	—	—	9.9	—	2.1	(4.3)	—	7.7
Adoption of SFAS No. 123(R)	—	—	(5.3)	—	—	—	—	(5.3)
Share-based compensation expense	—	—	3.8	—	—	—	—	3.8
Purchase of own shares	(0.3)	—	—	0.3	—	(63.4)	—	(63.4)

Balance at February 3, 2007	14.0	—	138.5	235.1	(13.3)	1,855.5	(1.9)	2,227.9
Comprehensive income:
—Net income	—	—	—	—	—	219.8	—	219.8
—Foreign currency translation adjustments	—	—	—	—	—	—	(0.2)	(0.2)
—Changes in fair value of derivative instruments, net of tax	—	—	—	—	—	—	11.2	11.2
—Actuarial gains and losses on pension scheme, net of tax	—	—	—	—	—	—	(9.4)	(9.4)
—Prior service costs on pension scheme, net of tax	—	—	—	—	—	—	0.8	0.8

Total comprehensive income								222.2
Translation of common shares prior to cancellation	1.4	—	(1.4)	—	—	—	—	—
Cancellation of pound par common shares	(15.4)	—	15.4	—	—	—	—	—
Issuance of dollar par common shares	15.4	—	(15.4)	—	—	—	—	—
Issuance of deferred shares	—	0.1	—	—	—	—	—	0.1
Dividends	—	—	—	—	—	(123.9)	—	(123.9)
Share options issued	—	—	6.9	—	2.5	(4.0)	—	5.4
Share-based compensation expense	—	—	18.5	—	—	—	—	18.5
Purchase of own shares	(0.1)	—	—	0.1	—	(29.0)	—	(29.0)

Balance at February 2, 2008	15.3	0.1	162.5	235.2	(10.8)	1,918.4	0.5	2,321.2
Comprehensive loss:
—Net loss	—	—	—	—	—	(393.7)	—	(393.7)
—Foreign currency translation adjustments	—	—	—	—	—	—	(190.4)	(190.4)
—Changes in fair value of derivative instruments, net of tax	—	—	—	—	—	—	1.8	1.8
—Actuarial gains and losses on pension scheme, net of tax	—	—	—	—	—	—	(28.8)	(28.8)
—Prior service costs on pension scheme, net of tax	—	—	—	—	—	—	21.4	21.4

Total comprehensive loss								(589.7)
Exchange of 1,705.5m par common shares in Signet Group plc for 1,705.5m par common shares in Signet Jewelers Limited(1)	—	(0.1)	—	—	—	—	—	(0.1)
Dividends	—	—	—	—	—	(123.8)	—	(123.8)
Share options issued	—	—	—	—	0.1	—	—	0.1
Share-based compensation expense	—	—	2.0	—	—	—	—	2.0

Balance at January 31, 2009	15.3	—	164.5	235.2	(10.7)	1,400.9	(195.5)	1,609.7

(1)	As part of the Scheme of Arrangement discussed in Note 1 and in connection with the change in primary listing, the shareholders of the Predecessor Company exchanged 1,705,541,827 ordinary shares of par value $0.009 in Signet Group plc for 1,705,541,827 ordinary shares of par value $0.009 in Signet Jewelers Limited. Signet Jewelers Limited does not have any deferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of other comprehensive income

			Pension plans
	Foreign currency translation	Changes in derivative instruments	Actuarial losses	Prior service (cost)/credit	Minimum pension liability	Accumulated other comprehensive (loss)/income
	$m	$m	$m	$m	$m	$m
Balance at January 29, 2006	(47.4)	2.8	—	—	(35.5)	(80.1)
Other comprehensive income:
Foreign currency translation	73.5	—	—	—	—	73.5
Changes in fair value of derivative instruments	—	3.2	—	—	—	3.2
Deferred tax on items recognized in equity	—	(0.9)	—	—	—	(0.9)

						75.8

	26.1	5.1	—	—	(35.5)	(4.3)
Adoption of SFAS No. 158, net of tax(1)	—	—	(26.6)	(6.5)	35.5	2.4

Balance at February 3, 2007	26.1	5.1	(26.6)	(6.5)	—	(1.9)
Other comprehensive income:
Foreign currency translation	(0.2)	—	—	—	—	(0.2)
Changes in fair value of derivative instruments	—	12.0	—	—	—	12.0
Actuarial loss	—	—	(13.5)	—	—	(13.5)
Prior service cost	—	—	—	1.2	—	1.2
Deferred tax on items recognized in equity	—	(0.8)	4.1	(0.4)	—	2.9

						2.4

Balance at February 2, 2008	25.9	16.3	(36.0)	(5.7)	—	0.5
Other comprehensive loss:
Foreign currency translation	(190.4)	—	—	—	—	(190.4)
Changes in fair value of derivative instruments	—	5.9	—	—	—	5.9
Actuarial loss	—	—	(40.2)	—	—	(40.2)
Prior service cost	—	—	—	29.9	—	29.9
Deferred tax on items recognized in equity	—	(4.1)	11.4	(8.5)	—	(1.2)

						(196.0)

Balance at January 31, 2009	(164.5)	18.1	(64.8)	15.7	—	(195.5)

(1)	Includes pre tax amounts for actuarial losses of $37.6 million and prior service cost of $9.3 million.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the financial statements

1. Principal accounting policies

Signet Jewelers Limited (the “Company”) and its subsidiary undertakings (collectively, the “Group”) is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the United Kingdom (the “UK”) and the United States of America (the “US”). The US segment operates retail stores under brands including Kay Jewelers, Jared the Galleria of Jewelry and various regional brands while the UK segment’s retail stores operate under brands including H.Samuel and Ernest Jones.

On September 11, 2008 the Company, which is domiciled in Bermuda, was introduced as parent company of the Group in accordance with a Scheme of Arrangement under the UK Companies Act 2006 (the “Scheme”). On this date shareholders in Signet Group plc exchanged their outstanding shares for common shares in the Company. Signet Group plc, the previous parent company, became a wholly and directly owned subsidiary of the Company. As part of the implementation of the Scheme, the Company’s shares were consolidated on a one-for-20 basis. The Company also changed its primary listing from the London Stock Exchange (“LSE”) to the New York Stock Exchange, retaining a secondary listing on the LSE. In conjunction with the change in primary listing the Group has changed from reporting under IFRS to reporting under accounting principles generally accepted in the United States of America (“US GAAP”) and all prior period information has been restated.

For the periods prior to September 11, 2008 these financial statements represent the financial position, results of operations and cash flows of Signet Group plc and its subsidiaries and subsequent to this date represent the financial position, results of operations and cash flows of Signet Jewelers Limited and its subsidiaries.

In relation to the financial statements of the Group, the following accounting policies have, unless otherwise stated, been applied consistently in dealing with items which are considered material in all reporting periods presented herein.

(a)	Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with US GAAP and include the results of the Company and its subsidiary undertakings made up for the 52 week period ended January 31, 2009 (“fiscal 2009”). The comparative periods are for the 52 week period ended February 2, 2008 (“fiscal 2008”) and the 53 week period ended February 3, 2007 (“fiscal 2007”). Intercompany balances have been eliminated on consolidation.

(b) Use of estimates

The preparation of consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of intangible assets, the valuation of inventory, depreciation, the valuation of employee benefits, income taxes and contingencies.

(c) Foreign currency translation

The results of overseas subsidiary undertakings whose functional currency is not US dollars are translated into US dollars at the weighted average rate of exchange during the period and their balance sheets and attributable goodwill are translated at the rates ruling at the balance sheet date. Exchange differences arising from the translation of the net assets of overseas subsidiary undertakings into US dollars and matched foreign currency borrowings are included in accumulated other comprehensive (loss)/income.

Notes to the financial statements (continued)

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into the relevant functional currency at the foreign exchange rate ruling at that date. Transaction gains and losses are recognized in arriving at operating income.

(d) Revenue recognition

Revenue is recognized when:

•	there is persuasive evidence of an agreement or arrangement;

•	delivery of products has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed and determinable; and

•	collectability is reasonably assured.

The Group’s revenue streams and their respective accounting treatments are discussed below:

Merchandise sales

Store sales are recognized when the customer receives and pays for the merchandise at the store with either cash or credit card. For online sales, sales are recognized at the estimated time the customer has received the merchandise. Amounts related to shipping and handling that are billed to customers are reflected in sales and the related costs are reflected in cost of sales.

Revenue on the sale of merchandise is reported net of anticipated returns and sales tax collected. Returns are based on previous return rates experienced.

Any deposits received from a customer for merchandise are deferred and recognized when the customer receives the merchandise.

Certain of the Group’s merchandise sales are derived from providing replacement merchandise on behalf of insurance organizations to their customers who have experienced a loss of their property. In these cases, the sales price is established by contract with the insurance organization and revenue on the sale is recognized upon both receipt of an insurance voucher from the customer, and receipt of the merchandise by the customer.

Merchandise repairs

Revenue on repair of merchandise is recognized when the service is complete and the customer collects the merchandise at the store.

Extended service and lifetime warranty agreements

The Group, at the option of the customer and separately from the purchase of merchandise, sells extended service and lifetime warranty agreements on certain merchandise. The terms of the lifetime warranty agreements obligate the Group, subject to certain conditions, to perform repair work beyond normal wear and tear over the lifetime of the product. Revenue from the sale of extended service and lifetime warranty agreements is recognized in proportion to the costs expected to be incurred in performing services under the agreements. Revenue recognized in a period is based on the historical claims experience of the business. The Group reviews the pattern of claims at the end of each period to determine any significant trends that may require changes to revenue recognition rates.

Notes to the financial statements (continued)

Where the Group sells extended service and lifetime warranty agreements in the capacity as an agent on behalf of a third party, commission revenue is recognized at time of sale less an estimate of cancellations based on historical experience.

Sale vouchers

When vouchers issued on a purchase give a discount against a future purchase, the estimated fair value of those vouchers to the customer is treated as deferred revenue. This revenue is then recognized as vouchers are redeemed over the period until voucher expiry.

(e) Cost of sales and selling, general and administrative expenses

Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of retail outlets. This includes inbound freight charges, purchasing and receiving costs, inspection and internal transfer costs. Selling, general and administrative expenses include all costs not directly incurred in the purchase, processing and distribution of merchandise or support of the retail outlets. This includes selling, administration, finance and management expenses.

(f) Store opening costs

The costs of opening new locations are expensed as incurred.

(g) Advertising and promotional costs

Advertising and promotional costs are expensed within selling, general and administrative expenses. Production costs are expensed at the first communication of the advertisements, whilst communication expenses are incurred each time the advertisement is communicated. For catalogues and circulars, costs are all expensed at the first date they can be viewed by the consumer. Point of sale promotional material is expensed when first displayed in the stores. Advertising costs totaled $210.6 million in fiscal 2009 (fiscal 2008: $233.2 million; fiscal 2007: $212.0 million).

(h) Goodwill

Goodwill represents the excess of the cost of acquisitions over the Group’s interest in the fair value of the identifiable assets and liabilities acquired at the date of the transaction. Goodwill is allocated between the two reporting units, US and UK, based on the acquisitions made by those divisions. Goodwill is not amortized, but is reviewed for impairment, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that the Group considers that could trigger an impairment review include: (i) significant underperformance of a reporting unit relative to expected historical or projected future operating results; (ii) significant changes in the manner of the Group’s use of acquired assets or the strategy for the overall business; (iii) a severe and sustained decline in the price of the Group’s shares, and (iv) significant negative industry or economic trends.

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed for impairment by comparing the carrying value of each reporting unit (including allocated goodwill) to the fair value of the reporting unit. If the reporting unit’s carrying amount is greater than the fair value, then a second step is performed whereby the implied fair value that relates to the reporting unit’s goodwill is compared to the carrying value of that goodwill. The Group recognizes a goodwill impairment charge for the amount the carrying value of goodwill exceeds its implied fair value.

The Group calculates fair values of the reporting units through the income approach using discounted cash flow models. The discounted cash flow models indicate the fair value of the reporting units based on the present value of the cash flows that each reporting unit is expected to generate in the future. The significant estimates used in these calculations include: the weighted average cost of capital; long-term growth rates; expected changes to selling prices,

Notes to the financial statements (continued)

direct costs and profitability of the business; and working capital requirements. Management estimates discount rates using post-tax rates that reflect assessments of the time value of money and the risks specific to the Group.

(i) Other intangible assets

Other intangible assets, which comprise computer software purchased or developed for internal use, are stated at cost less accumulated amortization. Costs are capitalized in accordance with the provisions of Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. The Group’s policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Group also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer projects. Amortization is charged on a straight-line basis over periods from three to five years.

(j) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Maintenance and repair costs are expensed as incurred.

Depreciation on freehold and leasehold retail premises is calculated over the lesser of 50 years or the lease term. Long leaseholds relate to leases that have an original and unexpired lease term of greater than 25 years. Freehold land is not depreciated.

Depreciation on other fixed assets is provided on a straight-line basis over the estimated useful lives at the following annual rates:

Plant, machinery and vehicles

—rates up to 33 1/3%,

Shopfronts, fixtures and fittings

—rates up to 33 1/3%.

Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life of the improvements. Where the renewal of a lease is reasonably assured, the depreciation period for shopfronts, fixtures and fittings may exceed the remaining initial lease term, if constructed significantly after, and not contemplated at, the beginning of the lease term.

At the time property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts.

In accordance with SFAS No. 144:“Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Potentially impaired assets or asset groups are identified by reviewing the cash flows of individual stores. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the undiscounted cash flow is less than the asset’s carrying amount, the impairment charge recognized is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. Property, plant and equipment at stores planned for closure are depreciated over a revised estimate of their useful lives.

(k) Inventories

Inventories represent raw materials and goods held for resale and are valued at the lower of cost or market value. Cost is determined using average cost and includes overheads directly related to bringing inventory to its

Notes to the financial statements (continued)

present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs. Market value is defined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Inventory write-downs are made for obsolete, slow moving or defective items and shrinkage. The write-down is equal to the difference between the cost of inventory and its estimated market value based upon assumptions of targeted inventory turn rates, future demand, management strategy and market conditions. Shrinkage is estimated for the period from the last inventory date to the end of the fiscal year on a store by store basis. Such estimates are based on experience. Physical inventories are taken at least once annually for all store locations and for distribution centers.

(l) Vendor contributions

Contributions are received from vendors through various programs and arrangements including cooperative advertising. Vendor allowances are accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (including a reseller) for Cash Consideration Received from a Vendor”. Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions which are received as general contributions and not against specific promotional events are allocated against inventories.

(m) In-house credit programs

The Group operates an in-house credit program in the US business to allow customers to finance merchandise purchases. The credit programs have various billing and payment structures, including varying minimum payment levels and finance charge rates and fees. The Group recognizes finance charges in accordance with the contractual agreements. Gross interest earned is recorded as other operating income in the income statement. See Note 4. Allowances for uncollectible amounts are recorded as a charge to selling, general and administrative expenses in the income statement.

(n) Accounts receivable

Accounts receivable, stated at their nominal amounts, include amounts outstanding from the Group’s in-house credit programs and third party credit cards. Accounts receivable under the in-house credit programs are shown net of an allowance for uncollectible amounts. The allowance is an estimate of losses inherent in the customer portfolio as of the balance sheet date. The Group calculates the allowance using a model that analyzes factors such as delinquency rates, recovery rates and other portfolio data. The calculation is reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses inherent in the portfolio.

(o) Leases

Assets held under capital leases relate to leases where substantially all the risks and rewards of the asset have passed to the Group. All other leases are defined as operating leases.

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight-line basis over the lease term, including any construction period or other rental holiday. Other rentals paid under operating leases are charged to the income statement as incurred. Premiums paid to acquire short leasehold properties and inducements to enter into a lease are recognized over the lease term.

Certain leases provide for contingent rentals that are not measurable at inception. These contingent rentals are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Notes to the financial statements (continued)

(p) Taxation

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

On February 4, 2007 the Group adopted FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). The interpretation established a two-step approach for recognizing and measuring tax benefits, with tax benefits arising from uncertain income tax positions only being recognized when considered to be more likely than not sustained upon examination by the taxing authority. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition issues. The Group recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

At any point in time, many tax years are subject to or in the process of audit by various taxing authorities. To the extent that the Group’s estimates of settlements change or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made.

(q) Employee benefits

The Group operates a defined benefit pension scheme (the “Group Scheme”) in the UK which ceased to admit new employees from April 2004. The Group Scheme, covering one of the executive directors and participating eligible employees in the UK, provides benefits based on members’ salaries at retirement. The Group Scheme’s assets are held by the trustees and are completely separate from those of the Group.

The net periodic cost of the Group Scheme is measured on an actuarial basis using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of return on plan assets. Other material assumptions include rates of participant mortality, the expected long-term rate of compensation and pension increases and rates of employee termination. Gains and losses occur when actual experience differs from actuarial assumptions. If such gains or losses exceed ten percent of the greater of plan assets or plan liabilities, the Group amortizes those gains or losses over the average remaining service period of the employees.

The net periodic pension cost is charged to selling, general and administrative expenses in the income statement.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) which required an employer to:

•	recognize in its balance sheet the funded status of a benefit plan measured as the difference between the fair value of plan assets and the benefit obligation;

Notes to the financial statements (continued)

•	recognize, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost;

•	measure defined benefit plan assets and obligations as of the date of the employer’s balance sheet; and

•

disclose additional information in the notes to the financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

The requirements of SFAS 158 are applied prospectively upon adoption. The requirements to recognize the funded status of a defined benefit post retirement plan and provide related disclosures were effective for fiscal years ending after December 15, 2006, and have been applied for fiscal 2008 and fiscal 2009. See Note 19.

The Group also operates a defined contribution pension scheme in the UK and sponsors a defined contribution 401(k) retirement savings plan in the US. Contributions made by the Group to these pension arrangements are charged to the income statement as incurred.

Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives were until April 5, 2006 provided through the Signet Group Funded Unapproved Retirement Benefits Scheme (“FURBS”) and were charged to the income statement as incurred. The FURBS has now been closed and in substitution a supplement is now paid directly to the members.

(r) Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments for other than trading purposes to alter the risk profile of an existing underlying exposure. Interest rate swaps are used to manage interest risk exposures. Forward foreign currency exchange contracts are used to manage currency and commodity exposures arising from future purchases.

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives being recognized immediately in the income statement or accumulated other comprehensive income/(loss), depending on the timing and designated purpose of the derivative.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognized directly in equity as a component of accumulated other comprehensive income/(loss). Changes in the fair value of derivatives that do not qualify for hedge accounting, together with any hedge ineffectiveness, is recognized immediately in other operating income, net. For the effective portion of cash flow hedges, amounts previously recognized in equity are recognized in the income statement in the same period in which the hedged item affects net income or loss.

(s) Cash and cash equivalents

Cash and cash equivalents comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

(t) Share based compensation

On January 29, 2006 the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based

Notes to the financial statements (continued)

payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes the Group’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) beginning in fiscal 2008. The Group adopted SFAS 123(R) using the modified prospective transition method, which required compensation cost to be recognized beginning on the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS 123, “Accounting for Share Based Compensation” (“SFAS 123”) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Accordingly, the Group’s consolidated financial statements for prior fiscal years have not been restated to reflect the impact of SFAS 123(R).

Pursuant to SFAS 123(R), the Group measures share-based compensation cost for awards classified as equity at the grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. Certain of the Group’s share plans include a condition whereby vesting is contingent on growth exceeding the scheme target adjusted by movements in the relevant UK or US Retail Price Index (“RPI”). In accordance with SFAS 123(R), the RPI condition is neither a market nor a performance condition, and consequently any awards granted with this condition are classified as liability awards. The Group measures share-based compensation cost for awards classified as liabilities at fair value, which is re-measured at the end of each reporting period until the performance criteria have been satisfied and the amounts are reclassified to equity. Changes in the fair value that occur during the requisite service period are recognized as compensation cost over the requisite service period.

The Group estimated the fair value of all share-based awards using a Black-Scholes valuation model up to January 29, 2005. Subsequent to January 29, 2005, the Group continued to use a Black-Scholes valuation model for the Long Term Incentive Plans (“LTIP”) options; all other share-based awards, however, were valued using a binomial valuation model. Deferred tax assets for awards that result in deductions on the income tax returns of subsidiary undertakings are recorded by the Group based on the amount of compensation cost recognized and the subsidiary undertaking’s statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the subsidiary undertaking’s income tax return are recorded in additional paid-in-capital (if the tax deduction exceeds the deferred tax asset) or in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in-capital exists from previous awards).

For fiscal 2007 and prior reporting periods, the Group accounted for incentive and nonqualified share options awarded to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no compensation expense had been recognized by the Group on the 1993 and 2003 executive share schemes as the options granted under this program had exercise prices equal to the fair market value of the underlying shares at the date of grant. Compensation cost was recognized under the Sharesave Scheme, Employee Share Savings Plan, Irish Sharesave Scheme and LTIP as these were offered to employees at a discount from market value.

Share-based compensation is recorded in selling, general and administrative expenses in the income statement, along with the relevant salary cost.

See Note 22 for a further description of the Group’s share option plans.

(u) Contingent liabilities

Provisions for contingent liabilities are recorded for probable losses when management is able to estimate the loss.

Notes to the financial statements (continued)

(v) Common shares

When new shares are issued, they are recorded in common shares at their par value. The excess of the issue price over the par value is recorded in additional paid-in-capital.

The cost of own shares purchased to satisfy the exercise of employee share options is deducted from total equity and the proceeds of their onward transfer are credited to total equity.

(w) Dividends

Dividends are provided for in the period in which they are formally approved.

(x) Recently issued accounting pronouncements

Adopted during the period

SFAS No. 157

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and for quarterly periods within those fiscal years. In November 2007, the FASB agreed to defer the effective date of SFAS 157 for all non financial assets and liabilities by one year. The Group adopted the effective provisions of SFAS 157 as of February 3, 2008. There was no impact to the consolidated financial statements upon adoption.

SFAS No. 159

On February 15, 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Group adopted SFAS 159 on February 3, 2008. The Group has elected, however, not to use the fair value option for any of its existing financial assets and liabilities and, consequently, adoption had no impact.

To be adopted in future periods

SFAS No. 141(R)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non-controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and

Notes to the financial statements (continued)

reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements, separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years and quarterly periods beginning after December 15, 2008. Currently, the Group does not have any non-controlling interests in its subsidiaries.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The Statement requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company’s strategies and objectives for using derivative instruments. SFAS 161 expands the current disclosure framework in SFAS 133 and is effective prospectively for periods beginning on or after November 15, 2008.

2. Segmental information

The Group’s sales are derived from the retailing of jewelry, watches, other products and services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within parameters set by the Group Board. The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain Group costs, and there are no material transactions between the operating segments.

Notes to the financial statements (continued)

The accounting policies of the segments are the same as those used by the Group to report under US GAAP.

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Sales:
US	2,536.1	2,705.7	2,652.1
UK	808.2	959.6	907.1

Consolidated total	3,344.3	3,665.3	3,559.2

Operating (loss)/income, net:
US	(236.4)	265.2	318.9
UK	(37.4)	109.3	100.0
Unallocated(1)	(23.5)	(15.8)	(14.1)

Consolidated total	(297.3)	358.7	404.8

Goodwill impairment:
US	408.0	—	—
UK	108.9	—	—

Consolidated total	516.9	—	—

Relisting costs—unallocated	10.5	—	—

Depreciation and amortization:
US	84.0	72.1	61.3
UK	30.5	41.8	37.1

Consolidated total	114.5	113.9	98.4

Capital additions:
US	76.7	111.1	101.1
UK	38.1	28.6	23.3
Unallocated(1)	0.1	0.7	—

Consolidated total	114.9	140.4	124.4

	January 31, 2009	February 2, 2008
	$m	$m
Total assets:
US	2,287.0	2,737.3
UK	343.1	632.9
Unallocated	323.8	229.2

Consolidated total	2,953.9	3,599.4

Total long-lived assets:
US	374.9	790.1
UK	100.5	276.4
Unallocated	0.6	0.7

Consolidated total	476.0	1,067.2

Total liabilities:
US	(894.8)	(851.9)
UK	(112.7)	(159.2)
Unallocated	(336.7)	(267.1)

Consolidated total	(1,344.2)	(1,278.2)

Net tangible assets:
US	1,372.3	1,460.7
UK	227.0	321.0
Unallocated	(13.5)	(38.5)

Consolidated total	1,585.8	1,743.2

(1)	Unallocated principally relates to Group costs.

Notes to the financial statements (continued)

Sales by product

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Diamonds and diamond jewelry	1,898.9	2,068.5	2,057.3
Watches	391.6	444.8	410.3
Gold, silver jewelry, other products and services	1,053.8	1,152.0	1,091.6

Total sales	3,344.3	3,665.3	3,559.2

Sales to any individual customer were not significant to the consolidated sales of the Group.

3. Relisting costs

On September 11, 2008 the primary listing of the Group moved to the NYSE from the LSE and the parent company of the Group became Signet Jewelers Limited, a Bermuda domiciled company. Costs associated with these changes amounted to $10.5 million (fiscal 2008: $nil; fiscal 2007: $nil).

4. Other operating income, net

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Interest income from in-house credit programs	114.4	108.4	93.3
Other	4.8	0.4	(1.8)

Other operating income, net	119.2	108.8	91.5

5. Staff costs

Staff costs of the Group were as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Wages and salaries	620.4	635.7	619.8
Social security costs	52.9	54.5	51.9
Pension costs	12.2	11.4	10.9
Share-based payment expense/(income)	0.7	(3.4)	17.2

Total staff costs	686.2	698.2	699.8

6. Taxation

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
(Loss)/income before tax:
—US	(309.8)	203.7	273.6
—UK	(9.3)	132.5	113.7
—Other	(7.4)	—	—

	(326.5)	336.2	387.3

Current taxation:
—US	10.6	67.5	105.8
—UK	31.9	42.0	30.7
Deferred taxation:
—US	26.5	9.5	1.8
—UK	(1.8)	(2.6)	(3.7)

	67.2	116.4	134.6

Notes to the financial statements (continued)

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Sources of deferred taxation are as follows:
UK property, plant and equipment	(1.0)	(2.5)	(0.8)
US property, plant and equipment	14.3	(2.6)	(3.0)
Inventory valuation	7.1	21.3	16.5
Allowances for doubtful debts	(2.6)	(3.2)	(2.3)
Revenue deferral (extended service agreements)	(1.9)	(5.5)	(4.1)
Straight line lease payments	(2.4)	(2.2)	(2.4)
Deferred compensation	12.3	(1.7)	(1.5)
Retirement benefit obligations	—	(1.2)	(2.8)
Other temporary differences	(1.1)	4.5	(1.5)

	24.7	6.9	(1.9)

As the standard rate of corporation tax in Bermuda is 0%, the differences between the standard rate of corporation tax in the UK and the effective tax rates for the Group have been presented below:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	%	%	%
UK statutory tax rates	(28.3)	30.0	30.0
Differences between UK and US (including state) standard tax rates	3.1	5.0	5.7
Goodwill impairment not tax deductible	44.8	—	—
Expenditure permanently disallowable for tax purposes, net of permanent undercharges	1.6	0.6	1.3
Over provision in respect of previous periods	(0.6)	(1.0)	(2.2)

	20.6	34.6	34.8

The Group’s underlying effective tax rate (excluding the impact of goodwill impairment) is higher than the UK statutory tax rate because the significant proportion of the Group’s business is conducted in the US where the combined federal and state tax rate approaches 40%. The Group’s future effective tax rate is dependent on changes in the geographic mix of incomes and the movement in foreign exchange translation rates. It is likely that there will be greater volatility in the Group’s effective tax rate going forward owing to changes in the tax environment in both the UK and the US.

Notes to the financial statements (continued)

Deferred tax assets/(liabilities) consisted of the following:

	January 31, 2009			February 2, 2008
	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total
	$m	$m	$m	$m	$m	$m
UK property, plant and equipment	2.5	—	2.5	2.3	—	2.3
US property, plant and equipment	—	(30.1)	(30.1)	—	(15.8)	(15.8)
Inventory valuation	—	(84.5)	(84.5)	—	(77.4)	(77.4)
Allowances for doubtful debts	24.7	—	24.7	22.1	—	22.1
Revenue deferral (extended service agreements)	48.1	—	48.1	46.2	—	46.2
Straight line lease payments	19.7	—	19.7	17.3	—	17.3
Deferred compensation	1.0	—	1.0	13.3	—	13.3
Retirement benefit obligations	3.6	—	3.6	1.6	—	1.6
Other temporary differences	12.9	—	12.9	17.1	—	17.1
UK property related, net	0.2	—	0.2	0.3	—	0.3
Value of UK capital losses	20.2	—	20.2	27.7	—	27.7

Total deferred tax asset/(liability)	132.9	(114.6)	18.3	147.9	(93.2)	54.7
Valuation allowance	(20.4)	—	(20.4)	(28.0)	—	(28.0)

Deferred tax asset/(liability)	112.5	(114.6)	(2.1)	119.9	(93.2)	26.7

Current liabilities			(56.9)			(47.9)
Non-current assets			54.8			74.6

Deferred tax (liability)/asset			(2.1)			26.7

As of January 31, 2009 the Group had UK gross capital loss carry forwards of $72.1 million which are only available to offset future capital gains, if any, over an indefinite period.

The net decrease in the total valuation allowance in the period ended January 31, 2009 was $7.6 million (fiscal 2008: $1.6 million net decrease; fiscal 2007: $2.5 million net increase). The valuation allowance primarily related to UK capital loss carry forwards that, in the judgement of management, are not more likely than not to be realized.

The difference on foreign currency translation in respect of deferred tax posted directly to other comprehensive income in the period ended January 31, 2009 was $3.0 million charge (fiscal 2008: $0.1 million charge). The Group believes that it is more likely than not that deferred tax assets as of January 31, 2009 will be offset where permissible by deferred tax liabilities or realized on future tax returns, primarily from the generation of future taxable income.

On February 4, 2007 the Group adopted FIN 48 and the following table summarizes the activity related to unrecognized tax benefits:

	Fiscal 2009	Fiscal 2008
	$m	$m
Balance at beginning of period	19.2	18.2
Increases related to current year tax positions	2.1	3.4
Prior year tax positions
Increases	—	2.3
Decreases	(0.6)	(2.8)
Cash settlements	—	(1.9)
Difference on foreign currency translation	(1.9)	—

Balance at end of period	18.8	19.2

Notes to the financial statements (continued)

The Group has business activity in all states within the US and files income tax returns for the US federal jurisdiction and all applicable states. The Group also files income tax returns in the UK and certain other foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after November 2, 2002 and is subject to examination by the UK tax authority for tax years after January 31, 2004.

As of January 31, 2009 the Group had approximately $18.8 million (fiscal 2008: $19.2 million) of unrecognized tax benefits in respect of uncertain tax positions, all of which would favorably affect the effective income tax rate if resolved in the Group’s favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. In the period ended January 31, 2009, the total amount of interest and penalties recognized in income tax expense in the consolidated income statement was $nil, net (fiscal 2008: $1.1 million, net). As of January 31, 2009 the Group had accrued interest and penalties of $3.8 million (fiscal 2008: $3.8 million).

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of January 31, 2009, due to settlement of the uncertain tax positions with the tax authorities.

7. (Loss)/earnings per share

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Net (loss)/income ($ million)	(393.7)	219.8	252.7

Basic weighted average number of shares in issue (million)	85.2	85.2	86.4
Dilutive effect of share options (million)	—	0.9	1.9

Diluted weighted average number of shares in issue (million)	85.2	86.1	88.3

(Loss)/earnings per share—basic	$(4.62)	$2.58	$2.92
(Loss)/earnings per share—diluted	$(4.62)	$2.55	$2.86

Basic and diluted earnings per share in fiscal 2008 and fiscal 2007 have been recalculated following the one-for-20 share consolidation discussed in Note 1. The basic weighted average number of shares excludes shares held by the Employee Stock Ownership Trust (“ESOT”) as such shares are not considered outstanding and do not qualify for dividends. The effect of excluding the ESOT shares is to reduce the average number of shares in fiscal 2009 by 81,951 (fiscal 2008 (recalculated): 107,337; fiscal 2007 (recalculated): 162,655). The calculation of fully diluted EPS for fiscal 2009 excludes options to purchase 3,456,839 shares (fiscal 2008 (recalculated): 1,689,675 share options; fiscal 2007 (recalculated): 892,342 share options) on the basis that their effect on EPS was anti-dilutive.

8. Dividends

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Final dividend paid of 6.317c per share (2008: 6.317c; 2007: 2.8875p)	107.4	107.6	94.2
Interim dividend paid of 0.96c per share (2008: 0.96c; 2007: 0.4434p)	16.4	16.3	14.5

	123.8	123.9	108.7

A dividend of 6.317c per share was paid on July 3, 2008 in respect of the final dividend declared for fiscal 2008. An interim dividend of 0.96c for fiscal 2009 was also paid on November 7, 2008. No final dividend is proposed for fiscal 2009.

Notes to the financial statements (continued)

9. Cash and cash equivalents

	January 31, 2009	February 2, 2008
	$m	$m
Bank deposits	95.6	40.6
Cash on hand	1.2	1.1

Total cash and cash equivalents	96.8	41.7

10. Accounts receivable, net

	January 31, 2009	February 2, 2008
	$m	$m
Accounts receivable by geographic location
—US	886.1	900.6
—Other	9.0	9.8

	895.1	910.4
Less: valuation allowances	(69.9)	(62.2)

Total accounts receivable, net	825.2	848.2

The ageing of trade receivables at the reporting date was:

	Fiscal 2009		Fiscal 2008
	Gross	Valuation allowances	Gross	Valuation allowances
	$m	$m	$m	$m
Not past due	693.1	(20.8)	710.7	(21.4)
Past due 0-90 days	157.7	(4.9)	165.0	(6.3)
More than 90 days	44.3	(44.2)	34.7	(34.5)

	895.1	(69.9)	910.4	(62.2)

Valuation allowances

	Balance at beginning of period	Bad debt expense	Utilized(1)	Balance at end of period
	$m	$m	$m	$m
Fiscal 2007	46.9	73.1	(67.8)	52.2
Fiscal 2008	52.2	93.6	(83.6)	62.2
Fiscal 2009	62.2	124.7	(117.0)	69.9

Movements are net of recoveries of $17.1 million, $16.7 million and $13.1 million in fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

11. Inventories

	January 31, 2009	February 2, 2008
	$m	$m
Raw materials	25.5	16.7
Finished goods	1,338.9	1,436.9

Total inventory net of inventory provisions	1,364.4	1,453.6

Notes to the financial statements (continued)

The Group held $202.1 million of consignment inventory at January 31, 2009 (February 2, 2008: $221.5 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the inventory to the relevant suppliers without financial or commercial penalties and the supplier can vary the inventory prices.

Inventory provisions

	Balance at beginning of period	Charged to profit	Utilized(1)	Balance at end of period
	$m	$m	$m	$m
Fiscal 2007	10.6	28.0	(23.9)	14.7
Fiscal 2008	14.7	39.6	(36.8)	17.5
Fiscal 2009	17.5	35.8	(40.7)	12.6

(1)	Including the impact of foreign exchange translation.

12. Goodwill and other intangible assets, net

	Computer software	Purchased goodwill
		US	UK	Total goodwill
	$m	$m	$m	$m
Cost:
At February 3, 2007	24.5	674.1	238.2	912.3
Additions	11.3	—	—	—
Transfers	(2.6)	—	—	—
Translation differences	—	—	—	—

At February 2, 2008	33.2	674.1	238.2	912.3
Additions	9.8	—	—	—
Disposals	(1.0)	—	—	—
Translation differences	(3.1)	—	(62.9)	(62.9)

At January 31, 2009	38.9	674.1	175.3	849.4

Amortization:
At February 3, 2007	8.8	266.1	90.2	356.3
Charged in period	4.7	—	—	—
Transfers	(2.2)	—	—	—
Translation differences	(0.1)	—	—	—

At February 2, 2008	11.2	266.1	90.2	356.3
Charged in period	6.4	—	—	—
Impairment charge	—	408.0	108.9	516.9
Disposals	(1.0)	—	—	—
Translation differences	(1.6)	—	(23.8)	(23.8)

At January 31, 2009	15.0	674.1	175.3	849.4

Net book value:

At January 31, 2009	23.9	—	—	—

At February 2, 2008	22.0	408.0	148.0	556.0

At February 3, 2007	15.7	408.0	148.0	556.0

Notes to the financial statements (continued)

The reporting units for the purpose of goodwill impairment testing are the US and UK operating segments. Goodwill impairment testing is performed annually or when there is a triggering event. The Group’s annual date for testing is at January 31 each year. In fiscal 2008 and fiscal 2007, the Group performed the required impairment tests of goodwill and determined that there was no impairment.

During the fourth quarter of fiscal 2009, the Group experienced a significant decline in its operating performance reflecting the weakness in the macroeconomic environment. Management performed the first step of the impairment assessment for each of the reporting units by comparing the fair value of the two reporting units with their carrying amounts, including goodwill. It was determined there was a potential impairment of goodwill in both reporting units.

In order to measure the amount of goodwill impairment, management performed the second step of the assessment in which the implied fair value of the goodwill of the two reporting units was compared to the book value of that goodwill.

The fair value of each of the reporting units was measured considering the present value of future discounted cash flows that each reporting unit was expected to generate in the future. The significant estimates used in this calculation included: the weighted average costs of capital of the US and UK reporting units; long-term growth rates; expected changes to selling prices, direct costs and profitability of the businesses; and working capital requirements. These projections were based on detailed budgets that are prepared on an annual basis and took into account the recent weakening of operating results. Management used discount rates that reflect assessments of the time value of money and the risks specific to the Group. To validate the reasonableness of the reporting unit fair values that had been calculated, the aggregate fair values were rationalized to the enterprise market capitalization of the Group. In addition to traditional control premiums the key factor contributing to the difference between the combined fair value of the reporting units and the total market capitalization is a share price that is impacted by the general stock market conditions and the significantly depressed current economic outlook.

Based on the analysis completed, it was established that the carrying amount of each reporting unit’s goodwill exceeded the implied fair value of that unit’s goodwill, and an impairment loss should be recognized. This assessment resulted in a full impairment of the carrying value of goodwill and the recognition in fiscal 2009 of a loss on impairment of goodwill of $516.9 million.

Management also tested the long-lived assets for recoverability as of January 31, 2009, in line with SFAS No. 144 as detailed on page 124. Prior to performing the goodwill impairment testing, the long-lived assets of the reporting units were tested for recoverability based on a comparison of the respective aggregate values of their undiscounted cash flows to the respective carrying values. The results of the evaluation indicated that the carrying values of the related assets at the year end were recoverable.

Computer software is stated at cost less accumulated amortization. Amortization charges are recorded in selling, general and administrative expenses in the income statement. The weighted average amortization period for additions in the period is five years.

Notes to the financial statements (continued)

Management estimates that the annual amortization charge in respect of computer software held at January 31, 2009 for each of the next five fiscal years will be as follows:

$m
Fiscal 2010	7.4
Fiscal 2011	5.9
Fiscal 2012	4.6
Fiscal 2013	4.1
Fiscal 2014	1.9

Estimated amortization expense can be affected by various factors including future acquisitions and disposals.

13. Property, plant and equipment, net

	Land and buildings			Plant, machinery and vehicles	Shopfronts, fixtures and fittings	Total
	Freehold	Long leasehold	Short leasehold
	$m	$m	$m	$m	$m	$m
Cost:
At February 3, 2007	14.9	1.6	31.4	113.0	881.0	1,041.9
Additions	—	—	5.5	14.3	109.3	129.1
Disposals	—	—	(0.5)	(2.9)	(37.7)	(41.1)
Transfers	2.0	—	(2.1)	4.7	(2.0)	2.6
Translation differences	—	—	—	(0.1)	(0.4)	(0.5)

At February 2, 2008	16.9	1.6	34.3	129.0	950.2	1,132.0
Additions	—	—	5.0	8.8	91.3	105.1
Disposals	(0.8)	—	(0.6)	(54.0)	(78.5)	(133.9)
Transfers	—	—	2.1	—	(2.1)	—
Translation differences	(3.0)	(0.4)	(3.4)	(9.4)	(62.3)	(78.5)

At January 31, 2009	13.1	1.2	37.4	74.4	898.6	1,024.7

Depreciation:
At February 3, 2007	5.5	0.8	14.8	88.3	461.1	570.5
Charged in period	0.3	—	2.8	12.4	93.7	109.2
Disposals	—	—	(0.4)	(2.0)	(36.3)	(38.7)
Transfers	0.4	—	(0.4)	2.9	(0.7)	2.2
Translation differences	—	—	—	(0.1)	(0.3)	(0.4)

At February 2, 2008	6.2	0.8	16.8	101.5	517.5	642.8
Charged in period	0.3	0.1	3.1	12.6	92.0	108.1
Disposals	(0.1)	—	(0.4)	(54.0)	(78.5)	(133.0)
Transfers	—	—	0.4	—	(0.4)	—
Translation differences	(1.8)	(0.4)	(2.6)	(6.0)	(34.5)	(45.3)

At January 31, 2009	4.6	0.5	17.3	54.1	496.1	572.6

Net book value:

At January 31, 2009	8.5	0.7	20.1	20.3	402.5	452.1

At February 2, 2008	10.7	0.8	17.5	27.5	432.7	489.2

At February 3, 2007	9.4	0.8	16.6	24.7	419.9	471.4

Property, plant and equipment are stated at cost. Freehold properties on the consolidated balance sheet include $6.1 million of depreciable assets (February 2, 2008: $6.9 million). The charge for the period includes $7.6 million (fiscal 2008: $10.5 million, fiscal 2007: $5.1 million) for impairment of assets under SFAS No. 144 testing.

Notes to the financial statements (continued)

14. Accrued expenses and other current liabilities

	January 31, 2009	February 2, 2008
	$m	$m
Social security and PAYE	10.9	10.5
Other taxes	24.7	33.7
Other liabilities	53.4	23.5
Accrued compensation	54.0	56.8
Accrued expenses	131.8	143.7

Total accrued expenses and other current liabilities	274.8	268.2

Sales returns reserve included in accrued expenses:

	Balance at beginning of period	Adjustment(1)	Balance at end of period
	$m	$m	$m
Fiscal 2007	8.3	1.3	9.6
Fiscal 2008	9.6	(1.2)	8.4
Fiscal 2009	8.4	(0.6)	7.8

(1)	Adjustment relates to sales returns previously provided for and changes in estimate and includes the impact of foreign exchange translation between opening and closing balance sheet dates.

15. Deferred revenue

Deferred revenue represents income under extended service warranty agreements and voucher promotions.

	January 31, 2009	February 2, 2008
	$m	$m
Warranty reserve	243.1	246.6
Other	19.5	28.4

	262.6	275.0

Current liabilities	120.1	125.3
Non-current liabilities	142.5	149.7

	262.6	275.0

Warranty reserve

	Balance at beginning of period	Warranties Sold	Revenue recognized	Balance at end of period
	$m	$m	$m	$m
Fiscal 2007	205.4	168.1	(140.8)	232.7
Fiscal 2008	232.7	166.5	(152.6)	246.6
Fiscal 2009	246.6	149.6	(153.1)	243.1

Notes to the financial statements (continued)

16. Other liabilities—non-current

	January 31, 2009	February 2, 2008
	$m	$m
Accrued expenses	54.7	43.6
Lease loss reserve	10.1	9.6
Other liabilities	6.7	43.2

Total other liabilities	71.5	96.4

A lease loss reserve is recorded for the net present value of the difference between the contractual rent obligations and the rate at which income is received or expected to be received from subleasing the properties.

	January 31, 2009	February 2, 2008
	$m	$m
At beginning of financial year	9.6	10.0
Adjustments, net	4.6	0.7
Utilization(1)	(4.1)	(1.1)

At end of financial year	10.1	9.6

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

The cash expenditures on the remaining lease loss reserve are expected to be paid over the various remaining lease terms through 2017.

17. Loans, overdrafts and long-term debt

	January 31, 2009	February 2, 2008
	$m	$m
Current Liabilities—Loans and overdrafts
Revolving credit facility	135.0	—
Bank overdraft	52.5	36.3

	187.5	36.3

Non-current liabilities—Long-term debt
US private placement	380.0	380.0

	567.5	416.3

Loans and overdrafts

Revolving credit facility

On June 26, 2008, the Group entered into an unsecured $520 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate and at a maximum margin of 1.75% above LIBOR. This replaced the existing $390 million agreement. From commencement, the applicable margin has been 1.20% above LIBOR. At January 31, 2009 the amount outstanding under this facility was $135.0 million (February 2, 2008: $nil).

Notes to the financial statements (continued)

Commitment fees are paid on the undrawn portion of this credit facility at a rate of 40.0% of the applicable margin. The principal financial covenants on this facility are as follows:

•

the ratio of Consolidated Net Debt (cash and cash equivalents less borrowings falling due within one year and borrowings falling due in more than one year) to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization) shall not exceed 3:1;

•	Consolidated Net Worth (total net assets) must not fall below $800 million; and

•

the ratio of Consolidated EBITARR (Earnings Before Interest, Tax, Amortization, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

Conduit securitization facility (“Conduit”)

On October 24, 2008 the Group entered into a 364 day $100 million Conduit. Under this securitization, interests in the US private label credit card receivables portfolio held by a trust would be sold to Bryant Park, a Conduit administered by HSBC Securities (USA) Inc., in the form of a secured revolving variable rate certificate. The Conduit bears interest at a margin of 0.85% above the cost of funds paid by Bryant Park and commitment fees are paid on the undrawn portion at a rate of 0.30%. At January 31, 2009 no receivable interests have been placed in trust for sale. Accordingly, the amount outstanding under the Conduit was $nil.

The weighted average interest rate on other loans and overdrafts during the year was 3.1% (fiscal 2008: 5.3%; fiscal 2007: 5.4%).

Long-term debt

US private placement

On March 30, 2006 the Group entered into a US Private Placement Note Term Series Purchase Agreement, (“US Private Placement”) which was funded largely from US insurance institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represented 7, 10 or 12 year maturities. Interest on the Notes is payable semi-annually with the face value payable at time of maturity. The Series A Notes are $100.0 million at face value, bear interest at 5.95% and are due in May 2013; Series B Notes are $150.0 million at face value, bear interest at 6.11% and are due in May 2016 and Series C Notes are $130.0 million at face value, bear interest at 6.26% and are due in May 2018. The aggregate issuance was at face value for $380.0 million and the funding date was May 23, 2006. The proceeds from this debt issuance were used to refinance the maturing receivable securitization program and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt. The principal financial covenants are in line with the Revolving Credit Facility as described above.

Although the Group was in compliance with these agreements, in November 2008, the Group initiated discussions to amend the terms and reduce the size of its borrowings under the revolving credit facility and US private placement. Amended agreements took effect from March 13, 2009. These are described on page 58.

18. Financial instruments and fair value

The Group’s principal financial instruments are comprised of cash deposits/overdrafts, accounts receivable and payable, derivatives, a revolving credit facility and fixed rate notes. The Group does not enter into derivative transactions for trading purposes. Derivative transactions are used by the Group for risk management purposes to address risks inherent in the Group’s business operations and sources of finance.

The main risks arising from the Group’s operations are interest rate risk, liquidity risk, and market risk including foreign currency risk and commodity risk. The Group uses derivative financial instruments to manage

Notes to the financial statements (continued)

and mitigate these risks under policies reviewed and approved by the Group’s Board of Directors. The Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities, as amended” (“SFAS 133”), in accounting for these financial instruments.

Interest rate risk

The Group’s operations are financed principally by $380 million fixed rate notes under the US Private Placement. As of January 31, 2009 the Group had borrowings of $135.0 million under the Revolving Credit Facility (February 2, 2008: $nil).

The Group may enter into various interest rate protection agreements in order to limit the impact of movements in interest rates on its borrowings. There were no interest rate protection agreements outstanding at January 31, 2009 (February 2, 2008: $nil).

Liquidity risk

The Group’s objective is to ensure that it has the ability to generate sufficient cash from either internal or external sources in a timely and cost-effective manner to meet is commitments as they become due and payable. The Group manages liquidity risks as part of the overall risk management policy. Group management produces forecasting and budgeting information that is reviewed and monitored by the Board of directors. External financing is the main source of funding supplementing the Group’s resources in meeting liquidity requirements. The main external sources of funding include the US Private Placement, consisting of Series A Notes of $100 million, Series B Notes of $150 million, and Series C Notes of $130 million, which fall due in 2013, 2016 and 2018 respectively, and an unsecured revolving credit facility of $520 million, against which $135.0 million was drawn as of January 31, 2009 (February 2, 2008: $nil).

Market risk

The Group generates revenues and expenses in pounds sterling and US dollars. As certain of the Group’s UK division purchases are denominated in US dollars, the Group’s policy is to enter into foreign currency forward exchange contracts and foreign currency swaps to manage this exposure to the US dollar. The fair value of these contracts is recorded in other assets and other liabilities.

For currency and commodity contracts that are qualifying cash flow hedges as defined by SFAS 133, changes in fair value are recorded as a component of accumulated other comprehensive (loss)/income. Amounts are reclassified from other comprehensive (loss)/income into earnings when the hedged exposure affects earnings. For contracts that do not meet the strict hedge accounting requirements of SFAS 133, changes in fair value are recorded in other operating expenses.

The Group has historically held pound sterling cash deposits and US dollar borrowings reflecting the cash generative characteristics of the UK division and the investment by the US division in new space. The size of such cash deposits fluctuates during the year. The Group swaps the pounds sterling into US dollars on a short term basis to reduce the level of US dollar debt.

Credit risk and concentrations of credit risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The Group does not anticipate non-performance by counterparties of its financial instruments. The Group generally does not require collateral or other security to support financial instruments with credit risk; however it is the Group’s policy to only hold cash and cash equivalent investments and to transact financial instruments with financial institutions with a certain minimum credit rating.

Notes to the financial statements (continued)

Management does not believe the Group is exposed to any significant concentrations of credit risk that arise from derivatives or accounts receivable.

Fair value

The estimated fair value of the Group’s financial instruments held or issued to finance the Group’s operations is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Group would realize upon disposition nor do they indicate the Group’s intent or ability to dispose of the financial instrument. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1—quoted market prices in active markets for identical assets and liabilities

Level 2—observable market based inputs or unobservable inputs that are corroborated by market data

Level 3—unobservable inputs that are not corroborated by market data

The Group determines fair value based upon quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Group uses to determine fair value on an instrument specific basis are detailed below.

	January 31, 2009		February 2, 2008
	Carrying amount	Significant other observable inputs (Level 2)	Carrying amount	Significant other observable inputs (Level 2)
	$m	$m	$m	$m
Assets:
Forward foreign currency contracts and swaps	12.1	12.1	2.2	2.2
Forward commodity contracts	12.0	12.0	9.6	9.6

Liabilities:
Borrowings	(567.5)	(480.5)	(416.3)	(416.3)
Forward foreign currency contracts and swaps	—	—	(1.9)	(1.9)

The fair value of derivative financial instruments has been determined based on market value equivalents at the balance sheet date, taking into account the current interest rate environment or current foreign currency forward rates. These are held as assets and liabilities within other receivables and other payables, and all contracts have a maturity of less than one year.

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value because of the short term maturity of these amounts.

Notes to the financial statements (continued)

Derivatives

The Group operates in both the US and the UK and therefore is exposed to foreign exchange risk arising from various currency exposures. The Group enters into forward foreign currency exchange purchase contracts, principally in US dollars, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases.

The Group also enters into forward purchase contracts for commodities in order that values of assets should not be unnecessarily exposed to significant movements in the price of the underlying precious metal raw material.

	Fair values as at January 31, 2009		Fair values as at February 2, 2008
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m
Cash flow hedges:
Forward foreign currency contracts	12.0	—	1.9	—
Forward commodity contracts	12.0	—	9.6	—

	24.0	—	11.5	—

Foreign currency exchange contracts not designated as cash flow hedges are used to hedge currency flows through the Group’s bank accounts to ensure the Group is not exposed to foreign currency exchange risk in its cash and borrowings. As at January 31, 2009 there were pound sterling to US dollar cross currency swaps, with a life of 7 days, outstanding with a principal sterling component of £7.5 million (February 2, 2008: £106.3 million). As at January 31, 2009 the fair value of outstanding cross currency swaps was an asset of $0.1 million (February 2, 2008: liability of $1.6 million).

Gains of $13.4 million (fiscal 2008: gain of $10.2 million; fiscal 2007: loss of $1.5 million) have been transferred to cost of sales in respect of forward currency and gold contracts that matured during the period. Changes in the fair value of non-hedging foreign currency financial instruments amounting to $1.6 million (fiscal 2008: $1.3 million, fiscal 2007: $0.2 million) have been credited to net other operating income during the period. The ineffective portion of hedging instruments taken to net operating income was a gain of $1.5 million (fiscal 2008: $1.0 million loss; fiscal 2007: $nil).

19. Pension schemes (retirement benefit obligation)

The Group Scheme, which ceased to admit new employees from April 2004, is a funded scheme with assets, held in a separate trustee administered fund which is independently managed. A January 31, 2009 and February 2, 2008 measurement date was used in determining the Group’s scheme benefit obligation and fair value of plan assets. Contributions to the Group Scheme were assessed as at April 5, 2006.

Notes to the financial statements (continued)

The following schedules provide information concerning the Group Scheme as of and for the fiscal years ended January 31, 2009 and February 2, 2008:

	Fiscal 2009	Fiscal 2008
	$m	$m
Change in Group Scheme assets:
Fair value at beginning of year	248.1	261.6
Actual return on Group Scheme assets	(48.1)	(11.8)
Employer contributions	6.0	7.2
Members’ contributions	0.8	0.9
Benefits paid	(10.6)	(9.9)
Foreign currency changes on retranslation	(56.7)	0.1

Fair value of Group Scheme assets at end of year	139.5	248.1

	Fiscal 2009	Fiscal 2008
	$m	$m
Change in benefit obligation:
Benefit obligation at beginning of year	253.7	257.9
Service cost	6.1	8.0
Prior service release	(28.8)	—
Interest cost	13.0	13.4
Members’ contributions	0.8	0.9
Actuarial gain	(21.9)	(16.6)
Benefits paid	(10.6)	(9.9)
Foreign currency changes on retranslation	(59.9)	—

Benefit obligation at end of year	152.4	253.7

Funded status at end of year: Group Scheme assets less benefit obligation	(12.9)	(5.6)

	Fiscal 2009	Fiscal 2008
	$m	$m
Amounts recognized in the balance sheet consist of:
Non-current assets	—	—
Non-current liabilities	(12.9)	(5.6)

Net liability recognized	(12.9)	(5.6)

Amounts recognized in accumulated other comprehensive (loss)/income consist of:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Net actuarial loss	(64.8)	(36.0)	(26.6)
Net prior service credit/(cost)	15.7	(5.7)	(6.5)

The estimated actuarial loss, and prior service credit for the Group Scheme that will be amortized from accumulated other comprehensive (loss)/income into net periodic benefit cost over the next fiscal year are $4.2 million and $1.0 million, respectively.

The accumulated benefit obligation for the Group Scheme was $144.8 million and $240.4 million at January 31, 2009 and February 2, 2008, respectively.

Notes to the financial statements (continued)

The projected benefit obligation and fair value of plan assets for the Group Scheme at January 31, 2009 were $152.4 million and $139.5 million, respectively. At February 2, 2008 the projected benefit obligation and fair value of plan assets for the Group Scheme were $253.7 million and $248.1 million, respectively.

The components of net periodic pension cost and other amounts recognized in other comprehensive (loss)/income for the Group Scheme are as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Components of net periodic benefit cost:
Service cost	6.1	8.0	7.5
Interest cost	13.0	13.4	12.5
Expected return on Group Scheme assets	(15.8)	(19.1)	(15.4)
Amortization of unrecognized prior service cost	1.1	1.2	1.1
Amortization of unrecognized actuarial loss	1.8	0.9	3.3

Net periodic benefit cost	6.2	4.4	9.0
Other changes in scheme assets and benefit obligations recognized in other comprehensive loss/(income)	10.3	12.3	(53.0)

Total recognized in net periodic benefit cost and other comprehensive loss/(income)	16.5	16.7	(44.0)

Amount recognized in the balance sheet upon application of SFAS 158:

	2007 before adoption of SFAS 158	Incremental effect of SFAS 158	2007 after adoption of SFAS 158
	$m	$m	$m
Prepaid benefit cost	51.0	(51.0)	—
Pension asset—funded status	—	3.7	3.7

	51.0	(47.3)	3.7
Deferred income taxes	(15.5)	14.2	(1.3)

	35.5	(33.1)	2.4

Assumptions used to determine benefit obligations (at the end of the year):

	2009	2008
Discount rate	6.60%	5.90%
Salary increases	5.00%	5.00%

Assumptions used to determine net periodic pension costs (at the start of the year):
Discount rate	5.90%	5.20%
Expected return on Group Scheme assets	7.20%	7.20%
Salary increases	5.00%	4.60%

The discount rate is based upon published rates for high-quality fixed-income investments that produce expected cash flows that approximate the timing and amount of expected future benefit payments.

The expected return on the Group Scheme assets assumption is based upon the historical return and future expected returns for each asset class, as well as the target asset allocation of the portfolio of Group Scheme assets.

Notes to the financial statements (continued)

The composition of the assets in the Group Scheme was as follows:

	2009	2008
Equities	57%	65%
Bonds	38%	29%
Property	5%	5%
Cash	—	1%

Total	100%	100%

The long-term target allocation for the Group Scheme’s assets is equities 68%, bonds 27% and property 5%.

The Group’s overall investment strategy is guided by an objective of achieving a return on the investments, which is consistent with the long-term return assumptions to ensure the Group Scheme obligations are met. There is no investment by the Group Scheme in the shares of the Company or in property occupied by or other assets used by the Group. The Group expects to contribute a minimum of $11.2 million to the Group Scheme in fiscal 2010.

The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid by the Group Scheme:

$m
Fiscal 2010	8.8
Fiscal 2011	9.1
Fiscal 2012	9.4
Fiscal 2013	9.8
Fiscal 2014	10.1
Fiscal 2015 to fiscal 2019	53.0

In June 2004, the Group introduced a defined contribution plan which replaced the Group Scheme for new UK employees. The contributions to this scheme in the period were $0.3 million (fiscal 2008: $0.2 million; fiscal 2007: $0.2 million).

In the US, the Group sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The assets of this plan are held in a separate trust and the Group matches 25% of up to the first 6% of employee elective salary deferrals. Since December 2008 the Group matching element has been suspended. The Group’s contributions to this plan in fiscal 2009 were $6.6 million (fiscal 2008: $4.8 million; fiscal 2007: $4.1 million). The Group has also established, in the US, an unfunded, unqualified deferred compensation plan (“DCP”) which permits certain management employees to elect annually to defer all or a portion of their remuneration and earn interest on the deferred amounts. The plan until December 2008 also provided for a Group matching contribution based on each participant’s annual remuneration deferral. In connection with this plan, the Group has invested in trust-owned life insurance policies. The cost recognized in connection with the DCP in the year were $1.5 million (fiscal 2008: $1.7 million; fiscal 2007: $1.6 million).

20. Common shares, deferred shares, treasury shares and reserves

Common shares

On February 5, 2007, the Company redenominated its common shares from pounds sterling into US dollars. This was accomplished by a cancellation of the outstanding pound sterling shares and issuance of an equal amount of US dollar denominated shares. The par value of each US dollar common share was 0.9 cents and each

Notes to the financial statements (continued)

shareholder received one dollar common share in exchange for one pound sterling common share. The US dollar common shares have the same rights and restrictions as the previous pound sterling common shares.

As discussed in note 1, on September 11, 2008, as part of the Scheme of Arrangement, the Company’s shares were consolidated via a one for 20 share consolidation. The par value of each new common share is 18 cents.

The consideration received in respect of common shares issued during the year in respect of share options was $0.1 million (fiscal 2008: $6.0 million; fiscal 2007: $6.4 million). The Company did not purchase any shares in the year.

Deferred shares

To satisfy UK listing requirements, £50,000 of share capital was held by the Group Company Secretary of the Predecessor Company and denominated in pounds sterling. The Company does not have any deferred shares.

Own shares held

Own shares held represents the cost of shares in the Company purchased in the market and held by the Employee Stock Ownership Trust (“ESOT”) to satisfy options under the Group’s share option schemes. In fiscal 2009 the trustee transferred 4,046 shares (recalculated for the one-for-20 share consolidation) to the holders of executive share and LTIP options granted to UK employees. In aggregate the subscription monies amounted to $0.1 million. The trustee held 81,951 shares at January 31, 2009, 81,951 shares at March 25, 2009 and 85,997 (recalculated for the one-for-20 share consolidation) shares at February 2, 2008.

In fiscal 2009 the trustee of the ESOT subscribed in cash for a total of 1,568 shares (recalculated) in order to provide shares to satisfy the exercise of executive share options granted to US employees. In aggregate the subscription monies amounted to $0.02 million at option prices between $7.20 and $8.65 (recalculated). The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed, and varied between $11.70 and $12.75 per share (recalculated).

On various dates during fiscal 2009 a total of 164 shares were subscribed for in cash by holders of options. In aggregate the option proceeds amounted to $0.01 million at an option price of $37.10 per share (recalculated). The option proceeds were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between $7.82 and $9.12 per share. Details of options in respect of shares are shown in Note 22.

Other reserves

Other reserves consist of special reserves and a capital redemption reserve established in accordance with the Laws of England and Wales.

Following a capital reduction in 1997, the Predecessor Company is permitted to make distributions including dividends, share buy-backs and other transactions classed as distributions, out of income earned after August 2, 1997. Amounts paid by subsidiary undertakings in the form of a dividend from earnings prior to August 2, 1997 were recorded as a special reserve. This special reserve was treated as a non-distributable reserve for the purposes of section 264 of the UK Companies Act 1985. The restrictions on distribution of this reserve were lifted following a ruling by the High Court of Justice in England and Wales in fiscal 2009. In addition to the above special reserve, the Predecessor Company established a special reserve prior to 1997 in connection with reductions in additional paid-in capital which can only be used to write off existing goodwill resulting from acquisitions and otherwise only for purposes permitted for share premium accounts under the laws of England and Wales.

The capital redemption reserve has arisen on the cancellation of previously issued common shares and represents the nominal value of those shares cancelled.

Notes to the financial statements (continued)

21. Commitments and contingencies

Operating leases

The Group occupies certain properties and holds plant, machinery and vehicles under operating leases. The Group does not have any capital leases.

Rental expense for operating leases are as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
	$m	$m	$m
Minimum rentals	314.7	316.0	283.1
Contingent rent	5.3	10.1	14.6
Sublease income	(6.3)	(7.0)	(6.5)

Total	313.7	319.1	291.2

The future minimum operating lease payments for operating leases having initial or non-cancellable terms in excess of one year as follows:

$m
For fiscal years ending:
2010	280.4
2011	260.4
2012	241.8
2013	222.9
2014	204.2
Thereafter	1,169.0

Total	2,378.7

The Group entered into certain sale and leaseback transactions of freehold and long leasehold properties. Under these transactions the Group continues to occupy the space in the normal course of business. Gains on the transactions are recognized as a reduction of rent expense over the life of the operating lease.

Contingent property liabilities

Approximately 125 UK property leases had been assigned by the Group up to January 31, 2009 (and remained unexpired and occupied by assignees at that date) and approximately 23 additional properties were sub-let at that date. Should the assignees or sub-tenants fail to fulfill any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the income statement as it arises, has not been material.

Capital commitments

At January 31, 2009 the Group has committed to spend $8.8 million (February 2, 2008: $37.4 million) in respect of capital commitments. These commitments relate to the expansion and renovation of stores.

Litigation

The Group is not party to any legal proceedings considered to be material to the consolidated financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

Notes to the financial statements (continued)

A class action lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc., a subsidiary of the Company, in the New York federal court by private plaintiffs. The US Equal Opportunities Commission has filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

22. Share options

The Group operates several share option plans which can be categorized as “Saving Share Plans”, “Executive Plans”, and “Long Term Incentive Plans”.

Saving Share Plans

Three all-employee share option schemes comprising a savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Share Savings Plan”) and a savings related share option scheme for Republic of Ireland employees (the “Irish Sharesave Scheme”) are together referred to as “Saving Share Plans”. The Saving Share Plans allow eligible employees to purchase shares of common shares at a discount of approximately 20% under the Sharesave Scheme and the Irish Sharesave Scheme and 15% under the Employee Share Savings Plan of the middle market price on the date of grant. Options granted under the Sharesave Scheme and the Irish Sharesave Scheme vest after 36 months and are generally only exercisable between 36 and 42 months from commencement of the related savings contract. Options granted under the Employee Share Savings Plan vest after 24 months and are generally only exercisable between 24 and 27 months of the grant date. The Saving Share Plans are compensatory and compensation expense is recognized over the requisite service period. In any 10 year period not more than 10% of the issued common shares of the Company from time to time may, in aggregate, be issued or be issuable pursuant to options granted under the Saving Share Plans or any other employees’ share plans adopted by the Group.

Executive Plans

The Group operates a number of executive share option plans comprising a 1993 executive share option scheme (the “1993 Plan”) and three “2003 executive share schemes (the “2003 Plans”), together referred to as the “Executive Plans”. The Group has also adopted three executive share option plans in respect of future grants (the “2008 Plans”). Option awards under the Executive Plans are generally granted with an exercise price equal to the market price of the Company’s shares at the date of grant. Options under the Executive Plans are subject to certain internal performance criteria and cannot be exercised unless the Group achieves an annual rate of compound growth in earnings per share under IFRS above the respective US and UK inflation measure.

Under the 1993 and 2003 Plans, the performance criteria is measured over a three year period from the start of the fiscal year in which the award is granted. Under the 2003 Plans if the performance criteria is not achieved at the end of the three years from date of grant, the performance criteria extends annually and is retested at the end of the fourth and fifth year before expiring. Commencing January 29, 2007, all awards granted under the 2003 Plan will no longer be eligible for retesting if performance is not achieved by the end of the third year. Grants awarded under the 2003 Plans in fiscal 2009, other than for executive directors, are no longer subject to the performance criteria. The Group’s Executive Plans, which are shareholder approved, permit the grant of share options to employees for up to 10% of the issued common shares. A maximum of 8,568,841 shares may be issued pursuant to incentive options granted to US participants in the Executive Plans.

Long Term Incentive Plans

The Long Term Incentive Plan 2000 which was replaced by the Long Term Incentive Plan 2005 are together referred to as (“Long Term Incentive Plans”) or (“LTIPs”). The Group has also adopted the Long Term Incentive Plan 2008 for future awards. LTIPs are subject to certain internal performance criteria and cannot be exercised unless achievement of an annual rate of compound growth in income before tax at constant exchange rates of the

Notes to the financial statements (continued)

Group, for Group executives, or, growth in divisional operating income, for divisional executives, and in return on capital employed (“ROCE”) of the Group or related division as appropriate. To the extent that the performance criteria are satisfied, the participant will receive a combination of shares and cash in equal value. Compensation expense is recognized over the three year performance period for all schemes and options granted have 10 year contractual terms. The Company’s LTIPs, which are shareholder approved, permit the grant of share options to employees for up to 5% of the Company’s issued common shares.

Upon adoption of SFAS 123(R), the liabilities for LTIPs and Executive Plans were recognized at fair value. This resulted in the recognition of a cumulative effect of change in accounting principle by $6.0 million at January 29, 2006.

The Group recognized total share-based payment expense of $0.7 million in the financial period ending January 31, 2009 (fiscal 2008: $3.4 million credit; fiscal 2007: $17.2 million expense). The related tax charge on the share-based compensation expense was $0.1 million; $1.5 million credit; and $0.2 million credit, respectively. The total remaining unrecognized compensation cost related to non-vested share options under all Group plans amounted to $3.1 million, $5.0 million and $11.8 million relating to fiscal 2009, fiscal 2008 and fiscal 2007 respectively, which will be amortized over the weighted average periods of 1.9 years, 2.0 years and 1.9 years, respectively.

The Company either issues new shares or utilizes own shares to satisfy share option exercises under its plans. The Company does not expect to repurchase any shares during fiscal 2010 to satisfy share option exercises. Cash received from the exercise of share options granted under the Group’s plans during fiscal 2009, fiscal 2008 and fiscal 2007 was $0.1 million, $6.0 million and $6.4 million, respectively.

Option scheme status

	Saving Share Plans		Executive Plans		LTIPs
	No. of shares	WAEP(1)	No. of shares	WAEP(1)	No. of shares	WAEP(1)
	millions	$	millions	$	millions	$
Outstanding at February 2, 2008	0.4	32.80	2.3	43.60	0.2	—
Movements in period
Granted	0.3	13.13	0.9	24.80	0.2	—
Exercised	—	37.10	—	14.65	—	—
Lapsed/forfeited	(0.2)	33.33	(0.1)	36.98	(0.1)	—

Outstanding at January 31, 2009	0.5	20.27	3.1	35.11	0.3	—

Exercisable at February 2, 2008	0.1	35.40	1.0	39.60	—	—
Exercisable at January 31, 2009	0.1	29.58	1.0	33.26	—	—

(1)	Weighted Average Exercise Price

The number of shares has been recalculated for the 1 for 20 share consolidation discussed in Note 1. The weighted average share price at the date of exercise for share options exercised during fiscal 2009 was $25.33 (fiscal 2008 (recalculated): $23.80; fiscal 2007 (recalculated): $22.80).

The following tables summarize the information about share options outstanding and exercisable at January 31, 2009, and the inputs used in a binomial model for Saving Share Plans and Executive Plans, and in a Black-Scholes model for LTIP plans, for the calculation of the fair value of options granted in fiscal 2007, fiscal 2008 and fiscal 2009 financial years:

	Saving Share Plans			Executive Plans			LTIPs
	Shares millions	WACL(2) years	WAEP(1) $	Shares millions	WACL(2) years	WAEP(1) $	Shares millions	WACL(2) years	WAEP(1) $
Outstanding	0.5	1.8	20.27	3.1	6.8	35.11	0.3	8.4	—
Exercisable	0.1	0.3	29.58	1.0	4.1	33.26	—	2.8	—

Notes to the financial statements (continued)

	Saving Share Plans			Executive Plans			LTIPs
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Share price(3)	$12.36	$37.44	$44.62	$23.21	$48.71	$38.49	$23.26	$48.71	$38.49
Exercise price(3)	$13.41	$31.72	$35.47	$24.24	$49.81	$39.17	$nil	$nil	$nil
Risk free interest rate	2.67%	4.49%	4.91%	2.49%	4.56%	4.72%	2.31%	4.61%	4.80%
Expected life of options	2.7 years	2.8 years	2.6 years	4.3 years	4.3 years	4.3 years	3.5 years	3.5 years	3.5 years
Expected volatility	36%	26%	31%	30%	28%	34%	30%	28%	34%
Dividend yield	0.9%	3.3%	3.2%	4.2%	2.9%	2.8%	4.2%	2.9%	2.8%
Fair value(3)	$1.87	$9.18	$13.31	$4.01	$10.77	$10.14	$20.11	$44.06	$34.88

(1)	Weighted Average Exercise Price
(2)	Weighted Average Remaining Contractual Life
(3)	Weighted average

The expected volatility is determined by calculating the historical volatility of the Group’s share price over the previous five years. The expected life used in the model is based on the historical exercise behavior of the main categories of option recipients.

The total intrinsic value of options outstanding and exercisable as of January 31, 2009 was $2.4 million and $nil, respectively, and the aggregate intrinsic value for share options exercised during the years fiscal 2009, fiscal 2008 and fiscal 2007 was $0.1 million, $6.6 million and $7.6 million respectively.

The Company has established new employee share plans substantially similar to the “Saving Share Plans”, the “Executive Plans” and the “Long Term Incentive Plans” which were approved in principle at the General Meeting held on August 19, 2008 called to approve the implementation of the court approved Scheme of Arrangement.

23. Related party transactions

There are no related party transactions which require disclosure in these financial statements.

24. Subsequent events

On March 13, 2009 the Group entered into amendment agreements to the revolving credit facility agreement and note purchase agreement which, among other things, made the fixed charge coverage covenant more lenient, reduced the amount available under the revolving credit facility by $150 million to $370 million, resulted in a $100 million prepayment at par of notes on March 18, 2009, increased interest rates and restricts distributions to shareholders.

ITEM 19. EXHIBITS

Number	Description of Exhibits
1.1	Memorandum of Association of Signet Limited and Certificate of Incorporation on Change of Name to Signet Jewelers Limited (incorporated by reference to Exhibit 3.1 from Form 8-A filed by Signet Jewelers Limited on September 11, 2008).

1.2	Bye-laws of Signet Jewelers Limited (incorporated by reference to Exhibit 3.2 from Form 8-A filed by Signet Jewelers Limited on September 11, 2008)

2.1	Form of common share certificate of Signet Jewelers Limited (incorporated by reference to Exhibit 4.1 from Form 8-A filed by Signet Jewelers Limited on September 11, 2008)

4.1	Amended and Restated Employment Agreement, dated November 12, 2008 between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to filing with the Securities and Exchange Commission on November 13, 2008).

4.2*	Addendum to Employment Agreement between Signet Group plc and Walker Boyd dated November 10, 2008. Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to filing with the Securities and Exchange Commission on May 31, 2001 (File No.033-22663)).

4..3	Amended and Restated Employment Agreement, dated as of August 6, 2004, between Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4..4	Amendment No.1 to Amended and Restated Employment Agreement, dated as of January 12, 2006, by and among Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.5	Employment Agreement between Signet Trading Limited and Robert Anderson dated March 1, 2003 (incorporated herein by reference to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 3, 2005 (File No. 001-32349)).

4.6	Signet Jewelers Limited Rules of the Long-Term Incentive Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

4.7	Signet Jewelers Limited US Employee Stock Saving Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

4.8	Signet Jewelers Limited Rules of the Sharesave Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

4.9	Signet Jewelers Limited Rules of the Irish Sharesave Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

4.10	Signet Jewelers Limited US Stock Option Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

4.11	Signet Jewelers Limited International Share Option Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

Number	Description of Exhibits
4.12	Signet Jewelers Limited UK Approved Share Option Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435))

4.15*	Amended and Restated Note Purchase Agreement dated as of March 13, 2009, among Signet Jewelers Limited and the several Purchasers who are party thereto

4.16*	Amended and Restated Multi-currency Revolving Credit Agreement dated as of March 6, 2009, among Signet Jewelers Limited, Signet Group Plc, the borrowers and guarantors named therein and HSBC Bank Plc as agent.

8.1*	List of Significant Subsidiaries of Signet Jewelers Limited (incorporated herein by reference to Item 4.C “Organizational Structure” in the Company’s Annual Report on Form 20-F filed on April 1, 2009.)

12.1*	Section 302 Certification of Walker Boyd.

12.2*	Section 302 Certification of Terry Burman.

13.1*	Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG Audit Plc.

*	Filed herewith

GLOSSARY OF TERMS

Terms used	UK equivalent or brief description
Additional paid-up capital or paid-in surplus (not distributable)	Share premium account

Capital lease	Finance lease

Cash and cash equivalents	Cash at bank and in hand

Financial statements	Accounts

Income	Profit

Income statement	Profit and loss account

Interest expense	Finance expense

Interest income	Finance income

Inventories	Stocks

Issued	Allotted

Long term debt	Bank loans/loan notes

Net income	Profit attributable to shareholders

Ownership with absolute rights in perpetuity	Freehold

Payables	Creditors

Percentage rent	Contingent rent

Property and equipment	Property, plant and equipment Tangible fixed assets

Receivables	Debtors

Retained earnings	Profit and loss account reserve

Same store sales at constant exchange rates	Like for like sales

Shareholders’ equity/net assets	Shareholders’ funds

Shares outstanding	Shares in issue

Share option	Share option

Tax term equivalent to US tax depreciation allowances	Capital allowances

UK sales tax	Value Added Tax (VAT)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Signet Jewelers Limited

By:	/s/ Walker Boyd
Name:	Walker Boyd
Title:	Group Finance Director

London, England

April 1, 2009