Form 20-F/A
period 2009-01-31
SIGNET JEWELERS LTD
filed 2010-01-22
CIK 832988

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended January 31, 2009

OR

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

Mark Jenkins, Telephone number: +44 (0) 207 317 9706, Fax number: +44 (0) 207 734 9376

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

☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒     International Financial Reporting Standards as issued    Other ☐
    by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends and restates Part III, Item 19. “Exhibits” of the Annual Report on Form 20-F of Signet Jewelers Limited (the “Company”) for the fiscal year ended January 31, 2009, as filed with the Securities and Exchange Commission on April 1, 2009 (the “Original Filing”).

This Amendment No. 1 is being filed to include the consent of KPMG Audit Plc, the Company’s independent registered public accounting firm (“KPMG”) to the incorporation by reference of KPMG’s audit report included in the Original Filing into the Company’s Registration Statements on Form S-8 (File No. 333-09634, 333-134192, 333-12304, 333-153422 and 333-08964), which Registration Statements were inadvertently omitted from the consent originally filed with the Original Filing.

Except as described above, no other changes have been made to the Original Filing and this Amendment does not otherwise amend, update or change the financial statements or disclosures in the Original Filing. This Amendment does not reflect events occurring after the filing of the Original Filing.

ITEM 19. EXHIBITS

Number	Description of Exhibits
1.1
Memorandum of Association of Signet Limited and Certificate of Incorporation on Change of Name to Signet Jewelers Limited (incorporated by reference to Exhibit 3.1 from Form 8-A filed by Signet Jewelers Limited on September 11, 2008).

1.2	Bye-laws of Signet Jewelers Limited (incorporated by reference to Exhibit 3.2 from Form 8-A filed by Signet Jewelers Limited on September 11, 2008).

2.1	Form of common share certificate of Signet Jewelers Limited (incorporated by reference to Exhibit 4.1 from Form 8-A filed by Signet Jewelers Limited on September 11, 2008).

4.1
Amended and Restated Employment Agreement, dated November 12, 2008 between Sterling Jewelers Inc. and Terry Burman (incorporated herein by reference to filing with the Securities and Exchange Commission on November 13, 2008).

4.2
Addendum to Employment Agreement between Signet Group plc and Walker Boyd dated November 10, 2008 (incorporated herein by reference to Exhibit 4.2 from Form 20-F filed by Signet Jewelers Limited on April 1, 2009). Executive Service Agreement, dated as of June 14, 1995, between the Company and Walker Boyd, as amended May 15, 2000 (incorporated herein by reference to filing with the Securities and Exchange Commission on May 11, 2001 (File No. 033-22663)).

4.3
Amended and Restated Employment Agreement, dated as of August 6, 2004, between Sterling Jewelers Inc. and Mark S. Light (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 4, 2006 (File No. 001-32349)).

4.4
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

4.6
Signet Jewelers Limited Rules of the Long-Term Incentive Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.7
Signet Jewelers Limited US Employee Stock Saving Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.8
Signet Jewelers Limited Rules of the Sharesave Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.9
Signet Jewelers Limited Rules of the Irish Sharesave Scheme (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.10
Signet Jewelers Limited US Stock Option Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.11
Signet Jewelers Limited International Share Option Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.12
Signet Jewelers Limited UK Approved Share Option Plan 2008 (incorporated herein by reference to the Company’s Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 11, 2008 (File No. 333-153435)).

4.15
Amended and Restated Note Purchase Agreement dated as of March 13, 2009, among Signet Jewelers Limited and the several Purchasers who are party thereto (incorporated herein by reference to Exhibit 4.15 from Form 20-F filed by Signet Jewelers Limited on April 1, 2009).

4.16
Amended and Restated Multi-currency Revolving Credit Agreement dated as of March 6, 2009, among Signet Jewelers Limited, Signet Group Plc, the borrowers and guarantors named therein and HSBC Bank Plc as agent (incorporated herein by reference to Exhibit 4.16 from Form 20-F filed by Signet Jewelers Limited on April 1, 2009).

8.1
List of Significant Subsidiaries of Signet Jewelers Limited (incorporated herein by reference to Item 4.C “Organizational Structure” in the Company’s Annual Report on Form 20-F filed on April 1, 2009).

12.1*	Section 302 Certification of Walker Boyd.

12.2*	Section 302 Certification of Terry Burman.

13.1
Certification of Walker Boyd pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.1 from Form 20-F filed by Signet Jewelers Limited on April 1, 2009).

13.2
Certification of Terry Burman pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.2 from Form 20-F filed by Signet Jewelers Limited on April 1, 2009).

15.1*	Consent of KPMG Audit Plc.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

Signet Jewelers Limited
By:	/s/ Walker Boyd
Name:	Walker Boyd
Title:	Group Finance Director

Dated:    January 22, 2010